Form 10KSB, Exhibit 13
period 2001-12-31
FIRST BANCTRUST CORP
filed 2002-04-01
CIK 1129847

                                                                      EXHIBIT 13








[FBTC LOGO]







                                           ANNUAL REPORT
                                               2001

                                TABLE OF CONTENTS

                                                                      Page


President's Letter to Stockholders.....................................i

Management's Discussion and Analysis...................................1

Independent Accountants' Report.......................................19

Consolidated Financial Statements:
         Consolidated Balance Sheets..................................20
         Consolidated Statements of Income............................22
         Consolidated Statements of Stockholders' Equity..............24
         Consolidated Statements of Cash Flows........................26
         Notes to Consolidated Financial Statements...................28

Shareholder Information...............................................48
Directors.............................................................50
Executive Officers....................................................50
Banking Locations.....................................................50

[First BancTrust Corporation Letterhead]


To Our Stockholders, Customers, and Friends:

     I am pleased to present our first Annual Report to Stockholders for First BancTrust Corporation ("the Company"), parent company of First Bank & Trust, S.B. ("the Bank"), for the year ended December 31, 2001. The year 2001, the first year of public ownership for the Bank, was characterized by declining interest rates, narrowing interest margins, a weakening economy, and a "bear market" in equity securities. However, the Bank's net income grew as its interest margin expanded while its assets increased. In addition, the Company's shares increased in value.

     Net income for the year ended December 31, 2001 reached $1,861,000 compared to $736,000 for the previous year. This improvement is primarily the result of an increase in net interest margin from 3.39% to 3.92%, an accomplishment that generated an additional $1.4 million in net interest income. Our ability to improve our net interest margin in the current interest rate market and economic environment is based on our core business: lending to residents and small businesses and farmers in the communities we serve.

     I was gratified by the enthusiastic support of our customers and others for our conversion from an Illinois chartered mutual savings bank to an Illinois chartered stock savings bank. Our initial stock offering was completed on April 18, 2001. The Company sold 1,520,875 shares of common stock at $10 per share. It became the only company headquartered in our area to be traded on a national stock exchange, the NASDAQ. Trading began immediately upon completion of the conversion under the symbol "FBTC".

     The future of First BancTrust Corporation is full of opportunity for our shareholders, customers, and employees. Our directors, officers, and employees have worked diligently to promote profitable growth and to enhance our ability to act when opportunities for expansion are found.

     On behalf of the Board of Directors, officers, and employees, I would like to thank you for your interest in the Company, and in many cases, your patronage of the Bank. I appreciate the continued confidence of our customers and the communities we serve and look forward to their ongoing support.


                                   Sincerely,



                                   /s/ Terry J. Howard
                                   Terry J. Howard
                                   President and
                                   Chief Executive Officer

                           FIRST BANCTRUST CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
             (TABLE DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

On October 16, 2000 the Board of Directors of First Bank & Trust, s.b. (the "Bank") adopted a Plan of Conversion to convert from an Illinois mutual savings bank to an Illinois stock savings bank with the concurrent formation of a holding company. First BancTrust Corporation (the "Company") was incorporated in November, 2000. A subscription offering of the shares of common stock of the Company was offered initially to eligible deposit account holders of First Bank & Trust, s.b. The Bank's conversion from an Illinois mutual savings bank to an Illinois stock savings bank (the "Conversion") was completed on April 18, 2001.

In connection with the conversion, the Company issued 1,520,875 shares of common stock to the public for gross proceeds of $15.2 million, $14.4 million net of conversion costs. The Bank issued all of its outstanding capital stock to the Company in exchange for one-half of the net proceeds of the offering, which amounted to $7.2 million. The Company accounted for the purchase in a manner similar to a pooling of interests, whereby assets and liabilities of the Bank maintain their historical cost basis in the consolidated company.

The Company originates loans and solicits deposits through the Bank, but otherwise conducts no significant business, except through the Bank and the Bank's subsidiaries, First Charter Service Corporation, ECS Service Corporation, and Community Finance Center, Inc. First Charter Service Corporation provides securities brokerage services through a third-party broker-dealer, PrimeVest Financial Services, Inc., and also engages in the sale of tax deferred annuities. ECS Service Corporation, doing business as Edgar County Title, provides abstracting services and title insurance for the Bank's market area. Community Finance Center, Inc. provides retail consumer lending to the Bank's market area. All references to the Company include the Bank and the Bank's subsidiaries, unless otherwise indicated.

"SAFE HARBOR" STATEMENT

In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates), the impact of competition for the Company's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company has no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

General

Net income for the year ended December 31, 2001 increased by $1.1 million, or 152.8% from $736,000 for the year ended December 31, 2000 to $1.9 million for the year ended December 31, 2001. The increase in net income is primarily attributable to increases in net interest income and noninterest income and a decrease in the provision for loan losses partially offset by increases in noninterest expense and income tax expense. Return on average assets increased to 0.99% for the year ended December 31, 2001 from 0.44% for the year ended December 31, 2000. Return on average equity was 7.66% and 5.90% for the years ended December 31, 2001 and 2000, respectively.

Net Interest Income

Net interest income increased by $1.4 million or 27.5% from $5.2 million for the year ended December 31, 2000 to $6.6 million for the year ended December 31, 2001. The reasons for the increase in net interest income are an increase in interest income of $1.0 million and a decrease in interest expense of $373,000. The Company's net interest margin was 3.92% for the year ended December 31, 2001 compared to 3.39% for the year ended December 31, 2000.

The net interest margin increased as a result of an increase in the ratio of earning assets to earning liabilities, an increase in rates on loans, and a decrease in interest rates on interest-bearing liabilities. The increase in the ratio of earning assets to earning liabilities was primarily due to the proceeds from the stock conversion being invested in earning assets, primarily investment securities. The increase in rates on loans was due to a shift in loan mix with a higher percentage of higher yielding loans. The decrease in interest rates on interest-bearing liabilities is due to an increase in demand deposit accounts which have lower rates than certificate of deposit accounts. The interest-bearing demand accounts have repriced more rapidly in response to the falling rate environment of the past year.

Interest Income - Total interest income was $13.6 million for the year 2001, an increase of $1.1 million, or 8.3% from $12.5 million reported in 2000. Interest income from loans increased by $173,000 from $9.8 million in 2000 to $10.0 million in 2001, investment income increased by $676,000 from $2.4 million in 2000 to $3.0 million in 2001, and interest income from deposits with banks increased by $210,000 from $173,000 in 2000 to $383,000 in 2001.

The following schedule compares average total loan balances by major categories for the years 2001 and 2000:


                                      Average Balance
                                  ----------------------                    %
                                    2001          2000        Change     Change
                                  ---------    ---------     ---------   -------
                                               (Dollars in thousands)
Real Estate Loans
  One-to-four family              $  44,753    $  45,249     $  (496)    -1.10%
  Multi-family                          277          339         (62)   -18.29%
  Commercial and industrial           8,021        7,992          29      0.36%
  Construction                          692          692           0      0.00%
  Agricultural                       11,991       11,613         378      3.25%
                                  ---------    ---------     -------    -------

Total real estate loans              65,734       65,885        (151)    -0.23%
Agricultural production finance       8,226       11,021      (2,795)   -25.36%
Commercial loans                      8,889        9,124        (235)    -2.58%
Consumer loans                       25,831       25,335         496      1.96%
                                  ---------    ---------     -------    -------

Total loans                         108,680      111,365      (2,685)    -2.41%
Allowance for loan losses            (1,972)      (1,665)       (307)    18.44%
                                  ---------    ---------     -------    -------

Net loans                         $ 106,708    $ 109,700     $(2,992)   - 2.73%
                                  =========    =========     =======    =======

The average net loan portfolio decreased by $3.0 million or 2.73% from $109.7 million in 2000 to $106.7 million in 2001. This was primarily a result of a decrease in the average agricultural production finance loans of $2.8 million and a decrease of $496,000 in the average one-to-four family residential loans, offset by increases in average consumer loans of $496,000, and average agricultural real estate loans of $378,000.

The decrease of $2.8 million in average agricultural production finance loans was a result of loan payments and fewer loan originations in 2001. The decrease in the average one-to-four family residential loans resulted from increased refinancing in the latter part of 2001 due to favorable interest rates on fixed-rate mortgages. Borrowers with adjustable rate loans converted to fixed-rate products which in turn were sold into the secondary market. Consumer loans increased due to higher demand for vehicle loans, consumer finance loans, loans secured by deposits, and other consumer loans. The Company's agricultural real estate loans as of December 31, 2001 were approximately $11.3 million compared to the average balance in 2001 of agricultural real estate loans of $12.0 million. The majority of agricultural real estate loans were sold into the secondary market in the latter part of 2001.

The average yield on loans receivable increased by 40 basis points. The increase in loan yields was due to an increase in interest rates on consumer loans and a shift in loan mix with a higher percentage of higher yielding loans. The increase in yield on consumer loans was due to an increase in loans made by the Bank's subsidiary, Community Finance Center, Inc. which had average loan interest rates of 20.45% in 2001 and 20.18% in 2000.

Average total investment securities were $49.7 million during 2001, an $11.3 million increase over the 2000 total of $38.4 million. The increase in average investments was funded with the proceeds from the stock conversion and by additional borrowings from the Federal Home Loan Bank of Chicago. This growth was the primary reason for the increase in interest income from securities, as the average yield on investments decreased by three basis points.

Interest income earned on deposits with financial institutions increased $210,000 or 121.4% from $173,000 in 2000 to $383,000 in 2001. The average balance maintained at the Federal Home Loan Bank of Chicago in a cash management account increased substantially during 2001, from $3.0 million in 2000 to $10.0 million during 2001. The interest-bearing demand deposit account maintained by the Company is used for short-term cash needs. The cash proceeds from the stock conversion and funds generated by security calls and repayments on mortgage-backed securities kept the demand deposit account at a higher than normal level during 2001. During 2001, the Federal Open Market committee or "FOMC," the governing body that establishes the federal funds rate and the discount rate, lowered these key interest rates a total of eleven times. The federal fund rates dropped from a high of 6.50% in January, 2001 to 1.75% in 2001. Generally, these decreases impacted short-term rates to a greater extent than longer-term rates.

Interest Expense - Interest expense decreased from $7.4 million in 2000 to $7.0 million in 2001, a decrease of $373,000 or 5.07%. Interest expense on deposits declined from $5.9 million in 2000 to $5.7 million in 2001, a reduction of 4.29% or $254,000. Interest expense on certificates of deposit decreased by $242,000, or 5.77%, from $4.2 million in the year 2000 to $4.0 million in the year 2001, primarily due to a decline in the average balance. As rates have declined, many depositors have transferred their maturing certificates of deposit to the Investor Checking Account, which has rates comparable to money market accounts. The average balance of certificate of deposits has declined by $4.4 million from $76.8 million in 2000 to $72.4 million in 2001.

Demand deposits, which are largely Investor Checking Accounts, increased on the average from $29.9 million in 2000 to $40.6 million in 2001, a $10.7 million or a 35.8% increase. Rates on the Investor Checking Account reprice monthly off of an index tied to the 90-day Treasury bill rate. Investor Checking Accounts at December 31, 2001 were $39.4 million or 83.3% of total interest-bearing demand accounts, compared to $31.3 million or 84.8% of the total at December 31, 2000. Interest expense on demand accounts was relatively even from 2000 to 2001 due to an increase in the average balance for the year offset by lower rates. The average rate on these accounts decreased from 5.20% in 2000, to 3.87% in 2001.

Interest expense on Federal Home Loan Bank (FHLB) advances for 2001 was $1.3 million compared to $1.4 million in 2000. The average balance of FHLB advances for 2001 was $26.4 million compared to $25.1 million for 2000. Borrowings at the FHLB typically consist of fixed-term notes, and an open-end line of credit. At December 31, 2001, all $25.5 million in advances were fixed rate and fixed term. The increase in FHLB advances was used to fund purchases in the investment portfolio. The average rate on average FHLB advances decreased from 5.76% in 2000 to 5.01% in 2001.

The average interest earned on interest-earning assets declined from 8.21% in 2000 to 8.08%, while the average balances increased from $12.5 million in 2000 to $13.6 million in 2001. The average cost of interest-bearing liabilities decreased from 5.25% in 2000 to 4.77% in 2001, due to the declining rate environment. The average balance of interest-bearing liabilities declined from $7.4 million in 2000 to $7.0 million in 2001. Interest rate spread for 2001 improved to 3.31% from 2.96% in 2000.

Average Balance Sheet

The following table presents the average balance sheet for the Company for the years ended December 31, 2001, 2000, and 1999, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The yields or costs are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown. The yields and costs include fees, which are considered adjustments to yields.

                                                             As of                          Year Ended
                                                       December 31, 2001                December 31, 2001
                                                    -------------------------  -------------------------------------
                                                       Ending      Average       Average                  Average
                                                      Balance    Yield/Rate      Balance     Interest   Yield/Rate
                                                    -------------------------  -------------------------------------
                                                                            (Dollars in thousands)

INTEREST-EARNING ASSETS
    Loans receivable, net(1)                            $101,253       8.85%       $106,708     $10,043       9.41%
    Investment securities                                 65,207       5.76%         49,724       3,042       6.12%
    Deposits with financial institutions(2)                9,438       1.29%         10,006         383       3.83%
    Federal Home Loan Bank stock                           1,582       5.75%          1,543         106       6.87%
                                                        -------------------        -------------------------------
      Total interest-earning assets                      177,480       7.29%        167,981      13,574       8.08%
                                                                     ------                     ------------------
    Non-interest-earning assets                           18,557                     20,135
                                                        --------                   --------
      Total assets                                      $196,037                   $188,116
                                                        ========                   ========

INTEREST-BEARING LIABILITIES
    Deposits:
      Demand                                            $ 47,346       2.63%        $40,629     $ 1,572       3.87%
      Savings                                              7,379       2.09%          7,010         142       2.03%
      Certificates of deposit of $100,000 or more         15,683       4.32%         15,606         795       5.09%
      Other certificates                                  56,945       4.87%         56,843       3,157       5.55%
    Borrowings:
      Long-term                                           25,516       4.54%         26,360       1,321       5.01%
      Short-term                                               0       0.00%             48           3       6.25%
                                                        -------------------        -------------------------------
    Total interest-bearing liabilities                   152,869       3.93%        146,496       6,990       4.77%
                                                                     ------                     ------------------
    Non-interest-bearing demand accounts                  13,963                     13,125
    Non-interest-bearing liabilities                       1,487                      4,194
                                                        --------                   --------
      Total liabilities                                  168,319                    163,815
    Total equity capital(3)                               27,718                     24,301
                                                        --------                   --------
      Total liabilities and equity capital              $196,037                   $188,116
                                                        ========                   ========
    Net average interest-earning assets                 $ 24,611                   $ 21,485
                                                        ========                   ========
    Net interest income; interest rate spread(4)                                                $ 6,584       3.31%
                                                                                                ==================
    Net interest margin(5)                                                                                    3.92%
                                                                                                           =======
    Average interest-earning assets to average
      interest-bearing liabilities                                                   114.67%
                                                                                   ========

_________________

(1)  Includes loans held for sale and nonaccruing loans.
(2) Includes interest-bearing demand deposits and other interest bearing deposits.
(3)  Includes retained earnings and accumulated other comprehensive income
     (loss).
(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.
(5) Net interest margin is net interest income divided by net average interest-earning assets.

                                                                             Year ended December 31,
                                                    ------------------------------------------------------------------------
                                                                   2000                                1999
                                                    -----------------------------------  -----------------------------------
                                                      Average                Average       Average                Average
                                                      Balance    Interest  Yield/Rate      Balance    Interest  Yield/Rate
                                                    -----------------------------------  -----------------------------------
                                                                             (Dollars in thousands)

INTEREST-EARNING ASSETS
    Loans receivable, net(1)                          $ 109,700    $ 9,882       9.01%       $111,405   $ 9,742       8.74%
    Investment securities                                38,385      2,365       6.16%         27,524     1,653       6.01%
    Deposits with financial institutions(2)               2,966        173       5.84%          3,593       120       3.34%
    Federal Home Loan Bank stock                          1,453        108       7.43%            935        64       6.84%
                                                      -------------------------------        -----------------------------
      Total interest-earning assets                     152,504     12,528       8.21%        143,457    11,579       8.07%
                                                                   ------------------                   ------------------
    Non-interest-earning assets                          15,304                                10,888
                                                      ---------                              --------
      Total assets                                    $ 167,808                              $154,345
                                                      =========                              ========

INTEREST-BEARING LIABILITIES
    Deposits:
      Demand                                          $  29,943      1,557       5.20%       $ 18,900       498       2.63%
      Savings                                             8,383        169       2.02%         10,703       244       2.28%
      Certificates of deposit of $100,000 or more        16,328        945       5.79%         15,837       765       4.83%
      Other certificates                                 60,470      3,249       5.37%         67,130     3,630       5.41%
    Borrowings:
      Long-term                                          21,902      1,238       5.65%         15,552       832       5.35%
      Short-term                                          3,150        205       6.50%          3,375       177       5.24%
                                                      -------------------------------        -----------------------------
    Total interest-bearing liabilities                  140,176      7,363       5.25%        131,497     6,146       4.67%
                                                                   ------------------                   ------------------
    Non-interest-bearing demand accounts                 11,793                                 7,372
    Non-interest-bearing liabilities                      3,359                                 3,532
                                                      ---------                              --------
      Total liabilities                                 155,328                               142,401
    Total equity capital(3)                              12,480                                11,944
                                                      ---------                              --------
      Total liabilities and equity capital            $ 167,808                              $154,345
                                                      =========                              ========
    Net average interest-earning assets               $  12,328                              $ 11,960
                                                      =========                              ========
    Net interest income; interest rate spread(4)                    $5,165       2.96%                   $5,433       3.40%
                                                                   ==================                   ==================
    Net interest margin(5)                                                       3.39%                                3.79%
                                                                               ======                               ======
    Average interest-earning assets to average
      interest-bearing liabilities                       108.79%                               109.10%
                                                      =========                              ========

_________________
(1)  Includes loans held for sale and nonaccruing loans.
(2) Includes interest-bearing demand deposits and other interest bearing deposits.
(3)  Includes retained earnings and accumulated other comprehensive income
     (loss).
(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.
(5) Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (change in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.


                                                   Year Ended 12/31/2001                   Year Ended 12/31/2000
                                                        Compared to                             Compared to
                                                   Year Ended 12/31/2000                   Year Ended 12/31/1999
                                             ---------------------------------       ---------------------------------
                                                    Increase (Decrease)                     Increase (Decrease)
                                                          Due to                                  Due to
                                             ---------------------------------       ---------------------------------
                                               Volume        Rate        Net           Volume       Rate         Net
                                             ---------------------------------       ---------------------------------
                                                                          (in thousands)
Interest-earning assets:
  Loans, net                                   ($274)        $436        $162          ($151)       $291         $140
  Investment securities, net                     696          (11)        685            668          44          712
  Interest-bearing demand deposits               287          (77)        210            (24)         77           53
  FHLB stock                                       6          (16)        (10)            38           6           44
                                             --------------------------------        --------------------------------
   Total interest-earning assets               1,254         (208)      1,046            740         209          949

Interest-bearing liabilities:
  Demand accounts                                473         (458)         15            397         662        1,059
  Savings accounts                               (28)           1         (27)           (49)        (26)         (75)
  Certificates of deposit                       (239)          (3)       (242)         5,675      (5,876)        (201)
  Long-term borrowings                           234         (151)         83           (878)      1,284          406
  Short-term borrowings                         (194)          (8)       (202)          (237)        265           28
                                             --------------------------------        --------------------------------
    Total interest-bearing
      liabilities                                322         (695)       (373)           606         611        1,217
                                             --------------------------------        --------------------------------
    Net change in net interest
      income                                    $932         $487      $1,419           $134       ($402)       ($268)
                                             ================================        ================================


Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2001 was $607,000 compared to $1.2 million for the year ended December 31, 2000. The provision for both periods reflects management's analysis of the Company's loan portfolio based on the information which was available to it at such time. In particular, management meets on a quarterly basis to review the adequacy of the allowance for loan losses by classifying loans in compliance with regulatory classifications. Classified loans are individually reviewed to arrive at specific reserve levels for those loans. Once the specific portion for each loan is calculated, management calculates a historical portion for each category based on a combination of loss history adjusted for current national and local economic conditions, trends in delinquencies and charge-offs, trends in volume and term of loans, changes in underwriting standards, and industry conditions. The higher provision for 2000 reflects identified credits which were subsequently charged off in 2001. Chargeoffs for 2001 were $1.3 million compared to $625,000 for the year 2000. Chargeoffs in 2001 included $297,000 relating to a commercial borrower on loans secured by a commercial building in Casey, Illinois and by inventory and equipment, and $154,000 to another commercial borrower on loans secured by a commercial building in Paris, Illinois as well as inventory and equipment. Chargeoffs on vehicle loans increased from $92,000 in 2000 to $190,000 in 2001. While Company management believes that the allowance for loan losses is sufficient based on information currently available, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additional chargeoffs which may adversely affect net income.

Noninterest Income

Noninterest income totaled $2.9 million in 2001, compared to $2.4 million in 2000, an increase of 459,000 or 18.8%, primarily due to increases in gains on sale of loans, other service charges and fees, abstract and title fees, and customer service fees, offset by decreases in loan servicing fees and brokerage fees. Other service charges and fees increased by $237,000 primarily due to an increase in loan fees of $213,000. The loan fee increase was due to an increase in points charged on one-to-four family real estate loans sold in the secondary market. The Company received $363,000 in points in 2001, compared to $150,000 in 2000. Gains on the sale of loans increased by $280,000 from $645,000 in 2000 to $925,000 in 2001. This can be attributed to the increased volume in fixed-rate loans secured by one-to-four family dwellings which are sold into the secondary market. In 2001, $27.9 million in residential loans were sold to the Federal Home Loan Mortgage Corporation and Illinois Housing Development Authority compared to $5.0 million in loans sold in 2000. Abstract and title fees also increased by $100,000 from $305,000 in 2000 to $405,000 in 2001 due to the increased loan originations. Abstract and title services are provided by the Company's wholly-owned subsidiary, ECS Service Corporation, doing business as Edgar County Title.

Customer service fees increased by $59,000 from $436,000 in 2000 to $495,000 in 2001 primarily due to increased overdraft fees. During 2001, the Bank promoted "Safety-Net Checking", a non-interest bearing demand account with automatic overdraft protection. The number of accounts in this product type increased from 255 at December 31, 2000 to 601 at December 31, 2001. These accounts typically generate a higher volume of overdraft fees.

During 2001, loan servicing fees declined by $94,000 from $142,000 in 2000 to $48,000 in 2001. This is attributable to an increase in amortization of loan servicing fees of $40,000, which is offset against loan servicing income, and a change in mix of serviced loans. Total agricultural loans serviced as a percentage of total sold loans decreased from 2000 to 2001.

Agricultural loans have higher servicing fees compared to servicing fees on one-to-four family residential loans. Brokerage fees also declined by $123,000 from $145,000 in 2000 to $22,000 in 2001 due to fees recognized on transfers in 2000 of $3.1 million in annuity accounts under management into new products lines offered by First Charter Service Corporation, one of the Company's wholly-owned subsidiaries.

Noninterest Expenses

Total noninterest expense increased from $5.5 million in 2000 to $6.0 million in 2001, an increase of $556,000 or 10.1% due primarily to increases in salaries and employee benefits and other expenses. Salaries and employee benefits totaled $3.0 million in 2000 and $3.5 million in 2001, an increase of $472,000. Salaries and wages increased by $208,000 due to normal pay increases, the addition of two full-time employees, and a temporary increase in overtime paid due to loan volume in 2001. In connection with the Conversion, the Company established an Employee Stock Ownership Plan ("ESOP") in 2001. The ESOP expense for 2001 was $150,000. Health insurance expense increased by $66,000 from $260,000 in 2000 to $326,000 in 2001, due to increases in premiums. Directors fees increased by $43,000 from $128,000 in 2000 to $172,000 in 2001, due to the addition of a board member, and restructuring board fees to include payments for committee work and board of directors meetings.

Other noninterest expense increased $94,000 from $669,000 in 2000 to $763,000 in 2001, an increase of 14.1%. Postage expense increased by $13,000 due to the conversion of mortgage loans from passbooks to a bill-and-receipt statement which is mailed to the borrower each month. Trust department expenses increased $9,000 from 2000 to 2001 due to additional training required by personnel, and loan related expenses increased by $31,000 due to increased loan volume in 2001. Expenses relating to Real Estate Owned holdings and dispositions increased by $19,000 due to a larger volume of Real Estate Owned properties for the year.

Income Tax Expense

Total income tax expense was $968,000 in 2001, compared to $225,000 in 2000, an increase of $743,000 or 330.2%. The increase of $743,000 is attributable to higher taxable income in 2001 of $2.8 million compared to $962,000 in 2000. The effective tax rates for the years ended December 31, 2001 and December 31, 2000 were 34.2% and 23.4%, respectively. The increase in the effective tax rate from 2000 to 2001 was due to an increase in state income taxes during 2001.

FINANCIAL CONDITION

Total assets of the Company increased by $24.3 million or 14.2% to $196.0 million at December 31, 2001 from $171.7 million at December 31, 2000. The growth in total assets was due primarily to a $24.1 million increase in investment securities available for sale, a $7.6 million increase in cash and cash equivalents, and a $1.6 million increase in cash surrender of life insurance, partially offset by an $8.9 million decrease in loans, net of allowance for loan losses. The overall increase in total assets was funded by net proceeds from the initial stock offering, increases in deposits and Federal Home Loan Bank advances.

The Company's cash and cash equivalents increased by $7.6 million, from $9.1 million at December 31, 2000 to $16.7 million at December 31, 2001. Interest-bearing deposits with banks increased by $6.9 million from $2.5 million at December 31, 2000 to $9.4 million at December 31, 2001. Cash and due from banks also increased by $648,000 from December 31, 2000 to December 31, 2001. Cash and cash equivalents increased due to increased liquidity as a result of securities called, proceeds from loans sold into the secondary market, and increased loan repayments.

Investment securities available for sale amounted to $65.2 million at December 31, 2001 compared to $41.1 million at December 31, 2000, an increase of $24.1 million. The increase in securities available for sale was due to the $14.4 million in net proceeds from the initial stock offering, increased borrowings from the Federal Home Loan Bank of Chicago, and loan repayments.

The Company's net loan portfolio decreased by $9.0 million or 8.2%, from $109.6 million at December 31, 2000 to $100.7 million at December 31, 2001. Gross loans decreased by $9.5 million, offset by a decrease in the allowance for loan loss of $565,000. Loans secured by 1-4 family residences decreased by $5.1 million from December 31, 2000 to December 31, 2001. Low fixed mortgage rates have resulted in higher loan volume with many borrowers refinancing adjustable rate loans to fixed rate to take advantage of the lower rates. These fixed rate residential loans are sold into the secondary market. Farmland loans have decreased by $804,000 and agricultural production loans have decreased by $1.3 million. Farm agency guarantees were obtained on approximately $4.1 million in farmland and agricultural equipment loans which were then sold into the secondary market during 2001, while retaining servicing on these loans. Commercial real estate loans have decreased by $432,000 and commercial business loans have decreased by $1.7 million.

At December 31, 2001, the allowance for loan losses was $1.7 million or 1.62% of the total loan portfolio compared to $2.2 million or 1.99% at December 31, 2000. The Company's net chargeoffs were $1.2 million for 2001 compared to $514,000 for 2000. The Company's loans delinquent 90 days or more at December 31, 2001 were $1.5 million or 1.47% of total loans, compared to $1.7 million or 1.52% of total loans. Nonperforming loans and troubled debt restructurings as of percentage of total loans decreased from 2.35% at December 31, 2000 to 2.17% at December 31, 2001. The Company's nonperforming loans and troubled debt restructurings of $2.2 million at December 31, 2001 consist primarily of restructured commercial and agricultural loans and nonperforming loans primarily secured by residences and commercial real estate. Management reviews the adequacy of the allowance for loan losses quarterly, and believes that its allowance is adequate; however, the Company cannot assure that future chargeoffs and/or provisions will not be necessary.

Foreclosed assets held for sale, net, have increased by $350,000 from $456,000 at December 31, 2000 to $807,000 at December 31, 2001. The increase was due to $1.4 million in loans transferred to foreclosed assets, partially offset by $1.1 million in foreclosed assets sold. As of December 31, 2001, the Company had eleven real estate properties totaling $602,000, including seven single family residences, three commercial properties, and one farmland property in foreclosed assets. Other repossessed assets consisted of $205,000, primarily repossessed vehicles. Foreclosed assets are carried at lower or cost or net realizable value. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Loan servicing rights increased from $1.7 million at December 31, 2000 to $2.1 million at December 31, 2001. Total loans sold in 2001 were $31.3 million compared to $11.9 million during 2000. The related servicing rights capitalized did not increase at the same percentage increase as loans sold from 2000 to 2001 due to 2000 sales being primarily agricultural loan sales which have higher servicing fees. The loans sold in 2001 were primarily one-to-four family residential loans which have lower servicing fees. The capitalized servicing assets associated with these loans was $824,000 for 2001, compared to $629,000 capitalized servicing assets created in 2000. Amortization of servicing rights amounted to $432,000 in 2001 compared to $396,000 in 2000. The original amount capitalized is recognized as a gain and is included as gain on sale of loans in the income statement. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. The amortization of the capitalized servicing rights is offset by the servicing fees received and is included as loan service fees in the income statement.

Cash surrender of life insurance increased from $1.9 million at December 31, 2000 to $3.5 million at December 31, 2001. The increase was due to the purchase of $1.4 million in bank owned life insurance during 2001 and an increase in cash surrender value of $137,000.

The Company's total deposits increased from $134.1 million at December 31, 2000 to $141.3 million at December 31, 2001, an increase of $7.2 million or 5.4%. The increase in total deposits was due to a $10.4 million increase in interest-bearing demand deposits partially offset by a $1.6 million decrease in noninterest-bearing demand accounts and a $1.6 million decrease in certificates of deposits. At December 31, 2001, deposits $100,000 or more totaled $15.7 million compared to $16.6 million at December 31, 2000.

Investor Checking, the largest component of interest-bearing demand deposits were $39.4 million at December 31, 2001 compared to $31.3 million at December 31, 2000. Investor Checking has comparable rates to money market accounts, without withdrawal restrictions. In the current low rate environment, many depositors are reluctant to invest in term products, and have transferred maturing certificates of deposit to the Investor Checking accounts.

Savings accounts have grown slightly from $7.3 million at December 31, 2000 to $7.4 million at December 31, 2001. This can be attributed to a new savings product introduced in September 2001. "Pay Yourself First" savings accounts are structured so interest is paid on a tiered basis, with the requirement of an automatic transfer from a bank checking account at least monthly. By December 31, 2001, 197 accounts had been opened with balances of $729,000 with an average rate of 2.73%.

Certificates of deposit have declined by $1.6 million from $74.2 million at December 31, 2000 to $72.6 million at December 31, 2001. Current low rates discourage account holders from investing in term products, although the Bank continues to offer a competitive "special" to attract term deposits. At December 31, 2001, the special certificate of deposit offered was a 3% certificate of deposit for an eleven-month term or a 4.0% certificate of deposit for a twenty-one month term. At December 31, 2001 the weighted average rate on certificates of deposits was 4.75% compared to 5.89% at December 31, 2000.

Long-term debt at December 31, 2001 was $25.5 million, an increase of $2.5 million over the December 31, 2000 balance of $23.0 million. During 2001, the open end line-of-credit was repaid, and $18.5 million in fixed term advances matured. Fixed rate advances of $22.5 million were borrowed in 2001, at rates from 3.12% to 4.86% for ten year terms, although the notes are callable after two or three-year periods. At December 31, 2001, the average rate on Federal Home Loan Bank advances was 4.54% compared to 6.45% at December 31, 2000. Proceeds from Federal Home Loan Bank advances were used to fund investment purchases.

Stockholder's equity at December 31, 2001 was $27.7 million compared to $13.4 million at December 31, 2000, an increase of $14.3 million. The increase primarily reflects net proceeds of $14.4 million from the initial public offering. The Employee Stock Ownership Plan established concurrently with the stock conversion acquired 121,670 shares in the open market for $1.4 million. Retained earnings increased by$1.8 million due to net income of $1.9 million offset by dividends paid of $76,000. The change in unrealized appreciation on available-for-sale securities from December 31, 2000 to December 31, 2001 was $312,000. In October 2001, the Company announced a 5% common stock repurchase program, which was equal to 76,044 shares. At December 31, 2001, the Company had repurchased 62,600 shares for a cost of $865,000. All repurchased shares will be held as treasury shares to be used for general corporate purposes.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had outstanding commitments to originate $5.6 million in loans. In addition, open-end line of credit loans had $7.6 million available to be drawn upon. As of December 31, 2001, the total amount of certificates scheduled to mature in the following 12 months was $53.4 million. The Company believes that it has adequate resources to fund all of its commitments. The Company's most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Company's operating, financing, lending and investing activities during any given period. The level of cash and cash equivalents at December 31, 2001 was $16.7 million. The Company's future short-term requirements for cash are not expected to significantly change. However, in the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available, such as Federal Home Loan Bank advances. With no parent company debt and sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company's cash and cash equivalents ("cash") increased by $7.6 million in 2001 and decreased $3.5 million in the year ended December 31, 2000. Cash increased in 2001 due to net cash provided by operating activities of $3.0 million and net cash provided by financing activities of $21.7 million, offset by net cash used by investing activities of $17.1 million. Cash provided by operating activities included net income of $1.9 million, plus non cash adjustments to net income including the proceeds from sales of loans originated for sale of $31.3 million offset by $31.1 million of loans originated for sale and net gain on loan sales of $925,000, the provision for loan losses of $607,000, depreciation and amortization of $300,000, amortization of loan servicing rights of $432,000, deferred income tax expense of $245,000 and compensation related to Employee Stock Ownership Plan. Net cash used by investing activities included $46.9 million in purchases of available-for-sale securities and the purchase of bank owned life insurance of $1.4 million offset by proceeds from maturities of available-for-sale securities of $23.4 million, net originations of loans of $7.0 million, and proceeds from sales of foreclosed assets of $1.1 million. Cash provided by financing activities included $22.5 proceeds for the issuance of Federal Home Loan Bank advances, proceeds from the sale of stock of $14.4 million, and net increase in demand deposits, money market, NOW and savings accounts of $8.9 million offset by repayment of Federal Home Loan Bank advances and other debt of $20.0 million, a decrease in certificates of deposit of $1.6 million, and purchase of Employee Stock Ownership Plan shares of $1.4 million.

Cash decreased in the year ended December 31, 2000 due to net cash used in investing activities of $7.1 million offset by net cash provided by operating activities of $1.3 million and $2.3 million net cash provided by financing activities. Net cash used by investing activities included $10.8 million in purchases of available-for-sale securities and $1.2 million in net loan originations, offset by $3.1 million in proceeds from maturities of available-for-sale securities, $980,000 in proceeds from sales of available-for-sale securities, and $960,000 in proceeds from the sale of foreclosed assets. Net cash provided by financing activities included $16.2 million increase in demand deposits, money market, NOW and savings accounts, and $18.5 million in proceeds from the issuance of the Federal Home Loan Bank advances, offset by $23.6 million in repayment of Federal Home Loan Bank advances and other debt, and $8.7 million net decrease in certificates of deposit. Cash provided by operating activities included net income of $736,000, plus non cash adjustments to net income including the provision for loan losses of $1.2 million, amortization of loan servicing rights of $395,000, depreciation and amortization of $356,000, offset by $645,000 in gain on loan sales, loans originated for sale of $12.6 million offset by $11.9 million in proceeds from sales of loans originated for resale, and deferred income taxes of $242,000.

For a discussion of commitments and credit risk, see note 17 to the consolidated financial statements.

The Bank is required to maintain regulatory capital sufficient to meet tier I leverage, tier I risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At December 31, 2001, the Bank exceeded each of its capital requirements with ratios of 10.8%, 19.1% and 20.4%, respectively.

MANAGEMENT OF INTEREST RATE RISK

The principal objectives of the Company's interest rate risk management function are: (i) to evaluate the interest rate risk included in certain balance sheet accounts; (ii) to determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (iii) to establish asset concentration guidelines; and
(iv) to manage the risk consistent with Board-approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturity terms or repricing dates. The Company's Board of Directors has established an Asset/Liability Committee consisting of directors and senior management officers, which is responsible for reviewing the Company's asset/liability policies and interest rate risk position. Such committee generally meets on a quarterly basis, and at other times as dictated by market conditions, and reports to the Board of Directors.

The Company's interest rate risk strategy primarily consists of: (i) emphasizing the attraction and retention of core deposits, which tend to be a more stable source of funding; (ii) emphasizing the origination of adjustable rate mortgage loan products and short-term commercial and consumer loans for the in-house portfolio, although this is dependent largely on the market for such loans;
(iii) selling longer-term fixed-rate one-to-four family mortgage loans into the secondary market; and (iv) investing primarily in U.S. government agency investments and mortgage-backed securities.

Our ability to maintain net interest income depends upon earning a higher yield on assets than the rates we pay on deposits and borrowings and sustaining this positive interest rate spread during the fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities that either re-price or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of how an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which mature or re-price in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to repricing or contractual maturity. As of December 31, 2001, the amount of the Company's interest-earning assets which were estimated to mature or re-price within one year exceeded the Company's interest-bearing liabilities with the same characteristics by $9.9 million or 5.6% of the Company's interest-earning assets.


                                        Daily      1 to 3     3 to 12      1 to 3     3 to 5      Over 5
                                      Reprice      Months      Months       Years      Years       Years       Total
-----------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
   Loans receivable, net (1,5,6)      $     0     $20,714     $27,109     $34,628    $16,331      $4,128    $102,910
   Investment securities (2,3,5,6)          0       9,410      11,262      16,217     15,342      12,976      65,207
   Interest-bearing due from banks      9,438           0           0           0          0           0       9,438
                                      ------------------------------------------------------------------------------
      Total                             9,438      30,124      38,371      50,845     31,673      17,104     177,555
                                      ------------------------------------------------------------------------------

Interest-bearing liabilities
   Deposits (4)                             0      13,899      54,170      33,166     15,630      10,488     127,353
   Borrowings                               0           0           0          16      8,835      16,665      25,516
                                      ------------------------------------------------------------------------------
      Total                                 0      13,899      54,170      33,182     24,465      27,153     152,869
                                      ------------------------------------------------------------------------------

Gap                                     9,438      16,225     (15,799)     17,663      7,208     (10,049)     24,686
                                      ------------------------------------------------------------------------------

                                      ------------------------------------------------------------------------------
Cumulative gap                        $ 9,438     $25,663      $9,864     $27,527    $34,735     $24,686     $24,686
                                      ==============================================================================

Cumulative gap as a %
of interest-earning assets               5.32%      14.45%       5.56%      15.50%     19.56%      13.90%      13.90%
-----------------



(1) Fixed rate loans are slotted according to their final maturity date. Adjustable rate loans are slotted according to their next re-price date. The cash flows for Residential Real Estate, Commercial Real Estate and Consumer Installment Loans receive an amortizing treatment. The cash flows for Residential Real Estate are accelerated to reflect assumptions for prepayments.
(2)  Reflects re-pricing, contractual maturity, or anticipated call date.
(3)  All securities are classified as available for sale.
(4)  Adjusted to reflect various decay rate assumptions.
(5) The cash flows for Mortgage-Backed Securities receive an amortizing treatment.
(6) The cash flows for Mortgage-Backed Securities are accelerated to reflect assumptions for prepayments.

The Company tends to be asset sensitive due to the levels of assets that re-price daily, investments that mature within twelve months, and loans that mature or re-price within twelve months. The effect of interest rate increases on loans, since they are subject to competitive pressure, tends to lag behind change in market rates. This lag generally lessens the positive impact on net interest income during a period of rising interest rates. Based on information provided in the table, assuming no significant impact from competitive pressure, the effect of an increase in interest rates of 100 basis points would increase annualized net interest income by approximately $98,000. A decrease in interest rates would have the opposite effect.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Bank's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

CURRENT ACCOUNTING ISSUES

In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" was issued establishing accounting and reporting standards requiring all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 141 is effective for the Company for the fiscal quarter beginning July 1, 2001. The impact of this statement is dependent on future acquisition activity.

Also in June 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was issued effective for the first period of all fiscal years beginning after March 15, 2001. SFAS No. 142 addresses how acquired intangible assets should be accounted for in financial statements upon their acquisition, and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In general, non-goodwill intangible assets are to be amortized in accordance with their useful lives. In addition, amortization of goodwill has been eliminated, with capitalized goodwill now being subjected to at least an annual assessment for impairment. A two-step process is to be used to determine, first whether an impairment exists, and then whether an adjustment is required. SFAS No. 142 is effective for the Company for the fiscal quarter beginning January 1, 2002. The adoption of this standard will have no impact on the Company.

In July 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 establishes standards for accounting and reporting of obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS No. 143 is effective beginning June 15, 2002. The adoption of this standard is not expected to have an impact on the Company.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. Under SFAS No. 144, long-lived assets to be sold within one year must be separately identified and carried at the lower of carrying value or fair value less costs to sell. Long-lived assets expected to be held longer than one year are subject to depreciation and must be written down to fair value upon impairment. Long-lived assets no longer expected to be sold within one year, such as some foreclosed real estate, must be written down to the lower of current fair value or fair value at the date of foreclosure adjusted to reflect depreciation since acquisition. SFAS No. 144 must be implemented by January 1, 2002. The adoption of this statement is not expected to have an impact on the Company.

During 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires companies to record derivatives on the balance sheet at their fair value. Statement No. 133 also acknowledges that the method of recording a gain or loss depends on the use of the derivative. The Statement applies to all entities. If hedge accounting is elected by the entity, the method of assessing the effectiveness of the hedging derivative and the measurement approach of determining the hedge's ineffectiveness must be established at the inception of the hedge. Statement No. 133 amends Statement No. 52 and supercedes Statements No. 80, 105, and 119. Statement No. 107 is amended to include the disclosure provisions about the concentrations of credit risk from Statement No. 105. Several Emerging Issues Task Force consensuses are also changed or modified by the provisions of Statement No. 133.

Statement No. 137 amended the effective date of Statement No. 133 to fiscal years beginning after June 15, 2000. The Statement may not be applied retroactively to financial statements of prior periods. The adoption of the Statement and Statement No. 133 had no material impact on the Company's financial condition or results of operations.

[BKD, LLP LETTERHEAD]



                         INDEPENDENT ACCOUNTANTS' REPORT



To the Stockholders
  and Board of Directors
First BancTrust Corporation and Subsidiary
Paris, Illinois


We have audited the accompanying consolidated balance sheets of First BancTrust Corporation and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of First BancTrust Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ BKD, LLP
February 1, 2002
Decatur, Illinois

                   FIRST BANCTRUST CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000


ASSETS

                                                                 2001          2000
                                                            ----------------------------

Cash and due from banks                                     $  7,307,519   $  6,659,627
Interest-bearing deposits with banks                           9,438,412      2,486,762
                                                            ------------   ------------

       Cash and cash equivalents                              16,745,931      9,146,389
                                                            ------------   ------------


Interest-bearing time deposits                                      --           50,310


Available-for-sale securities                                 65,206,819     41,142,129


Loans held for sale                                              596,908        731,000

Loans, net of allowance for loan losses of $1,656,946 and
  $2,221,982 in 2001 and 2000, respectively                  100,656,122    109,631,952


Premises and equipment                                         2,435,118      2,488,482


Foreclosed assets held for sale, net                             807,334        456,699


Interest receivable                                            2,116,322      1,944,515


Deferred income taxes                                               --          334,735


Loan servicing rights                                          2,094,510      1,702,846


Cash surrender value of life insurance                         3,478,641      1,901,944


Federal Home Loan Bank stock                                   1,582,100      1,477,600


Other                                                            317,217        685,635
                                                            ------------   ------------

       Total assets                                         $196,037,022   $171,694,236
                                                            ============   ============


See Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           2001              2000
                                                                       ------------------------------
LIABILITIES
    Noninterest-bearing deposits                                       $  13,962,936    $  15,583,694
    Interest-bearing deposits
       Demand                                                             47,346,402       36,948,983
       Savings                                                             7,378,727        7,308,900
       Time                                                               72,627,646       74,232,724
                                                                       -------------    -------------

           Total deposits                                                141,315,711      134,074,301
                                                                       -------------    -------------

    Federal Home Loan Bank advances and other debt                        25,515,573       23,029,172
    Pass through payments received on loans sold                             270,522          319,753
    Advances from borrowers for taxes and insurance                          140,548          146,498
    Deferred income taxes                                                    126,712             --
    Interest payable                                                         123,760          194,223
    Other                                                                    826,399          566,788
                                                                       -------------    -------------

           Total liabilities                                             168,319,225      158,330,735
                                                                       -------------    -------------

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY
    Preferred stock, $.01 par value; authorized and unissued -
      1,000,000 shares
    Common stock, $.01 par value; authorized 5,000,000 shares;
      issued and outstanding 2001 - 1,520,875 shares                          15,209             --
    Additional paid-in capital                                            14,381,726             --
    Retained earnings                                                     15,213,625       13,428,894
    Accumulated other comprehensive income (loss)
       Unrealized appreciation (depreciation) on available-for-sale securities, net of income taxes (credit) 2001 - $171,359,
          2000 - $(45,440)                                                   246,590          (65,393)
                                                                       -------------    -------------

                                                                          29,857,150       13,363,501

    Unallocated employee stock ownership plan; 2001 - 110,267 shares      (1,274,498)            --

    Treasury stock, at cost
       Common; 2001 - 62,600 shares                                         (864,855)            --
                                                                       -------------    -------------

           Total stockholders' equity                                     27,717,797       13,363,501
                                                                       -------------    -------------

           Total liabilities and stockholders' equity                  $ 196,037,022    $ 171,694,236
                                                                       =============    =============

                   FIRST BANCTRUST CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2001 AND 2000




                                                                       2001            2000
                                                                   ----------------------------

INTEREST INCOME
    Loans
       Taxable                                                      $  9,990,947   $  9,817,482
       Tax exempt                                                         52,477         64,344
    Available-for-sale securities
       Taxable                                                         2,778,226      2,149,882
       Tax exempt                                                        263,297        215,380
    Deposits with banks                                                  383,150        173,335
    Other                                                                105,848        107,544
                                                                    ------------   ------------

           Total interest income                                      13,573,945     12,527,967
                                                                    ------------   ------------

INTEREST EXPENSE
    Deposits                                                           5,665,970      5,920,101
    Federal Home Loan Bank advances and other debt                     1,324,190      1,443,227
                                                                    ------------   ------------

           Total interest expense                                      6,990,160      7,363,328
                                                                    ------------   ------------

NET INTEREST INCOME                                                    6,583,785      5,164,639

PROVISION FOR LOAN LOSSES                                                607,000      1,152,000
                                                                    ------------   ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                    5,976,785      4,012,639
                                                                    ------------   ------------

NONINTEREST INCOME
    Customer service fees                                                495,018        436,142
    Other service charges and fees                                       794,579        557,978
    Sale of loans                                                        925,289        645,320
    Net realized losses on sales of available-for-sale securities           --           (3,056)
    Loan servicing fees                                                   48,293        142,322
    Brokerage fees                                                        22,415        144,738
    Abstract and title fees                                              405,430        304,715
    Other                                                                206,662        210,677
                                                                    ------------   ------------

           Total noninterest income                                    2,897,686      2,438,836
                                                                    ------------   ------------


See Notes to Consolidated Financial Statements


                                                                       2001          2000
                                                                     -----------------------
NONINTEREST EXPENSE
    Salaries and employee benefits                                   $3,508,830   $3,037,138
    Net occupancy expense                                               189,922      170,411
    Equipment expense                                                   658,928      710,699
    Data processing fees                                                487,141      503,144
    Advertising and promotion expense                                   186,571      175,472
    Professional fees                                                   251,122      224,178
    Other                                                               763,488      668,852
                                                                     ----------   ----------

           Total noninterest expense                                  6,046,002    5,489,894
                                                                     ----------   ----------

INCOME BEFORE INCOME TAXES                                            2,828,469      961,581

PROVISION FOR INCOME TAXES                                              967,689      225,405
                                                                     ----------   ----------

NET INCOME                                                            1,860,780      736,176
                                                                     ----------   ----------

OTHER COMPREHENSIVE INCOME
    Unrealized appreciation on available-for-sale securities, net of income taxes of $216,799 and $444,153, for 2001 and 2000,
      respectively                                                      311,983      639,144
                                                                     ----------   ----------

                                                                        311,983      639,144
                                                                     ----------   ----------

COMPREHENSIVE INCOME                                                 $2,172,763   $1,375,320
                                                                     ==========   ==========

                   FIRST BANCTRUST CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                                     AMOUNT
                                                                     ------     ADDITIONAL PAID
                                                                  COMMON STOCK   -IN CAPITAL
                                                                 ------------------------------
BALANCE, JANUARY 1, 2000                                             $      --     $      --

    Net income                                                              --            --
    Change in unrealized appreciation on available-for-sale
      securities, net of income taxes of $444,153                           --            --
                                                                     -----------   -----------

BALANCE, DECEMBER 31, 2000                                                  --            --

    Net income                                                              --            --
    Dividends on common stock, $.05 per share                               --            --
    Change in unrealized appreciation on available-for-sale
      securities, net of income taxes of $216,799                           --            --
    Sale of stock (1,520,875 shares)                                      15,209    14,363,747
    Employee stock ownership plan shares purchased
    (121,670 shares)                                                        --            --
    Employee stock ownership plan shares allocated (11,403 shares)          --          17,979
    Purchase of treasury stock (62,600 shares)                              --            --
                                                                     -----------   -----------

BALANCE, DECEMBER 31, 2001                                           $    15,209   $14,381,726
                                                                     ===========   ===========


See Notes to Consolidated Financial Statements

                  ACCUMULATED     UNALLOCATED
                    OTHER        EMPLOYEE STOCK
   RETAINED     COMPREHENSIVE      OWNERSHIP
   EARNINGS     INCOME (LOSS)     PLAN SHARES  TREASURY STOCK       TOTAL
--------------------------------------------------------------------------------

$ 12,692,718    $   (704,537)   $       --      $       --      $ 11,988,181

     736,176            --              --              --           736,176

        --           639,144            --              --           639,144
------------    ------------    ------------    ------------    ------------

  13,428,894         (65,393)           --              --        13,363,501

   1,860,780            --              --              --         1,860,780
     (76,049)           --              --              --           (76,049)

        --           311,983            --              --           311,983
                        --              --              --        14,378,956

        --              --        (1,406,297)           --        (1,406,297)
        --              --           131,799            --           149,778
        --              --              --          (864,855)       (864,855)
------------    ------------    ------------    ------------    ------------

$ 15,213,625    $    246,590    $ (1,274,498)   $   (864,855)   $ 27,717,797
============    ============    ============    ============    ============

                   FIRST BANCTRUST CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                                     2001           2000
                                                                ----------------------------
OPERATING ACTIVITIES
    Net income                                                  $  1,860,780    $    736,176
    Items not requiring (providing) cash
       Depreciation and amortization                                 299,969         356,258
       Provision for loan losses                                     607,000       1,152,000
       Amortization (accretion) of premiums and discounts on
          securities                                                 (18,365)         89,849
       Amortization of loan servicing rights                         432,297         395,347
       Deferred income taxes                                         244,648        (242,127)
       Net realized losses on available-for-sale securities             --             3,056
       Net loss on sales of foreclosed assets                          9,239          92,897
       Net gain on sales of premises and equipment                    (2,448)       (113,933)
       Net gain on loan sales                                       (925,289)       (645,320)
       Loans originated for sale                                 (31,068,814)    (12,616,886)
       Proceeds from sales of loans originated for resale         31,304,234      11,902,480
       Federal Home Loan Bank stock dividends                       (104,500)        (77,600)
       Compensation related to employee stock ownership plan         149,778            --
    Changes in
       Interest receivable                                          (171,807)        (95,793)
       Cash surrender value                                         (136,697)        (88,944)
       Other assets                                                  368,418          48,379
       Interest payable                                              (70,463)         25,129
       Other liabilities                                             259,611         350,592
                                                                ------------    ------------

           Net cash provided by operating activities               3,037,591       1,271,560
                                                                ------------    ------------

INVESTING ACTIVITIES
    Change in interest-bearing time deposits                          50,310         (50,310)
    Purchases of available-for-sale securities                   (46,881,104)    (10,826,159)
    Proceeds from maturities of available-for-sale securities     23,363,561       3,068,788
    Proceeds from sales of available-for-sale securities                --           980,234
    Purchase of bank owned life insurance                         (1,440,000)           --
    Purchase of Federal Home Loan Bank stock                            --           (77,600)
    Net (originations) collections of loans                        6,955,521      (1,246,535)
    Proceeds from sales of foreclosed assets                       1,053,435         960,448
    Purchase of premises and equipment                              (250,170)       (181,600)
    Proceeds from sales of premises and equipment                      6,013         237,895
                                                                ------------    ------------

           Net cash used in investing activities                 (17,142,434)     (7,134,839)
                                                                ------------    ------------


See Notes to Consolidated Financial Statements


                                                                           2001            2000
                                                                       -----------------------------
FINANCING ACTIVITIES
    Net increase in demand deposits, money market, NOW and savings
      accounts                                                         $  8,846,488    $ 16,167,697
    Net decrease in certificates of deposit                              (1,605,078)     (8,671,933)
    Proceeds from the issuance of Federal Home Loan Bank advances
      and other debt                                                     22,500,000      18,500,000
    Repayment of Federal Home Loan Bank advances and other debt         (20,013,599)    (23,595,228)
    Pass through payments received on loans sold                            (49,231)        (32,833)
    Net increases in advances from borrowers for taxes and insurance         (5,950)        (37,021)
    Proceeds from sale of stock                                          14,378,956            --
    Purchase of employee stock ownership plan shares                     (1,406,297)           --
    Dividends paid                                                          (76,049)           --
    Purchase of treasury stock                                             (864,855)           --
                                                                       ------------    ------------

           Net cash provided by financing activities                     21,704,385       2,330,682
                                                                       ------------    ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          7,599,542      (3,532,597)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              9,146,389      12,678,986
                                                                       ------------    ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                 $ 16,745,931    $  9,146,389
                                                                       ============    ============

SUPPLEMENTAL CASH FLOWS INFORMATION

    Real estate acquired in settlement of loans                        $  1,413,309    $    864,278

    Interest paid                                                      $  7,060,623    $  7,338,199

    Income taxes paid (net of refunds)                                 $    593,203    $    315,000

                      FIRST BANCTRUST CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    NATURE OF OPERATIONS

        First BancTrust Corporation (Company) and its wholly-owned subsidiary, First Bank & Trust, S.B. (Bank) are primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers in East Central Illinois. The Bank also provides other services, such as brokerage and abstract and title services through its wholly owned subsidiaries, ECS Service Corporation, First Charter Service Corporation and Community Finance Center, Inc. The Company is subject to competition from other financial institutions. The Company is a bank holding company and the Bank is an Illinois chartered savings bank. The Company and Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.


    PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Company and Bank and the Bank's subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


    USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and loan servicing rights. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties. Management estimates loan servicing rights taking into consideration changes in interest rates, current prepayment rates and expected future cash flows.


    CASH EQUIVALENTS

        The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2001 and 2000, cash equivalents consisted of interest-bearing deposits with banks.

    SECURITIES

        Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

        Interest and dividends on investments in debt and equity securities are included in income when earned.


    LOANS HELD FOR SALE

        The Company sells one-to-four family residential loans, real estate loans and agricultural loans, including farmland and agricultural production finance, to various investors. The agricultural loans are underwritten to carry a government guarantee that covers 90% of any loss on the loan. The guaranteed portion is sold to the various investors with servicing retained.

        Loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate.


    LOANS

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs and net of the allowance for loan losses. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrued is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received.


    ALLOWANCE FOR LOAN LOSSES

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.


    PREMISES AND EQUIPMENT

        Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.


    FEDERAL HOME LOAN BANK STOCK

        Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula. The Federal Home Loan Bank stock is recognized based on the price at which it may be resold to the Federal Home Loan Bank.

    FORECLOSED ASSETS HELD FOR SALE

        Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.


    FEE INCOME

        Loan origination fees, net of direct origination costs, are recognized as income using the level-yield method over the term of the loans.

        Loan servicing income, net of the amortization of loan servicing rights, represents fees earned for servicing real estate and agricultural loans owned by various investors. Abstract and title fees represent fees earned as the real estate abstracting and title services are performed for customers in Edgar and Clark counties in Illinois.


    LOAN SERVICING

        The cost of loan servicing rights acquired is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of loan servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized loan servicing rights for a stratum exceed their fair value.

   EMPLOYEE STOCK OWNERSHIP PLAN

        The Company accounts for its employee stock ownership plan (ESOP) in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants are presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.

        Shares are considered outstanding for earnings per share calculations when they are committed to be released; unallocated shares will not considered outstanding.

    INCOME TAXES

        Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. The Company files consolidated income tax returns with its subsidiary.


    TREASURY STOCK

        Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.


    EARNINGS PER SHARE

        The Bank converted to a stock savings bank in April 2001. Earnings per share for 2001 are not meaningful and are therefore not presented.


    RECLASSIFICATIONS

        Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 financial statement presentation. These reclassifications had no effect on net earnings.



NOTE 2:  CONVERSION TO STOCK OWNERSHIP

        On April 18, 2001, the Bank consummated its conversion from a state chartered mutual savings bank to a state chartered stock savings bank pursuant to the Bank's plan of conversion. Concurrent with the formation of the Company, the Company acquired 100% of the stock of the Bank and issued 1,520,875 shares of Company common stock, with $.01 par value, at $10 per share. Net proceeds of the Company's stock issuance, after costs, were $14,378,956.



NOTE 3:  RESTRICTION ON CASH AND DUE FROM BANKS

        The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2001 was $2,215,000.

NOTE 4: INVESTMENTS


    AVAILABLE-FOR-SALE SECURITIES

        The amortized cost and approximate fair values of securities classified as available for sale are as follows:

                                         DECEMBER 31, 2001
                                        GROSS          GROSS
                         AMORTIZED   UNREALIZED      UNREALIZED      APPROXIMATE
                            COST        GAINS         (LOSSES)       FAIR  VALUE
                      -----------------------------------------------------------
U.S. government
   agencies           $ 12,480,958   $     50,499    $   (236,829)   $ 12,294,628
Mortgage-backed
   securities           44,560,750        701,044        (213,157)     45,048,637
State and political
   subdivisions          6,707,645        107,459         (31,556)      6,783,548
Equity securities        1,039,517         40,489            --         1,080,006
                      ------------   ------------    ------------    ------------

                      $ 64,788,870   $    899,491    $   (481,542)   $ 65,206,819
                      ============   ============    ============    ============


                                         DECEMBER 31, 2000
                                        GROSS          GROSS
                         AMORTIZED   UNREALIZED      UNREALIZED       APPROXIMATE
                            COST        GAINS         (LOSSES)       FAIR  VALUE
                      -----------------------------------------------------------
U.S. government
   agencies           $ 16,997,025   $       --      $   (368,288)   $ 16,628,737
Mortgage-backed
   securities           18,718,337        248,196         (53,489)     18,913,044
State and political
   subdivisions          4,856,411         98,112         (42,326)      4,912,197
Equity securities          681,189          6,962            --           688,151
                      ------------   ------------    ------------    ------------

                      $ 41,252,962   $    353,270    $   (464,103)   $ 41,142,129
                      ============   ============    ============    ============

        Maturities of available-for-sale debt investments at December 31, 2001:

                                                   AMORTIZED    APPROXIMATE
                                                     COST        FAIR VALUE
                                                  ------------------------------

        One year or less                          $ 1,020,000   $ 1,021,956
        After one through five years                8,776,515     8,648,388
        After five through ten years                6,247,664     6,202,399
        After ten years                             3,144,424     3,205,433
        Mortgage-backed securities not due on a
           single maturity date                    44,560,750    45,048,637
                                                  -----------   -----------

                                                  $63,749,353   $64,126,813
                                                  ===========   ===========


        The book value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances and for other purposes, amounted to $19,157,259 at December 31, 2001, and $20,701,037 at
        December 31, 2000. The approximate fair value of pledged securities amounted to $19,366,764 at December 31, 2001, and $20,464,000 at
        December 31, 2000.

        Gross gains of $7,492 and gross losses of $10,548 resulting from sales of available-for-sale securities were realized for 2000. There were no sales of available-for-sale securities for 2001.

        With the exception of securities of U.S. government agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholder's equity at December 31, 2001.

NOTE 5: LOANS AND ALLOWANCE FOR LOAN LOSSES

     Categories of loans at December 31, 2001 and 2000, include:

                                                        2001          2000
                                                    --------------------------

        Commercial and industrial                   $  6,290,894  $  8,037,594
        Agricultural production financing              8,303,760     9,563,597
        Real estate construction                         937,136       439,680
        Commercial and agricultural real estate       19,527,702    20,798,677
        Residential real estate                       41,297,999    46,399,069
        Consumer                                      25,432,233    26,750,417
        Other                                          1,073,191     1,012,684
                                                    ------------  ------------

               Total loans                           102,862,915   113,001,718

        Less
            Unearned discount and fees                  (364,465)     (954,163)
            Undisbursed loans in process                (185,382)     (193,621)
            Allowance for loan losses                 (1,656,946)   (2,221,982)
                                                    ------------  ------------

               Net loans                            $100,656,122  $109,631,952
                                                    ============  ============


     Impaired loans totaled $5,144,791 and $5,860,519 at December 31, 2001 and 2000, respectively. An allowance for loan losses of $754,419 and $387,805 relates to impaired loans of $3,465,063 and $763,399, at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, impaired loans of $1,679,728 and $5,097,120 had no related allowance for loan losses.

     Interest of $372,469 and $486,494 was recognized on average impaired loans of $4,255,800 and $5,645,573 for 2001 and 2000. Interest of
     $261,525 and $435,276 was recognized on impaired loans on a cash basis during 2001 and 2000.

     Activity in the allowance for loan losses was as follows:

                                                         2001         2000
                                                    --------------------------

        Balance, beginning of year                  $  2,221,982  $  1,583,872
        Provision charged to expense                     607,000     1,152,000
        Losses charged off, net of recoveries
           of $160,759 for 2001 and $111,348
           for 2000                                   (1,172,036)     (513,890)
                                                    ------------  ------------

        Balance, end of year                        $  1,656,946  $  2,221,982
                                                    ============  ============

NOTE 6:  PREMISES AND EQUIPMENT

     Major classifications of premises and equipment, stated at cost, are as follows:

                                                         2001        2000
                                                    --------------------------

        Land                                        $    488,052  $    488,052
        Buildings and improvements                     1,822,602     1,876,673
        Leasehold improvements                           214,680       229,344
        Equipment                                      3,803,911     3,493,822
                                                    ------------  ------------

                                                       6,329,245     6,087,891

        Less accumulated depreciation                 (3,894,127)   (3,599,409)
                                                    ------------  ------------

               Net premises and equipment           $  2,435,118  $  2,488,482
                                                    ============  ============


NOTE 7:  LOAN SERVICING

        Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans consist of the following:

                                                         2001         2000
                                                    --------------------------

        One-to-four family residential loans
            FHLMC                                   $ 44,113,736  $ 31,949,531
            IHDA                                       9,455,604    10,466,918
            Other                                        581,146     1,104,408

        Agricultural loans
            Farmer Mac                                 1,125,885     1,236,787
            GSC Group                                 16,239,573    14,373,416


        Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $119,253 and $87,604 at December 31, 2001 and 2000, respectively.

     The changes in loan servicing rights for the years ended December 31, 2001 and 2000 were:

                                                         2001         2000
                                                    --------------------------

        Balance, beginning of year                  $  1,702,846  $  1,469,467
        Servicing rights capitalized                     823,961       628,726
        Amortization of servicing rights                (432,297)     (395,347)
                                                    ------------  ------------
        Balance, end of year                        $  2,094,510  $  1,702,846
                                                    ============  ============




NOTE 8:  DEPOSITS

     Deposits in denominations of $100,000 or more were $29,819,774 on December 31, 2001, and $24,324,488 on December 31, 2000.

     At December 31, 2001, the scheduled maturities of time deposits are as follows:

                  2002                              $ 53,441,004
                  2003                                11,874,055
                  2004                                 1,847,616
                  2005                                 3,589,609
                  2006                                 1,179,670
                  Thereafter                             695,692
                                                    ------------
                                                    $ 72,627,646
                                                    ============



NOTE 9:  INCOME TAXES

     The provision for income taxes includes these components:

                                                         2001         2000
                                                    --------------------------

        Taxes currently payable
            Federal                                 $    619,232  $    440,726
            State                                        103,809        26,806
        Deferred income taxes
            Federal                                      203,543      (200,965)
            State                                         41,105       (41,162)
                                                    ------------  ------------
               Income tax expense                   $    967,689  $    225,405
                                                    ============  ============

     A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                         2001         2000
                                                    --------------------------

        Computed at the statutory rate (34%)        $    961,679  $    326,938
        Increase (decrease) resulting from
            Tax exempt interest                          (82,852)      (72,205)
            State income taxes                            95,643        (9,475)
            Increase in cash surrender value
              of life insurance                          (38,099)      (39,863)
            Other                                         31,318        20,010
                                                    ------------  ------------

               Actual tax expense                   $    967,689  $    225,405
                                                    ============  ============


     The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                        2001          2000
                                                    --------------------------
        Deferred tax assets
            Allowance for loan losses               $    659,485  $    753,107
            Reserve for uncollected interest              26,375        39,546
            Unrealized losses on securities
              available-for-sale                              --        45,440
            Deferred compensation                         35,553        28,551
            Other                                         85,867        47,756
                                                    ------------  ------------

                                                         807,280       914,400
                                                    ------------  ------------

        Deferred tax liabilities
            Depreciation                                (200,063)     (220,440)
            Unrealized gains on available-
               for-sale securities                      (171,359)           --
            Federal Home Loan Bank stock dividends       (95,652)      (32,060)
            Capitalized mortgage servicing rights       (466,472)     (316,487)
            Other                                           (446)      (10,678)
                                                    ------------  ------------

                                                        (933,992)     (579,665)
                                                    ------------  ------------

               Net deferred tax asset (liability)   $   (126,712) $    334,735
                                                    ============  ============

     Retained earnings at December 31, 2001 and 2000, include approximately $2,000,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $800,000 at December 31, 2001 and 2000.



NOTE 10: FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

     Federal Home Loan Bank advances and other debt consisted of the following components:

                                                        2001          2000
                                                    --------------------------

        Federal Home Loan Bank open line of credit  $         --  $  1,500,000
        Federal Home Loan Bank advances, fixed
           and variable rates ranging from 3.12%
           to 5.32% at December 31, 2001, due at
           various dates through September 2011       25,500,000    21,500,000
        Other debt                                        15,573        29,172
                                                    ------------  ------------
               Total Federal Home Loan Bank
                 advances and other debt            $ 25,515,573  $ 23,029,172
                                                    ============  ============


     Aggregate annual maturities of long-term debt at December 31, 2001, are:

               2002                                 $     14,345
               2003                                        1,228
               2007 and thereafter                    25,500,000
                                                    ------------
                                                    $ 25,515,573
                                                    ============

     The Federal Home Loan Bank advances are secured by first-mortgage loans, certain mortgage and other investment securities, and all Federal Home Loan Bank stock owned by the Company. Advances are subject to restrictions or penalties in the event of prepayment. The Company's Federal Home Loan Bank borrowings as of December 31, 2001 are callable. These callable advances are subject to being called as follows: 2002 - $1,500,000, 2003 - $14,000,000, 2004 - $10,000,000.

     Other debt consists of contract for deed related to the purchase of real estate, payable in equal monthly installments of $1,235, including interest at a fixed rate of 5.53% per annum. Final payment is due January 15, 2003.

NOTE 11: REGULATORY MATTERS

     The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2001, the most recent notification from the regulatory agencies categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company and Bank's category.

     The Company and Bank's actual capital amounts and ratios are also presented in the following table. The Company was incorporated in November 2000. The Bank issued all of its outstanding stock to the Company in connection with the conversion from a state chartered mutual savings bank to a state chartered stock savings bank on April 18, 2001. The Company's capital relates primarily to the stock conversion proceeds. Therefore, the Company's capital amounts and ratios are only presented for December 31, 2001.

                                                                                               TO BE WELL CAPITALIZED
                                                                      FOR CAPITAL ADEQUACY     UNDER PROMPT CORRECTIVE
                                                   ACTUAL                   PURPOSES             ACTION PROVISIONS
                                           AMOUNT         RATIO      AMOUNT          RATIO      AMOUNT        RATIO
                                         -----------------------------------------------------------------------------
     As of December 31, 2001
       Total Capital
         (to Risk-Weighted Assets)
        Consolidated                     $   28,574       26.1%    $    8,761         8.0%                    N/A
        Bank                                 22,207       20.4          8,708         8.0     $   10,886       10.0

       Tier I Capital
         (to Risk-Weighted Assets)
        Consolidated                         27,161       24.8          4,380         4.0                     N/A
        Bank                                 20,843       19.1          4,354         4.0          6,531        6.0

       Tier I Capital
         (to Average Assets)
        Consolidated                         27,161       14.0          7,712         4.0                     N/A
        Bank                                 20,843       10.8          7,689         4.0          9,612        5.0

     As of December 31, 2000
       Total Capital
         (to Risk-Weighted Assets)
        Bank                             $   14,588       13.4%    $    8,699         8.0%    $   10,874       10.0%

       Tier I Capital
         (to Risk-Weighted Assets)
        Bank                                 13,220       12.2          4,350         4.0          6,524        6.0

       Tier I Capital
         (to Average Assets)
        Bank                                 13,220        7.8          6,737         4.0          8,421        5.0


     The Bank is permitted to pay dividends to the Company in an amount equal to its net profits in any fiscal year; however, in the event that capital is less than 6% to total assets, the Bank can pay up to 50% of its net profits for that year without prior approval of the State of Illinois Office of Banks and Real Estate. In addition, the Bank is unable to pay dividends in an amount which would reduce its capital below the greater of (i) the amount required by the FDIC or (ii) the amount required by the Bank's liquidation account. The FDIC and the Commissioner also have the authority to prohibit the payment of any dividends by the Bank if they determine that the distribution would constitute an unsafe or unsound practice.

NOTE 12: RELATED PARTY TRANSACTIONS

     At December 31, 2001 and 2000, the Company had loans outstanding to executive officers, directors and companies in which the Company's executive officers or directors were principal owners, in the amount of $498,962 and $577,302 respectively.

     The aggregate amount of loans, as defined, to such related parties were as follows:

        Balance, January 1, 2001                                  $    577,302
        New loans, including renewals                                  185,927
        Payment, etc., including renewals                             (264,267)
                                                                  ------------

        Balance, December 31, 2001                                $    498,962
                                                                  ============


     In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.



NOTE 13: EMPLOYEE BENEFIT PLANS

     The Company has a retirement savings 401(k) covering substantially all employees. The Company may contribute to the plan at the discretion of the Board of Directors. Employer contributions charged to expense for 2001 and 2000 were $16,308 and $52,443, respectively.

     The Company also maintains a voluntary employee's benefit association
     (VEBA) for the benefit of substantially all of its full-time employees. Those benefits available under the VEBA include major medical, life, accidental death and dismemberment, and disability insurance. These benefits are available to all employees who have attained a minimum age and length of service. The VEBA is funded through voluntary contributions from employees and contributions of the Company. Employer contributions totaled $312,000 and $252,500 for the years ended December 31, 2001 and 2000. The VEBA has been determined to be a tax-exempt organization with its fiscal year ending December 31.

     The Company has a defined-benefit deferred director fee plan covering certain directors whereby each director may elect to defer their annual fees. For the years ended December 31, 2001 and 2000, fees deferred and interest expense related to the plan totaled $41,760 and $33,456, respectively. The liability related to these plans was $75,216 and $33,456 as of December 31, 2001 and 2000.



NOTE 14: EMPLOYEE STOCK OWNERSHIP PLAN

     In connection with the conversion to stock ownership during April 2001, the Company established an employee stock ownership plan (ESOP) covering substantially all employees who work 20 or more hours per week. The ESOP borrowed $1,406,297 from the Company and used those funds to acquire 121,670 shares of the Company's common stock at an average price of $11.56.

     Shares issued to the ESOP are allocated to ESOP participants based on principal repayments made by the ESOP on the loan from the Company. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. Dividends on unallocated ESOP shares will be applied to reduce the loan. Principal payments are scheduled to occur in even annual amounts over an eight year period. However, in the event contributions exceed the minimum debt service requirements, additional principal payments will be made.

     Stock totaling 11,403 shares with an average fair value of $13.13 were committed to be released, resulting in ESOP compensation expense of $149,778 for 2001. The ESOP shares as of December 31 were as follows:

                                                                      2001
                                                                  ------------

        Allocated shares committed to be released                       11,403
        Shares released for allocation                                      --
        Unreleased shares                                              110,267
                                                                  ------------

               Total ESOP shares                                       121,670
                                                                  ============

        Fair value of unreleased shares at December 31            $  1,654,005
                                                                  ============


     The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement.

NOTE 15: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.


                                                   DECEMBER 31, 2001                   DECEMBER 31, 2000
                                           -------------------------------------------------------------------
                                              CARRYING            FAIR            CARRYING           FAIR
                                               AMOUNT            VALUE             AMOUNT            VALUE
                                           -------------------------------------------------------------------
        Financial assets
            Cash and cash equivalents      $   16,745,931    $   16,745,931    $    9,146,389   $    9,146,389
            Interest-bearing time
              deposits                                 --                --            50,310           50,310
            Available-for-sale
              securities                       65,206,819        65,206,819        41,142,129       41,142,129
            Loans held for sale                   596,908           596,908           731,000          731,000
            Loans, net allowance of
              loan losses                     100,656,122        99,138,197       109,631,952      108,979,818
            Interest receivable                 2,116,322         2,116,322         1,944,515        1,944,515
            Federal Home Loan Bank
              stock                             1,582,100         1,582,100         1,477,600        1,477,600

        Financial liabilities
            Deposits                          141,315,711       141,650,491       134,074,301      134,313,657
            Federal Home Loan Bank
              advances and other debt          25,515,573        25,697,889        23,029,172       22,895,779
            Interest payable                      123,760           123,760           194,223          194,223
            Pass through payments
              received on loans sold              270,522           270,522           319,753          319,753
            Advances by borrowers
              for taxes and insurance             140,548           140,548           146,498          146,498
        Unrealized financial
           instruments (net of
           contract amount)
            Commitments to extend
              credit                                    0                 0                 0                0
            Lines of credit                             0                 0                 0                0


     The following methods and assumptions were used to estimate the fair value of each class of financial instruments.


   CASH AND CASH EQUIVALENTS

     For these short-term instruments, the carrying amount approximates fair value.


   INVESTMENT SECURITIES

     Fair values for investment securities equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.


   LOANS HELD FOR SALE

     For homogeneous categories of loans, such as loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loans characteristics.


   LOANS

     The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.


   FEDERAL HOME LOAN BANK STOCK

     Fair value of Federal Home Loan Bank stock is based on the price at which it may be resold to the Federal Home Loan Bank.


   DEPOSITS

     The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits is the amount payable on demand at the reporting date, i.e., their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

   FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

     Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.


   PASS THROUGH PAYMENTS RECEIVED ON LOAN SOLD

     The fair value approximates the carrying value.


   ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE

     The fair value approximates the carrying value.


   COMMITMENTS TO EXTEND CREDIT AND LINES OF CREDIT

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.



NOTE 16: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses and foreclosed assets held for sale are reflected in the footnotes regarding loans and foreclosed assets held for sale. Loan servicing rights are capitalized at their carrying value and amortized in proportion to, and over the period of, estimated future net servicing revenue. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

NOTE 17: COMMITMENTS AND CREDIT RISK

     The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Edger and Clark counties as well as the surrounding communities. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in the agricultural industry.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

     At December 31, 2001 and 2000, the Company had outstanding commitments to originate loans aggregating approximately $5,636,029 and $7,740,851, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $4,327,029 and $1,752,500 at December 31, 2001 and 2000, respectively, with the remainder at floating market rates.

     Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

     At December 31, 2001, the Company had granted unused lines of credit to borrowers aggregating approximately $7,173,045 and $400,692 for commercial lines and open-end consumers lines, respectively. At December 31, 2000, unused lines of credit to borrowers aggregated approximately $4,668,760 for commercial lines and $467,875 for open-end consumer lines.

     The Company had a concentration of funds on deposit with the Federal Home Loan Bank totaling $9,344,000 and $2,487,000 at December 31, 2001 and 2000.

     The Company and subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

                           FIRST BANCTRUST CORPORATION
                             SHAREHOLDER INFORMATION

STOCK LISTING AND PRICE INFORMATION

The Company's common stock trades on the Nasdaq SmallCap Market under the symbol "FBTC". At March 14, 2002, 463,081 shares of the Company's common stock were held of record by 501 persons or entities, not including the number of persons or entities holding stock in nominee or street name through various brokers or banks.

The following schedule shows the high and low bid prices for each of the quarters in 2001 following the April 18, 2001 date of conversion:

           Quarter Ended:               High          Low
        --------------------           ------       ------
        June 30, 2001                  $13.05       $11.25
        September 30, 2001              12.00        13.50
        December 31, 2001               15.80        12.00


At March 14, 2002 the closing price of a common share was $14.83. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the year ended December 31, 2001, the Company declared dividends as follows:

   Dated Declared       Record Date       Payment Date      Amount
------------------   ----------------   ----------------   -------
September 27, 2001   October 11, 2001   October 25, 2001     $0.05

Stockholders, investors and analysts interested in additional information may contact:

Ellen M. Litteral
Chief Financial Officer
First BancTrust Corporation
101 S. Central Avenue
Paris, IL  61944-0880

Annual Report on Form 10-KSB

A copy of the annual report on Form 10-KSB for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to Ellen M. Litteral, Chief Financial Officer, at the above address.

SPECIAL REGULATORY COUNSEL

Elias, Matz, Tiernan & Herrick L.L.P.
12th Floor
734 15th Street, N.W.
Washington, D.C.  20005

INDEPENDENT ACCOUNTANTS

BKD, LLP
225 North Water Street
Suite 400
Decatur, IL  62525-1580

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of First BancTrust Corporation will be held at 10:00 a.m. April 22, 2002 at:

Human Resources Center
118 E. Court Street
Paris, Illinois  61944

TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the transfer agent:

Illinois Stock Transfer Company
209 W. Jackson Boulevard
Suite 903
Chicago, Illinois  60606

(312) 427-2953

                                    DIRECTORS



ROBERT E. SPRAGUE                        JOHN W. WELBORN
Chairman of the Board; Dentist,          Retired Former Facilities Manager,
Paris, Illinois                          TRW, Inc., Marshall, Illinois

JOSEPH R. SCHROEDER                      DAVID W. DICK
Attorney in private practice             Insurance Agent for Country
with law firm of Bennett,                Companies Insurance,
Schroeder & Wieck,                       Bloomington, Illinois
Marshall, Illinois


TERRY T. HUTCHISON                       TERRY J. HOWARD
Manager and owner of Parkway             President and Chief Executive Officer
Furniture Co., Paris, Illinois           of the Company and First Bank


CHRISTOPHER M. ELDREDGE                  MARY ANN TUCKER
Self employed sales consultant,          Retired former retailer in
Eldredge Consulting Services             Paris, Illinois
Paris, Illinois


                               EXECUTIVE OFFICERS



TERRY J. HOWARD                          RICKY L. WELLS
Director, President and Chief            Vice President - Consumer Lending of
Executive Officer of the                 of First Bank
Company and First Bank

ELLEN M. LITTERAL                        PHYLLIS A. WEBSTER
Chief Financial Officer and              Vice President - Residential Mortgage
Treasurer of the Company and             Lending of First Bank
Vice President and Controller
of First Bank

JACK R. FRANKLIN                         LARRY STROHM
Vice President of the Company            Vice President - Branch Manager of
and Vice President  -  Operations        First Bank
and Marketing of First Bank

LARRY E. DAILY
Vice President - Commercial Lending;
Trust Officer; Farm Manager of
First Bank


                                BANKING LOCATIONS

                                   MAIN OFFICE
                            206 South Central Avenue
                              Paris, Illinois 61944
                                 (217) 465-6381

                                OPERATIONS CENTER
                            101 South Central Avenue
                              Paris, Illinois 61944

                                  BRANCH OFFICE
                            610 North Michigan Avenue
                            Marshall, Illinois 62441
                                 (217) 826-6308

                                  [BACK COVER]





















                                  [FBTC LOGO]



                          First BancTrust Corporation


            206 S. Central Ave. * P.O. Box 880 * Paris, Illinois 61944
              Phone 217-465-6381 * 800-228-6381 * Fax 217-465-0234