Form 10KSB, Exhibit 13
period 2002-12-31
FIRST BANCTRUST CORP
filed 2003-03-28
CIK 1129847

                                  (FBTC LOGO)



                                  ANNUAL REPORT
                                      2002

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

President's Letter to Stockholders ...................................     i

Management's Discussion and Analysis .................................     1

Independent Accountants' Report ......................................    21

Consolidated Financial Statements:
         Consolidated Balance Sheets .................................    22
         Consolidated Statements of Income ...........................    24
         Consolidated Statements of Stockholders' Equity .............    26
         Consolidated Statements of Cash Flows .......................    28
         Notes to Consolidated Financial Statements ..................    30

Shareholder Information ..............................................    52
Directors ............................................................    54
Executive Officers ...................................................    54
Banking Locations ....................................................    54

To Our Stockholders, Customers, and Friends:

         I am pleased to present our second Annual Report to Stockholders for First BancTrust Corporation, parent company of First Bank & Trust, S.B., for the year ended December 31, 2002. The year 2002, from an economic perspective, was a continuation of 2001. Interest rates proceeded to decline to historically low levels, interest margins were further compressed, the economic recovery forecast for 2002 did not materialize, and the market for equity securities remained the domain of "bears". As a result interest rates on new loans fell to the lowest recorded in nearly forty years and prepayments on existing loans swelled to historically unprecedented levels.

         Our net income for the year ended December 31, 2002, stood at $1.3 million, or $1.00 per share, fully diluted. This compares to $1.9 million for the previous year. On an operating basis, our net interest income for the year actually increased by $920,000, from $6.6 million to $7.5 million, a 14% increase. However, the interest rate environment I described resulted in increased amortization of and a provision for valuation allowance to our loan servicing assets, because of the historically high level of refinancing activity during the period. These charges resulted in a reduction of the total loan sales and servicing fees and gains of approximately $1.5 million from 2001 to 2002. As a result, our non-interest income was reduced by nearly $980,000 as compared with 2001. Non-interest expense also increased to $6.8 million for the year ended December 31, 2002, compared to $6.0 million for the prior year, due primarily to compensation related expenses.

         Our fundamental operations continued to improve during the year. In addition to the increased net interest income from our lending and deposit receiving activities, loans, net of allowance for losses, grew to $105.2 million at December 31, 2002, an increase of $4.5 million. Deposits grew by $6.0 million to $147.3 million -- a strong showing, especially considering the low interest rate environment. Our existing deposit products and services accounted for most of this growth, but our newest products, "Pay Yourself First" and "Signature" savings accounts, attracted nearly 25 % of the total increase.

         We also continued to originate and sell loans into the secondary market at record levels. Approximately $41.2 million in loans were sold during 2002, as compared to $31.3 million in 2001. We continue to maintain a strong presence in the loan servicing field for loans we originate for sale. In fact, the balances of loans we service for others are now about three-quarters of the total balances of loans we hold in our own portfolio. By selling into the secondary market, retaining servicing, and reinvesting sale proceeds, we not only put our deposit dollars to work again, we also benefit from fees others pay us to service loans we no longer own.

         The confidence we at First BancTrust Corporation have in our service to the community is matched by the trust our customers place in us: the residents, small businesses and farmers of the communities we serve. We intend to keep that trust.

         On behalf of the Board of Directors, officers, and employees, I would like to thank you for your continued interest in the Company. We all would like to take this opportunity to specially thank those of you who are customers of the Bank. I am grateful for the continued confidence of our shareholders and our customers in the communities we serve. I will always appreciate your support.


                                   Sincerely,

                                   /s/ Terry J. Howard
                                   -------------------------
                                   Terry J. Howard
                                   President and
                                   Chief Executive Officer

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

The Company originates loans and solicits deposits through the Bank, but otherwise conducts no significant business, except through the Bank, the Bank's subsidiary, Community Finance Center, Incorporated, and the Company's subsidiaries First Charter Service Corporation and ECS Service Corporation. Community Finance Center, Incorporated provides retail consumer lending to the Bank's market area. First Charter Service Corporation provides securities brokerage services through a third-party broker-dealer, PrimeVest Financial Services, Inc., and also engages in the sale of tax deferred annuities. ECS Service Corporation, doing business as Edgar County Title, provides abstracting services and title insurance for the Bank's market area. All references to the Company include the Bank and subsidiaries, unless otherwise indicated.

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

RESULTS OF OPERATIONS

General

Net income for the year ended December 31, 2002 decreased by $548,000, or 29.45% from $1,861,000 for the year ended December 31, 2001 to $1,313,000 for the year ended December 31, 2002. The decrease in net income is primarily due to a decrease in noninterest income and increases in noninterest expense and an increase in the provision for loan losses, partially offset by an increase in net interest income and a decrease in income tax expense. Return on average assets decreased to 0.64% for the year ended December 31, 2002 from 0.99% for the year ended December 31, 2001. Return on average equity was 4.77% and 7.66% for the years ended December 31, 2002 and 2001, respectively.

Net Interest Income

Net interest income increased by $922,000 or 14.0% from $6.6 million for the year ended December 31, 2001 to $7.5 million for the year ended December 31, 2002. The primary reason for the increase in net interest income is a decrease in interest expense of $1.46 million partially offset by a decrease in interest income of $542,000. The Company's net interest margin was 4.02% for the year ended December 31, 2002 compared to 3.92% for the year ended December 31, 2001.

The net interest margin increased as a result of increases in earning assets and earning liabilities, and an increase in the interest spread from 3.31% for the year ended December 31, 2001 to 3.57% for the year ended December 31, 2002. The increase in earning assets was primarily due to the additional investment in securities, while the increase in earning liabilities was primarily due to deposit growth. The proceeds from the stock conversion were invested in earning assets, primarily investment securities during the latter part of 2001. The increase in the interest spread resulted from a decrease in rate on interest-bearing liabilities partially offset by a decrease in rate on interest-earning assets.

Interest Income - Total interest income was $13.0 million for the year 2002, a decrease of $542,000, or 4.0% from $13.6 million reported in 2001. Interest income from loans decreased by $1.0 million from $10.0 million in 2001 to $9.1 million in 2002, and interest income from deposits with financial institutions decreased by $285,000 from $383,000 in 2001 to $98,000 in 2002, while investment income increased by $639,000 from $3.0 million in 2001 to $3.7 million in 2002, and dividend income from Federal Home Loan Bank stock increased from $106,000 in 2001 to $164,000 in 2002.

The following schedule compares average total loan balances by major categories for the years 2002 and 2001:

                                                Average Balance
                                            -----------------------                       %
                                              2002           2001         Change        Change
                                            ---------     ---------     ---------     ---------
         Real Estate Loans
           One-to-four family               $  41,058     $  44,753        (3,695)       -8.26%
           Multi-family                           302           277            25         9.03%
           Commercial                           8,946         8,021           925        11.53%
           Construction                           653           692           (39)       -5.64%
           Agricultural                        12,239        11,991           248         2.07%
                                            ---------     ---------     ---------     --------

         Total real estate loans               63,198        65,734        (2,536)       -3.86%
         Agricultural production finance        9,850         8,226         1,624        19.74%
         Commercial and industrial loans        7,527         8,889        (1,362)      -15.32%
         Consumer loans                        26,512        25,831           681         2.64%
                                            ---------     ---------     ---------     --------

         Total loans                          107,087       108,680        (1,593)       -1.47%
         Allowance for loan losses             (1,916)       (1,972)           56        -2.84%
                                            ---------     ---------     ---------     --------

         Net loans                            105,171       106,708        (1,537)       -1.44%
                                            =========     =========     =========     ========


The average net loan portfolio decreased by $1.5 million or 1.44% from $106.7 million in 2001 to $105.2 million in 2002. This was primarily a result of a decrease in the average one-to-four family residential loans of $3.7 million, and a decrease of $1.4 million in commercial and industrial loans, partially offset by an increase of $1.6 million in agricultural production finance loans, an increase of $925,000 in commercial real estate loans, and an increase of $681,000 in the average consumer loans.

The decrease in the average one-to-four family residential loans resulted from increased refinancing in 2002 due to lower interest rates available on fixed-rate mortgages. Borrowers with adjustable rate loans converted to fixed-rate products which in turn were sold into the secondary market. Commercial and industrial loans decreased due to fewer originations in 2002. The Company's agricultural production finance loans increased by $1.6 million from $8.2 million average balance for 2001 compared to $9.8 million average balance for 2002, as the number of loans outstanding increased, as did the average balance per loan. Commercial real estate loans increased due to several new large loans in this area, which raised the average balance per loan in this category. Consumer loans increased due to higher demand for vehicle loans.

The decrease in loan interest income of $1.0 million from 2001 to 2002 was primarily due to a decrease in the average rate earned on outstanding loans. The average yield on loans receivable decreased by 77 basis points from 9.41% in 2001 to 8.64% in 2002. The decrease in loan yields was due to a general decline in interest rates during 2002.

Income from investments increased by $639,000 from $3.0 million in 2001 to $3.7 million in 2002. Average total investment securities were $72.1 million during 2002, a $22.4 million increase over the 2001 total of $49.7 million. The increase in average investments was funded by deposit growth and the liquidation of interest-bearing deposits with financial institutions to invest in higher yielding mortgage-backed securities. This growth was the primary reason for the increase in interest income from securities, which was partially offset by a decrease in the average rate of 103 basis points, from 6.13% average rate in 2001 to 5.10% average rate in 2002.

Interest income earned on deposits with financial institutions decreased $285,000 or 74.3% from $383,000 in 2001 to $98,000 in 2002. The average balance maintained at the Federal Home Loan Bank of Chicago in a cash management account decreased during 2002, from $10.0 million in 2001 to $6.2 million during 2002. The interest-bearing demand deposit account maintained by the Company is used for short-term cash needs. The cash proceeds from the stock conversion and funds generated by security calls and repayments on mortgage-backed securities kept the demand deposit account at higher than normal levels during 2001. In 2002, the discount rate remained at historic low levels, from a high of 1.8% to a low point in the latter part of 2002 of 1.30%. During 2001, the Federal Open Market committee or "FOMC," the governing body that establishes the federal funds rate and the discount rate, lowered these key interest rates a total of eleven times. The federal fund rates dropped from a high of 6.50% in January, 2001 to 1.75% in 2001. As a result, the average rate earned on deposits with financial institutions for 2002 was 1.58% as compared to an average rate of 3.83% for 2001.

Interest Expense - Interest expense decreased from $7.0 million in 2001 to $5.5 million in 2002, a decrease of $1.5 million or 20.95%. Interest expense on deposits declined from $5.6 million in 2001 to $4.3 million in 2002, a reduction of $1.3 million or 23.45% . Interest expense on certificates of deposit decreased by $1.1 million, or 27.35%, from $4.0 million in the year 2001 to $2.9 million in the year 2001 primarily due to a decline in the average rate. The average rate paid on certificates for 2002 declined by 141 basis points from 5.45% in 2001 to 4.04% in 2002. The average balance of certificate of deposits has declined by $1.3 million from $72.4 million in 2001 to $71.1 million in 2002.

Demand deposits, which are largely Investor Checking Accounts, increased on the average from $40.6 million in 2001 to $56.3 million in 2002, a $15.7 million or a 38.7% increase, while the associated interest expense paid on demand deposits decreased by $273,000 from $1.3 million in 2001 to $1.6 million in 2002. The average rate on demand deposits decreased from 3.87% in 2001, to 2.31% in 2002. The average balance of Investor Checking Accounts increased by $7.3 million from $34.6 million in 2001 to $41.9 million for 2002. Investor Checking Accounts have comparable rates to a money market product without the transaction limitations. Rates on the Investor Checking Account reprice monthly off of an index tied to the 90-day Treasury bill rate. Average money market accounts increased from an average of $2.2 million during 2001 to $8.8 million average balance for 2002. The $6.6 million increase in average balance was primarily due to a single business money market account from one corporate investor opened in June 2002, whose account had an average balance of $5.7 million for 2002.

Interest expense on Federal Home Loan Bank (FHLB) advances and other debt for 2002 was $1.2 million compared to $1.3 million in 2001. The average balance of borrowings for 2002 was $26.2 million compared to $26.4 million for 2001. Borrowings at the FHLB typically consist of fixed-term notes, and an open-end line of credit. At December 31, 2002, $25.5 million in advances were fixed rate and fixed term, with convertible options to variable rate loans, and the remaining $1.0 million was drawn against the open-end line of credit. The average rate on average FHLB advances and other debt decreased from 5.01% in 2001 to 4.53% in 2002.

The average interest rate earned on interest-earning assets declined from 8.08% in 2001 to 6.98%, while the average balances increased from $168.0 million in 2001 to $186.6 million in 2002. The average rate of interest-bearing liabilities decreased from 4.77% in 2001 to 3.41% in 2002, due to the declining rate environment. The average balance of interest-bearing liabilities increased from $146.5 million in 2001 to $162.0 million in 2001. Interest rate spread for 2002 improved to 3.57% from 3.31% in 2001.

Average Balance Sheet

The following table presents the average balance sheet for the Company for the years ended December 31, 2002, 2001, and 2000, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The yields or costs are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown. The yields and costs include fees, which are considered adjustments to yields.

                                                                  As of                            Year Ended
                                                            December 31, 2002                    December 31, 2002
                                                      ---------------------------     -----------------------------------------
                                                         Ending         Average         Average                       Average
                                                        Balance        Yield/Rate       Balance       Interest       Yield/Rate
                                                      -----------     -----------     -----------    -----------    -----------
                                                                                (Dollars in thousands)
 INTEREST-EARNING ASSETS
    Loans receivable, net(1)                          $   105,778         8.08%       $   105,171    $     9,089        8.64%
    Investments securities                                 72,748         5.34%            72,150          3,681        5.10%
    Deposits with financial institutions(2)                 3,458         1.03%             6,193             98        1.58%
    Federal Home Loan Bank stock                            3,712         6.00%             3,067            164        5.35%
                                                      -----------     --------        -----------    -----------    --------
      Total interest-earning assets                       185,696         6.83%           186,581         13,032        6.98%
                                                                      --------                       -----------    --------
    Non-interest-earning assets                            17,029                          17,176
                                                      -----------                     -----------
      Total assets                                    $   202,725                     $   203,757
                                                      ===========                     ===========

INTEREST-BEARING LIABILITIES
    Deposits:
      Demand                                          $    50,867         1.92%       $    56,329    $     1,299        2.31%
      Savings                                               8,657         1.64%             8,337            167        2.00%
      Certificates of deposits of $100,000 or more         14,992         3.77%            15,080            600        3.98%
      Other certificates                                   55,524         3.52%            56,069          2,271        4.05%
    Borrowings                                             26,501         4.43%            26,205          1,188        4.53%
                                                                      --------        -----------    -----------    --------
    Total interest-bearing liabilities                    156,541         3.07%           162,020          5,525        3.41%
                                                                      --------                       -----------    --------
    Non-interest-bearing demand accounts                   17,296                          12,277
    Non-interest-bearing liabilities                        1,582                           1,919
                                                      -----------                     -----------
      Total liabilities                                   175,419                         176,216
    Total equity capital(3)                                27,306                          27,541
                                                      -----------                     -----------
      Total liabilities and equity capital            $   202,725                     $   203,757
                                                      ===========                     ===========
    Net average interest-earning assets               $    29,155                     $    24,561
                                                      ===========                     ===========
    Net interest income; interest rate spread(4)                                                     $     7,507        3.57%
                                                                                                     ===========    ========
    Net interest margin(5)                                                                                              4.02%
                                                                                                                    ========
    Average interest-earning assets to average
      interest-bearing liabilities                                                         115.16%
                                                                                      ===========

-----------------

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

(5) Net interest margin is net interest income divided by net average interest-earning assets.

                                                                              Year ended December 31,
                                                      -------------------------------------------------------------------------
                                                                      2001                                 2000
                                                      -----------------------------------    ----------------------------------
                                                      Average                    Average      Average                  Average
                                                      Balance      Interest    Yield/Rate     Balance     Interest   Yield/Rate
                                                      --------     --------    ----------    --------     --------   ----------
                                                                                (Dollars in thousands)
INTEREST-EARNING ASSETS
    Loans receivable, net(1)                          $106,708     $ 10,043         9.41%    $109,700     $  9,882        9.01%
    Investments securities                              49,724        3,042         6.12%      38,385        2,365        6.16%
    Deposits with financial institutions(2)             10,006          383         3.83%       2,966          173        5.84%
    Federal Home Loan Bank stock                         1,543          106         6.87%       1,453          108        7.43%
                                                      --------     --------     --------     --------     --------    --------
      Total interest-earning assets                    167,981       13,574         8.08%     152,504       12,528        8.21%
                                                                   --------     --------                  --------    --------
    Non-interest-earning assets                         20,135                                 15,304
                                                      --------                               --------
      Total assets                                    $188,116                               $167,808
                                                      ========                               ========

INTEREST-BEARING LIABILITIES
    Deposits:
      Demand                                          $ 40,629     $  1,572         3.87%    $ 29,943     $  1,557        5.20%
      Savings                                            7,010          142         2.03%       8,383          169        2.02%
      Certificates of deposits of $100,000 or more      15,606          795         5.09%      16,328          945        5.79%
      Other certificates                                56,843        3,157         5.55%      60,470        3,249        5.37%
    Borrowings:
      Long-term                                         26,360        1,321         5.01%      21,902        1,238        5.65%
      Short-term                                            48            3         6.25%       3,150          205        6.50%
                                                      --------     --------     --------     --------     --------    --------
    Total interest-bearing liabilities                 146,496        6,990         4.77%     140,176        7,363        5.25%
                                                                   --------     --------                  --------    --------
    Non-interest-bearing demand accounts                13,125                                 11,793
    Non-interest-bearing liabilities                     4,194                                  3,359
                                                      --------                               --------
      Total liabilities                                163,815                                155,328
    Total equity capital(3)                             24,301                                 12,480
                                                      --------                               --------
      Total liabilities and equity capital            $188,116                               $167,808
                                                      ========                               ========
    Net average interest-earning assets               $ 21,485                               $ 12,328
                                                      ========                               ========
    Net interest income; interest rate spread(4)                   $  6,584         3.31%                 $  5,165        2.96%
                                                                   ========     ========                  ========    ========
    Net interest margin(5)                                                          3.92%                                 3.39%
                                                                                ========                              ========
    Average interest-earning assets to average
      interest-bearing liabilities                      114.67%                                108.79%
                                                      ========                               ========

-----------------

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


                                           Year Ended 12/31/2002              Year Ended 12/31/2001
                                                 Compared to                       Compared to
                                           Year Ended 12/31/2001              Year Ended 12/31/2000
                                      -------------------------------     -------------------------------
                                      Increase (Decrease)                 Increase (Decrease)
                                             Due to                               Due to
                                      -------------------                 -------------------
                                      Volume        Rate        Net        Volume       Rate        Net
                                      -------     -------     -------     -------     -------     -------
                                                                (in thousands)
Interest-earning assets:
  Interest-bearing demand deposits    $  (143)    $  (811)    $  (954)    $  (274)    $   436     $   162
  Investment securities, net            1,207        (575)        632         696         (11)        685
  Loans, net                             (112)       (173)       (285)        287         (77)        210
  FHLB stock                               84         (18)         66           6         (16)        (10)
                                      -------     -------     -------     -------     -------     -------
   Total interest-earning assets        1,411      (1,952)       (541)      1,254        (208)      1,046

Interest-bearing liabilities:
  Demand accounts                         487        (760)       (273)        473        (458)         15
  Savings accounts                         27          (2)         25         (28)          1         (27)
  Certificates of deposit                 (26)       (169)       (195)       (239)         (3)       (242)
  Long-term borrowings                    (42)       (844)       (886)        234        (151)         83
  Short-term borrowings                   (10)       (126)       (136)       (194)         (8)       (202)
                                      -------     -------     -------     -------     -------     -------
    Total interest-bearing
      liabilities                         683      (2,148)     (1,465)        322        (695)       (373)
                                      -------     -------     -------     -------     -------     -------
    Net change in net interest
      income                          $   728     $   196     $   924     $   932     $   487     $ 1,419
                                      =======     =======     =======     =======     =======     =======

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2002 was $718,000 compared to $607,000 for the year ended December 31, 2001, an increase of $111,000 or 18.29%. The provision for both periods reflects management's analysis of the Company's loan portfolio based on the information which was available to it at such time. In particular, management meets on a quarterly basis to review the adequacy of the allowance for loan losses by classifying loans in compliance with regulatory classifications. Classified loans are individually reviewed to arrive at specific reserve levels for those loans. Once the specific portion for each loan is calculated, management calculates a historical portion for each category based on a combination of loss history adjusted for current national and local economic conditions, trends in delinquencies and charge-offs, trends in volume and term of loans, changes in underwriting standards, and industry conditions. Chargeoffs for 2002 were $526,000 compared to $1.3 million for the year 2001. Chargeoffs in 2002 included $77,000 relating to the liquidation of business assets of a commercial borrower, and $54,000 to another commercial borrower on an unsecured commercial loan. Chargeoffs on vehicle loans increased from $190,000 in 2001 to $212,000 in 2002, while chargeoffs on consumer finance loans increased from $47,000 in 2001 to $67,000 in 2002. While Company management believes that the allowance for loan losses is sufficient based on information currently available, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additional chargeoffs which may adversely affect net income.

Noninterest Income

Noninterest income totaled $1.9 million in 2002, compared to $2.9 million in 2001, a decrease of 983,000 or 33.9%, primarily due to a decreases in loan servicing fees (cost) and net gains on loan sales, partially offset by increases in other service charges and fees, brokerage fees, and net realized gains on sales of available-for-sale securities.

Loan servicing fees (cost) declined by $1.1 million from the year ended December 31, 2001 to the year ended December 31, 2002. This decline was primarily due to the accelerated amortization of servicing assets, and the identification of an impairment which resulted in the establishment of a valuation allowance. Amortization of servicing assets for 2002 was $895,000 compared to $432,000 for 2001, an increase of $463,000. The higher amortization in 2002 resulted from loans refinanced at lower interest rates, which accelerated prepayment speeds. Loans sold during 2002 amounted to $41.2 million in 2002 compared to $31.3 million in 2001. Of the $41.2 million loans sold in 2002, many were refinances of existing loans, which had existing servicing assets which were then written off. When the refinanced loans were sold into the secondary market, servicing assets relating to these loans were calculated and recorded as required by accounting principles generally accepted in the United States of America. The new servicing assets were created using current estimated lives and prepayment assumptions, which resulted in a lower asset value. The decline in interest rates has resulted in increased prepayments, which shortens the expected average life of the servicing assets. When the existing servicing assets were valued with the estimated shorter lives due to the lower interest rate environment, the calculated value was substantially less than the book value of the servicing assets, identifying an impairment. The impairment of $683,000 was charged against current year earnings, and a valuation allowance established for this amount. As of December 31, 2002 loans serviced for others totaled $80.8 million, and the net value of the loan servicing rights totaled $950,000, net of a valuation allowance of $683,000.

Net gains on loan sales decreased $339,000 from $925,000 for the year ended December 31, 2001 to $586,000 for the year ended December 31, 2002. Although loans sold during 2002 increased by $9.9 million from $31.3 million in 2001 to $41.2 million in 2002, the associated capitalized servicing asset created for the loans sold in 2002 was $433,000 compared to $824,000 in 2001. The servicing assets are created using the same assumptions in valuing the existing servicing assets. In 2002, the decline in interest rates and accelerated prepayment speeds shortened the estimated lives of servicing assets. As a result, the servicing assets recognized in 2002 were calculated with a shorter estimated useful life than servicing assets recognized in 2001.

Other service charges and fees increased by $83,000 due to an increase in loan fees of $58,000 and increased debit card fees of $25,000. Loan fees increased as a result of continued refinancing activity in one-to-four family residential loans and an overall fee increase for the consumer loans. Income from debit and ATM cards increased due to a bank-wide promotion to increase the number of cards in use.

Net realized gains on sales of available-for-sale securities for the year ended December 31, 2002 increased by $120,000 from 2001. Equity securities of $378,000 were sold during 2002 generating recognized income of $120,000.

Brokerage fees increased by $154,000 from $22,000 in 2001 to $177,000 in 2002 due to the employment of a new brokerage service representative for First Charter Service Corporation, one of the Company's wholly-owned subsidiaries. Other income increased $77,000 from $207,000 in 2001 to $284,000 in 2002, primarily due to an increase in earnings on cash surrender value of bank owned life insurance of $80,000 due to the purchase of additional policies of $1.1 million in December, 2001.

Noninterest Expense

Total noninterest expense increased from $6.0 million in 2001 to $6.8 million in 2002, an increase of $731,000 or 12.1% due primarily to increases in salaries and employee benefits and other expenses. Salaries and employee benefits totaled $3.5 million in 2001 and $3.9 million in 2002, an increase of $431,000. The increase in salaries and employee benefits was primarily due to increases in salaries, employee stock ownership plan expense, and recognition and retention plan expense. Salaries and wages increased by $204,000 due to normal pay increases, the addition of three full-time employees, and increased commissions paid to brokerage employees due to a higher sales volume. In connection with the Conversion, the Company established an Employee Stock Ownership Plan ("ESOP") in April, 2001. The ESOP expense for 2002 was $240,000 compared to $150,000 for 2001. The increase was due to a full year of expense for 2002 compared to nine months of expense for 2001, and an increase in the average stock price in 2002. The ESOP expense each month is calculated on a fixed number of shares at the average share price for the month, and as the monthly average share price increases, the ESOP expense increases accordingly. In April, 2002 at the annual stockholders' meeting, the stockholders approved the adoption of the 2002 Recognition and Retention Plan and Trust Agreement (the "RRP"). In February, 2002 the Committee of the Board of Directors which administers the plan approved the grant of

34,246 shares of restricted stock that will vest over a five-year period. The associated expense for 2002 for the RRP was $73,000.

Other expenses increased $166,000 from $626,000 in 2001 to $792,000 in 2001, an increase of 26.6%. Office supplies and printing expense increased by $42,000 from $90,000 in 2001 to $132,000 in 2002 primarily due to updating brochures and disclosures and costs associated with the printing of the annual reports and proxies in 2002. Filing fees for the Company increased by $27,000 due to increased corporate franchise tax and fees associated with filing regulatory reports with the Securities and Exchange Commission. Charitable contributions increased by $17,000 primarily due to the establishment of a foundation to fund scholarships to area college students. Dues expense increased due to additional memberships in banking organizations, while postage expense increased due to an overall increase in postage rates. Other expenses also increased due to increases in check losses, insurance expense, and correspondent bank fees.

Income Tax Expense

Total income tax expense was $613,000 in 2002, compared to $968,000 in 2001, a decrease of $355,000 or 36.7%. The decrease of $355,000 is attributable to lower taxable income in 2002 of $1.9 million compared to $2.8 million in 2001. The effective tax rates for the years ended December 31, 2002 and December 31, 2001 were 31.8% and 34.2%, respectively. The decrease in the effective tax rate from 2001 to 2002 was due to an increase in the cash surrender value of life insurance.

FINANCIAL CONDITION

Total assets of the Company increased by $6.7 million or 3.4% to $202.7 million at December 31, 2002 from $196.0 million at December 31, 2001. The growth in total assets was due primarily to a $7.5 million increase in investment securities available for sale, a $4.5 million increase in loans, net of allowance for loan losses, and a $2.1 million increase in Federal Home Loan Bank stock, partially offset by an $6.3 million decrease in cash and cash equivalents and a $1.1 decrease in loan servicing rights, net of valuation allowance. The overall increase in total assets was funded by increases in deposits and Federal Home Loan Bank advances.

The Company's cash and cash equivalents decreased by $6.3 million, from $16.7 million at December 31, 2001 to $10.5 million at December 31, 2002. Interest-bearing demand deposits with banks decreased by $6.0 million from $9.4 million at December 31, 2001 to $3.5 million at December 31, 2002. Cash and due from banks also decreased by $312,000 from December 31, 2001 to December 31, 2002. Cash and cash equivalents decreased due to less liquidity as excess cash was invested in higher yielding investments.

Investment securities available for sale totaled to $72.7 million at December 31, 2002 compared to $65.2 million at December 31, 2001, an increase of $7.5 million. The increase in securities available for sale was due to the investment of excess cash and cash equivalents in higher yielding assets, and funds provided by deposit growth.

The Company's net loan portfolio increased by $4.5 million or 4.5%, from $100.7 million at December 31, 2001 to $105.1 million at December 31, 2002. Gross loans increased by $4.8 million, offset by a increase in the allowance for loan loss of $306,000. Loans secured by 1-4 family residences decreased by $1.4 million from December 31, 2001 to December 31, 2002. Low fixed mortgage rates have resulted in higher loan volume with many borrowers refinancing adjustable rate loans to fixed rate to take advantage of the lower rates. These fixed rate residential loans are sold into the secondary market. Farmland loans have increased by $1.3 million, due to a higher average balance per loan, and agricultural production loans have increased by $3.3 million, due to higher volume of loans as well as a higher average balance per loan. Commercial real estate loans have increased by $1.8 million primarily due to several large loans originated in 2002 which were underwritten with guarantees by the Small Business Administration. Vehicle loans have increased by $1.7 million due to a higher number of loans.

At December 31, 2002, the allowance for loan losses was $2.0 million or 1.83% of the total loan portfolio compared to $1.7 million or 1.62% at December 31, 2001. The Company's net chargeoffs were $412,000 for 2002 compared to $1.2 million for 2001. The Company's loans delinquent 90 days or more at December 31, 2002 were $1.5 million or 1.42% of total loans, compared to $1.2 million or 1.12% of total loans at December 31, 2001. Nonperforming assets and troubled debt restructurings as of percentage of total loans increased slightly from 2.17% at December 31, 2001 to 2.25% at December 31, 2002. The Company's nonperforming assets and troubled debt restructurings of $2.6 million at December 31, 2002 consist primarily of restructured commercial and agricultural loans and nonperforming loans primarily secured by residences and farming assets and foreclosed assets held for sale. Included in the $2.6 million of nonperforming loans and troubled debt restructurings are agricultural loans of $340,000 which are 90% guaranteed for $306,000 by the Farmers Home Administration, thereby limiting the Company's exposure on those loans. Management reviews the adequacy of the allowance for loan losses quarterly, and believes that its allowance is adequate; however, the Company cannot assure that future chargeoffs and/or provisions will not be necessary.

Premises and equipment increased by $336,000 from $2.4 million at December 31, 2001 to $2.8 million at December 31, 2002, primarily due to the expansion at the Bank's branch in Marshall, Illinois. An additional 2000 square feet was added to the facility in a main floor addition with a finished basement.

Foreclosed assets have decreased by $622,000 from $807,000 at December 31, 2001 to $185,000 at December 31, 2002. As of December 31, 2002, the Company had two foreclosed real estate properties totaling $92,000 including a single family residence and one commercial property. Other repossessed assets consisted of $93,000, primarily repossessed vehicles. Foreclosed assets are carried at lower or cost or net realizable value. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Interest receivable increased by $240,000 from $2.1 million as of December 31, 2001 to $2.4 million as of December 31, 2002. The increase was a primarily a result of the increase in agricultural related loans, the majority of which are annual payment loans.

Loan servicing rights decreased $1.1 million from $2.1 million at December 31, 2001 to $950,000 at December 31, 2002. The decline was due to accelerated amortization of loan servicing rights, and an identified impairment of $683,000, partially offset by newly capitalized assets. Both the accelerated amortization and impairment were a result of increased prepayments due to decreases in interest rates. The decline in long-term interest rates resulted in an increase in the projected rate at which loans serviced for others are expected to prepay, thereby shortening their expected average lives. When the loan servicing rights were valued in the current environment with shorter lives, the assets had less value, and an impairment was identified. The impairment was charged against current earnings as a valuation allowance was established for the impaired amount. Total loans sold in 2002 were $41.2 million compared to $31.3 million during 2001. The related servicing rights capitalized did not increase at the same percentage increase as loans sold from 2001 to 2002 due to the new assets being established used current estimated prepayment speeds and estimated lives. Capitalized servicing assets for 2002 were $433,000 compared to $824,000 for 2001. Amortization of servicing rights amounted to $895,000 in 2002 compared to $432,000 in 2001. In addition, in 2002 a provision for the valuation allowance of $683,000 was recorded. The original amount capitalized is recognized as a gain and is included as gain on sale of loans in the income statement. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. The amortization of and the provision for valuation allowance on the capitalized servicing rights are offset by the servicing fees (costs) received and is included as loan service fees in the income statement.

Cash surrender of life insurance increased from $3.5 million at December 31, 2001 to $3.7 million at December 31, 2002. The increase of $188,000 was due increase in the cash surrender value of bank owned life insurance.

Federal Home Loan Bank stock increased from $1.6 million at December 31, 2001 to $3.7 million at December 31, 2002. The increase of $2.1 million was due to $2.0 million purchases of additional stock and $130,000 in dividends paid in the form of stock. Other assets declined by $212,000 from $317,000 at December 31, 2001 to $105,000 at December 31, 2002.

The Company's total deposits increased from $141.3 million at December 31, 2001 to $147.3 million at December 31, 2002, an increase of $6.0 million or 4.3%. The increase in total deposits was due to a $3.3 million increase in non-interest bearing demand deposits, a $3.5 million increase in interest-bearing demand accounts, and a $1.3 million increase in savings accounts, partially offset by a $2.1 million decrease in certificates of deposits. At December

31, 2002, time deposits $100,000 or more totaled $15.0 million compared to $15.7 million at December 31, 2001.

Investor Checking, the largest component of interest-bearing demand deposits were $41.0 million at December 31, 2001 compared to $39.4 million at December 31, 2001. Investor Checking has comparable rates to money market accounts, without withdrawal restrictions. Business money market accounts have grown $2.3 million in 2002, from eight accounts totaling $1.7 million at December 31, 2001 to twenty-two accounts totaling $4.0 million at December 31, 2002. Regular NOW accounts declined by $340,000 from $5.5 million at December 31, 2001 to $5.2 million at December 31, 2002.

Savings accounts have grown from $7.4 million at December 31, 2001 to $8.7 million at December 31, 2002. This can be partially attributed to a new savings product introduced in September 2001. "Pay Yourself First" savings accounts are structured so interest is paid on a tiered basis, with the requirement of an automatic transfer from a bank checking account at least monthly. At December 31, 2002, "Pay Yourself First" savings accounts had grown to $1.4 million compared to $729,000 at December 31, 2001, an increase of $681,000. Signature savings accounts, a more traditional savings product, had growth of $405,000 to $6.9 million at December 31, 2002.

Certificates of deposit have declined by $2.1 million from $72.6 million at December 31, 2001 to $70.5 million at December 31, 2002. Continued low rates discourage account holders from investing in term products, although the Bank continues to offer a competitive "special" to attract term deposits. At December 31, 2002, the special certificate of deposit offered was a 2.20% certificate of deposit for an eleven-month term or a 2.65% certificate of deposit for a twenty-one month term. At December 31, 2002 the weighted average rate on certificates of deposits was 3.57% compared to 4.75% at December 31, 2001.

Federal Home Loan Bank advances and other debt at December 31, 2002 was $26.5 million, an increase of $1.0 million over the December 31, 2001 balance of $25.5 million. At December 31, 2002, borrowings consisted of $1.0 million drawn on the open end line-of-credit, and $25.5 million in long-term fixed rate advances. The long-term advances are all convertible advances with specific lock-out periods, usually two to three years, after which the Federal Home Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment. At December 31, 2002 the average rate on Federal Home Loan Bank advances was fairly level at 4.43% compared to 4.54% at December 31, 2001.

Stockholder's equity at December 31, 2002 was $27.3 million compared to $27.7 million at December 31, 2001, a decrease of 412,000. The decrease was a result of treasury stock and incentive plan purchases, offset by increases in retained earnings and accumulated other comprehensive income. Retained earnings increased by $1.0 million due to net income of $1.3 million offset by dividends paid of $283,000. The change in accumulated other comprehensive income was due to unrealized appreciation on available-for-sale securities from December 31, 2001 to December 31, 2002 of $817,000 partially offset by a reclassification adjustment of $70,000 for realized gains included in net income, net of income tax expense. The change of $176,000 in unallocated employee stock ownership plan shares was due to the allocation of 15,204 shares to plan participants. In 2002, stockholders approved the adoption of the Recognition and Retention Plan and Trust Agreement which authorized the Company to purchase 60,835 shares of Common Stock for the Trust. In 2002, 34,246 shares were granted to directors and executive officers that will vest over a five-year period. The 60,835 shares were purchased for a cost of $1.0 million, which was partially offset by $75,000 for the shares earned in 2002. Treasury stock increased by $1.5 million from $865,000 at December 31, 2001 to $2.4 million at December 31, 2002. The Company purchased 92,565 shares for a cost of $1.5 million. All repurchased shares will be held as treasury shares to be used for general corporate purposes.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2002. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses - The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogenous category or group of loans. The allowance for credit losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of the exposures. The estimates are based upon the Company's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights - Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and included in net loan fees (costs) in the income statement.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, the Company had outstanding commitments to originate $3.2 million in loans. In addition, the Company had outstanding unused lines of credit to borrowers aggregating $4.8 million for commercial lines, and $850,000 for consumer lines of credit. As of December 31, 2002, the total amount of certificates scheduled to mature in the following 12 months was $44.4 million. The Company believes that it has adequate resources to fund all of its commitments. The Company's most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Company's operating, financing, lending and investing activities during any given period. The level of cash and cash equivalents at December 31, 2002 was $10.5 million. The Company's future short-term requirements for cash are not expected to significantly change. However, in the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available, such as Federal Home Loan Bank advances. With no parent company debt and sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company's cash and cash equivalents ("cash") decreased by $6.3 million in 2002 and increased $7.6 million in the year ended December 31, 2001. Cash decreased in 2002 due to net cash used by investing activities of $13.7 million, partially offset by net cash provided by operating activities of $3.2 million and net cash provided by financing activities of $4.2 million. Cash provided by operating activities included net income of $1.3 million, plus non cash adjustments to net income including the proceeds from sales of loans originated for sale of $41.2 million offset by $41.0 million of loans originated for sale and net gain on loan sales of $586,000, the provision for loan losses of $718,000, depreciation and amortization of $268,000, amortization of loan servicing rights of $895,000, the provision for valuation allowance for loan servicing rights of $683,000, and compensation related to employee stock ownership and incentive plans of $313,000.

Net cash used by investing activities included $41.0 million in purchases of available-for-sale securities, the purchase of Federal Home Loan Bank stock of $2.0 million, net originations of loans of $5.7 million, and the purchase of premised and equipment of $604,000, offset by proceeds from maturities of available-for-sale securities of $34.2 million, proceeds from sales of foreclosed assets of $986,000, and proceeds from sales of available-for-sale securities of $378,000. Cash provided by financing activities included a net increase in demand deposits, money market, NOW and savings accounts of $8.1 million and $1.0 million proceeds for the issuance of Federal Home Loan Bank advances offset by a decrease in certificates of deposit of $2.1 million, the purchase of incentive plan shares of $1.0 million, and the purchase of treasury stock of $1.5 million.

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

For a discussion of commitments and credit risk, see note 20 to the consolidated financial statements.

The Bank is required to maintain regulatory capital sufficient to meet tier I leverage, tier I risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At December 31, 2002, the Bank exceeded each of its capital requirements with ratios of 10.7%, 19.2% and 20.4%, respectively.

MANAGEMENT OF INTEREST RATE RISK

The principal objectives of the Company's interest rate risk management function are: (i) to evaluate the interest rate risk included in certain balance sheet accounts; (ii) to determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (iii) to establish asset concentration guidelines; and
(iv) to manage the risk consistent with Board-approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturity terms or repricing dates. The Company's Board of Directors has established as Asset/Liability Committee consisting of directors and senior management officers, which is responsible to reviewing the Company's asset/liability policies and interest rate risk position. Such committee generally meets on a quarterly basis, and at other times as dictated by market conditions, and reports to the Board of Directors.

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

Our ability to maintain net interest income depends upon earning a higher yield on assets than the rates we pay on deposits and borrowings and sustaining this positive interest rate spread during the fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities that either re-price or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of how an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive assets, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002, which mature or re-price in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to repricing or contractual maturity. As of December 31, 2002, the amount of the Company's interest-earning assets which were estimated to mature or re-price within one year exceeded the Company's interest-bearing liabilities with the same characteristics by $21.9 million or 10.78% of the Company's total assets.

                                     Daily       1 to 3      3 to 12        1 to 3       3 to 5       Over 5
                                    Reprice      Months       Months         Years        Years        Years       Total
                                   --------     --------     --------      --------     --------     --------      --------
                                                             (in thousands)
Interest-earning Assets:
  Loans receivable, net (1,5,6)    $      0     $ 19,141     $ 25,842      $ 39,821     $ 18,276     $  4,661      $107,741
  Investment Securities (2,3,5,6)         0        9,980       14,669        21,598       16,277       10,224        72,748
  Interest-bearing Due From           3,458            0            0             0            0            0         3,458
                                   --------     --------     --------      --------     --------     --------      --------
    TOTAL                             3,458       29,121       40,511        61,419       34,553       14,885       183,947
                                   --------     --------     --------      --------     --------     --------      --------

Interest-bearing Liabilities
  Deposits (4)                            0        9,656       40,570        43,670       21,695       14,449       130,040
  Borrowings                          1,000            1            0             0        7,678       17,822        26,501
                                   --------     --------     --------      --------     --------     --------      --------
    TOTAL                             1,000        9,657       40,570        43,670       29,373       32,271       156,541
                                   --------     --------     --------      --------     --------     --------      --------

Gap                                   2,458       19,464          (59)       17,749        5,180      (17,386)       27,406
                                   --------     --------     --------      --------     --------     --------      --------

Cumulative Gap                     $  2,458     $ 21,922     $ 21,863      $ 39,612     $ 44,792     $ 27,406      $ 27,406
                                   ========     ========     ========      ========     ========     ========      ========

Cumulative Gap as a %
of Total Assets                        1.21%       10.81%       10.78%        19.54%       22.09%       13.52%        13.52%
                                   --------     --------     --------      --------     --------     --------      --------


(1) Fixed rate loans are slotted according to their final maturity date. Adjustable rate loans are slotted according to their next reprice date. The cash flows Residential R/E, Commercial R/E and Consumer Installment Loans all receive an amortizing treatment. The cash flows for Residential R/E are accelerated to reflect assumptions for prepayments.

(2) Reflects re-pricing, contractual maturity, or anticipated call date.

(3) All securities are classified as available for sale.

(4) Adjusted to reflect various decay rate assumptions.

(5) The cash flows for MBS receive an amortizing treatment.

(6) The cash flows for MBS are accelerated to reflect assumptions for prepayments.

The Company tends to be asset sensitive due to the levels of assets that re-price daily, investment that mature within twelve months, and loans that mature or re-price within twelve months. The effect of interest rate increases on loans, since they are subject to competitive pressure, tends to lag behind change in market rates. This lag generally lessens the positive impact on net interest income during a period of rising interest rates. Based on information provided in the table, assuming no significant impact from competitive pressure, the effect of an increase in interest rates of 100 basis points would be an increase in annualized net interest income of approximately $218,000. A decrease in interest rates would have the opposite effect.

Management believes that the assumptions used to evaluate interest rate sensitivity approximate actual experience and considers this method a reasonable tool; however, the interest rate sensitivity of the Company's assets and liabilities and the estimated effect of changes in interest rates on net interest income could vary substantially if different assumptions were used or actual experience differs from the historical experiences on which these assumptions were based.

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

                         INDEPENDENT ACCOUNTANTS' REPORT



To the Stockholders
  and Board of Directors
First BancTrust Corporation and Subsidiaries
Paris, Illinois


We have audited the accompanying consolidated balance sheets of First BancTrust Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of First BancTrust Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Decatur, Illinois
January 17, 2003

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

ASSETS

                                                                              2002            2001
                                                                         ------------    ------------
        Cash and due from banks                                          $  6,995,804    $  7,307,519
        Interest-bearing deposits with financial institutions               3,457,568       9,438,412
                                                                         ------------    ------------

               Cash and cash equivalents                                   10,453,372      16,745,931
                                                                         ------------    ------------

        Available-for-sale securities                                      72,747,550      65,206,819

        Loans held for sale                                                   596,565         596,908

        Loans, net of allowance for loan losses of $1,962,551 and
          $1,656,946 at December 31, 2002 and 2001, respectively          105,181,804     100,656,122

        Premises and equipment                                              2,771,616       2,435,118

        Foreclosed assets held for sale, net                                  185,083         807,334

        Interest receivable                                                 2,356,771       2,116,322

        Loan servicing rights, net of valuation allowance of $683,087
          and $0 at December 31, 2002 and 2001, respectively                  949,580       2,094,510

        Cash surrender value of life insurance                              3,666,926       3,478,641

        Federal Home Loan Bank stock                                        3,711,600       1,582,100

        Other                                                                 104,543         317,217
                                                                         ------------    ------------

               Total assets                                              $202,725,410    $196,037,022
                                                                         ============    ============


See Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                             2002              2001
                                                                        -------------     -------------
    LIABILITIES
        Noninterest-bearing deposits                                    $  17,295,781     $  13,962,936
        Interest-bearing deposits
           Demand                                                          50,866,975        47,346,402
           Savings                                                          8,656,922         7,378,727
           Time                                                            70,515,703        72,627,646
                                                                        -------------     -------------

               Total deposits                                             147,335,381       141,315,711
                                                                        -------------     -------------

        Federal Home Loan Bank advances and other debt                     26,501,230        25,515,573
        Pass through payments received on loans sold                          260,753           270,522
        Advances from borrowers for taxes and insurance                       132,885           140,548
        Deferred income taxes                                                 267,765           126,712
        Interest payable                                                      105,651           123,760
        Other                                                                 816,021           826,399
                                                                        -------------     -------------

               Total liabilities                                          175,419,686       168,319,225
                                                                        -------------     -------------

    COMMITMENTS AND CONTINGENT LIABILITIES

    STOCKHOLDERS' EQUITY
        Preferred stock, $.01 par value; authorized and unissued -
          1,000,000 shares
        Common stock, $.01 par value; authorized 5,000,000 shares;
          issued and outstanding - 1,520,875 shares                            15,209            15,209
        Additional paid-in capital                                         14,444,010        14,381,726
        Retained earnings                                                  16,243,149        15,213,625
        Accumulated other comprehensive income
           Unrealized appreciation on available-for-sale securities,
              net of income taxes 2002 - $695,280, 2001 - $171,359            993,257           246,590
                                                                        -------------     -------------

                                                                           31,695,625        29,857,150

        Unallocated employee stock ownership plan; 2002 - 95,063
          shares, 2001 - 110,267 shares                                    (1,098,766)       (1,274,498)
        Unearned incentive plan shares; 2002 - 56,267 shares                 (928,538)               --
        Treasury stock, at cost
           Common; 2002 - 155,165 shares, 2001 - 62,600 shares             (2,362,597)         (864,855)
                                                                        -------------     -------------

               Total stockholders' equity                                  27,305,724        27,717,797
                                                                        -------------     -------------

               Total liabilities and stockholders' equity               $ 202,725,410     $ 196,037,022
                                                                        =============     =============

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2002 AND 2001



                                                                        2002             2001
                                                                    ------------     ------------
INTEREST AND DIVIDEND INCOME
    Loans
       Taxable                                                      $  9,044,909     $  9,990,947
       Tax exempt                                                         43,952           52,477
    Available-for-sale securities
       Taxable                                                         3,387,666        2,778,226
       Tax exempt                                                        293,145          263,297
    Deposits with financial institutions                                  98,337          383,150
    Dividends on Federal Home Loan Bank stock and other                  163,752          105,848
                                                                    ------------     ------------

           Total interest and dividend income                         13,031,761       13,573,945
                                                                    ------------     ------------

INTEREST EXPENSE
    Deposits                                                           4,337,536        5,665,970
    Federal Home Loan Bank advances and other debt                     1,188,340        1,324,190
                                                                    ------------     ------------

           Total interest expense                                      5,525,876        6,990,160
                                                                    ------------     ------------

NET INTEREST INCOME                                                    7,505,885        6,583,785

PROVISION FOR LOAN LOSSES                                                718,000          607,000
                                                                    ------------     ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                    6,787,885        5,976,785
                                                                    ------------     ------------

NONINTEREST INCOME
    Customer service fees                                                544,041          495,018
    Other service charges and fees                                       877,746          794,579
    Net gains on loan sales                                              585,934          925,289
    Net realized gains on sales of available-for-sale securities         119,654               --
    Net loan servicing fees (cost)                                    (1,079,756)          48,293
    Brokerage fees                                                       176,739           22,415
    Abstract and title fees                                              406,247          405,430
    Other                                                                284,059          206,662
                                                                    ------------     ------------

           Total noninterest income                                    1,914,664        2,897,686
                                                                    ------------     ------------

See Notes to Consolidated Financial Statements

                                                                         2002          2001
                                                                      ----------    ----------
NONINTEREST EXPENSE
    Salaries and employee benefits                                    $3,939,395    $3,508,830
    Net occupancy expense                                                191,794       189,922
    Equipment expense                                                    644,102       658,928
    Data processing fees                                                 475,410       487,141
    Advertising and promotion expense                                    206,239       186,571
    Professional fees                                                    313,937       251,122
    Foreclosed assets expense, net                                       214,268       137,950
    Other                                                                791,909       625,538
                                                                      ----------    ----------

           Total noninterest expense                                   6,777,054     6,046,002
                                                                      ----------    ----------

INCOME BEFORE INCOME TAXES                                             1,925,495     2,828,469

PROVISION FOR INCOME TAXES                                               612,788       967,689
                                                                      ----------    ----------

NET INCOME                                                             1,312,707     1,860,780
                                                                      ----------    ----------

OTHER COMPREHENSIVE INCOME
    Unrealized appreciation on available-for-sale securities, net of income taxes of $573,320 and $216,799, for 2002 and 2001,
      respectively                                                       816,922       311,983
    Less:  reclassification adjustment for realized gains included in net income, net of income tax expense of $49,399 and $0
      for 2002 and 2001, respectively                                     70,255            --
                                                                      ----------    ----------

                                                                         746,667       311,983
                                                                      ----------    ----------

COMPREHENSIVE INCOME                                                  $2,059,374    $2,172,763
                                                                      ==========    ==========

BASIC EARNINGS PER SHARE                                              $     1.02           N/A
                                                                      ==========    ==========

DILUTED EARNINGS PER SHARE                                            $     1.00           N/A
                                                                      ==========    ==========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                         ADDITIONAL PAID
                                                                       COMMON STOCK        -IN CAPITAL
                                                                      ---------------    ---------------
BALANCE, JANUARY 1, 2001                                              $            --    $            --

    Net income                                                                     --                 --
    Dividends on common stock, $.05 per share                                      --                 --
    Change in unrealized appreciation on available-for-sale
      securities, net of income taxes of $216,799                                  --                 --
    Sale of stock (1,520,875 shares)                                           15,209         14,363,747
    Employee stock ownership plan shares purchased
    (121,670 shares)                                                               --                 --
    Employee stock ownership plan shares allocated (11,403 shares)                 --             17,979
    Purchase of treasury stock (62,600 shares)                                     --                 --
                                                                      ---------------    ---------------

BALANCE, DECEMBER 31, 2001                                                     15,209         14,381,726

    Net income                                                                     --                 --
    Dividends on common stock, $.20 per share                                      --                 --
    Change in unrealized appreciation on available-for-sale
      securities, net of income taxes of $523,921                                  --                 --
    Employee stock ownership plan shares allocated (15,204 shares)                 --             64,274
    Incentive plan shares purchased (60,835 shares)                                --                 --
    Incentive plan shares allocated (4,568 shares)                                 --             (1,990)
    Purchase of treasury stock (92,565 shares)                                     --                 --
                                                                      ---------------    ---------------

BALANCE, DECEMBER 31, 2002                                            $        15,209    $    14,444,010
                                                                      ===============    ===============

See Notes to Consolidated Financial Statements

                                                                                      ACCUMULATED     UNALLOCATED
                                                                                        OTHER       EMPLOYEE STOCK    UNEARNED
                                                                       RETAINED      COMPREHENSIVE    OWNERSHIP       INCENTIVE
                                                                       EARNINGS      INCOME (LOSS)   PLAN SHARES     PLAN SHARES
                                                                     ------------    ------------    ------------    ------------
BALANCE, JANUARY 1, 2001                                             $ 13,428,894    $    (65,393)   $         --    $         --

    Net income                                                          1,860,780              --              --              --
    Dividends on common stock, $.05 per share                             (76,049)             --              --              --
    Change in unrealized appreciation on available-for-sale
      securities, net of income taxes of $216,799                              --         311,983              --              --
    Sale of stock (1,520,875 shares)                                                           --              --              --
    Employee stock ownership plan shares purchased
    (121,670 shares)                                                           --              --      (1,406,297)             --
    Employee stock ownership plan shares allocated (11,403 shares)             --              --         131,799              --
    Purchase of treasury stock (62,600 shares)                                 --              --              --              --
                                                                     ------------    ------------    ------------    ------------

BALANCE, DECEMBER 31, 2001                                             15,213,625         246,590      (1,274,498)             --

    Net income                                                          1,312,707              --              --              --
    Dividends on common stock, $.20 per share                            (283,183)             --              --              --
    Change in unrealized appreciation on available-for-sale
      securities, net of income taxes of $523,921                              --         746,667              --              --
    Employee stock ownership plan shares allocated (15,204 shares)             --              --         175,732              --
    Incentive plan shares purchased (60,835 shares)                            --              --              --      (1,003,888)
    Incentive plan shares allocated (4,568 shares)                             --              --              --          75,350
    Purchase of treasury stock (92,565 shares)                                 --              --              --              --
                                                                     ------------    ------------    ------------    ------------

BALANCE, DECEMBER 31, 2002                                           $ 16,243,149    $    993,257    $ (1,098,766)   $   (928,538)
                                                                     ============    ============    ============    ============
                                                                      TREASURY
                                                                        STOCK            TOTAL
                                                                     ------------    ------------
BALANCE, JANUARY 1, 2001                                             $         --    $ 13,363,501

    Net income                                                                 --       1,860,780
    Dividends on common stock, $.05 per share                                  --         (76,049)
    Change in unrealized appreciation on available-for-sale
      securities, net of income taxes of $216,799                              --         311,983
    Sale of stock (1,520,875 shares)                                           --      14,378,956
    Employee stock ownership plan shares purchased
    (121,670 shares)                                                           --      (1,406,297)
    Employee stock ownership plan shares allocated (11,403 shares)             --         149,778
    Purchase of treasury stock (62,600 shares)                           (864,855)       (864,855)
                                                                     ------------    ------------

BALANCE, DECEMBER 31, 2001                                               (864,855)     27,717,797

    Net income                                                                 --       1,312,707
    Dividends on common stock, $.20 per share                                  --        (283,183)
    Change in unrealized appreciation on available-for-sale
      securities, net of income taxes of $523,921                              --         746,667
    Employee stock ownership plan shares allocated (15,204 shares)             --         240,006
    Incentive plan shares purchased (60,835 shares)                            --      (1,003,888)
    Incentive plan shares allocated (4,568 shares)                             --          73,360
    Purchase of treasury stock (92,565 shares)                         (1,497,742)     (1,497,742)
                                                                     ------------    ------------

BALANCE, DECEMBER 31, 2002                                           $ (2,362,597)   $ 27,305,724
                                                                     ============    ============

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                     2002            2001
                                                                ------------    ------------
OPERATING ACTIVITIES
    Net income                                                  $  1,312,707    $  1,860,780
    Items not requiring (providing) cash
       Depreciation and amortization                                 267,618         299,969
       Provision for loan losses                                     718,000         607,000
       Amortization (accretion) of premiums and discounts on
          securities, net                                            257,207         (18,365)
       Amortization of loan servicing rights                         894,553         432,297
       Provision for impairment of loan servicing rights             683,087              --
       Deferred income taxes                                        (382,868)        244,648
       Net realized gains on available-for-sale securities          (119,654)             --
       Net loss on sales of foreclosed assets                         75,644           9,239
       Net gain on sales of premises and equipment                        --          (2,448)
       Net gain on loan sales                                       (585,934)       (925,289)
       Federal Home Loan Bank stock dividends                       (129,500)       (104,500)
       Compensation related to employee stock ownership and
          incentive plans                                            313,366         149,778
    Changes in
       Loans originated for sale                                 (41,039,245)    (31,068,814)
       Proceeds from sales of loans originated for resale         41,192,812      31,304,234
       Interest receivable                                          (240,449)       (171,807)
       Cash surrender value                                         (188,285)       (136,697)
       Other assets                                                  212,674         368,418
       Interest payable                                              (18,109)        (70,463)
       Other liabilities                                             (10,378)        259,611
                                                                ------------    ------------

           Net cash provided by operating activities               3,213,246       3,037,591
                                                                ------------    ------------

INVESTING ACTIVITIES
    Change in interest-bearing time deposits                              --          50,310
    Purchases of available-for-sale securities                   (40,973,822)    (46,881,104)
    Proceeds from maturities of available-for-sale securities     34,188,402      23,363,561
    Proceeds from sales of available-for-sale securities             377,724              --
    Purchase of bank owned life insurance                                 --      (1,440,000)
    Purchase of Federal Home Loan Bank stock                      (2,000,000)             --
    Net (originations) collections of loans                       (5,682,690)      6,955,521
    Proceeds from sales of foreclosed assets                         985,615       1,053,435
    Purchase of premises and equipment                              (604,116)       (250,170)
    Proceeds from sales of premises and equipment                         --           6,013
                                                                ------------    ------------

           Net cash used in investing activities                 (13,708,887)    (17,142,434)
                                                                ------------    ------------

See Notes to Consolidated Financial Statements

                                                                           2002            2001
                                                                       ------------    ------------
FINANCING ACTIVITIES
    Net increase in demand deposits, money market, NOW and
      savings accounts                                                 $  8,131,613    $  8,846,488
    Net decrease in certificates of deposit                              (2,111,943)     (1,605,078)
    Proceeds from the issuance of Federal Home Loan Bank advances
      and other debt                                                      1,000,000      22,500,000
    Repayment of Federal Home Loan Bank advances and other debt             (14,343)    (20,013,599)
    Pass through payments received on loans sold                             (9,769)        (49,231)
    Net increases in advances from borrowers for taxes and insurance         (7,663)         (5,950)
    Proceeds from sale of stock                                                  --      14,378,956
    Purchase of incentive plan shares                                    (1,003,888)     (1,406,297)
    Dividends paid                                                         (283,183)        (76,049)
    Purchase of treasury stock                                           (1,497,742)       (864,855)
                                                                       ------------    ------------

           Net cash provided by financing activities                      4,203,082      21,704,385
                                                                       ------------    ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (6,292,559)      7,599,542

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             16,745,931       9,146,389
                                                                       ------------    ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                 $ 10,453,372    $ 16,745,931
                                                                       ============    ============

SUPPLEMENTAL CASH FLOWS INFORMATION

    Interest paid                                                      $  5,543,985    $  7,060,623

    Income taxes paid (net of refunds)                                 $    780,008    $    593,203

    Real estate acquired in settlement of loans                        $    439,008    $  1,413,309

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    NATURE OF OPERATIONS

        First BancTrust Corporation (Company) and its wholly-owned subsidiaries, First Bank & Trust, S.B. (Bank), ECS Service Corporation, and First Charter Service Corporation, are primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers in East Central Illinois. The Company also provides other services, such as brokerage and abstract and title services through its subsidiaries, ECS Service Corporation and First Charter Service Corporation. The Bank's subsidiary, Community Finance Center, Inc., provides retail consumer loans to the Company's customers. The Company is subject to competition from other financial institutions. The Company is a financial holding company and the Bank is an Illinois chartered savings bank. The Company and Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.


    PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Company and Bank and their subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


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

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and loan servicing rights. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties. Management estimates loan servicing rights taking into consideration changes in interest rates, current prepayment rates and expected future cash flows and obtains an independent valuation for the asset.


    CASH EQUIVALENTS

        The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2002 and 2001, cash equivalents consisted of interest-bearing deposits with financial institutions.


See Notes to Consolidated Financial Statements

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


    SECURITIES

        Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in noninterest income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

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

        Loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs and are recognized through a valuation allowance. Gains and losses resulting from sales of loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate.


    LOANS

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs and net of the allowance for loan losses. Interest income is reported on the interest method. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.


    ALLOWANCE FOR LOAN LOSSES

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


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


    FEDERAL HOME LOAN BANK STOCK

        Federal Home Loan Bank stock is stated at cost and is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula. The Federal Home Loan Bank stock is recognized based on the price at which it may be resold to the Federal Home Loan Bank.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


    FORECLOSED ASSETS HELD FOR SALE

        Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets expense.


    FEE INCOME

        Loan origination fees, net of direct origination costs, are recognized as income using the level-yield method over the term of the loans.

        Loan servicing income, net of the amortization of loan servicing rights and provision for valuation allowance, represents net fees earned (costs incurred) for servicing real estate and agricultural loans owned by various investors. Abstract and title fees represent fees earned as the real estate abstracting and title services are performed for customers in Edgar and Clark counties in Illinois.


    LOAN SERVICING

        Loan servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the loans between the loan servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of loan servicing rights is assessed based on the fair value of those rights. Fair values are estimated using either an independent valuation or by discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized loan servicing rights for a stratum exceed their fair value.


    INCENTIVE PLAN

        The Company accounts for its stock award program or incentive plan in accordance with Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. The aggregate purchase price of all shares owned by the incentive plan is reflected as a reduction of stockholders' equity. Compensation expense is based on the market price of the Company's stock on the date the shares are granted and is recorded over the vesting period. The difference between the aggregate purchase price and the fair value on the date granted of the shares earned is recorded as an adjustment to paid-in capital.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


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


    STOCK OPTIONS

        At December 31, 2002, the Company authorized a stock-based employee compensation plan, which is described more fully in Note 16. The Company will account for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost will be reflected in net income, as all options granted under those plans will have an exercise price equal to the market value of the underlying common stock on the grant date.


    INCOME TAXES

        Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. The Company files consolidated income tax returns with its subsidiaries.


    TREASURY STOCK

        Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.


    EARNINGS PER SHARE

        Basic earnings per shares have been computed based upon the weighted average common shares outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The Bank converted to a stock savings bank in April 2001. Earnings per share for 2001 are not meaningful and are therefore not presented.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


    RECLASSIFICATIONS

        Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 financial statement presentation. These classifications had no effect on net earnings.


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


NOTE 3: RESTRICTION ON CASH AND DUE FROM BANKS

        The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002 was $2,418,000.


NOTE 4: SECURITIES

        The amortized cost and approximate fair values of securities classified as available for sale are as follows:

                                             DECEMBER 31, 2002
                                           GROSS           GROSS
                         AMORTIZED      UNREALIZED       UNREALIZED      APPROXIMATE
                           COST           GAINS           (LOSSES)        FAIR VALUE
                       ------------    ------------     ------------     ------------
U.S. government
   agencies            $  9,497,724    $    150,385     $         --     $  9,648,109
Mortgage-backed
   securities            53,168,583       1,213,022         (181,016)      54,200,589
State and political
   subdivisions           6,872,582         430,907               --        7,303,489
Equity securities         1,520,124          75,239               --        1,595,363
                       ------------    ------------     ------------     ------------

                       $ 71,059,013    $  1,869,553     $   (181,016)    $ 72,747,550
                       ============    ============     ============     ============

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


                                            DECEMBER 31, 2001
                                           GROSS           GROSS
                         AMORTIZED      UNREALIZED       UNREALIZED      APPROXIMATE
                           COST           GAINS           (LOSSES)        FAIR VALUE
                       ------------    ------------     ------------     ------------
U.S. government
   agencies            $ 12,480,958    $     50,499     $   (236,829)    $ 12,294,628
Mortgage-backed
   securities            44,560,750         701,044         (213,157)      45,048,637
State and political
   subdivisions           6,707,645         107,459          (31,556)       6,783,548
Equity securities         1,039,517          40,489               --        1,080,006
                       ------------    ------------     ------------     ------------

                       $ 64,788,870    $    899,491     $   (481,542)    $ 65,206,819
                       ============    ============     ============     ============


        The amortized cost and fair value of available-for-sale debt securities at December 31, 2002, by contractual majority, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                 AMORTIZED     APPROXIMATE
                                                                   COST        FAIR VALUE
                                                                -----------    -----------
One year or less                                                $    10,000    $    10,000
After one through five years                                     10,538,648     10,741,551
After five through ten years                                      3,721,329      3,981,392
After ten years                                                   2,100,329      2,218,655
Mortgage-backed securities not due on a single maturity date     53,168,583     54,200,589
                                                                -----------    -----------

                                                                $69,538,889    $71,152,187
                                                                ===========    ===========


        The book value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances and for other purposes, amounted to $21,262,260 at December 31, 2002 and $19,157,259 at December 31, 2001. The approximate fair value of pledged securities amounted to $21,874,713 at December 31, 2002 and $19,366,764 at December 31 2001.

        Gross gains of $119,654 resulting from sales of available-for-sale securities were realized for 2002. There were no sales of available-for-sale securities for 2001. Income tax expense of $49,399 was recognized on the sales of available-for-sale securities during 2002.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


        With the exception of securities of U.S. government agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholder's equity at December 31, 2002.


NOTE 5: LOANS AND ALLOWANCE FOR LOAN LOSSES

        Categories of loans at December 31, 2002 and 2001, include:

                                                                  2002             2001
                                                             -------------     -------------
   Commercial and industrial                                 $   6,044,968     $   6,290,894
   Agricultural production financing                            11,570,334         8,303,760
   Real estate construction                                        724,021           937,136
   Commercial and agricultural real estate                      22,325,759        19,527,702
   Residential real estate                                      39,935,439        41,297,999
   Consumer                                                     26,584,209        25,432,233
   Other                                                           901,464         1,073,191
                                                             -------------     -------------

          Total loans                                          108,086,194       102,862,915

   Less
       Unearned discount and fees                                 (613,534)         (364,465)
       Undisbursed loans in process                               (328,305)         (185,382)
       Allowance for loan losses                                (1,962,551)       (1,656,946)
                                                             -------------     -------------

          Net loans                                          $ 105,181,804     $ 100,656,122
                                                             =============     =============


Activity in the allowance for loan losses was as follows:

                                                                  2002              2001
                                                             -------------     -------------
   Balance, beginning of year                                $   1,656,946     $   2,221,982
   Provision charged to expense                                    718,000           607,000
   Losses charged off, net of recoveries of $113,680 for
      2002 and $160,759 for 2001                                  (412,395)       (1,172,036)
                                                             -------------     -------------

   Balance, end of year                                      $   1,962,551     $   1,656,946
                                                             =============     =============

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


        Impaired loans totaled $6,300,019 and $5,144,791 at December 31, 2002 and 2001, respectively. An allowance for loan losses of $1,057,232 and $754,419 relates to impaired loans of $4,449,318 and $3,465,063, at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, impaired loans of $1,850,701 and $1,679,728 had no related allowance for loan losses.

        Interest of $351,033 and $372,469 was recognized on average impaired loans of $5,857,487 and $4,255,800 for 2002 and 2001. Interest of
        $313,228 and $261,525 was recognized on impaired loans on a cash basis during 2002 and 2001.

        At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled $1,511,000 and $1,150,000, respectively. Non-accruing loans at December 31, 2002 and 2001 were $9,000 and $374,000, respectively.


NOTE 6: PREMISES AND EQUIPMENT

        Major classifications of premises and equipment, stated at cost, are as follows:

                                         2002            2001
                                     -----------     -----------
Land                                 $   495,702     $   488,052
Buildings and improvements             2,748,817       2,254,730
Leasehold improvements                     5,946           5,946
Equipment                              3,682,896       3,580,517
                                     -----------     -----------

                                       6,933,361       6,329,245

Less accumulated depreciation         (4,161,745)     (3,894,127)
                                     -----------     -----------

       Net premises and equipment    $ 2,771,616     $ 2,435,118
                                     ===========     ===========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE 7: LOAN SERVICING

        Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans consist of the following:

                                            2002           2001
                                        -----------    -----------
One-to-four family residential loans
    FHLMC                               $55,651,739    $44,113,736
    IHDA                                  7,971,222      9,455,604
    Other                                   127,827        581,146
                                        -----------    -----------
                                         63,750,788     54,150,486
                                        -----------    -----------

Agricultural loans
    Farmer Mac                              706,540      1,125,885
    GSC Group                            16,376,428     16,239,573
                                        -----------    -----------

                                        $80,833,756    $71,515,944
                                        ===========    ===========


        Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $144,272 and $119,253 at December 31, 2002 and 2001, respectively.

        The aggregate fair value of capitalized loan servicing rights at December 31, 2002 and 2001 totaled $949,580 and $2,094,510, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, and interest rate, were used to stratify the originated loan servicing rights.

                                            2002           2001
                                        -----------    -----------
Loan Servicing Rights
    Balance, beginning of year          $ 2,094,510     $ 1,702,846
    Servicing rights capitalized            432,710         823,961
    Amortization of servicing rights       (894,553)       (432,297)
                                        -----------     -----------

                                          1,632,667       2,094,510
    Valuation allowance                    (683,087)             --
                                        -----------     -----------

    Balance, end of year                $   949,580     $ 2,094,510
                                        ===========     ===========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001



        Activity in the valuation allowance for loan servicing rights was as follows:

                                  2002           2001
                              -----------    -----------
Balance, beginning of year    $        --    $        --

    Additions                     683,087             --
    Deletions                          --             --
    Direct write-downs                 --             --
                              -----------    -----------

Balance, end of year          $   683,087    $        --
                              ===========    ===========


NOTE 8: DEPOSITS

        Deposits in denominations of $100,000 or more were $38,046,681 on December 31, 2002, and $29,819,774 on December 31, 2001.

        At December 31, 2001, the scheduled maturities of time deposits are as follows:

                  2003                       $44,437,493
                  2004                        13,939,411
                  2005                         4,551,427
                  2006                         1,848,434
                  2007                         2,733,810
                  Thereafter                   3,005,128
                                             -----------
                                             $70,515,703
                                             ===========

NOTE 9: INCOME TAXES

        The provision for income taxes includes these components:

                                 2002            2001
                             -----------     -----------
Taxes currently payable
    Federal                  $   829,342     $   619,232
    State                        166,314         103,809
Deferred income taxes
    Federal                     (318,540)        203,543
    State                        (64,328)         41,105
                             -----------     -----------

       Income tax expense    $   612,788     $   967,689
                             ===========     ===========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


        A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:


                                                                         2002            2001
                                                                     -----------     -----------
           Computed at the statutory rate (34%)                      $   654,668     $   961,679
           Increase (decrease) resulting from
               Tax exempt interest                                       (97,197)        (82,852)
               State income taxes                                         67,311          95,643
               Increase in cash surrender value of life insurance        (69,592)        (38,099)
               Other                                                      57,598          31,318
                                                                     -----------     -----------

                  Actual tax expense                                 $   612,788     $   967,689
                                                                     ===========     ===========

        The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                                         2002            2001
                                                                     -----------     -----------
           Deferred tax assets
               Allowance for loan losses                             $   784,783     $   659,485
               Reserve for uncollected interest                           45,042          26,375
               Deferred compensation                                      49,747          35,553
               Other                                                      45,906          85,867
                                                                     -----------     -----------

                                                                         925,478         807,280
                                                                     -----------     -----------

           Deferred tax liabilities
               Depreciation                                             (174,539)       (200,063)
               Unrealized gains on available-for-sale securities        (695,280)       (171,359)
               Federal Home Loan Bank stock dividends                   (162,687)        (95,652)
               Capitalized loan servicing rights                         (66,938)       (466,472)
               Other                                                     (93,799)           (446)
                                                                     -----------     -----------

                                                                      (1,193,243)       (933,992)
                                                                     -----------     -----------

                  Net deferred tax liability                         $  (267,765)    $  (126,712)
                                                                     ===========     ===========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


        Retained earnings at December 31, 2002 and 2001, include approximately $2,000,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $800,000 at December 31, 2002 and 2001.


NOTE 10: FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

        Federal Home Loan Bank advances and other debt consisted of the following components:

                                                                     2002           2001
                                                                 -----------    -----------
         Federal Home Loan Bank open line of credit, variable
            rate, 1.48% at December 31, 2002                     $ 1,000,000    $        --
         Federal Home Loan Bank advances, fixed and variable
            rates ranging from 3.12% to 5.32% at December 31,
            2002, due at various dates through September 2011     25,500,000     25,500,000
         Other debt                                                    1,230         15,573
                                                                 -----------    -----------

                Total Federal Home Loan Bank advances and
                   other debt                                    $26,501,230    $25,515,573
                                                                 ===========    ===========


        Aggregate annual maturities of long-term debt at December 31, 2002, are:

                2003                                             $     1,230
                2008 and thereafter                               26,500,000
                                                                 -----------

                                                                 $26,501,230
                                                                 ===========


        The Federal Home Loan Bank advances are secured by first-mortgage loans, certain mortgage and other investment securities, and all Federal Home Loan Bank stock owned by the Company. Advances are subject to restrictions or penalties in the event of prepayment. The Company's Federal Home Loan Bank borrowings as of December 31, 2002 are callable. These callable advances are subject to being called as follows: 2003 - $15,500,000 and 2004 - $10,000,000.

        Other debt consists of contract for deed related to the purchase of real estate, payable in equal monthly installments of $1,230, including interest at a fixed rate of 5.53% per annum. Final payment is due January 15, 2003.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

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

        Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Company and Bank meet all capital adequacy requirements to which they are subject.

        As of December 31, 2002, the most recent notification from the regulatory agencies categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company and Bank's category.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


        The Company and Bank's actual capital amounts and ratios are also presented in the following table.

                                                                              TO BE WELL CAPITALIZED
                                                        FOR CAPITAL ADEQUACY  UNDER PROMPT CORRECTIVE
                                         ACTUAL               PURPOSES           ACTION PROVISIONS
                                  AMOUNT       RATIO    AMOUNT        RATIO     AMOUNT       RATIO
                                 -------      -------   -------      -------   -------      -------
As of December 31, 2002
  Total Capital
    (to Risk-Weighted Assets)
   Consolidated                  $27,527       24.2%    $ 9,118        8.0%                   N/A
   Bank                           23,044       20.4       9,021        8.0     $11,276       10.0

  Tier I Capital
    (to Risk-Weighted Assets)
   Consolidated                   26,096       22.9       4,559        4.0                    N/A
   Bank                           21,628       19.2       4,511        4.0       6,765        6.0

  Tier I Capital
    (to Average Assets)
   Consolidated                   26,096       12.8       8,167        4.0                    N/A
   Bank                           21,628       10.7       8,105        4.0      10,132        5.0

As of December 31, 2001
  Total Capital
    (to Risk-Weighted Assets)
   Consolidated                  $28,574       26.1%    $ 8,761        8.0%                   N/A
   Bank                           22,207       20.4       8,708        8.0     $10,886       10.0

  Tier I Capital
    (to Risk-Weighted Assets)
   Consolidated                   27,161       24.8       4,380        4.0                    N/A
   Bank                           20,843       19.1       4,354        4.0       6,531        6.0

  Tier I Capital
    (to Average Assets)
   Consolidated                   27,161       14.0       7,712        4.0                    N/A
   Bank                           20,843       10.8       7,689        4.0       9,612        5.0


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

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE 12: RELATED PARTY TRANSACTIONS

        At December 31, 2002 and 2001, the Company had loans outstanding to executive officers, directors and companies in which the Company's executive officers or directors were principal owners.

        In management's opinion, such loans and other extensions of credit were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

        The aggregate amount of loans, as defined, to such related parties were as follows:

          Balance, January 1, 2002             $ 498,962
          New loans, including renewals          246,596
          Payment, etc., including renewals     (273,217)
                                               ---------

          Balance, December 31, 2002           $ 472,341
                                               =========


NOTE 13: EMPLOYEE BENEFIT PLANS

        The Company has a retirement savings 401(k) covering substantially all employees. The Company may contribute to the plan at the discretion of the Board of Directors. Employer contributions charged to expense for 2002 and 2001 were $7,913 and $16,308, respectively.

        The Company also maintains a voluntary employee's benefit association
        (VEBA) for the benefit of substantially all of its full-time employees. Those benefits available under the VEBA include major medical, life, accidental death and dismemberment, and disability insurance. These benefits are available to all employees who have attained a minimum age and length of service. The VEBA is funded through voluntary contributions from employees and contributions of the Company. Employer contributions totaled $319,000 and $312,000 for the years ended December 31, 2002 and 2001. The VEBA has been determined to be a tax-exempt organization with its fiscal year ending December 31.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


        The Company has a defined-benefit deferred director fee plan covering certain directors whereby each director may elect to defer their annual fees. For the years ended December 31, 2002 and 2001, fees deferred and interest expense related to the plan totaled $69,011 and $41,760, respectively. The liability related to these plans was $144,227 and $75,216 as of December 31, 2002 and 2001.


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

        Stock totaling 15,204 and 11,403 shares with an average fair value of $15.79 and $13.13 were committed to be released, resulting in ESOP compensation expense of $240,006 and $149,778 for 2002 and 2001, respectively. The ESOP shares as of December 31 were as follows:

                                                              2002          2001
                                                           ----------    ----------
         Allocated shares committed to be released             26,607        11,403
         Shares released for allocation                            --            --
         Unreleased shares                                     95,063       110,267
                                                           ----------    ----------

                Total ESOP shares                             121,670       121,670
                                                           ==========    ==========

         Fair value of unreleased shares at December 31    $1,585,651    $1,654,005
                                                           ==========    ==========


        The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE 15: INCENTIVE PLAN

        During 2002, the Company adopted a stock-based compensation program which included a stock award program or incentive plan. The incentive plan covers key employees and directors and was authorized to acquire and grant 60,835 shares of the Company's common stock. The Company granted 34,246 shares during April 2002. The shares were purchased in fiscal year 2002. Participants in the incentive plan vest over five years.

        As of December 31, 2002, no shares were distributed and 750 shares were forfeited. For the year December 31, 2002, $73,360 was recorded as compensation expense under the plan.


NOTE 16: STOCK OPTION PLAN

        During 2002, the Company authorized a stock option plan authorizing the grant of options up to 152,000 shares of the Company's stock. The stock option plan will have a vesting period of five years and will expire ten years from the date of grant. As of December 31, 2002, no shares under the stock option plan have been granted. The Company will account for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost will be reflected in net income, as all options granted under those plans will have an exercise price equal to the market value of the underlying common stock on the grant date.


NOTE 17: EARNINGS PER SHARE

        Earnings per share (EPS) were computed as follows:

                                                                  YEAR ENDED DECEMBER 31, 2002
                                                                          WEIGHTED       PER SHARE
                                                          INCOME      -AVERAGE SHARES     AMOUNT
                                                        ----------    ---------------    ----------
         Net income                                     $1,312,707       $1,281,573      $     1.02
                                                                                         ----------

         Effect of dilutive securities
             Unearned incentive plan shares                     --           30,281
                                                        ----------       ----------

         Diluted earnings per share
             Income available to common
               stockholders and assumed conversions     $1,312,707       $1,311,854      $     1.00
                                                        ==========       ==========      ==========


        The Bank converted to a stock savings bank in April 2001. Earnings per share for 2001 are not meaningful.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE 18: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                                DECEMBER 31, 2002               DECEMBER 31, 2001
                                          ----------------------------    ----------------------------
                                            CARRYING          FAIR          CARRYING         FAIR
                                             AMOUNT          VALUE           AMOUNT          VALUE
                                          ------------    ------------    ------------    ------------
         Financial assets
             Cash and cash equivalents    $ 10,453,372    $ 10,453,372    $ 16,745,931    $ 16,745,931
             Available-for-sale
               securities                   72,747,550      72,747,550      65,206,819      65,206,819
             Loans held for sale               596,565         596,565         596,908         596,908
             Loans, net allowance of
               loan losses                 105,181,804     105,295,137     100,656,122      99,138,197
             Interest receivable             2,356,771       2,356,771       2,116,322       2,116,322
             Federal Home Loan Bank
               stock                         3,711,600       3,711,600       1,582,100       1,582,100

         Financial liabilities
             Deposits                      147,335,381     147,934,033     141,315,711     141,650,491
             Federal Home Loan Bank
               advances and other debt      26,501,230      26,321,428      25,515,573      25,697,889
             Interest payable                  105,651         105,651         123,760         123,760
             Pass through payments
               received on loans sold          260,753         260,753         270,522         270,522
             Advances by borrowers
               for taxes and insurance         132,885         132,885         140,548         140,548
         Unrealized financial
            instruments (net of
            contract amount)
             Commitments to extend
               credit                                0               0               0               0
             Lines of credit                         0               0               0               0

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


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

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


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



NOTE 19: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

        Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses, loan servicing rights, and foreclosed assets held for sale are reflected in the footnotes regarding loans, loan servicing rights, and foreclosed assets held for sale. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

NOTE 20: COMMITMENTS AND CREDIT RISK

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

        At December 31, 2002 and 2001, the Company had outstanding commitments to originate loans aggregating approximately $3,245,665 and $5,636,029, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $3,001,765 and $4,327,029 at December 31, 2002 and 2001, respectively, with the remainder at floating market rates.

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

        At December 31, 2002, the Company had granted unused lines of credit to borrowers aggregating approximately $4,771,472 and $847,644 for commercial lines and open-end consumers lines, respectively. At December 31, 2001, unused lines of credit to borrowers aggregated approximately $7,173,045 for commercial lines and $400,692 for open-end consumer lines.

        The Company had a concentration of funds on deposit with the Federal Home Loan Bank totaling $3,577,334 and $9,344,000 at December 31, 2002 and 2001.

        The Company and Subsidiaries are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

                           FIRST BANCTRUST CORPORATION
                             SHAREHOLDER INFORMATION

STOCK LISTING AND PRICE INFORMATION

The Company's common stock trades on the Nasdaq SmallCap Market under the symbol "FBTC". At March 14, 2003, 386,456 shares of the Company's common stock were held of record by 479 persons or entities, not including the number of persons or entities holding stock in nominee or street name through various brokers or banks.

The following schedule shows the high and low bid prices for each of the quarters in 2001 and 2002, following the April 18, 2001 date of conversion:

                     Quarter Ended:           High            Low
                     --------------          ------         ------
               June 30, 2001                 $13.05         $11.25
               September 30, 2001             13.50          12.00
               December 31, 2001              15.80          12.00
               March 31, 2002                 15.10          14.65
               June 30, 2002                  16.70          14.91
               September 30, 2002             16.55          15.40
               December 31, 2002              16.75          15.74


At March 14, 2003 the closing price of a common share was $17.50. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the years ended December 31, 2001 and 2002, the Company declared dividends as follows:

   Date Declared            Record Date            Payment Date         Amount
   -------------            -----------            ------------         ------
September 27, 2001      October 11, 2001        October 25, 2001        $0.05
February 7, 2002        February 19, 2002       February 28, 2002       $0.05
May 9, 2002             May 23, 2002            May 31, 2002            $0.05
August 9, 2002          August 22, 2002         August 30, 2002         $0.05
November 14, 2002       November 27, 2002       December 6, 2002        $0.05


Stockholders, investors and analysts interested in additional information may contact:

Ellen M. Litteral
Chief Financial Officer
First BancTrust Corporation
101 S. Central Avenue
Paris, IL  61944-0880

Annual Report on Form 10-KSB

A copy of the annual report on Form 10-KSB for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to Ellen M. Litteral, Chief Financial Officer, at the above address.

SPECIAL REGULATORY COUNSEL

Elias, Matz, Tiernan & Herrick L.L.P.
12th Floor
734 15th Street, N.W.
Washington, D.C.  20005

INDEPENDENT ACCOUNTANTS

BKD, LLP
225 North Water Street
Suite 400
Decatur, IL  62525-1580

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of First BancTrust Corporation will be held at 10:00 a.m. April 21, 2003 at:

Human Resources Center
118 E. Court Street
Paris, Illinois  61944

TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the transfer agent:

Illinois Stock Transfer Company
209 W. Jackson Boulevard
Suite 903
Chicago, Illinois  60606

(312) 427-2953

                                    DIRECTORS


TERRY T. HUTCHISON                            JOHN W. WELBORN
Chairman of the Board; Self-employed          Retired Former Facilities Manager,
Business Consultant in Paris, Illinois        TRW, Inc., Marshall, Illinois


JOSEPH R. SCHROEDER                           DAVID W. DICK
Attorney in private practice with law         Insurance Agent for Country
firm of Bennett, Schroeder & Wieck,           Companies Insurance, Bloomington,
Marshall, Illinois                            Illinois

MARY ANN TUCKER                               TERRY J. HOWARD
Retired former retailer in Paris,             President and Chief Executive
Illinois                                      Officer of the Company and First
                                              Bank

JAMES D. MOTLEY
Self employed Certified Public
Accountant, Accounting and Tax
Preparation, Paris, Illinois

                               EXECUTIVE OFFICERS

TERRY J. HOWARD                               DAVID F. SULLIVAN
Director, President and Chief                 Vice President of the Company and
Executive Officer of the Company              Senior Vice President - Lending of
and First Bank                                First Bank

ELLEN M. LITTERAL                             LARRY W. STROHM
Chief Financial Officer and                   Vice President of the Company and
Treasurer of the Company and Senior           Senior Vice President - Branch
Vice President and Controller of              Manager of First Bank
First Bank

JACK R. FRANKLIN
Vice President of the Company and
Senior Vice President - Operations
and Marketing of First Bank

                                BANKING LOCATIONS

                                   MAIN OFFICE
                            206 South Central Avenue
                              Paris, Illinois 61944
                                 (217) 465-6381

                                OPERATIONS CENTER
                            101 South Central Avenue
                              Paris, Illinois 61944

                                  BRANCH OFFICE
                            610 North Michigan Avenue
                            Marshall, Illinois 62441
                                 (217) 826-6308

                                  [FBTC LOGO]

                          First BancTrust Corporation

           206 S. Central Ave.   P.O. Box 880   Paris, Illinois 61944
              Phone 217-465-6381   800-228-6381   Fax 217-465-0234