Form 10KSB, Exhibit 13
period 2003-12-31
FIRST BANCTRUST CORP
filed 2004-03-29
CIK 1129847

                                                                    EXHIBIT 13.0

FIRST BANCTRUST CORPORATION

First BancTrust Corporation (Nasdaq: FBTC) is the parent company of First Bank & Trust, s.b., an Illinois stock savings bank founded in 1887. First BancTrust's two other operating subsidiaries are Edgar County Title Company and First Charter Financial Services.

The bank operates offices in Paris, Marshall, and Savoy, Illinois. First Bank & Trust expanded to Savoy, a fast-growing community in the Champaign-Urbana (University of Illinois) area, in September 2003 by purchasing a branch from another financial institution and operating in an interim facility. Construction is under way on a permanent facility with occupancy expected by late summer 2004.

First BancTrust Corporation was incorporated in November 2000 for purposes of converting First Bank & Trust to an Illinois stock savings bank from an Illinois mutual savings bank. The conversion was completed April 18, 2001, and 1.5 million shares of common stock were issued to the public for gross proceeds of $15.2 million. As of December 31, 2003, the bank had total assets of $226.2 million, total liabilities of $199.8 million, and total equity of $26.4 million.

Financial Highlights

                                     2003               2002         Change
Total Assets                   $   226,194,368    $   202,725,410     11.6%
Deposits                           163,027,890        147,335,381     10.7%
Net Interest Income                  7,278,394          7,505,885     -3.0%
Noninterest Income                   3,818,529          3,492,304      9.3%
Net Income                           1,949,399          1,312,707     48.5%
Diluted Earnings Per Share     $          1.62    $          1.00     62.0%

                           TODAY. TOMORROW. TOGETHER.

DEAR FELLOW STOCKHOLDERS:                                 [PHOTOGRAPH OF
                                                          TERRY J. HOWARD
                                                        PRESIDENT AND CEO]

     We completed another solid year in 2003. Our net income rose substantially to $1.9 million from $1.3 million in 2002. Total assets climbed nearly 12 percent to $226.2 million from $202.7 million. Deposits increased more than 10 percent to $163 million from $147.3 million.

     More important than the raw numbers, however, are the steps we took to position First Bank & Trust and our other subsidiaries for further growth. We have been expanding the bank's services and customer base since our conversion from an Illinois mutual savings bank to an Illinois stock savings bank three years ago.

EXPANDING GEOGRAPHICALLY

     A key development in 2003 was expanding our operations to Savoy, a growing community in the Champaign-Urbana area. We established our presence in September with the purchase of about $3.2 million in deposits from another financial institution in that area. We have been operating in temporary quarters since then but are building a modern new facility that we anticipate occupying by August. The new Savoy branch is located in a prime commercial area and will include four drive-up lanes and 5,300 square feet of interior space. The prior year we expanded our Marshall facility by 2,000 square feet to meet growing demand in that area.

     Our goal is to continue expanding geographically as opportunities arise.

STRATEGIC ALLIANCE

     In September we also entered into an important strategic alliance with First Advisor Financial Group to provide brokerage and investment services, insurance products, and asset management to our customer base. In essence, First Advisor's client base merged with that of our wholly owned subsidiary, First Charter Service Corporation, to provide these services to our existing customers as well as bring in new relationships. First Advisor will also operate out of our new Savoy facility when it is completed.

     A primary objective of the new arrangement was to expand our trust department, and we have succeeded in growing trust assets under management from about $2.5 million at year-end 2002 to about $30 million today. Our goal is to increase that to at least $50 million by year end. We also anticipate increased brokerage and other fees as a result of the alliance.

     In our core banking operations, we capitalized on the unprecedented boom in mortgage refinancing during the fist few months of the year. As that ebbed, we turned our focus to more traditional growth through expanding our core loan portfolio and deposits and concentrating on originating mortgages for home purchases. The decline in refinancing also should have a beneficial effect on bank operations in the future because of an anticipated substantial decrease in prepayment of our loan portfolio. That, in turn would lead to improved values on loan servicing rights.

                                                           (Continued on page 2)

TODAY. TOMORROW. TOGETHER.

LETTER TO STOCKHOLDERS (Continued from Page 1)

NEW PRODUCTS

     We also have been improving and expanding our products to provide enhanced services. Our "Safety Net Checking," which provides overdraft protection, is a good example of the growing acceptance of new offerings. That was a significant factor in a more than 40 percent growth in customer service fees to about $766,000 from $544,000. We expect continued benefits in the year ahead.

     Our long-term goal is to expand sources of retail banking fees to improve income and help strengthen the balance sheet as well as continue making the bank less interest-rate sensitive.

     That is not to say, however, that there are not substantial opportunities in growing the loan portfolio. We have been developing our commercial and individual loan products with new offerings to grow those portfolios, which would increase interest income, income from servicing rights and income from the sales of loans into the secondary markets.

EXPANDED MARKETING

     To support our operations in new markets as well as promote new and existing products, we invested in increased spending for advertising and promotion, a trend we intend to continue through this year. In 2003, advertising and promotion expense increased more than 34 percent to $278,000 from $206,000.

     Overall, we were pleased with the results of our initiatives during the past year and look forward to continued benefits going forward. We believe we have demonstrated our ability to adapt and capitalize on a dynamic and demanding economic environment.

     We also recognize our success is not attributable solely to management directives or performance targets. Rather, as a community bank, our ability to deliver solid results hinges on providing our customers with exceptional and responsive service. And for that we owe our deep gratitude to the employees of the bank and our affiliated businesses. We have continually asked them for exceptional performance -- and they have consistently exceeded expectations.

     We also would be remiss not to extend our thanks to our loyal customers, our suppliers and associates and, of course, to you -- our stockholders -- who have demonstrated your faith in our vision.

     Together, we are confident we can achieve our primary goal of enhancing the value of your investment in First BancTrust Corporation.

Sincerely

/s/ Terry J. Howard
-------------------------------
Terry J. Howard
President and CEO
March 12, 2004

                           FIRST BANCTRUST CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
             (TABLE DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

First BancTrust Corporation (Company) is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, First Bank & Trust, s.b. (Bank), ECS Service Corporation, and First Charter Service Corporation.

The Company originates loans and solicits deposits through the Bank, but otherwise conducts no significant business, except through the Bank, the Bank's subsidiary, Community Finance Center, Incorporated, and the Company's subsidiaries First Charter Service Corporation and ECS Service Corporation. Community Finance Center, Incorporated provides retail consumer lending to the Bank's market area. First Charter Service Corporation provides securities brokerage, asset management services, and other investment services through a third-party broker-dealer, First Advisor Financial Group and also engages in the sale of tax deferred annuities and other insurance products. ECS Service Corporation, doing business as Edgar County Title, provides abstracting services and title insurance for the Bank's market area. All references to the Company include the Bank and subsidiaries, unless otherwise indicated.

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

FINANCIAL OVERVIEW

Publicly traded First BancTrust Corporation's business activities are focused on community banking in east-central Illinois. The community bank activities of First Bank & Trust, s.b. are enhanced by the services of our two other operating subsidiaries, Edgar County Title Company and First Charter Financial Services. The Bank operates offices in Paris, Marshall, and Savoy, Illinois.

A new full-service banking office is being constructed in Savoy for occupancy in the third quarter of 2004. That office will also become the primary location for First Charter Financial Services, our investment management and securities brokerage service provider. Our application to establish a branch office in Savoy was approved in the summer of 2003. The Bank also received approval to purchase a branch in Savoy from another financial institution and assumed operation of that branch in an interim location in late September 2003. Our expansion into the Champaign County market, which includes the University of Illinois, affords us access to one of the fastest-growing markets in downstate Illinois.

Operating results for 2003 were generally favorable. Net income increased as our net interest income declined even though interest-earning assets and interest-bearing liabilities grew. Most of the growth in earning assets was in securities that have little, if any credit risk, but generally provide a lower rate of return than loans. We anticipate that our residential and small-business lending products and services will be well-accepted in the Champaign County market which should generate increased interest income over that normally available from investments. Noninterest income grew this year as the housing refinancing boom continued and the income associated with refinancing activities remained at historically high levels. Since it is not likely that this phenomenon will recur in the near future, we continue to enhance existing fee-generating services. Our fee-generating deposit services have been readily accepted and we anticipate that the expansion of our investment services and trust departments will result in additional fee income. Noninterest expenses were significantly lower than in 2002, but this was primarily due to the recovery of a large portion of an impairment allowance established for loan servicing rights during the year. However, we were able to reduce most other operating expenses with the exception of salaries and benefits, net office occupancy, and marketing. These increases were generally planned to help the Bank grow and increase earnings in future periods.

Our financial condition has also improved as we liquidated problem loan accounts and increased our investments in securities with low credit risk. Changes in underwriting policies and practices have reduced the number and volume of newer problem credits. Our interest rate risk exposure is relatively low and we are positioned to readily take advantage of any increases in interest rates available in the future as cash flows from our investment portfolio remain robustly positive.

RESULTS OF OPERATIONS

General

Net income for the year ended December 31, 2003 increased by $637,000, or 48.50% from $1,313,000 for the year ended December 31, 2002 to $1,949,000 for the year ended December 31, 2003. The increase in net income is primarily due to an increase in noninterest income and a decrease in noninterest expense, partially offset by a decrease in net interest income and an increase in income tax expense. Return on average assets increased to 0.90% for the year ended December 31, 2003 from 0.64% for the year ended

December 31, 2002. Return on average equity increased to 7.38% for the year ended December 31, 2003 from 4.77% for the year ended December 31, 2002.

Net Interest Income

Net interest income decreased by $227,000 or 3.03% from $7.5 million for the year ended December 31, 2002 to $7.3 million for the year ended December 31, 2003. The primary reason for the decrease in net interest income is a decrease in interest income of $1.13 million partially offset by a decrease in interest expense of $905,000. The Company's net interest margin was 3.68% for the year ended December 31, 2003 compared to 4.02% for the year ended December 31, 2002.

The net interest margin decreased as a result of a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from
115.16 for the year ended December 31, 2002 to 114.80 for the year ended December 31, 2003. The average interest rate earned on interest-earning assets declined from 6.98% in 2002 to 6.02% in 2003, while the average balances increased from $186.6 million in 2002 to $197.5 million in 2003. The increase in earning assets was primarily due to the additional investment in securities, which was funded by borrowings and deposits which increased earning liabilities. The average rate of interest-bearing liabilities decreased from 3.41% in 2002 to 2.69% in 2003, due to the declining rate environment. The average balance of interest-bearing liabilities increased from $162.0 million in 2002 to $172.0 million in 2003. Interest rate spread for 2003 declined to 3.33% from 3.57% in 2002.

Interest Income - Total interest income was $11.9 million for the year 2003, a decrease of $1.13 million, or 8.7% from $13.0 million reported in 2002. Interest income from loans decreased by $605,000 from $9.1 million in 2002 to $8.5 million in 2003, investment income decreased by $566,000 from $3.7 million in 2002 to $3.1 million in 2003, and interest income from deposits with financial institutions decreased by $36,000 from $98,000 in 2002 to $62,000 in 2003, while dividend income from Federal Home Loan Bank stock increased from $164,000 in 2002 to $238,000 in 2003.

The following schedule compares average total loan balances by major categories for the years 2003 and 2002:

                                         Average Balance
                                  -----------------------------              %
                                      2003            2002        Change   Change
                                  -------------   -------------   ------   ------
Real Estate Loans
  One-to-four family              $      37,705   $      41,058   (3,353)   -8.17%
  Multi-family                              279             302      (23)   -7.62%
  Commercial                              9,862           8,946      916    10.24%
  Construction                            1,296             653      643    98.47%
  Agricultural                           13,263          12,239    1,024     8.37%
                                  -------------   -------------   ------   ------
Total real estate loans                  62,405          63,198     (793)   -1.25%
Agricultural production finance          12,317           9,850    2,467    25.05%
Commercial and industrial loans           7,167           7,527     (360)   -4.78%
Consumer loans                           25,793          26,512     (719)   -2.71%
                                  -------------   -------------   ------   ------
Total loans                             107,682         107,087      595     0.56%
Allowance for loan losses                (1,909)         (1,916)       7    -0.37%
                                  -------------   -------------   ------   ------
Net loans                               105,773         105,171      602     0.57%
                                  =============   =============   ======   ======

The average net loan portfolio increased slightly by $602,000 or 0.57% from $105.2 million in 2002 to $105.8 million in 2003. This was primarily a result of an increase in average agricultural production finance loans of $2.5 million, partially offset by a $793,000 decrease in average real estate loans, a $719,000 decrease in average consumer loans, and a $360,000 decrease in average commercial and industrial loans. The $793,000 decrease in average real estate loans was primarily a result of a decrease in the average one-to-four family real estate loans of $3.4 million from 2002 to 2003, partially offset by an increase of $1.0 million in average agricultural real estate loans, an increase of $916,000 in average commercial real estate loans, and an increase of $643,000 in average construction loans.

The decrease in the average one-to-four family residential loans resulted from increased refinancing in 2003 due to lower interest rates available on fixed-rate mortgages. Borrowers with adjustable rate loans converted to fixed-rate products which in turn were sold into the secondary market. The Company's average agricultural production finance loans increased by $2.5 million from $9.9 million average balance for 2002 compared to $12.3 million average balance for 2003, as the number of loans outstanding increased due to increased volume, as did the average balance per loan. Average commercial real estate loans increased due to a greater number of loan originations in 2003, while average agricultural real estate loans increased due to a higher average balance per loan.

The decrease in loan interest income of $605,000 from 2002 to 2003 was primarily due to a decrease in the average rate earned on outstanding loans. The average yield on loans receivable decreased by 62 basis points from 8.64% in 2002 to 8.02% in 2003. The decrease in loan yields was due to a general decline in interest rates during 2003, which was reflected in new originations as well as adjustable loans repricing to a lower rate.

Income from investments declined by $566,000 from $3.7 million in 2002 to $3.1 million in 2003. The decrease was due to a decrease in the average interest rate offset by an increase in the average balance. The average rate of investments decreased by 130 basis points, from 5.10% in 2002 to 3.80% in 2003, due to a general interest rate decline. Average total investment securities were $81.9 million during 2003, a $9.7 million increase over the 2002 total of $72.2 million. The increase in average investments was funded by deposit growth and advances from the Federal Home Loan Bank.

Interest income earned on deposits with financial institutions decreased $36,000 or 36.9% from $98,000 in 2003 to $62,000 in 2002. The average balance maintained at the Federal Home Loan Bank of Chicago in a cash management account decreased slightly during 2003, from $6.2 million in 2002 to $6.0 million during 2003. The interest-bearing demand deposit account maintained by the Company is used for short-term cash needs. The average rate earned on deposits with financial institutions for 2003 was 1.04% as compared to an average rate of 1.58% for 2002.

Interest Expense - Interest expense decreased from $5.5 million in 2002 to $4.6 million in 2003, a decrease of $905,000 or 16.4%. Interest expense on deposits declined from $4.3 million in 2002 to $3.2 million in 2003, a reduction of $1.1 million or 26.1%.

Demand deposits, which are largely Investor Checking Accounts, remained stable at $56.4 million in 2003 compared to $56.3 million in 2002. The average rate on demand deposits decreased from 2.31% in 2002 to 1.43% in 2003. Investor Checking Accounts, which have comparable rates to a money market product without the transaction limitations, averaged $41.0 million in 2003 compared to $41.9 million in 2002. Average money market accounts increased slightly from an average of $8.8 million during 2002 to $9.0 million average balance for 2003.

Interest expense on savings accounts declined $37,000 from $167,000 in 2002 to $130,000 in 2003. The average rate paid on savings accounts decreased 69 basis points from an average rate of 2.00% paid in 2002 to an average rate of 1.31% paid in 2003. The average balance in savings accounts has increased from $8.3 million in 2002 to an average balance of $9.9 million in 2003.

Interest expense on certificates of deposit decreased by $597,000, or 20.8%, from $2.9 million in the year 2002 to $2.3 million in the year 2003 almost entirely due to a decline in the average rate. The average rate paid on certificates for 2003 declined by 86 basis points from 4.04% in 2002 to 3.18% in 2003. The average balance of certificate of deposits has increased slightly from $71.1 million in 2002 to $71.5 million in 2003.

Interest expense on Federal Home Loan Bank (FHLB) advances and other debt for 2003 was $1.4 million compared to $1.2 million in 2002. The increase was due to an increase in the average balance offset by a decrease in the average rate. The average balance of borrowings for 2003 was $34.2 million compared to $26.2 million for 2002. The additional borrowings were used to fund loans and purchase investment securities.

Borrowings at the FHLB typically consist of fixed-term notes, and an open-end line of credit. At December 31, 2003, all $35.5 million in borrowings from the Federal Home Loan Bank were fixed rate, fixed term advances, but $25.5 million had convertible options. The average rate on average FHLB advances and other debt decreased from 4.53% in 2002 to 4.13% in 2003.

Average Balance Sheet

The following table presents the average balance sheet for the Company for the years ended December 31, 2003, 2002, and 2001, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The yields or costs are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown. The yields and costs include fees, which are considered adjustments to yields.

                                                             As of                          Year Ended
                                                       December 31, 2003                December 31, 2003
                                                    -----------------------    ------------------------------------
                                                     Ending       Average        Average                  Average
                                                     Balance     Yield/Rate      Balance    Interest     Yield/Rate

                                                                        (Dollars in thousands)
Interest-earning assets
    Deposits with financial institutions(1)         $   3,713       0.76%      $    5,970   $      62       1.04%
    Securities                                         93,742       4.28%          81,902       3,115       3.80%
    Loans receivable, net (2)                         106,864       7.42%         105,773       8,484       8.02%
    Federal Home Loan Bank stock                        4,006       7.00%           3,864         238       6.16%
                                                    ---------       ----       ----------   ---------       ----
      Total interest-earning assets                   208,325       5.88%         197,509      11,899       6.02%
                                                                    ----                    ---------       ----
    Non-interest-earning assets                        17,869                      19,218
                                                    ---------                  ----------
      Total assets                                  $ 226,194                  $  216,727
                                                    =========                  ==========
Interest-bearing liabilities
    Deposits:
      Demand                                        $  60,254       1.28%      $   56,370   $     804       1.43%
      Savings                                          11,542       1.10%           9,944         130       1.31%
      Certificates of deposits of $100,000 or more     19,709       3.17%          16,643         582       3.50%
      Other certificates                               56,028       2.89%          54,840       1,692       3.09%
    Borrowings                                         35,500       4.04%          34,245       1,413       4.13%
                                                    ---------       ----       ----------   ---------       ----
    Total interest-bearing liabilities                183,033       2.50%         172,042       4,621       2.69%
                                                                    ----                    ---------       ----
    Non-interest-bearing demand accounts               15,495                      14,599
    Non-interest-bearing liabilities                    1,274                       3,671
                                                    ---------                  ----------
      Total liabilities                               199,802                     190,312
    Total equity capital(3)                            26,392                      26,415
                                                    ---------                  ----------
      Total liabilities and equity capital          $ 226,194                  $  216,727
                                                    =========                  ==========
    Net average interest-earning assets             $  25,292                  $   25,467
                                                    =========                  ==========
    Net interest income; interest rate spread(4)                                            $   7,278       3.33%
                                                                                            =========       ====
    Net interest margin(5)                                                                                  3.68%
                                                                                                            ====
    Average interest-earning assets to average
      interest-bearing liabilities                                                 114.80%
                                                                                   ======

-----------------

(1) Includes interest-bearing demand deposits and other interest bearing deposits.

(2)  Includes loans held for sale and nonaccruing loans.

(3)  Includes retained earnings and accumulated other comprehensive income
     (loss).

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.

(5) Net interest margin is net interest income divided by net average interest-earning assets.

                                                                                Year ended December 31,
                                                    --------------------------------------------------------------------------
                                                                   2002                                    2001
                                                    ----------------------------------      ----------------------------------
                                                     Average                 Average         Average                 Average
                                                     Balance     Interest   Yield/Rate       Balance     Interest   Yield/Rate

                                                                              (Dollars in thousands)
INTEREST-EARNING ASSETS
    Deposits with financial institutions(1)         $   6,193    $     98      1.58%        $  10,006    $    383     3.83%
    Securities                                         72,150       3,681      5.10%           49,724       3,042     6.12%
    Loans receivable, net (2)                         105,171       9,089      8.64%          106,708      10,043     9.41%
    Federal Home Loan Bank stock                        3,067         164      5.35%            1,543         106     6.87%
                                                    ---------    --------      ----         ---------    --------     ----
      Total interest-earning assets                   186,581      13,032      6.98%          167,981      13,574     8.08%
                                                                 --------      ----                      --------     ----
    Non-interest-earning assets                        17,176                                  20,135
                                                    ---------                               ---------
      Total assets                                  $ 203,757                               $ 188,116
                                                    =========                               =========

INTEREST-BEARING LIABILITIES
    Deposits:
      Demand                                        $  56,329    $  1,299      2.31%        $  40,629    $  1,572     3.87%
      Savings                                           8,337         167      2.00%            7,010         142     2.03%
      Certificates of deposits of $100,000 or more     15,080         600      3.98%           15,606         795     5.09%
      Other certificates                               56,069       2,271      4.05%           56,843       3,157     5.55%
    Borrowings                                         26,205       1,188      4.53%           26,408       1,324     5.01%
                                                    ---------    --------      ----         ---------    --------     ----
    Total interest-bearing liabilities                162,020       5,525      3.41%          146,496       6,990     4.77%
                                                                 --------      ----                      --------     ----
    Non-interest-bearing demand accounts               12,277                                  13,125
    Non-interest-bearing liabilities                    1,919                                   4,194
                                                    ---------                               ---------
      Total liabilities                               176,216                                 163,815
    Total equity capital(3)                            27,541                                  24,301
                                                    ---------                               ---------
      Total liabilities and equity capital          $ 203,757                               $ 188,116
                                                    =========                               =========
    Net average interest-earning assets             $  24,561                               $  21,485
                                                    =========                               =========
    Net interest income; interest rate spread(4)                 $  7,507      3.57%                     $  6,584     3.31%
                                                                 ========      ====                      ========     ====
    Net interest margin(5)                                                     4.02%                                  3.92%
                                                                               ====                                   ====
    Average interest-earning assets to average
      interest-bearing liabilities                     115.16%                                 114.67%
                                                       ======                                  ======

---------------------------

(1) Includes interest-bearing demand deposits and other interest bearing deposits.

(2)  Includes loans held for sale and nonaccruing loans.

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

                                                  Year Ended 12/31/2003                    Year Ended 12/31/2002
                                                        Compared to                              Compared to
                                                  Year Ended 12/31/2002                    Year Ended 12/31/2001
                                             --------------------------------        --------------------------------
                                              Increase (Decrease)                     Increase (Decrease)
                                                    Due to                                  Due to
                                             --------------------                    -------------------
                                              Volume        Rate        Net           Volume       Rate         Net
                                             -------      -------      ------        -------      ------      -------
                                                                        (in thousands)
Interest-earning assets:
  Interest-bearing demand deposits           ($    3)     ($   33)    ($   36)      ($   112)    ($  173)     ($  285)
  Securities                                     454       (1,020)       (566)         1,207        (575)         632
  Loans receivable, net                           52         (657)       (605)          (143)       (811)        (954)
  Federal Home Loan Bank stock                    47           27          74             84         (18)          66
                                              ------       ------      ------        -------      ------       ------
   Total interest-earning assets                 550       (1,683)     (1,133)         1,036      (1,577)        (541)

Interest-bearing liabilities:
  Demand accounts                                  1         (496)       (495)           487        (760)        (273)
  Savings accounts                                28          (65)        (37)            27          (2)          25
  Certificates of deposit                         10         (607)       (597)           (26)       (169)        (195)
  Borrowings                                     339         (114)        225            (52)       (970)      (1,022)
                                              ------       ------      ------        -------      ------       ------
    Total interest-bearing
      liabilities                                378       (1,282)       (904)           436      (1,901)      (1,465)
                                              ------       ------      ------        -------      ------       ------
    Net change in net interest
      income                                  $  172      ($  401)    ($  229)       $   600      $  324       $  924
                                              ======       ======      ======        =======      ======       ======

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2003 was $728,000 compared to $718,000 for the year ended December 31, 2002, an increase of $10,000 or 1.39%. The provision for both periods reflects management's analysis of the Company's loan portfolio based on the information which was available to it at such time. In particular, management meets on a quarterly basis to review the adequacy of the allowance for loan losses by classifying loans in compliance with regulatory classifications. Classified loans are individually reviewed to arrive at specific reserve levels for those loans. Once the specific portion for each loan is calculated, management calculates a historical portion for each category based on a combination of loss history adjusted for current national and local economic conditions, trends in delinquencies and charge-offs, trends in volume and term of loans, changes in underwriting standards, and industry conditions. Chargeoffs for 2003 were $659,000 compared to $526,000 for the year 2002, which were partially offset by recoveries of $93,000 in 2003 compared to recoveries of $114,000 in 2002. Chargeoffs in 2003 included $234,000 relating to a single credit on an agricultural production finance loan. Chargeoffs on vehicle loans increased from $211,000 in 2002 to $222,000 in 2003, while chargeoffs on one-to-four family real estate loans increased from $31,000 in 2002 to $118,000 in 2003. While Company management believes that the allowance for loan losses is sufficient based on information currently available, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additional chargeoffs which may adversely affect net income.

Noninterest Income

Noninterest income totaled $3.8 million in 2003, compared to $3.5 million in 2002, an increase of 326,000 or 9.3 %, primarily due to increases in customer service fees, net gains on loan sales, loan servicing fees, and abstract and title fees, partially offset by decreases in brokerage fees.

Customer service fees increased by $222,000 or 40.9% from $544,000 for the year ended December 31, 2002 to $766,000 for the year ended December 31, 2003. The $222,000 increase was primarily a result of increases in non-sufficient funds and overdraft fees generated from "Safety-Net Checking" accounts. The "Safety-Net Checking" product provides overdraft protection in the form of a pre-approved amount of overdrafts, up to $500. At December 31, 2003 there were 1,189 "Safety-Net Checking" accounts compared to 935 at December 31, 2002.

Net gains on loan sales increased $149,000 from $586,000 for the year ended December 31, 2002 to $735,000 for the year ended December 31, 2003. Net gains on loan sales are comprised of actual cash gains at the time of sale, and the gain recognized from the capitalization of the related loan servicing assets. When a loan is sold into the secondary market and the servicing rights to that loan are retained, an asset is created representing the future payment stream of the servicing which is recognized as income from the loan sale. Cash gains on the sales of loans increased by $133,000 from $155,000 for the year ended December 31, 2002 to $288,000 for the year ended December 31, 2003. The gain recognized from the capitalization of servicing assets increased by $15,000 from $432,000 during 2002 to $447,000 for 2003. Loans sold into the secondary market during 2002 were $41.2 million, compared to $45.6 million in loans sold into the secondary market during 2003. The Company sells both one-to-four family residential loans and agricultural loans in the secondary market.

Loan servicing fees for the year ended December 31, 2003 were $526,000 compared to $498,000 for the year ended December 31, 2002, an increase of $28,000 or 5.7% due to an increase in loans sold to others. Loans serviced for others totaled $89.9 million at December 31, 2003, compared to $80.8 million at December 31, 2002.

Brokerage fees decreased by $114,000 from $177,000 in 2002 to $63,000 in 2003 due to the mid-year resignation of a brokerage service representative for First Charter Service Corporation, one of the Company's wholly-owned subsidiaries. In September, 2003 a new alliance was formed with First Advisor Financial Group to provide brokerage and investment services, insurance products, and asset management to the Bank's customer base.

Abstract and title fees increased by $33,000 or 8.2% from $406,000 for the year ended December 31, 2002 to $439,000 for the year ended December 31, 2003. The $33,000 increase was a result of an increased volume of business due to the increase of loan originations by lenders.

Noninterest Expense

Total noninterest expense decreased from $8.4 million in 2002 to $7.5 million in 2003, a decrease of $867,000 or 10.4% due primarily to the recovery of a previously identified impairment on loan servicing assets, and decreases in data processing fees, professional fees, net foreclosed assets expense, and amortization of loan servicing rights, partially offset by an increases in salaries and benefits expense, net occupancy expense, marketing expense, and other expenses.

In 2002, when existing loan servicing assets were valued with estimated shorter lives due to the lower interest rate environment and accelerated prepayment speeds, the calculated value was substantially less than the book value of the servicing assets, identifying an impairment. The impairment of $683,000 was charged against earnings in 2002, and a valuation allowance was established for this amount. During subsequent valuations in 2003, the Company recognized a $416,000 recovery of the previously identified impairment.

Data processing fees decreased $38,000 from $475,000 for the year ended December 31, 2002 to $437,000 for the year ended December 31, 2003, due to renegotiation of the data processing contract. Professional fees totaled $282,000 for the year ended December 31, 2003 compared to $314,000 for the year ended December 31, 2002. The decrease of $32,000 was from a reduction in legal expense and consulting fees in 2003.

Foreclosed assets expense, net, decreased by $97,000 from $214,000 for the year ended December 31, 2002, to $118,000 for the year ended December 31, 2003, a 45.1% decrease. The decease was due to a decrease in expenses associated with holding and disposing of real estate properties acquired through foreclosure. In 2003, foreclosed assets were primarily associated with one-to-four family residential properties, while foreclosed assets acquired and disposed of in 2002 included commercial and multi-family residential properties as well as one-to-four family properties.

Amortization of loan servicing rights was $895,000 for the year ended December 31, 2002 compared to $849,000 for the year ended December 31, 2003, a decrease of

$46,000. The amortization reported in 2002 related to loan servicing rights with higher values from prior years.

Salaries and employee benefits totaled $3.9 million in 2002 and $4.1 million in 2003, an increase of $174,000. The increase in salaries and employee benefits was primarily due to increases in salaries, Employee Stock Ownership Plan ("ESOP") expense, and recognition and retention plan expense. Salaries and wages increased by $23,000 due to normal pay increases and increased commissions paid on a higher volume of loan originations. ESOP expense increased by $75,000 from $240,000 for the year ended December 31, 2002 to $315,000 for the year ended December 31, 2003 due to a higher average share price. The ESOP expense each month is calculated on a fixed number of shares at the average share price for the month, and as the monthly average share price increases, the ESOP expense increases accordingly. In April, 2002 at the annual stockholders' meeting, the stockholders approved the adoption of the 2002 Recognition and Retention Plan and Trust Agreement (the "RRP"). In February, 2002 the Committee of the Board of Directors which administers the plan approved the grant of 34,246 shares of restricted stock that will vest over a five-year period. The associated expense for RRP increased $37,000 from $73,000 in 2002 to $110,000 in 2003, due to a full year of expense in 2003 compared to eight months expense in 2002. Health insurance expense increased by $19,000 due to premium increases in major medical insurance.

Net occupancy expenses increased by $43,000 from $192,000 for the year ended December 31, 2002 to $235,000 for the year ended December 31, 2003 primarily as a result from the expansion to the Bank's branch in Marshall, Illinois. In 2002, an additional 2000 square feet was added to the facility in a main floor addition with a finished basement. In late September, 2003, banking operations commenced in a temporary facility in Savoy, Illinois, in Champaign County. Future plans include the building of a full-service permanent facility in a retail area in Savoy in 2004.

Marketing expense increased by $72,000, from $206,000 for the year ended December 31, 2002, to $278,000 for the year ended December 31, 2003, a 34.8% increase. The increase was primarily a result of periodic promotions targeting specific bank products, the implementation of a bank-wide training program on sales and customer service, and entering the new market area in the Savoy, Illinois area.

Other expenses increased $147,000 from $792,000 in 2002 to $939,000 in 2003, an increase of 18.5%. The increase was due primarily to increases in loan related expenses, expenses relating to insurance on vehicle loan collateral, corporate filing fees, and charitable contributions. Loan related expenses for loans sold into the secondary market increased by $58,000 due to additional underwriting and delivery fees imposed by Federal Home Loan Mortgage Corporation in 2003. In 2003, the Company incurred $26,000 in expense to purchase insurance coverage for loss protection to collateral securing the vehicle loan portfolio. Corporate filing fees for the Company increased by $24,000 due to increased corporate franchise tax and fees associated with filing regulatory reports with the Securities and Exchange Commission. Charitable contributions increased by $9,000 primarily due to contributions to a foundation to fund additional scholarships to area college students.

Income Tax Expense

Total income tax expense was $932,000 in 2003, compared to $613,000 in 2002, an increase of $319,000 or 52.0%. The increase of $319,000 is attributable to higher taxable income in 2003 of $2.9 million compared to $1.9 million in 2002. The effective tax rates for the years ended December 31, 2003 and December 31, 2002 were 32.3% and 31.8%, respectively.

FINANCIAL CONDITION

Total assets of the Company increased by $23.5 million or 11.6% to $226.2 million at December 31, 2003 from $202.7 million at December 31, 2002. The growth in total assets was due primarily to a $21.0 million increase in investment securities available for sale, a $1.2 million increase in loans, net of allowance for loan losses, a $679,000 increase in cash surrender value of life insurance, a $295,000 increase in Federal Home Loan Bank stock, and a $722,000 increase in other assets, partially offset by an $159,000 decrease in cash and cash equivalents, a $143,000 decrease in loans held for sale, and a $119,000 decrease in interest receivable. The overall increase in total assets was funded primarily by increases in deposits and Federal Home Loan Bank advances.

The Company's cash and cash equivalents decreased by $159,000, from $10.5 million at December 31, 2002 to $10.3 million at December 31, 2003. Interest-bearing demand deposits with banks increased by $255,000 from $3.5 million at December 31, 2002 to $3.7 million at December 31, 2003. Cash and due from banks decreased by $415,000 from $7.0 million at December 31, 2002 to $6.6 million at December 31, 2003.

Investment securities available for sale totaled $93.7 million at December 31, 2003 compared to $72.7 million at December 31, 2002, an increase of $21.0 million. The increase resulted from $91.7 million in investment purchases, primarily in mortgage-backed securities, U.S. Treasury bonds, and Federal Home Loan Bank ("FHLB") bonds, offset by calls, maturities, and pre-payments of $68.5 million, and amortization of premiums of $887,000. The increase in securities available for sale was funded by deposit growth and additional Federal Home Loan Bank advances.

Loans held for sale decreased by $143,000 from $597,000 at December 31, 2002 to $453,000 at December 31, 2003. Loans for sale at December 31, 2003 consisted entirely of one-to-four family residential loans, which were in the process of being sold into the secondary market to the Federal Home Loan Mortgage Corporation and Illinois Housing Development Authority.

The Company's net loan portfolio increased by $1.2 million or 1.17%, from $105.2 million at December 31, 2002 to $106.4 million at December 31, 2003. Gross loans increased by $1.4 million, offset by an increase in the allowance for loan loss of $162,000. Loans secured by 1-4 family residences decreased by $3.1 million from December 31, 2002 to December 31, 2003. Low fixed mortgage rates have resulted in higher loan volume with many borrowers refinancing adjustable rate loans to fixed rate to take advantage of the lower rates. These fixed rate residential loans are sold into the secondary market. Real estate construction loans have increased by $1.6 million from December 31, 2002 to December 31, 2003 due to increased originations. Commercial and agricultural real estate loans have increased by $1.7 million, due to a higher average balance per loan, and agricultural production loans have increased by $786,000 due to a higher volume of loans. Other loans have increased by $1.1 million primarily due to the investment in a new origination of industrial revenue bonds issued to fund an expansion project at the local hospital. Commercial and industrial loans have increased by $372,000 due to a higher average balance per loans. Consumer loans decreased by $1.0 million due to a decrease in vehicle loans.

At December 31, 2003, the allowance for loan losses was $2.1 million or 1.96% of the total loan portfolio compared to $2.0 million or 1.83% at December 31, 2002. The Company's net chargeoffs were $566,000 for 2003 compared to $412,000 for 2002. The Company's non-performing loans, which are loans delinquent 90 days or more, were $1.1 million or 1.05% of total loans at December 31, 2003, compared to $1.5 million or 1.42% of total loans at December 31, 2002. Non-performing assets, which include non-performing loans and foreclosed assets totaled $1.2 million at December 31, 2003 compared to $1.7 million at December 31, 2002. Troubled debt restructurings are loans which are modified due to the borrower's financial difficulties, to terms which the bank might not have otherwise considered. Once these loans are restructured, they continue to be monitored for the remaining life of the loan, even though they are performing in accordance with the new terms. At December 31, 2003 troubled debt restructurings totaled $1.4 million, compared to $888,000 at December 31, 2002. Nonperforming assets and troubled debt restructurings as of percentage of total loans increased slightly from 2.25% at December 31, 2002 to 2.35% at December 31, 2003. The Company's nonperforming assets and troubled debt restructurings at December 31, 2003 consist primarily of restructured commercial and agricultural loans and nonperforming loans primarily secured by residences and farming assets. Included in the $2.6 million of nonperforming loans and troubled debt restructurings are restructured agricultural loans of $1.1 million which are 90% guaranteed for $983,000 by the Farmers Home Administration, thereby limiting the Company's exposure on those loans. Management reviews the adequacy of the allowance for loan losses quarterly, and believes that its allowance is adequate; however, the Company cannot assure that future chargeoffs and/or provisions will not be necessary.

Federal Home Loan Bank stock increased $295,000 from $3.7 million at December 31, 2002 to $4.0 million at December 31, 2003. The 7.9% increase is the result of dividends received in the form of additional stock.

Foreclosed assets have decreased by $89,000 from $185,000 at December 31, 2002 to $96,000 at December 31, 2003. As of December 31, 2003, the Company had two foreclosed real estate properties totaling $57,000 which consisted of single family dwellings. Other repossessed assets consisted of $39,000, primarily repossessed vehicles. Foreclosed assets are carried at lower or cost or net realizable value. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Interest receivable decreased by $119,000 from $2.3 million as of December 31, 2002 to $2.2 million as of December 31, 2003. The $119,000 decrease was attributable to lower interest rates in 2003.

Loan servicing rights increased $14,000 from $950,000 at December 31, 2002 to $964,000 at December 31, 2003. The slight increase was due to newly capitalized assets and a recovery of a previously identified impairment, offset by amortization of loan servicing rights. Capitalized servicing assets for 2003 were $447,000 compared to $433,000 for 2002 while total loans sold in the secondary market in 2003 were $45.6 million compared to $41.2 million during 2002. An independent valuation of servicing assets is obtained quarterly, to establish the market value of the assets using current prepayment assumptions. In 2002, the independent valuation of the servicing assets was substantially less than the recorded book value of the servicing assets, identifying an impairment. As a result, a provision for the valuation allowance of $683,000 was recorded and charged against earnings. In 2003, subsequent valuations of the servicing assets indicated a partial recovery of the impairment of $416,000. Amortization of servicing rights amounted to $849,000 in 2003 compared to $895,000 in 2002. The original amount capitalized is recognized as a gain and is included as gain on sale of loans in the income statement. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

Cash surrender value of life insurance increased from $3.7 million at December 31, 2002 to $4.3 million at December 31, 2003. The increase of $679,000 was due to the purchase of $512,000 of bank owned life insurance on directors and an increase in the cash surrender value of $167,000.

Other assets increased from $105,000 at December 31, 2002 to $827,000 at December 31, 2003, an increase of $722,000. The increase was partially due to an increase of $333,000 in prepaid income taxes and a $116,000 core deposit intangible associated with the purchase of deposits and the development of the Savoy branch in 2003, and prepaid expenses relating to the construction of a new facility in Savoy. In late September, 2003, operations commenced in a temporary facility in Savoy, Illinois with the purchase of $3.2 million in deposits from another financial institution. Construction is scheduled to begin on a permanent facility in early 2004. Other assets also increased $99,000 due to partial payments for imaging equipment for a conversion scheduled for mid-2004, and by $48,000 for partial payments on equipment and fixtures for the new Savoy branch.

The Company's total deposits increased from $147.3 million at December 31, 2002 to $163.0 million at December 31, 2003, an increase of $15.7 million or 10.7%. The increase in total deposits was due to a $12.3 million increase in savings, NOW and money market accounts and a $5.2 million increase in time deposits, offset by a decrease of $1.8 million in non-interest bearing demand deposits.

Investor Checking, the largest component of NOW account deposits was $40.7 million at December 31, 2003 compared to $41.0 million at December 31, 2002. Investor Checking has comparable rates to money market accounts, without withdrawal restrictions. Other NOW accounts increased by $5.0 million, of which $4.4 million was from public entity accounts.

Money market accounts have grown $4.6 million in 2003, with most of the growth occurring in the business money market account. At December 31, 2002 business money market accounts totaled $4.0 million compared to $8.5 million at December 31, 2003, an increase of $4.5 million. The growth was primarily from proceeds from a bond issue by a public entity and pension funds administered by the Trust Department.

Savings accounts have grown from $8.7 million at December 31, 2002 to $11.6 million at December 31, 2003, an increase of $2.9 million. Signature savings accounts, a traditional savings product, increased by $2.7 million from $6.9 million at December 31, 2002 to $9.6 million at December 31, 2003. While the account volume has decreased from 3,968 at December 31, 2002 to 3,815 at December 31, 2003, the average balance per account has increased. "Pay Yourself First" savings accounts are structured so interest is paid on a tiered basis, with the requirement of an automatic transfer from a bank checking account at least monthly. At December 31, 2003, "Pay Yourself First" savings accounts increased slightly to $1.5 million compared to $1.4 million at December 31, 2002, an increase of $104,000. Although the dollar growth was minimal, the number of accounts has increased from 462 at December 31, 2002 to 558 at December 31, 2003.

Certificates of deposit have increased by $5.2 million from $70.5 million at December 31, 2002 to $75.7 million at December 31, 2003. At December 31, 2003, the special certificate of deposit offered was a 2.00% certificate of deposit for an eleven-month term or a 2.45% certificate of deposit for a twenty-one month term. At December 31, 2003 the weighted average rate on certificates of deposits was 2.95% compared to 3.57% at December 31, 2002. At December 31, 2003, time deposits $100,000 or more totaled $19.7 million compared to $15.0 million at December 31, 2002.

Federal Home Loan Bank advances and other debt at December 31, 2003 was $35.5 million, an increase of $9.0 million over the December 31, 2002 balance of $26.5 million. The $9.0 million net increase was a result of proceeds from two fixed rate Federal Home Loan Bank advances totaling $10.0 million with an average rate of 2.77%, offset by the repayment of the open-end line of credit with the Federal Home Loan Bank of $1.0 million. At December 31, 2003, borrowings consisted of $35.5 million in long-term fixed rate advances, of which $25.5 million are fixed-rate convertible advances. Convertible advances have specific lock-out periods, usually two to three years, after which the Federal Home Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment. At December 31, 2003 the average rate on Federal Home Loan Bank advances was 4.04% compared to 4.43% at December 31, 2002.

Stockholders' equity at December 31, 2003 was $26.4 million compared to $27.3 million at December 31, 2002, a decrease of 914,000. The decrease was a result of purchase of treasury stock and a decrease in accumulated other comprehensive income, primarily offset by an increase in retained earnings. Retained earnings increased by $1.5 million primarily due to net income of $1.9 million offset by dividends declared and paid of $449,000. The decrease in accumulated other comprehensive income of $638,000 was due to a decrease in unrealized appreciation on available-for-sale securities from December 31, 2002 to December 31, 2003, net of income tax expense. The change of $176,000 in unallocated employee stock ownership plan shares was due to the allocation of 15,204 shares to plan participants. The change of $113,000 in unearned incentive plan shares was due the allocation of 6,852 shares to recipients. Treasury stock increased by $2.2 million from $2.4 million at December 31, 2002 to $4.6 million at December 31, 2003. The Company purchased 115,485 shares for a cost of $2.2 million. All repurchased shares will be held as treasury shares to be used for general corporate purposes.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2003. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

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

Mortgage Servicing Rights - Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and a corresponding charge to in the income statement.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, the total amount of certificates scheduled to mature in the following 12 months was $45.9 million.

The following table presents additional information about our contractual obligations as of December 31, 2003, which by their terms have contractual maturity and termination dates subsequent to December 31, 2003 (dollars in thousands):

                                                Next 12         13-36         37-60        More than
                                                 Months         Months        Months        60 Months         Totals
                                                -------        -------       -------        ---------        --------
CONTRACTUAL OBLIGATIONS:
  Certificates of deposit                       $45,941        $15,265       $ 8,778        $   5,753        $ 75,737
  Federal Home Loan Bank advances                    --          8,000         5,000           22,500          35,500
  Minimum operating lease commitments               320            588           399              583           1,890
                                                -------        -------       -------        ---------        --------

    Totals                                      $46,261        $23,853       $14,177        $  28,836        $113,127
                                                =======        =======       =======        =========        ========

The Company's purchase obligations have no material impact on its cash flow or liquidity, and accordingly, have not been included in the above table.

At December 31, 2003, the Company had outstanding commitments to originate loans of $2.7 million. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $591,000, with the remainder at floating market rates. In addition, the Company had outstanding unused lines of credit to borrowers aggregating $5.4 million for commercial lines, and $1.7 million for consumer lines of credit. Outstanding commitments for letters of credit at December 31, 2003 totaled $29,000.

The following table presents additional information about our unfunded commitments as of December 31, 2003, which by their terms have contractual maturity dates subsequent to December 31, 2003 (dollars in thousands):

                                                Next 12         13-36         37-60         More than
                                                Months          Months        Months        60 Months         Totals
                                                -------        -------       -------        ---------        --------
UNFUNDED COMMITMENTS:
  Letters of credit                             $    29        $    --       $    --        $      --        $     29
  Lines of credit                                 6,067            262           107              691           7,127
                                                -------        -------       -------        ---------        --------

    Totals                                      $ 6,096        $   262       $   107        $     691        $  7,156
                                                =======        =======       =======        =========        ========

The Company believes that it has adequate resources to fund all of its commitments. The Company's most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Company's operating, financing, lending and investing activities during any given period. The level of cash and cash equivalents at December 31, 2003 was $10.3 million. The Company's future short-term requirements for cash are not expected to significantly change. However, in the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available, such as Federal Home Loan Bank advances. With no parent company debt and sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company's cash and cash equivalents ("cash") decreased by $159,000 in 2003 and $6.3 million in the year ended December 31, 2002. Cash decreased in 2003 due to net cash used by investing activities of $25.5 million, partially offset by net cash provided by operating activities of $3.3 million and net cash provided by financing activities of $22.0 million. Cash provided by operating activities included net income of $1.9 million, plus non cash adjustments to net income including the proceeds from sales of loans originated for sale of $45.6 million, offset by $45.2 million of loans originated for sale and net gain on loan sales of $735,000, the provision for loan losses of $728,000, net amortization of premiums and discounts on securities of $887,000, depreciation and amortization of $218,000, compensation related to employee stock ownership and incentive plans of $424,000, and amortization of loan servicing rights of $849,000, partially offset by the recovery of $416,000 of a previously identified impairment of loan servicing rights.

Net cash used by investing activities included $91.7 million in purchases of available-for-sale securities, net originations of loans of $2.4 million, the purchase of director life insurance of $512,000, and the purchase of premised and equipment of $227,000, offset by proceeds from maturities of available-for-sale securities of $68.5 million, proceeds from sales of foreclosed assets of $442,000, and proceeds from sales of available-for-sale securities of $417,000. Cash provided by financing activities included a net increase in demand deposits, money market, NOW and savings accounts of $10.5 million, $10.0 million in proceeds for the issuance of Federal Home Loan Bank advances, and an increase in certificates of deposits of $5.2 million, offset by the repayment of $1.0 million of Federal Home Loan Bank advances, the purchase of treasury stock of $2.2 million, and dividends paid of $449,000.

Cash decreased in 2002 due to net cash provided by operating activities of $3.2 million and net cash provided by financing activities of $4.2 million, offset by net cash used by investing activities of $13.7 million. Cash provided by operating activities included net income of $1.3 million, plus non cash adjustments to net income including the proceeds from sales of loans originated for sale of $41.2 million offset by $41.0 million of loans originated for sale and net gain on loan sales of $586,000, the provision for loan losses of $718,000, depreciation and amortization of $268,000, amortization of loan servicing rights of $895,000, the provision for valuation allowance for loan servicing rights of $683,000, and compensation related to employee stock ownership and incentive plans of $313,000. Net cash used by investing activities included $41.0 million in purchases of available-for-sale securities, the purchase of Federal Home Loan Bank stock of $2.0 million, net originations of loans of $5.7 million, and the purchase of premises and equipment of $604,000, offset by proceeds from maturities of available-for-sale securities of $34.2 million, proceeds from sales of foreclosed assets of $986,000, and proceeds from sales of available-for-sale securities of $378,000. Cash provided by financing activities included net increase in demand deposits, money market, NOW and savings accounts of $8.4 million and $1.0 million proceeds for the issuance of Federal Home

Loan Bank advances offset by a decrease in certificates of deposit of $2.1 million, the purchase of incentive plan shares of $1.0 million, and the purchase of treasury stock of $1.5 million.

The Bank is required to maintain regulatory capital sufficient to meet tier I leverage, tier I risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At December 31, 2003, the Bank exceeded each of its capital requirements with ratios of 11.0%, 20.4% and 21.7%, respectively.

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

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003, which mature or re-price in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to repricing or contractual maturity. Cumulatively, as of December 31, 2003, the amount of the Company's interest-bearing liabilities estimated to mature or re-price within one year exceeded the Company's earning assets with the same time characteristics by $27.4 million or 12.12% of the Company's total book assets.

                                      Daily       1 to 3     3 to 12     1 to 3      3 to 5      Over 5
                                     Reprice      Months      Months      Years      Years        Years     Total
                                     -------     --------    --------   --------    --------     -------   --------
                                                                     (in thousands)
Interest-earning Assets:
 Loans receivable, net (1,5,6)       $     0     $ 18,310    $ 26,778   $ 37,068    $ 21,665     $ 5,168   $108,989
 Investment Securities (2,3,5,6)           0       16,225      24,101     25,522      15,011      12,883     93,742
 Interest-bearing Due From             3,713            0           0          0           0           0      3,713
                                     -------     --------    --------   --------    --------     -------   --------
   TOTAL                               3,713       34,535      50,879     62,590      36,676      18,051    206,444
                                     -------     --------    --------   --------    --------     -------   --------

Interest-bearing Liabilities
 Deposits (4)                              0       88,199      28,946     15,604      14,784           0    147,533
 Borrowings                                0            0           0      8,000       5,000      22,500     35,500
                                     -------     --------    --------   --------    --------     -------   --------
   TOTAL                                   0       88,199      28,946     23,604      19,784      22,500    183,033
                                     -------     --------    --------   --------    --------     -------   --------

Gap                                    3,713      (53,664)     21,933     38,986      16,892      (4,449)    23,411
                                     -------     --------    --------   --------    --------     -------   --------

                                     -------     --------    --------   --------    --------     -------   --------
Cumulative Gap                       $ 3,713    ($ 49,951)  ($ 28,018)  $ 10,968    $ 27,860     $23,411   $ 27,406
                                     =======     ========    ========   ========    ========     =======   ========
Cumulative Gap as a %
of Total Assets                         1.64%      -22.08%     -12.39%      4.85%      12.32%      10.35%     12.12%
                                     -------     --------    --------   --------    --------     -------   --------

(1) Fixed rate loans are slotted according to their final maturity date. Adjustable rate loans are slotted according to their next reprice date. The cash flows Resdiential R/E, Commercial R/E and Consumer Installment Loans al receive an amortizing treatment. The cash flows for Residential R/E are accelerated to reflect assumptions for prepayments.

(2)  Reflects re-pricing, contractual maturity, or anticipated call date.

(3)  All securities are classified as available for sale.

(4)  Adjusted to reflect next likely reset period.

(5)  The cash flows for MBS receive an amortizing treatment.

(6) The cash flows for MBS are accelerated to reflect assumptions for prepayments.

The Company tends to be liability sensitive due to the levels of non-maturity deposits (Now, Savings, and MMDA), the offering rates of which are available to be reset at least monthly, and certificates of deposit that will mature within twelve months. Based on information provided in the table, assuming no significant impact from competitive pressure and no major restructuring of the balance sheet, it is estimated that the effect of a 100 basis point rate increase would cause a decline in the Bank's future 12-month year-to-date net interest income of approximately $56,000.

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

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Bank's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

IMPACT OF ACCOUNTING CHANGES

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The FASB's Staff Position 150-3 deferred indefinitely the guidance in SFAS No. 150 on certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 will have no impact on the Company's financial position or results of operation.

In January of 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No 51, and in December 2003, the FASB deferred certain effective dates of Interpretation No. 46. For all variable interest entities other than special purpose entities, the revised Interpretation is effective for periods ended after March 15, 2004. For variable interest entities meeting the definition of special purpose entities under earlier accounting rules, the Interpretation remains effective for periods ending after December 31, 2003. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling interest through ownership of a majority voting interest in the entity. The Company has determined that is has no such interests.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, which provides guidance for transition from the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation costs have been recognized, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant. Had compensation cost for the Company's stock option plan been recorded based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, net income and net income per share would have been adjusted to the proforma amounts indicated in Note 1.

In November, 2002, FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued. FIN 45 requires the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant FIN 45 instruments of the Company are standby letters of credit. The required FIN 45 disclosure has been incorporated into Note 20.

In 2003, the Securities and Exchange Commission (the "SEC") indicated they will provide guidance on the accounting for loan commitments that relate to the origination of mortgage loans that will be held for resale pursuant to FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was released in 1998 and FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which was issued in 2003. The SEC staff have expressed their view that loan commitments that relate to the origination of mortgage loans that will be held for resale are written options from the perspective of the prospective lender. Thus, upon the origination of a loan commitment, the SEC staff believes that the fair value of the loan commitment should be recorded as a liability with the offset to expense to the extent consideration has not been received. The written option would remain a liability until the expiration or culmination of the contract. This accounting treatment should be applied to all loan commitments originated in the first reporting period beginning after March 15, 2004. The Company does not expect the adoption of this SEC recommendation to materially impact the Company's financial statements or results of operations.

[LOGO BKD LLP]                                 225 North Water Street, Suite 400
                                               P.O. Box 1580
                                               Decatur, IL 62525-1580
                                               217 429-2411 Fax 217 429-6109

                                               bkd.com

                         INDEPENDENT ACCOUNTANTS' REPORT

                   To the Stockholders
                    and Board of Directors
                   First BancTrust Corporation
                   Paris, Illinois

                   We have audited the accompanying consolidated balance sheets of First BancTrust Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                   In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of First BancTrust Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                   /s/ BKD, LLP

                   Decatur, Illinois
SOLUTIONS          January 23, 2004
FOR
SUCCESS
                                                       A member of    [MRI LOGO]
                                                       Moores Rowland
                                                       International

                           FIRST BANCTRUST CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

ASSETS

                                                                          2003            2002
                                                                      ------------   ------------
Cash and due from banks                                               $  6,581,064   $  6,995,804
Interest-bearing demand deposits                                         3,713,041      3,457,568
                                                                      ------------   ------------

       Cash and cash equivalents                                        10,294,105     10,453,372
                                                                      ------------   ------------

Available-for-sale securities                                           93,741,777     72,747,550

Loans held for sale                                                        453,342        596,565

Loans, net of allowance for loan losses of $2,124,297 and
  $1,962,551 at December 31, 2003 and 2002                             106,411,086    105,181,804

Premises and equipment                                                   2,780,691      2,771,616

Federal Home Loan Bank stock                                             4,006,300      3,711,600

Foreclosed assets held for sale, net                                        95,561        185,083

Interest receivable                                                      2,237,594      2,356,771

Deferred income taxes                                                       37,137             --

Loan servicing rights, net of valuation allowance of $266,639
  and $683,087 at December 31, 2003 and 2002                               964,024        949,580

Cash surrender value of life insurance                                   4,345,976      3,666,926

Other                                                                      826,775        104,543
                                                                      ------------   ------------

       Total assets                                                   $226,194,368   $202,725,410
                                                                      ============   ============

See Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           2003            2002
                                                                      -------------    -------------
LIABILITIES
    Deposits
       Demand                                                         $  15,494,812    $  17,295,781
       Savings, NOW, and money market                                    71,796,378       59,523,897
       Time                                                              75,736,700       70,515,703
                                                                      -------------    -------------

           Total deposits                                               163,027,890      147,335,381
                                                                      -------------    -------------

    Federal Home Loan Bank advances and other debt                       35,500,000       26,501,230
    Pass through payments received on loans sold                            261,701          260,753
    Advances from borrowers for taxes and insurance                         109,285          132,885
    Deferred income taxes                                                        --          267,765
    Interest payable                                                        126,958          105,651
    Other                                                                   776,926          816,021
                                                                      -------------    -------------

           Total liabilities                                            199,802,760      175,419,686
                                                                      -------------    -------------
COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY
    Preferred stock, $.01 par value; authorized and unissued -
      1,000,000 shares
    Common stock, $.01 par value; authorized 5,000,000 shares;
      Issued 1,520,875 shares
      Outstanding - 2003 - 1,250,225 shares, 2002 - 1,365,710
      shares                                                                 15,209           15,209
    Additional paid-in capital                                           14,579,685       14,444,010
    Retained earnings                                                    17,743,300       16,243,149
    Unearned ESOP compensation; 2003 - 79,859 shares, 2002 - 95,063
      shares                                                               (923,034)      (1,098,766)
    Unearned incentive plan shares; 2003 - 49,415 shares, 2002 -
      56,267 shares                                                        (815,480)        (928,538)
    Accumulated other comprehensive income                                  355,593          993,257
    Treasury stock, at cost
       Common; 2003 - 270,650 shares, 2002 - 155,165 shares              (4,563,665)      (2,362,597)
                                                                      -------------    -------------

           Total stockholders' equity                                    26,391,608       27,305,724
                                                                      -------------    -------------

           Total liabilities and stockholders' equity                 $ 226,194,368    $ 202,725,410
                                                                      =============    =============

                           FIRST BANCTRUST CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                      2003          2002
                                                                   -----------   -----------
INTEREST AND DIVIDEND INCOME
    Loans
       Taxable                                                     $ 8,445,980   $ 9,044,909
       Tax-exempt                                                       38,003        43,952
    Securities
       Taxable                                                       2,771,604     3,387,666
       Tax-exempt                                                      343,367       293,145
    Dividends on Federal Home Loan Bank stock                          237,954       163,752
    Deposits with financial institutions and other                      62,066        98,337
                                                                   -----------   -----------

           Total interest and dividend income                       11,898,974    13,031,761
                                                                   -----------   -----------

INTEREST EXPENSE
    Deposits                                                         3,207,433     4,337,536
    Federal Home Loan Bank advances and other debt                   1,413,147     1,188,340
                                                                   -----------   -----------

           Total interest expense                                    4,620,580     5,525,876
                                                                   -----------   -----------

NET INTEREST INCOME                                                  7,278,394     7,505,885

PROVISION FOR LOAN LOSSES                                              728,000       718,000
                                                                   -----------   -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                  6,550,394     6,787,885
                                                                   -----------   -----------

NONINTEREST INCOME
    Customer service fees                                              766,457       544,041
    Other service charges and fees                                     885,260       877,746
    Net gains on loan sales                                            735,309       585,934
    Net realized gains on sales of available-for-sale securities       133,965       119,654
    Loan servicing fees                                                526,237       497,884
    Brokerage fees                                                      62,704       176,739
    Abstract and title fees                                            439,491       406,247
    Other                                                              269,106       284,059
                                                                   -----------   -----------

           Total noninterest income                                  3,818,529     3,492,304
                                                                   -----------   -----------

See Notes to Consolidated Financial Statements

                                                                       2003           2002
                                                                   -----------    -----------
NONINTEREST EXPENSE
    Salaries and employee benefits                                 $ 4,113,413    $ 3,939,395
    Net occupancy expense                                              234,991        191,794
    Equipment expense                                                  653,779        644,102
    Data processing fees                                               437,429        475,410
    Professional fees                                                  281,772        313,937
    Foreclosed assets expense, net                                     117,685        214,268
    Marketing expense                                                  278,086        206,239
    Amortization of loan servicing rights                              848,746        894,553
    Provision (recovery) for impairment of loan servicing rights      (416,448)       683,087
    Other                                                              938,570        791,909
                                                                   -----------    -----------

           Total noninterest expense                                 7,488,023      8,354,694
                                                                   -----------    -----------

INCOME BEFORE INCOME TAXES                                           2,880,900      1,925,495

PROVISION FOR INCOME TAXES                                             931,501        612,788
                                                                   -----------    -----------

NET INCOME                                                         $ 1,949,399    $ 1,312,707
                                                                   ===========    ===========

BASIC EARNINGS PER SHARE                                           $      1.70    $      1.02
                                                                   ===========    ===========

DILUTED EARNINGS PER SHARE                                         $      1.62    $      1.00
                                                                   ===========    ===========

                           FIRST BANCTRUST CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                             COMMON STOCK
                                                     ----------------------------   ADDITIONAL PAID
                                                        SHARES          AMOUNT        -IN CAPITAL
                                                     ------------    ------------   ---------------
BALANCE, JANUARY 1, 2002                                1,458,275    $     15,209   $ 14,381,726

    Comprehensive income
       Net income                                              --              --             --
       Change in unrealized appreciation on
          available-for-sale securities, net of
          taxes                                                --              --             --

           Total comprehensive income

    Dividends on common stock, $.20 per share                  --              --             --
    ESOP shares earned (15,204 shares)                         --              --         64,274
    Incentive plan shares purchased (60,835
      shares)                                                  --              --             --
    Incentive plan shares allocated (4,568
      shares)                                                  --              --         (1,990)
    Purchase of treasury stock (92,565 shares)            (92,565)             --             --
                                                     ------------    ------------   ------------

BALANCE, DECEMBER 31, 2002                              1,365,710          15,209     14,444,010

    Comprehensive income
       Net income                                              --              --             --
       Change in unrealized appreciation on
          available-for-sale securities, net of
          taxes                                                --              --             --

           Total comprehensive income

    Dividends on common stock, $.35 per share                  --              --             --
    ESOP shares earned (15,204 shares)                         --              --        139,101
    Incentive plan shares allocated (6,852 shares)             --              --         (3,426)
    Purchase of treasury stock (115,485 shares)          (115,485)             --             --
                                                     ------------    ------------   ------------

BALANCE, DECEMBER 31, 2003                              1,250,225    $     15,209   $ 14,579,685
                                                     ============    ============   ============

See Notes to Consolidated Financial Statements

                                                  ACCUMULATED
                  UNEARNED                          OTHER
  RETAINED     INCENTIVE PLAN   UNEARNED ESOP   COMPREHENSIVE
  EARNINGS         SHARES       COMPENSATION        INCOME     TREASURY STOCK       TOTAL
------------   --------------   -------------   -------------  --------------   ------------
$ 15,213,625    $         --    $ (1,274,498)   $    246,590    $   (864,855)   $ 27,717,797

   1,312,707              --              --              --              --       1,312,707

          --              --              --         746,667              --         746,667
                                                                                ------------
                                                                                   2,059,374

    (283,183)             --              --              --              --        (283,183)
          --              --         175,732              --              --         240,006

          --      (1,003,888)             --              --              --      (1,003,888)
          --          75,350              --              --              --          73,360
          --              --              --              --      (1,497,742)     (1,497,742)
------------    ------------    ------------    ------------    ------------    ------------
  16,243,149        (928,538)     (1,098,766)        993,257      (2,362,597)     27,305,724

   1,949,399              --              --              --              --       1,949,399

          --              --              --        (637,664)             --        (637,664)
                                                                                ------------
                                                                                   1,311,735

    (449,248)             --              --              --              --        (449,248)
          --              --         175,732              --              --         314,833
          --         113,058              --              --              --         109,632
          --              --              --              --      (2,201,068)     (2,201,068)
------------    ------------    ------------    ------------    ------------    ------------
$ 17,743,300    $   (815,480)   $   (923,034)   $    355,593    $ (4,563,665)   $ 26,391,608
============    ============    ============    ============    ============    ============

                           FIRST BANCTRUST CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                          2003            2002
                                                                      ------------    ------------
OPERATING ACTIVITIES
    Net income                                                        $  1,949,399    $  1,312,707
    Items not requiring (providing) cash
       Depreciation and amortization                                       217,838         267,618
       Provision for loan losses                                           728,000         718,000
       Loss on foreclosed assets, net                                       42,443          75,644
       Amortization of premiums and discounts on securities, net           887,042         257,207
       Amortization of loan servicing rights                               848,746         894,553
       Provision (recovery) for impairment of loan servicing rights       (416,448)        683,087
       Deferred income taxes                                               157,744        (382,868)
       Net realized gains on available-for-sale securities                (133,965)       (119,654)
       Net gain on loan sales                                             (735,309)       (585,934)
       Federal Home Loan Bank stock dividends                             (237,954)       (129,500)
       Compensation related to ESOP and incentive plan                     424,465         313,366
       Loans originated for sale                                       (45,201,025)    (41,039,245)
       Proceeds from sales of loans originated for sale                 45,632,815      41,192,812
    Changes in
       Interest receivable                                                  62,431        (240,449)
       Cash surrender value of life insurance                             (167,050)       (188,285)
       Other assets                                                       (722,232)        212,674
       Interest payable                                                     21,307         (18,109)
       Other liabilities                                                   (39,095)        (10,378)
                                                                      ------------    ------------

           Net cash provided by operating activities                     3,319,152       3,213,246
                                                                      ------------    ------------

INVESTING ACTIVITIES
    Purchases of available-for-sale securities                         (91,737,490)    (40,973,822)
    Proceeds from maturities of available-for-sale securities           68,473,021      34,188,402
    Proceeds from sales of available-for-sale securities                   416,855         377,724
    Net change in loans                                                 (2,352,060)     (5,682,690)
    Proceeds from sales of foreclosed assets                               441,857         985,615
    Purchase of premises and equipment                                    (226,913)       (604,116)
    Purchase of Federal Home Loan Bank stock                                    --      (2,000,000)
    Purchase of life insurance                                            (512,000)             --
                                                                      ------------    ------------

           Net cash used in investing activities                       (25,496,730)    (13,708,887)
                                                                      ------------    ------------

                                                                          2003           2002
                                                                      ------------    ------------
FINANCING ACTIVITIES
    Net increase in demand deposits, money market, NOW and savings
      accounts                                                        $ 10,471,512    $  8,131,613
    Net increase (decrease) in certificates of deposit                   5,220,997      (2,111,943)
    Proceeds from the issuance of Federal Home Loan Bank advances
      and other debt                                                    10,000,000       1,000,000
    Repayment of Federal Home Loan Bank advances and other debt         (1,001,230)        (14,343)
    Net change in pass through payments received on loans sold                 948          (9,769)
    Net decrease in advances from borrowers for taxes and insurance        (23,600)         (7,663)
    Purchase of incentive plan shares                                                   (1,003,888)
    Dividends paid                                                        (449,248)       (283,183)
    Purchase of treasury stock                                          (2,201,068)     (1,497,742)
                                                                      ------------    ------------

           Net cash provided by financing activities                    22,018,311       4,203,082
                                                                      ------------    ------------

DECREASE IN CASH AND CASH EQUIVALENTS                                     (159,267)     (6,292,559)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                            10,453,372      16,745,931
                                                                      ------------    ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                $ 10,294,105    $ 10,453,372
                                                                      ============    ============

SUPPLEMENTAL CASH FLOWS INFORMATION

    Interest paid                                                     $  4,599,273    $  5,543,985

    Income taxes paid (net of refunds)                                $  1,300,000    $    780,008

    Real estate acquired in settlement of loans                       $    394,778    $    439,008

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS

          First BancTrust Corporation ("Company") is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, First Bank & Trust, S.B. (Bank), ECS Service Corporation, and First Charter Service Corporation. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in East Central Illinois. The Company also provides other services, such as brokerage and abstract and title services through its subsidiaries, ECS Service Corporation and First Charter Service Corporation. The Bank's subsidiary, Community Finance Center, Inc., provides retail consumer loans to the Company's customers. The Company and Bank are subject to competition from other financial institutions. The Company and Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

     PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

          Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, loan servicing rights, and premiums on mortgage backed securities and collateralized mortgage obligations. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties. Management estimates loan servicing rights taking into consideration changes in interest rates, current prepayment rates and expected future cash flows and obtains an independent valuation for the asset. Management estimates the prepayment assumptions used in calculating the amortization on premiums on mortgage backed securities and collateralized mortgage obligations.

     CASH EQUIVALENTS

          The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

     SECURITIES

          Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

          Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific identification method.

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

          Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

     LOANS

          Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of the net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

     ALLOWANCE FOR LOAN LOSSES

          The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

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

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

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

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

     LOAN SERVICING RIGHTS

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

     INCENTIVE PLAN

          The Company accounts for its stock award program or incentive plan in accordance with Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. The aggregate purchase price of all shares owned by the incentive plan is reflected as a reduction of stockholders' equity. Compensation expense is based on the market price of the Company's stock on the date the shares are granted and is recorded over the vesting period. The difference between the aggregate purchase price and the fair value on the date granted of the shares earned is recorded as an adjustment to additional paid-in capital.

     EMPLOYEE STOCK OWNERSHIP PLAN

          The Company accounts for its employee stock ownership plan (ESOP) in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants are presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.

          Shares are considered outstanding for earnings per share calculations when they are committed to be released; unallocated shares are not considered outstanding.

     TREASURY STOCK

          Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

     STOCK OPTIONS

          During 2003, the Company adopted a stock-based employee compensation plan, which is described more fully in Note 16. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect of net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock Based Compensation to stock based employee compensation.

                                                                                       YEAR ENDED
                                                                                          2003
                                                                                      ------------
Net income, as reported                                                               $  1,943,399
Less: Total stock-based employee compensation cost determined
   under the fair value based method, net of income taxes                                  (86,483)
                                                                                      ------------

Pro forma net income                                                                  $  1,856,916
                                                                                      ============

Earnings per share:

    Basic - as reported                                                               $       1.70
                                                                                      ============
    Basic - pro forma                                                                 $       1.62
                                                                                      ============
    Diluted - as reported                                                             $       1.62
                                                                                      ============
    Diluted - pro forma                                                               $       1.54
                                                                                      ============

     INCOME TAXES

          Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

     EARNINGS PER SHARE

          Earnings per shares have been computed based upon the weighted average common shares outstanding during each year. Unearned ESOP shares and unearned incentive plan shares which have not vested have been excluded from the computation of average shares outstanding.

     RECLASSIFICATIONS

          Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 financial statement presentation. These classifications had no effect on net income.

NOTE 2: RESTRICTION ON CASH AND DUE FROM BANKS

          The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003 was $2,585,000.

NOTE 3: SECURITIES

          The amortized cost and approximate fair values of securities are as follows:

                                               GROSS           GROSS
                              AMORTIZED      UNREALIZED      UNREALIZED     APPROXIMATE
                                COST            GAINS          LOSSES        FAIR VALUE
                             ------------   ------------    ------------    ------------
AVAILABLE-FOR-SALE
   SECURITIES:
    December 31, 2003:
       U.S. Treasuries       $  3,802,922   $         --    $    (10,745)   $  3,792,177
       U.S. government
          agencies              7,503,537         57,430         (43,774)      7,517,193
       Mortgage-backed
          securities           70,759,087        543,255        (488,343)     70,813,999
       State and political
          subdivisions          9,488,922        478,890         (63,905)      9,903,907
       Equity securities        1,599,082        115,419              --       1,714,501
                             ------------   ------------    ------------    ------------

                             $ 93,153,550   $  1,194,994    $   (606,767)   $ 93,741,777
                             ============   ============    ============    ============

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

                                           GROSS           GROSS
                           AMORTIZED     UNREALIZED      UNREALIZED      APPROXIMATE
                             COST          GAINS           LOSSES        FAIR VALUE
                         ------------   ------------    ------------    ------------
December 31, 2002:
   U.S. government
      agencies           $  9,497,724   $    150,385    $         --    $  9,648,109
   Mortgage-backed
      securities           53,168,583      1,213,022        (181,016)     54,200,589
   State and political
      subdivisions          6,872,582        430,907              --       7,303,489
   Equity securities        1,520,124         75,239              --       1,595,363
                         ------------   ------------    ------------    ------------

                         $ 71,059,013   $  1,869,553    $   (181,016)   $ 72,747,550
                         ============   ============    ============    ============

          The amortized cost and fair value of available-for-sale securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                      AMORTIZED     APPROXIMATE
                                         COST       FAIR VALUE
                                     ------------   -----------
Within one year                      $     60,939   $    60,699
One to five years                      10,851,007    10,963,012
Five to ten years                       8,348,806     8,563,152
After ten years                         1,534,629     1,626,414
                                     ------------   -----------
                                       20,795,381    21,213,277
Mortgage-backed securities             70,759,087    70,813,999
Equity securities                       1,599,082     1,714,501
                                     ------------   -----------

       Totals                        $ 93,153,550   $93,741,777
                                     ============   ===========

          The carrying value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances and for other purposes, was $40,892,801 at December 31, 2003 and $21,874,713 at
          December 31, 2002.

          Gross gains of $133,965 and $119,654 resulting from sales of available-for-sale securities were realized for 2003 and 2002. Income tax expense of $55,307 and $49,399 was recognized on the sales of available-for-sale securities during 2003 and 2002.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          With the exception of securities of U.S. government agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholder's equity at December 31, 2003.

          Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2003, was $57,672,602, which is approximately 62% of the Company's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings.

          Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

          Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

          The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

                          LESS THAN 12 MONTHS            12 MONTHS OR MORE                TOTAL
   DESCRIPTION OF                     UNREALIZED                   UNREALIZED                  UNREALIZED
     SECURITIES         FAIR VALUE      LOSSES       FAIR VALUE      LOSSES       FAIR VALUE     LOSSES
     ----------         -----------   -----------    -----------   -----------   -----------   -----------
U.S. Treasury           $ 3,792,177   $   (10,745)     $      --     $      --   $ 3,792,177   $   (10,745)
U.S. government
   agencies               4,456,226       (43,774)            --            --     4,456,226       (43,774)
Mortgage-backed
   securities            46,550,880      (488,343)            --            --    46,550,880      (488,343)
State and political
   subdivisions           2,873,319       (63,905)            --            --     2,873,319       (63,905)
                        -----------   -----------      ---------     ---------   -----------   -----------
    Total temporarily
       impaired
       securities       $57,672,602   $  (606,767)     $      --     $      --   $57,672,602   $  (606,767)
                        ===========   ===========      =========     =========   ===========   ===========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

NOTE 4: LOANS AND ALLOWANCE FOR LOAN LOSSES

         Categories of loans at December 31, include:

                                              2003             2002
                                          -------------    -------------
Commercial and industrial                 $   6,417,335    $   6,044,968
Agricultural production financing            12,356,785       11,570,334
Real estate construction                      2,275,537          724,021
Commercial and agricultural real estate      24,031,965       22,325,759
Residential real estate                      36,779,088       39,935,439
Consumer                                     25,559,880       26,584,209
Other                                         1,982,899          901,464
                                          -------------    -------------

       Total loans                          109,403,489      108,086,194

Less
    Unearned discount and fees                 (845,137)        (613,534)
    Undisbursed loans in process                (22,969)        (328,305)
    Allowance for loan losses                (2,124,297)      (1,962,551)
                                          -------------    -------------

       Net loans                          $ 106,411,086    $ 105,181,804
                                          =============    =============

          Activity in the allowance for loan losses was as follows:

                                                               2003           2002
                                                            -----------    -----------
Balance, beginning of year                                  $ 1,962,551    $ 1,656,946
Provision charged to expense                                    728,000        718,000
Losses charged off, net of recoveries of $92,928 for 2003
   and $113,680 for 2002                                       (566,254)      (412,395)
                                                            -----------    -----------

Balance, end of year                                        $ 2,124,297    $ 1,962,551
                                                            ===========    ===========

          Impaired loans totaled $9,607,086 and $6,300,019 at December 31, 2003 and 2002, respectively. An allowance for loan losses of $994,108 and $1,057,232 relates to impaired loans of $6,404,942 and $4,449,318, at
          December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, impaired loans of $3,202,144 and $1,850,701 had no related allowance for loan losses.

          Interest of $590,645 and $351,033 was recognized on average impaired loans of $8,770,220 and $5,857,487 for 2003 and 2002. Interest of
          $575,749 and $313,228 was recognized on impaired loans on a cash basis during 2003 and 2002.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          At December 31, 2003 and 2002, accruing loans delinquent 90 days or more totaled $1,126,000 and $1,511,000, respectively. Non-accruing loans at December 31, 2003 and 2002 were $0 and $9,000, respectively.

NOTE 5: PREMISES AND EQUIPMENT

          Major classifications of premises and equipment, stated at cost, are as follows:

                                       2003           2002
                                    -----------    -----------
Land                                $   495,702    $   495,702
Buildings and improvements            3,067,277      2,748,817
Leasehold improvements                    5,946          5,946
Equipment                             3,621,140      3,682,896
                                    -----------    -----------

                                      7,190,065      6,933,361

Less accumulated depreciation        (4,409,374)    (4,161,745)
                                    -----------    -----------

       Net premises and equipment   $ 2,780,691    $ 2,771,616
                                    ===========    ===========

NOTE 6: LOAN SERVICING

          Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans consist of the following:

                                          2003          2002
                                       -----------   -----------
One-to-four family residential loans
    FHLMC                              $68,388,141   $55,651,739
    IHDA                                 7,256,632     7,971,222
    Other                                   36,102       127,827
                                       -----------   -----------
                                        75,680,875    63,750,788

Agricultural loans
    Farmer Mac                             307,960       706,540
    GSC Group                           13,957,816    16,376,428
                                       -----------   -----------

                                       $89,946,651   $80,833,756
                                       ===========   ===========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $185,373 and $144,272 at December 31, 2003 and 2002, respectively.

          The aggregate fair value of capitalized loan servicing rights at December 31, 2003 and 2002 totaled $964,024 and $949,580, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, and interest rate, were used to stratify the originated loan servicing rights.

                                          2003            2002
                                       -----------    -----------
Loan Servicing Rights
    Balance, beginning of year         $ 1,632,667    $ 2,094,510
    Servicing rights capitalized           446,742        432,710
    Amortization of servicing rights      (848,746)      (894,553)
                                       -----------    -----------

                                         1,230,663      1,632,667
    Valuation allowance                   (266,639)      (683,087)
                                       -----------    -----------

    Balance, end of year               $   964,024    $   949,580
                                       ===========    ===========

          Activity in the valuation allowance for loan servicing rights was as follows:

                               2003         2002
                             ---------    ---------
Balance, beginning of year   $ 683,087    $      --

    Additions                       --      683,087
    Deletions                 (416,448)          --
    Direct write-downs              --           --
                             ---------    ---------

Balance, end of year         $ 266,639    $ 683,087
                             =========    =========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

NOTE 7: INTEREST-BEARING DEPOSITS

          Interest-bearing deposits in denominations of $100,000 or more were $47,913,566 on December 31, 2003 and $38,046,681 on December 31, 2002.

          At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004                      $     45,941,392
2005                            12,632,714
2006                             2,631,237
2007                             3,724,765
2008                             5,053,876
Thereafter                       5,752,716
                          ----------------
                          $     75,736,700
                          ================

NOTE 8: FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

          Federal Home Loan Bank advances and other debt consisted of the following components:

                                                                              2003               2002
                                                                          ------------      -------------
Federal Home Loan Bank open line of credit, variable
  rate, 1.48% at December 31, 2002                                        $         --      $   1,000,000
Federal Home Loan Bank advances, fixed and variable
  rates ranging from 2.62% to 5.32% at December 31, 2003,
  due at various dates through September 2011                               35,500,000         25,500,000
Other debt                                                                          --              1,230
                                                                          ------------      -------------

        Total Federal Home Loan Bank advances and other debt              $ 35,500,000      $  26,501,230
                                                                          ============      =============

          The Federal Home Loan Bank advances are secured by first-mortgage loans, certain mortgage and other investment securities, and all Federal Home Loan Bank stock owned by the Company. Advances are subject to restrictions or penalties in the event of prepayment. The Company's Federal Home Loan Bank borrowings as of December 31, 2003 are callable. These callable advances are subject to being called as follows: 2004 - $10,000,000, 2006 - $8,000,000, and 2008 - $2,000,000.

          Other debt consisted of a contract for deed related to the purchase of real estate, payable in equal monthly installments of $1,230, including interest at a fixed rate of 5.53% per annum. Final payment was due January 15, 2003.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2003, are:

2006                $    8,000,000
2008                     5,000,000
Thereafter              22,500,000
                    --------------
                    $   35,500,000
                    ==============

NOTE 9: INCOME TAXES

          The provision for income taxes includes these components:

                                                      2003              2002
                                                  ------------      ------------
Taxes currently payable
     Federal                                      $    647,785      $    829,342
     State                                             125,972           166,314
Deferred income taxes
     Federal                                           131,243          (318,540)
     State                                              26,501           (64,328)
                                                  ------------      ------------

         Income tax expense                       $    931,501      $    612,788
                                                  ============      ============

          A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                                   2003            2002
                                                               ------------    ------------
Computed at the statutory rate (34%)                           $    979,506    $    654,668
Increase (decrease) resulting from
     Tax exempt interest                                           (100,617)        (97,197)
     State income taxes                                             100,632          67,311
     Increase in cash surrender value of life insurance             (55,811)        (69,592)
     Other                                                            7,791          57,598
                                                               ------------    ------------

         Actual tax expense                                    $    931,501    $    612,788
                                                               ============    ============

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                                   2003            2002
                                                               ------------    ------------
Deferred tax assets
     Allowance for loan losses                                 $    851,099    $    784,783
     Reserve for uncollected interest                                24,720          45,042
     Deferred compensation                                           70,646          49,747
     Other                                                           61,703          45,906
                                                               ------------    ------------

                                                                  1,008,168         925,478
                                                               ------------    ------------

Deferred tax liabilities
     Depreciation                                                  (210,798)       (174,539)
     Unrealized gains on available-for-sale securities             (232,634)       (695,280)
     Federal Home Loan Bank stock dividends                        (260,185)       (162,687)
     Capitalized loan servicing rights                             (214,227)        (66,938)
     Other                                                          (53,187)        (93,799)
                                                               ------------    ------------

                                                                   (971,031)     (1,193,243)
                                                               ------------    ------------

         Net deferred tax asset (liability)                    $     37,137    $   (267,765)
                                                               ============    ============

          Retained earnings at December 31, 2003 and 2002, include approximately $2,000,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $800,000 at December 31, 2003 and 2002.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

NOTE 10: OTHER COMPREHENSIVE INCOME

          Other comprehensive income (loss) components and related taxes were as follows:

                                                                   2003            2002
                                                               ------------    ------------
Unrealized gains (loss) on available-for-sale securities       $   (966,345)   $  1,390,242
Less reclassification adjustment for realized gains
   included in income                                               133,965         119,654
                                                               ------------    ------------
         Other comprehensive income (loss), before tax
            effect                                               (1,100,310)      1,270,588
Tax expense (benefit)                                              (462,646)        523,921
                                                               ------------    ------------

         Other comprehensive income (loss)                     $   (637,664)   $    746,667
                                                               ============    ============

NOTE 11: REGULATORY MATTERS

          The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2003 and 2002, that the Company and Bank meet all capital adequacy requirements to which they are subject.

          As of December 31, 2003, the most recent notification from the regulatory agencies categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company and Bank's category.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          The Company and Bank's actual capital amounts and ratios are also presented in the following table.

                                                                                                      TO BE WELL CAPITALIZED
                                                                          FOR CAPITAL ADEQUACY        UNDER PROMPT CORRECTIVE
                                                      ACTUAL                    PURPOSES                 ACTION PROVISIONS
                                                AMOUNT         RATIO      AMOUNT           RATIO        AMOUNT         RATIO
                                             -------------     -----   -------------       -----     -------------     -----
As of December 31, 2003
   Total capital
      (to risk-weighted assets)
     Consolidated                            $      27,369     23.6%   $       9,269        8.0%                        N/A
     Bank                                           24,872     21.7            9,176        8.0      $      11,470     10.0

   Tier I capital
      (to risk-weighted assets)
     Consolidated                                   25,913     22.4            4,634        4.0                         N/A
     Bank                                           23,430     20.4            4,588        4.0              6,882      6.0

   Tier I capital
      (to average assets)
     Consolidated                                   25,913     12.0            8,618        4.0                         N/A
     Bank                                           23,430     11.0            8,483        4.0             10,604      5.0

As of December 31, 2002
   Total capital
      (to risk-weighted assets)
     Consolidated                            $      27,527     24.2%   $       9,118        8.0%                        N/A
     Bank                                           23,044     20.4            9,021        8.0      $      11,276     10.0

   Tier I capital
      (to risk-weighted assets)
     Consolidated                                   26,096     22.9            4,559        4.0                         N/A
     Bank                                           21,628     19.2            4,511        4.0              6,765      6.0

   Tier I capital
      (to average assets)
     Consolidated                                   26,096     12.8            8,167        4.0                         N/A
     Bank                                           21,628     10.7            8,105        4.0             10,132      5.0

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

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

NOTE 12: RELATED PARTY TRANSACTIONS

          At December 31, 2003 and 2002, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties).

          The aggregate amount of loans, as defined, to such related parties were as follows:

Balance, January 1, 2003                   $ 472,341
New loans, including renewals                443,899
Payments, etc., including renewals          (501,257)
                                           ---------
Balance, December 31, 2003                 $ 414,983
                                           =========

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

NOTE 13: EMPLOYEE BENEFIT PLANS

          The Company has a retirement savings 401(k) covering substantially all employees. The Company may contribute to the plan at the discretion of the Board of Directors. Employer contributions charged to expense for 2003 and 2002 were $4,240 and $7,913, respectively.

          The Company also maintains a voluntary employee's benefit association
          (VEBA) for the benefit of substantially all of its full-time employees. Those benefits available under the VEBA include major medical, life, accidental death and dismemberment, and disability insurance. These benefits are available to all employees who have attained a minimum age and length of service. The VEBA is funded through voluntary contributions from employees and contributions of the Company. Employer contributions totaled $338,000 and $319,000 for the years ended December 31, 2003 and 2002. The VEBA has been determined to be a tax-exempt organization with its fiscal year ending December 31.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          The Company has a defined-benefit deferred director fee plan covering certain directors whereby each director may elect to defer their annual fees. For the years ended December 31, 2003 and 2002, fees deferred and interest expense related to the plan totaled $58,761 and $69,011, respectively. The liability related to these plans was $202,988 and $144,227 as of December 31, 2003 and 2002.

NOTE 14: EMPLOYEE STOCK OWNERSHIP PLAN

          The Company has an employee stock ownership plan (ESOP) covering substantially all employees who work 20 or more hours per week. The ESOP borrowed $1,406,297 from the Company and used those funds to acquire 121,670 shares of the Company's common stock at an average price of $11.56.

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

          Stock totaling 15,204 shares for 2003 and 2002 with an average fair value of $20.71 and $15.79 were committed to be released, resulting in ESOP compensation expense of $314,833 and $240,006 for 2003 and 2002, respectively. The ESOP shares as of December 31 were as follows:

                                                                   2003            2002
                                                               ------------    ------------
Allocated shares                                                     41,811          26,607
Shares released for allocation                                           --              --
Unreleased shares                                                    79,859          95,063
                                                               ------------    ------------

         Total ESOP shares                                          121,670         121,670
                                                               ============    ============

Fair value of unreleased shares at December 31                 $  1,936,581    $  1,585,651
                                                               ============    ============

          The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At December 31, 2003, the fair value of the 41,811 allocated shares held by the ESOP is $1,013,917

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

NOTE 15: INCENTIVE PLAN

          The Company has a stock award program or incentive plan which provides for the award and issuance of up to 60,835 shares of the Company stock to members of the Board of Directors and management. The incentive plan purchased 60,835 shares of the Company stock in the open market in 2002.

          At December 31, 2003, 34,246 shares had been awarded. Common stock awarded under the incentive plan vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the incentive plan totaled approximately $109,632 and $73,360 for 2003 and 2002, respectively.

NOTE 16: STOCK OPTION PLAN

          The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 152,087 shares of common stock. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years.

          A summary of the status of the plan at December 31, 2003, and changes during the year then ended is presented below:

                                                       2003
                                                              WEIGHTED-
                                                               AVERAGE
                                                SHARES      EXERCISE PRICE
                                                -------     --------------
Outstanding, beginning of year                       --
     Granted                                    152,087     $         19.74
     Exercised                                       --
     Forfeited                                       --
     Expired                                         --
                                                -------

Outstanding, end of year                        152,087     $         19.74
                                                =======

Options exercisable, end of year                      0
                                                =======

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

                                                                            2003
                                                                          --------
Dividend yields                                                               1.89%
Volatility factors of expected market price of common stock                  17.00%
Risk-free interest rates                                                      4.70%
Expected life of options                                                  10 years

Weighted-average fair value of options granted during the year            $   5.50

          The following table summarizes information about stock options under the plan outstanding at December 31, 2003:

                                              OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                    WEIGHTED-AVERAGE
                      NUMBER      REMAINING CONTRACTUAL   WEIGHTED-AVERAGE      NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICE      OUTSTANDING            LIFE             EXERCISE PRICE    EXERCISABLE     EXERCISE PRICE
--------------      -----------   ---------------------   ----------------    -----------   ----------------
    $19.74           152,087             9.3 years              $19.74           --                --

NOTE 17: EARNINGS PER SHARE

          Earnings per share (EPS) were computed as follows:

                                                               YEAR ENDED DECEMBER 31, 2003
                                                                        WEIGHTED-          PER SHARE
                                                       INCOME        AVERAGE SHARES          AMOUNT
                                                    ------------     --------------        ---------
Net income                                          $  1,949,399          1,144,305
Basic earnings per share
    Income available to common
      stockholders                                                                         $    1.70
                                                                                           =========
Effect of dilutive securities
    Stock options                                                            11,591
    Unearned incentive plan shares                                           50,214
                                                    ------------     --------------
Diluted earnings per share
    Income available to common
      stockholders and assumed conversions          $  1,949,399          1,206,110        $    1.62
                                                    ============     ==============        =========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

                                                               YEAR ENDED DECEMBER 31, 2002
                                                                        WEIGHTED-          PER SHARE
                                                       INCOME        AVERAGE SHARES          AMOUNT
                                                    ------------     --------------        ---------
Net income                                          $  1,312,707          1,281,573
Basic earnings per share
    Income available to common
      stockholders                                                                         $    1.02
                                                                                           =========
Effect of dilutive securities
    Unearned incentive plan shares                                           30,281
                                                    ------------     --------------
Diluted earnings per share
    Income available to common
      stockholders and assumed conversions          $  1,312,707          1,311,854        $    1.00
                                                    ============     ==============        =========

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

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

                                          DECEMBER 31, 2003                   DECEMBER 31, 2002
                                   --------------------------------    -------------------------------
                                      CARRYING            FAIR           CARRYING            FAIR
                                       AMOUNT            VALUE            AMOUNT            VALUE
                                   --------------    --------------    --------------   --------------
Financial assets
    Cash and cash equivalents      $   10,294,105    $   10,294,105    $   10,453,372   $   10,453,372
    Available-for-sale
      securities                       93,741,777        93,741,777        72,747,550       72,747,550
    Loans held for sale                   453,342           453,342           596,565          596,565
    Loans, net allowance of
      loan losses                     106,411,086       106,428,721       105,181,804      105,295,137
    Federal Home Loan Bank
      stock                             4,006,300         4,006,300         3,711,600        3,711,600
    Interest receivable                 2,237,594         2,237,594         2,356,771        2,356,771
    Cash surrender value of
      life insurance                    4,345,976         4,345,976         3,666,926        3,666,926

Financial liabilities
    Deposits                          163,027,890       163,047,031       147,335,381      147,934,033
    Federal Home Loan Bank
      advances and other debt          35,500,000        35,587,183        26,501,230       26,321,428
    Pass through payments
      received on loans sold              261,701           261,701           260,753          260,753
    Advances by borrowers
      for taxes and insurance             109,285           109,285           132,885          132,885
    Interest payable                      126,958           126,958           105,651          105,651
Unrealized financial
   instruments (net of
   contract amount)
    Commitments to originate
      loans                                     0                 0                 0                0
    Lines of credit                             0                 0                 0                0

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

     CASH AND CASH EQUIVALENTS, FEDERAL HOME LOAN BANK STOCK AND CASH SURRENDER VALUE OF LIFE INSURANCE

          The carrying amount approximates fair value.

     SECURITIES

          Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

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

     PASS THROUGH PAYMENTS RECEIVED ON LOAN SOLD AND ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE

          The fair value approximates the carrying value.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

     COMMITMENTS TO ORIGINATE LOANS AND LINES OF CREDIT

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

NOTE 19: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

          Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses, loan servicing rights, foreclosed assets held for sale, and amortization of premiums on mortgage backed securities and collateralized mortgage obligations are reflected in the footnotes regarding loans, loan servicing rights, foreclosed assets held for sale, and securities. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

NOTE 20: COMMITMENTS, CREDIT RISK, AND CONTINGENT LIABILITIES

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

     COMMITMENTS TO ORIGINATE LOANS

          Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

          At December 31, 2003 and 2002, the Company had outstanding commitments to originate loans aggregating approximately $2,665,250 and $3,245,665, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $591,450 and $3,001,765 at December 31, 2003 and 2002, respectively, with the remainder at floating market rates.

     LINES OF CREDIT

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

          At December 31, 2003, the Company had granted unused lines of credit to borrowers aggregating approximately $5,409,688 and $1,717,043 for commercial lines and open-end consumers lines, respectively. At December 31, 2002, unused lines of credit to borrowers aggregated approximately $4,771,472 for commercial lines and $847,644 for open-end consumer lines.

     OTHER CREDIT RISKS AND CONTINGENT LIABILITIES

          The Company had a concentration of funds on deposit with the Federal Home Loan Bank totaling $3,723,179 and $3,577,334 at December 31, 2003 and 2002.

          The Company and Subsidiaries are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

NOTE 21: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

          Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                            CONDENSED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              2003           2002
                                                          ------------   -------------
ASSETS
     Cash and due from banks                              $        450   $          --
     Interest bearing demand deposits                          192,186       1,927,966
                                                          ------------   -------------
         Total cash and cash equivalents                       192,636       1,927,966

     Available-for-sale securities                             982,858         768,128
     ESOP loan to subsidiaries                                 923,034       1,098,766
     Investment in common stock of subsidiaries             24,393,738      23,601,668
     Other assets                                                   --           4,045
                                                          ------------   -------------

         Total assets                                     $ 26,492,266   $  27,400,573
                                                          ============   =============

LIABILITIES                                               $    100,658   $      94,849
                                                          ------------   -------------

STOCKHOLDERS' EQUITY                                        26,391,608      27,305,724
                                                          ------------   -------------

         Total liabilities and stockholders' equity       $ 26,492,266   $  27,400,573
                                                          ============   =============

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

                         CONDENSED STATEMENTS OF INCOME

                                                                           YEAR ENDING DECEMBER 31,
                                                                             2003             2002
                                                                         ------------    ------------
INCOME
     Dividends from subsidiaries                                         $    500,000    $         --
     Interest income                                                           76,333         165,323
     Net realized gains on sales of available-for-sale securities             133,965         119,654
                                                                         ------------    ------------

         Total income                                                         710,298         284,977
                                                                         ------------    ------------

EXPENSES-OTHER                                                                266,494         382,328
                                                                         ------------    ------------
INCOME (LOSS) BEFORE INCOME TAX AND EQUITY IN
  UNDISTRIBUTED INCOME OF SUBSIDIARIES                                        443,804         (97,351)

INCOME TAX BENEFIT                                                            (16,157)        (26,500)
                                                                         ------------    ------------
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
  INCOME OF SUBSIDIARIES                                                      459,961         (70,851)

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES                              1,489,438       1,383,558
                                                                         ------------    ------------
NET INCOME                                                               $  1,949,399       1,312,707
                                                                         ============    ============

                  FIRST BANCTRUST CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDING DECEMBER 31,
                                                                             2003            2002
                                                                         ------------    ------------
OPERATING ACTIVITIES
     Net income                                                          $  1,949,399    $  1,312,707
     Items not requiring (providing) cash
         Net realized gains on available-for-sale securities                 (133,965)       (119,654)
         Equity in undistributed income of subsidiaries                    (1,489,438)     (1,383,558)
         Compensation related to ESOP and incentive plan                      424,465         313,366
     Changes in
         Other assets                                                           4,045          45,455
         Other liabilities                                                      5,809         123,115
                                                                         ------------    ------------

         Net cash provided by operating activities                            760,315         291,431
                                                                         ------------    ------------
INVESTING ACTIVITIES
     Net change in ESOP loan                                                  175,732         175,732
     Purchases of available-for-sale securities                              (437,916)        (89,870)
     Proceeds from the sales of available-for-sale securities                 416,855          38,448
                                                                         ------------    ------------

         Net cash provided by investing activities                            154,671         124,310
                                                                         ------------    ------------
FINANCING ACTIVITIES
     Purchase of incentive plan shares                                             --      (1,003,888)
     Purchase of treasury stock                                            (2,201,068)     (1,497,742)
     Dividends paid                                                          (449,248)       (283,183)
                                                                         ------------    ------------

         Net cash used in financing activities                             (2,650,316)     (2,784,813)
                                                                         ------------    ------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                    (1,735,330)     (2,369,072)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              1,927,966       4,297,038
                                                                         ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $    192,636    $  1,927,966
                                                                         ============    ============

                                    DIRECTORS

TERRY T. HUTCHISON
Chairman of the Board; Self-employed Business Consultant in Paris, Illinois

JOSEPH R. SCHROEDER
Attorney in private practice with law firm of Bennett, Schroeder & Wieck, Marshall, Illinois

VICK N. BOWYER
Co-owner and registered principal of a Linsco/Private Ledger (Member NASD/SIPC), Marshall, Illinois

JAMES D. MOTLEY
Self employed Certified Public Accountant, Accounting and Tax Preparation, Paris, Illinois

JOHN W. WELBORN
Project Manager, Garmong Design, Terre Haute, Indiana. Retired Former Facilities Manager, TRW, Inc., Marshall, Illinois

DAVID W. DICK
Insurance Agent for Country Companies Insurance, Bloomington, Illinois

TERRY J. HOWARD
President and Chief Executive Officer of the Company and First Bank

                               EXECUTIVE OFFICERS

TERRY J. HOWARD
Director, President and Chief Executive Officer of the Company and First Bank

ELLEN M. LITTERAL
Chief Financial Officer and Treasurer of the Company and Senior Vice President and Controller of First Bank

JACK R. FRANKLIN
Vice President of the Company and President of the First Bank of Savoy, a branch of First Bank & Trust, s.b.

DAVID F. SULLIVAN
Vice President of the Company and Senior Vice President - Lending of First Bank

LARRY W. STROHM
Vice President of the Company and Senior Vice President - Branch Manager of First Bank

                                BANKING LOCATIONS

                                   MAIN OFFICE
                            206 South Central Avenue
                              Paris, Illinois 61944
                                 (217) 465-6381

                                OPERATIONS CENTER
                            101 South Central Avenue
                              Paris, Illinois 61944

                                 BRANCH OFFICES
                            610 North Michigan Avenue
                            Marshall, Illinois 62441
                                 (217) 826-6308

                             407 North Dunlap Avenue
                              Savoy, Illinois 61874
                                 (217) 351-3526

Stock Listing and Price Information

The Company's common stock trades on the Nasdaq SmallCap Market under the symbol "FBTC". At March 12, 2004, 294,173 shares of the Company's common stock were held of record by 467 persons or entities, not including the number of persons or entities holding stock in nominee or street name through various brokers or banks.

The following schedule shows the high and low bid prices for each of the quarters in 2002 and 2003:

  Quarter Ended:                                                  High                        Low
  -------------                                                  -------                    -------
June, 30 2001                                                    $ 13.05                    $ 11.25
September 30, 2001                                                 12.00                      13.50
December 31, 2001                                                  15.80                      12.00
March 31, 2002                                                     15.10                      14.65
June, 30 2002                                                      16.70                      14.91
September 30, 2002                                                 16.55                      15.40
December 31, 2002                                                  16.75                      15.74
March 31, 2003                                                     18.16                      16.60
June, 30 2003                                                      22.08                      17.85
September 30, 2003                                                 23.70                      20.50
December 31, 2003                                                  24.95                      23.25

At March 12, 2004 the closing price of a common share was $23.75. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the years ended December 31, 2002 and 2003, the Company declared dividends as follows:

 Date Declared                      Record Date                   Payment Date                       Amount
 -------------                      -----------                   ------------                       ------
February 7, 2002                 February 19, 2002              February 28, 2002                    $0.05
May 9, 2002                      May 23, 2002                   May 31, 2002                         $0.05
August 9, 2002                   August 22, 2002                August 30, 2002                      $0.05
November 14, 2002                November 27, 2002              December 6, 2002                     $0.05
February 6, 2003                 February 18, 2003              February 28, 2003                    $0.05
May 15, 2003                     May 27, 2003                   June 10, 2003                        $0.10
August 14, 2003                  August 25, 2003                September 5, 2003                    $0.10
November 13, 2003                November 24, 2003              December 8, 2003                     $0.10

Investor Relations
Ellen M. Litteral
Chief Financial Officer
First BancTrust Corporation
101 S. Central Avenue
Paris, IL 61944-0880

Annual Report on Form 10-KSB
A copy of the annual report on Form 10-KSB for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to Ellen M. Litteral, Chief Financial Officer, at the above address.

Special Regulatory Counsel
Howard & Howard Attorneys, P.C.
The Pinehurst Office Center
39400 Woodward Avenue
Suite 101
Bloomfield Hills, MI 48304-5151
Independent Accountants
BKD, LLP
225 North Water Street, Suite 400
Decatur, IL 62525-1580

Annual Meeting of Stockholders
The Annual Meeting of Stockholders of First BancTrust Corporation will be held at 10:00 a.m. April 19, 2004 at:
Human Resources Center
118 E. Court Street

Paris, Illinois  61944

Transfer Agent
Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the transfer agent:
Illinois Stock Transfer Company (312) 427-2953
209 W. Jackson Boulevard
Suite 903
Chicago, Illinois 60606