Form 10KSB, Exhibit 13
period 2004-12-31
FIRST BANCTRUST CORP
filed 2005-03-29
CIK 1129847

                                                                      EXHIBIT 13

Dear Fellow Stockholders:

The business and economic environment in 2004 was unusually challenging. The surge of mortgage refinancing we experienced in 2003, a major factor in our financial performance a year ago, slowed in 2004. For most of the year we were faced with a decreasing differential between short term interest rates, which influence the cost of funds, and long term rates, which are the basis for pricing most of our loans. This caused a narrowing of our net interest margin while operating expenses increased as we introduced new products and promoted our new Savoy location.

In 2004 we made investments in both a new location and in new products which should enhance future earnings. Our growth in deposits and loans during the final quarter of 2004 in Champaign County at our Savoy location has exceeded our expectations. Similarly, our alliance with First Advisors Financial Group resulted in significant growth in trust assets during the second half of this year. However, making these investments during a time when interest margins and fee income both declined did impact earnings for 2004. Net income in 2004 declined to $1.2 million or 51 cents per diluted share from $1.9 million or 81 cents per diluted share in 2003. These results reflect our 2-for-1 stock split that took effect May 21, 2004.

COMMUNITY BANKING REMAINS CENTRAL TO GROWTH

Our primary business is providing expanded community banking and financial services to our communities and customers. Our efforts in the highly competitive commercial lending market were very well received. We also enhanced our level of service for residential mortgage customers expanding our product line and services. Most notably we introduced a robust Home Equity Line of Credit product that was very successful and we anticipate doubling the volume of these loans during 2005. New loan products enhance our ability to originate a broader array of loans for sale into the secondary market. We added Health Savings Accounts to our deposit product line to help our customers manage their health care costs and take advantage of the favorable income tax treatment available for these accounts. As a result of these activities both our interest margin and non-interest income should improve over the coming year.

We are continually working to control our costs. We streamlined our corporate structure in 2004. The Community Finance Center will become a division of First Bank and Trust in 2005 rather than a subsidiary, allowing more efficient operations. Certain management responsibilities have been shifted to allow us to contain the cost of compliance with recent changes in laws governing public companies.

ENHANCED MARKETING EFFORTS

In order to compete effectively, we must not only attract new customers but also establish as many banking relationships as possible with each customer. To that end, we are investing in a marketing program to increase the depth of our relationships with customers. A new marketing theme - "True Blue" - is designed to communicate our commitment to our customers and the communities we serve. We are implementing an intensified employee training program. Our goal is to make certain every associate has the ability and product knowledge to maximize customer awareness of additional products and services we offer throughout our organization. Marketing efforts will be both product and customer specific, which should improve customer satisfaction and increase revenue.

OUTLOOK

Our efforts to expand our geographic presence into an economically expanding market area and enhance our products and services for new and existing customers should improve our financial performance in future years. We expect to exceed past performance without the reliance on cyclical events like the refinancing boom of 2003. We are confident that we are entering a period of economic expansion in our expanded market area. Our efforts to build a foundation for a better community bank should result in continual improvement in our future financial performance.

On behalf of the Board of Directors, I would like to take this opportunity to thank our customers, our associates and our stockholders for their continued support of First BancTrust. I am confident that together we will continue to grow and to realize the full potential of our company.

Sincerely,

Terry J. Howard
President and Chief Executive Officer

March 11, 2005

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

The Company originates loans and solicits deposits through the Bank, but otherwise conducts no significant business, except through the Bank, the Bank's subsidiary, Community Finance Center, Incorporated, and the Company's subsidiaries First Charter Service Corporation and ECS Service Corporation. Community Finance Center, Incorporated provides retail consumer lending to the Bank's market area. Beginning in October, 2004, activities formerly provided through First Charter Service Corporation were conducted under a third-party agreement between First Advisors Financial Group and First Bank and Trust. First Advisors provides securities brokerage, asset management services, and other investment services and also engages in the sale of tax deferred annuities, and other insurance products. ECS Service Corporation, doing business as Edgar County Title, provides abstracting services and title insurance for the Bank's market area. All references to the Company include the Bank and subsidiaries, unless otherwise indicated.

"SAFE HARBOR" STATEMENT

In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. The forward-looking statements are identifiable by the use of the terms "believes," "expects," "anticipates," "estimates," or similar expressions. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates), the impact of competition for the Company's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company has no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

FINANCIAL OVERVIEW

First BancTrust Corporation is a publicly held, Illinois-chartered stock savings bank. Our business activities are focused on community banking in east-central Illinois through a subsidiary, First Bank & Trust, s.b., which currently operates offices in Paris, Marshall and Savoy, Illinois. The Bank's activities are supplemented by the activities of our two other subsidiaries, Edgar County Title Company and First Charter Financial Services. In September

2003, we established a strategic alliance with First Advisor Financial Group to provide brokerage and investment services, insurance products and asset management to our customers.

The Company's efforts in 2004 were directed at laying the foundation that help build a better future for First BancTrust. Investments were made in both a new location and in product development to generate future growth in revenues and earnings. Those investments, as well as economic conditions, impacted the Company's financial performance. Net income in 2004 declined to $1.2 million or 51 cents per diluted share from $1.9 million or 81 cents per diluted share in 2003. These results reflect the 2-for-1 stock split that took effect May 21, 2004. Total assets increased to $230.9 million from $226.2 million. Net loans rose to $117.5 million from $106.4 million the year before. Deposits declined somewhat to $159.5 million from $163.0 million a year ago.

The cornerstone of the foundation for the future is the investments made over the past two years. They included the entire spectrum of business from mortgage lending and retail banking to commercial lending and trust services. The investment in the Savoy, Illinois location has already begun to provide significant growth opportunities. Deposits at Savoy at the end of 2004 were already $13 million, well above initial projections. Through the Savoy location, the Bank's presence in the Champaign-Urbana area is securely established, allowing further penetration of the important commercial lending market in that fast-growing area.

Similarly, the alliance established in 2003 with First Advisor Financial Group, which provides investment advisory and brokerage services, has exceeded expectations. That alliance extended our market area for trust services from our traditional area to country wide. First Advisors have established relationships with several corporate pension plans, and have referred the related safekeeping services to the Trust department. Trust assets grew to $115 million during 2004 from less than $11 million at the end of 2003. We expect fee income from trust operations to increase significantly in 2005 and anticipate increased demand for trust services. First Advisors increased their staff to assure continued growth in the future.

First Bank & Trust remains a community bank serving the needs of its communities and customers. The Bank experienced considerable success in 2004 with home equity lines of credit and expects to double that volume during 2005. It will continue to originate new mortgages and anticipates significant growth in household lending as the economy continues to improve and consumers become more confident about their personal finances. As a result, the Bank should realize increased income from originations, servicing, and sales of loans into the secondary market. Its deposit products continue to gain wider acceptance. Expanded product offerings include Health Savings Accounts, which are rapidly gaining favor in light of rising healthcare costs. All of these activities should result in increasing net non-interest income.

Continued growth is expected in the Bank's commercial loan portfolio, which increased substantially in 2004. Although the majority of new commercial business is likely to originate in the Champaign-Urbana area, the Bank's new commercial product lines should increase our market share in our traditional service area. Commercial deposit services have been enhanced as well. With these products in place and the ability to respond to the financial needs of commercial customers quickly, the Bank is positioned to aggressively expand its presence in the commercial market in the communities it serves.

The combination of the investments made in the past two years should manifest themselves in improved financial performance and more rapid growth in 2005 and beyond. The goal for 2005 is to return to the levels of revenue and earnings enjoyed in 2003 but without relying on a short-term phenomenon like mortgage refinancing. There are now in place new products that meet a whole spectrum of the customers' financial needs and efforts continue to develop additional products and services. The Company is poised to take advantage of improving economic conditions in its markets. Although much of the anticipated growth will be internal, the Company is also continuing to review opportunities for acquisitions. However, management will be disciplined and will act only if the opportunity makes economic sense. In short, the foundation for a better future for First BancTrust is in place.

RESULTS OF OPERATIONS

General

Net income for the year ended December 31, 2004 decreased by $722,000, or 37.02% from $1,949,000 for the year ended December 31, 2003 to $1,228,000 for the year ended December 31, 2004. The decrease in net income is primarily due to a decrease in noninterest income and an increase in noninterest expense, partially offset by an increase in net interest income and decreases in the provision for loan losses and income tax expense. Return on average assets decreased to 0.54% for the year ended December 31, 2004 from 0.90% for the year ended December 31, 2003. Return on average equity decreased to 4.58% for the year ended December 31, 2004 from 7.38% for the year ended December 31, 2003.

Net Interest Income

Net interest income increased by $99,000 or 1.36% from $7.3 million for the year ended December 31, 2003 to $7.4 million for the year ended December 31, 2004. The primary reason for the increase in net interest income is a decrease in interest expense of $224,000, partially offset by a decrease in interest income of $125,000. The Company's net interest margin was 3.56% for the year ended December 31, 2004 compared to 3.68% for the year ended December 31, 2003.

The net interest margin decreased as a result of a slight decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 114.80% for the year ended December 31, 2003 to 114.22% for the year ended December 31, 2004. The average interest rate earned on interest-earning assets declined from 6.02% in 2003 to 5.68% in 2004, while the average balances increased from $197.5 million in 2003 to $207.4 million in 2004. The increase in earning assets was primarily due to the additional investment in loans and securities, which was funded by deposits and borrowings which increased earning liabilities. The average rate of interest-bearing liabilities decreased from 2.69% in 2003 to 2.42% in 2004, due to the declining rate environment. The average balance of interest-bearing liabilities increased from $172.0 million in 2003 to $181.5 million in 2004. Interest rate spread for 2004 declined slightly to 3.26% from 3.33% in 2003.

Projections for 2005 indicate that interest margin should increase as a result of an increase in the average rate earned on interest-earning assets. The ratio of average interest-earning assets to average interest-bearing liabilities is also expected to increase. Management's expectations include significant loan volume to be generated in the Savoy market in both commercial and residential real estate. Growth in home equity loans is also expected to occur in all markets. Interest margin should increase as assets are converted from investments and securities to higher yielding loans. Funds generated from maturities and principal repayments on investment securities, as well as deposit growth, will fund loan growth. Deposit growth is expected to occur in both the Savoy area by attracting new deposits, and in established markets by promoting a marketing strategy to increase existing customer relationships.

Interest Income - Total interest income was $11.8 million for the year 2004, a decrease of $125,000, or 1.05% from $11.9 million reported in 2003. Interest income from loans decreased by $439,000 from $8.5 million in 2003 to $8.0 million in 2004, and interest income from deposits with financial institutions decreased by $9,000 from $62,000 in 2003 to $53,000 in 2004, while investment income increased by $312,000 from $3.1 million in 2003 to $3.4 million in 2004, and dividend income from Federal Home Loan Bank stock increased from $238,000 in 2003 to $249,000 in 2004.

The following schedule compares average total loan balances by major categories for the years 2004 and 2003:

                                     Average Balance
                                  -------------------               %
                                    2004       2003     Change    Change
                                  --------   --------   -------   ------
                                      (Dollars in thousands)
Real Estate Loans
  One-to-four family              $ 35,673   $ 37,705   ($2,032)   -5.39%
  Multi-family                         444        279       165    59.14%
  Commercial                        11,716      9,862     1,854    18.80%
  Construction                       1,814      1,296       518    39.97%
  Agricultural                      15,263     13,263     2,000    15.08%
                                  --------   --------   -------   ------

Total real estate loans             64,910     62,405     2,505     4.01%
Agricultural production finance     13,915     12,317     1,598    12.97%
Commercial and industrial loans      8,377      7,167     1,210    16.88%
Consumer loans                      26,481     25,793       688     2.67%
                                  --------   --------   -------   ------

Total loans                        113,683    107,682     6,001     5.57%
Allowance for loan losses           (2,238)    (1,909)     (329)   17.23%
                                  --------   --------   -------   ------

Net loans                         $111,445   $105,773    $5,672     5.36%
                                  ========   ========   =======   ======

The average net loan portfolio increased by $5.7 million or 5.36% from $105.8 million in 2003 to $111.4 million in 2004. This was primarily a result of increases in average real estate loans of $2.5 million, average agricultural production finance loans of $1.6 million, average commercial and industrial loans of $1.2 million, and $688,000 in average consumer loans, partially offset by an increase in the allowance for loan losses of $329,000. The $2.5 million increase in average real estate loans was primarily a result of an increase in the average agricultural real estate loans of $2.0 million, an increase of $1.9 million in the average commercial real estate loans, partially offset by a decrease of $2.0 million in average one-to-four family real estate loans. Average multifamily real estate loans also increased by $165,000 in comparing 2004 to 2003, and average construction real estate loans increased by $518,000 from 2003 to 2004.

The decrease in the average one-to-four family residential loans resulted from the majority of new originations in 2004 being sold in the secondary market, as borrowers continued to opt for low fixed rate mortgages. New loan originations on one-to-four family residential properties totaled $23.6 million for 2004, with $17.2 million of these originations sold into the secondary market. Average commercial real estate loans increased by $1.9 million or 18.80% from an average of $9.9 million in 2003 to $11.7 million in 2004. The average balance of agricultural real estate loans increased by $2.0 million or 15.1% from an average balance of $13.3 million in 2003 compared to an average balance of $15.3 million in 2004. Agricultural production finance loans increased by $1.6 million or 13.0% from an average balance of $12.3 million in 2003 to an average balance of $13.9 million in 2004. Commercial and industrial loans increased by $1.2 million or 16.88% from an average balance of $7.2 million for 2003 compared to an average balance of $8.4 million for 2004. The new Savoy branch has significantly contributed to the overall loan portfolio growth by originating $12.1 million of new loans primarily in commercial and residential real estate, in 2004, which have an outstanding balance of $9.7 million at the end of 2004.

The decrease in loan interest income of $439,000 from 2003 to 2004 was primarily due to a decrease in the average rate earned on outstanding loans, partially offset by an increase in the average balance. The average yield on loans receivable decreased by 80 basis points from 8.02% in 2003 to 7.22% in 2004. The decrease in average loan yields in 2004 was caused by adjustable loans repricing to a lower rate, and new originations being priced lower than loans which were repaid. It is predicted that both short-term and long-term interest rates will moderately rise in 2005, which will affect the rates offered on new originations as well as adjustable loans repricing in 2005. Loan interest income for 2005 is also expected to increase as loan volume increases. The composition of the loan portfolio should continue to diversify, which should balance the level of risk associated with the portfolio. Loans will continue to be underwritten to current loan policy standards to ensure that they are priced according to the level of risk assumed.

Income from investments increased by $312,000 from $3.1 million in 2003 to $3.4 million in 2004. The increase was primarily due to a higher average balance in securities and to a lesser extent to a higher average rate. Average total investment securities were $87.9 million during 2004, a $10.0 million increase over the 2003 average of $81.9 million. The average rate of investments increased by 10 basis points, from 3.80% in 2003 to 3.90% in 2004, due to a slight interest rate increase. The increase in average investments was funded by deposit growth and advances from the Federal Home Loan Bank.

Interest Expense - Interest expense decreased from $4.6 million in 2003 to $4.4 million in 2004, a decrease of $224,000 or 4.8%. Interest expense on deposits declined from $3.2 million in 2003 to $2.9 million in 2004, a reduction of $317,000 or 9.9%. Interest expense on borrowings increased by $93,000 or 6.6% from $1.4 million in 2003 compared to $1.5 million in 2004.

Demand deposits, of which the largest component is Investor Checking Accounts, increased by $716,000 from an average balance of $56.4 million in 2003 to an average balance of $57.1 million in 2004. The average rate on demand deposits decreased from 1.43% in 2003 to 1.15% in 2004. Investor Checking Accounts, which have comparable rates to a money market product without the transaction limitations, averaged $38.9 million in 2004 compared to $41.0 million in 2003. Average money market accounts increased from an average of $9.0 million during 2003 to $9.9 million average balance for 2004.

Interest expense on savings accounts declined $15,000 from $130,000 in 2003 to $115,000 in 2004. The average rate paid on savings accounts decreased 35 basis points from an average rate of 1.31% paid in 2003 to an average rate of 0.96% paid in 2004. The average balance in savings accounts has increased from $9.9 million in 2003 to an average balance of $12.0 million in 2004.

Interest expense on certificates of deposit decreased by $157,000, or 6.9%, from $2.3 million in the year 2003 to $2.1 million in the year 2004 due to a decline in the average rate, offset by by an increase in the average balance. The average rate paid on certificates for 2004 declined by 34 basis points from 3.18% in 2003 to 2.84% in 2004. The average balance of certificate of deposits has increased by $3.2 million from $71.5 million in 2003 to $74.7 million in 2004.

Interest expense on Federal Home Loan Bank (FHLB) advances and other debt for 2004 was $1.5 million compared to $1.4 million in 2003. The increase was due to an increase in the average balance offset by a decrease in the average rate. The average balance of borrowings for 2004 was $37.8 million compared to $34.2 million for 2003. The additional borrowings were used to fund loans and purchase investment securities. Borrowings at the FHLB typically consist of fixed-term notes, and an open-end line of credit. The Company also occasionally purchases federal funds to fund short-term cash requirements. At December 31, 2004, all $40.5 million in borrowings from the Federal Home Loan Bank were fixed rate, fixed term advances; however, $25.5 million had convertible options. Advances with convertible options have a specific "lock-out" period, usually one to three years when the interest rate is fixed, and thereafter, the Federal Home Loan Bank has the option quarterly to convert the advance to a quarterly adjustable advance. If the advance is converted to an adjustable rate, the Company has the option to prepay principal on each quarterly adjustment date. Federal funds purchased at December 31, 2004 totaled $2.0 million. The average rate on average FHLB advances and other debt decreased from 4.13% in 2003 to 3.98% in 2004.

Average Balance Sheet

The following table presents the average balance sheet for the Company for the years ended December 31, 2004, 2003, and 2002, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The yields or costs are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown. The yields and costs include fees, which are considered adjustments to yields.

                                                             As of                        Year Ended
                                                       December 31, 2004               December 31, 2004
                                                     ----------------------   ---------------------------------
                                                      Ending      Average      Average                Average
                                                      Balance    Yield/Rate    Balance    Interest   Yield/Rate
                                                                       (Dollars in thousands)
INTEREST-EARNING ASSETS
    Deposits with financial institutions(1)          $   2,742         2.02%  $   3,880   $     53         1.37%
    Securities                                          88,723         4.04%     87,896      3,427         3.90%
    Loans receivable, net (2)                          117,586         6.96%    111,445      8,045         7.22%
    Federal Home Loan Bank stock                         4,256         6.00%      4,129        249         6.03%
                                                     ---------         ----   ---------   --------         ----
      Total interest-earning assets                    213,307         5.66%    207,350     11,774         5.68%
                                                                       ----               --------         ----
    Non-interest-earning assets                         17,617                   19,033
                                                     ---------                ---------
      Total assets                                   $ 230,924                $ 226,383
                                                     =========                =========
INTEREST-BEARING LIABILITIES
    Deposits:
      Demand                                         $  51,895         1.16%  $  57,086   $    659         1.15%
      Savings                                           11,733         0.87%     11,989        115         0.96%
      Certificates of deposits of $100,000 or more      21,069         3.14%     20,280        630         3.11%
      Other certificates                                56,889         2.78%     54,376      1,487         2.73%
    Borrowings                                          42,500         3.50%     37,801      1,506         3.98%
                                                     ---------         ----   ---------   --------         ----
    Total interest-bearing liabilities                 184,086         2.41%    181,532      4,397         2.42%
                                                                       ----               --------         ----
    Non-interest-bearing demand accounts                17,885                   15,104
    Non-interest-bearing liabilities                     1,406                    2,933
                                                     ---------                ---------
      Total liabilities                                203,377                  199,569
    Total equity capital(3)                             27,547                   26,814
                                                     ---------                ---------
      Total liabilities and equity capital           $ 230,924                $ 226,383
                                                     =========                =========
    Net average interest-earning assets              $  29,221                $  25,818
                                                     =========                =========
    Net interest income; interest rate spread(4)                                          $  7,377         3.26%
                                                                                          ========         ====
    Net interest margin(5)                                                                                 3.56%
                                                                                                           ====
    Average interest-earning assets to average
      interest-bearing liabilities                                               114.22%
                                                                              =========

----------

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

(5) Net interest margin is net interest income divided by net average interest-earning assets.

                                                                         Year ended December 31,
                                                    ----------------------------------------------------------------
                                                                 2003                             2002
                                                    -------------------------------  -------------------------------
                                                     Average              Average     Average              Average
                                                     Balance   Interest  Yield/Rate   Balance   Interest  Yield/Rate
                                                                         (Dollars in thousands)
INTEREST-EARNING ASSETS
    Deposits with financial institutions(1)         $   5,970  $     62        1.04% $   6,193  $     98        1.58%
    Securities                                         81,902     3,115        3.80%    72,150     3,681        5.10%
    Loans receivable, net (2)                         105,773     8,484        8.02%   105,171     9,089        8.64%
    Federal Home Loan Bank stock                        3,864       238        6.16%     3,067       164        5.35%
                                                    ---------  --------        ----  ---------  --------        ----
      Total interest-earning assets                   197,509    11,899        6.02%   186,581    13,032        6.98%
                                                               --------        ----             --------        ----
    Non-interest-earning assets                        19,218                           17,176
                                                    ---------                        ---------
      Total assets                                  $ 216,727                        $ 203,757
                                                    =========                        =========
INTEREST-BEARING LIABILITIES
    Deposits:
      Demand                                        $  56,370  $    804        1.43% $  56,329  $  1,299        2.31%
      Savings                                           9,944       130        1.31%     8,337       167        2.00%
      Certificates of deposits of $100,000 or more     16,643       582        3.50%    15,080       600        3.98%
      Other certificates                               54,840     1,692        3.09%    56,069     2,271        4.05%
    Borrowings                                         34,245     1,413        4.13%    26,205     1,188        4.53%
                                                    ---------  --------        ----  ---------  --------        ----
    Total interest-bearing liabilities                172,042     4,621        2.69%   162,020     5,525        3.41%
                                                               --------        ----             --------        ----
    Non-interest-bearing demand accounts               14,599                           12,277
    Non-interest-bearing liabilities                    3,671                            1,919
                                                    ---------                        ---------
      Total liabilities                               190,312                          176,216
    Total equity capital(3)                            26,415                           27,541
                                                    ---------                        ---------
      Total liabilities and equity capital          $ 216,727                        $ 203,757
                                                    =========                        =========
    Net average interest-earning assets             $  25,467                        $  24,561
                                                    =========                        =========
    Net interest income; interest rate spread(4)               $  7,278        3.33%            $  7,507        3.57%
                                                               ========        ====             ========        ====
    Net interest margin(5)                                                     3.68%                            4.02%
                                                                               ====                             ====
    Average interest-earning assets to average
      interest-bearing liabilities                     114.80%                          115.16%
                                                    =========                        =========

----------

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

                                             Year Ended 12/31/2004                 Year Ended 12/31/2003
                                                  Compared to                           Compared to
                                             Year Ended 12/31/2003                 Year Ended 12/31/2002
                                        ------------------------------       ----------------------------------
                                        Increase (Decrease)                   Increase (Decrease)
                                              Due to                                Due to
                                        ------------------                   --------------------
                                        Volume       Rate         Net        Volume         Rate          Net
                                        ------      ------       -----       ------       -------       -------
                                                                   (in thousands)
Interest-earning assets:
  Interest-bearing demand deposits      ($  25)      $  16      ($   9)      ($   3)     ($    33)     ($    36)
  Securities                               232          80         312          454        (1,020)         (566)
  Loans receivable, net                    439        (878)       (439)          52          (657)         (605)
  Federal Home Loan Bank stock              16          (5)         11           47            27            74
                                        ------      ------      ------       ------      --------      --------
   Total interest-earning assets           662        (787)       (125)         550        (1,683)       (1,133)

Interest-bearing liabilities:
  Demand accounts                           10        (155)       (145)           1          (496)         (495)
  Savings accounts                          24         (39)        (15)          28           (65)          (37)
  Certificates of deposit                  104        (261)       (157)          10          (607)         (597)
  Borrowings                               129         (36)         93          339          (114)          225
                                        ------      ------      ------       ------      --------      --------
    Total interest-bearing
      liabilities                          267        (491)       (224)         378        (1,282)         (904)
                                        ------      ------      ------       ------      --------      --------
    Net change in net interest
      income                             $ 395      ($ 296)      $  99        $ 172      ($   401)     ($   229)
                                        ======      ======      ======       ======      ========      ========

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2004 was $515,000 compared to $728,000 for the year ended December 31, 2003, a decrease of $213,000 or 29.3%. The provision for both periods reflects management's analysis of the Company's loan portfolio based on the information which was available to it at such time. In particular, management meets on a quarterly basis to review the adequacy of the allowance for loan losses by classifying loans in compliance with regulatory classifications. Classified loans are individually reviewed to arrive at specific reserve levels for those loans. Once the specific portion for each loan is calculated, management calculates a historical portion for each category based on a combination of loss history adjusted for current national and local economic conditions, trends in delinquencies and charge-offs, trends in volume and term of loans, changes in underwriting standards, and industry conditions. Chargeoffs for 2004 were $437,000 compared to $659,000 for the year 2003, which were partially offset by recoveries of $98,000 in 2004 compared to recoveries of $93,000 in 2003. Chargeoffs in 2004 included $67,000 from two borrowers on commercial real estate loans, and $75,000 from five borrowers on commercial and industrial loans. Chargeoffs on vehicle loans decreased from $222,000 in 2003 to $155,000 in 2004, while chargeoffs on one-to-four family real estate loans decreased from $118,000 in 2003 to $63,000 in 2004. While Company management believes that the allowance for loan losses is sufficient based on information currently available, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additional chargeoffs which may adversely affect net income.

Noninterest Income

Noninterest income totaled $3.5 million in 2003, compared to $3.8 million in 2003, a decrease of $350,000 or 9.1 %, primarily due to decreases in net gains on loan sales, abstract and title fees, and other service charges and fees, partially offset by increases in customer service fees and loan servicing fees.

Customer service fees increased by $117,000 or 15.3% from $766,000 for the year ended December 31, 2003 to $884,000 for the year ended December 31, 2004. The $117,000 increase was primarily a result of increases in non-sufficient funds and overdraft fees generated from "Safety-Net Checking" accounts. The "Safety-Net Checking" product provides overdraft protection in the form of a pre-approved amount of overdrafts, normally up to $500. At December 31, 2004 there were 1,455 "Safety-Net Checking" accounts compared to 1,189 at December 31, 2003. The majority of new consumer accounts opened are "Safety-Net Checking" as it also has no minimum balance requirements. Expectations are that as the number of accounts will continue to rise, related non-sufficient funds and overdraft fees will also increase due to the increased volume of accounts.

Other service charges and fees decreased $97,000 from $885,000 for the year ended December 31, 2003 to $789,000 for the year ended December 31, 2004. The 10.93% decrease was primarily due to a $123,000 decrease in loan fees generated from loans sold into the secondary market, partially offset by an $18,000 increase in debit card fees. Loan fees generated from residential loans sold into the secondary market were $190,000 for the year ended December 31, 2003 compared to $67,000 for the year ended December 31, 2004. This occurred as a result of a decrease in secondary market loan sales from $45.6 million in 2003 to $17.8 million in 2004. Interchange fees earned from debit card use increased from $66,000 for the year ended December 31, 2003 to $84,000 for the year ended December 31, 2004. The number of debit card transactions processed in 2004 increased 62,827 or 42.4% from 148,339 transactions processed in 2003 to 211,166 transactions processed in 2004. The total dollar volume of transactions also increased by $2.1 million from $5.3 million in 2003 to $7.4 million in 2004.

Net gains on loan sales decreased $401,000 from $735,000 for the year ended December 31, 2003 to $334,000 for the year ended December 31, 2004. Net gains on loan sales are comprised of actual cash gains at the time of sale, and the gain recognized from the capitalization of the related loan servicing assets. When a loan is sold into the secondary market and the servicing rights to that loan are retained, an asset is created representing the future payment stream of the servicing which is recognized as income from the loan sale. Cash gains on the sales of loans decreased by $134,000 from $288,000 for the year ended December 31, 2003 to $154,000 for the year ended December 31, 2004. The gain recognized from the capitalization of servicing assets decreased by $267,000 from $447,000 during 2003 to $180,000 for 2004. Loans sold into the secondary market during 2004 were $17.8 million, compared to $45.6 million in loans sold into the secondary market during 2003. The Company sells both one-to-four family residential loans and agricultural loans in the secondary market, although in 2004, all loans sold into the secondary market were one-to-four residential loans.

Loan servicing fees for the year ended December 31, 2004 were $658,000 compared to $526,000 for the year ended December 31, 2003, an increase of $132,000 or 25.13% due to an increase in loans serviced for others. Average one-to-four residential loans serviced for others totaled $78.0 million for 2004, compared to $70.3 million for 2003.

Brokerage fees remained stable, only increasing by $9,000 from $63,000 in 2003 to $72,000 in 2004. In September, 2003 a new alliance was formed with First Advisor Financial Group to provide brokerage and investment services, insurance products, and asset management to the Bank's customer base. Through September, 2004, the Company paid all of the associated expenses through First Charter Service Corporation, and then shared a percentage of the commission income with First Advisors. In October, 2004, the arrangement shifted, and First Advisors assumed the control of the accounts and the associated expenses, and paid the Company a similar percentage of the gross commissions for the last quarter in 2004. Beginning in 2005, this arrangement will be with the Bank, and First Charter Service Corporation will become dormant as a subsidiary.

Abstract and title fees decreased by $105,000 or 23.8% from $439,000 for the year ended December 31, 2003 to $335,000 for the year ended December 31, 2004. The $105,000 decrease was a result of a decreased volume of business due to the decrease of loan originations by lenders from 2003 to 2004.

Noninterest Expense

Total noninterest expense increased from $7.5 million in 2003 to $8.6 million in 2004, an increase of $1.1 million or 14.4% due primarily to increases in salaries and benefits expense, net occupancy expense, equipment expenses, professional fees, marketing expense, and other expenses and a decrease in the recovery of previously identified impairment of servicing rights, partially offset by a decrease in amortization of loan servicing rights.

Salaries and employee benefits expense increased by $516,000 or 12.5% from $4.1 million for the year ended December 31, 2003 compared to $4.6 million for the year ended December 31, 2004. Salaries increased by $352,000 from $2.8 million for the year ended December 31, 2003 to $3.1 million for the year ended December 31, 2004, due to the addition of five full-time employees, and five part-time employees. The majority of the employee additions are a result of the branch expansion into Savoy. The increase in employee benefits of $164,000 was primarily due to increased group health insurance and increased Employee Stock Ownership Plan ("ESOP") expense. Health insurance expense for the year ended December 31, 2003 was

$346,000 compared to $385,000 for the year ended December 31, 2004. The $39,000 increase was a result of both increases in premiums and number of participants. ESOP expense increased $60,000 from $320,000 for the year ended December 31, 2003 to $380,000 for the year ended December 31, 2004, due to a higher average share price. The monthly expense for the ESOP is determined by the average share price in the open market for the month, and as the monthly average share price increases, the ESOP expense increases accordingly. Salaries and employee benefits expense will again increase in 2005, as a full year of the Savoy employee additions for salary and benefits are charged to expense.

Net occupancy expenses increased by $110,000 or 46.6% from $235,000 for the year ended December 31, 2003 compared to $345,000 for the year ended December 31, 2004. Equipment expenses increased by $132,000 or 20.3% from $654,000 for the year ended December 31, 2003 compared to $786,000 for the year ended December 31, 2004. In August, 2004, the Savoy branch moved into their new facility. The increase in occupancy expense results from the building lease on the new facility, and the depreciation of leasehold improvements. The $133,000 increase in equipment expense is a result of an increase in lease expense. Operating leases in effect during 2004 included new leases originated in 2004 for the furniture and equipment for the Savoy branch, and for replacing and updating computer network equipment.

Professional fees totaled $481,000 for the year ended December 31, 2004 compared to $282,000 for the year ended December 31, 2003. The increase of $199,000 was primarily due to $168,000 in increased consulting fees, of which $92,000 was for the retention of an investors relations firm at the corporate level. Other consulting fees incurred in 2004 included fees incurred for compliance issues and a comprehensive information technology audit. Professional fees are expected to increase significantly in 2005, as the Company retains an outside accounting firm for assistance in the implementation of SOX 404 requirements in the documentation of the evaluation of financial reporting internal controls.

Foreclosed assets expense, net, decreased by $46,000 from $118,000 for the year ended December 31, 2003, to $71,000 for the year ended December 31, 2004, a 39.1% decrease. The decease was due to a decrease in expenses associated with holding and disposing of real estate properties acquired through foreclosure. In addition, in 2004, several properties and repossessed assets were disposed resulting in a recognized gain. In both 2003 and 2004, foreclosed assets were primarily associated with one-to-four family residential properties.

Marketing expense increased by $65,000, from $278,000 for the year ended December 31, 2003, to $343,000 for the year ended December 31, 2004, a 23.4% increase. The increase was primarily a result of specific promotions announcing the move to the new facility in the Savoy, Illinois area. The Company expects marketing expense to stabilize in the future.

Printing and office supplies increased by $53,000 from $121,000 for the year ended December 31, 2003 to $175,000 for the year ended December 31, 2004. The increase was primarily due to additional expenses associated with expenditures for office supplies and printing expense for the new Savoy branch.

Amortization of loan servicing rights was $849,000 for the year ended December 31, 2003 compared to $630,000 for the year ended December 31, 2004, a decrease of $219,000. In 2003, amortization on loan servicing rights was accelerated due to the high level of prepayments on the related loans.

In 2002, when existing loan servicing assets were valued with estimated shorter lives due to the lower interest rate environment and accelerated prepayment speeds, the calculated value was substantially less than the book value of the servicing assets, identifying an impairment. The impairment of $683,000 was charged against earnings in 2002, and a valuation allowance was established for this amount. During subsequent valuations in 2003, the Company recognized a $416,000 recovery of the previously identified impairment, and in 2004, current valuations indicated an additional recovery of $242,000.

Other expenses increased $88,000 from $817,000 in 2003 to $905,000 in 2004, an increase of 10.7%. The increase was due primarily to increases in insurance expense, regulator supervisory fees, corporate NASDAQ fees, and charitable contributions. Insurance expense for 2004 increased $21,000 over 2003 primarily due to higher premiums in workers compensation and directors and officers insurance premiums. Regulatory supervisory fees assessed by the Bank's primary regulator, the Department of Financial and Professional Regulation for the State of Illinois, increased by $10,000 from 2003 to 2004 due to a slight change in the fee structure, an increased asset base, and the additional branch site at Savoy. NASDAQ expenses for 2004 increased by $13,000 over 2003 primarily due to the stock split in 2004 which generated some additional NASDAQ fees for the additional registered shares. Charitable contributions increased by $33,000 primarily due to a contribution to the local community hospital foundation for their capital campaign to fund an expansion project, and to additional contributions to a foundation to fund additional scholarships to area college students.

Income Tax Expense

Total income tax expense was $539,000 in 2004, compared to $932,000 in 2003, a decrease of $392,000 or 42.1%. The decrease of $392,000 is attributable to lower taxable income in 2004 of $1.8 million compared to $2.9 million in 2003. The effective tax rates for the years ended December 31, 2004 and December 31, 2003 were 30.5% and 32.3%, respectively.

FINANCIAL CONDITION

Total assets of the Company increased by $4.7 million or 2.1% to $230.9 million at December 31, 2004 from $226.2 million at December 31, 2003. The growth in total assets was due primarily to a $4.8 million increase in investment securities held to maturity, and an $11.0 million increase in loans, net of allowance for loan losses, partially offset by a $1.2 million decrease in cash and cash equivalents, and a $9.8 million decrease in investment securities available for sale. The overall increase in total assets was funded primarily by Federal Home Loan Bank advances and federal funds purchased.

The Company's cash and cash equivalents decreased by $1.2 million, from $10.3 million at December 31, 2003 to $9.1 million at December 31, 2004. Interest-bearing demand deposits with banks decreased by $971,000 from $3.7 million at December 31, 2003 to $2.7 million at December 31, 2004. Cash and due from banks decreased by $210,000 from $6.6 million at December 31, 2003 to $6.4 million at December 31, 2004.

Investment securities available for sale totaled $83.9 million at December 31, 2004 compared to $93.7 million at December 31, 2003, a decrease of $9.8 million. The decrease resulted from $34.5 million generated by calls, maturities, and pre-payments, $514,000 generated by sales proceeds, and amortization of premiums of $190,000, offset by $25.2 million in available for sale investment purchases, primarily in mortgage-backed securities, municipal bonds, and Federal Home Loan Bank ("FHLB") bonds. The decrease in securities available for sale was used primarily to fund loan growth and purchases of held-to-maturity securities.

In 2004, $5.0 million in purchases of mortgage-backed securities were designated to be held-to-maturity securities. The Company has the positive intent and ability to hold these securities until maturity. Repayments of $171,000 were received on these investments in 2004, resulting in a balance of $4.8 million at December 31, 2004 for investments in held-to-maturity securities.

Loans held for sale decreased by $315,000 from $453,000 at December 31, 2003 to $138,000 at December 31, 2004. Loans for sale at December 31, 2004 consisted entirely of one-to-four family residential loans, which were in the process of being sold into the secondary market to the Federal Home Loan Mortgage Corporation and Illinois Housing Development Authority.

The Company's net loan portfolio increased by $11.0 million or 10.4%, from $106.4 million at December 31, 2003 to $117.4 million at December 31, 2004. Gross loans increased by $11.2 million, offset by an increase in the allowance for loan loss of $176,000. The commercial and agricultural real estate loan portfolios increased by $9.8 million from $24.0 million at December 31, 2003 to $33.8 million at December 31, 2004. Commercial real estate loans experienced $6.8 million in growth, of which more than half was generated by the new Savoy branch. Of the $10.3 million in 2004 originations, $6.3 million of these were originated in the Savoy market area. A commercial loan officer was brought on staff in Savoy in May 2004. Expectations are that in 2005 the Savoy branch will continue to originate a significant number of commercial real estate loans. Agricultural real estate or farmland loans grew by $3.0 million from $13.9 million at December 31, 2003 to $16.9 million at December 31, 2004. New farmland originations in 2004 totaled $5.5 million, and at December 31, 2004, the average balance of agricultural real estate loans was $76,000, which was $13,000 higher than the average loan balance at December 31, 2003.

Agricultural production finance loans at December 31, 2004 totaled $13.6 million as compared to $12.4 million at December 31, 2003. New originations for 2004 totaled $11.8 million, and the average outstanding balance of agricultural production finance loans at December 31, 2004 had increased by $6,000 from $47,000 at December 31, 2003 to $53,000 at December 31, 2004. Agricultural production finance loans are generally secured by farm equipment, grain inventory, livestock and crops.

Loans secured by 1-4 family residences increased by $1.1 million from December 31, 2003 to December 31, 2004. Home equity loans have grown by $2.6 million in 2004, from $900,000 at December 31, 2003 to $3.5 million outstanding at December 31, 2004, while closed-end first and second mortgage loans have decreased by $1.5 million from $35.6 million at December 31, 2003 compared to $34.1 million at December 31, 2004. Real estate construction loans have decreased by $759,000 from December 31, 2003 to December 31, 2004 due to a decrease in both the number of loans outstanding and the average balance.

Consumer loans decreased by $388,000 from $25.6 million at December 31, 2003 to an outstanding balance of $25.2 million at December 31, 2004. The decrease was primarily attributable to a reduction in vehicle loans, which decreased by $234,000 from a $21.0 million balance at December 31, 2003 to a balance of $20.8 million at December 31, 2004, due to a slight reduction in the number of vehicle loans in the portfolio.

At December 31, 2004, the allowance for loan losses was $2.3 million or 1.92% of the total loan portfolio compared to $2.1 million or 1.96% at December 31, 2003. The Company's net chargeoffs were $339,000 for 2004 compared to $566,000 for 2003. Delinquent loans overdue by 90 days or more totaled $443,000 or 0.37% of total loans at December 31, 2004 compared to $1.1 million or 1.04% of total loans at December 31, 2003.The Company's non-performing loans, which include loans delinquent 90 days or more and troubled debt restructurings, were $1.6 million or 1.31% of total loans at December 31, 2004, compared to $2.5 million or 2.35% of total loans at December 31, 2003. Non-performing assets, which include non-performing loans and foreclosed assets totaled $1.8 million at December 31, 2004 compared to $2.6 million at December 31, 2003. Troubled debt restructurings are loans which are modified due to the borrower's financial difficulties, to terms which the Bank might not have otherwise considered. Once these loans are restructured, they continue to be monitored until they have performed according to the terms of the modification for at least one year with no late payments. At December 31, 2004, troubled debt restructurings totaled $1.1 million, compared to $1.4 million at December 31, 2003. Nonperforming assets and troubled debt restructurings as of percentage of total loans decreased from 2.35% at December 31, 2003 to 1.31% at December 31, 2004. The Company's nonperforming assets and troubled debt restructurings at December 31, 2004 consist primarily of restructured commercial and agricultural loans and nonperforming loans primarily secured by residences and farming assets. Included in the $1.1 million of troubled debt restructurings are restructured agricultural loans of $898,000 which are 90% guaranteed for $808,000 by the Farmers Home Administration, thereby limiting the Company's exposure on those loans. The Company will monitor changes in the composition of the loan portfolio due to new loan growth in Savoy to ensure that the allowance is adequate. Management reviews the adequacy of the allowance for loan losses quarterly, and believes that its allowance is adequate; however, the Company cannot assure that future chargeoffs and/or provisions will not be necessary.

Premises and equipment for December 31, 2004 was $3.1 million, a $308,000 or 11.1% increase from the December 31, 2003 total of $2.8 million. Purchases of premises and equipment for 2004 totaled $670,000, which was primarily for leasehold improvements and equipment for the Savoy facility. Depreciation of premises and equipment for 2004 increased by $107,000 from $218,000 for the year ended December 31, 2003 to $325,000 for the year ended December 31, 2004.

Federal Home Loan Bank stock increased $249,000 from $4.0 million at December 31, 2003 to $4.3 million at December 31, 2004. The 6.2% increase is the result of dividends received in the form of additional stock.

Foreclosed assets have increased by $94,000 from $96,000 at December 31, 2003 to $190,000 at December 31, 2004. As of December 31, 2004, the Company had five foreclosed real estate properties totaling $127,000 which consisted of four single family dwellings and one nonresidential real estate property. Other repossessed assets consisted of $63,000, primarily repossessed vehicles. Foreclosed assets are carried at lower of cost or net realizable value. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Loan servicing rights decreased $207,000 from $964,000 at December 31, 2003 to $757,000 at December 31, 2004. The decrease was due to amortization of loan servicing rights, offset by newly capitalized assets and a partial recovery of a previously identified impairment. Capitalized servicing assets for 2004 were $180,000 compared to $447,000 for 2003, while total loans sold in the secondary market in 2004 were $17.8 million compared to $45.6 million during 2003. An independent valuation of servicing assets is obtained quarterly, to establish the market value of the assets using current prepayment assumptions. In 2002, the independent valuation of the servicing assets was substantially less than the recorded book value of the servicing assets, identifying an impairment. As a result, a provision for the valuation allowance of $683,000 was recorded and charged against earnings in 2002. In 2003, subsequent valuations of the servicing assets indicated a partial recovery of the impairment of $416,000. Additional recoveries of $242,000 were indicated in 2004 by current year valuations. As prepayment speeds slow due to rising interest rates, the remaining life of the servicing asset increases, which in turn will increase the market value of the servicing assets. The valuation allowance for loan servicing rights at December 31, 2004 is $24,000 compared to $267,000 at December 31, 2003. Amortization of servicing rights amounted to $630,000 in 2004 compared to $849,000 in 2003. The original amount capitalized is recognized as a gain and is included as gain on sale of loans in the income statement. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

Cash surrender value of life insurance increased from $4.3 million at December 31, 2003 to $4.5 million at December 31, 2004. The increase of $177,000 was due to a net increase in the cash surrender value of $177,000.

Other assets decreased from $827,000 at December 31, 2003 to $510,000 at December 31, 2004, a decrease of $317,000. The decrease was partially due to a decrease of $333,000 in refundable income taxes. At December 31, 2003 income taxes were overpaid by $333,000 and at December 31, 2004 the income taxes calculation resulted in a liability.

The Company's total deposits decreased from $163.0 million at December 31, 2003 to $159.5 million at December 31, 2004, a decrease of $3.6 million or 2.18%. The decrease in total deposits was due to an $8.2 million decrease in savings, NOW and money market accounts offset by a $2.4 million increase in demand deposits, and a $2.2 million increase in certificates of deposit. Deposits generated from the Savoy branch totaled $10.2 million, from $3.1 million at December 31, 2003 to $13.3 million at December 31, 2004.

Savings, NOW and money market accounts decreased by $8.2 million from $71.8 million at December 31, 2003 to $63.6 million. Investor Checking, the largest component of NOW account deposits was $34.5 million at December 31, 2004 compared to $40.7 million at

December 31, 2003, a decrease of $6.2 million. Investor Checking was introduced several years ago as a product with comparable rates to money market accounts, without withdrawal restrictions. As interest margins continued to tighten during 2004, the tier structure of this product was modified, and rates were realigned to more resemble a NOW account rather than a money market. The weighted average interest rate for investor checking at December 31, 2004 was 1.14% compared to the weighted average interest rate of 1.31% for money market accounts at December 31, 2004. At December 31, 2003, the weighted average rate of interest for investor checking was 1.30% compared to a weighted average rate of interest for money market accounts of 1.31% at December 31, 2003. The average balance of investor checking accounts is $34,800 at December 31, 2004 compared to $36,200 at December 31, 2003, while the number of accounts declined from 1,125 at December 31, 2003 to 992 at December 31, 2004. Other NOW accounts declined by $2.5 million from $10.2 million at December 31, 2003 to $7.7 million at December 31, 2004. This decline was primarily due to a reduction in the balance of public entity accounts of $2.9 million, which was partially offset by a slight increase of $354,000 in other consumer NOW accounts.

Money market accounts have grown by $342,000 in 2004, which was comprised of an increase in consumer money market accounts of $977,000 offset by a decrease in business money market accounts of $635,000. The growth in consumer money market accounts was primarily a result of interest-sensitive customers converting investor checking accounts to a higher earning money market account.

Savings accounts have grown from $11.5 million at December 31, 2003 to $11.7 million at December 31, 2004, an increase of $191,000. Signature savings accounts, a traditional savings product, decreased by $353,000 from $9.6 million at December 31, 2003 to $9.3 million at December 31, 2004. While the account volume has decreased from 3,815 at December 31, 2003 to 3,325 at December 31, 2004, the average balance per account has increased. Monthly service charges were assessed beginning in 2004 on low-balance accounts. "Pay Yourself First" savings accounts are structured so interest is paid on a tiered basis, with the requirement of an automatic transfer from a bank checking account at least monthly. At December 31, 2004, "Pay Yourself First" savings accounts increased to $1.9 million compared to $1.5 million at December 31, 2003, an increase of $424,000. The number of accounts has also increased from 558 at December 31, 2003 to 635 at December 31, 2004. Introduced at the end of 2004, was a health savings account, to be used with high deductible health insurance plans. These accounts allow account holders with high deductible health insurance plans to set aside in an account an amount up to the amount of the deductible each year. The funds are available to the account holder to fund qualified medical expenses. If the funds are not used for medical purposes, they can accumulate in the account and earn interest. There were two accounts opened by December 31, 2004. The health savings accounts are expected to increase as more employers offer high deductible insurance plans to their employees.

Demand or non-interest bearing accounts have increased by $2.4 million from $15.5 million at December 31, 2003 to $17.9 at December 31, 2004, a 15.4% increase. Consumer demand checking accounts increased by $1.8 million from $10.9 million at December 31, 2003 to $12.7 million at December 31, 2004. One of the sources of this growth was in the "Safety-Net Checking" product which offers a fixed amount of overdraft protection, usually $500. Safety-net checking accounts numbered 1,455 for a total balance of $2.0 million at December 31, 2004 compared to 1,189 accounts totaling $1.2 million at December 31, 2003, an increase of $800,000. A new product introduced in 2004 was "Student Checking" which is targeting college students. This new product is for students aged 18-23, and offers a checking product with no service charges or minimum balance requirements, with the option of adding a $100 "Safety-Net" for overdraft protection, and free debit card and online banking. At December 31, 2004, 98 student checking accounts had been opened with a total balance of $38,000 at December 31, 2004. Business demand accounts increased by $537,000 from $3.5 million at December 31, 2003 to $4.1 million at December 31, 2004. The business product line has been expanded in 2004, to offer a variety of products to meet the needs of different types of businesses. Different products have been tailored for the small business owner, non-corporate and non-profit organizations, and for commercial businesses. All of the new business products can have an additional feature called "e-business" added to the accounts which allows for funds management between accounts. At December 31, 2004, business accounts numbered 275 compared to 246 accounts at December 31, 2003.

Certificates of deposit have increased by $2.2 million from $75.7 million at December 31, 2003 to $77.9 million at December 31, 2004. This growth was entirely due to the Savoy branch which experienced $8.7 million growth in certificates of deposit, from $2.6 million at December 31, 2003 to $11.3 million at December 31, 2004, which was partially offset by a reduction of $4.5 million in the amount of brokered deposits from $6.9 million at December 31, 2003 to $2.4 million at December 31, 2004. At December 31, 2004, the special certificate of deposit offered was a 2.672% certificate of deposit for an eleven-month term or a 2.967% certificate of deposit for a twenty-one month term. At December 31, 2004, the weighted average rate on certificates of deposits was 2.88% compared to 2.95% at December 31, 2003. At December 31, 2004, time deposits $100,000 or more totaled $21.1 million compared to $19.7 million at December 31, 2003.

Federal funds purchased at December 31, 2004 were $2.0 million and were used to provide short-term funds. Federal Home Loan Bank advances and other debt at December 31, 2004 was $40.5 million, an increase of $5.0 million over the December 31, 2003 balance of $35.5 million. The $5.0 million net increase was a result of proceeds from a Federal Home Loan Bank ten year fixed-rate convertible advance totaling $5.0 million with a 2.37% fixed interest rate until November, 2005. At December 31, 2004, borrowings consisted of $40.5 million in long-term fixed rate advances, of which $25.5 million are fixed-rate convertible advances. Convertible advances have specific lock-out periods, usually one to three years, after which the Federal Home Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment. At December 31, 2004 the average rate on Federal Home Loan Bank advances was 3.54% compared to 4.04% at December 31, 2003.

Other liabilities increased by $185,000 from $777,000 at December 31, 2003 to $962,000 at December 31, 2004, resulting primarily from increases in accrued payroll expense and deferred compensation.

Stockholders' equity at December 31, 2004 was $27.6 million compared to $26.4 million at December 31, 2003, an increase of $1.2 million. The increase was a primarily a result of increases in retained earnings, additional paid-in capital, unallocated employee stock ownership plan shares and unearned incentive plan shares partially offset by an increase in treasury stock. Retained earnings increased by $653,000 primarily due to net income of $1.2 million offset by dividends declared and paid of $575,000. The change of $176,000 in unallocated employee stock ownership plan shares was due to the allocation of 30,408 shares to plan participants. The change of $113,000 in unearned incentive plan shares was due the allocation of 13,704 shares to recipients. The change of $223,000 in additional paid-in capital was primarily due to the allocations of employee stock ownership shares and incentive plan shares. Treasury stock increased by $69,000 from the purchase of 5,600 treasury shares during 2004. All repurchased shares are held as treasury shares to be used for general corporate purposes.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2004. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

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

Mortgage Servicing Rights - Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and a corresponding charge to the income statement.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004, the total amount of certificates scheduled to mature in the following 12 months was $47.7 million.

The following table presents additional information about our contractual obligations as of December 31, 2004, which by their terms have contractual maturity and termination dates subsequent to December 31, 2004 (dollars in thousands):

                                          Next 12     13-36       37-60      More than
                                          Months      Months      Months     60 Months     Totals
                                         --------    --------    --------    ---------    --------
CONTRACTUAL OBLIGATIONS:
  Certificates of deposit                $ 47,696    $ 16,397    $ 11,773    $   2,092    $ 77,958
  Federal Home Loan Bank advances               -       8,000       5,000       27,500      40,500
  Minimum operating lease commitments         444         463         199            0       1,106
                                         --------    --------    --------    ---------    --------

    Totals                               $ 48,140    $ 24,860    $ 16,972    $  29,592    $119,564
                                         ========    ========    ========    =========    ========

The Company's purchase obligations have no material impact on its cash flow or liquidity, and accordingly, have not been included in the above table.

At December 31, 2004, the Company had outstanding commitments to originate loans of $4.8 million. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $3.2 million, with the remainder at floating market rates. In addition, the Company had outstanding unused lines of credit to borrowers aggregating $7.2 million for commercial lines, and $3.8 million for consumer lines of credit. Outstanding commitments for letters of credit at December 31, 2003 totaled $56,000.

The following table presents additional information about our unfunded commitments as of December 31, 2004, which by their terms have contractual maturity dates subsequent to December 31, 2004 (dollars in thousands):

                          Next 12     13-36      37-60      More than
                          Months      Months     Months     60 Months      Totals
                          -------     ------     ------     ---------     --------
UNFUNDED COMMITMENTS:
  Letters of credit       $    56     $    -     $    -     $       -     $     56
  Lines of credit           8,501         73        141         2,296       11,011
                          -------     ------     ------     ---------     --------

    Totals                $ 8,557     $   73     $  141     $   2,296     $ 11,067
                          =======     ======     ======     =========     ========

The Company believes that it has adequate resources to fund all of its commitments. The Company's most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Company's operating, financing, lending and investing activities during any given period. The level of cash and cash equivalents at December 31, 2004 was $9.1 million. The Company's future short-term requirements for cash are not expected to significantly change. However, in the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available, such as Federal Home Loan Bank advances. With no parent company debt and sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company's cash and cash equivalents ("cash") decreased by $1.2 million in 2004 and $159,000 in the year ended December 31, 2003. Cash decreased in 2004 due to net cash used by investing activities of $7.3 million, partially offset by net cash provided by operating activities of $3.5 million and net cash provided by financing activities of $2.6 million. Cash provided by operating activities included net income of $1.2 million, plus non cash adjustments to net income including the proceeds from sales of loans originated for sale of $17.8 million, offset by $17.4 million of loans originated for sale and net gain on loan sales of $334,000, the provision for loan losses of $515,000, net amortization of premiums and discounts on securities of $190,000, depreciation and amortization of $325,000, compensation related to employee stock ownership and incentive plans of $487,000, and amortization of loan servicing rights of $630,000, partially offset by the recovery of $242,000 of a previously identified impairment of loan servicing rights.

Net cash used in investing activities included $30.2 million in purchases of available-for-sale and held-to-maturity securities, net originations of loans of $12.0 million, and the purchase of premises and equipment of $670,000, offset by proceeds from maturities of available-for-sale and held-to-maturity securities of $34.7 million, proceeds from sales of foreclosed assets of $357,000, and proceeds from sales of available-for-sale securities of $514,000. Cash provided by financing activities included an increase in certificates of deposits of $2.2 million, an increase in federal funds purchased of $2.0 million, and $5.0 million in proceeds for the issuance of Federal Home Loan Bank advances, offset by dividends paid of $575,000, a net decrease in demand deposits, money market, NOW and savings accounts of $5.8 million, and a net decrease of $202,000 in pass through payments received on loans sold.

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

Net cash used by investing activities included $91.7 million in purchases of available-for-sale securities, net originations of loans of $2.4 million, the purchase of director life insurance of $512,000, and the purchase of premises and equipment of $227,000, offset by proceeds from maturities of available-for-sale securities of $68.5 million, proceeds from sales of foreclosed assets of $442,000, and proceeds from sales of available-for-sale securities of $417,000. Cash provided by financing activities included a net increase in demand deposits, money market, NOW and savings accounts of $10.5 million, $10.0 million in proceeds for the issuance of Federal Home Loan Bank advances, and an increase in certificates of deposits of $5.2 million, offset by the repayment of $1.0 million of Federal Home Loan Bank advances, the purchase of treasury stock of $2.2 million, and dividends paid of $449,000.

The Bank is required to maintain regulatory capital sufficient to meet tier I leverage, tier I risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At December 31, 2004, the Bank exceeded each of its capital requirements with ratios of 11.2%, 20.3% and 21.6%, respectively.

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

The Company's key interest rate risk management tactics consists primarily of:
(i) emphasizing the attraction and retention of core deposits, which tend to be a more stable source of funding; (ii) emphasizing the origination of adjustable rate mortgage loan products and short-term commercial and consumer loans for the in-house portfolio, although this is dependent largely on the market for such loans; (iii) selling longer-term fixed-rate one-to-four family mortgage loans into the secondary market; and (iv) investing primarily in U.S. government agency investments and mortgage-backed securities.

Our ability to maintain net interest income depends upon earning a higher yield on assets than the rates we pay on deposits and borrowings and sustaining this positive interest rate spread during the fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities that either re-price or mature within a given period of time. The difference, or the interest rate re-pricing "gap", provides an indication of how an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, which mature or re-price in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to re-pricing or contractual maturity. Cumulatively, as of December 31, 2004, the amount of the Company's interest-bearing liabilities estimated to mature or re-price within one year exceeded the Company's earning assets with the same time characteristics by $26.7 million or 11.6% of the Company's total book assets.

                                        Daily        1 to 3        3 to 12       1 to 3        3 to 5        Over 5
                                       Reprice       Months        Months         Years         Years         Years         Total
                                      ---------     ---------     ---------     ---------     ---------     ---------     ---------
                                                                    (dollars in thousands)
Interest-earning Assets:
  Loans receivable, net (1,5,6)       $       0      $ 29,042      $ 21,838     $  39,018     $  19,558     $  10,430     $ 119,886
  Investment Securities (2,3,5,6)             0        15,112        17,914        22,147        19,245     $  14,305        88,723
  Interest-bearing Due From Banks         2,742             0             0             0             0             0         2,742
                                      ---------     ---------     ---------     ---------     ---------     ---------     ---------
      TOTAL                               2,742        44,154        39,752        61,165        38,803        24,735       211,351
                                      ---------     ---------     ---------     ---------     ---------     ---------     ---------
Interest-bearing Liabilities
   Deposits (4)                               0        75,245        36,079        16,397        11,773         2,092       141,586
   Borrowings                             2,000             0             0         8,000        10,000        22,500        42,500
                                      ---------     ---------     ---------     ---------     ---------     ---------     ---------
      TOTAL                               2,000        75,245        36,079        24,397        21,773        24,592       184,086
                                      ---------     ---------     ---------     ---------     ---------     ---------     ---------
Gap                                         742       (31,091)        3,673        36,768        17,030           143        27,265
                                      ---------     ---------     ---------     ---------     ---------     ---------     ---------

Cumulative Gap                        $     742     ($ 30,349)    ($ 26,676)    $  10,092     $  27,122     $  27,265     $  27,265
                                      =========     =========     =========     =========     =========     =========     =========
Cumulative Gap as a %
of Total Assets                             0.3%        -13.1%        -11.6%          4.4%         11.7%         11.8%         11.8%
                                      ---------     ---------     ---------     ---------     ---------     ---------     ---------

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

(3)   Securities are classified as available for sale and held to maturity.

(4)   Adjusted to reflect next likely reset period.

(5)   The cash flows for MBS receive an amortizing treatment.

(6) The cash flows for MBS are accelerated to reflect assumptions for prepayments.

The degree to which future Interest Margin is potentially negatively exposed to changes in market interest rates is known as EARNINGS-AT-RISK. To effectively evaluate Earnings-at-Risk, the Company employs an EARNINGS SIMULATION. The Earnings Simulation is a series of scenarios where 12 month future earnings are forecast holding market interest rates constant, forecast simulating rates rising progressively, and forecast simulating rates falling progressively. The interest rate environment where earnings are estimated to be lower than the "rates constant" scenario is the rate environment where earnings are "at risk".

The Earnings Simulation is the most robust and reliable technique for measuring Interest Rate Risk, and goes well beyond mere gap analysis. The Earnings Simulation ultimately flows from an option adjusted balance sheet cash flow forecast. The Simulation not only takes into account that cash flows are dynamic and their streams often change with shifts in market interest rates, but also the relative degrees with which the rates associated with various balance sheet items react and adjust to changes in market interest rates.

The following table sets forth the summarized results of the Earnings Simulation prepared as of December 31, 2004.

EARNINGS AT RISK
2005 Earnings Forecast With Rate Change Impact

                                     $ CHANGE         4Q-2005            $ CHANGE
                                   RATES FALLING      EARNINGS         RATES RISING
                                       100 BP         FORECAST            100 BP
                                                   (in thousands)
INTEREST INCOME
 FF Sold & Due From Banks                -28                46                28
 Securities                             -180             3,752               117
 Total Loans                            -218             8,436               213
 Other Interest Income                     0               249                 0
                                       -----            ------              ----
  TOTAL INTEREST INCOME                 -425            12,482               358

INTEREST EXPENSE
 NOW, MMDA & Savings                     -94               751                94
 Small CD's                             -142             1,564               142
 Large CD's                              -42               662                42
 Structured Debt                         -18             1,610                18
                                       -----            ------              ----
  TOTAL INTEREST EXPENSE                -296             4,588               296
                                       -----            ------              ----
NET INTEREST INCOME                     -129             7,894                61
                                       -----            ------              ----

 Provision Expense                         0               515                 0
 Non-Interest Income                       0             2,078                 0
 Non-Interest Expense                      0             7,422                 0
 Realized Security G/L                     0                 0                 0
 Income Before Taxes                       0             2,035                 0
 Taxes                                   -40               626                19
                                       -----            ------              ----

NET INCOME                               -89             1,409                42
                                       -----            ------              ----
% CHANGE IN NET INTEREST INCOME        -1.63%                               0.78%
                                       -----            ------              ----

The Company tends to be liability sensitive due to the levels of non-maturity deposits (Now, Savings, and MMDA), the offering rates of which are available to be reset at least monthly, and certificates of deposit that will mature within twelve months. The effect of interest rate increases on loans, since they are subject to competitive pressure, tends to lag behind change in market rates. This lag generally lessens the positive impact on net interest income during a period of rising interest rates. Based on information provided in the table, assuming no significant impact from competitive pressure, the effect of an increase in interest rates of 100 basis points would be an increase in annualized net interest income of approximately $61,000.

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

IMPACT OF ACCOUNTING CHANGES

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which sets accounting requirements for "share-based" compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require the Company to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. This Statement is effective for the Company on January 1, 2006. The effect to the Company in 2006 is estimated to be $131,000 based on the current stock options outstanding.

Emerging Issues Task Force (EITF) Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance.

American Institute of Certified Public Accountants (AICPA) Statement of Position
(SOP) No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. SOP 03-3 is effective for loans and debt securities acquired by the Company beginning January 1, 2005. The adoption of this new standard is not expected to have a material impact on the Company's financial statements.

                              REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors
 and Stockholders
First BancTrust Corporation
Paris, Illinois

We have audited the accompanying consolidated balance sheets of First BancTrust Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the financial position of First BancTrust Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/sig/ BKD, LLP

Decatur, Illinois
February 4, 2005

                          FIRST BANCTRUST CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2004 AND 2003


ASSETS

                                                                           2004             2003
                                                                       -------------    -------------
Cash and due from banks                                                $   6,371,394    $   6,581,064
Interest-bearing demand deposits                                           2,742,036        3,713,041
                                                                       -------------    -------------

       Cash and cash equivalents                                           9,113,430       10,294,105
                                                                       -------------    -------------

Available-for-sale securities                                             83,944,308       93,741,777

Held-to-maturity securities (fair value of $4,830,557)                     4,778,380                -

Loans held for sale                                                          137,925          453,342

Loans, net of allowance for loan losses of $2,300,452 and
  $2,124,297 at December 31, 2004 and 2003                               117,447,638      106,411,086

Premises and equipment                                                     3,088,241        2,780,691

Federal Home Loan Bank stock                                               4,255,500        4,006,300

Foreclosed assets held for sale, net                                         189,903           95,561

Interest receivable                                                        2,178,945        2,237,594

Deferred income taxes                                                              -           37,137

Loan servicing rights, net of valuation allowance of $24,191
  and $266,639 at December 31, 2004 and 2003                                 756,637          964,024

Cash surrender value of life insurance                                     4,523,326        4,345,976

Other assets                                                                 509,560          826,775
                                                                       -------------    -------------

       Total assets                                                    $ 230,923,793    $ 226,194,368
                                                                       =============    =============

See Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                               2004             2003
                                                                           -------------    -------------
LIABILITIES

    Deposits
       Demand                                                              $  17,885,444    $  15,494,812
       Savings, NOW, and money market                                         63,628,086       71,796,378
       Time                                                                   77,957,535       75,736,700
                                                                           -------------    -------------

           Total deposits                                                    159,471,065      163,027,890
                                                                           -------------    -------------
    Federal funds purchased                                                    2,000,000                -
    Federal Home Loan Bank advances                                           40,500,000       35,500,000
    Pass through payments received on loans sold                                  60,194          261,701
    Advances from borrowers for taxes and insurance                              137,889          109,285
    Deferred income taxes                                                        109,615                -
    Interest payable                                                             136,369          126,958
    Other                                                                        961,798          776,926
                                                                           -------------    -------------

           Total liabilities                                                 203,376,930      199,802,760
                                                                           -------------    -------------

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY
    Preferred stock, $.01 par value; authorized and unissued -
      1,000,000 shares
    Common stock, $.01 par value; authorized 5,000,000 shares;
      Issued 3,041,750 shares
      Outstanding - 2004 - 2,494,850 shares, 2003 - 2,500,450 shares              15,209           15,209
    Additional paid-in capital                                                14,802,655       14,579,685
    Retained earnings                                                         18,396,265       17,743,300
    Unearned incentive plan shares; 2004 - 85,126 shares, 2003 -
      98,830 shares                                                             (702,422)        (815,480)
    Unearned ESOP compensation; 2004 - 129,310 shares, 2003 -
      159,718 shares                                                            (747,302)        (923,034)
    Accumulated other comprehensive income                                       415,227          355,593
    Treasury stock, at cost
       Common: 2004 - 546,900 shares, 2003 - 541,300 shares                   (4,632,769)      (4,563,665)
                                                                           -------------    -------------
           Total stockholders' equity                                         27,546,863       26,391,608
                                                                           -------------    -------------

           Total liabilities and stockholders' equity                      $ 230,923,793    $ 226,194,368
                                                                           =============    =============

                           FIRST BANCTRUST CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                          2004              2003
                                                                      ------------      ------------
INTEREST AND DIVIDEND INCOME
    Loans
       Taxable                                                        $  7,980,443      $  8,445,980
       Tax-exempt                                                           64,193            38,003
    Securities
       Taxable                                                           3,043,768         2,771,604
       Tax-exempt                                                          382,813           343,367
    Dividends on Federal Home Loan Bank stock                              249,387           237,954
    Deposits with financial institutions and other                          53,490            62,066
                                                                      ------------      ------------

           Total interest and dividend income                           11,774,094        11,898,974
                                                                      ------------      ------------

INTEREST EXPENSE
    Deposits                                                             2,890,651         3,207,433
    Federal Home Loan Bank advances and other debt                       1,506,303         1,413,147
                                                                      ------------      ------------

           Total interest expense                                        4,396,954         4,620,580
                                                                      ------------      ------------

NET INTEREST INCOME                                                      7,377,140         7,278,394

PROVISION FOR LOAN LOSSES                                                  515,001           728,000
                                                                      ------------      ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                      6,862,139         6,550,394
                                                                      ------------      ------------

NONINTEREST INCOME
    Customer service fees                                                  883,920           766,457
    Other service charges and fees                                         788,503           885,260
    Net gains on loan sales                                                333,862           735,309
    Net realized gains on sales of available-for-sale securities            97,036           133,965
    Loan servicing fees                                                    658,487           526,237
    Brokerage fees                                                          71,676            62,704
    Abstract and title fees                                                334,846           439,491
    Other                                                                  300,832           269,106
                                                                      ------------      ------------

           Total noninterest income                                      3,469,162         3,818,529
                                                                      ------------      ------------

See Notes to Consolidated Financial Statements

                                                             2004               2003
                                                         ------------       ------------
NONINTEREST EXPENSE
    Salaries and employee benefits                       $  4,629,509       $  4,113,413
    Net occupancy expense                                     344,529            234,991
    Equipment expense                                         786,487            653,779
    Data processing fees                                      441,052            437,429
    Professional fees                                         481,039            281,772
    Foreclosed assets expense, net                             71,210            117,685
    Marketing expense                                         343,132            278,086
    Printing and office supplies                              174,757            121,370
    Amortization of loan servicing rights                     630,182            848,746
    Recovery of impairment of loan servicing rights          (242,448)          (416,448)
    Other                                                     904,996            817,200
                                                         ------------       ------------

           Total noninterest expense                        8,564,445          7,488,023
                                                         ------------       ------------

INCOME BEFORE INCOME TAXES                                  1,766,856          2,880,900

PROVISION FOR INCOME TAXES                                    539,123            931,501
                                                         ------------       ------------

NET INCOME                                               $  1,227,733       $  1,949,399
                                                         ============       ============

BASIC EARNINGS PER SHARE                                 $       0.54       $       0.85
                                                         ============       ============

DILUTED EARNINGS PER SHARE                               $       0.51       $       0.81
                                                         ============       ============

                           FIRST BANCTRUST CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                  COMMON STOCK
                                                              --------------------     ADDITIONAL PAID
                                                                SHARES     AMOUNT        -IN CAPITAL
                                                              ---------   --------     ---------------
BALANCE, JANUARY 1, 2003                                      2,731,420   $ 15,209      $ 14,444,010

    Comprehensive income
       Net income                                                     -          -                 -
       Change in unrealized appreciation on
          available-for-sale securities, net of taxes                 -          -                 -

           Total comprehensive income

    Dividends on common stock, $.175 per share                        -          -                 -
    Purchase of treasury stock (230,970 shares)                (230,970)         -                 -
    Incentive plan shares allocated (13,704 shares)                   -          -            (3,426)
    ESOP shares earned (30,408 shares)                                -          -           139,101
                                                              ---------   --------      ------------

BALANCE, DECEMBER 31, 2003                                    2,500,450     15,209        14,579,685

    Comprehensive income
       Net income                                                     -          -                 -
       Change in unrealized appreciation on
          available-for-sale securities, net of taxes                 -          -                 -

           Total comprehensive income

    Dividends on common stock, $.23 per share                         -          -                 -
    Purchase of treasury stock (5,600 shares)                    (5,600)         -                 -
    Incentive plan shares allocated (13,704 shares)                   -          -            (3,426)
    Tax benefit related to incentive plan                             -          -            25,129
    ESOP shares earned (30,408 shares)                                -          -           201,267
                                                              ---------   --------      ------------

BALANCE, DECEMBER 31, 2004                                    2,494,850   $ 15,209      $ 14,802,655
                                                              =========   ========      ============

See Notes to Consolidated Financial Statements

                                                                ACCUMULATED OTHER
    RETAINED         UNEARNED INCENTIVE      UNEARNED ESOP        COMPREHENSIVE
    EARNINGS             PLAN SHARES         COMPENSATION            INCOME         TREASURY STOCK          TOTAL
----------------     ------------------    ----------------     -----------------  ----------------   -----------------
$     16,243,149      $       (928,538)    $     (1,098,766)    $        993,257   $     (2,362,597)  $      27,305,724

       1,949,399                     -                    -                    -                  -           1,949,399

               -                     -                    -             (637,664)                 -            (637,664)
                                                                                                      -----------------

                                                                                                              1,311,735

        (449,248)                    -                    -                    -                  -            (449,248)
               -                     -                    -                    -         (2,201,068)         (2,201,068)
               -               113,058                    -                    -                  -             109,632
               -                     -              175,732                    -                  -             314,833
----------------      ----------------     ----------------     ----------------   ----------------   -----------------

      17,743,300              (815,480)            (923,034)             355,593         (4,563,665)         26,391,608

       1,227,733                     -                    -                    -                  -           1,227,733

               -                     -                    -               59,634                  -              59,634
                                                                                                      -----------------

                                                                                                              1,287,367

        (574,768)                    -                    -                    -                  -            (574,768)
               -                     -                    -                    -            (69,104)            (69,104)
               -               113,058                    -                    -                  -             109,632
               -                     -                    -                    -                  -              25,129
               -                     -              175,732                    -                  -             376,999
----------------      ----------------     ----------------     ----------------   ----------------   -----------------
$     18,396,265      $       (702,422)    $       (747,302)    $        415,227   $     (4,632,769)  $      27,546,863
================      ================     ================     ================   ================   =================

                           FIRST BANCTRUST CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                                2004               2003
                                                                          ----------------   ----------------
OPERATING ACTIVITIES
    Net income                                                            $      1,227,733   $      1,949,399
    Items not requiring (providing) cash
       Depreciation and amortization                                               325,332            217,838
       Provision for loan losses                                                   515,001            728,000
       Loss on foreclosed assets, net                                               10,580             42,443
       Donation of fixed assets                                                     21,031                  -
       Loss on sale of premises and equipment                                        6,315                  -
       Amortization of premiums and discounts on securities, net                   189,845            887,042
       Amortization of loan servicing rights                                       630,182            848,746
       Recovery for impairment of loan servicing rights                           (242,448)          (416,448)
       Deferred income taxes                                                       105,313            157,744
       Net realized gains on available-for-sale securities                         (97,036)          (133,965)
       Net gain on loan sales                                                     (333,862)          (735,309)
       Federal Home Loan Bank stock dividends                                     (249,200)          (237,954)
       Compensation related to ESOP and incentive plan                             486,631            424,465
       Loans originated for sale                                               (17,375,955)       (45,201,025)
       Proceeds from sales of loans originated for sale                         17,844,887         45,632,815
    Changes in
       Interest receivable                                                          58,649             62,431
       Cash surrender value of life insurance                                     (177,350)          (167,050)
       Other assets                                                                317,215           (722,232)
       Interest payable                                                              9,411             21,307
       Other liabilities                                                           210,001            (39,095)
                                                                          ----------------   ----------------

           Net cash provided by operating activities                             3,482,275          3,319,152
                                                                          ----------------   ----------------

INVESTING ACTIVITIES
    Purchases of available-for-sale securities                                 (25,243,873)       (91,737,490)
    Proceeds from maturities of available-for-sale securities                   34,532,091         68,473,021
    Proceeds from sales of available-for-sale securities                           514,236            416,855
    Purchases of held-to-maturity securities                                    (4,946,591)                 -
    Proceeds from maturities of held-to-maturity securities                        171,490                  -
    Net change in loans                                                        (12,013,569)        (2,352,060)
    Proceeds from sales of foreclosed assets                                       357,094            441,857
    Purchase of premises and equipment                                            (670,228)          (226,913)
    Proceeds from sales of premises and equipment                                   10,000                  -
    Purchase of life insurance                                                           -           (512,000)
                                                                          ----------------   ----------------

           Net cash used in investing activities                                (7,289,350)       (25,496,730)
                                                                          ----------------   ----------------

See Notes to Consolidated Financial Statements

                                                                               2004               2003
                                                                          ----------------   ----------------
FINANCING ACTIVITIES
    Net increase (decrease) in demand deposits, money market, NOW
      and savings accounts                                                $     (5,777,660)  $     10,471,512
    Net increase in certificates of deposit                                      2,220,835          5,220,997
    Net increase in short-term borrowings                                        2,000,000                  -
    Proceeds from Federal Home Loan Bank advances                                5,000,000         10,000,000
    Repayment of Federal Home Loan Bank advances and other debt                          -         (1,001,230)
    Net change in pass through payments received on loans sold                    (201,507)               948
    Net increase (decrease) in advances from borrowers for taxes
      and insurance                                                                 28,604            (23,600)
    Purchase of treasury stock                                                     (69,104)        (2,201,068)
    Dividends paid                                                                (574,768)          (449,248)
                                                                          ----------------   ----------------

           Net cash provided by financing activities                             2,626,400         22,018,311
                                                                          ----------------   ----------------

DECREASE IN CASH AND CASH EQUIVALENTS                                           (1,180,675)          (159,267)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                    10,294,105         10,453,372
                                                                          ----------------   ----------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                    $      9,113,430   $     10,294,105
                                                                          ================   ================

SUPPLEMENTAL CASH FLOWS INFORMATION

    Interest paid                                                         $      4,387,543   $      4,599,273

    Income taxes paid (net of refunds)                                    $         43,149   $      1,300,000

    Real estate acquired in settlement of loans                           $        462,016   $        394,778

    Tax benefit related to incentive plan                                 $         25,129   $              -

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

      SECURITIES

            Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

            Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

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

      LOANS

            Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of the net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

      ALLOWANCE FOR LOAN LOSSES

            The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

STOCK OPTIONS

      The Company has a stock-based employee compensation plan, which is described more fully in Note 16. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect of net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123R, Share-Based Payment, which is a revision to Statement No. 123, Accounting for Stock Based Compensation to stock based employee compensation. See
      Note 22 in regard to a future change in accounting principle.

                                                                                YEARS ENDED
                                                                          2004             2003
                                                                   -----------------------------------
Net income, as reported                                            $      1,227,733   $      1,943,399
Less: Total stock-based employee compensation cost
   determined under the fair value based method, net of
   income taxes                                                             130,644             86,483
                                                                   ----------------   ----------------

Pro forma net income                                               $      1,097,089   $      1,856,916
                                                                   ================   ================

Earnings per share:
    Basic - as reported                                            $            .54   $            .85
                                                                   ================   ================
    Basic - pro forma                                              $            .48   $            .81
                                                                   ================   ================
    Diluted - as reported                                          $            .51   $            .81
                                                                   ================   ================
    Diluted - pro forma                                            $            .45   $            .77
                                                                   ================   ================

INCOME TAXES

      Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

EARNINGS PER SHARE

      Earnings per share have been computed based upon the weighted average common shares outstanding during each year. Unearned ESOP shares and unearned incentive plan shares which have not vested have been excluded from the computation of average shares outstanding.

      Diluted earnings per share reflect the potential dilation that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

RECLASSIFICATIONS

      Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 financial statement presentation. These classifications had no effect on net income.

NOTE 2: RESTRICTION ON CASH AND DUE FROM BANKS

      The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2004 was $1,963,000.

NOTE 3: SECURITIES

      The amortized cost and approximate fair values of securities are as follows:

                                                         GROSS              GROSS        APPROXIMATE
                                      AMORTIZED        UNREALIZED         UNREALIZED        FAIR
                                         COST            GAINS              LOSSES          VALUE
                                   --------------    --------------    --------------   --------------
AVAILABLE-FOR-SALE
   SECURITIES:
    December 31, 2004:
       U.S. Treasuries             $    3,837,663    $       82,691    $            -   $    3,920,354
       U.S. government
          agencies                      7,000,000             3,346           (54,697)       6,948,649
       Mortgage-backed
          securities                   60,625,266           414,807          (239,795)      60,800,278
       State and political
          subdivisions                 10,540,317           382,791           (47,594)      10,875,514
       Equity securities                1,251,763           155,850            (8,100)       1,399,513
                                   --------------    --------------    --------------   --------------

                                   $   83,255,009    $    1,039,485    $     (350,186)  $   83,944,308
                                   ==============    ==============    ==============   ==============

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

                                     AMORTIZED       GROSS UNREALIZED  GROSS UNREALIZED  APPROXIMATE FAIR
                                        COST              GAINS              LOSSES           VALUE
                                   -------------     ----------------  ----------------  ----------------
AVAILABLE-FOR-SALE
   SECURITIES:
    December 31, 2003:
       U.S. Treasuries             $   3,802,922     $              -  $        (10,745) $      3,792,177
       U.S. government
          agencies                     7,503,537               57,430           (43,774)        7,517,193
       Mortgage-backed
          securities                  70,759,087              543,255          (488,343)       70,813,999
       State and political
          subdivisions                 9,488,922              478,890           (63,905)        9,903,907
       Equity securities               1,599,082              115,419                 -         1,714,501
                                   -------------     ----------------  ----------------  ----------------

                                   $  93,153,550     $      1,194,994  $       (606,767) $     93,741,777
                                   =============     ================  ================  ================

                                     AMORTIZED       GROSS UNREALIZED  GROSS UNREALIZED  APPROXIMATE FAIR
                                        COST              GAINS              LOSSES           VALUE
                                   -------------     ----------------  ----------------  ----------------
HELD-TO-MATURITY
   SECURITIES:
    December 31, 2004:
       Mortgage-backed
          securities               $   4,778,380     $         52,207  $              -  $      4,830,587
                                   =============     ================  ================  ================

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

      The amortized cost and fair value of available-for-sale and held-to-maturity securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           AVAILABLE-FOR-SALE                  HELD-TO-MATURITY
                                   --------------------------------    ------------------------------
                                     AMORTIZED        APPROXIMATE         AMORTIZED      APPROXIMATE
                                        COST           FAIR VALUE            COST         FAIR VALUE
                                   --------------    --------------    --------------   -------------
Within one year                    $      726,637    $      730,576    $            -   $           -
One to five years                       8,881,428         8,927,738                 -               -
Five to ten years                      10,221,382        10,458,488                 -               -
After ten years                         1,548,533         1,627,715                 -               -
                                   --------------    --------------    --------------   -------------
                                       21,377,980        21,744,517                 -               -
Mortgage-backed securities             60,625,266        60,800,278         4,778,380       4,830,587
Equity securities                       1,251,763         1,399,513                 -               -
                                   --------------    --------------    --------------   -------------

       Totals                      $   83,255,009    $   83,944,308    $    4,778,380   $   4,830,587
                                   ==============    ==============    ==============   =============

      The carrying value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances and for other purposes, was $45,094,707 at December 31, 2004 and $40,892,801 at December 31, 2003.

      Gross gains of $97,036 and $133,965 resulting from sales of available-for-sale securities were realized for 2004 and 2003. Income tax expense of $40,077 and $55,307 was recognized on the sales of available-for-sale securities during 2004 and 2003.

      With the exception of securities of U.S. government agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholder's equity at December 31, 2004.

      Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2004, and was $38,927,137 and $57,672,602, which is approximately 44% and 62% of the Company's investment portfolio. These declines primarily resulted from recent increases in market interest rates.

      Based on evaluation of available evidence, including recent changes in market interest rates, management believes the declines in fair value for these securities are temporary.

      Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

      The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 and 2003:

                           LESS THAN 12 MONTHS           12 MONTHS OR MORE                 TOTAL
 DESCRIPTION OF                        UNREALIZED                  UNREALIZED                  UNREALIZED
   SECURITIES             FAIR VALUE     LOSSES      FAIR VALUE      LOSSES      FAIR VALUE      LOSSES
------------------       -----------   ----------    ----------    ----------    -----------   ----------
December 31, 2004:
  U.S. government
     agencies            $ 5,459,538   $  (40,462)   $  985,765    $  (14,235)   $ 6,445,303   $  (54,697)
  Mortgage-backed
     securities           25,926,582     (155,480)    3,072,008       (84,315)    28,998,590     (239,795)
  State and political
     subdivisions          1,055,063       (4,730)    2,419,581       (42,864)     3,474,644      (47,594)
  Equity securities                -            -         8,600        (8,100)         8,600       (8,100)
                         -----------   ----------    ----------    ----------    -----------   ----------
    Total temporarily
     impaired
     securities          $32,441,183   $ (200,672)   $6,485,954    $ (149,514)   $38,927,137   $ (350,186)
                         ===========   ==========    ==========    ==========    ===========   ==========

                            LESS THAN 12 MONTHS          12 MONTHS OR MORE                 TOTAL
 DESCRIPTION OF                        UNREALIZED                  UNREALIZED                  UNREALIZED
   SECURITIES             FAIR VALUE     LOSSES      FAIR VALUE      LOSSES      FAIR VALUE      LOSSES
---------------------    -----------   ----------    ----------    ----------    -----------   ----------
December 31, 2003:
  U.S. Treasury          $ 3,792,177   $  (10,745)   $        -    $        -    $ 3,792,177   $  (10,745)
  U.S. government
     agencies              4,456,226      (43,774)            -             -      4,456,226      (43,774)
  Mortgage-backed
     securities           46,550,880     (488,343)            -             -     46,550,880     (488,343)
  State and political
     subdivisions          2,873,319      (63,905)            -             -      2,873,319      (63,905)
                         -----------   ----------    ----------    ----------    -----------   ----------

    Total temporarily
     impaired
     securities          $57,672,602   $ (606,767)   $        -    $        -    $57,672,602   $ (606,767)
                         ===========   ==========    ==========    ==========    ===========   ==========

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 4: LOANS AND ALLOWANCE FOR LOAN LOSSES

      Categories of loans at December 31, include:

                                                            2004               2003
                                                        -------------     -------------
Commercial and industrial                               $   6,411,049     $   6,417,335
Agricultural production financing                          13,603,206        12,356,785
Real estate construction                                    1,515,873         2,275,537
Commercial and agricultural real estate                    33,838,966        24,031,965
Residential real estate                                    38,283,762        36,779,088
Consumer                                                   25,171,918        25,559,880
Other                                                       1,769,268         1,982,899
                                                        -------------     -------------
       Total loans                                        120,594,042       109,403,489
Less
    Unearned discount and fees                               (828,554)         (845,137)
    Undisbursed loans in process                              (17,398)          (22,969)
    Allowance for loan losses                              (2,300,452)       (2,124,297)
                                                        -------------     -------------

       Net loans                                        $ 117,447,638     $ 106,411,086
                                                        =============     =============

      Activity in the allowance for loan losses was as follows:

                                                             2004               2003
                                                        -------------     -------------
Balance, beginning of year                              $   2,124,297     $   1,962,551
Provision charged to expense                                  515,001           728,000
Losses charged off, net of recoveries of $97,905 for
   2004 and $92,928 for 2003                                 (338,846)         (566,254)
                                                        -------------     -------------
Balance, end of year                                    $   2,300,452     $   2,124,297
                                                        =============     =============

      Impaired loans totaled $8,648,209 and $9,607,086 at December 31, 2004 and 2003, respectively. An allowance for loan losses of $1,145,381 and $994,108 relates to impaired loans of $6,073,066 and $6,404,942, at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, impaired loans of $2,575,143 and $3,202,144 had no related allowance for loan losses.

      Interest of $575,483 and $590,645 was recognized on average impaired loans of $8,159,341 and $8,770,220 for 2004 and 2003. Interest of $563,544 and
      $575,749 was recognized on impaired loans on a cash basis during 2004 and 2003.

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

      At December 31, 2004 and 2003, accruing loans delinquent 90 days or more totaled $326,000 and $1,126,000, respectively. Non-accruing loans at December 31, 2004 and 2003 were $117,000 and $0, respectively.

NOTE 5: PREMISES AND EQUIPMENT

      Major classifications of premises and equipment, stated at cost, are as follows:

                                          2004               2003
                                       -----------        -----------
Land                                   $   474,670        $   495,702
Buildings and improvements               2,815,469          2,807,277
Leasehold improvements                     445,063              5,946
Equipment                                4,083,388          3,881,140
                                       -----------        -----------

                                         7,818,590          7,190,065

Less accumulated depreciation           (4,730,349)        (4,409,374)
                                       -----------        -----------

       Net premises and equipment      $ 3,088,241        $ 2,780,691
                                       ===========        ===========

NOTE 6: LOAN SERVICING

      Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans consist of the following:

                                          2004               2003
                                       -----------        -----------
One-to-four family residential loans
    FHLMC                              $73,340,858        $68,388,141
    IHDA                                 8,340,792          7,256,632
                                       -----------        -----------
                                        81,681,650         75,644,773

Agricultural loans
    Farmer Mac                             292,831            307,960
    Other investors                     11,142,039         13,993,918
                                       -----------        -----------

                                       $93,116,520        $89,946,651
                                       ===========        ===========

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

      Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $207,507 and $185,373 at December 31, 2004 and 2003, respectively.

      The aggregate fair value of capitalized loan servicing rights at December 31, 2004 and 2003 totaled $756,637 and $964,024, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, and interest rate, were used to stratify the originated loan servicing rights.

                                           2004              2003
                                        -----------       -----------
Loan Servicing Rights
   Balance, beginning of year           $ 1,230,663       $ 1,632,667
   Servicing rights capitalized             180,347           446,742
   Amortization of servicing rights        (630,182)         (848,746)
                                        -----------       -----------

                                            780,828         1,230,663
   Valuation allowance                      (24,191)         (266,639)
                                        -----------       -----------

   Balance, end of year                 $   756,637       $   964,024
                                        ===========       ===========

      Activity in the valuation allowance for loan servicing rights was as follows:

                                           2004              2003
                                        -----------       -----------
Balance, beginning of year              $   266,639       $   683,087

    Additions                                     -                 -
    Reductions                             (242,448)         (416,448)
    Direct write-downs                            -                 -
                                        -----------       -----------
Balance, end of year                    $    24,191       $   266,639
                                        ===========       ===========

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 7: INTEREST-BEARING DEPOSITS

      Interest-bearing deposits in denominations of $100,000 or more were $43,690,393 on December 31, 2004 and $47,913,566 on December 31, 2003.

      At December 31, 2004, the scheduled maturities of time deposits are as follows:

2005                            $     47,695,831
2006                                  11,801,781
2007                                   4,595,183
2008                                   5,355,980
2009                                   6,416,542
Thereafter                             2,092,218
                                ----------------
                                $     77,957,535
                                ================

NOTE 8: FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

                                                                        2004              2003
                                                                   ---------------   ---------------
Federal Home Loan Bank advances, fixed rates ranging from
   2.37% to 5.32% at December 31, 2003, due at various dates
   through November 2014                                           $    40,500,000   $    35,500,000
                                                                   ===============   ===============

      The Federal Home Loan Bank advances are secured by first-mortgage loans, certain mortgage and other investment securities, and all Federal Home Loan Bank stock owned by the Company. Advances are subject to restrictions or penalties in the event of prepayment. The Company's Federal Home Loan Bank borrowings of $25,500,000 as of December 31, 2004 are convertible in 2005. Convertible advances have specific lock-out periods, usually two or three years, after which the Federal Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment.

      Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2004, are:

2006                                      $      8,000,000
2008                                             5,000,000
After 2009                                      27,500,000
                                          ----------------
                                          $     40,500,000
                                          ================

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 9: INCOME TAXES

      The provision for income taxes includes these components:

                                                             2004          2003
                                                           --------      --------
Taxes currently payable
    Federal                                                $366,860      $647,785
    State                                                    66,950       125,972
Deferred income taxes
    Federal                                                  88,432       131,243
    State                                                    16,881        26,501
                                                           --------      --------

       Income tax expense                                  $539,123      $931,501
                                                           ========      ========

      A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                             2004          2003
                                                           ---------     ---------
Computed at the statutory rate (34%)                       $ 600,731     $ 979,506
Increase (decrease) resulting from
    Tax exempt interest                                     (135,071)     (100,617)
    State income taxes                                        55,329       100,632
    Increase in cash surrender value of life insurance       (59,313)      (55,811)
    Other                                                     77,447         7,791
                                                           ---------     ---------
       Actual tax expense                                  $ 539,123     $ 931,501
                                                           =========     =========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

      The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                                2004          2003
                                                            -----------    ----------
Deferred tax assets
    Allowance for loan losses                               $   922,721    $  851,099
    Reserve for uncollected interest                             17,168        24,720
    Deferred compensation                                        95,848        70,646
    Other                                                        58,099        61,703
                                                            -----------    ----------

                                                              1,093,836     1,008,168
                                                            -----------    ----------

Deferred tax liabilities
    Depreciation                                               (227,728)     (210,798)
    Unrealized gains on available-for-sale securities          (274,072)     (232,633)
    Federal Home Loan Bank stock dividends                     (362,357)     (260,185)
    Capitalized loan servicing rights                          (276,661)     (214,227)
    Other                                                       (62,633)      (53,188)
                                                            -----------    ----------

                                                             (1,203,451)     (971,031)
                                                            -----------    ----------

       Net deferred tax asset (liability)                   $  (109,615)   $   37,137
                                                            ===========    ==========

      Retained earnings at December 31, 2004 and 2003, include approximately $2,000,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $800,000 at December 31, 2004 and 2003.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 10: OTHER COMPREHENSIVE INCOME (LOSS)

      Other comprehensive income (loss) components and related taxes were as follows:

                                                                        2004            2003
                                                                    ------------    ------------
Unrealized gains (loss) on available-for-sale securities            $    198,109    $   (966,345)
Less reclassification adjustment for realized gains
 included in income                                                       97,036         133,965
                                                                    ------------    ------------
       Other comprehensive income (loss), before tax effect              101,073      (1,100,310)
Tax expense (benefit)                                                     41,439        (462,646)
                                                                    ------------    ------------

       Other comprehensive income (loss)                            $     59,634    $   (637,664)
                                                                    ============    ============

NOTE 11: STOCKHOLDERS' EQUITY

      On April 19, 2004, the Board of Directors of the Company approved a two for one stock split of the Company's common stock payable as a 100% stock dividend on May 21, 2004 to shareholders of record on April 30, 2004. Prior period financial information has been adjusted to reflect the stock split.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table). Management believes, as of December 31, 2004 and 2003, that the Company and Bank meet all capital adequacy requirements to which they are subject.

      As of December 31, 2004, the most recent notification from the regulatory agencies categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company and Bank's category.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

      The Company and Bank's actual capital amounts and ratios are also presented in the following table.

                                                                                       TO BE WELL CAPITALIZED
                                                              FOR CAPITAL ADEQUACY    UNDER PROMPT CORRECTIVE
                                             ACTUAL                 PURPOSES             ACTION PROVISIONS
                                     AMOUNT         RATIO      AMOUNT        RATIO      AMOUNT        RATIO
                                   ----------       -----     ---------      -----    ----------      -----
As of December 31, 2004
  Total capital
    (to risk-weighted assets)
   Consolidated                    $   28,581       23.1%     $   9,822       8.0%                      N/A
   Bank                                26,409       21.6          9,788       8.0     $   12,235       10.0

  Tier I capital
    (to risk-weighted assets)
   Consolidated                        27,028       21.9          4,941       4.0                       N/A
   Bank                                24,871       20.3          4,894       4.0          7,341        6.0

  Tier I capital
    (to average assets)
   Consolidated                        27,028       12.1          8,962       4.0                       N/A
   Bank                                24,871       11.2          8,904       4.0         11,137        5.0

As of December 31, 2003
  Total capital
    (to risk-weighted assets)
   Consolidated                    $   27,369       23.6%     $   9,269       8.0%                      N/A
   Bank                                24,872       21.7          9,176       8.0     $   11,470       10.0

  Tier I capital
    (to risk-weighted assets)
   Consolidated                        25,913       22.4          4,634       4.0                       N/A
   Bank                                23,430       20.4          4,588       4.0          6,882        6.0

  Tier I capital
    (to average assets)
   Consolidated                        25,913       12.0          8,618       4.0                       N/A
   Bank                                23,430       11.0          8,483       4.0         10,604        5.0

      The Bank is permitted to pay dividends to the Company in an amount equal to its net profits in any fiscal year; however, in the event that capital is less than 6% to total assets, the Bank can pay up to 50% of its net profits for that year without prior approval of the State of Illinois Office of Banks and Real Estate. In addition, the Bank is unable to pay dividends in an amount which would reduce its capital below the greater of
      (i) the amount required by the FDIC or (ii) the amount required by the Bank's liquidation account. The FDIC and the Commissioner also have the authority to prohibit the payment of any dividends by the Bank if they determine that the distribution would constitute an unsafe or unsound practice. At December 31, 2004, the Bank could declare up to approximately $819,000 without receiving regulatory approval.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 12: RELATED PARTY TRANSACTIONS

      At December 31, 2004 and 2003, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties).

      The aggregate amount of loans, as defined, to such related parties were as follows:

Balance, January 1, 2004                          $  414,983
New loans, including renewals                        319,706
Payments, etc., including renewals                  (247,391)
                                                  ----------

Balance, December 31, 2004                        $  487,298
                                                  ==========

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

NOTE 13: EMPLOYEE BENEFIT PLANS

      The Company has a retirement savings 401(k) covering substantially all employees. The Company may contribute to the plan at the discretion of the Board of Directors. Employer contributions charged to expense for 2004 and 2003 were $4,109 and $4,240, respectively.

      The Company also maintains a voluntary employee's benefit association
      (VEBA) for the benefit of substantially all of its full-time employees. Those benefits available under the VEBA include major medical, life, accidental death and dismemberment, and disability insurance. These benefits are available to all employees who have attained a minimum age and length of service. The VEBA is funded through voluntary contributions from employees and contributions of the Company. Employer contributions totaled $400,000 and $338,000 for the years ended December 31, 2004 and 2003. The VEBA has been determined to be a tax-exempt organization with its fiscal year ending December 31.

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

      The Company has a deferred director fee plan covering certain directors whereby each director may elect to defer their annual fees. For the years ended December 31, 2004 and 2003, fees deferred and interest expense related to the plan totaled $69,745 and $58,761, respectively. The liability related to these plans was $272,733 and $202,988 as of December 31, 2004 and 2003.

NOTE 14: EMPLOYEE STOCK OWNERSHIP PLAN

      The Company has an employee stock ownership plan (ESOP) covering substantially all employees who work 20 or more hours per week. The ESOP borrowed $1,406,297 from the Company and used those funds to acquire 243,340 shares of the Company's common stock at an average price of $5.78.

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

      Stock totaling 30,408 shares for 2004 and 2003 with an average fair value of $12.40 and $10.35 were committed to be released, resulting in ESOP compensation expense of $376,999 and $314,833 for 2004 and 2003, respectively. The ESOP shares as of December 31 were as follows:

                                                             2004          2003
                                                         -----------    -----------
Allocated shares                                             114,030         83,622
Shares released for allocation                                     -              -
Unreleased shares                                            129,310        159,718
                                                         -----------    -----------

       Total ESOP shares                                     243,340        243,340
                                                         ===========    ===========

Fair value of unreleased shares at December 31           $ 1,533,617    $ 1,936,581
                                                         ===========    ===========

      The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At December 31, 2004, the fair value of the 114,030 allocated shares held by the ESOP is $1,352,396.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 15:  INCENTIVE PLAN

      The Company has a stock award program or incentive plan which provides for the award and issuance of up to 121,670 shares of the Company stock to members of the Board of Directors and management. The incentive plan purchased 121,670 shares of the Company stock in the open market in 2002.

      At December 31, 2004, 68,492 shares had been awarded. Common stock awarded under the incentive plan vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the incentive plan totaled approximately $109,632 for 2004 and 2003.

NOTE 16:  STOCK OPTION PLAN

      The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 304,174 shares of common stock. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years.

      A summary of the status of the plan at December 31, 2004 and 2003, and changes during the years then ended is presented below:

                                                 2004                            2003
                                                       WEIGHTED-                       WEIGHTED-
                                                        AVERAGE                         AVERAGE
                                                       EXERCISE                        EXERCISE
                                       SHARES           PRICE           SHARES          PRICE
                                    -------------    ------------    -------------   ------------
Outstanding, beginning of year            304,174    $     9.87                  -
    Granted                                     -                          304,174
    Exercised                                   -                                -   $       9.87
    Forfeited                                   -                                -
    Expired                                     -                                -
                                    -------------                    -------------

Outstanding, end of year                  304,174    $       9.87          304,174   $       9.87
                                    =============                    =============

Options exercisable, end of year           60,835                                -
                                    =============                    =============

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

      The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

                                                                       2003
                                                                   ------------
Dividend yields                                                            1.89%
Volatility factors of expected market price of common stock               17.00%
Risk-free interest rates                                                   4.70%
Expected life of options                                               10 years

Weighted-average fair value of options granted during the year     $       2.25

      The following table summarizes information about stock options under the plan outstanding at December 31, 2004:

                                            OPTIONS OUTSTANDING
                                   WEIGHTED-AVERAGE                                OPTIONS EXERCISABLE
                     NUMBER      REMAINING CONTRACTUAL    WEIGHTED-AVERAGE      NUMBER       WEIGHTED-AVERAGE
EXERCISE PRICE    OUTSTANDING            LIFE              EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
--------------    -----------    ---------------------    ----------------    -----------    ----------------
  $  9.87           304,174            8.3 years                9.87             60,835          $  9.87

NOTE 17:  LEASES

      The Company has several noncancellable operating leases, including a building lease for the Savoy facility, and leases for other various types of equipment, including imaging equipment and other computer and network components. The building lease was originated in 2004 for a term of five years, with a renewal option for an additional five year term, and requires the lessee to pay all executory costs such as real estate taxes, maintenance and insurance. The equipment operating leases expire over the next five years, and generally contain renewal options for one year to five years. Total rental expense for all operating leases was $389,000 and $250,000 for the years ended December 31, 2004 and 2003, respectively.

      Future minimum lease payments under operating leases are:

2005                               $     443,692
2006                                     298,972
2007                                     164,354
2008                                     121,736
2009                                      77,169
                                   -------------

    Total minimum lease payments   $   1,105,923
                                   =============

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 18:  EARNINGS PER SHARE

      Earnings per share (EPS) were computed as follows:

                                                            YEAR ENDED DECEMBER 31, 2004
                                                                       WEIGHTED-         PER SHARE
                                                     INCOME         AVERAGE SHARES        AMOUNT
                                                ----------------    ---------------    -------------
Net income                                      $      1,227,733          2,264,866
Basic earnings per share
    Income available to common
      stockholders                                                                     $        0.54
                                                                                       =============
Effect of dilutive securities
    Stock options                                                            51,664
    Unearned incentive plan shares                                          102,414
                                                ----------------    ---------------
Diluted earnings per share
    Income available to common
      stockholders and assumed conversions      $      1,227,733          2,418,944    $        0.51
                                                ================    ===============    =============

                                                            YEAR ENDED DECEMBER 31, 2003
                                                                       WEIGHTED-         PER SHARE
                                                     INCOME         AVERAGE SHARES        AMOUNT
                                                ----------------    ---------------    -------------
Net income                                      $      1,949,399          2,288,610
Basic earnings per share
    Income available to common
      stockholders                                                                     $        0.85
                                                                                       =============
Effect of dilutive securities
    Stock options                                                            23,182
    Unearned incentive plan shares                                          100,428
                                                ----------------    ---------------
Diluted earnings per share
    Income available to common
      stockholders and assumed conversions      $      1,949,399          2,412,220    $        0.81
                                                ================    ===============    =============

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 19:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                           DECEMBER 31, 2004                  DECEMBER 31, 2003
                                   --------------------------------    -------------------------------
                                      CARRYING            FAIR            CARRYING          FAIR
                                       AMOUNT             VALUE            AMOUNT           VALUE
                                   --------------    --------------    --------------   --------------
Financial assets
    Cash and cash equivalents      $    9,113,430    $    9,113,430    $   10,294,105   $   10,294,105
    Available-for-sale
      securities                       83,944,308        83,944,308        93,741,777       93,741,777
    Held-to-maturity
      securities                        4,778,380         4,830,587                 -                -
    Loans held for sale                   137,925           138,761           453,342          453,342
    Loans, net allowance of
      loan losses                     117,447,638       115,768,239       106,411,086      106,428,721
    Federal Home Loan Bank
      stock                             4,255,500         4,255,500         4,006,300        4,006,300
    Interest receivable                 2,178,945         2,178,945         2,237,594        2,237,594
    Cash surrender value of
      life insurance                    4,523,326         4,523,326         4,345,976        4,345,976

Financial liabilities
    Deposits                          159,471,065       158,999,530       163,027,890      163,047,031
    Federal funds purchased             2,000,000         2,000,000                 -                -
    Federal Home Loan Bank
      advances                         40,500,000        40,001,000        35,500,000       35,587,183
    Pass through payments
      received on loans sold               60,194            60,194           261,701          261,701
    Advances by borrowers
      for taxes and insurance             137,889           137,889           109,285          109,285
    Interest payable                      136,369           136,369           126,958          126,958
Unrealized financial
   instruments (net of
   contract amount)
    Commitments to originate
      loans                                     0                 0                 0                0
    Lines of credit                             0                 0                 0                0

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

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

      FEDERAL FUNDS PURCHASED, PASS THROUGH PAYMENTS RECEIVED ON LOAN SOLD AND ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE

            The fair value approximates the carrying value.

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

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

NOTE 20: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

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

NOTE 21: COMMITMENTS, CREDIT RISK, AND CONTINGENT LIABILITIES

            The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Edger, Clark and Champaign counties as well as the surrounding communities. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in the agricultural industry.

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

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

            At December 31, 2004 and 2003, the Company had outstanding commitments to originate loans aggregating approximately $4,804,275 and $2,665,250, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $3,188,325 and $591,450 at December 31, 2004 and 2003, respectively, with the remainder at floating market rates.

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

            At December 31, 2004, the Company had granted unused lines of credit to borrowers aggregating approximately $7,214,627 and $3,796,167 for commercial lines and open-end consumers lines, respectively. At December 31, 2003, unused lines of credit to borrowers aggregated approximately $5,409,688 for commercial lines and $1,717,043 for open-end consumer lines.

      OTHER CREDIT RISKS AND CONTINGENT LIABILITIES

            The Company had a concentration of funds on deposit with the Federal Home Loan Bank totaling $3,447,500 and $3,723,179 at December 31, 2004 and 2003.

            The Company and Subsidiaries are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 22: FUTURE CHANGE IN ACCOUNTING PRINCIPLE

            In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-based Compensation, that sets accounting requirements for "share-based" compensation to employees. This statement will require the Company to recognize in the income statement the grant-date fair value of the stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. This Statement is effective on January 1, 2006. The unvested stock options that are outstanding on the effective date of SFAS No. 123R that were previously included as part of the net income in Note 1 will be charged to expense over the remaining vesting period, without any changes in measurement. The adoption of SFAS No. 123R is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

NOTE 4: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

            Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                            CONDENSED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                                         2004               2003
                                                                   ----------------   ----------------
ASSETS
    Cash and due from banks                                        $              -   $            450
    Interest bearing demand deposits                                        174,569            192,186
                                                                   ----------------   ----------------
       Total cash and cash equivalents                                      174,569            192,636

    Available-for-sale securities                                           897,041            982,858
    ESOP loan to subsidiaries                                               747,302            923,034
    Investment in common stock of subsidiaries                           25,643,295         24,393,738
    Cash surrender value of life insurance                                   62,065                  -
    Other assets                                                             93,810                  -
                                                                   ----------------   ----------------

       Total assets                                                $     27,618,082   $     26,492,266
                                                                   ================   ================

LIABILITIES                                                        $         71,219   $        100,658
                                                                   ----------------   ----------------

STOCKHOLDERS' EQUITY                                                     27,546,863         26,391,608
                                                                   ----------------   ----------------

       Total liabilities and stockholders' equity                  $     27,618,082   $     26,492,266
                                                                   ================   ================

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

                         CONDENSED STATEMENTS OF INCOME

                                                                 YEAR ENDING DECEMBER 31,
                                                                   2004             2003
                                                               ------------     ------------
INCOME
    Dividends from subsidiaries                                $    650,000     $    500,000
    Interest and dividend income                                     54,823           77,333
    Net realized gains on sales of available-for-sale
      securities                                                     97,036          132,965
    Other income                                                         55                -
                                                               ------------     ------------

       Total income                                                 801,914          710,298
                                                               ------------     ------------

EXPENSES-OTHER                                                      364,437          266,494
                                                               ------------     ------------

INCOME BEFORE INCOME TAX AND EQUITY IN UNDISTRIBUTED INCOME
   OF SUBSIDIARIES                                                  437,477          443,804

INCOME TAX BENEFIT                                                  (84,876)         (16,157)
                                                               ------------     ------------

INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF
   SUBSIDIARIES                                                     522,353          459,961

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES                      705,380        1,489,438
                                                               ------------     ------------

NET INCOME                                                     $  1,227,733     $  1,949,399
                                                               ============     ============

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDING DECEMBER 31,
                                                                  2004             2003
                                                              ------------     ------------
OPERATING ACTIVITIES
    Net income                                                $  1,227,733     $  1,949,399
    Items not requiring (providing) cash
       Net realized gains on available-for-sale securities         (97,036)        (132,965)
       Equity in undistributed income of subsidiaries             (705,380)      (1,389,438)
    Changes in
       Other assets                                                (93,810)           4,045
       Other liabilities                                           (34,553)         (13,247)
                                                              ------------     ------------

       Net cash provided by operating activities                   296,954          417,794
                                                              ------------     ------------

INVESTING ACTIVITIES
    Net change in ESOP loan                                        175,732          175,732
    Purchases of available-for-sale securities                    (299,051)        (438,916)
    Proceeds from the sales of available-for-sale
      securities                                                   514,235          416,855
    Purchase of life insurance policy                              (62,065)               -
                                                              ------------     ------------

       Net cash provided by investing activities                   328,851          153,671
                                                              ------------     ------------

FINANCING ACTIVITIES
    Purchase of treasury stock                                     (69,104)      (2,201,068)
    Dividends paid                                                (574,768)        (449,249)
                                                              ------------     ------------

       Net cash used in financing activities                      (643,872)      (2,650,317)
                                                              ------------     ------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                            (18,067)      (2,078,852)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     192,636        2,271,488
                                                              ------------     ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                      $    174,569     $    192,636
                                                              ============     ============

                           FIRST BANCTRUST CORPORATION
                             SHAREHOLDER INFORMATION

STOCK LISTING AND PRICE INFORMATION

The Company's common stock trades on the Nasdaq SmallCap Market under the symbol "FBTC". At March 11, 2005, 491,616 shares of the Company's common stock were held of record by 455 persons or entities, not including the number of persons or entities holding stock in nominee or street name through various brokers or banks.

The following schedule shows the high and low bid prices for each of the quarters in 2003 and 2004:

   Quarter Ended:              High          Low
---------------------         -----         -----
March 31, 2003                 9.08          8.30
June, 30 2003                 11.04          8.93
September 30, 2003            11.85         10.25
December 31, 2003             12.48         11.63
March 31, 2004                13.07         11.75
June, 30 2004                 13.32         12.25
September 30, 2004            12.53         11.50
December 31, 2004             12.74         11.80

At March 11, 2005 the closing price of a common share was $12.07. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the years ended December 31, 2003 and 2004, the Company declared dividends as follows:

  Date Declared                    Record Date                  Payment Date                    Amount
-----------------               -----------------             -----------------              -------------
February 6, 2003                February 18, 2003             February 28, 2003                  $ 0.025
May 15, 2003                    May 27, 2003                  June 10, 2003                      $  0.05
August 14, 2003                 August 25, 2003               September 5, 2003                  $  0.05
November 13, 2003               November 24, 2003             December 8, 2003                   $  0.05
February 12, 2004               February 24, 2004             March 5, 2004                      $  0.05
March 25, 2004                  April 30, 2004                May 21, 2004                   2 for 1 split
May 13, 2004                    June 4, 2004                  June 11, 2004                      $  0.06
August 12, 2004                 August 30, 2004               September 8, 2004                  $  0.06
November 12, 2004               November 29, 2004             December 17, 2004                  $  0.06

All dividends per share and prices have been adjusted to reflect the May 21, 2004 stock split.

Stockholders, investors and analysts interested in additional information may contact:

Ellen M. Litteral
Chief Financial Officer
First BancTrust Corporation
101 S. Central Avenue
Paris, IL  61944-0880

ANNUAL REPORT ON FORM 10-KSB

A copy of the annual report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to Ellen M. Litteral, Chief Financial Officer, at the above address.

SPECIAL REGULATORY COUNSEL

Howard & Howard Attorneys, P.C.
The Pinehurst Office Center, Suite 101
39400 Woodward Avenue
Bloomfield Hills, MI  48304-5151

INDEPENDENT ACCOUNTANTS

BKD, LLP
225 North Water Street
Suite 400
Decatur, IL 62525-1580

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of First BancTrust Corporation will be held at 10:00 a.m. April 18, 2005 at:

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

TERRY T. HUTCHISON
Chairman of the Board; Self-employed Business Consultant in Paris, Illinois

JOSEPH R. SCHROEDER
Attorney in private practice with law firm of Bennett, Schroeder & Wieck, Marshall, Illinois

VICK N. BOWYER
Co-owner and registered principal of a Linsco/Private
Ledger (Member NASD/SIPC), Marshall, Illinois

JAMES D. MOTLEY
Self employed Certified Public Accountant, Accounting and
Tax Preparation, Paris, Illinois

JOHN W. WELBORN
Retired Project Manager, Garmong Design, Terre Haute,
Indiana. Retired Former Facilities Manager, TRW, Inc.,
Marshall, Illinois

DAVID W. DICK
Insurance Agent for Country Companies Insurance,
Bloomington, Illinois

TERRY J. HOWARD
President and Chief Executive Officer of the Company and First Bank

                               EXECUTIVE OFFICERS

TERRY J. HOWARD
Director, President and Chief Executive Officer of the
Company and First Bank

ELLEN M. LITTERAL
Chief Financial Officer and Treasurer of the Company and
Senior Vice President of First Bank

JACK R. FRANKLIN
Vice President of the Company and President of the First Bank of Savoy, a branch of First Bank & Trust, s.b.

DAVID F. SULLIVAN
Vice President of the Company and President of First
Bank & Trust, Paris branch

LARRY W. STROHM
Vice President of the Company and President of First
Bank & Trust, Marshall branch

                                BANKING LOCATIONS

                                   MAIN OFFICE
                            206 South Central Avenue
                              Paris, Illinois 61944
                                 (217) 465-6381

                                OPERATIONS CENTER
                            101 South Central Avenue
                              Paris, Illinois 61944

                                 BRANCH OFFICES
                            610 North Michigan Avenue
                            Marshall, Illinois 62441
                                 (217) 826-6308

                              1251 Woodfield Drive
                              Savoy, Illinois 61874
                                 (217) 351-3526