Form 10-K, Exhibit 13
period 2005-12-31
FIRST BANCTRUST CORP
filed 2006-03-28
CIK 1129847

                                                                      Exhibit 13

                          COMMITTED TO OUR COMMUNITIES

Dear Fellow Shareholder:

We made significant strides in expanding our operations in 2005 and in positioning ourselves for still further growth in 2006. The acquisition of Rantoul First Bank, S.B., located just 15 miles north of the Champaign - Urbana metropolitan area was completed on October 1, 2005. This addition, now known as First Bank of Rantoul, provides a second location for marketing our products and services in Champaign County in a new emerging market that includes a diverse community with a vibrant economy.

First Bank of Rantoul and First Bank of Savoy in southern Champaign County, allow us to compete more effectively in one of the fastest growing counties in Illinois. The presence of the University of Illinois and the multitude of businesses it spawns assure that Champaign County will continue to grow for the foreseeable future, providing us with further opportunities in consumer, residential, and commercial lending.

In order to make certain we are prepared for continued growth, we undertook an expansion of our headquarters in Paris, Illinois, during 2005. When completed in 2006, the 30,000 square foot, $5.6 million expansion will bring together at one location, several operations currently located in separate buildings. All of our banking operations in Paris will be conducted from one location on the southeast corner of the Courthouse Square. This consolidation allows us to enhance our operations while making it much more convenient for our customers to conduct business at First Bank of Paris. The expanded drive-up facility, enlarged customer lobby area, and expansion of office space will improve efficiencies and allow us to serve our customers in an inviting atmosphere.

We have also developed and will soon complete construction of our model bank created to serve smaller communities. First Bank of Martinsville will be opened in May 2006, to serve the financial needs of that community. Located just ten miles west of First Bank of Marshall, this facility will be staffed by experienced financial personnel who will be supported by the entire First Bank family of employees.

The outlook for 2006 and beyond is positive. We will continue to develop new markets for our lending products and seek new sources of deposits. Our goal is to enhance our profitability through improving our interest rate margins, as well as increasing the number of fee-generating, value-added services we provide to all of our customers.

Housing in the markets we serve is strong, and we expect our core mortgage lending business to continue to grow as well. Further, projections suggest the overall economy in our area will continue to strengthen over the next 12 to 18 months. Demand for commercial development, commercial real estate, and agricultural lending products should continue to increase throughout the year. With our broad array of consumer and business financial products, we should experience sustained growth in our core deposit base which will result in increased fee income.

Growth should also come from further geographic expansion. We remain active in seeking growth through acquisitions both within our traditional market area of east-central Illinois, as well as west-central Indiana. Our goal is to identify opportunities in which we can make an acquisition at a reasonable price and generate positive contributions to our financial performance within a realistic time period.

In sum, we anticipate our financial performance will improve in 2006 as the actions undertaken in the recent past contribute to our performance. We will also benefit from the economies of scale associated with the Rantoul acquisition and from the increased efficiency from our home office expansion.

I would like to thank all our customers, employees, management team, and our directors for the confidence and support they continue to provide. In particular, I would like to thank our shareholders for their interest and continued support. We remain dedicated to growing the value of your investment.

Sincerely,


Terry J. Howard
President and Chief Executive Officer

March 10, 2006

FIRST BANCTRUST CORPORATION
SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT SHARE DATA)

                                           2005       2004       2003       2002     2001 (1)
                                         --------   --------   --------   --------   --------
SUMMARY OF OPERATIONS
Interest income                          $ 12,999   $ 11,774   $ 11,899   $ 13,032   $ 13,574
Interest expense                            5,333      4,397      4,621      5,526      6,990
                                         --------   --------   --------   --------   --------

Net  interest income                        7,666      7,377      7,278      7,506      6,584

Provision for loan losses                     510        515        728        718        607
Noninterest income                          3,338      3,469      3,819      3,492      3,330
Noninterest expense                         8,933      8,564      7,488      8,355      6,478
                                         --------   --------   --------   --------   --------

Income before income tax                    1,561      1,767      2,881      1,925      2,829
Income tax expense                            313        539        932        613        968

Net Income                                  1,248      1,228      1,949      1,312      1,861

PER SHARE (2)
Basic earnings per share                 $   0.56   $   0.54   $   0.85   $   0.51        N/A
Diluted earnings per share               $   0.52   $   0.51   $   0.81   $   0.50        N/A
Cash dividends paid                      $   0.24   $   0.23   $  0.175   $   0.10   $  0.025
Book value at December 31                $  11.00   $  11.04   $  10.55   $  10.00   $   9.50
Market value at December 31              $  12.19   $  11.58   $  11.62   $   7.86   $   6.98

RATIOS BASED ON NET INCOME
Return on average stockholders' equity       4.66%      4.58%      7.38%      4.77%      7.66%
Return on average assets                     0.52%      0.54%      0.90%      0.64%      0.99%
Net interest margin on average
   earning assets                            3.46%      3.56%      3.68%      4.02%      3.92%
Dividend payout ratio                       46.64%     46.82%     23.05%     21.57%       N/A

YEAR-END BALANCE SHEET DATA
Total assets                              273,865    230,924    226,194    202,725    196,037
Net loans (3)                             157,527    117,586    106,864    105,778    101,253
Securities                                 79,862     88,723     93,742     72,748     65,207
Deposits                                  193,975    159,471    163,028    147,335    141,316
Other borrowings                           51,886     42,500     35,500     26,501     25,516
Total stockholders' equity                 26,046     27,547     26,392     27,306     27,718
Average equity to average assets            11.08%     11.84%     12.19%     13.52%     12.92%

(1) The Bank converted to a stock savings bank in April, 2001. Earnings per share for 2001 are not meaningful and are therefore not presented.

(2)  Per share data reflects two for one stock split on May 21, 2004

(3)  Includes loans held for sale

                           FIRST BANCTRUST CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
             (TABLE DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

First BancTrust Corporation (Company) is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, First Bank & Trust, s.b. (Bank), ECS Service Corporation, and First Charter Service Corporation. FBTC Statutory Trust I is an unconsolidated wholly-owned subsidiary of the Company.

The Company conducts traditional banking activities through the Bank, including originating and servicing residential, commercial, and consumer loans and providing a broad range of depository services; but, otherwise, conducts no significant business, except through the Company's other subsidiaries First Charter Service Corporation and ECS Service Corporation. The Community Finance Center, Incorporated, which originally operated as a subsidiary of the Bank, provided retail consumer lending to the Bank's market area. In May, 2005, Community Finance Center, Incorporated was dissolved, and those activities were merged into the Bank. Beginning in October, 2004, activities formerly provided through First Charter Service Corporation were conducted under a third-party agreement between First Advisors Financial Group and the Bank. First Advisors provides securities brokerage, asset management services, and other investment services and also engages in the sale of tax deferred annuities, and other insurance products. First Charter is currently in inactive status. ECS Service Corporation, doing business as Edgar County Title, provides abstracting services and title insurance for the Bank's market area.

On October 1, 2005, the Company acquired all of the outstanding common stock of Rantoul First Bank, SB located in Rantoul, Illinois. The transaction was accounted for as a purchase, and the results of operations for Rantoul since the acquisition have been included in the consolidated financial statements. The Company also acquired a subsidiary, Rantoul First Financial, as part of the acquisition of Rantoul First Bank in October, 2005. Rantoul First Financial was a subsidiary of Rantoul First Bank, which provided brokerage and investment services. Plans are to dissolve Rantoul First Financial early in 2006. All references to the Company include the Bank and subsidiaries, unless otherwise indicated.

"SAFE HARBOR" STATEMENT

In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. The forward-looking statements are identifiable by the use of the terms "believes," "expects," "anticipates," "estimates," or similar expressions. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates); the impact of competition for the Company's customers from other providers of financial services; the impact of government legislation and regulation (which changes from time to time and over which the Company has no control); and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

FINANCIAL OVERVIEW

First BancTrust Corporation is a publicly held, Illinois-chartered stock savings bank holding company. Our business activities are focused on community banking in east-central Illinois through a subsidiary, First Bank & Trust, s.b., which currently operates offices in Paris, Marshall, Savoy, and beginning in October, 2005, through the acquisition of Rantoul First Bank, in Rantoul, Illinois. The Bank's activities are supplemented by the activities of our other subsidiary, Edgar County Title Company. Currently, the Company's subsidiary, First Charter Financial Services, is inactive. In October 2004, a strategic alliance was established with First Advisor Financial Group to provide brokerage and investment services, insurance products and asset management to our customers.

During 2005, the Company continued building on the foundation created to support growth over the past several years. The Savoy, Illinois branch developed to a full-service community bank enhancing our presence in southern Champaign County, Illinois. The acquisition of Rantoul First Bank solidified our presence in the northern half of the County. These investments in our future coupled with enhancements to existing product lines and the development of more efficient processing and delivery systems will continue to strengthen our revenues. However, expenses associated with these efforts and economic conditions resulting from the flattened yield curve adversely impacted the Company's financial performance in 2005. Net income in 2005 was $1.2 million or 52 cents per diluted share. Net income in 2004 declined to $1.2 million or 51 cents per diluted share from $1.9 million or 81 cents per diluted share in 2003. These results reflect the 2-for-1 stock split that took effect May 21, 2004. Total assets increased to $273.9 million at December 31, 2005 from $230.9 million at December 31, 2004. Loans, net of allowance for loan losses, rose to $156.9 million at December 31, 2005 compared to $117.4 million at December 31, 2004. Total deposits increased to $194.0 million at December 31, 2005, an increase of $34.5 million compared to total deposits at December 31, 2004 of $159.5 million.

The foundation created for the future afforded the opportunity for expansion of our market area this year. Past investments in product expansion and delivery enhancements fortified our ability to compete across the entire spectrum of products from mortgage lending and retail banking to commercial lending and non-deposit retail investment products and services. The investment in the Savoy, Illinois location has provided growth, with deposits at Savoy at the end of 2005 increasing to $20.1 million, an increase of $6.8 million over 2004 year-end balances. The addition of First Bank of Rantoul solidifies our presence in the Champaign County allowing us to enter a vibrant market emerging north of Champaign-Urbana and the University of Illinois Campus.

The increased number of households achieved through growth in Savoy and the acquisition of Rantoul First Bank created the opportunity for expansion of fee generating deposit services. This source of noninterest income has grown steadily, and when combined with the increase in both brokerage fees and abstract and title fees, has offset reductions in net gains on loan sales and other service fees and charges experienced during 2005. Non deposit fee income increases are directly attributable to our alliance with First Advisor Financial Group, which provides investment advisory and brokerage services, and the increasing types of services performed by our subsidiary Edgar County Title Company.

We continue to focus our efforts on the needs of the communities we serve. We emphasize that commitment to those individual communities by including the name of each in our local banking facility. First Bank of Paris, Marshall, Savoy, and Rantoul are all committed to improving the economic environment of those communities and providing the broadest range of competitively priced financial services possible. Each Bank expanded its portfolio of home equity lines of credit during 2005 as well as commercial and mortgage loans. Our competition has emulated our success, but we remain committed to providing premier deposit and lending products. As a result, we should experience increasing revenues from larger portfolios of local loans as well as growing deposits and fee income associated with this expanding base.

We experienced significant growth in our loan portfolio, as a result of loans acquired in the purchase of Rantoul First Bank and also from commercial loans originated for the development of real estate in the Champaign-Urbana area. However, the Bank's traditional commercial product lines have also expanded with existing and new customers. As a result, we remain a leading lender in agricultural and agri-business lending in our market area. Our enhanced ability to respond to the financial needs of commercial customers continues to develop, and these new relationships will help us continue to expand our commercial deposit base.

We are now structured to withstand the challenging interest rate environment created by a series of short-term interest rate increases over the past eighteen months. Our reliance on historical fee income sources has decreased significantly. Our efforts are now focused on delivering our proven products and services to an expanding customer base in the most efficient and personal manner. Our broad spectrum of financial services will continue to yield additional opportunities for revenue enhancement. We are confident in our ability to continue to grow in the markets we now serve. However, the Company will continue to review opportunities for acquisitions in new market areas, analyzing those opportunities carefully to assure that our economic value will be enhanced by the acquisition. We are positioned to weather the challenging interest rate environment, but we should also be able to improve our performance during the next several years.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED
DECEMBER 31, 2005, DECEMBER 31, 2004, AND DECEMBER 31, 2003

General

Net income for the year ended December 31, 2005 increased by $20,000, to $1.25 million or 1.63% from $1.23 million for the year ended December 31, 2004. The primary reasons for the slight increase were an increase in net interest income and a decrease in income tax expense, which were mostly offset by an increase in noninterest expense combined with a reduction of noninterest income. Net income for the year ended December 31, 2004 decreased by $722,000, or 37.02% from $1.95 million for the year ended December 31, 2003. The decrease in net income is primarily due to a decrease in noninterest income and an increase in noninterest expense, partially offset by an increase in net interest income and decreases in the provision for loan losses and income tax expense. Return on average assets decreased slightly to 0.52% for the year ended December 31, 2005, from 0.54% for the year ended December 31, 2004, which had declined from 0.90% for the year ended December 31, 2003. Return on average equity increased slightly to 4.66% for the year ended December 31, 2005, from 4.58% for the year ended December 31, 2004, which had decreased from 7.38% for the year ended December 31, 2003.

Net Interest Income

Net interest income increased by $289,000 or 3.92% from $7.4 million for the year ended December 31, 2004 to $7.7 million for the year ended December 31, 2005. The primary reason for the increase in net interest income is an increase in interest income of $1.2 million, partially offset by an increase in interest expense of $935,000. The Company's net interest margin was 3.46% for the year ended December 31, 2005, compared to 3.56% for the year ended December 31, 2004. Net interest income had also increased by $99,000 or 1.36%, from $7.3 million for the year ended December 31, 2003, to $7.4 million for the year ended December 31, 2004. The primary reason for this increase in net interest income is a decrease in interest expense of $224,000, partially offset by a decrease in interest income of $125,000. The Company's net interest margin was 3.56% for the year ended December 31, 2004, compared to 3.68% for the year ended December 31, 2003.

For the year ended December 31, 2005, the net interest margin decreased as a result of a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 114.22% for the year ended December 31, 2004, to 113.06% for the year ended December 31, 2005. The average interest rate earned on interest-earning assets increased from 5.68% in 2004 to 5.86% in 2005, while the average balances increased from $207.4 million in 2004 to $221.9 million in 2005. The increase in earning assets was primarily due to the additional investment in loans, which was funded by deposits and borrowings which increased earning liabilities. The average rate of interest-bearing liabilities increased from 2.42% in 2004 to 2.72% in 2005, due to the increasing rate environment. The average balance of interest-bearing liabilities increased from $181.5 million in 2004 to $196.2 million in 2005. Interest rate spread for 2005 declined to 3.14% from 3.26% in 2004.

For the year ended December 31, 2004, the net interest margin decreased as a result of a slight decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 114.80% for the year ended December 31, 2003, to 114.22% for the year ended December 31, 2004. The average interest rate earned on interest-earning assets declined from 6.02% in 2003 to 5.68% in 2004, while the average balances increased from $197.5 million in 2003 to $207.4 million in 2004. The increase in earning assets was primarily due to the additional investment in loans and securities, which was funded by deposits and borrowings which increased earning liabilities. The average rate of interest-bearing liabilities decreased from 2.69% in 2003 to 2.42% in 2004, due to the declining rate environment. The average balance of interest-bearing liabilities increased from $172.0 million in 2003 to $181.5 million in 2004. Interest rate spread for 2004 declined slightly to 3.26% from 3.33% in 2003.

Projections for 2006 indicate that interest margins should increase as a result of an increase in the average rate earned on interest-earning assets. Management's expectations include significant loan volume to be generated in the Savoy market in both commercial real estate development and residential real estate. Loan growth is projected for the Rantoul market as well, for these types of loans as well as agricultural loans. Growth in home equity loans is also expected to continue in all markets. Interest margin should also increase as a result of the conversion of investments and securities to higher-yielding loans. Funds generated from maturities and principal repayments on investment securities, as well as deposit growth, will fund loan growth. Deposit growth is expected to occur in both the Savoy and Rantoul areas by attracting new customers and their deposits. In addition, we will be promoting marketing strategies to increase both the deposits and the number of deposit relationships of existing customers.

Economic forecasts indicate that the demand for loans will continue well into the year. These forecasts also show a slight easing of short-term interest rates by year end. If the yield curve continues to flatten as interest rates rise, our efforts to increase loans as a percentage of interest-earning assets will likely be reflected as a slowing in the rate of decline in the interest margin rather than as an increase in the interest margin. In this instance, deposit rates which tend to be based on the short end of the yield curve are likely to increase much more quickly than loan rates which tend to be based on the longer end of the yield curve.

Interest Income - Total interest income was $13.0 million for the year 2005, an increase of $1.2 million, or 10.4% from $11.8 million reported in 2004. Interest income from loans increased by $1.4 million from $8.0 million in 2004 to $9.4 million in 2005, and interest income from deposits with financial institutions increased by $59,000 from $53,000 in 2004 to $113,000 in 2005, while investment income declined by $185,000 from $3.4 million in 2004 to $3.2 million in 2005, and dividend income from Federal Home Loan Bank stock decreased by $37,000 from $249,000 in 2004 to $212,000 in 2005.

For the year 2004 total interest income was $11.8 million, a decrease of $125,000, or 1.05% from $11.9 million reported in 2003. Interest income from loans decreased by $439,000 from $8.5 million in 2003 to $8.0 million in 2004, and interest income from deposits with financial institutions decreased by $9,000 from $62,000 in 2003 to $53,000 in 2004, while investment income increased by $312,000 from $3.1 million in 2003 to $3.4 million in 2004, and dividend income from Federal Home Loan Bank stock increased from $238,000 in 2003 to $249,000 in 2004.

The following schedule compares average total loan balances by major categories for the years 2005 and 2004:

                                    Average Balance
                                  -------------------                %
                                    2005       2004      Change   Change
                                  --------   --------   -------   ------
                                      (Dollars in thousands)
Real Estate Loans
   One-to-four family             $ 39,651   $ 35,673   $ 3,978   11.15%
   Multi-family                        671        444       227   51.13%
   Commercial                       22,528     11,716    10,812   92.28%
   Construction                      1,715      1,814       (99)  -5.46%
   Agricultural                     17,383     15,263     2,120   13.89%
                                  --------   --------   -------   -----
Total real estate loans             81,948     64,910    17,038   26.25%
Agricultural production finance     14,750     13,915       835    6.00%
Commercial and industrial loans      8,172      8,377      (205)  -2.45%
Consumer loans                      28,868     26,481     2,387    9.01%
                                  --------   --------   -------   -----
Total loans                        133,738    113,683    20,055   17.64%
Allowance for loan losses           (2,333)    (2,238)      (95)  -4.24%
                                  --------   --------   -------   -----
Net loans                         $131,405   $111,445   $19,960   17.91%
                                  ========   ========   =======   =====

The average net loan portfolio increased by $20.0 million or 17.9% from $111.4 million in 2004 to $131.4 million in 2005. This was primarily a result of increases in average real estate loans of $17.0 million, average agricultural production finance loans of $835,000, and $2.4 million in average consumer loans, partially offset by a decrease in the average commercial and industrial loans of $205,000, and an increase in the average allowance for loan losses of $95,000. The $17.0 million increase in average real estate loans was primarily a result of an increase in the average commercial real estate loans of $10.8 million or 92.3%, an increase of $4.0 million or 11.2% in average one-to-four family real estate loans, and an increase of $2.1 million in average agricultural real estate loans. Average multifamily real estate loans also increased by $227,000 in comparing 2005 to 2004, while average construction real estate loans decreased by $99,000 from 2004 to 2005.

The increase of $4.0 million in the average one-to-four family residential loans was primarily a result of $10.5 million in one-to-four family residential loans acquired as part of the acquisition of Rantoul First Bank in October, 2005. New loan originations on one-to-four family residential properties totaled $30.4 million for 2005, of which $15.5 million in loans were originated for sale into the secondary market. Of the $14.9 million in portfolio originations on one-to-four family residential properties during 2005, $4.8 million was revolving home equity loans. Average commercial real estate loans increased by $10.8 million or 92.2% from an average of $11.7 million in 2004 to $22.5 million in 2005. This was primarily attributable to $28.2 million in new originations during 2005, of which $23.9 million was generated in the Savoy market. The average balance of agricultural real estate loans increased by $2.1 million or 13.9% from an average balance of $15.3 million in 2004 compared to an average balance of $17.4 million in 2005. New originations of farmland loans during 2005 totaled $4.8 million. Agricultural production finance loans increased by $835,000 or 6.0% from an average balance of $13.9 million in 2004 to an average balance of $14.8 million in 2005, resulting primarily from new originations in 2005 of $12.1 million.

The average balance of consumer loans increased by $2.4 million or 9.0% from 2004 to 2005, primarily as a result of $18.6 million in new originations in consumer loans during 2005. Commercial and industrial loans decreased by $205,000 or 2.5% from an average balance of $8.4 million for 2004 compared to an average balance of $8.2 million for 2005.

The increase in loan interest income of $1.4 million from 2004 to 2005 was primarily due to the increase in average balance from $111.4 million in 2004 to $131.4 million in 2005, partially offset by a slight decrease in average rate earned on outstanding loans. The average yield on loans for 2005 was 7.18% compared to 7.22% average yield on loans for 2004, a decrease of 4 basis points. Interest income for 2006 is expected to increase primarily as a result of an increase in the average balance of outstanding loans as well as an increase in the balance of outstanding loans as a percentage of total earning assets; however, the rates generally available for new loans are expected to be somewhat less than the yield of the current portfolio. The reduction in the average interest rate earned on the portfolio as a result of this factor is expected to be at least partially offset by an increase in the rates of interest earned on variable rate loans held in the portfolio that are subject to re-pricing during 2006.

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

Investment income decreased by $185,000 from $3.4 million in 2004 to $3.2 million for 2005. This was primarily a result of a decrease in the average balance of investments, partially offset by a slight increase in average yield. The average balance of investments declined by $5.8 million from $87.9 million during 2004 to an average balance of $82.1 million in investments during 2005. The reduction in investments in 2005 was a source of funding for loan growth. The average rate earned on investments in securities during 2005 was 3.95%, a slight increase from the average rate earned on securities in 2004 of 3.90%.

Income from investments increased by $312,000 from $3.1 million in 2003 to $3.4 million in 2004. The increase was primarily due to a higher average balance in securities and, to a lesser extent, to a higher average rate. Average total investment securities were $87.9 million during 2004, a $10.0 million increase over the 2003 average of $81.9 million. The average rate of investments increased by 10 basis points, from 3.80% in 2003 to 3.90% in 2004, due to a slight interest rate increase. The increase in average investments was funded by deposit growth and advances from the Federal Home Loan Bank.

Interest Expense - Interest expense increased by $935,000, or 21.3%, from $4.4 million for the year ended December 31, 2004, to $5.3 million for the year ended December, 31, 2005. Interest on deposits increased by $616,000 from $2.9 million for 2004 to $3.5 million for 2005. Interest on Federal Home Loan Bank and other debt increased by $320,000 from $1.5 million for 2004 to $1.8 million for 2005.

Interest expense decreased from $4.6 million in 2003 to $4.4 million in 2004, a decrease of $224,000 or 4.8%. Interest expense on deposits declined from $3.2 million in 2003 to $2.9 million in 2004, a reduction of $317,000 or 9.9%. Interest expense on borrowings increased by $93,000 or 6.6% from $1.4 million in 2003 compared to $1.5 million in 2004.

The $616,000 increase in interest paid on deposits from 2004 to 2005 was due to an increase in the average balance of deposits as well as an increase in average rates paid on those deposits. Demand deposits decreased by $4.3 million from an average balance of $57.1 million in 2004 to an average balance of $52.8 million in 2005. The average interest rate paid on demand deposits for 2004 was 1.15% compared to 1.33% for 2005. Average balances in savings accounts for 2005 increased slightly from $12.0 million for 2004 compared to $12.2 million for 2005. The average rate paid on savings accounts decreased by 11 basis points from 0.96% paid in 2004 to 0.85% paid in 2005. Certificates of deposits increased by $11.2 million from an average balance of $74.7 million during 2004 to an average balance of $85.9 million during 2005. The largest component of this increase was the acquisition of $19.2 million in certificates of deposits as part of the acquisition of Rantoul First Bank in October, 2005. The average rate paid on certificates of deposit increased by 30 basis points from 2.84% in 2004 to an average rate paid in 2005 of 3.14%.

During 2004, demand deposits, of which the largest component is Investor Checking Accounts, increased by $716,000 from an average balance of $56.4 million in 2003 to an average balance of $57.1 million in 2004. The average rate on demand deposits decreased from 1.43% in 2003 to 1.15% in 2004. Investor Checking Accounts, which have comparable rates to a money market product without the transaction limitations, averaged $38.9 million in 2004 compared to $41.0 million in 2003. In 2005, the interest rates paid on the Investor Checking Account product were adjusted to a level more than basic NOW account rates, but less than the money market rates. As a result, the 2005 average balance of investor checking accounts declined by $10.1 million to $28.8 million. Average money market accounts increased from an average of $9.0 million during 2003 to $9.9 million average balance for 2004. For 2005, average money market accounts increased by $7.7 million to $17.6 million from $9.9 million average balance of 2004, as many investor checking account holders sensitive to interest rates, converted their investor checking accounts to the higher yielding money market product in 2005.

Interest expense on savings accounts declined $15,000 from $130,000 in 2003 to $115,000 in 2004. The average rate paid on savings accounts decreased 35 basis points from an average rate of 1.31% paid in 2003 to an average rate of 0.96% paid in 2004. The average balance in savings accounts increased from $9.9 million in 2003 to an average balance of $12.0 million in 2004.

Interest expense on certificates of deposit decreased by $157,000, or 6.9%, from $2.3 million in the year 2003 to $2.1 million in the year 2004 due to a decline in the average rate, which was offset by an increase in the average balance. The average rate paid on certificates for 2004 declined by 34 basis points from 3.18% in 2003 to 2.84% in 2004. The average balance of certificate of deposits increased by $3.2 million from $71.5 million in 2003 to $74.7 million in 2004.

Interest expense on Federal Home Loan Bank (FHLB) advances and other debt for 2005 was $1.8 million compared to $1.5 million for 2004, an increase of $320,000 or 21.2%. The increase from 2004 to 2005 was primarily due to an increase of $7.4 million in the average balance of borrowings for 2005 of $45.2 million compared to an average balance of borrowings for 2004 of $37.8 million, and a slight increase in the average rate paid on borrowings. The average rate paid on borrowings during 2004 was 3.98% compared to an average of 4.04% paid in 2005. In June, 2005, the Company issued $6.0 million of trust preferred securities through FBTC Statutory Trust I, to finance the purchase of all outstanding shares of Rantoul First Bank, SB, for $4.2 million, and for other corporate use. The debentures carry a fixed interest rate of 5.8% for a period of five years, and then convert to a floating rate. The average balance of FHLB advances for 2005 increased by $3.6 million from $37.1 million average balance for 2004, compared to $40.7 million average balance for 2005. The increase in borrowings was used to fund loan growth during the year. Borrowings at the FHLB typically consist of fixed-term notes, and an open-end line of credit. At December 31, 2005, borrowings at FHLB totaled $43.2 million, which consisted of $36.2 million in fixed term advances, and $7.0 million in an open line of credit. Of the $36.2 in fixed term advances, $20.5 million have convertible options, which are subject quarterly to possible conversion to an adjustable rate advance after a specific lock-out period. All of the convertible advances have passed the "lock-out" periods, and thus are subject to possible conversion on a quarterly basis. If an advance is converted to an adjustable rate, the Company has the option to prepay principal on each quarterly adjustment date. The Company also occasionally purchases federal funds to fund short-term cash requirements, and at December 31, 2005, had $2.5 million purchased in federal funds.

Interest expense on Federal Home Loan Bank advances and other debt for 2004 was $1.5 million compared to $1.4 million for 2003. The increase was due to an increase in the average balance offset by a decrease in the average rate. The average balance of borrowings for 2004 was $37.8 million compared to $34.2 million for 2003. The additional borrowings were used to fund loans and purchase investment securities. At December 31, 2004, all $40.5 million in borrowings from the Federal Home Loan Bank were fixed-rate, fixed-term advances; however, $25.5 million had convertible options. Federal funds purchased at December 31, 2004 totaled $2.0 million. The average rate on average FHLB advances and other debt decreased from 4.13% in 2003 to 3.98% in 2004.

Average Balance Sheet

The following table presents the average balance sheet for the Company for the years ended December 31, 2005, 2004, and 2003, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The yields or costs are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown. The yields and costs include fees, which are considered adjustments to yields.

                                                             As of                      Year Ended
                                                       December 31, 2005             December 31, 2005
                                                     ---------------------   --------------------------------
                                                       Ending     Average     Average                Average
                                                      Balance   Yield/Rate    Balance   Interest   Yield/Rate
                                                     --------   ----------   --------   --------   ----------
                                                                (Dollars in thousands)
INTEREST-EARNING ASSETS
   Deposits with financial institutions(1)           $  5,110      3.96%     $  3,421    $   113      3.30%
   Securities                                          79,862      4.10%       82,130      3,242      3.95%
   Loans receivable, net (2)                          157,527      6.96%      131,405      9,432      7.18%
   Federal Home Loan Bank stock                         6,608      3.75%        4,904        212      4.32%
                                                     --------      ----      --------    -------      ----
      Total interest-earning assets                   249,107      5.90%      221,860     12,999      5.86%
                                                                   ----                  -------      ----
   Non-interest-earning assets                         24,758                  19,757
                                                     --------                --------
      Total assets                                   $273,865                $241,617
                                                     ========                ========

INTEREST-BEARING LIABILITIES
   Deposits:
      Demand                                         $ 54,190      1.54%     $ 52,831    $   702      1.33%
      Savings                                          12,152      0.86%       12,225        104      0.85%
      Certificates of deposits of $100,000 or more     26,975      3.84%       22,090        794      3.59%
      Other certificates                               79,129      3.55%       63,849      1,906      2.99%
   Borrowings                                          51,886      4.31%       45,234      1,826      4.04%
                                                     --------      ----      --------    -------      ----
   Total interest-bearing liabilities                 224,332      3.13%      196,229      5,332      2.72%
                                                                   ----                  -------      ----
   Non-interest-bearing demand accounts                21,529                  17,357
   Non-interest-bearing liabilities                     1,958                   1,271
                                                     --------                --------
      Total liabilities                               247,819                 214,857
   Total equity capital(3)                             26,046                  26,760
                                                     --------                --------
      Total liabilities and equity capital           $273,865                $241,617
                                                     ========                ========
   Net average interest-earning assets               $ 24,775                $ 25,631
                                                     ========                ========
   Net interest income; interest rate spread(4)                                          $ 7,667      3.14%
                                                                                         =======      ====
   Net interest margin(5)                                                                             3.46%
                                                                                                      ====
   Average interest-earning assets to average
      interest-bearing liabilities                                             113.06%
                                                                             ========

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

(5) Net interest margin is net interest income divided by net average interest-earning assets.

                                                                           Year ended December 31,
                                                     -------------------------------------------------------------------
                                                                   2004                               2003
                                                     --------------------------------   --------------------------------
                                                      Average                Average     Average                Average
                                                      Balance   Interest   Yield/Rate    Balance   Interest   Yield/Rate
                                                     --------   --------   ----------   --------   --------   ----------
                                                                            (Dollars in thousands)
INTEREST-EARNING ASSETS
   Deposits with financial institutions(1)           $  3,880    $    53      1.37%     $  5,970    $    62      1.04%
   Securities                                          87,896      3,427      3.90%       81,902      3,115      3.80%
   Loans receivable, net (2)                          111,445      8,045      7.22%      105,773      8,484      8.02%
   Federal Home Loan Bank stock                         4,129        249      6.03%        3,864        238      6.16%
                                                     --------    -------      ----      --------    -------      ----
      Total interest-earning assets                   207,350     11,774      5.68%      197,509     11,899      6.02%
                                                                 -------      ----                  -------      ----
   Non-interest-earning assets                         19,033                             19,218
                                                     --------                           --------
      Total assets                                   $226,383                           $216,727
                                                     ========                           ========
INTEREST-BEARING LIABILITIES
   Deposits:
      Demand                                         $ 57,086    $   659      1.15%     $ 56,370    $   804      1.43%
      Savings                                          11,989        115      0.96%        9,944        130      1.31%
      Certificates of deposits of $100,000 or more     20,280        630      3.11%       16,643        582      3.50%
      Other certificates                               54,376      1,487      2.73%       54,840      1,692      3.09%
   Borrowings                                          37,801      1,506      3.98%       34,245      1,413      4.13%
                                                     --------    -------      ----      --------    -------      ----
   Total interest-bearing liabilities                 181,532      4,397      2.42%      172,042      4,621      2.69%
                                                                 -------      ----                  -------      ----
   Non-interest-bearing demand accounts                15,104                             14,599
   Non-interest-bearing liabilities                     2,933                              3,671
                                                     --------                           --------
      Total liabilities                               199,569                            190,312
   Total equity capital(3)                             26,814                             26,415
                                                     --------                           --------
      Total liabilities and equity capital           $226,383                           $216,727
                                                     ========                           ========
   Net average interest-earning assets               $ 25,818                           $ 25,467
                                                     ========                           ========
   Net interest income; interest rate spread(4)                  $ 7,377      3.26%                 $ 7,278      3.33%
                                                                 =======      ====                  =======      ====
   Net interest margin(5)                                                     3.56%                              3.68%
                                                                              ====                               ====
   Average interest-earning assets to average
      interest-bearing liabilities                     114.22%                            114.80%
                                                     ========                           ========

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

                                        Year Ended 12/31/2005     Year Ended 12/31/2004
                                             Compared to               Compared to
                                        Year Ended 12/31/2004     Year Ended 12/31/2003
                                      ------------------------   ----------------------
                                          Increase                  Increase
                                         (Decrease)                (Decrease)
                                           Due to                    Due to
                                      ---------------            --------------
                                      Volume    Rate      Net    Volume    Rate    Net
                                      ------   ------   ------   ------   -----   -----
                                                        (in thousands)
Interest-earning assets:
   Interest-bearing demand deposits      ($7)   $  67   $   60     ($25)  $  16     ($9)
   Securities                           (227)      42     (185)     232      80     312
   Loans receivable, net               1,433      (46)   1,387      439    (878)   (439)
   Federal Home Loan Bank stock           41      (78)     (37)      16      (5)     11
                                      ------    -----   ------    -----   -----   -----
      Total interest-earning assets    1,240      (15)   1,225      662    (787)   (125)

Interest-bearing liabilities:
   Demand accounts                       (52)      95       43       10    (155)   (145)
   Savings accounts                        2      (13)     (11)      24     (39)    (15)
   Certificates of deposit               334      249      583      104    (261)   (157)
   Borrowings                            294       26      320      129     (36)     93
                                      ------    -----   ------    -----   -----   -----
      Total interest-bearing
         liabilities                     578      357      935      267    (491)   (224)
                                      ------    -----   ------    -----   -----   -----
      Net change in net interest
         income                       $  662    ($372)  $  290    $ 395   ($296)  $  99
                                      ======    =====   ======    =====   =====   =====

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2005 was $510,000 compared to $515,000 for the year ended December 31, 2004, a slight decrease of $5,000. For 2003, the provision for loan losses was $728,000. Chargeoffs for 2005 were $439,000, which was nearly equal to the 2004 chargeoffs of $437,000. The chargeoffs of $439,000 for 2005 were partially offset by recoveries of $90,000, while the chargeoffs of $437,000 for 2004 were partially offset by recoveries of $98,000. In 2003, chargeoffs totaled $659,000, which were partially offset by recoveries of $93,000. Chargeoffs in 2005 primarily included $205,000 in vehicle loan chargeoffs which were partially offset by recoveries of $48,000, $91,000 in a 2005 chargeoff pertaining to a single borrower with multiple rental properties, and $58,000 in five chargeoffs on loans secured by 1-to-4 family residential properties. In 2004, chargeoffs included from two borrowers on commercial real estate loans, and $75,000 from five borrowers on commercial and industrial loans. Chargeoffs on vehicle loans in 2004 decreased from $222,000 in 2003 to $155,000 in 2004, while chargeoffs on one-to-four family real estate loans decreased from $118,000 in 2003 to $63,000 in 2004. Chargeoffs in 2003 included a $233,000 from a single credit on an agricultural production loan.

The provision for all periods reflects management's analysis of the Company's loan portfolio based on the information which was available to it at such time. In particular, management meets on a quarterly basis to review the adequacy of the allowance for loan losses by classifying loans in compliance with regulatory classifications. Classified loans are individually reviewed to arrive at specific reserve levels for those loans. Once the specific portion for each loan is determined, management calculates a historical portion for each category of loans not classified based on a combination of loss history adjusted for current national and local economic conditions, trends in delinquencies and chargeoffs, trends in volume and term of loans, changes in underwriting standards, and industry conditions.

While Company management believes that the allowance for loan losses is sufficient based on information currently available, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additional chargeoffs which may adversely affect net income.

Noninterest Income

Noninterest income for 2005 was $3.3 million compared to $3.5 million for 2004, a decrease of $132,000, or 3.8%. The decrease was primarily due to reductions in loan servicing fees, other service charges and fees, and net gains on loan sales, partially offset by increased customer service fees. Noninterest income totaled $3.5 million in 2004, compared to $3.8 million in 2003, a decrease of $350,000 or 9.1%, primarily due to decreases in net gains on loan sales, abstract and title fees, and other service charges and fees, partially offset by increases in customer service fees and loan servicing fees.

Customer service fees for 2005 totaled $966,000, which was an $82,000 increase over the 2004 total customer service fees of $884,000. The 9.3% increase was largely due to a $74,000 increase in non-sufficient ("NSF") and overdraft fees from 2004 of $831,000 to $905,000 for 2005. The "Safety-Net Checking" product provides overdraft protection in the form of a pre-approved amount of overdrafts, most often up to $500. The number of active "Safety-Net Checking" accounts at December 31, 2005 totaled 2,145 compared to 1,455 accounts at December 31, 2004. Of the $74,000 increase in NSF and overdraft fees, $24,500 was generated by Rantoul accounts acquired as part of the acquisition of Rantoul First Bank in October, 2005. At the end of 2005, Rantoul had 466 active Safety-Net Checking accounts. NSF fees generated from the Savoy branch for 2005 totaled $63,425, an increase of $45,400 over 2004 NSF fees of $18,025. The majority of new consumer checking accounts opened are "Safety-Net Checking" as it also has no minimum balance requirements. Expectations are that as the number of accounts will continue to rise, related non-sufficient funds and overdraft fees will also increase due to the increased volume of accounts.

Customer service fees increased by $117,000 or 15.3% from $766,000 for the year ended December 31, 2003, to $884,000 for the year ended December 31, 2004. The $117,000 increase was primarily a result of increases in non-sufficient funds and overdraft fees generated from "Safety-Net Checking" accounts. At December 31, 2004, there were 1,455 "Safety-Net Checking" accounts compared to 1,189 at December 31, 2003.

Other service charges and fees decreased by $33,000 from $789,000 for the year ended December 31, 2004, to $756,000 for the year ended December 31, 2005. The primary reasons for the 4.2% decrease were reduced loan fees associated with loans sold into the secondary market and fewer commissions earned on consumer loan credit accident and life insurance, partially offset by an increase in debit card fees. Residential loans sold into the secondary market for 2005 were $15.1 million compared to $17.8 million in residential loans sold into the secondary market in 2004, and the related fees associated with these loans decreased by $31,000. Commissions earned on credit life, disability, and accident insurance policies sold with consumer loans decreased by $17,000 from $196,000 for the year ended December 31, 2004, to $179,000 for the year ended December 31, 2005. Interchange fees earned on debit card usage increased by $49,000 from $84,000 for the year ended December 31, 2004, to $133,000 for the year ended December 31, 2005. Debit card usage continues to rise, as 328,112 transactions were processed in 2005 compared to 211,166 transactions processed in 2004, a 55.4% increase. Dollar volume of debit card usage has also increased from $7.4 million in purchases made using debit cards in 2004, compared to $11.3 million in debit card purchases during 2005. This trend is expected to continue in 2006 as consumers increase the frequency of debit card purchases.

Other service charges and fees decreased $97,000 from $885,000 for the year ended December 31, 2003, to $789,000 for the year ended December 31, 2004. The 10.93% decrease was primarily due to a $123,000 decrease in loan fees generated from loans sold into the secondary market, partially offset by an $18,000 increase in debit card fees. Loan fees generated from residential loans sold into the secondary market were $190,000 for the year ended December 31, 2003, compared to $67,000 for the year ended December 31, 2004. This occurred as a result of a decrease in secondary market loan sales from $45.6 million in 2003 to $17.8 million in 2004. Interchange fees earned from debit card use increased from $66,000 for the year ended December 31, 2003, to $84,000 for the year ended December 31, 2004. The number of debit card transactions processed in 2004 increased 62,827 or 42.4% from 148,339 transactions processed in 2003 to 211,166 transactions processed in 2004. The total dollar volume of transactions also increased by $2.1 million from $5.3 million in 2003 to $7.4 million in 2004.

Net gains on loan sales decreased by $43,000 from $334,000 for the year ended December 31, 2004, to $291,000 for the year ended December 31, 2005. Net gains on loan sales are comprised of actual cash gains at the time of sale, and the gain recognized from the capitalization of the related loan servicing assets. When a loan is sold into the secondary market and the servicing rights to that loan are retained, an asset is created representing the future payment stream of the servicing which is recognized as income from the loan sale. Cash gains on the sale of loans for 2005 totaled $123,000, which was a reduction of $31,000 from cash gains on the sale of loans of $154,000 in 2004. Loans sold into the secondary market during 2005 were $15.1 million, compared to $17.8 million in loans sold during 2004. The Company sells both one-to-four family residential loans and agricultural loans in the secondary market, although in 2004 and 2005, all loans sold into the secondary market were one-to-four residential loans. Of the $15.1 million in loans sold in 2005, approximately $2.0 million were sold servicing released. In 2004, servicing rights were retained on all loans sold into the secondary market. The gain recognized from the capitalization of servicing assets decreased by $12,000 from $180,000 for the year ended December 31, 2004, to $168,000 for the year ended December 31, 2005.

Net gains on loan sales decreased $401,000 from $735,000 for the year ended December 31, 2003, to $334,000 for the year ended December 31, 2004. Cash gains on the sales of loans decreased by $134,000 from $288,000 for the year ended December 31, 2003, to $154,000 for the year ended December 31, 2004. The gain recognized from the capitalization of servicing assets decreased by $267,000 from $447,000 during 2003 to $180,000 for 2004. Loans sold into the secondary market during 2004 were $17.8 million, compared to $45.6 million in loans sold into the secondary market during 2003.

Net realized gains on sales of available-for-sale securities for 2005 were $117,959, which was a result of selling equity securities of $985,000. In 2004, net realized gains on sales of available-for-sale securities totaled $97,000 from the sale of equity securities of $514,000. In 2003, net realized gains on available-for-sale securities totaled $134,000 from the sale of equity securities of $417,000.

Loan servicing fees for the year ended December 31, 2005 were $489,000, which was $169,000 or 25.7% less than loan servicing fees of $658,000 for the year ended December 31, 2004. The average servicing portfolio for agricultural loans has decreased by $2.3 million from an average portfolio of 12.4 million in 2004 compared to an average portfolio of agricultural loans serviced in 2005 of $10.1 million.

Loan servicing fees for the year ended December 31, 2004 were $658,000 compared to $526,000 for the year ended December 31, 2003, an increase of $132,000 or 25.13% due to an increase in loans serviced for others. Average one-to-four residential loans serviced for others totaled $78.0 million for 2004, compared to $70.3 million for 2003, while the average agricultural portfolio of loans serviced for others for 2004 was $12.4 million compared to $14.6 million for 2003.

Brokerage fees for the year ended December 31, 2005 increased by $14,000 to $85,000 from $72,000 for the year ended December 31, 2004. Brokerage fees remained stable from 2003 to 2004, only increasing by $9,000 from $63,000 in 2003 to $72,000 in 2004. In September, 2003 a new alliance was formed with First Advisor Financial Group to provide brokerage and investment services, insurance products, and asset management to the Bank's customer base. Through September, 2004, the Company paid all of the associated expenses through First Charter Service Corporation, and then shared a percentage of the commission income with First Advisors. In October, 2004, the arrangement shifted, and First Advisors assumed the control of the accounts and the associated expenses, and paid the Company a similar percentage of the gross commissions for the last quarter in 2004. Beginning in 2005, this arrangement continued with the Bank, and First Charter Service Corporation has remained dormant as a subsidiary.

Abstract and title fees increased by $15,000 or 4.5% from $335,000 for the year ended December 31, 2004, to $350,000 for the year ended December 31, 2005. This increase was a result of an increase in commissions earned on title insurance policies issued. Abstract and title fees decreased by $105,000 or 23.8% from $439,000 for the year ended December 31, 2003, to $335,000 for the year ended December 31, 2004. The $105,000 decrease was a result of a decreased volume of business due to the decrease of loan originations by lenders from 2003 to 2004.

Noninterest Expense

Total noninterest expense increased from $8.6 million for the year ended December 31, 2004, to $8.9 million for the year ended December 31, 2005. The $368,000 increase was primarily due to increases in net occupancy, equipment, data processing, and other expenses, and a reduction in the amount of impairment recovery of loan servicing rights partially offset by a reduction in the amount of amortization of loan servicing rights.

Total noninterest expense increased from $7.5 million in 2003 to $8.6 million in 2004, an increase of $1.1 million or 14.4% due primarily to increases in salaries and benefits expense, net occupancy expense, equipment expenses, professional fees, marketing expense, and other expenses, and a decrease in the recovery of previously identified impairment of servicing rights, partially offset by a decrease in amortization of loan servicing rights.

Salaries and employee benefits expense remained relatively stable in 2005 at $4.6 million. Director fees increased by $18,000 from $197,000 in 2004 compared to $214,000 in 2005, due to the addition of a new director as a result of the Rantoul acquisition, and a change in the composition of director committees. Salaries and wages for 2005 were $3.1 million which was only a $21,000 increase over the 2004 total salaries and wages of $3.1 million. As of December 31, 2005, the Company payroll included 93 full-time positions and 16 part-time positions. This included 9 full-time employees and 1 part-time employee acquired as part of the purchase of Rantoul First Bank. FICA tax expense and Employee Stock Ownership Plan ("ESOP") expense each had a slight increase for the year, while the Company contributions to the Voluntary Benefit Welfare Association ("VEBA") trust, which provides health insurance and other insurance benefits, experienced a slight deduction for 2005 when compared to 2004.

Salaries and employee benefits expense increased by $516,000 or 12.5% from $4.1 million for the year ended December 31, 2003, compared to $4.6 million for the year ended December 31, 2004. Salaries increased by $352,000 from $2.8 million for the year ended December 31, 2003, to $3.1 million for the year ended December 31, 2004, due to the addition of five full-time employees and five part-time employees. The majority of the employee additions are a result of the branch expansion into Savoy. The increase in employee benefits of $164,000 was primarily due to increased contributions to the VEBA to provide group health insurance and increased ESOP expense. Contributions to the VEBA for the year ended December 31, 2003 were $346,000 compared to $385,000 for the year ended December 31, 2004. The $39,000 increase was a result of both increases in health insurance premiums and number of participants. ESOP expense increased $60,000 from $320,000 for the year ended December 31, 2003, to $380,000 for the year ended December 31, 2004, due to a higher average share price. The monthly expense for the ESOP is determined by the average share price in the open market for the month, and, as the monthly average share price increases, the ESOP expense increases accordingly.

Net occupancy expenses for 2005 increased by $93,000 to $438,000 from $345,000 net occupancy expenses in 2004. The 27.1% increase was primarily a result of a full year of occupancy expense for the new bank facility in Savoy, versus five months of expense in 2004, as the Savoy branch moved into their new facility in August, 2004. Building lease expense increased from $81,000 for 2004, compared to $117,000 for 2005, an increase of $36,000. The depreciation expense on leasehold improvements increased by $51,000 from $37,000 for the year ended December 31, 2004, versus $88,000 for the year ended December 31, 2005. Real estate taxes increased by $15,000 from $40,000 in 2004 to $55,000 in 2005. As part of the Savoy building lease, the Company is required to pay real estate taxes, maintenance, and insurance.

Net occupancy expenses increased by $110,000 or 46.6% from $235,000 for the year ended December 31, 2003, compared to $345,000 for the year ended December 31, 2004. Equipment expenses increased by $132,000 or 20.3% from $654,000 for the year ended December 31, 2003, compared to $786,000 for the year ended December 31, 2004. In August, 2004, the Savoy branch moved into their new facility, and the increase in occupancy expense resulted from the building lease on the new facility and the depreciation of leasehold improvements. The $133,000 increase in equipment expense is a result of an increase in lease expense. Occupancy and equipment expenses should both increase in 2006, as the construction on the Paris facility is completed on the main bank facility. The move to the new facility is anticipated to occur in late spring or early summer 2006.

Professional fees for the year ended December 31, 2005 were $460,000 compared to $481,000 of professional fees for the year ended December 31, 2004, a slight decrease of $21,000. The primary cause for the decrease was a reduction in consulting expenses incurred with the investor relations firm retained by the Company. Fees incurred for the investor relations firm in 2005 totaled $73,000 compared to $92,000 for the year 2004. Professional fees for 2006 are expected to rise, as the implementation of SOX 404 requirements continue.

Professional fees totaled $481,000 for the year ended December 31, 2004, compared to $282,000 for the year ended December 31, 2003. The increase of $199,000 was primarily due to $168,000 in increased consulting fees, of which $92,000 was for the retention of an investors relations firm at the corporate level. Other consulting fees incurred in 2004 included fees incurred for compliance issues and a comprehensive information technology audit.

Foreclosed assets expense, net, decreased by $7,000 from $71,000 for the year ended December 31, 2004, to $64,000 for the year ended December 31, 2005. Foreclosed assets expense, net, decreased by $46,000 from $118,000 for the year ended December 31, 2003, to $71,000 for the year ended December 31, 2004, a 39.1% decrease. The decease was due to a decrease in expenses associated with holding and disposing of real estate properties acquired through foreclosure. In addition, in 2004, several properties and repossessed assets were disposed of resulting in a recognized gain. In 2003, 2004, and 2005, foreclosed assets were primarily associated with one-to-four family residential properties.

Marketing expense decreased by $9,000 from $343,000 for the year ended December 31, 2004, to $334,000 for the year ended December 31, 2005, a 2.6% decrease. Marketing expense increased by $65,000, from $278,000 for the year ended December 31, 2003, to $343,000 for the year ended December 31, 2004, a 23.4% increase. The increase was primarily a result of specific promotions announcing the move to the new facility in the Savoy, Illinois area. Similar promotions were used to introduce the Bank name to the Rantoul community after the acquisition of Rantoul First Bank.

Printing and office supplies expense decreased by $21,000 from $175,000 for the year ended December 31, 2004, to $154,000 for the year ended December 31, 2005 as expenses returned to normal levels. Printing and office supplies increased by $53,000 from $121,000 for the year ended December 31, 2003, to $175,000 for the year ended December 31, 2004. This increase was primarily due to additional expenses associated with expenditures for office supplies and printing expense for the new Savoy branch.

Amortization of loan servicing rights was $487,000 for the year ended December 31, 2005, compared to $630,000 for the year ended December 31, 2004, a reduction of $143,000. The reduction in amortization was primarily due to amortization of loan servicing rights on agricultural loans serviced for others. Amortization on agricultural loan servicing rights declined from $319,000 for 2004 to $215,000 for 2005. This is primarily a result of the reduction of the agricultural servicing portfolio, as no agricultural loans have been sold in the secondary market since 2003. The remainder of the decrease relates to the loan servicing rights on the 1-to-4 family residential loan servicing portfolio. Amortization on the residential loan servicing rights declined to $271,000 for 2005 from $311,000 for 2004. As the rate of loan repayment has slowed, the amount of accelerated amortization has also been reduced, and the expected life of the servicing rights lengthens.

Amortization of loan servicing rights was $849,000 for the year ended December 31, 2003, compared to $630,000 for the year ended December 31, 2004, a decrease of $219,000. In 2003, amortization on loan servicing rights was accelerated due to the high level of prepayments on the related loans.

In 2002, when existing loan servicing assets were valued with estimated shorter lives due to the lower interest rate environment and accelerated prepayment speeds, the calculated value was substantially less than the book value of the servicing assets, identifying an impairment. The impairment of $683,000 was charged against earnings in 2002, and a valuation allowance was established for this amount. During subsequent valuations in 2003, the Company recognized a $416,000 recovery of the previously identified impairment, and in

2004, current valuations indicated an additional recovery of $242,000. In 2005, the last of the impairment from 2002, or $24,000 was recovered as the current valuations indicated a complete recovery of the original impairment.

Other expenses increased by $154,000 from $905,000 for the year ended December 31, 2004, to $1.1 million for the year ended December 31, 2005, an increase of 17.0%. The increase was primarily attributable to a loss on premises and equipment, increased amortization of core deposit intangibles, increased bank fees from Federal Reserve Bank, and an increase in supervisory fees from the State of Illinois. A loss was recognized in 2005 of $62,000 relating to the main bank facility which was part of a property exchange at year end. Amortization of core intangible assets increased by $30,000 for 2005 over 2004, as amortization began on the core intangible assets from the Rantoul acquisition. Fees assessed by the Federal Reserve Bank for 2005 increased by $34,000 over 2004 as more services were utilized in 2005 including image delivery of both incoming and outgoing cash letters. The increase in fees assessed from supervision from the Bank's primary regulator, the State of Illinois, of $15,000 was primarily due to the expenses associated with examination by this agency, which occurs approximately every three years.

Other expenses increased $88,000 from $817,000 in 2003 to $905,000 in 2004, an increase of 10.7%. The increase was due primarily to increases in insurance expense, regulator supervisory fees, corporate NASDAQ fees, and charitable contributions. Insurance expense for 2004 increased $21,000 over 2003 primarily due to higher premiums in workers compensation and directors and officers insurance premiums. Regulatory supervisory fees assessed by the Bank's primary regulator, the Department of Financial and Professional Regulation for the State of Illinois, increased by $10,000 from 2003 to 2004 due to a slight change in the fee structure, an increased asset base, and the additional branch site at Savoy. NASDAQ expenses for 2004 increased by $13,000 over 2003 primarily due to the stock split in 2004, which generated some additional NASDAQ fees for the additional registered shares. Charitable contributions increased by $33,000 primarily due to a contribution to the local community hospital foundation for their capital campaign to fund an expansion project and to additional contributions to a foundation to fund additional scholarships to area college students.

Income Tax Expense

Total income tax expense for 2005 was $313,000, compared to $539,000 for 2004, a decrease of $226,000. The decrease of $226,000 is attributable to lower taxable income of $1.6 million in 2005 compared to $1.8 million in 2004 and an increase in permanent tax differences related to tax exempt interest.

Total income tax expense was $539,000 in 2004, compared to $932,000 in 2003, a decrease of $392,000 or 42.1%. The decrease of $392,000 is attributable to lower taxable income in 2004 of $1.8 million compared to $2.9 million in 2003.

FINANCIAL CONDITION

Total assets of the Company increased by $42.9 million or 18.6% to $273.9 million at December 31, 2005, from $230.9 million at December 31, 2004. The growth in total assets was due primarily due to a $39.4 million increase in loans, net of allowance for loan losses, a $3.3 million increase in premises and equipment, a $3.3 million increase in cash and cash equivalents, and a $2.4 million increase in Federal Home Loan Bank stock, partially offset by a decrease of $7.5 million in available-for-sale securities. The overall increase in total assets was funded primarily by an increase in deposits, the issuance of junior subordinated debentures, and an increase in Federal Home Loan Bank advances.

The Company's cash and cash equivalents increased by $3.3 million, from $9.1 million at December 31, 2004, to $12.4 million at December 31, 2005. Interest-bearing demand deposits with banks increased by $2.4 million from $2.7 million at December 31, 2004, to $5.1 million at December 31, 2005. Cash and due from banks increased by $966,000 from $6.4 million at December 31, 2004, to $7.3 million at December 31, 2005.

Investment securities available for sale totaled $76.4 million at December 31, 2005, compared to $83.9 million at December 31, 2004, a decrease of $7.5 million. The decrease resulted from $23.6 million generated by calls, maturities, and pre-payments, $985,000 generated by sales proceeds, and amortization of premiums of $67,000, offset by $9.3 million in available-for-sale investment purchases, primarily in mortgage-backed securities, municipal bonds, and Federal Home Loan Bank ("FHLB") bonds. The decrease in securities available-for-sale was used primarily to fund loan growth.

Investment securities held-to-maturity totaled $3.4 million at December 31, 2005, compared to $4.8 million at December 31, 2004. The $1.3 million decrease was due to repayments received on these securities in 2005. The Company has the positive intent and ability to hold these securities until maturity.

Loans held for sale, net of unrealized loss, increased by $504,000 from $138,000 at December 31, 2004, to $642,000 at December 31, 2005. Loans for sale at December 31, 2005, consisted entirely of one-to-four family residential loans, which were in the process of being sold into the secondary market to the Federal Home Loan Mortgage Corporation and Illinois Housing Development Authority. The allowance for unrealized loss of $5,000 at December 31, 2005, pertained to the market value differential on two loans to be sold to Federal Home Loan Mortgage Corporation.

The Company's net loan portfolio increased by $39.4 million or 33.6%, from $117.4 million at December 31, 2004, to $156.9 million at December 31, 2005. Gross loans increased by $39.8 million, offset by an increase in the allowance for loan loss of $362,000. The growth was primarily from one-to-four family residential loans, which increased by $14.2 million, and commercial real estate loans, which grew by $16.3 million in 2005. One-to-four family residential loans grew by $14.2 million from $37.6 million at December 31, 2004, to $51.8 million at December 31, 2005. One-to-four family residential loans acquired in the purchase of Rantoul First Bank in October, 2005 totaled $10.5 million. Home equity lines of credit increased by $2.2 million from $3.5 million at December 31, 2004, to $5.7 million at December 31, 2005.

Commercial real estate loans increased by $16.3 million from $16.9 million at December 31, 2004, to $33.2 million at December 31, 2005. The $16.3 million in growth was primarily a result of new loans originated by the Savoy branch. Commercial real estate loan originations for 2005 totaled $28.2 million, of which $23.9 million in commercial real estate loans were originated by the Savoy branch. Expectations are that, in 2006, the Savoy branch will continue to originate a significant number of commercial real estate loans. Agricultural real estate or farmland loans at December 31, 2005 totaled $20.9 million compared to $16.9 million in farmland loans at December 31, 2004. The $4.0 million increase was primarily due to new farmland loan originations in 2005 of $4.8 million, generated by the Paris and Marshall branches.

Commercial and industrial loans at December 31, 2005 totaled $7.9 million, compared to $6.4 million at December 31, 2004, a $1.5 million increase. New originations during 2005 totaled $4.4 million, which were evenly distributed between all branches. Agricultural production finance increased by $1.8 million from the December 31, 2004 total of $13.6 million, to the December 31, 2005 total of $15.4 million. The number of outstanding loans at December 31, 2005 was 291 compared to 259 outstanding loans at December 31, 2004, although the average balance remained constant at $53,000.

Consumer loans increased in all categories by $1.2 million from a balance of $25.2 million at December 31, 2004 to $26.4 million at December 31, 2005. Vehicle loans increased by $504,000, consumer finance loans increased by $72,000, share loans, or loans secured by deposits, increased by $236,000, and other consumer loans increased by $432,000. Consumer loans acquired as part of the Rantoul First Bank purchase totaled $975,000.

At December 31, 2005, the allowance for loan losses was $2.7 million or 1.67% of the total loan portfolio compared to $2.3 million or 1.92% at December 31, 2004. The Company's net chargeoffs were $348,000 for 2005 compared to $339,000 for 2004. Delinquent loans overdue by 90 days or more totaled $1.4 million or 0.88% of total loans at December 31, 2005, compared to $443,000 or 0.37% of total loans at December 31, 2004. The Company's non-performing loans, which include loans delinquent 90 days or more and troubled debt restructurings, were $1.5 million or 0.95% of total loans at December 31, 2005, compared to $1.6 million or 1.31% of total loans at December 31, 2004. Non-performing loans at December 31, 2005 included $306,000 of one-to-four family residential loans, $510,000 of commercial real estate loans pertaining to two borrowers, $421,000 of commercial and industrial loans pertaining to three borrowers, and $94,000 in multiple vehicle loans. Non-performing assets, which include non-performing loans and foreclosed assets totaled $1.8 million at December 31, 2005, compared to $1.8 million at December 31, 2004. Troubled debt restructurings are loans which are modified due to the borrower's financial difficulties, to terms which the Bank might not have otherwise considered. Once these loans are restructured, they continue to be monitored until they have performed according to the terms of the modification for at least one year with no late payments. At December 31, 2005, troubled debt restructurings totaled $94,000, compared to $1.1 million at December 31, 2004. Three loans totaling $821,000, which were included in the troubled debt restructurings at

December 31, 2004, performed according to terms for one year without any late payments, and, as a result, were eliminated from the troubled debt restructurings for 2005. Nonperforming assets and troubled debt restructurings as a percentage of total loans decreased from 2.35% at December 31, 2003, to 1.31% at December 31, 2004. The Company's troubled debt restructurings at December 31, 2005 consisted of a restructured farmland loan and a restructured commercial loan secured by business assets and a personal residence. The Company will continue to monitor changes in the composition of the loan portfolio due to loan growth in Savoy to ensure that the allowance is adequate. Management reviews the adequacy of the allowance for loan losses quarterly, and believes that its allowance is adequate; however, the Company cannot assure that future chargeoffs and/or provisions will not be necessary.

Premises and equipment for December 31, 2005 was $6.4 million, a $3.3 million or 106.8% increase from the December 31, 2004 total of $3.1 million. Purchases of premises and equipment for 2005 totaled $2.7 million, of which $1.9 million was related to the building expansion and renovation of the Operations Center located in Paris. When completed, this facility will house all bank employees located in Paris. Total expenditures related to this project are expected to total $6.0 million, and final occupancy should occur in mid-summer 2006. As part of the purchase of Rantoul First Bank in October, 2005, the Company acquired the bank facility in Rantoul and related equipment for a cost of $1.4 million. Depreciation of premises and equipment for 2005 increased by $88,000 from $325,000 for the year ended December 31, 2004, to $413,000 for the year ended December 31, 2005.

Federal Home Loan Bank stock increased $2.3 million from $4.3 million at December 31, 2004, to $6.6 million at December 31, 2005. Federal Home Loan Bank stock acquired as part of the purchase of Rantoul First Bank totaled $2.1 million. The remainder of the increase, or $212,000, was the result of dividends received in the form of additional stock.

Interest receivable at December 31, 2005 totaled $2.4 million, compared to the December 31, 2004 total of $2.2 million. The $237,000 increase is attributable to the $39.4 million increase in loans, net of allowance for loan losses, from December 31, 2004 to December 31, 2005.

A deferred tax asset of $1.4 million existed at December 31, 2005, compared to a deferred tax liability of $110,000 at December 31, 2004. Of the $1.5 million net change, $701,000 was due to the tax effect of the net decrease in market valuations on investment securities from December 31, 2004 to December 31, 2005. The deferred tax asset at December 31, 2005, relating to the tax effect of the market valuation of investment securities, totaled $427,000. The purchase of Rantoul First Bank in October, 2005 included a net operating loss of $2.4 million. The net operating loss carryforward will expire in the year 2020; however, it is expected that the Company will be able to utilize the full amount of the carryforward. Deferred taxes at December 31, 2005, related to the net operating loss carryforward, totaled $946,000.

Loan servicing rights decreased $294,000 from $757,000 at December 31, 2004, to $462,000 at December 31, 2005. The decrease was due to amortization of loan servicing rights, offset by newly capitalized assets and a partial recovery of a previously identified impairment. Capitalized servicing assets for 2005 were $168,000 compared to $180,000 for 2004, while total loans sold in the secondary market in 2005 were $15.1 million compared to $17.8 million during 2004. An independent valuation of servicing assets is obtained quarterly to establish the market value of the assets using current prepayment assumptions. In 2002, the independent valuation of the servicing assets was substantially less than the recorded book value of the servicing assets, identifying an impairment. As a result, a provision for the valuation allowance of $683,000 was recorded and charged against earnings in 2002. In 2003, subsequent valuations of the servicing assets indicated a partial recovery of the impairment of $416,000. Additional recoveries of $242,000 were indicated in 2004 by current year valuations, and a final recovery of $24,000 occurred in 2005. As prepayment speeds slow due to rising interest rates, the remaining life of the servicing asset increases, which in turn will increase the market value of the servicing assets. The previous impairment has now all been recovered, while the valuation allowance for loan servicing rights at December 31, 2004 was $24,000. Amortization of servicing rights amounted to $487,000 in 2005 compared to $630,000 in 2004. The original amount capitalized is recognized as a gain and is included as gain on sale of loans in the income statement. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

Cash surrender value of life insurance increased from $4.5 million at December 31, 2004, to $4.8 million at December 31, 2005. The increase of $302,000 was due to the purchase of a bank owned director life insurance policy for $125,000 and the net increase in the cash surrender value of $177,000.

Goodwill of $541,000 at December 31, 2005 is related to the purchase of Rantoul First Bank. The excess of the purchase price paid over the fair market value of the individual assets and liabilities acquired as part of the purchase is considered goodwill. Goodwill is not subject to amortization, and will be tested annually for impairment. Core deposit intangible assets at December 31, 2005 totaled $484,000 compared to $104,000 at December 31, 2004, an increase of $380,000. The increase in core deposit intangibles resulted from the acquisition of Rantoul First Bank in October. Amortization on the core deposits intangible assets for 2005 was $42,000 compared to $12,000 for 2004.

Other assets increased from $406,000 at December 31, 2004, to $658,000 at December 31, 2005, an increase of $252,000. The increase was partially due to an investment of $186,000 in the FBTC Statutory Trust I. FBTC Statutory Trust I was established as a statutory trust for the purpose of issuing trust preferred securities. As required by FIN 46R, the Company has not consolidated the investment in the trust. For further discussion, see Note 11 to the financial statements.

The Company's total deposits increased from $159.5 million at December 31, 2004, to $194.0 million at December 31, 2005, an increase of $34.5 million or 21.6%. The increase in total deposits was due to a $3.6 million increase in demand deposits, a $2.7 million increase in savings, NOW and money market accounts, and a $28.1 million increase in certificates of deposit. Deposits acquired as part of the purchase of Rantoul First Bank totaled $26.7 million, which included $491,000 in demand deposits, $7.0 million in savings, NOW and money market accounts, and $19.2 million in certificates of deposits. Deposits generated from the Savoy branch totaled $6.8 million, from $13.3 million at December 31, 2004, to $20.1 million at December 31, 2005.

Demand or non-interest bearing accounts have increased by $3.6 million from $17.9 million at December 31, 2004, to $21.5 at December 31, 2005, a 20.4%
increase. Consumer demand checking accounts increased by $2.2 million from $12.7 million at December 31, 2004, to $14.9 million at December 31, 2005. Consumer demand deposits from Rantoul totaled $1.7 million and numbered 657 at December 31, 2005. One of the other sources of the consumer demand deposit growth was in the "Safety-Net Checking" product which offers a fixed amount of overdraft protection, usually up to $500. Safety-net checking accounts numbered 2,145 for a total balance of $3.1 million at December 31, 2005, compared to 1,455 accounts totaling $2.0 million at December 31, 2004, an increase of $1.1 million. A new product introduced in 2004 was "Student Checking" which targets college students. This new product, for students aged 18-23, offers a checking product with no service charges or minimum balance requirements. The account offers an option of adding a $100 "Safety-Net" for overdraft protection, free debit card, and online banking. At December 31, 2005, 208 Student Checking accounts were in existence with a total balance of $71,000, compared to 98 Student Checking accounts with a total balance of $38,000 at December 31, 2004. Business demand accounts increased by $1.9 million from $4.1 million at December 31, 2004, to $6.0 million at December 31, 2005. The business product line was expanded in 2004 to offer a variety of products to meet the needs of different types of businesses. Different products have been tailored for the small business owner, non-corporate and non-profit organizations, and for commercial businesses. All of the new business products can have an additional feature called "e-business" added to the accounts, which allows for funds management between accounts. At December 31, 2005, business accounts numbered 330 compared to 275 accounts at December 31, 2004.

Savings, NOW, and money market accounts increased by $2.3 million from $63.6 million at December 31, 2004, to $66.3 million at December 31, 2005. Investor Checking, still the largest component of NOW account deposits, was $21.6 million at December 31, 2005, compared to $34.5 million at December 31, 2004, a decrease of $12.9 million. Investor Checking was introduced several years ago as a consumer product with comparable rates to money market accounts without withdrawal restrictions. As interest margins continued to tighten during 2004, the tier structure of this product was modified, and rates were realigned to more resemble a NOW account rather than a money market. During 2005, the gap between interest rates paid on investor checking versus money market accounts has continued to widen. The weighted average interest rate for investor checking at December 31, 2005, was 1.05% compared to the weighted average interest rate of 2.90% for consumer money market accounts at December 31, 2005. At December 31, 2004, the weighted average rate of interest for investor checking was 1.14% compared to a weighted average rate of interest for money market accounts of 1.37% at December 31, 2004. As a result of the larger interest rate spread in the two products, many interest sensitive customers have converted their investor checking accounts to the money market product. Consumer money market accounts have grown by $11.6 million, from $1.7 million at December 31, 2004, to $13.3 million at December 31, 2005. Business money market accounts have grown by $2.3 million, from $8.1 million at December 31, 2004, to $10.4 million at December 31, 2005. The number of business money market accounts has also increased, from 34 accounts at December 31, 2004, to 41 accounts at December 31, 2005. The average rate of interest for business money market accounts has remained constant at 1.30% from December 31, 2004, to December 31, 2005.

Other NOW accounts increased by $1.3 million from $7.7 million at December 31, 2004, to $9.0 million at December 31, 2005. This increase was primarily a result of accounts acquired in the Rantoul First Bank purchase, which at December 31, 2005, totaled $735,000, and from an increase in Savoy NOW accounts of $190,000. Savings accounts have grown from $11.7 million at December 31, 2004, to $12.2 million at December 31, 2005, an increase of $419,000. Signature savings accounts, a traditional savings product, increased by $285,000 from $9.3 million at December 31, 2004, to $9.6 million at December 31, 2005. This increase was primarily due to accounts acquired in the purchase of Rantoul First Bank and offset by decreases from other branches. Rantoul signature savings accounts at December 31, 2005 totaled $1.6 million. "Pay Yourself First" savings accounts are structured to pay interest on a tiered basis and require an automatic transfer from a bank checking account at least monthly. While the Pay Yourself First savings dollar totals have stabilized at $1.9 million in deposits at both December 31, 2005 and 2004, the number of accounts has increased. At December 31, 2004, Pay Yourself First savings accounts numbered 635 compared to 744 accounts at December 31, 2005. Introduced at the end of 2004, was the Health Savings Account, to be used with high deductible health insurance plans. These accounts allow account holders with high deductible health insurance plans to set aside in an account an amount up to the amount of the deductible each year. The funds are available to the account holder to fund qualified medical expenses. If the funds are not used for medical purposes, they can accumulate in the account and earn interest. There were two accounts opened by December 31, 2004, and at December 31, 2005, there were 62 accounts on record with balances totaling $70,000. The health savings accounts are expected to increase as more employers offer high deductible insurance plans to their employees.

Certificates of deposit have increased by $28.1 million from $78.0 million at December 31, 2004, to $106.1 million at December 31, 2005. This growth was primarily due to the certificates of deposit acquired as part of the Rantoul acquisition. Certificates of deposit at Rantoul at December 31, 2005 totaled $27.1 million.

Federal funds purchased at December 31, 2005 were $2.5 million compared to $2.0 million at December 31, 2004, and were used to provide short-term funds. Federal Home Loan Bank advances at December 31, 2005 were $43.2 million, an increase of $2.7 million over the December 31, 2004 balance of $40.5 million. In November, 2005, a $5.0 million convertible advance was called, and at the Company's option, converted over to the open line of credit with a daily adjustable rate. An additional $2.0 million was borrowed against the open line of credit at December 31, 2005, for short-term funding purposes. Another $700,000 in fixed term advances was assumed as part of the acquisition of Rantoul First Bank in October, 2005. At December 31, 2005, borrowings consisted of $36.2 million in long-term, fixed-rate advances, of which $20.5 million are fixed-rate convertible advances. Convertible advances have specific lock-out periods, usually one to three years, after which the Federal Home Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment. At December 31, 2005, all of the convertible advances were past the lock-out period, and are subject to possible call on a quarterly basis. At December 31, 2005, the average rate on all Federal Home Loan Bank advances was 4.09% compared to 3.54% at December 31, 2004.

Capital securities of $6.0 million were issued June 15, 2005, by a statutory business trust, FBTC Statutory Trust I. The Company owns 100% of the common equity of the trust, which is a wholly-owned subsidiary of the Company. The $6.0 million in proceeds from the trust preferred issuance and an additional $186,000 for the Company's investment in the common equity of the Trust, a total of $6,186,000, was invested in the junior subordinated debentures of the Company. As required by FIN 46R, the Company has not consolidated the investment in the Trust. The trust was formed with the purpose of issuing trust preferred securities and investing the proceeds from the sale of such trust preferred securities in the debentures. The debentures held by the trust are the sole assets of the trust. Distributions of the trust preferred securities are payable at a variable rate of interest, which is equal to the interest rate being earned by the trust on the debentures, and are recorded as interest expense by the Company. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures.

The debentures are included as Tier I capital for regulatory capital purposes. The debentures issued are first redeemable, in whole or part, by the Company on June 15, 2010, and mature on June 15, 2035. The funds were used for the acquisition of the common stock of Rantoul First Bank and for the repurchase of First BancTrust Corporation common stock. Interest is fixed at a rate of 5.80% for a period of five years, and then converts to a floating rate. Interest payments are made quarterly beginning in September, 2005.

Interest payable increased by $109,000 from the December 31, 2004 balance of $136,000 to $245,000 at December 31, 2005. The increase in interest payable was primarily due to an increase in accrued interest on deposits and an increase in accrued interest on borrowings. Accrued interest on deposits increased by $81,000 due to interest accruals on the 155-day certificates of deposits which only pay interest at maturity. Accrued interest on borrowings increased by $28,000 due to an increase in borrowed funds, as well as an increase in the average interest rates paid on borrowed money.

Other liabilities increased by $487,000 from $962,000 at December 31, 2004, to $1.4 million at December 31, 2005, resulting primarily from increases in accounts payable, accrued expenses, and deferred compensation. Accounts payable and accrued expenses for income tax expense and real estate tax expense increased by $230,000 from December 31, 2004, to December 31, 2005. Deferred compensation for directors increased by $237,000, of which $75,000 relates to a deferred compensation plan of the Company covering certain directors, whereby those directors may elect to defer their annual fees. The Company also assumed a deferred compensation liability with directors of the former Rantoul First Bank, SB, as part of the acquisition of Rantoul First Bank. As of December 31, 2005, the deferred compensation liability relating to this agreement was $162,000.

Stockholders' equity at December 31, 2005 was $26.0 million compared to $27.5 million at December 31, 2004, a decrease of $1.5 million. The decrease was primarily a result of additional purchases of treasury stock and a decrease in accumulated other comprehensive income due to a reduction of market value in available-for-sale investments, partially offset by increases in retained earnings, additional paid-in capital, unallocated employee stock ownership plan shares, and unearned incentive plan shares. Retained earnings increased by $666,000 primarily due to net income of $1.2 million offset by dividends declared and paid of $582,000. The change of $176,000 in unallocated employee stock ownership plan shares was due to the allocation of 30,408 shares to plan participants. The change of $113,000 in unearned incentive plan shares was due to the allocation of 13,704 shares to recipients. The change of $228,000 in additional paid-in capital was primarily due to the allocations of employee stock ownership shares and incentive plan shares. Treasury stock increased by $1.6 million from the purchase of 131,600 treasury shares during 2005, partially offset by the issuance of shares from treasury stock for the exercise of options for 4,200 shares of stock. All repurchased shares are held as treasury shares to be used for general corporate purposes.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2005 and 2004. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

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

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Loan Servicing Rights - Loan servicing rights ("LSR") associated with loans originated and sold, where servicing is retained, are capitalized and included in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for LSR's relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of LSR's requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds, and the payment performance of the underlying loans. The carrying value of the LSR's is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and a corresponding charge to the income statement.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2005, the total amount of certificates scheduled to mature in the following 12 months was $65.6 million.

The following table presents additional information about our contractual obligations as of December 31, 2005, which by their terms, has contractual maturity and termination dates subsequent to December 31, 2005 (dollars in thousands):

                                          Next 12    13-36     37-60    More than
                                           Months    Months    Months   60 Months    Totals
                                          -------   -------   -------   ---------   --------
CONTRACTUAL OBLIGATIONS:
   Certificates of deposit                $65,636   $28,291   $10,770    $ 1,407    $106,104
   Federal Home Loan Bank advances         15,400     5,300        --     22,500      43,200
   Junior subordinated debt                    --        --        --      6,186       6,186
   Paris IL construction project            3,700        --        --         --       3,700
   Martinsville IL construction project       213        --        --         --         213
   Minimum operating lease commitments        328       319       105         --         752
                                          -------   -------   -------    -------    --------
      Totals                              $85,277   $33,910   $10,875    $30,093    $160,155
                                          =======   =======   =======    =======    ========

The Company's purchase obligations have no material impact on its cash flow or liquidity, and accordingly, have not been included in the above table.

At December 31, 2005, the Company had outstanding commitments to originate loans of $7.2 million. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $5.3 million, with the remainder at floating market rates. In addition, the Company had outstanding unused lines of credit to borrowers aggregating $8.5 million for commercial lines, and $4.7 million for consumer lines of credit. Outstanding commitments for letters of credit at December 31, 2005 totaled $168,000.

The following table presents additional information about our unfunded commitments as of December 31, 2005, which by their terms have contractual maturity dates subsequent to December 31, 2005 (dollars in thousands):

                        Next 12    13-36    37-60   More than
                         Months   Months   Months   60 Months    Totals
                        -------   ------   ------   ---------   -------
UNFUNDED COMMITMENTS:
   Lines of credit       $9,687      $9     $522      $3,020    $13,238
                         ======     ===     ====      ======    =======

The Company believes that it has adequate resources to fund all of its commitments. The Company's most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Company's operating, financing, lending and investing activities during any given period. The level of cash and cash equivalents at December 31, 2005 was $12.4 million. The Company's future short-term requirements for cash are not expected to significantly change. However, in the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available, such as Federal Home Loan Bank advances. With sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company's cash and cash equivalents ("cash") increased by $3.3 million in 2005 and decreased by $1.2 million in 2004 and $159,000 in the year ended December 31, 2003. Cash increased in 2005 due to net cash provided by financing activities of $14.3 million and net cash provided by operating activities of $2.2 million, partially offset by $13.1 million in net cash used in investing activities. Cash provided by operating activities included net income of $1.2 million, plus non cash adjustments to net income including the proceeds from sales of loans originated for sale of $15.1 million, offset by $15.5 million in loans originated for sale and net gain on loan sales of $291,000, the provision for loan losses of $510,000, depreciation and amortization of $413,000, amortization of loan servicing rights of $487,000, and compensation related to employee stock ownership and incentive plans of $488,000, partially offset by Federal Home Loan Bank stock dividends of $212,000 and the net change in deferred income taxes of $189,000.

Net cash used in investing activities included net originations in loans of $25.7 million, purchases of available-for-sale securities of $9.3 million, $2.3 million in net cash paid for the purchase of Rantoul First Bank (net of cash received), and $2.7 million for purchases of premises and equipment. Net cash provided in investing activities included $23.6 million in proceeds from maturities of available-for-sale securities and $1.4 million in proceeds from maturities of held-to-maturity securities. Net cash provided by financing activities included $9.0 million net increase in certificates of deposit, $6.2 million in proceeds from the issuance of junior subordinated debentures, and $2.0 million proceeds from Federal Home Loan Bank advances, partially offset by a net decrease in demand deposits, money market, NOW and savings accounts, purchases of $1.6 million of treasury stock, and dividends paid of $582,000.

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

The Bank is required to maintain regulatory capital sufficient to meet tier I leverage, tier I risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At December 31, 2005, the Bank exceeded each of its capital requirements with ratios of 11.4%, 18.3% and 19.6%, respectively.

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

The Company's key interest rate risk management tactics consists primarily of:
(i) emphasizing the attraction and retention of core deposits, which tend to be a more stable source of funding; (ii) emphasizing the origination of adjustable rate mortgage loan products and relatively short-term and medium-term commercial and consumer loans for the in-house portfolio, although this is dependent largely on the market for such loans; (iii) selling longer-term fixed-rate one-to-four family mortgage loans into the secondary market; and (iv) investing primarily in U.S. government agency investments and mortgage-backed securities.

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

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2005, which mature or re-price in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to re-pricing or contractual maturity. Cumulatively, as of December 31, 2005, the amount of the Company's interest-bearing liabilities estimated to mature or re-price within one year exceeded the Company's earning assets with the same time characteristics by $57.0 million or 20.8% of the Company's total book assets.

                                      Daily      1 to 3     3 to 12      1 to 3     3 to 5    Over 5
                                     Reprice     Months      Months      Years      Years     Years      Total
                                     -------   ---------   ---------   ---------   -------   -------   --------
                                                               (dollars in thousands)
Interest-earning Assets:
   Loans receivable, net (1,5,6)     $    0    $  33,106   $  27,273   $  46,725   $29,879   $20,544   $157,527
   Investment Securities (2,3,5,6)        0       10,370      17,069      25,998    12,749   $13,676     79,862
   Interest-bearing Due From Banks    5,110            0           0           0         0         0      5,110
                                     ------    ---------   ---------   ---------   -------   -------   --------
      TOTAL                           5,110       43,476      44,342      72,723    42,628    34,220    242,499
                                     ------    ---------   ---------   ---------   -------   -------   --------
Interest-bearing Liabilities
   Deposits (4)                           0       84,852      47,127      28,290    12,177         0    172,446
   Borrowings                         2,500        3,850      11,550       5,300    13,611    15,075     51,886
                                     ------    ---------   ---------   ---------   -------   -------   --------
      TOTAL                           2,500       88,702      58,677      33,590    25,788    15,075    224,332
                                     ------    ---------   ---------   ---------   -------   -------   --------
Gap                                   2,610      (45,226)    (14,335)     39,133    16,840    19,145     18,167
                                     ------    ---------   ---------   ---------   -------   -------   --------
Cumulative Gap                       $2,610     ($42,616)   ($56,951)   ($17,818)    ($978)  $18,167   $ 18,167
                                     ======    =========   =========   =========   =======   =======   ========
Cumulative Gap as a %
   of Total Assets                      1.0%       -15.6%      -20.8%       -6.5%     -0.4%      6.6%       6.6%

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

The following table sets forth the summarized results of the Earnings Simulation prepared as of December 31, 2005.

EARNINGS AT RISK

2006 Earnings Forecast With Rate Change Impact

                                  $ CHANGE              $ CHANGE
                                    RATES     4Q-2006     RATES
                                   FALLING   EARNINGS    RISING
                                   100 BP    FORECAST    100 BP
                                  --------   --------   --------
                                          (in thousands)
INTEREST INCOME
   FF Sold & Due From Banks          -51         135        51
   Securities                       -149       3,328       137
   Total Loans                      -288      10,062       213
   Other Interest Income               0         212         0
                                    ----      ------      ----
      TOTAL INTEREST INCOME         -488      13,737       474

INTEREST EXPENSE
   NOW, MMDA & Savings              -139         847        56
   Small CD's                       -205       2,004       205
   Large CD's                        -59         848        59
   Structured Debt                   -94       2,077        94
                                    ----      ------      ----
      TOTAL INTEREST EXPENSE        -497       5,777       414
                                    ----      ------      ----
NET INTEREST INCOME                    9       7,894        60
                                    ----      ------      ----
   Provision Expense                   0         515         0
   Non-Interest Income                 0       2,078         0
   Non-Interest Expense                0       7,422         0
   Realized Security G/L               0           0         0
   Income Before Taxes                 0       2,035         0
   Taxes                               2         626        12
                                    ----      ------      ----
NET INCOME                             7       1,227        48
                                    ----      ------      ----
% CHANGE IN NET INTEREST INCOME     0.11%                 0.72%
                                    ----      ------      ----

The Company tends to be liability sensitive due to the levels of non-maturity deposits (NOW, Savings, and MMDA), the offering rates of which are available to be reset at least monthly, and certificates of deposit that will mature within twelve months. The effect of interest rate increases on loans, since they are subject to competitive pressure, tends to lag behind change in market rates. This lag generally lessens the positive impact on net interest income during a period of rising interest rates. Based on information provided in the table, assuming no significant impact from competitive pressure, the effect of an increase in interest rates of 100 basis points would be an increase in annualized net interest income of approximately $60,000.

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

IMPACT OF ACCOUNTING CHANGES

FASB Staff Position on FAS No. 115-1 and FAS No. 124-1 ("the FSP"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and addresses the determination of when an investment is considered impaired; whether the impairment is other-than-temporary; and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance on Emerging Issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairment deemed to be other-than-temporary, must be recognized in earnings at an amount equal to the entire difference between the securities cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also required that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The initial adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-based Compensation, that sets accounting requirements for "share-based" compensation to employees. This statement will require the Company to recognize in the income statement the grant-date fair value of the stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. This Statement is effective on January 1, 2006. The unvested stock options that are outstanding on the effective date of SFAS No. 123R that were previously included as part of the net income in Note 1 of the Company's financial statements will be charged to expense over the remaining vesting period, without any changes in measurement. The Company will adopt this Standard under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the unvested awards at the adoption date. The adoption of SFAS No. 123R will not have an impact on the Company's results of operations, financial position or cash flows as all stock options were vested as of December 31, 2005.

The FASB issued an FSP on December 15, 2005, "SOP 94-6-1 -- Terms of Loan Products That May Give Rise to a Concentration of Credit Risk" which addresses the disclosure requirements for certain nontraditional mortgage and other loan products the aggregation of which may constitute a concentration of credit risk under existing accounting literature. Pursuant to this FSP, the FASB's intentions were to reemphasize the adequacy of such disclosures and noted that the recent popularity of certain loan products such as negative amortization loans, high loan-to-value loans, interest only loans, teaser rate loans, option adjusted rate mortgage loans and other loan product types may aggregate to the point of being a concentration of credit risk to an issuer and thus may require enhanced disclosures under existing guidance. This FSP was effective immediately. We have evaluated the impact of this FSP and have concluded that our disclosures are consistent with the objectives of the FSP.

RISK FACTORS (FBTC)

Investing in our common stock involves various risks which are particular to our company, our industry and our market area. Several risk factors regarding investing in our common stock are discussed below. This listing should not be considered as all-inclusive. If any of the following risks were to occur, we may not be able to conduct our business as currently planned and our financial condition or operating results could be negatively impacted. These matters could cause the trading price of our common stock to decline in future periods.

WE ARE GEOGRAPHICALLY CONCENTRATED IN EAST CENTRAL ILLINOIS, AND CHANGES IN LOCAL ECONOMIC CONDITIONS COULD IMPACT OUR PROFITABILITY.

We operate primarily in Champaign, Clark and Edgar Counties in Illinois, and most of our loan customers and substantially all of our deposit and other customers live or have operations in, or contiguous to Champaign, Clark, and Edgar Counties, (our "primary market area"). Accordingly, our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary market area, along with the continued attraction of business ventures to the area. Our profitability is impacted by the changes in general economic conditions in this market. Additionally, unfavorable local or national economic conditions could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations.

We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Our continued growth may require the need for additional capital and further regulatory approvals which, if not obtained, could adversely impact our profitability and implementation of our current business plan.

To continue to grow, we will need to provide sufficient capital to our subsidiary, First Bank &Trust, s.b., through earnings generation, additional equity-offerings or borrowed funds or any combination of these sources of funds. Should we incur indebtedness, we are required to obtain certain regulatory approvals beforehand. Should our growth exceed our expectations, we may need to raise additional capital over our projected capital needs. However, our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, as well as our financial performance. Accordingly, we cannot assure our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand and grow our operations could be materially impaired. Additionally, our current plan involves both increasing our branch network and acquiring existing financial institutions, which will require capital expenditures. Our expansion efforts may also require certain regulatory approvals. Should we not be able to obtain such approvals or otherwise not be able to grow our asset base, our ability to attain our long-term profitability goals will be more difficult.

WE HAVE A CONCENTRATION OF CREDIT EXPOSURE TO BORROWERS IN CERTAIN INDUSTRIES AND WE ALSO TARGET SMALL TO MEDIUM-SIZED BUSINESSES.

At December 31, 2005, we had significant credit exposures to borrowers in agricultural and related businesses as well as commercial real estate development. If either of these industries experience an economic slowdown and, as a result, the borrowers in these industries are unable to perform their obligations under their existing loan agreements, our earnings could be negatively impacted, causing the value of our common stock to decline.

Additionally, a substantial focus of our marketing and business strategy is to serve both household and small to medium-sized businesses which are related to agriculture and real estate development in our primary market area. As a result, a relatively high percentage of our loan portfolio consists of agricultural and related business loans and commercial real estate development loans. As December 31, 2005, our agricultural loans accounted for 22.6% of our total loans while commercial real estate loans totaled 20.7% of our total loans. Producers of agricultural products may be negatively impacted by weather-related events that may effect their ability to repay their loans. Even though our commercial loans are primarily secured by real estate, during periods of economic weakness, small to medium-sized businesses may be impacted more severely than larger businesses. Consequently, the ability of such businesses to repay their loans may deteriorate, which would adversely impact our results of operations and financial condition.

IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO COVER ACTUAL LOAN LOSSES, OUR EARNINGS WILL DECREASE.

If loan customers with significant loan balances fail to repay their loans according to the terms of these loans, our earnings would suffer. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of any collateral securing the repayment of our loans. We maintain an allowance for loan losses in an attempt to cover the inherent risks associated with lending. In determining the size of this allowance, we rely on an analysis of our loan portfolio based on volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies, nonaccruals and chargeoffs, national and local economic conditions, other factors and other pertinent information. If our assumptions are inaccurate, our current allowance may not be sufficient to cover potential loan losses, and additional provisions may be necessary which would decrease our earnings.

In addition, federal and state regulators periodically review our loan portfolio and may require us to increase our allowance for loan losses or recognize loan chargeoffs. Their conclusions about the quality of our loan portfolio may be different than ours. Any increase in our allowance for loan losses or loan chargeoffs as required by these regulatory agencies could have a negative effect on our operating results.

FLUCTUATIONS IN INTEREST RATES COULD REDUCE OUR PROFITABILITY.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense. Interest rate fluctuations are caused by many factors which, for the most part, are not under our direct control. For example, national monetary policy plays a significant role in the determination of interest rates. Additionally, competitor pricing and the resulting negotiations that occur with our customers also impact the rates we collect on loans and the rates we pay on deposits.

As interest rates change, we expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this 'gap" may work against us, and our earnings may be negatively affected.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds. As a result, we could be required to sell some of our loans and investments under adverse market conditions, with terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

LOSS OF OUR SENIOR EXECUTIVE OFFICERS OR OTHER KEY EMPLOYEES COULD IMPAIR OUR RELATIONSHIP WITH OUR CUSTOMERS AND ADVERSELY AFFECT OUR BUSINESS.

We have assembled a senior management team which has a substantial background and experience in banking and financial services in the market. Loss of these key personnel could negatively impact our earnings because of their skills, customer relationships and/or the potential difficulty of promptly replacing them.

COMPETITION WITH OTHER BANKING INSTITUTIONS COULD ADVERSELY AFFECT OUR PROFITABILITY.

A number of banking institutions in the market have higher lending limits, more banking offices, and a larger market share. In some respects, this may place these competitors in a competitive advantage, although many of our customers have selected us because of service quality concerns at the larger enterprises. This competition may limit or reduce our profitability, reduce our growth and adversely affect our results of operations and financial condition.

WE MAY ISSUE ADDITIONAL COMMON STOCK OR OTHER EQUITY SECURITIES IN THE FUTURE WHICH COULD DILUTE THE OWNERSHIP INTEREST OF EXISTING SHAREHOLDERS.

In order to maintain our capital at desired or regulatory-required levels, we may be required to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of common stock. We may sell these shares at prices below the current market price of shares, and the sale of these shares may significantly dilute shareholder ownership. We could also issue additional shares in connection with acquisitions of other financial institutions.

EVEN THOUGH OUR COMMON STOCK IS CURRENTLY TRADED ON THE NASDAQ STOCK MARKET, IT HAS LESS LIQUIDITY THAN THE AVERAGE STOCK QUOTED ON THAT OR SIMILAR SECURITIES EXCHANGES.

The trading volume in our common stock on the Nasdaq market has been relatively low when compared with larger companies listed on the Nasdaq Stock Market or similar exchanges.

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

IF A CHANGE IN CONTROL OR CHANGE IN MANAGEMENT IS DELAYED OR PREVENTED, THE MARKET PRICE OF OUR COMMON STOCK COULD BE NEGATIVELY AFFECTED.

Provisions in our corporate documents, as well as certain federal and state regulations, may make it difficult and expensive to purse a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions contained in our charter also will make it more difficult for an outside shareholder to remove our current board of directors.

THE AMOUNT OF COMMON STOCK OWNED BY, AND OTHER COMPENSATION ARRANGEMENTS WITH, OUR OFFICERS AND DIRECTORS MAY MAKE IT MORE DIFFICULT TO OBTAIN SHAREHOLDER APPROVAL OF POTENTIAL TAKEOVERS THAT THEY OPPOSE.

As of December 31, 2005, directors and executive officers beneficially owned approximately 16% of our common stock. Employment agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock, option ownership and grants of stock not yet vested in of our board and management could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals of us that our directors and officers oppose.

OUR BUSINESS IS DEPENDENT ON TECHNOLOGY, AND AN INABILITY TO INVEST IN TECHNOLOGICAL IMPROVEMENTS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. We have made significant investments in data processing, management information systems and internet banking accessibility. Our future success will depend in part upon our ability to create additional efficiencies in our operations through the use of technology, particularly in light of our past and projected growth strategy. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot make assurances that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services be successful in marketing these products and services to our customers.

OUR INTERNAL CONTROL OVER FINANCIAL REPORTING MAY HAVE WEAKNESSES OR INADEQUACIES THAT MAY BE MATERIAL.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to perform an evaluation of our internal control over financial reporting and our auditor to attest to such evaluation on an annual basis, unless these requirements are modified for smaller public companies. Ongoing compliance with these requirements is expected to be expensive and time-consuming and may negatively impact our results of operations. While our management has not identified any material weaknesses relating to our internal controls at December 31, 2005, we cannot make any assurance that material weaknesses in our internal control over financial reporting will not be identified in the future. If we are unable to complete an evaluation of our internal control over financial reporting and our auditor is not able to timely attest to such evaluation, we may be subject to regulatory scrutiny, and a loss of public confidence in our internal control over financial reporting which may cause the value of our common stock to decrease.

WE ARE SUBJECT TO VARIOUS STATUTES AND REGULATIONS THAT MAY LIMIT OUR ABILITY TO TAKE CERTAIN ACTIONS.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulations greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

                             REPORT OF INDEPENDENT
                       REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors
   and Stockholders
First BancTrust Corporation
Paris, Illinois

We have audited the accompanying consolidated balance sheets of First BancTrust Corporation (Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First BancTrust Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


/s/ BKD, LLP

Decatur, Illinois
February 21, 2006

                           FIRST BANCTRUST CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004

                                                                         2005           2004
                                                                     ------------   ------------
ASSETS

   Cash and due from banks                                           $  7,337,584   $  6,371,394
   Interest-bearing demand deposits                                     5,109,549      2,742,036
                                                                     ------------   ------------
      Cash and cash equivalents                                        12,447,133      9,113,430
                                                                     ------------   ------------
   Available-for-sale securities                                       76,424,175     83,944,308
   Held-to-maturity securities (fair value of $3,383,547 and
      $4,830,557)                                                       3,437,417      4,778,380
   Loans held for sale, net of unrealized loss of $4,784 and $0 at
      December 31, 2005 and 2004                                          642,198        137,925
   Loans, net of allowance for loan losses of $2,662,450 and
      $2,300,452 at December 31, 2005 and 2004                        156,884,910    117,447,638
   Premises and equipment                                               6,386,074      3,088,241
   Federal Home Loan Bank stock                                         6,608,412      4,255,500
   Foreclosed assets held for sale, net                                   267,200        189,903
   Interest receivable                                                  2,415,689      2,178,945
   Deferred income taxes                                                1,381,511             --
   Loan servicing rights, net of valuation allowance of $0 and
      $24,191 at December 31, 2005 and 2004                               462,341        756,637
   Cash surrender value of life insurance                               4,824,886      4,523,326
   Goodwill                                                               541,474             --
   Core deposit intangibles                                               483,752        103,744
   Other assets                                                           657,973        405,816
                                                                     ------------   ------------
      Total assets                                                   $273,865,145   $230,923,793
                                                                     ============   ============

See Notes to Consolidated Financial Statements

                                                                         2005           2004
                                                                     ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

   LIABILITIES
      Deposits
         Demand                                                      $ 21,528,960   $ 17,885,444
         Savings, NOW, and money market                                66,341,936     63,628,086
         Time                                                         106,104,371     77,957,535
                                                                     ------------   ------------
            Total deposits                                            193,975,267    159,471,065
                                                                     ------------   ------------
      Federal funds purchased                                           2,500,000      2,000,000
      Federal Home Loan Bank advances                                  43,200,000     40,500,000
      Junior subordinated debentures                                    6,186,000             --
      Pass through payments received on loans sold                         74,695         60,194
      Advances from borrowers for taxes and insurance                     189,366        137,889
      Deferred income taxes                                                    --        109,615
      Interest payable                                                    245,118        136,369
      Other                                                             1,448,521        961,798
                                                                     ------------   ------------
            Total liabilities                                         247,818,967    203,376,930
                                                                     ------------   ------------

   COMMITMENTS AND CONTINGENT LIABILITIES

   STOCKHOLDERS' EQUITY
      Preferred stock, $.01 par value; authorized and unissued -
         1,000,000 shares
      Common stock, $.01 par value; authorized 5,000,000 shares;
         Issued 3,041,750 shares
         Outstanding - 2005 - 2,367,450 shares, 2004 - 2,494,850
            shares                                                         30,418         30,418
      Additional paid-in capital                                       15,015,139     14,787,446
      Retained earnings                                                19,061,990     18,396,265
      Unearned incentive plan shares; 2005 - 71,422 shares, 2004 -
         85,126 shares                                                   (589,364)      (702,422)
      Unearned ESOP compensation; 2005 - 98,902 shares, 2004 -
         129,310 shares                                                  (571,570)      (747,302)
      Accumulated other comprehensive income (loss)                      (665,423)       415,227
      Treasury stock, at cost
         Common: 2005 - 674,300 shares, 2004 - 546,900 shares          (6,235,012)    (4,632,769)
                                                                     ------------   ------------
            Total stockholders' equity                                 26,046,178     27,546,863
                                                                     ------------   ------------
            Total liabilities and stockholders' equity               $273,865,145   $230,923,793
                                                                     ============   ============

                                FIRST BANCTRUST CORPORATION
                             CONSOLIDATED STATEMENTS OF INCOME
                          YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                            2005          2004          2003
                                                        -----------   -----------   -----------
INTEREST AND DIVIDEND INCOME
   Loans
      Taxable                                           $ 9,370,277   $ 7,980,443   $ 8,445,980
      Tax-exempt                                             61,896        64,193        38,003
   Securities
      Taxable                                             2,775,099     3,043,768     2,771,604
      Tax-exempt                                            466,712       382,813       343,367
   Dividends on Federal Home Loan Bank stock                212,394       249,387       237,954
   Deposits with financial institutions and other           112,507        53,490        62,066
                                                        -----------   -----------   -----------
         Total interest and dividend income              12,998,885    11,774,094    11,898,974
                                                        -----------   -----------   -----------
INTEREST EXPENSE
   Deposits                                               3,506,395     2,890,651     3,207,433
   Federal Home Loan Bank advances and other debt         1,826,035     1,506,303     1,413,147
                                                        -----------   -----------   -----------
         Total interest expense                           5,332,430     4,396,954     4,620,580
                                                        -----------   -----------   -----------
NET INTEREST INCOME                                       7,666,455     7,377,140     7,278,394
PROVISION FOR LOAN LOSSES                                   510,145       515,001       728,000
                                                        -----------   -----------   -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES       7,156,310     6,862,139     6,550,394
                                                        -----------   -----------   -----------
NONINTEREST INCOME
   Customer service fees                                    965,684       883,920       766,457
   Other service charges and fees                           755,606       788,503       885,260
   Net gains on loan sales                                  291,259       333,862       735,309
   Net realized gains on sales of available-for-sale
      securities                                            117,959        97,036       133,965
   Loan servicing fees                                      489,196       658,487       526,237
   Brokerage fees                                            85,425        71,676        62,704
   Abstract and title fees                                  349,733       334,846       439,491
   Increase in cash surrender value of life insurance       176,560       177,350       167,050
   Other                                                    106,172       123,482       102,056
                                                        -----------   -----------   -----------
         Total noninterest income                         3,337,594     3,469,162     3,818,529
                                                        -----------   -----------   -----------

See Notes to Consolidated Financial Statements

                                                        2005         2004         2003
                                                     ----------   ----------   ----------
NONINTEREST EXPENSE
   Salaries and employee benefits                    $4,642,557   $4,629,509   $4,113,413
   Net occupancy expense                                437,944      344,529      234,991
   Equipment expense                                    831,912      786,487      653,779
   Data processing fees                                 485,944      441,052      437,429
   Professional fees                                    460,101      481,039      281,772
   Foreclosed assets expense, net                        63,510       71,210      117,685
   Marketing expense                                    334,164      343,132      278,086
   Printing and office supplies                         154,171      174,757      121,370
   Amortization of loan servicing rights                486,792      630,182      848,746
   Recovery of impairment of loan servicing rights      (24,191)    (242,448)    (416,448)
   Other                                              1,059,033      904,996      817,200
                                                     ----------   ----------   ----------
         Total noninterest expense                    8,932,937    8,564,445    7,488,023
                                                     ----------   ----------   ----------
INCOME BEFORE INCOME TAXES                            1,560,967    1,766,856    2,880,900
PROVISION FOR INCOME TAXES                              313,272      539,123      931,501
                                                     ----------   ----------   ----------
NET INCOME                                           $1,247,695   $1,227,733   $1,949,399
                                                     ==========   ==========   ==========
BASIC EARNINGS PER SHARE                             $     0.56   $     0.54   $     0.85
                                                     ==========   ==========   ==========
DILUTED EARNINGS PER SHARE                           $     0.52   $     0.51   $     0.81
                                                     ==========   ==========   ==========

                           FIRST BANCTRUST CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                           COMMON STOCK       ADDITIONAL
                                                       -------------------       PAID
                                                         SHARES     AMOUNT   -IN CAPITAL
                                                       ---------   -------   -----------
BALANCE, JANUARY 1, 2003                               2,731,420   $30,418   $14,428,801
   Comprehensive income
      Net income                                              --        --            --
      Change in unrealized appreciation on
         available-for-sale securities, net of taxes          --        --            --

         Total comprehensive income
   Dividends on common stock, $.175 per share                 --        --            --
   Purchase of treasury stock (230,970 shares)          (230,970)       --            --
   Incentive plan shares allocated (13,704 shares)            --        --        (3,426)
   ESOP shares earned (30,408 shares)                         --        --       139,101
                                                       ---------   -------   -----------
BALANCE, DECEMBER 31, 2003                             2,500,450    30,418    14,564,476
   Comprehensive income
      Net income                                              --        --            --
      Change in unrealized appreciation on
         available-for-sale securities, net of taxes          --        --            --

         Total comprehensive income
   Dividends on common stock, $.23 per share                  --        --            --
   Purchase of treasury stock (5,600 shares)              (5,600)       --            --
   Incentive plan shares allocated (13,704 shares)            --        --        (3,426)
   Tax benefit related to incentive plan                      --        --        25,129
   ESOP shares earned (30,408 shares)                         --        --       201,267
                                                       ---------   -------   -----------
BALANCE, DECEMBER 31, 2004                             2,494,850    30,418    14,787,446
   Comprehensive income
      Net income                                              --        --            --
      Change in unrealized appreciation on
         available-for-sale securities, net of taxes          --        --            --

         Total comprehensive income
   Dividends on common stock, $.24 per share                  --        --            --
   Purchase of treasury stock (131,600 shares)          (131,600)       --            --
   Stock options exercised (4,200 shares)                  4,200        --         4,400
   Incentive plan shares allocated (13,704 shares)            --        --        (3,426)
   Tax benefit related to stock options
      exercised and incentive plan                            --        --        24,401
   ESOP shares earned (30,408 shares)                         --        --       202,318
                                                       ---------   -------   -----------
BALANCE, DECEMBER 31, 2005                             2,367,450   $30,418   $15,015,139
                                                       =========   =======   ===========

See Notes to Consolidated Financial Statements

                                            ACCUMULATED
                UNEARNED      UNEARNED         OTHER
  RETAINED     INCENTIVE        ESOP       COMPREHENSIVE     TREASURY
  EARNINGS    PLAN SHARES   COMPENSATION   INCOME (LOSS)      STOCK         TOTAL
-----------   -----------   ------------   -------------   -----------   -----------
$16,243,149    $(928,538)   $(1,098,766)    $   993,257    $(2,362,597)  $27,305,724

  1,949,399           --             --              --             --     1,949,399

         --           --             --        (637,664)            --      (637,664)
                                                                         -----------
                                                                           1,311,735
   (449,248)          --             --              --             --      (449,248)
         --           --             --              --     (2,201,068)   (2,201,068)
         --      113,058             --              --             --       109,632
         --           --        175,732              --             --       314,833
-----------    ---------    -----------     -----------    -----------   -----------
 17,743,300     (815,480)      (923,034)        355,593     (4,563,665)   26,391,608

  1,227,733           --             --              --             --     1,227,733

         --           --             --          59,634             --        59,634
                                                                         -----------
                                                                           1,287,367
   (574,768)          --             --              --             --      (574,768)
         --           --             --              --        (69,104)      (69,104)
         --      113,058             --              --             --       109,632
         --           --             --              --             --        25,129
         --           --        175,732              --             --       376,999
-----------    ---------    -----------     -----------    -----------   -----------
 18,396,265     (702,422)      (747,302)        415,227     (4,632,769)   27,546,863

  1,247,695           --             --              --             --     1,247,695

         --           --             --      (1,080,650)            --    (1,080,650)
                                                                         -----------
                                                                             167,045
   (581,970)          --             --              --             --      (581,970)
         --           --             --              --     (1,639,297)   (1,639,297)
         --           --             --              --         37,054        41,454
         --      113,058             --              --             --       109,632

         --           --             --              --             --        24,401
         --           --        175,732              --             --       378,050
-----------    ---------    -----------     -----------    -----------   -----------
$19,061,990    $(589,364)   $  (571,570)    $  (665,423)   $(6,235,012)  $26,046,178
===========    =========    ===========     ===========    ===========   ===========

                           FIRST BANCTRUST CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                2005           2004           2003
                                                            ------------   ------------   ------------
OPERATING ACTIVITIES
   Net income                                               $  1,247,695   $  1,227,733   $  1,949,399
   Items not requiring (providing) cash
      Depreciation and amortization                              413,487        325,332        217,838
      Provision for loan losses                                  510,145        515,001        728,000
      Loss on foreclosed assets, net                              20,868         10,580         42,443
      Donation of fixed assets                                        --         21,031             --
      Loss on premises and equipment                              89,188          6,315             --
      Amortization of premiums and discounts on
         securities, net                                          67,397        189,845        887,042
      Amortization of loan servicing rights                      486,792        630,182        848,746
      Recovery for impairment of loan servicing rights           (24,191)      (242,448)      (416,448)
      Deferred income taxes                                     (189,433)       105,313        157,744
      Amortization of intangible assets                           42,120         11,856          2,964
      Net realized gains on available-for-sale securities       (117,959)       (97,036)      (133,965)
      Net gain on loan sales                                    (291,259)      (333,862)      (735,309)
      Federal Home Loan Bank stock dividends                    (212,186)      (249,200)      (237,954)
      Compensation expense related to ESOP and incentive
         plan                                                    487,682        486,631        424,465
      Loans originated for sale                              (15,494,804)   (17,375,955)   (45,201,025)
      Proceeds from sales of loans originated for sale        15,113,485     17,844,887     45,632,815
   Changes in
      Interest receivable                                        (73,789)        58,649         62,431
      Cash surrender value of life insurance                    (176,560)      (177,350)      (167,050)
      Other assets                                               (53,981)       305,359       (725,196)
      Interest payable                                           104,617          9,411         21,307
      Other liabilities                                          244,436        210,001        (39,095)
                                                            ------------   ------------   ------------
         Net cash provided by operating activities             2,193,750      3,482,275      3,319,152
                                                            ------------   ------------   ------------

INVESTING ACTIVITIES
   Purchases of available-for-sale securities                 (9,325,372)   (25,243,873)   (91,737,490)
   Proceeds from maturities of available-for-sale
      securities                                              23,616,275     34,532,091     68,473,021
   Proceeds from sales of available-for-sale securities          985,299        514,236        416,855
   Purchases of held-to-maturity securities                           --     (4,946,591)            --
   Proceeds from maturities of held-to-maturity
      securities                                               1,356,578        171,490             --
   Net change in loans                                       (25,700,454)   (12,013,569)    (2,352,060)
   Proceeds from sales of foreclosed assets                      799,345        357,094        441,857
   Purchase of premises and equipment                         (2,699,845)      (670,228)      (226,913)
   Capitalized interest                                          (20,216)            --             --
   Proceeds from sales of premises and equipment                      --         10,000             --
   Proceeds received from exchange of premises and
      equipment                                                  269,096             --             --
   Purchase of life insurance                                   (125,000)            --       (512,000)
   Net cash paid for the purchase of Rantoul First Bank
      (net of cash received)                                  (2,333,440)            --             --
                                                            ------------   ------------   ------------
         Net cash used in investing activities               (13,177,734)    (7,289,350)   (25,496,730)
                                                            ------------   ------------   ------------

See Notes to Consolidated Financial Statements

                                                               2005          2004          2003
                                                           -----------   -----------   -----------
FINANCING ACTIVITIES
   Net increase (decrease) in demand deposits, money
      market, NOW and savings accounts                     $(1,184,822)  $(5,777,660)  $10,471,512
   Net increase in certificates of deposit                   8,952,043     2,220,835     5,220,997
   Net increase in short-term borrowings                       500,000     2,000,000            --
   Proceeds from Federal Home Bank advances                  2,000,000     5,000,000    10,000,000
   Repayment of Federal Home Loan Bank advances                     --            --    (1,001,230)
   Proceeds from the issuance of junior subordinated
      debentures                                             6,186,000            --            --
   Net change in pass through payments received on loans
      sold                                                      14,501      (201,507)          948
   Net change in advances from borrowers for taxes and
      insurance                                                 29,778        28,604       (23,600)
   Proceeds from stock options exercised                        41,454            --            --
   Purchase of treasury stock                               (1,639,297)      (69,104)   (2,201,068)
   Dividends paid                                             (581,970)     (574,768)     (449,248)
                                                           -----------   -----------   -----------
      Net cash provided by financing activities             14,317,687     2,626,400    22,018,311
                                                           -----------   -----------   -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             3,333,703    (1,180,675)     (159,267)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 9,113,430    10,294,105    10,453,372
                                                           -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                     $12,447,133   $ 9,113,430   $10,294,105
                                                           ===========   ===========   ===========

SUPPLEMENTAL CASH FLOWS INFORMATION

   Interest paid (net of capitalized interest)             $ 5,227,813   $ 4,387,543   $ 4,599,273

   Income taxes paid (net of refunds)                      $   340,000   $    43,149   $ 1,300,000

   Real estate and other property acquired in settlement
      of loans                                             $   257,374   $   462,016   $   394,778

   Tax benefit related to incentive plan and exercise of
      options                                              $    24,401   $    25,129   $        --

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS

     First BancTrust Corporation (Company) is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, First Bank & Trust, S.B. (Bank), ECS Service Corporation, and First Charter Service Corporation. FBTC Statutory Trust I (Trust) is an unconsolidated wholly owned subsidiary of the Company. The Trust was formed during 2005 to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in East Central Illinois. The Company also provides other services, such as brokerage and abstract and title services through its subsidiaries, ECS Service Corporation and First Charter Service Corporation. During May 2005, the Bank dissolved its subsidiary, Community Finance Center. Community Finance Center provided retail consumer loans to the Company's customers. Subsequent to May 2005, the Consumer Finance Center operates as a division of the Bank. The Company and Bank are subject to competition from other financial institutions. The Company and Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, Bank, ECS Service Corporation, and First Charter Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

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

     A decline in the market value of any available-for-sale or held-to-maturity security below cost is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the security and duration of the impairment changes in value subsequent to year-end and forecasted performance of the investee.

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     LOANS

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of the net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

     Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounted and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

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

     The Company is capitalizing interest during the construction period of its new bank facility. Interest capitalization will cease when the facility is complete and available for occupancy.

     During the year ended December 31, 2005, gross interest expense on borrowings totaled $1,826,035, of which $20,216 was capitalized.

     FEDERAL HOME LOAN BANK STOCK

     Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

     During 2005, the Federal Home Loan Bank announced they have ceased repurchasing, for an undisclosed period of time, any stock in excess of the required investment in Federal Home Loan Bank stock held by member banks. The Company had approximately $4,448,000 of voluntary Federal Home Loan Bank stock as of December 31, 2005.

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

     GOODWILL

     Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated, and goodwill is written down to its implied fair value. Subsequent increases in goodwill are not recognized in the financial statements.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     CORE DEPOSIT INTANGIBLES

     Core deposit intangibles are being amortized on the straight-line and accelerated basis over periods ranging from five to ten years. Such assets are periodically evaluated to the recoverability of their carrying value.

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     TREASURY STOCK

     Treasury stock is stated at cost. Cost is determined by the average cost method.

     STOCK OPTIONS

     The Company has a stock-based employee compensation plan, which is described more fully in Note 19. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect of net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123R, Share-Based Payment, which is a revision to Statement No. 123, Accounting for Stock Based Compensation to stock based employee compensation. See Note 26 in regard to a future change in accounting principle.

                                                             YEARS ENDED
                                                ------------------------------------
                                                   2005         2004         2003
                                                ----------   ----------   ----------
Net income, as reported                         $1,247,695   $1,227,733   $1,943,399
Less: Total stock-based employee compensation
   cost determined under the fair value based
   method, net of income taxes                     282,723      139,241       87,023
                                                ----------   ----------   ----------
Pro forma net income                            $  964,972   $1,088,492   $1,856,376
                                                ==========   ==========   ==========
Earnings per share:
   Basic - as reported                          $      .56   $      .54   $      .85
                                                ==========   ==========   ==========
   Basic - pro forma                            $      .43   $      .48   $      .81
                                                ==========   ==========   ==========
   Diluted - as reported                        $      .52   $      .51   $      .81
                                                ==========   ==========   ==========
   Diluted - pro forma                          $      .41   $      .45   $      .77
                                                ==========   ==========   ==========

     During December 2005, the Company accelerated the vesting of 182,504 options on shares of the Company's stock. The exercise price and remaining terms of each of the accelerated options remained the same. As of December 31, 2005, all of the Company's stock options are vested. In accordance with Statement No. 123 and related interpretations, no compensation expense was recognized.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     INCOME TAXES

     Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its consolidated subsidiaries.

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

     RECLASSIFICATIONS

     Certain reclassifications have been made to the 2003 and 2004 financial statements to conform to the 2005 financial statement presentation. These classifications had no effect on net income.

NOTE 2: RESTRICTION ON CASH AND DUE FROM BANKS

     The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2005 was $72,000.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 3: SECURITIES

     The amortized cost and approximate fair values of securities are as follows:

                                  AMORTIZED    GROSS UNREALIZED   GROSS UNREALIZED   APPROXIMATE FAIR
                                     COST            GAINS             LOSSES              VALUE
                                 -----------   ----------------   ----------------   ----------------
AVAILABLE-FOR-SALE SECURITIES:
   December 31, 2005:
      U.S. Treasuries            $ 3,820,540       $     --         $  (293,333)        $ 3,527,207
      U.S. government
         agencies                  8,483,179             --            (108,200)          8,374,979
      Mortgage-backed
         securities               51,137,631        129,274            (898,319)         50,368,586
      State and political
         subdivisions             13,181,161        209,093            (137,728)         13,252,526
      Equity securities              902,912          3,690              (5,725)            900,877
                                 -----------       --------         -----------         -----------
                                 $77,525,423       $342,057         $(1,443,305)        $76,424,175
                                 ===========       ========         ===========         ===========

                                  AMORTIZED    GROSS UNREALIZED   GROSS UNREALIZED   APPROXIMATE FAIR
                                     COST            GAINS             LOSSES              VALUE
                                 -----------   ----------------   ----------------   ----------------
AVAILABLE-FOR-SALE SECURITIES:
   December 31, 2004:
      U.S. Treasuries            $ 3,837,663      $   82,691         $      --          $ 3,920,354
      U.S. government
         agencies                  7,000,000           3,346           (54,697)           6,948,649
      Mortgage-backed
         securities               60,625,266         414,807          (239,795)          60,800,278
      State and political
         subdivisions             10,540,317         382,791           (47,594)          10,875,514
      Equity securities            1,251,763         155,850            (8,100)           1,399,513
                                 -----------      ----------         ---------          -----------
                                 $83,255,009      $1,039,485         $(350,186)         $83,944,308
                                 ===========      ==========         =========          ===========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

                                                   GROSS        GROSS     APPROXIMATE
                                    AMORTIZED   UNREALIZED   UNREALIZED       FAIR
                                      COST         GAINS       LOSSES        VALUE
                                   ----------   ----------   ----------   -----------
HELD-TO-MATURITY SECURITIES:
   December 31, 2005:
      Mortgage-backed securities   $3,437,417     $    --     $(53,870)    $3,383,547
                                   ==========     =======     ========     ==========
   December 31, 2004:
      Mortgage-backed securities   $4,778,380     $52,207     $     --     $4,830,587
                                   ==========     =======     ========     ==========

     The amortized cost and fair value of available-for-sale and held-to-maturity securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 AVAILABLE-FOR-SALE          HELD-TO-MATURITY
                             -------------------------   ------------------------
                              AMORTIZED    APPROXIMATE    AMORTIZED   APPROXIMATE
                                 COST       FAIR VALUE      COST       FAIR VALUE
                             -----------   -----------   ----------   -----------
Within one year              $ 1,624,054   $ 1,619,111   $             $       --
One to five years             12,217,098    11,842,248           --            --
Five to ten years              9,235,972     9,254,697           --            --
After ten years                2,407,756     2,438,656
                             -----------   -----------   ----------    ----------
                              25,484,880    25,154,712           --            --
Mortgage-backed securities    51,137,631    50,368,586    3,437,417     3,883,547
Equity securities                902,912       900,877           --            --
                             -----------   -----------   ----------    ----------
   Totals                    $77,525,423   $76,424,175   $3,437,417    $3,883,547
                             ===========   ===========   ==========    ==========

     The carrying value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances and for other purposes, was $57,254,229 at December 31, 2005 and $45,094,707 at December 31, 2004.

     Gross gains of $117,959, $97,036 and $133,965 resulting from sales of available-for-sale securities were realized for 2005, 2004 and 2003. Income tax expense of $45,768, $40,077 and $55,307 was recognized on the sales of available-for-sale securities during 2005, 2004 and 2003.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     With the exception of securities of U.S. government agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholder's equity at December 31, 2005.

     Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2005, and was $60,837,601 and $38,927,137, which is approximately 76% and 44% of the Company's investment portfolio. These declines primarily resulted from recent increases in market interest rates.

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

     The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

                                         LESS THAN 12 MONTHS         12 MONTHS OR MORE                TOTAL
                                      ------------------------   ------------------------   -------------------------
                                                    UNREALIZED                 UNREALIZED                  UNREALIZED
     DESCRIPTION OF SECURITIES         FAIR VALUE     LOSSES      FAIR VALUE     LOSSES      FAIR VALUE      LOSSES
-----------------------------------   -----------   ----------   -----------   ----------   -----------   -----------
December 31, 2005:
   U.S. treasury                      $ 3,527,207   $(293,333)   $        --   $      --    $ 3,527,207   $  (293,333)
   U.S. government agencies             1,975,943      (7,235)     6,399,036    (100,965)     8,374,979      (108,200)
   Mortgage-backed securities          21,600,636    (255,892)    21,567,707    (696,297)    43,168,343      (952,189)
   State and political subdivisions     2,908,691     (47,882)     2,847,406     (89,846)     5,756,097      (137,728)
   Equity securities                           --          --         10,975      (5,725)        10,975        (5,725)
                                      -----------   ---------    -----------   ---------    -----------   -----------
      Total temporarily
         impaired securities          $30,012,477   $(604,342)   $30,825,124   $(892,833)   $60,837,601   $(1,497,175)
                                      ===========   =========    ===========   =========    ===========   ===========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

                             LESS THAN 12 MONTHS        12 MONTHS OR MORE                TOTAL
                          ------------------------   -----------------------   ------------------------
     DESCRIPTION OF                     UNREALIZED                UNREALIZED                 UNREALIZED
       SECURITIES          FAIR VALUE     LOSSES     FAIR VALUE     LOSSES      FAIR VALUE     LOSSES
-----------------------   -----------   ----------   ----------   ----------   -----------   ----------
December 31, 2004:
   U.S. government
      agencies            $ 5,459,538   $ (40,462)   $  985,765   $ (14,235)   $ 6,445,303   $ (54,697)
   Mortgage-backed
      securities           25,926,582    (155,480)    3,072,008     (84,315)    28,998,590    (239,795)
   State and political
      subdivisions          1,055,063      (4,730)    2,419,581     (42,864)     3,474,644     (47,594)
   Equity securities               --          --         8,600      (8,100)         8,600      (8,100)
                          -----------   ---------    ----------   ---------    -----------   ---------
      Total temporarily
         impaired
         securities       $32,441,183   $(200,672)   $6,485,954   $(149,514)   $38,927,137   $(350,186)
                          ===========   =========    ==========   =========    ===========   =========

NOTE 4: LOANS AND ALLOWANCE FOR LOAN LOSSES

     Categories of loans at December 31, include:

                                              2005           2004
                                          ------------   ------------
Commercial and industrial                 $  7,885,998   $  6,411,049
Agricultural production financing           15,441,718     13,603,206
Real estate construction                     2,422,736      1,515,873
Commercial and agricultural real estate     54,157,375     33,838,966
Residential real estate                     52,517,947     38,283,762
Consumer                                    26,416,129     25,171,918
Other                                        1,676,935      1,769,268
                                          ------------   ------------
      Total loans                          160,518,838    120,594,042
Less
   Unearned discount and fees                 (807,119)      (828,554)
   Undisbursed loans in process               (164,359)       (17,398)
   Allowance for loan losses                (2,662,450)    (2,300,452)
                                          ------------   ------------
      Net loans                           $156,884,910   $117,447,638
                                          ============   ============

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     Activity in the allowance for loan losses was as follows:

                                               2005         2004         2003
                                            ----------   ----------   ----------
Balance, beginning of year                  $2,300,452   $2,124,297   $1,962,551
Provision charged to expense                   510,145      515,001      728,000
Losses charged off, net of recoveries of
   $90,198 for 2005, $97,905 for 2004 and
   $92,928 for 2003                           (348,348)    (338,846)    (566,254)
Allowance acquired through business
   combination                                 200,201           --           --
                                            ----------   ----------   ----------
Balance, end of year                        $2,662,450   $2,300,452   $2,124,297
                                            ==========   ==========   ==========

     Impaired loans totaled $7,893,352 and $8,648,209 at December 31, 2005 and 2004, respectively. An allowance for loan losses of $1,234,450 and $1,145,381 relates to impaired loans of $6,169,330 and $6,073,066, at
     December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, impaired loans of $1,724,023 and $2,575,143 had no related allowance for loan losses.

     Interest of $504,291, $575,483 and $590,645 was recognized on average impaired loans of $7,442,377, $8,159,341 and $8,770,270 for 2005, 2004 and
     2003. Interest of $457,973, $563,544 and $575,749 was recognized on impaired loans on a cash basis during 2005, 2004 and 2003.

     At December 31, 2005 and 2004, accruing loans delinquent 90 days or more totaled $1,406,488 and $326,000, respectively. Non-accruing loans at December 31, 2005 and 2004 were $12,848 and $117,000, respectively.

NOTE 5: PREMISES AND EQUIPMENT

     Major classifications of premises and equipment, stated at cost, are as follows:

                                    2005          2004
                                -----------   -----------
Land                            $   932,205   $   533,370
Buildings and improvements        3,030,686     2,756,769
Leasehold improvements              445,016       445,063
Equipment                         4,628,431     4,083,388
Construction in progress          1,937,167            --
                                -----------   -----------
                                 1,0973,505     7,818,590
Less accumulated depreciation    (4,587,431)   (4,730,349)
                                -----------   -----------
   Net premises and equipment   $ 6,386,074   $ 3,088,241
                                ===========   ===========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     The Company is expanding and renovating its Operations Center in Paris, Illinois to house its entire banking operations in Paris, Illinois. As a result of the renovation and expansion, the Company signed an agreement for approximately $5.6 million. The Company's remaining commitment to complete the project is approximately $3.7 million. The project is expected to be completed in 2006.

     The Company has also entered into an agreement with a building contractor to design and build a branch bank building to be located in Martinsville, Illinois. The cost of the building is not to exceed $213,000. The building is scheduled to be completed and occupied in May, 2006.

NOTE 6: GOODWILL

     Goodwill of $541,474 was acquired in the year ended December 31, 2005. See
     Note 22.

     All goodwill is allocated to the banking segment of the business. The fair value of the banking segment of the business was estimated using the expected value of future cash flows.

NOTE 7: CORE DEPOSIT INTANGIBLES

     The carrying basis and accumulated amortization of core deposit intangibles of December 31, 2005 and 2004 were:

                                        2005                            2004
                           -----------------------------   -----------------------------
                           GROSS CARRYING    ACCUMULATED   GROSS CARRYING    ACCUMULATED
                               AMOUNT       AMORTIZATION       AMOUNT       AMORTIZATION
                           --------------   ------------   --------------   ------------
Core deposit intangibles      $540,692         $56,940        $118,564         $14,820
                              ========         =======        ========         =======

     Amortization expense for the years ended December 31, 2005, 2004 and 2003 was $42,120, $11,856 and $2,964, respectively. Estimated amortization expense for each of the following five years is:

2006   $65,816
2007    62,096
2008    58,455
2009    54,891
2010    51,848

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 8: LOAN SERVICING

     Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans consist of the following:

                                           2005          2004
                                       -----------   -----------
One-to-four family residential loans
   FHLMC                               $72,383,496   $73,340,858
   IHDA                                 10,226,052     8,340,792
                                       -----------   -----------
                                        82,609,548    81,681,650
Agricultural loans
   Farmer Mac                              280,350       292,831
   Other investors                       9,157,874    11,142,039
                                       -----------   -----------
                                       $92,047,772   $93,116,520
                                       ===========   ===========

     Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $243,566, $207,507 and $185,373 at December 31, 2005, 2004 and 2003, respectively.

     The aggregate fair value of capitalized loan servicing rights at December 31, 2005, 2004 and 2003 totaled $1,342,246, $1,107,401 and $1,108,449, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, and interest rate, were used to stratify the originated loan servicing rights. The carrying value of capitalized loan servicing rights are as follows:

                                         2005        2004         2003
                                      ---------   ----------   ----------
Loan Servicing Rights
   Balance, beginning of year         $ 780,828   $1,230,663   $1,632,667
   Servicing rights capitalized         168,305      180,347      446,742
   Amortization of servicing rights    (486,792)    (630,182)    (848,746)
                                      ---------   ----------   ----------
                                        462,341      780,828    1,230,663
   Valuation allowance                       --      (24,191)    (266,639)
                                      ---------   ----------   ----------
   Balance, end of year               $ 462,341   $  756,637   $  964,024
                                      =========   ==========   ==========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     Activity in the valuation allowance for loan servicing rights was as follows:

                               2005        2004        2003
                             --------   ---------   ---------
Balance, beginning of year   $ 24,191   $ 266,639   $ 683,087
   Additions                    1,739          --          --
   Reductions                 (25,930)   (242,448)   (416,448)
   Direct write-downs              --          --          --
                             --------   ---------   ---------
Balance, end of year         $      0   $  24,191   $ 266,639
                             ========   =========   =========

NOTE 9: INTEREST-BEARING DEPOSITS

     Interest-bearing deposits in denominations of $100,000 or more were $51,370,576 on December 31, 2005 and $43,690,393 on December 31, 2004.

     At December 31, 2005, the scheduled maturities of time deposits are as follows:

2006         $ 65,636,386
2007           19,533,133
2008            8,757,793
2009            7,001,103
2010            3,769,387
Thereafter      1,406,569
             ------------
             $106,104,371
             ============

NOTE 10: FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

                                                                   2005          2004
                                                               -----------   -----------
Federal Home Loan Bank open line of credit, variable rate,
   4.41% at December 31, 2005                                  $ 7,000,000   $        --
Federal Home Loan Bank advances, fixed rates ranging from
   2.62% to 5.32% at December 31, 2005, due at various dates
   through September 2011                                       36,200,000    40,500,000
                                                               -----------   -----------
                                                               $43,200,000   $40,500,000
                                                               ===========   ===========

                          FIRST BANC TRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     The Federal Home Loan Bank advances are secured by first-mortgage loans, certain mortgage and other investment securities, and all Federal Home Loan Bank stock owned by the Company. Advances are subject to restrictions or penalties in the event of prepayment. Convertible advances of $20,500,000 have specific lock-out periods, usually two or three years, after which the Federal Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment. All convertible advances are past the initial lock-out period, and are subject to possible conversion to an adjustable rate advance on a quarterly basis.

     Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2005, are:

2006         $ 8,400,000
2008           5,300,000
After 2010    22,500,000
             -----------
             $36,200,000
             ===========

NOTE 11: JUNIOR SUBORDINATED DEBENTURES

     On June 15, 2005, the Company completed the issuance and sale of $6.0 million of trust preferred securities through FBTC Statutory Trust I (the "Trust"), a statutory business trust and wholly-owned subsidiary of the Company, as part of a pooled offering. The Company established the Trust for the purpose of issuing the trust preferred securities and investing the proceeds from the sale of such trust preferred securities in the debentures. The $6.0 million in proceeds from the trust preferred issuance and an additional $186,000 for the Company's investment in the common equity of the Trust, a total of $6,186,000 was invested in the junior subordinated debentures of the Company. The debentures issued by the Company to the Trust are first redeemable, in whole or part, by the Company, on June 15, 2010, and mature on June 15, 2035. Interest is fixed at 5.80% for a period of five years, then converts to a floating rate. Interest payments are made quarterly beginning in September, 2005.

     As required by FIN 46R, the Company has not consolidated the investment in the Trust. The debentures held by the Trust are the sole assets of the Trust. Distributions of the trust preferred securities are payable at a rate of interest which is equal to the interest rate being earned by the Trust on the debentures, and are recorded as interest expense by the Company. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The trust preferred securities issued by the trust are included as Tier I capital of the Company for regulatory capital purposes.

                          FIRST BANC TRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 12: INCOME TAXES

     The provision for income taxes includes these components:

                               2005       2004       2003
                            ---------   --------   --------
Taxes currently payable
   Federal                  $ 502,705   $366,860   $647,785
   State                           --     66,950    125,972
Deferred income taxes
   Federal                   (291,959)    88,432    131,243
   State                      102,526     16,881     26,501
                            ---------   --------   --------
      Income tax expense    $ 313,272   $539,123   $931,501
                            =========   ========   ========

     A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                 2005        2004        2003
                                              ---------   ---------   ---------
Computed at the statutory rate (34%)          $ 530,729   $ 600,731   $ 979,506
Increase (decrease) resulting from
   Tax exempt interest                         (198,900)   (135,071)   (100,617)
   State income taxes                            67,667      55,329     100,632
   Increase in cash surrender value of life
      insurance                                 (58,513)    (59,313)    (55,811)
   Other                                        (27,711)     77,447       7,791
                                              ---------   ---------   ---------
      Actual tax expense                      $ 313,272   $ 539,123   $ 931,501
                                              =========   =========   =========

                          FIRST BANC TRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                            2005          2004
                                                        -----------   -----------
Deferred tax assets
   Allowance for loan losses                            $ 1,033,361   $   922,721
   Reserve for uncollected interest                          12,984        17,168
   Deferred compensation                                    135,178        95,848
   Unrealized losses on available-for-sale securities       427,283            --
   Net operating losses                                     946,366            --
   Other                                                     48,734        58,099
                                                        -----------   -----------
                                                          2,603,907     1,093,836
                                                        -----------   -----------

Deferred tax liabilities
   Depreciation                                             (58,706)     (227,728)
   Unrealized gains on available-for-sale securities             --      (274,072)
   Federal Home Loan Bank stock dividends                  (616,098)     (362,357)
   Capitalized loan servicing rights                       (174,326)     (276,661)
   Purchase accounting difference                          (337,314)           --
   Other                                                    (35,952)      (62,633)
                                                        -----------   -----------
                                                         (1,222,396)   (1,203,451)
                                                        -----------   -----------
      Net deferred tax asset (liability)                $ 1,381,511   $  (109,615)
                                                        ===========   ===========

     The Company received net operating losses from the acquisition of Rantoul First Bank, SB. The net operating losses totaling $2,439,088 can be utilized by the Company and expire in 2020.

     Retained earnings at December 31, 2005 and 2004, include approximately $2,573,000 and $2,000,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $998,324 and $776,000 at December 31, 2005 and 2004.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 13: OTHER COMPREHENSIVE INCOME (LOSS)

     Other comprehensive income (loss) components and related taxes were as follows:

                                                    2005        2004         2003
                                                -----------   --------   -----------
Unrealized gains (loss) on available-for-sale
   securities                                   $(1,664,047)  $198,109   $  (966,345)
Less reclassification adjustment for realized
   gains included in income                         117,959     97,036       133,965
                                                -----------   --------   -----------
   Other comprehensive income (loss),
      before tax effect                          (1,782,006)   101,073    (1,100,310)
Tax expense (benefit)                              (701,356)    41,439      (462,646)
                                                -----------   --------   -----------
   Other comprehensive income (loss)            $(1,080,650)  $ 59,634   $  (637,664)
                                                ===========   ========   ===========

NOTE 14: STOCKHOLDERS' EQUITY

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

     Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table). Management believes, as of December 31, 2005 and 2004, that the Company and Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2005, the most recent notification from the regulatory agencies categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company and Bank's category.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     The Company and Bank's actual capital amounts and ratios are also presented in the following table.

                                                                         TO BE WELL
                                                                        CAPITALIZED
                                                                        UNDER PROMPT
                                                      FOR CAPITAL        CORRECTIVE
                                                        ADEQUACY           ACTION
                                       ACTUAL           PURPOSES         PROVISIONS
                                  ---------------   ---------------   ---------------
                                   AMOUNT   RATIO    AMOUNT   RATIO    AMOUNT   RATIO
                                  -------   -----   -------   -----   -------   -----
                                                 (DOLLARS IN THOUSANDS)
As of December 31, 2005
   Total capital
      (to risk-weighted assets)
      Consolidated                $33,419   20.5%   $13,028    8.0%              N/A
      Bank                         31,754   19.6     12,961    8.0    $16,202   10.0

Tier I capital
      (to risk-weighted assets)
      Consolidated                 31,376   19.3      6,514    4.0               N/A
      Bank                         29,721   18.3      6,481    4.0      9,721    6.0

Tier I capital
      (to average assets)
      Consolidated                 31,376   12.0     10,454    4.0               N/A
      Bank                         29,721   11.4     10,432    4.0     13,040    5.0

As of December 31, 2004
   Total capital
      (to risk-weighted assets)
      Consolidated                $28,581   23.1%   $ 9,822    8.0%              N/A
      Bank                         26,409   21.6      9,788    8.0    $12,235   10.0

Tier I capital
      (to risk-weighted assets)
      Consolidated                 27,028   21.9      4,941    4.0               N/A
      Bank                         24,871   20.3      4,894    4.0      7,341    6.0

Tier I capital
      (to average assets)
      Consolidated                 27,028   12.1      8,962    4.0               N/A
      Bank                         24,871   11.2      8,904    4.0     11,137    5.0

     The Bank is permitted to pay dividends to the Company in an amount equal to its net profits in any fiscal year; however, in the event that capital is less than 6% to total assets, the Bank can pay up to 50% of its net profits for that year without prior approval of the State of Illinois Office of Banks and Real Estate. In addition, the Bank is unable to pay dividends in an amount which would reduce its capital below the greater of (i) the amount required by the FDIC or (ii) the amount required by the Bank's liquidation account. The FDIC and the Commissioner also have the authority to prohibit the payment of any dividends by the Bank if they determine that the distribution would constitute an unsafe or unsound practice. At December 31, 2005, the Bank could declare up to approximately $1,235,000 without receiving regulatory approval.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 15: RELATED PARTY TRANSACTIONS

     At December 31, 2005 and 2004, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties).

     The aggregate amount of loans, as defined, to such related parties were as follows:

Balance, January 1, 2005                      $ 487,298
   Change in composition of related parties     137,655
   New loans, including renewals                157,881
   Payments, etc., including renewals          (201,308)
                                              ---------
Balance, December 31, 2005                    $ 581,526
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

NOTE 16: EMPLOYEE BENEFIT PLANS

     The Company has a retirement savings 401(k) covering substantially all employees. The Company may contribute to the plan at the discretion of the Board of Directors. Employer contributions charged to expense for 2005, 2004 and 2003 were $5,289, $4,109 and $4,240, respectively.

     The Company also maintains a voluntary employee's benefit association
     (VEBA) for the benefit of substantially all of its full-time employees. Those benefits available under the VEBA include major medical, life, accidental death and dismemberment, and disability insurance. These benefits are available to all employees who have attained a minimum age and length of service. The VEBA is funded through voluntary contributions from employees and contributions of the Company. Employer contributions totaled $325,000, $400,000 and $338,000 for the years ended December 31, 2005, 2004 and 2003. The VEBA has been determined to be a tax-exempt organization with its fiscal year ending December 31.

     The Company has a deferred director fee plan covering certain directors whereby each director may elect to defer their annual fees. For the years ended December 31, 2005, 2004 and 2003, fees deferred and interest expense related to the plan totaled $74,908, $69,745 and $58,761, respectively. The liability related to these plans was $347,641 and $272,733 as of December 31, 2005 and 2004.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     The Company also has deferred compensation agreements with certain directors and officers of the former Rantoul First Bank, SB. The agreements, which include specific service requirements, provide benefits to certain retired directors and officers upon attainment of specified ages, disability or death. The deferred compensation changed to earnings were $3,900 for the year ended December 31, 2005. The deferred compensation liability related to these agreements was $161,921 as of December 31, 2005.

NOTE 17: EMPLOYEE STOCK OWNERSHIP PLAN

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

     Stock totaling 30,408 shares for 2005, 2004 and 2003 with an average fair value of $12.43, $12.40 and $10.35 were committed to be released, resulting in ESOP compensation expense of $378,050, $376,999 and $314,833 for 2005, 2004 and 2003, respectively. The ESOP shares as of December 31 were as follows:

                                        2005         2004         2003
                                     ----------   ----------   ----------
Allocated shares                        144,438      114,030       83,622
Shares released for allocation               --           --           --
Unreleased shares                        98,902      129,310      159,718
                                     ----------   ----------   ----------
   Total ESOP shares                    243,340      243,340      243,340
                                     ==========   ==========   ==========
Fair value of unreleased shares at
   December 31                       $1,211,550   $1,533,617   $1,936,581
                                     ==========   ==========   ==========

     The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At December 31, 2005, the fair value of the 144,438 allocated shares held by the ESOP is $1,769,366.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 18: INCENTIVE PLAN

     The Company has a stock award program or incentive plan which provides for the award and issuance of up to 121,670 shares of the Company stock to members of the Board of Directors and management. The incentive plan purchased 121,670 shares of the Company stock in the open market in 2002.

     At December 31, 2005, 119,576 shares had been awarded. In 2002, the Company awarded 65,576 shares under the incentive plan which vests ratably over a five-year period, commencing with the date of the award. An additional 54,000 shares were awarded in December 2005 to members of the Board of Directors and management which will vest according to a defined schedule based on meeting defined financial performance goals over the next five year period. Expense recognized under the incentive plan totaled $109,632 for 2005, 2004 and 2003.

NOTE 19: STOCK OPTION PLAN

     The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 304,174 shares of common stock. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years. In December 2005, the Company accelerated the vesting of 182,504 options on shares of the Company's stock. The exercise price and remaining terms of the options remained the same. As of December 31, 2005, all of the stock options are fully vested.

     A summary of the status of the plan at December 31, 2005, 2004 and 2003, and changes during the years then ended is presented below:

                                          2005                 2004                 2003
                                   ------------------   ------------------   ------------------
                                             WEIGHTED             WEIGHTED             WEIGHTED
                                             -AVERAGE             -AVERAGE             -AVERAGE
                                             EXERCISE             EXERCISE             EXERCISE
                                    SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                   -------   --------   -------   --------   -------   --------
Outstanding, beginning of year     304,174     $9.87    304,174     $9.87         --     $9.87
   Granted                              --                   --              304,174
   Exercised                         4,200                   --                   --
   Forfeited                            --                   --                   --
   Expired                              --                   --                   --
                                   -------              -------              -------
Outstanding, end of year           299,974     $9.87    304,174     $9.87    304,174     $9.87
                                   =======              =======              =======
Options exercisable, end of year   299,974               60,835                   --
                                   =======              =======              =======

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

                                                                    2003
                                                                 ---------
Dividend yields                                                       1.89%
Volatility factors of expected market price of common stock          17.00%
Risk-free interest rates                                              4.70%
Expected life of options                                          10 years
Weighted-average fair value of options granted during the year   $    2.25

     The following table summarizes information about stock options under the plan outstanding at December 31, 2005:

                                          OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                               ----------------------------------------   ------------------------------
                                  WEIGHTED-AVERAGE
                    NUMBER     REMAINING CONTRACTUAL   WEIGHTED-AVERAGE      NUMBER     WEIGHTED-AVERAGE
EXERCISE PRICE   OUTSTANDING            LIFE            EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------   -----------   ---------------------   ----------------   -----------   ----------------
     $9.87         299,974           7.3 years               $9.87          299,974           $9.87

NOTE 20: LEASES

     The Company has several noncancellable operating leases, including a building lease for the Savoy facility, and leases for other various types of equipment, including imaging equipment and other computer and network components. The building lease was originated in 2004 for a term of five years, with a renewal option for an additional five year term, and requires the lessee to pay all executory costs such as real estate taxes, maintenance and insurance. The equipment operating leases expire over the next five years, and generally contain renewal options for one year to five years. Total rental expense for all operating leases was $460,792, $389,000 and $250,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

     Future minimum lease payments under operating leases are:

2006                              $327,723
2007                               180,205
2008                               138,969
2009                                93,969
2010                                11,489
                                  --------
   Total minimum lease payments   $752,355
                                  ========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 21: EARNINGS PER SHARE

     Earnings per share (EPS) were computed as follows:

                                                YEAR ENDED DECEMBER 31, 2005
                                             ----------------------------------
                                                          WEIGHTED-
                                                           AVERAGE    PER SHARE
                                               INCOME       SHARES      AMOUNT
                                             ----------   ---------   ---------
Net income                                   $1,247,695   2,237,853
Basic earnings per share
   Income available to common stockholders                              $0.56
                                                                        =====
Effect of dilutive securities
   Stock options                                             52,146
   Unearned incentive plan shares                            87,132
                                             ----------   ---------
Diluted earnings per share
   Income available to common
      stockholders and assumed conversions   $1,247,695   2,377,131     $0.52
                                             ==========   =========     =====

                                                YEAR ENDED DECEMBER 31, 2004
                                             ----------------------------------
                                                          WEIGHTED-
                                                           AVERAGE    PER SHARE
                                               INCOME       SHARES      AMOUNT
                                             ----------   ---------   ---------
Net income                                   $1,227,733   2,264,866
Basic earnings per share
   Income available to common stockholders                              $0.54
                                                                        =====
Effect of dilutive securities
   Stock options                                             51,664
   Unearned incentive plan shares                           102,414
                                             ----------   ---------
Diluted earnings per share
   Income available to common
      stockholders and assumed conversions   $1,227,733   2,418,944     $0.51
                                             ==========   =========     =====

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

                                                YEAR ENDED DECEMBER 31, 2003
                                             ----------------------------------
                                                          WEIGHTED-
                                                           AVERAGE    PER SHARE
                                               INCOME       SHARES      AMOUNT
                                             ----------   ---------   ---------
Net income                                   $1,949,399   2,288,610
Basic earnings per share
   Income available to common stockholders                              $0.85
                                                                        =====
Effect of dilutive securities
   Stock options                                             23,182
   Unearned incentive plan shares                           100,428
                                             ----------   ---------
Diluted earnings per share
   Income available to common
      stockholders and assumed conversions   $1,949,399   2,412,220     $0.81
                                             ==========   =========     =====

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 22: ACQUISITION

     On October 1, 2005, the Company acquired all of the outstanding common stock of Rantoul First Bank, SB located in Rantoul, Illinois. This acquisition expands the Company's banking presence in east Central Illinois into Rantoul and surrounding communities. Under the terms of the agreement, the Company acquired all of the outstanding shares of common stock for $22.10 per share for a total purchase price of $4.2 million. The transaction has been accounted for as a purchase, and the results of operations of both entities since the acquisition date have been included in the consolidated financial statements. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of this transaction.

Cash and cash equivalents                             $ 1,972,552
Securities                                              9,503,128
Loans, net of allowance for loan losses of $200,201    14,504,337
Premises and equipment                                  1,387,844
Federal Home Loan Bank stock                            2,120,800
Foreclosed assets held for sale, net                      640,136
Interest receivable                                       162,955
Deferred income taxes                                     600,337
Goodwill                                                  541,474
Core deposit intangibles                                  422,128
Other assets                                              179,802
                                                      -----------

   Total assets acquired                               32,035,492

Deposits                                               26,736,981
Federal Home Loan Bank advances                           700,000
Other liabilities                                         292,519
                                                      -----------

   Total liabilities assumed                           27,729,500
                                                      -----------

   Net assets acquired                                $ 4,305,992
                                                      ===========

     Transaction costs related to the completion of the transaction totaled $85,754. The fair value of deposits acquired in the transaction exceeded the book value, resulting in a core deposit intangible asset of $422,000, which will be amortized over 10 years. The total fair value of the assets and liabilities acquired exceeded the book value, resulting in goodwill of $541,474, which is not subject to amortization. The core deposit intangible and goodwill are not deductible for tax purposes.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     The results of operations relating to Rantoul First Bank, SB, have been reflected in the Company's consolidated statements of income beginning as of the acquisition date. The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the merger had taken place at the beginning of each period.

                                    YEAR ENDED DECEMBER 31,
                             ------------------------------------
                                2005         2004         2003
                             ----------   ----------   ----------
Net interest income          $8,088,751   $8,010,483   $7,791,962
Net income                    1,024,773      937,813    1,341,291
Basic earnings per share           0.46         0.41         0.58
Diluted earnings per share         0.43         0.39         0.56

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 23: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                     DECEMBER 31, 2005             DECEMBER 31, 2004
                                ---------------------------   ---------------------------
                                  CARRYING         FAIR         CARRYING         FAIR
                                   AMOUNT          VALUE         AMOUNT          VALUE
                                ------------   ------------   ------------   ------------
Financial assets
   Cash and cash equivalents    $ 12,447,133   $ 12,447,133   $  9,113,430   $  9,113,430
   Available-for-sale
      securities                  76,424,175     76,424,175     83,944,308     83,944,308
   Held-to-maturity
      securities                   3,437,417      3,383,547      4,778,380      4,830,587
   Loans held for sale               642,198        642,198        137,925        138,761
   Loans, net allowance of
      loan losses                156,884,910    155,150,383    117,447,638    115,768,239
   Federal Home Loan Bank
      stock                        6,608,412      6,608,412      4,255,500      4,255,500
   Interest receivable             2,415,689      2,415,689      2,178,945      2,178,945

Financial liabilities
   Deposits                      193,975,267    193,904,000    159,471,065    158,999,530
   Federal funds purchased         2,500,000      2,500,000      2,000,000      2,000,000
   Federal Home Loan Bank
      advances                    43,200,000     43,022,000     40,500,000     40,001,000
   Junior subordinated
      debentures                   6,186,000      6,402,000             --             --
   Pass through payments
      received on loans sold          74,695         74,695         60,194         60,194
   Advances by borrowers
      for taxes and insurance        189,366        189,366        137,889        137,889
   Interest payable                  245,118        245,118        136,369        136,369
Unrealized financial
   instruments (net of
   contract amount)
   Commitments to originate
      loans                                0              0              0              0
   Lines of credit                         0              0              0              0

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

CASH AND CASH EQUIVALENTS AND FEDERAL HOME LOAN BANK STOCK

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

FEDERAL HOME LOAN BANK ADVANCES AND JUNIOR SUBORDINATED DEBENTURES

     Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

FEDERAL FUNDS PURCHASED, PASS THROUGH PAYMENTS RECEIVED ON LOAN SOLD AND ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE

     The fair value approximates the carrying value.

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

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

NOTE 24: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

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

NOTE 25: COMMITMENTS, CREDIT RISK, AND CONTINGENT LIABILITIES

     The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Edger, Clark, Vermilion and Champaign counties as well as the surrounding communities. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in the agricultural industry.

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

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     At December 31, 2005 and 2004, the Company had outstanding commitments to originate loans aggregating approximately $7,214,425 and $4,804,275, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $5,327,800 and $3,188,325 at December 31, 2005 and 2004, respectively, with the remainder at floating market rates.

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

     At December 31, 2005, the Company had granted unused lines of credit to borrowers aggregating approximately $8,491,906 and $4,746,217 for commercial lines and open-end consumers lines, respectively. At December 31, 2004, unused lines of credit to borrowers aggregated approximately $7,214,627 for commercial lines and $3,796,167 for open-end consumer lines.

OTHER CREDIT RISKS AND CONTINGENT LIABILITIES

     The Company had a concentration of funds on deposit with the Federal Home Loan Bank totaling $5,526,245 and $3,447,500 at December 31, 2005 and 2004. The Company had deposits from two customers totaling approximately $12,259,000 as of December 31, 2005.

NOTE 26: FUTURE CHANGE IN ACCOUNTING PRINCIPLE

     In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-based Compensation, that sets accounting requirements for "share-based" compensation to employees. This statement will require the Company to recognize in the income statement the grant-date fair value of the stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. This Statement is effective on January 1, 2006. The unvested stock options that are outstanding on the effective date of SFAS No. 123R that were previously included as part of the net income in Note 1 will be charged to expense over the remaining vesting period, without any changes in measurement. The Company will adopt this Standard under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the unvested awards at the adoption date. The adoption of SFAS No. 123R will not have an impact on

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

     the Company's results of operations, financial position or cash flows as all stock options were vested as of December 31, 2005.

NOTE 27: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

     Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                            CONDENSED BALANCE SHEETS

                                                          DECEMBER 31,
                                                   -------------------------
                                                       2005          2004
                                                   -----------   -----------
ASSETS
   Cash and due from banks                         $       175   $        --
   Interest bearing demand deposits                    267,015       174,569
                                                   -----------   -----------
      Total cash and cash equivalents                  267,190       174,569
   Available-for-sale securities                        65,859       897,041
   ESOP loan to subsidiaries                           571,570       747,302
   Premises and equipment                              152,240            --
   Investment in consolidated subsidiaries:
      First Bank & Trust, S.B                       30,373,683    25,287,540
      ECS Service Corporation                          341,417       281,509
      First Charter Service Corporation                 73,758        74,246
   Investment in FBTC Statutory Trust                  186,000            --
   Cash surrender value of life insurance               65,078        62,065
   Other assets                                        158,970        93,810
                                                   -----------   -----------
      Total assets                                 $32,255,765   $27,618,082
                                                   ===========   ===========

LIABILITIES
   Junior subordinated debentures                  $ 6,186,000   $        --
   Other liabilities                                    23,587        71,219
                                                   -----------   -----------
      Total liabilities                              6,209,587        71,219
                                                   -----------   -----------
STOCKHOLDERS' EQUITY                                26,046,178    27,546,863
                                                   -----------   -----------
      Total liabilities and stockholders' equity   $32,255,765   $27,618,082
                                                   ===========   ===========

                          FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

                         CONDENSED STATEMENTS OF INCOME

                                                       YEAR ENDING DECEMBER 31,
                                                 ------------------------------------
                                                    2005         2004         2003
                                                 ----------   ----------   ----------
INCOME
   Dividends from First Bank & Trust, S.B        $  150,000   $  500,000   $  500,000
   Dividends from ECS Service Corporation                --      150,000           --
   Interest and dividend income                      71,830       54,823       77,333
   Net realized gains on sales of
      available-for-sale securities                 117,959       97,036      132,965
   Other income                                         113           55           --
                                                 ----------   ----------   ----------
      Total income                                  339,902      801,914      710,298
                                                 ----------   ----------   ----------
EXPENSES-OTHER                                      564,200      364,437      266,494
                                                 ----------   ----------   ----------
INCOME (LOSS) BEFORE INCOME TAX AND EQUITY IN
   UNDISTRIBUTED INCOME OF SUBSIDIARIES            (224,298)     437,477      443,804
INCOME TAX BENEFIT                                 (147,331)     (84,876)     (16,157)
                                                 ----------   ----------   ----------
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
   INCOME OF SUBSIDIARIES                           (76,967)     522,353      459,961
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES    1,324,662      705,380    1,489,438
                                                 ----------   ----------   ----------
NET INCOME                                       $1,247,695   $1,227,733   $1,949,399
                                                 ==========   ==========   ==========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                           YEAR ENDING DECEMBER 31,
                                                    --------------------------------------
                                                        2005         2004          2003
                                                    -----------   ----------   -----------
OPERATING ACTIVITIES
   Net income                                       $ 1,247,695   $1,227,733   $ 1,949,399
   Items not requiring (providing) cash
      Net realized gains on available-for-sale
         securities                                    (117,959)     (97,036)     (132,965)
      Equity in undistributed income of
         subsidiaries                                (1,324,662)    (705,380)   (1,389,438)
   Changes in
      Other assets                                      (68,171)     (93,810)        4,045
      Other liabilities                                  13,735      (34,553)      (13,247)
                                                    -----------   ----------   -----------
      Net cash provided by operating activities        (249,362)     296,954       417,794
                                                    -----------   ----------   -----------

INVESTING ACTIVITIES
   Net change in ESOP loan                              175,733      175,732       175,732
   Purchases of available-for-sale securities          (185,945)    (299,051)     (438,916)
   Proceeds from the sales of available-for-sale
      securities                                        985,299      514,235       416,855
   Purchase of premises and equipment                  (152,240)          --            --
   Purchase of life insurance policy                         --      (62,065)           --
   Investment in FBTC Statutory Trust                  (186,000)          --            --
   Purchase of Rantoul First Bank, SB                (4,305,992)          --            --
                                                    -----------   ----------   -----------
      Net cash provided by (used in) investing
         activities                                  (3,669,145)     328,851       153,671
                                                    -----------   ----------   -----------

FINANCING ACTIVITIES
   Purchase of treasury stock                        (1,639,297)     (69,104)   (2,201,068)
   Dividends paid                                      (581,970)    (574,768)     (449,249)
   Issuance of long-term debt                         6,186,000           --            --
   Exercise of stock options                             41,454           --            --
   Tax benefit related to stock options exercised         4,941           --            --
                                                    -----------   ----------   -----------
      Net cash provided by (used in) financing
         activities                                   4,011,128     (643,872)   (2,650,317)
                                                    -----------   ----------   -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                  92,621      (18,067)   (2,078,852)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR          174,569      192,636     2,271,488
                                                    -----------   ----------   -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR            $   267,190   $  174,569   $   192,636
                                                    ===========   ==========   ===========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

NOTE 28: QUARTERLY FINANCIAL INFORMATION

     The following is a summary of selected quarterly results of operations for the years ended December 31, 2005 and 2004:

                                                 QUARTER ENDED
                                -----------------------------------------------
                                DECEMBER 31   SEPTEMBER 30   JUNE 30   MARCH 31
                                -----------   ------------   -------   --------
                                       (In thousands, except share data)
2005
   Net interest income             $2,056        $1,863       $1,908    $1,839
   Provision for loan losses          223            99           94        94
   Noninterest income                 838           848          842       810
   Noninterest expense              2,344         2,305        2,127     2,157
   Income before income tax           327           307          529       398
   Net income                         283           262          400       303

   Basic earnings per share          0.13          0.12         0.18      0.13
   Diluted earnings per share        0.12          0.11         0.17      0.12

2004
   Net interest income              1,998         1,740        1,843     1,796
   Provision for loan losses          127           126          112       150
   Noninterest income                 847         1,022          853       747
   Noninterest expense              2,250         2,171        2,097     2,046
   Income before income tax           468           465          487       346
   Net income                         378           299          324       226

   Basic earnings per share          0.16          0.13         0.14      0.11
   Diluted earnings per share        0.16          0.12         0.13      0.10

                           FIRST BANCTRUST CORPORATION
                             SHAREHOLDER INFORMATION

STOCK LISTING AND PRICE INFORMATION

The Company's common stock trades on the Nasdaq SmallCap Market under the symbol "FBTC". As of March 10, 2006, the number of outstanding shares of common stock of the Company totaled 2,367,450. These shares were held by 448 persons or entities, which does not individually count each person or entity holding stock in nominee of street name through various brokers or banks.

The following schedule shows the high and low bid prices for each of the quarters in 2003, 2004, and 2005:

  Quarter Ended:      High    Low
  --------------     -----   -----
March 31, 2003        9.08    8.30
June, 30 2003        11.04    8.93
September 30, 2003   11.85   10.25
December 31, 2003    12.48   11.63
March 31, 2004       13.07   11.75
June, 30 2004        13.32   12.25
September 30, 2004   12.53   11.50
December 31, 2004    12.74   11.80
March 31, 2005       12.89   11.71
June, 30 2005        12.65   10.85
September 30, 2005   12.90   12.59
December 31, 2005    12.90   11.95

At March 10, 2006 the closing price of a common share was $12.48. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the years ended December 31, 2003, 2004, and 2005, the Company declared dividends as follows:

  Date Declared         Record Date         Payment Date         Amount
  -------------      -----------------   -----------------   -------------
February 6, 2003     February 18, 2003   February 28, 2003      $0.025
May 15, 2003         May 27, 2003        June 10, 2003          $ 0.05
August 14, 2003      August 25, 2003     September 5, 2003      $ 0.05
November 13, 2003    November 24, 2003   December 8, 2003       $ 0.05
February 12, 2004    February 24, 2004   March 5, 2004          $ 0.05
March 25, 2004       April 30, 2004      May 21, 2004        2 for 1 split
May 13, 2004         June 4, 2004        June 11, 2004          $ 0.06
August 12, 2004      August 30, 2004     September 8, 2004      $ 0.06
November 12, 2004    November 29, 2004   December 17, 2004      $ 0.06
February 10, 2005    February 25, 2005   March 8, 2005          $ 0.06
May 12, 2005         June 3, 2005        June 14, 2005          $ 0.06
August 11, 2005      August 26, 2005     September 9, 2005      $ 0.06
November 10, 2005    December 2, 2005    December 16, 2005      $ 0.06

All dividends per share have been adjusted to reflect the stock split.

Stockholders, investors and analysts interested in additional information may contact:

Sarah Aguirre
Administrative Assistant
First BancTrust Corporation
101 S. Central Avenue
Paris, IL 61944-0880

ANNUAL REPORT ON FORM 10-K

A copy of the annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to Sarah Aguirre, Administrative Assistant, at the above address.

SPECIAL REGULATORY COUNSEL

Howard & Howard Attorneys, P.C.
The Pinehurst Office Center, Suite 101
39400 Woodward Avenue
Bloomfield Hills, MI 48304-5151

INDEPENDENT ACCOUNTANTS

BKD, LLP
225 North Water Street
Suite 400
Decatur, IL 62525-1580

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of First BancTrust Corporation will be held at 10:00 a.m. April 17, 2006 at:

Human Resources Center
118 E. Court Street
Paris, Illinois 61944

TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the transfer agent:

Illinois Stock Transfer Company
209 W. Jackson Boulevard
Suite 903
Chicago, Illinois 60606
(312) 427-2953

                                    DIRECTORS

JOHN W. WELBORN
Chairman of the Board;  Retired Facilities Manager, TRW,
Inc., Marshall, Illinois

JOSEPH R. SCHROEDER
Attorney in private practice with law firm of Bennett, Schroeder & Wieck, Marshall, Illinois

VICK N. BOWYER
Co-owner and registered principal of  a Linsco/Private
Ledger, a registered broker-dealer, Marshall, Illinois

JAMES D. MOTLEY
Self employed owner of accounting firm James D. Motley, C.P.A. Paris, Illinois

TERRY T. HUTCHISON
Self-employed Business Consultant in Paris, Illinois

DAVID W. DICK
Senior Partner Gladding & Dick Insurance; agents for
Country Insurance and Financial Services, Bloomington,
Illinois; Illinois licensed embalmer and funeral director

TERRY J. HOWARD
President and Chief Executive Officer of the Company and First Bank

                               EXECUTIVE OFFICERS

TERRY J. HOWARD
Director, President and Chief Executive Officer of the Company and First Bank

ELLEN M. LITTERAL
Chief Financial Officer and Treasurer of the Company and Senior Vice President of First Bank

JACK R. FRANKLIN
Sr. Vice President of the Company and President of the First Bank of Savoy, a branch of First Bank & Trust, s.b.

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

                                   MAIN OFFICE
                            206 South Central Avenue
                              Paris, Illinois 61944
                                 (217) 465-6381

                                OPERATIONS CENTER
                            101 South Central Avenue
                              Paris, Illinois 61944

                                 BRANCH OFFICES
                            610 North Michigan Avenue
                            Marshall, Illinois 62441
                                 (217) 826-6308

                              1251 Woodfield Drive
                              Savoy, Illinois 61874
                                 (217) 351-3526

                             1500 East Grove Avenue
                             Rantoul, Illinois 61866
                                 (217) 893-8100