Form 10-K, Exhibit 13
period 2006-12-31
FIRST BANCTRUST CORP
filed 2007-03-28
CIK 1129847

                          CHALLENGES OR OPPORTUNITIES?

Dear Fellow Shareholder:

I am pleased to report that we were able to grow during 2006 in spite of a challenging interest rate environment. We strengthened our commitment to the communities we serve by opening the First Bank of Martinsville in Clark County and the first branch of the First Bank of Rantoul in Champaign County. First Bank of Martinsville is an economical prototype branch specifically designed to make our services more convenient for our customers in smaller communities. Although the new Rantoul branch of the First Bank is currently in a leased facility, we are developing plans to relocate it to a site we currently own. This new site will follow the branch prototype of Martinsville. Both of these new branches, securely position us to compete more effectively for the heart of our business - household and business deposit accounts and consumer, residential, and commercial lending. We are excited about the growth potential at both of our new branches, which are staffed with veteran financial service providers.

In 2006, our newly renovated and expanded headquarters on the southwest corner of the Courthouse Square in Paris, Illinois was completed. The completely redesigned and expanded building provides 30,000 square feet on three levels. Now all of the banking services of First Bank of Paris are available at one location. This consolidation not only enhances our operating efficiency, but also makes it much more convenient for our customers to conduct business at First Bank of Paris. In addition to the expanded six-lane drive-up facility, we have also created multiple customer lobby areas and contact areas that allow us to serve our customers in an inviting and exciting atmosphere.

The challenges we encountered during 2005 continued throughout the year 2006. The pressure on our interest margin increased as the yield curve changed slightly becoming somewhat inverted on occasion. However, we were able to continue developing new markets for our lending products resulting in significant growth in our lending portfolio. This resulted in increased interest income. We were able to grow our deposit balances, reducing our dependence on borrowed funds. However, the cost of these funds was significantly higher than we had forecast resulting in higher-than-expected interest expenses. In 2007, we will enhance our profitability through improving our interest-rate margins as we focus our marketing efforts on our new and enhanced deposit products and services that should increase core deposit balances, historically a lower cost source of funds, and continue to increase fee income.

The markets we serve are economically stable and vibrant. Agriculture continues to thrive; the demand for real estate development, both commercial and residential, remains strong; and consumer and home mortgage lending remain a significant source of both interest and fee income. In addition, the general economy in our area is expected to strengthen during 2007. We will continue to pursue our strategy of offering lending products that are responsive to the needs of the communities we serve, continuing the growth in our interest income. We will continue to seek growth through acquisition when we can identify opportunities in or adjacent to our current market area that are likely to enhance our financial performance.

The physical changes and branch additions we completed in 2006 provide the foundation for improved operating efficiency. We now have the structure needed to continue growing without adding significant operating overhead. Improved operating efficiency, coupled with a growing loan portfolio and an increase in core deposits will enhance our efforts to improve our fiscal performance in 2007.

Thank you for your confidence and your support of our company. Our management team remains committed to improving the economic well-being of all of our stakeholders - shareholders, customers, and employees alike. We will continue to strive to maximize the value of your investment by providing the best community banking experience possible for our customers in the communities we serve.

Sincerely,


-------------------------------------
Terry J. Howard
President and Chief Executive Officer

March 9, 2007

FIRST BANCTRUST CORPORATION
SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT SHARE DATA)

                                           2006       2005       2004       2003       2002
                                         --------   --------   --------   --------   --------
SUMMARY OF OPERATIONS
Interest income                          $ 16,292   $ 12,999   $ 11,774   $ 11,899   $ 13,032
Interest expense                            8,385      5,333      4,397      4,621      5,526
                                         --------   --------   --------   --------   --------
Net interest income                         7,907      7,666      7,377      7,278      7,506
Provision for loan losses                     230        510        515        728        718
Noninterest income                          3,462      3,338      3,469      3,819      3,492
Noninterest expense                         9,784      8,933      8,564      7,488      8,355
                                         --------   --------   --------   --------   --------
Income before income tax                    1,355      1,561      1,767      2,881      1,925
Income tax expense                            239        313        539        932        613
Net Income                                  1,116      1,248      1,228      1,949      1,312
PER SHARE (1)
Basic earnings per share                 $   0.51   $   0.56   $   0.54   $   0.85   $   0.51
Diluted earnings per share               $   0.48   $   0.52   $   0.51   $   0.81   $   0.50
Cash dividends paid                      $   0.24   $   0.24   $   0.23   $  0.175   $   0.10
Book value at December 31                $  11.50   $  11.00   $  11.04   $  10.55   $  10.00
Market value at December 31              $  11.80   $  12.19   $  11.58   $  11.62   $   7.86
RATIOS BASED ON NET INCOME
Return on average stockholders' equity       4.26%      4.66%      4.58%      7.38%      4.77%
Return on average assets                     0.40%      0.52%      0.54%      0.90%      0.64%
Net interest margin on average earning
   assets                                    3.06%      3.46%      3.56%      3.68%      4.02%
Dividend payout ratio                       48.62%     46.64%     46.82%     23.05%     21.57%
YEAR-END BALANCE SHEET DATA
Total assets                              311,058    273,865    230,924    226,194    202,725
Net loans (2)                             186,279    157,527    117,586    106,864    105,778
Securities                                 69,295     79,862     88,723     93,742     72,748
Deposits                                  242,603    193,975    159,471    163,028    147,335
Other borrowings                           38,986     51,886     42,500     35,500     26,501
Total stockholders' equity                 26,656     26,046     27,547     26,392     27,306
Average equity to average assets             9.27%     11.08%     11.84%     12.19%     13.52%

(1)  Per share data reflects two for one stock split on May 21, 2004

(2)  Includes loans held for sale

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

The Company conducts traditional banking activities through the Bank, including originating and servicing residential, commercial, and consumer loans and providing a broad range of depository services; but, otherwise, conducts no significant business, except through the Company's other subsidiaries, First Charter Service Corporation and ECS Service Corporation. The Community Finance Center, Incorporated, which originally operated as a subsidiary of the Bank, provided retail consumer lending to the Bank's market area. In May, 2005, Community Finance Center, Incorporated was dissolved, and those activities were merged into the Bank. Beginning in October, 2004, activities formerly provided through First Charter Service Corporation were conducted under a third-party agreement between First Advisors Financial Group and the Bank. First Advisors provides securities brokerage, asset management services, and other investment services and also engages in the sale of tax deferred annuities, and other insurance products. First Charter is currently in inactive status. ECS Service Corporation, doing business as Edgar County Title, provides abstracting services and title insurance for the Bank's market area.

On October 1, 2005, the Company acquired all of the outstanding common stock of Rantoul First Bank, SB located in Rantoul, Illinois. The transaction was accounted for as a purchase, and the results of operations for Rantoul since the acquisition have been included in the consolidated financial statements. The Company also acquired a subsidiary, Rantoul First Financial, as part of the acquisition of Rantoul First Bank in October, 2005. Rantoul First Financial was a subsidiary of Rantoul First Bank, which provided brokerage and investment services, and was dissolved in early 2006. All references to the Company include the Bank and subsidiaries, unless otherwise indicated.

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

FINANCIAL OVERVIEW

First BancTrust Corporation is a publicly held, Illinois-chartered stock savings bank holding company. Our business activities are focused on community banking in east-central Illinois through a subsidiary, First Bank & Trust, s.b., which currently operates offices in Paris, Marshall, Savoy, Rantoul, and Martinsville, Illinois. The Bank's activities are supplemented by the activities of our other subsidiary, Edgar County Title Company. Currently, the Company's subsidiary, First Charter Financial Services, is inactive. In October 2004, a strategic alliance was established with First Advisor Financial Group to provide brokerage and investment services, insurance products and asset management to our customers.

During 2006, the Company completed the construction of the physical foundation needed to support growth for the foreseeable future. Both customers and employees of First Bank of Paris now enjoy the convenience and efficiency of having all of our financial services provided at one location. In addition all of our staff and support services are now housed in this same location, facilitating delivery of services and enhancing responsiveness to the need of our customer contact personnel. We also opened a new bank in Clark County (First Bank of Martinsville) and acquired a new branch for the First Bank of Rantoul in Champaign County without adding any significant administrative or support expense. Both of these locations enhance convenience for our customers and boost awareness of our presence in those respective communities. These new banking offices join the four First Banks in Paris, Marshall, Savoy, and Rantoul creating an effective service network throughout our market area. We continued to develop new deposit products and expand our loan product line while fully implementing more efficient processing and delivery systems. The expenses associated with these enhancements and the interest rate yield curve that changed little from the relatively flat yield curve of 2005 did negatively impact our financial performance in 2006. Net income in 2006 was $1.1 million or 48 cents per diluted share. Net income in 2005 of $1.2 million or 52 cents per diluted share approximated 2004 net income of $1.2 million or 51 cents per diluted share. These results reflect the 2-for-1 stock split that took effect May 21, 2004. Total assets increased to $311.1 million at December 31, 2006 from $273.9 million at December 31, 2005. Loans, net of allowance for loan losses, increased by $28.8 million to $186.3 million at December 31, 2006 compared to $157.5 million at December 31, 2005. Total deposits increased to $242.6 million at December 31, 2006, an increase of $48.6 million compared to total deposits of $194.0 million at December 31, 2005.

The number of households we serve grew nearly seven percent during the year. Twenty-five percent of that growth was at existing banking offices indicating that our product offerings and services are attractive in very competitive markets. Another twenty-five percent of the growth in households was achieved in eight months of operation at the First Bank of Martinsville. The remaining fifty percent came through the acquisition of the first branch of the First Bank of Rantoul. The growth in the number of households we serve provides the opportunity for increasing both deposit and loan balances while generating more noninterest income. Noninterest income from deposit customer service fees and consumer loan insurance commissions continues to grow steadily. These sources of income have grown to levels that this year nearly offset traditional noninterest income sources that have declined over the past few years.

The establishment of two additional facilities to supplement our customer service capabilities demonstrates our commitment to the communities we serve. The management and staff of each First Bank are committed to improving the economic environment of the communities where they work and live. Each Bank has and will continue to enhance its array of deposit account offerings to assure that our customers receive competitive products along with great service. During 2007 we will highlight our deposit products and services for households and small businesses to increase our core deposit base. Our commitment to household and small business lending is demonstrated by the increase in our loan portfolio. Over half of the growth we experienced in 2006 was from 1-4 Family and Multifamily lending. Agricultural lending and commercial real estate lending accounted for about one third of the growth with the remaining portion coming from consumer lending. Growth in our core deposit base and a continued increase in the lending portfolio will help us increase both fee income and interest income in 2007. We will also work during the upcoming year to increase our net interest margin by raising the ratio of interest-earning assets to interest-bearing liabilities. The result of achieving our specific goals of increasing core deposits as a percent of interest-bearing liabilities and increasing loans as a percent of interest-earning assets will be a significant factor in the reversal of the decline in our net interest margin we experienced in 2006.

The expenses associated with the construction and renovation of the headquarters building in 2006 will reduce future operating and administrative expenses inherent to continued growth and expansion. We will continue our efforts to increase the number of households served by existing and newly-established banking facilities since this will positively impact income. Our marketing efforts will also concentrate on building core deposits and increasing the balance of the loan portfolio which will enhance net interest income. Our growth in noninterest income is generated almost entirely from relatively new products and services, not historical fee income sources. The rate of increase in our operating overhead has declined and should continue to improve. All of these efforts will result in an increase in net earnings over future years. We are confident in our ability to continue these efforts and to grow in the markets we now serve. The Company will also continue to review opportunities for acquisitions in new, contingent market areas, to assure that both our economic value and future income will be enhanced by those acquisitions. We believe that we will be able to do more than survive the challenge of the existing interest rate environment. We will take advantage of this opportunity to improve our performance during the next several years.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED
DECEMBER 31, 2006, DECEMBER 31, 2005, AND DECEMBER 31, 2004

General

Net income for 2006 decreased by $132,000, or 10.57% from $1.25 million for the year ended December 31, 2005 to $1.12 million for the year ended December 31, 2006. The decrease in net income is primarily due to an increase in noninterest expense, partially offset by increases in net interest income and noninterest income, and decreases in the provision for loan losses and income tax expense. Net income for the year ended December 31, 2005 increased by $20,000, to $1.25 million or 1.63% from $1.23 million for the year ended December 31, 2004. The primary reasons for the slight increase were an increase in net interest income and a decrease in income tax expense, which were mostly offset by an increase in noninterest expense combined with a reduction of noninterest income. Return on average assets decreased to 0.40% for the year ended December 31, 2006 from 0.52% for the year ended December 31, 2005, which had decreased slightly from 0.54% for the year ended December 31, 2004. Return on average equity decreased to 4.26% for the year ended December 31, 2006 from 4.66% for the year ended December 31, 2005, which had increased slightly from 4.58% for the year ended December 31, 2004.

Net Interest Income

Net interest income increased by $241,000 or 3.1% from $7.7 million for the year ended December 31, 2005 to $7.9 million for the year ended December 31, 2006. The primary reason for the increase in net interest income is an increase in interest and dividend income of $3.3 million, partially offset by a $3.1 million increase in total interest expense. For the year ended December 31, 2006, net interest margin decreased by 40 basis points from 3.46% for the year ended December 31, 2005 to 3.06% for the year ended December 31, 2006.

Net interest income increased by $289,000 or 3.9% from $7.4 million for the year ended December 31, 2004 to $7.7 million for the year ended December 31, 2005. The primary reason for the increase in net interest income is an increase in interest income of $1.2 million, partially offset by an increase in interest expense of $935,000. The Company's net interest margin was 3.46% for the year ended December 31, 2005, compared to 3.56% for the year ended December 31, 2004.

For the year ended December 31, 2006, the net interest margin primarily decreased as a result of a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 113.06% for the year ended December 31, 2005 to 110.46% for the year ended December 31, 2006. The average rate of interest bearing liabilities increased by 86 basis points from 2005 to 2006, while the average rate earned on interest bearing assets only increased by 44 basis points. The average rate earned on interest-bearing assets increased from 5.86% in 2005 to 6.30% for 2006, while the average balances of interest-bearing assets increased by $36.7 million, primarily due to 2006 loan growth. The average 2006 loan portfolio balance of $174.4 increased by $43.0 million from the average loan portfolio balance in 2005 of $131.4 million. The 2006 loan growth was primarily funded by a decrease in the average balance of the investment portfolio, and by an increase in the average deposit balances. The average balance of interest bearing liabilities increased by $37.9 million from $196.2 million average in 2005 to a 2006 average balance of interest bearing liabilities of $234.1 million. The average rate paid on interest bearing liabilities increased from 2.72% for the year ended December 31, 2005 to 3.58% for the year ended December 31, 2006.

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

Projections for 2007 indicate that interest margins should increase as a result of an increase in the average rate earned on interest-earning assets. Management's expectations include significant loan volume to be generated in the Savoy market in both commercial real estate development and residential real estate. Loan growth is projected for the Rantoul market as well, for these types of loans as well as agricultural loans. Growth in home equity loans is also expected to continue in all markets. Interest margin should also increase as a result of the conversion of investments and securities to higher-yielding loans. Funds generated from maturities and principal repayments on investment securities, as well as deposit growth, will fund loan growth. Deposit growth is expected to occur in both the Savoy and Rantoul areas by attracting new customers and their deposits. In addition, we will be promoting marketing strategies to increase both the deposits and the number of deposit relationships of existing customers.

Economic forecasts indicate that the demand for loans will continue well into the year. These forecasts also show a slight easing of short-term interest rates by year end. If the yield curve remains relatively flat throughout the upcoming year, the benefit of our efforts to increase loans as a percentage of interest-earning assets will likely be a slowing of the rate of decline in our net interest margin compared to that experienced in 2006. In this instance, deposit rates, which tend to be based on the short end of the yield curve, are likely to remain high relative to loan rates which tend to be based on the longer end of the yield curve. If the yield curve assumes a historically normal upward slope, then our efforts will result in an increase in the net interest margin during the latter portion of 2007. In this instance, deposit rates are likely to decline from current levels as the shorter end of the yield curve declines relative to the rates earned on loans as the longer end of the yield curve remains stable or increases slightly.

Interest and Dividend Income - Total interest and dividend income for 2006 was $16.3 million, an increase of $3.3 million over 2005 total interest income of $13.0 million, which was primarily attributable to an increase in loan interest income. Loan interest income for the year 2006 totaled $12.7 million, a $3.3 million increase over the 2005 total of $9.4 million. The $3.3 million increase was primarily a result of 2006 average loan growth of $43.0 million, and to a lesser extent, to an increase of 11 basis points in the average rate of interest earned on the loan portfolio. Interest and dividend income from securities for 2006 decreased by $44,000 from $3.24 million for the year ended December 31, 2005 to $3.20 million for the year ended December 31, 2005. Dividends on Federal Home Loan Bank stock declined by $26,000 from $212,000 for the twelve months ended December 31, 2005 to $186,000 for the twelve months ended December 31, 2006. Interest earned from deposits with financial institutions increased by $91,000 from $113,000 for the year ended December 31, 2005 to $204,000 for the year ended December 31, 2006.

Interest income for 2007 is expected to increase primarily as a result of an increase in the average balance of outstanding loans as well as an increase in the balance of outstanding loans as a percentage of total earning assets; however, if the yield curve remains relatively flat or inverts slightly, the rates generally available for new loans are expected to be somewhat less than the yield of the current portfolio. The reduction in the average interest rate earned on the portfolio as a result of this factor is expected to be at least partially offset by an increase in the rates of interest earned on variable rate loans held in the portfolio that are subject to re-pricing during 2007. Conversely, if the yield curve assumes a historically normal slope, then interest rates generally available for new loans are expected to be near or slightly above the yield of the current portfolio. As a result, the average interest rate earned on the portfolio would remain stable or increase slightly. However, in this instance the interest rates on loans subject to re-pricing during 2007 would not increase as much and would tend to dampen the increase in the yield of the current portfolio.

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

The following schedule compares average total loan balances by major categories for the years 2006 and 2005:

                                    Average Balance
                                  -------------------               %
                                    2006       2005     Change    Change
                                  --------   --------   -------   ------
                                          (Dollars in thousands)
Real Estate Loans
   One-to-four family             $ 56,275   $ 39,651   $16,624    41.93%
   Multi-family                      1,988        671     1,317   196.27%
   Commercial                       32,206     22,528     9,678    42.96%
   Construction                      2,554      1,715       839    48.92%
   Agricultural                     22,908     17,383     5,525    31.78%
                                  --------   --------   -------   ------
Total real estate loans            115,931     81,948    33,983    41.47%
Agricultural production finance     18,584     14,750     3,834    25.99%
Commercial and industrial loans      9,894      8,172     1,722    21.07%
Consumer loans                      32,556     28,868     3,688    12.78%
                                  --------   --------   -------   ------
Total loans                        176,965    133,738    43,227    32.32%
Allowance for loan losses           (2,590)    (2,333)     (257)   11.02%
                                  --------   --------   -------   ------
Net loans                         $174,375   $131,405   $42,970    32.70%
                                  ========   ========   =======   ======

The average net loan portfolio increased by $43.0 million or 32.7% from $131.4 million in 2005 to $174.4 million in 2006. This was primarily a result of increases in average real estate loans of $34.0 million, average agricultural production finance loans of $3.8 million, $3.7 million in average consumer loans, and a $1.7 million increase in average commercial and industrial loans, and a decrease in the average allowance for loan losses of $257,000. The $34.0 million increase in average real estate loans was primarily a result of an increase in the average one-to-four family real estate loans of $16.6 million, or 41.9%, an increase in commercial real estate loans of $9.7 million or 42.9%, and an increase of $5.5 million in average agricultural real estate loans. Average multifamily real estate loans also increased by $1.3 million in comparing 2006 to 2005, and average construction real estate loans increased by $839,000 from 2005 to 2006.

The increase of $16.6 million in the average one-to-four family residential loans was partially due to $10.5 million in one-to-four family residential loans acquired as part of the acquisition of Rantoul First Bank in October, 2005. New loan originations on one-to-four family residential properties totaled $54.1 million for 2006, of which $15.4 million in loans were originated for sale into the secondary market. Of the $38.7 million in portfolio originations on one-to-four family residential properties during 2006, $26.0 million were originated in the Champaign County market. Total home equity lines of credit originated by all branches during 2006 totaled $3.1 million. Average commercial real estate loans increased by $9.7 million or 43.0% from an average of $22.5 million in 2005 to $32.2 million in 2006. This was primarily attributable to $9.5 million in new originations during 2006, of which $5.0 million was generated in the Savoy market. The average balance of agricultural real estate loans increased by $5.5 million or 31.8% from an average balance of $17.4 million in 2005 compared to an average balance of $22.9 million in 2006. New originations of farmland loans during 2006 totaled $8.0 million. The average balance of multi-family real estate loans increased by $1.3 million from $671,000 in 2005 to $2.0 million in 2006. Agricultural production finance loans increased by $3.8 million or 26.0% from an average balance of $14.8 million in 2005 to an average balance of $18.6 million in 2006, resulting primarily from new originations in 2006 of $14.6 million. Commercial and industrial loans increased by $1.7 million or 21.1% from an average balance of $8.2 million for 2005 compared to an average balance of $9.9 million for 2006, primarily as a result of new originations of $4.7 million during 2006. The average balance of consumer loans increased by $3.7 million or 12.8% from 2005 to 2006, primarily as a result of $19.9 million in new originations in consumer loans during 2006.

The increase in loan interest income of $1.4 million from 2004 to 2005 was primarily due to the increase in average balance from $111.4 million in 2004 to $131.4 million in 2005, partially offset by a slight decrease in average rate earned on outstanding loans. The average yield on loans for 2005 was 7.18% compared to 7.22% average yield on loans for 2004, a decrease of 4 basis points.

Investment income decreased by $44,000 from $3.24 million for the year ended December 31, 2005 to $3.20 million for the year ended December 31, 2006. This was primarily due to a reduction in the average balance of the investment portfolio in 2006 of $7.4 million from the 2005 average of $82.1 million to the 2006 average balance of $74.7 million, partially offset by an increase in the average rate of 33 basis points from 3.95% during 2005 to 4.28% during 2006. The decrease in the average balance of the securities portfolio was primarily used to fund loan growth.

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

Interest Expense - Interest expense increased by $3.1 million, or 57.3%, from $5.3 million for the year ended December 31, 2005 to $8.4 million for the year ended December 31, 2006. Interest on deposits increased by $2.9 million from $3.5 million for the year ended December 31, 2005 to $6.4 million for the year ended December 31, 2006. Interest on Federal Home Loan Bank advances and other debt increased by $196,000 from $1.8 million for the year ended December 31, 2005 to $2.0 million for the year ended December 31, 2006.

Interest expense increased by $935,000, or 21.3%, from $4.4 million for the year ended December 31, 2004, to $5.3 million for the year ended December, 31, 2005. Interest on deposits increased by $616,000 from $2.9 million for 2004 to $3.5 million for 2005. Interest on Federal Home Loan Bank and other debt increased by $320,000 from $1.5 million for 2004 to $1.8 million for 2005.

The $2.9 million or 81.5% increase in deposit interest expense from 2005 to 2006 was due to increases in the average balance and the average cost of funds for deposits. Overall, the average balance of deposits increased from $151.0 million for 2005 to $189.1 million for

2006. This increase was primarily due to an increase of $42.3 million in the average balance of certificates of deposit. This was due to a combination of factors including the acquisition of $19.2 million in certificates of deposit from the acquisition of Rantoul First Bank in October, 2005. Also, $10.1 million in certificates of deposit were acquired from CIB Marine BancShares, Inc. in early December, 2006. Other factors contributing to the increase of the average balance of certificates of deposit from 2005 to 2006 were the increased usage of brokered certificates of deposit as a funding source during 2006, and a shift in deposits from interest-bearing money market type checking accounts, to term certificates of deposit as interest rates rose during 2006. The funds generated from the increase in the average balance of deposits were used to fund loans during 2006. The average rate of interest paid on certificates of deposit increased by 105 basis points from an average rate in 2005 of 2.32% to an average rate in 2006 of 3.37%. Interest bearing demand accounts experienced a $4.4 million decrease in the average balance from the 2005 average of $52.8 million to the 2006 average of $48.4 million, as many account holders took advantage of promotions featuring certificates of deposit products during the opening of the Martinsville, Illinois branch in May, 2006 and the new main facility in Paris, Illinois in July, 2006.

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

In 2005, the interest rates paid on the Investor Checking Account product were adjusted to a level higher than basic NOW account rates, but less than the money market rates. Investor Checking Accounts are similar in nature to a Money Market account, but without the transaction limitations associated with Money Market accounts. As a result, the 2005 average balance of investor checking accounts declined by $10.1 million to $28.8 million. For 2005, average money market accounts increased by $7.7 million to $17.6 million from $9.9 million average balance of 2004, as many investor checking account holders sensitive to interest rates, converted their investor checking accounts to the higher yielding money market product in 2005.

Interest expense on Federal Home Loan Bank (FHLB) and other debt for 2006 increased by $196,000 from $1.8 million for the year ended December 31, 2005 to $2.0 million for the year ended December 31, 2006. This increase was due to an increase of 45 basis points on the average interest rate on borrowings from the 2005 average rate of 4.04% to the 2006 average rate of 4.49%. This was partially offset by a slight decrease of $228,000 in the average balance of FHLB advances and other debt from an average balance in 2005 of $45.2 million to an average balance in 2006 of $45.0 million. In June, 2005, the Company issued $6.0 million of trust preferred securities through FBTC Statutory Trust I, to finance the purchase of all outstanding shares of Rantoul First Bank, SB, for $4.2 million, and for other corporate use. The debentures carry a fixed interest rate of 5.8% for a period of five years, and then convert to a floating rate. The average balance of FHLB advances declined by $3.3 million from a 2005 average of $40.7 million to $37.4 million average in 2006. Borrowings at the FHLB typically consist of fixed-term notes, and an open-end line of credit. At December 31, 2006, FHLB borrowings totaled $32.8 million, which consisted of $7.3 million in fixed rate, fixed term advances, and $25.5 million in convertible advances. Convertible advances are fixed-term advances, which have a convertible option which permits FHLB to convert the advance to an adjustable rate, after a specific "lock-out" term has passed. If this occurs, the advance will become be subject to quarterly rate adjustments, with a prepayment option at each adjustment date. Of the $25.5 million in convertible advances at December 31, 2006, $11.5 million have passed the "lock-out" period, and are subject to possible conversion at quarterly intervals, while $14.0 million will be within the "lock-out" period until September, 2007.

Interest expense on FHLB advances and other debt for 2005 was $1.8 million compared to $1.5 million for 2004, an increase of $320,000 or 21.2%. The increase from 2004 to 2005 was primarily due to an increase of $7.4 million in the average balance of borrowings for 2005 of $45.2 million compared to an average balance of borrowings for 2004 of $37.8 million, and a slight increase in the average rate paid on borrowings. The average rate paid on borrowings during 2004 was 3.98% compared to an average of 4.04% paid in 2005. In June, 2005, the Company issued $6.0 million of trust preferred securities through FBTC Statutory Trust I, to finance the purchase of all outstanding shares of Rantoul First Bank, SB, for $4.2 million, and for other corporate use. The debentures carry a fixed interest rate of 5.8% for a period of five years, and then convert to a floating rate. The average balance of FHLB advances for 2005 increased by $3.6 million from $37.1 million average balance for 2004, compared to $40.7 million average balance for 2005. The increase in borrowings was used to fund loan growth during the year. At December 31, 2005, borrowings at FHLB totaled $43.2 million, which consisted of $36.2 million in fixed term advances, and $7.0 million in an open line of credit. Of the $36.2 in fixed term advances, $20.5 million have convertible options, and all of these advances have passed the "lock-out" periods, and thus are subject to possible conversion on a quarterly basis. The Company also occasionally purchases federal funds to fund short-term cash requirements, and at December 31, 2005, had $2.5 million purchased in federal funds.

Average Balance Sheet

The following table presents the average balance sheet for the Company for the years ended December 31, 2006, 2005, and 2004, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The yields or costs are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown. The yields and costs include fees, which are considered adjustments to yields.


                                                          As of                      Year Ended
                                                    December 31, 2006             December 31, 2006
                                                  ---------------------   ---------------------------------
                                                   Ending      Average     Average                Average
                                                  Balance    Yield/Rate    Balance   Interest   Yield/Rate
                                                  -------    ----------    -------   --------   ----------
                                                                      (Dollars in thousands)
INTEREST-EARNING ASSETS
   Deposits with financial institutions(1)        $ 15,575        5.08%   $  3,942   $   204       5.18%
   Securities                                       69,295        4.44%     74,731     3,198       4.28%
   Loans receivable, net (2)                       186,279        7.29%    174,375    12,704       7.29%
   Federal Home Loan Bank stock                      3,749        3.10%      5,557       186       3.35%
                                                  --------        -----   --------   -------       ----
      Total interest-earning assets                274,898        6.39%    258,605    16,292       6.30%
                                                                  -----              -------       ----
   Non-interest-earning assets                      36,160                  23,818
                                                  --------                --------
      Total assets                                $311,058                $282,423
                                                  ========                ========
INTEREST-BEARING LIABILITIES
   Deposits:
      Demand                                      $ 46,439        1.93%   $ 48,383   $   833       1.72%
      Savings                                       11,405        0.84%     12,449       103       0.83%
      Certificates of deposits of $100,000 or
         more                                       61,671        4.96%     41,725     2,112       5.06%
      Other certificates                            98,055        4.49%     86,556     3,315       3.83%
   Borrowings                                       38,986        4.45%     45,006     2,022       4.49%
                                                  --------        -----   --------   -------       ----
   Total interest-bearing liabilities              256,556        3.97%    234,119     8,385       3.58%
                                                                  -----              -------       ----
   Non-interest-bearing demand accounts             25,033                  21,423
   Non-interest-bearing liabilities                  2,813                     708
                                                  --------                --------
      Total liabilities                            284,402                 256,250
   Total equity capital(3)                          26,656                  26,173
                                                  --------                --------
      Total liabilities and equity capital        $311,058                $282,423
                                                  ========                ========
   Net average interest-earning assets            $ 18,342                $ 24,486
                                                  ========                ========
   Net interest income; interest rate spread(4)                                      $ 7,907       2.72%
                                                                                     ========      ====
   Net interest margin(5)                                                                          3.06%
                                                                                                   ====
   Average interest-earning assets to average
     interest-bearing liabilities                                           110.46%
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

(5) Net interest margin is net interest income divided by net average interest-earning assets.

                                                                          Year ended December 31,
                                                  --------------------------------------------------------------------
                                                                2005                                  2004
                                                  ---------------------------------   --------------------------------
                                                   Average                 Average     Average                Average
                                                   Balance    Interest   Yield/Rate    Balance   Interest   Yield/Rate
                                                  ---------   --------   ----------   --------   --------   ----------
                                                                        (Dollars in thousands)
INTEREST-EARNING ASSETS
   Deposits with financial institutions(1)        $  3,421     $   113       3.30%    $  3,880    $    53      1.37%
   Securities                                       82,130       3,242       3.95%      87,896      3,427      3.90%
   Loans receivable, net (2)                       131,405       9,432       7.18%     111,445      8,045      7.22%
   Federal Home Loan Bank stock                      4,904         212       4.32%       4,129        249      6.03%
                                                  --------     -------     ------     --------    -------      ----
      Total interest-earning assets                221,860      12,999       5.86%     207,350     11,774      5.68%
                                                               -------     ------                 -------      ----
   Non-interest-earning assets                      19,757                              19,033
                                                  --------                            --------
      Total assets                                $241,617                            $226,383
                                                  ========                            ========
INTEREST-BEARING LIABILITIES
   Deposits:
      Demand                                      $ 52,831     $   702       1.33%    $ 57,086    $   659      1.15%
      Savings                                       12,225         104       0.85%      11,989        115      0.96%
      Certificates of deposits of $100,000 or
         more                                       22,090         794       3.59%      20,280        630      3.11%
      Other certificates                            63,849       1,906       2.99%      54,376      1,487      2.73%
   Borrowings                                       45,234       1,826       4.04%      37,801      1,506      3.98%
                                                  --------     -------     ------     --------    -------      ----
      Total interest-bearing liabilities           196,229       5,332       2.72%     181,532      4,397      2.42%
                                                               -------     ------                 -------      ----
   Non-interest-bearing demand accounts             17,357                              15,104
   Non-interest-bearing liabilities                  1,271                               2,933
                                                  ========                            ========
      Total liabilities                            214,857                             199,569
   Total equity capital(3)                          26,760                              26,814
                                                  ========                            ========
      Total liabilities and equity capital        $241,617                            $226,383
                                                  ========                            ========
   Net average interest-earning assets            $ 25,631                            $ 25,818
                                                  ========                            ========
   Net interest income; interest rate spread(4)                $ 7,667       3.14%                $ 7,377      3.26%
                                                               =======     ======                 =======      ====
   Net interest margin(5)                                                    3.46%                             3.56%
   Average interest-earning assets to average                              ======                              ====
      interest-bearing liabilities                  113.06%                             114.22%
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

                                         Year Ended 12/31/2006       Year Ended 12/31/2005
                                              Compared to                 Compared to
                                         Year Ended 12/31/2005       Year Ended 12/31/2004
                                      --------------------------   -------------------------
                                           Increase                    Increase
                                          (Decrease)                  (Decrease)
                                            Due to                      Due to
                                      -----------------            ----------------
                                      Volume     Rate       Net     Volume    Rate     Net
                                      ------   --------   ------   -------   ------   ------
Interest-earning assets:
   Interest-bearing demand deposits   $   19   $     72   $   91      ($7)  $   67    $   60
   Securities                           (305)       261      (44)    (227)      42      (185)
   Loans receivable, net               3,129        143    3,272    1,433      (46)    1,387
   Federal Home Loan Bank stock           26        (52)     (26)      41      (78)      (37)
                                      ------   --------   ------   ------   ------    ------
      Total interest-earning assets    2,869        424    3,293    1,240      (15)    1,225
Interest-bearing liabilities:
   Demand accounts                       (63)       194      131      (52)      95        43
   Savings accounts                        2         (3)      (1)       2      (13)      (11)
   Certificates of deposit             1,688      1,039    2,727      334      249       583
   Borrowings                             (9)       205      196      294       26       320
                                      ------   --------   ------   ------   ------    ------
      Total interest-bearing
         liabilities                   1,618      1,435    3,053      578      357       935
                                      ------   --------   ------   ------   ------    ------
      Net change in net interest
         income                       $1,251    ($1,011)  $  240   $  662    ($372)   $  290
                                      ======   ========   ======   ======   ======    ======

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2006 was $230,000 for the year ended December 31, 2006 compared to $510,000 for the year ended December 31, 2005. For 2004, the provision for loan losses was $515,000. Chargeoffs for 2006 totaled $773,000, which were partially offset by recoveries of $103,000. Chargeoffs for 2005 were $439,000, which was nearly equal to the 2004 chargeoffs of $437,000. The chargeoffs of $439,000 for 2005 were partially offset by recoveries of $90,000, while the chargeoffs of

$437,000 for 2004 were partially offset by recoveries of $98,000. Chargeoffs in 2006 included $310,000 in commercial loan chargeoffs, of which the largest components were two commercial borrowers, one for $89,000 from a specialty automotive business and secured by equipment, and $169,000 from a printing company which was also secured by business equipment. Commercial real estate loan chargeoffs in 2006 of $137,000 included a $122,000 partial charge off on an apartment building complex, and chargeoffs on seven one-to-four residential loans for 2006 totaled $74,000. Losses on agricultural production loans totaled $28,000 resulting from chargeoffs on three borrowers. Consumer loan chargeoffs during 2006 totaled $223,000 which included $139,000 in losses on vehicle loans, $23,000 in losses on consumer finance loans, and $62,000 in losses on other consumer loans. Recoveries in 2006 totaled $103,000, and were primarily related to consumer loan chargeoffs. Chargeoffs in 2005 primarily included $205,000 in vehicle loan chargeoffs which were partially offset by recoveries of $48,000, $91,000 in a 2005 chargeoff pertaining to a single borrower with multiple rental properties, and $58,000 in five chargeoffs on loans secured by 1-to-4 family residential properties. In 2004, chargeoffs included $67,000 from two borrowers on commercial real estate loans, and $75,000 from five borrowers on commercial and industrial loans.

The provision for all periods reflects management's analysis of the Company's loan portfolio based on the information which was available to it at such time. In particular, management meets on a quarterly basis to review the adequacy of the allowance for loan losses by classifying loans in compliance with regulatory classifications. Classified loans are individually reviewed to arrive at specific reserve levels for those loans, by ascertaining the amount of the collateral shortage. Once the specific portion for each loan is determined, management calculates a historical portion for each category of loans not classified based on a combination of loss history adjusted for current national and local economic conditions, trends in delinquencies and chargeoffs, trends in volume and term of loans, changes in underwriting standards, and industry conditions.

While Company management believes that the allowance for loan losses is sufficient based on information currently available, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additional chargeoffs which may adversely affect net income.

Noninterest Income

Noninterest income for 2006 was $3.5 million as compared to 2005 noninterest income of $3.3 million, an increase of $124,000 or 3.7%. The increase was primarily due to increases in customer service fees and other charges and fees, partially offset by a decrease in net realized gains on sales of available-for-sale securities. Noninterest income for 2005 was $3.3 million compared to $3.5 million for 2004, a decrease of $132,000, or 3.8%. The decrease was primarily due to reductions in loan servicing fees, other service charges and fees, and net gains on loan sales, partially offset by increased customer service fees.

Customer service fees for 2006 were $1.1 million as compared to $966,000 for 2005, an increase of $108,000, or 11.2%. This increase was primarily due to an increase in non-sufficient ("NSF") and overdraft fees of $115,000 from $905,000 in 2005 to $1.0 million in

2006. The "Safety-Net Checking" product provides overdraft protection in the form of a pre-approved amount of overdrafts, most often up to $500. The number of active "Safety-Net Checking" accounts at December 31, 2006 totaled 2,410 compared to 2,145 accounts at December 31, 2005. The majority of new consumer checking accounts opened are "Safety-Net Checking" as it also has no minimum balance requirements. Expectations are that as the number of accounts will continue to rise, related non-sufficient funds and overdraft fees will also increase due to the increased volume of accounts. Also contributing to the increase in NSF and overdraft fees was an NSF fee increase in August, 2006 from $25 to $30 per item.

Customer service fees for 2005 totaled $966,000, which was an $82,000 increase over the 2004 total customer service fees of $884,000. The 9.3% increase was largely due to a $74,000 increase in NSF and overdraft fees from 2004 of $831,000 to $905,000 for 2005. The number of active "Safety-Net Checking" accounts at December 31, 2005 totaled 2,145 compared to 1,455 accounts at December 31, 2004.

Other service charges and fees increased by $150,000 from $756,000 for the year ended December 31, 2005 to $906,000 for the year ended December 31, 2006. The primary factor contributing to this increase in 2006 was increased commissions earned on insurance products sold to consumer loan customers and an increase in debit card fees. Commissions earned on consumer loan related insurance products, increased by $101,000 from $148,000 in 2005 to $249,000 in 2006. These commissions include fees earned from commissions on credit life and disability insurance, as well as gap insurance, which is a new insurance product offered to auto loan customers to provide coverage for the "gap" between insurance coverage and loan payoff in the event of total loss on a vehicle. Debit card interchange fees increased by $30,000 from $133,000 for the year ended December 31, 2005 to $163,000 for the year ended December 31, 2006. Debit card usage continues to rise as the number of debit card transactions in 2006 totaled 393,675 compared to 328,112 transactions in 2005, a 20.0% increase. This trend is expected to continue in 2007 as consumers increase the frequency of debit card purchases.

Other service charges and fees decreased by $33,000 from $789,000 for the year ended December 31, 2004, to $756,000 for the year ended December 31, 2005. The primary reasons for the 4.2% decrease were reduced loan fees associated with loans sold into the secondary market and fewer commissions earned on consumer loan credit accident and life insurance, partially offset by an increase in debit card fees. Residential loans sold into the secondary market for 2005 were $15.1 million compared to $17.8 million in residential loans sold into the secondary market in 2004, and the related fees associated with these loans decreased by $31,000. Commissions earned on credit life, disability, and accident insurance policies sold with consumer loans decreased by $17,000 from $196,000 for the year ended December 31, 2004, to $179,000 for the year ended December 31, 2005. Interchange fees earned on debit card usage increased by $49,000 from $84,000 for the year ended December 31, 2004, to $133,000 for the year ended December 31, 2005. Debit card transactions in 2005 totaled 328,112 compared to 211,166 transactions processed in 2004, a 55.4% increase.

Net gains on loan sales decreased by $32,000 from $291,000 for the year ended December 31, 2005 to $259,000 for the year ended December 31, 2005. Net gains on loan sales are comprised of actual cash gains at the time of sale, and the gain recognized from the capitalization of the related loan servicing assets. When a loan is sold into the secondary market and the servicing rights to that loan are retained, an asset is created representing the future payment stream of the servicing which is recognized as income from the loan sale. The Company sells both one-to-four family residential loans and agricultural loans in the secondary market, although in 2004, 2005, and 2006, all loans sold into the secondary market were one-to-four residential loans. Loans sold into the secondary market during 2006 totaled $15.3 million compared to $15.1 million in 2005. Of the $15.3 million in loans sold in 2006, $6.3 million were sold servicing released, and the remaining $9.0 million in loans were sold with the servicing retained. The gain recognized from the capitalization of the servicing assets for 2006 totaled $131,000 compared to $168,000 for 2005. The 2006 volume of loans sold with servicing retained was $9.0 million compared to $13.1 million in loans sold in 2005. The cash gains on the loan sales for loans sold during 2006 increased slightly to $128,000 from $123,000 in 2005.

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

Net realized gains on sales of available-for-sale securities for 2006 were $12,000, which was a result of selling bonds from the municipal portfolio totaling $996,000. Net realized gains on sales of available-for-sale securities for 2005 were $117,959, which was a result of selling equity securities of $985,000. In 2004, net realized gains on sales of available-for-sale securities totaled $97,000 from the sale of equity securities of $514,000.

Loan servicing fees for the year ended December 31, 2006 were $437,000, compared to $489,000 in loan servicing fees for the year ended December 31, 2005. The $52,000 decrease was primarily due to a reduction in the agricultural portfolio of loans serviced for others. The average total of agricultural loans serviced for investors in 2006 was $8.3 million, a reduction of $1.8 million from the 2005 average agricultural portfolio serviced for investors of $10.1 million. Loan servicing fees for the year ended December 31, 2005 were $489,000, which was $169,000 or 25.7% less than loan servicing fees of $658,000 for the year ended December 31, 2004. The average servicing portfolio for agricultural loans decreased by $2.3 million from an average portfolio of $12.4 million in 2004 compared to an average portfolio of agricultural loans serviced in 2005 of $10.1 million.

Abstract and title fees decreased from $350,000 for the year ended December 31, 2005 to $313,000 for the year ended December 31, 2006. The 10.6% decrease of $37,000 was due to a reduced volume of business in 2006 due to a decrease in property transfers and loan originations within the market area of Edgar County. Abstract and title fees increased by $15,000 or 4.5% from $335,000 for the year ended December 31, 2004, to $350,000 for the year ended December 31, 2005. This increase was a result of an increase in commissions earned on title insurance policies issued.

The increase in cash surrender value of life insurance was $215,000 for the year ended December 31, 2006 compared to $177,000 for the year ended December 31, 2005, an increase of $38,000 or 21.8%. This increase was primarily a result of an increase in the interest rates on the related bank owned life insurance policies. The increase in cash surrender value of life insurance was constant from the 2004 to 2005 at $177,000.

Other income increased by $53,000, or 50.1%, from $106,000 for the year ended December 31, 2005 to $159,000 for the year ended December 31, 2006. This increase was primarily due to increased trust income in 2006, and increases in ATM fees, lock box fees, and dividends from the unconsolidated subsidiary FBTC Statutory Trust I. Other income for the year 2004 totaled $123,000 which compared to the 2005 total of $106,000, was a $17,000 decrease. The reduction in 2005 other income was primarily due to a loss on the disposition of fixed assets associated with the exchange of property with the City of Paris for the main office site.

Noninterest Expense

Total noninterest expense for the year ended December 31, 2006 was $9.8 million compared to $8.9 million for the year ended December 31, 2005, an increase of 851,000 or 9.53%. The increase was primarily due to increases in salaries and benefits expense, net occupancy expense, equipment expense, and data processing fees, partially offset by reductions in marketing expense and amortization of loan servicing rights.

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

Salaries and employee benefits expense increased by $426,000 or 9.2% from $4.6 million for the year ended December 31, 2005 to $5.1 million for the year ended December 31, 2006. The $426,000 increase was primarily due to increases in salaries and employment taxes expenses, incentive plan expense, health insurance expense, and director fees, partially offset by a decrease in Employee Stock Ownership Plan ("ESOP") expense. As of December 31, 2006, the Company payroll included 90 full-time employees and 25 part-time positions. Salaries expense increased by $243,000, and related employment tax expense increased by $17,000 from 2005 to 2006 due to the full year effect of the employees acquired with the acquisition of Rantoul First Bank in October, 2005. Furthermore, a new branch location opened at Martinsville, Illinois, in May, 2006, and a second Rantoul location was in operation in December, 2006 resulting from the acquisition of deposits from another area bank. The Martinsville location added three full-time and one part-time employees to the Company roster, while the second Rantoul location was primarily manned by the redeployment of existing Rantoul personnel to the new location. During 2006, several positions were reassigned or eliminated as a result of an internal evaluation of human resources. A new agricultural specialty lender begins employment in January, 2007 to fill a job vacancy, and plans for 2007 include the possibility of adding another specialty lender with commercial experience in the Champaign County region. Health insurance expense increased by $88,000 as a result of a 14% premium increase as well as the addition of the Rantoul employees with health insurance benefits in the Company plan for the entire year. Incentive plan expense increased as a result of accruals related to shares of Company stock awarded in December, 2005 to members of the Board of Directors and management which will vest according to a defined schedule based on meeting defined financial performance goals over the next five year period. ESOP expense decreased by $25,000 in comparing 2006 to 2005 due to the decrease of the average stock price. The monthly expense for the ESOP is determined by the average share price in the open market for the month, and, as the monthly average share price increases or decreases, the ESOP expense increases or decreases accordingly. Director fees increased by $16,000 primarily due to an additional director at the Corporate level.

Salaries and employee benefits expense remained relatively stable in 2005 at $4.6 million. Director fees increased by $18,000 from $197,000 in 2004 compared to $214,000 in 2005, due to the addition of a new director as a result of the Rantoul acquisition, and a change in the composition of director committees. Salaries and wages for 2005 were $3.1 million which was only a $21,000 increase over the 2004 total salaries and wages of $3.1 million. As of December 31, 2005, the Company payroll included 93 full-time positions and 16 part-time positions. This included 9 full-time employees and 1 part-time employee acquired as part of the purchase of Rantoul First Bank. FICA tax expense and ESOP expense each had a slight increase for the year, while the Company contributions to the Voluntary Benefit Welfare Association ("VEBA") trust, which provides health insurance and other insurance benefits, experienced a slight deduction for 2005 when compared to 2004.

Net occupancy expenses for the year ended December 31, 2006 increased by $248,000 from $438,000 for the year ended December 31, 2005 to $686,000 for the year ended December 31, 2006. This increase can be attributed to an increase in real estate taxes for the Savoy branch, additional occupancy expenses associated with the addition of the Rantoul and Martinsville locations, as well as the expansion of the Paris facility, and additional building rent expense in 2006. In late 2005, the Company completed a property exchange to acquire the adjoining property to the current Operations Center for the building currently housing the main office of the Bank in Paris, Illinois. This exchange of property provided the area needed for the expansion and renovation to convert the Operations Center into the new main bank office in Paris, Illinois. As part of the agreement, the Company leased the building which formerly housed the main office until completion of the construction project in early third quarter of 2006. The move to the new facility was substantially completed at the end of July, 2006.

Equipment expense for the year ended December 31, 2006 increased by $223,000 from $832,000 for the year ended December 31, 2005 to $1.1 million for the year ended December 31, 2006. This increase is primarily due to increases in software licenses and software amortization expense, increases in ATM expenses, and an increase in depreciation expense. Software licenses and software amortization expenses increased by $107,000 from $81,000 for 2005 to $188,000 for 2006. The largest component of this increase was $41,000 for one-time licensing fees for the core processing system associated with the additional sites and terminals on the system. Other contributing factors to this increase included software usage fees associated with loan processing systems, software maintenance fees for compliance disclosure programs, amortization of profitability software and network interface software. ATM expense and ATM depreciation expense increased by $68,000 from $129,000 for 2005 to $197,000 for the year 2006 primarily due to the placement of additional ATM's at several Murphy USA gas stations in central Illinois. Data processing expense increased by $128,000 from $487,000 for the year ended December 31, 2005 to $615,000 for the year ended December 31, 2006 primarily due to volume increases in number of accounts on the system as well as number of locations and terminals using the data processing system.

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

Occupancy and equipment expenses should both increase in 2007, as the occupancy expenses associated with the new Paris facility will include the full year. Conversely, the elimination of occupancy expenses associated with the two former facilities should somewhat offset the increase. Also utilities expense is expected to increase significantly in 2007 with the deregulation of electricity rates in the State of Illinois.

Professional fees for the year ended December 31, 2006 decreased slightly from $460,000 for the year ended December 31, 2005 to $456,000 for the year ended December 31, 2006. In 2006, services with an investor relations firm were discontinued, and this savings somewhat offset the additional expenses associated with preparations for SOX 404 compliance. Professional fees for the year ended December 31, 2005 were $460,000 compared to $481,000 of professional fees for the year ended December 31, 2004, a slight decrease of $21,000. The primary cause for the decrease was a reduction in consulting expenses incurred with the investor relations firm retained by the Company. Fees incurred for the investor relations firm in 2005 totaled $73,000 compared to $92,000 for the year 2004. Professional fees for 2007 are expected to rise, as the implementation of SOX 404 requirements continue.

Marketing expense decreased by $92,000 from $334,000 for the year ended December 31, 2005 to $242,000 for the year ended December 31, 2006, a 27.5% decrease. Promotions were held during 2006 to announce the opening of the Martinsville branch and the relocation of the main facility. Promotions and an advertising campaign in 2005 were used to introduce the Bank name to the Rantoul community after the acquisition of Rantoul First Bank. Marketing expense decreased by $9,000 from $343,000 for the year ended December 31, 2004, to $334,000 for the year ended December 31, 2005, a 2.6% decrease.

Amortization of loan servicing rights was $242,000 for the year ended December 31, 2006 compared to $487,000 for the year ended December 31, 2005, a decrease of $244,000. This reduction is primarily due to a decline in amortization from agricultural loan servicing rights from $215,000 for 2005 compared to $23,000 for 2006. This is primarily a result of the reduction of the agricultural servicing portfolio, as no agricultural loans have been sold in the secondary market since 2003. Amortization of loan servicing rights was $487,000 for the year ended December 31, 2005, compared to $630,000 for the year ended December 31, 2004, a reduction of $143,000. The reduction in amortization was again primarily due to a reduction in amortization of loan servicing rights on agricultural loans serviced for others. Amortization on agricultural loan servicing rights declined from $319,000 for 2004 to $215,000 for 2005. The remainder of the decrease relates to the loan servicing rights on the 1-to-4 family residential loan servicing portfolio. Amortization on the residential loan servicing rights declined to $271,000 for 2005 from $311,000 for 2004. As the rate of loan repayment has slowed, the amount of accelerated amortization has also been reduced, and the expected life of the servicing rights lengthens.

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

Other expenses were stable at $1.1 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Other expenses increased by $154,000 from $905,000 for the year ended December 31, 2004, to $1.1 million for the year ended December 31, 2005, an increase of 17.0%. The increase was primarily attributable to a loss on premises and equipment, increased amortization of core deposit intangibles, increased bank fees from Federal Reserve Bank, and an increase in supervisory fees from the State of Illinois. A loss was recognized in 2005 of $62,000 relating to the main bank facility which was part of a property exchange at year end. Amortization of core intangible assets increased by $30,000 for 2005 over 2004, as amortization began on the core intangible assets from the Rantoul acquisition. Fees assessed by the Federal Reserve Bank for 2005 increased by $34,000 over 2004 as more services were utilized in 2005 including image delivery of both incoming and outgoing cash letters. The increase in fees assessed from supervision from the Bank's primary regulator, the State of Illinois, of $15,000 was primarily due to the expenses associated with examination by this agency, which occurs approximately every three years.

Income Tax Expense

Total income tax expense for the year ended December 31, 2006 was $239,000 compared to $313,000 for the year ended December 31, 2005, a decrease of $74,000. The decease occurred as a result of reduced taxable income in 2006 of $1.4 million compared to taxable income in 2005 of $1.6 million. Total income tax expense for 2005 was $313,000, compared to $539,000 for 2004, a decrease of $226,000. The decrease of $226,000 is attributable to lower taxable income of $1.6 million in 2005 compared to $1.8 million in 2004 and an increase in permanent tax differences related to tax exempt interest.

FINANCIAL CONDITION

Total assets of the Company increased by $37.2 million or 13.6% to $311.1 million at December 31, 2006, from $273.9 million at December 31, 2005. The growth in total assets was due primarily due to a $16.3 million increase in cash and cash equivalents, a $28.6 million increase in loans, net of allowance for loan losses, and a $4.6 million increase in premises and equipment, partially offset by a decrease of $11.9 million in available-for-sale securities and a decrease in Federal Home Loan Bank stock of $2.9 million. The overall increase in total assets was funded primarily deposit growth.

The Company's cash and cash equivalents increased by $16.3 million, from $12.4 million at December 31, 2005, to $28.8 million at December 31, 2006. Interest-bearing demand deposits with banks increased by $10.5 million from $5.1 million at December 31, 2005, to $15.6 million at December 31, 2006. Cash and due from banks increased by $5.9 million from $7.3 million at December 31, 2005, to $13.2 million at December 31, 2006. Cash and cash equivalents were at a high level at December 31, 2006 in anticipation of the mid-January maturity of a brokered certificate of deposit of $17.8 million.

Investment securities available for sale totaled $64.5 million at December 31, 2006, compared to $76.4 million at December 31, 2005, a decrease of $11.9 million. The decrease resulted from $18.2 million generated by calls, maturities, and pre-payments, $996,000 generated by sales proceeds, and amortization of premiums of $49,000, offset by $7.3 million in available-for-sale investment purchases, primarily in mortgage-backed securities, municipal bonds, and Federal Home Loan Bank ("FHLB") bonds. The decrease in securities available-for-sale was used primarily to fund loan growth.

Investment securities held-to-maturity totaled $4.8 million at December 31, 2006, compared to $3.4 million at December 31, 2005. The $1.3 million increase was due to an investment purchase of held to maturity securities of $1.8 million, partially offset by repayments received on securities in 2006 of $544,000. The Company has the positive intent and ability to hold these securities until maturity.

Loans held for sale, net of unrealized loss, increased by $194,000 from $642,000 at December 31, 2005, to $836,000 at December 31, 2006. Loans for sale at December 31, 2006, consisted entirely of one-to-four family residential loans, which were in the process of being sold into the secondary market to the Federal Home Loan Mortgage Corporation and Illinois Housing Development Authority. The allowance for unrealized loss of $3,000 at December 31, 2006, pertained to the market value differential on one loan to be sold to Federal Home Loan Mortgage Corporation.

The Company's net loan portfolio increased by $28.5 million or 18.2%, from $156.9 million at December 31, 2005, to $185.4 million at December 31, 2006. Gross loans increased by $28.1 million, and the allowance for loan loss decreased by $440,000. The growth was primarily from one-to-four family residential loans, which increased by $14.9 million, and agricultural loans, which grew by $9.6 million in 2006. One-to-four family residential loans grew by $14.9 million from $51.8 million at December 31, 2005, to $66.7 million at December 31, 2006. Of the $36.8 million in portfolio originations on one-to-four residential properties during 2006, $24.6 million were originated in the Champaign County area, predominately by the Savoy branch. Home equity lines of credit increased by $725,000 from $5.7 million at December 31, 2005, to $6.4 million at December 31, 2006. Multi-family residential loans increased by $2.7 million from $695,000 at December 31, 2005 to $3.4 million at December 31, 2006, as a result of $2.8 million in new originations. Expectations are that, in 2007, the Savoy branch will continue to originate a significant number of residential real estate loans.

Agricultural loans increased by $9.6 million during 2006, which included both farmland and agricultural production loans. Farmland loans in the loan portfolio at December 31, 2006 totaled $27.0 million compared to $20.9 million at December 31, 2005, an increase of $6.1 million, and agricultural production loans increased by $3.5 million from $18.9 million at December 31, 2006 compared to $15.4 million at December 31, 2005. New originations of farmland loans during 2006 totaled $8.0 million and were primarily generated in the market areas of Edgar and Clark Counties in Illinois. Agricultural production loans originated during 2006 totaled $14.6 million and were generated in Edgar and Clark Counties as well as northern Champaign County in Illinois. Agricultural production loans are typically secured by crops, inventory, livestock and farm equipment.

Commercial real estate loans increased by $507,000 from $33.2 million at December 31, 2005, to $33.7 million at December 31, 2006. Commercial real estate loan originations for 2006 totaled $9.5 million, of which approximately $5.0 million in commercial real estate loans were originated by the Savoy branch. Commercial and industrial loans at December 31, 2006 totaled $7.4 million, compared to $7.9 million at December 31, 2005, a $526,000 decrease. New originations during 2006 totaled $4.7 million, which were evenly distributed between all branches.

Consumer loans increased by $1.1 million from a balance of $26.4 million at December 31, 2005 to $27.5 million at December 31, 2006. Vehicle loans increased by $488,000, consumer finance loans increased by $72,000, share loans, or loans secured by deposits, increased by $304,000, and other consumer loans increased by $326,000 while consumer finance loans remained stable with only a $5,000 increase. New originations of consumer loans during 2006 totaled $19.9 million, of which $14.0 were loans secured by new and used vehicles.

At December 31, 2006, the allowance for loan losses was $2.2 million or 1.18% of the total loan portfolio compared to $2.7 million or 1.67% at December 31, 2005. The Company's net chargeoffs were $670,000 for 2006 compared to $348,000 for 2005. Delinquent loans overdue by 90 days or more totaled $1.3 million or 0.70% of total loans at December 31, 2006, compared to $1.4 million or 0.88% of total loans at December 31, 2005. The Company's non-performing loans, which include loans delinquent 90 days or more and troubled debt restructurings, were $1.8 million or 0.98% of total loans at December 31, 2006, compared to $1.5 million or 0.95% of total loans at December 31, 2005. Non-performing loans at December 31, 2006 included $176,000 of one-to-four family residential loans, $546,000 of commercial real estate loans pertaining to two borrowers, $223,000 of commercial and industrial loans pertaining to three borrowers, $246,000 in three agricultural production loans, and $78,000 in multiple vehicle loans. Non-performing assets, which include non-performing loans and foreclosed assets totaled $2.2 million at December 31, 2006, compared to $1.8 million at December 31, 2005. Troubled debt restructurings are loans which are modified due to the borrower's financial difficulties, to terms which the Bank might not have otherwise considered. Once these loans are restructured, they continue to be monitored until they have performed according to the terms of the modification for at least one year with no late payments. At December 31, 2006, troubled debt restructurings totaled $532,000, compared to $94,000 at December 31, 2005. One loan totaling $74,000, which was included in the troubled debt restructurings at December 31, 2005, performed according to terms for one year without any late payments, and, as a result, has been eliminated from the troubled debt restructurings for 2006. One loan for $532,000 was added to nonperforming loans in 2006. Nonperforming assets and troubled debt restructurings as a percentage of total assets increased from 0.65% at December 31, 2005, to 0.71% at December 31, 2006. The Company's troubled debt restructurings at December 31, 2006 consisted of a restructured farmland commercial real estate loan and a restructured commercial loan secured by business assets and a personal residence. The Company will continue to monitor changes in the composition of the loan portfolio due to loan growth in Savoy to ensure that the allowance is adequate. Management reviews the adequacy of the allowance for loan losses quarterly, and believes that its allowance is adequate; however, the Company cannot assure that future chargeoffs and/or provisions will not be necessary.

Premises and equipment for December 31, 2006 was $11.0 million, a $4.6 million or 72.5% increase from the December 31, 2005 total of $6.4 million. Purchases of premises and equipment for 2006 totaled $5.3 million, of which $3.7 million was related to the building expansion and renovation of the former Operations Center located in Paris which resulted in an enlarged facility housing the main office of the Bank. In late July, the Bank moved into the new facility. Other disbursements for furniture and fixtures, signage, phone system, and security systems for the new facility in 2006 totaled $1.2 million. Assets totaling $240,000 relating to the existing building were removed during the construction, resulting in a loss on disposal of $91,000. In May, 2006, the Company also completed construction on a branch building located in Martinsville, Illinois. Disbursements related to this building project during 2006 total $287,000. Depreciation of premises and equipment for 2006 increased by $239,000 from $413,000 for the year ended December 31, 2005, to $652,000 for the year ended December 31, 2006.

Federal Home Loan Bank stock decreased $2.9 million from $6.6 million at December 31, 2005, to $3.7 million at December 31, 2006. This 43.3% reduction was a result of the redemption of $1.9 million in stock by the Federal Home Loan Bank in June, and a second redemption of $975,000 in mid-December, 2006.

Foreclosed assets held for sale, net, at December 31, 2006 totaled $366,000 compared to $267,000 at December 31, 2005. Foreclosed assets at December 31, 2006 included ten real estate properties totaling $299,000 and other repossessed assets, primarily vehicles, totaling $67,000. The real estate properties contained in foreclosed assets include four residential properties, four commercial properties, and two vacant lots. Foreclosed assets are carried at lower of cost or net realizable value.

Interest receivable at December 31, 2006 totaled $2.9 million, compared to the December 31, 2005 total of $2.42 million. The $504,000 increase is attributable to the $28.6 million increase in loans, net of allowance for loan losses, from December 31, 2005 to December 31, 2006.

Loan servicing rights decreased $111,000 from $462,000 at December 31, 2005, to $351,000 at December 31, 2006. The decrease was due to amortization of loan servicing rights, offset by newly capitalized assets. Capitalized servicing assets for 2006 were $131,000 compared to $168,000 for 2005, while total loans sold in the secondary market in 2006 were $15.3 million compared to $15.1 million during 2005. An independent valuation of servicing assets is obtained quarterly to establish the market value of the assets using current prepayment assumptions. As prepayment speeds slow due to rising interest rates, the remaining life of the servicing asset increases, which in turn will increase the market value of the servicing assets. Amortization of servicing rights amounted to $242,000 in 2006 compared to $487,000 in 2005. The original amount capitalized is recognized as a gain and is included as gain on sale of loans in the income statement. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

Cash surrender value of life insurance increased from $4.8 million at December 31, 2005, to $5.0 million at December 31, 2006. The increase of $182,000 was due to the net increase in the cash surrender value.

Goodwill of $541,000 at December 31, 2006 and December 31, 2005 is related to the purchase of Rantoul First Bank in October, 2005. The excess of the purchase price paid over the fair market value of the individual assets and liabilities acquired as part of the purchase is considered goodwill. Goodwill is not subject to amortization, and is tested annually for impairment. Core deposit intangible assets at December 31, 2006 totaled $764,000 compared to $484,000 at December 31, 2005, an increase of $280,000. The increase in core deposit intangibles resulted from the acquisition of deposits from $13.1 million in deposits from CIB Marine Bancshares, Inc. in early December, 2006. Amortization on the core deposits intangible assets for 2006 was $69,000 compared to $42,000 for 2005.

Other assets decreased from $658,000 at December 31, 2005, to $487,000 at December 31, 2006, a decrease of $171,000. The decrease was primarily due to a reduction in prepaid expenses.

The Company's total deposits increased from $194.0 million at December 31, 2005, to $242.6 million at December 31, 2006, an increase of $48.6 million or 25.1%. The increase in total deposits was due to a $3.5 million increase in demand deposits, and a $53.6 million increase in certificates of deposit, offset by an $8.5 million decrease in savings, NOW and money market accounts. Deposits acquired from CIB Marine Bancshares, Inc. in December, 2006 totaled $13.1 million, which included $419,000 in demand deposits, $2.6 million in savings, NOW and money market accounts, and $10.1 million in certificates of deposits. The Company issued three brokered certificates of deposit for a total of $27.8 million outstanding at December 31, 2006. The brokered certificates of deposit were used as a temporary funding source of funds, and are short term in nature. Two certificates totaling $22.8 million were issued with terms of six months, of which one certificate for $17.8 million will mature in mid-January, 2007, and the other certificate for $5.0 million will mature in March, 2007. The remaining $4.9 million brokered certificate of deposit was issued in December, 2006 for a forty-two month term maturing in June, 2010, with a call provision at June, 2007. Net deposit growth generated from the Savoy branch totaled $6.5 million, from $20.1 million at December 31, 2005, to $26.5 million at December 31, 2006.

Demand or non-interest bearing accounts have increased by $3.5 million from $21.5 million at December 31, 2005, to $25.0 at December 31, 2006, a 16.3%
increase. Consumer demand checking accounts increased by $3.0 million from $14.6 million at December 31, 2005, to $17.6 million at December 31, 2006. Consumer demand deposits acquired from CIB Marine Bancshares, Inc. in early December, 2006 totaled $203,000. One of the primary sources of the consumer demand deposit growth was in the "First Preferred" checking product which is a basic no-fee, no-frills type checking account. This product experienced growth of $1.0 million from $7.9 million at December 31, 2005 to $8.9 million at December 31, 2006. "Safety-Net Checking" is another checking account product which offers a fixed amount of overdraft protection, usually up to $500. Safety-net checking accounts numbered 2,410 for a total balance of $4.0 million at December 31, 2006, compared to 2,145 accounts totaling $3.1 million at December 31, 2005, an increase of $910,000. A new product introduced in 2004 was "Student Checking" which targets college students. This new product, for students aged 18-23, offers a checking product with no service charges or minimum balance requirements. The account offers an option of adding a $100 "Safety-Net" for overdraft protection, free debit card, and online banking. At December 31, 2006, 281 Student Checking accounts were in existence with a total balance of $166,000, compared to 208 Student Checking accounts with a total balance of $71,000 at December 31, 2005. Business demand accounts increased by $492,000 from $7.0 million at December 31, 2005, to $7.5 million at December 31, 2006. The business product line was expanded in 2004 to offer a variety of products to meet the needs of different types of businesses. Different products have been tailored for the small business owner, non-corporate and non-profit organizations, and for commercial businesses. All of the new business products can have an additional feature called "e-business" added to the accounts, which allows for funds management between accounts. The deposits acquired from CIB Marine Bancshares, Inc. included twenty-seven business demand accounts totaling $215,000. At December 31, 2006, business accounts numbered 407 compared to 330 accounts at December 31, 2005.

Savings, NOW, and money market accounts decreased by $8.5 million from $66.3 million at December 31, 2005, to $57.8 million at December 31, 2006. Investor Checking, still the largest component of NOW account deposits, totaled $17.7 million at December 31, 2006, compared to $21.6 million at December 31, 2005, a decrease of $3.9 million. Investor Checking was originally introduced several years ago as a consumer product with comparable rates to money market accounts without withdrawal restrictions, although more recently rates have been realigned to more resemble a NOW account rather than a money market. The weighted average interest rate for investor checking at December 31, 2006, was

1.07% compared to the weighted average interest rate of 3.36% for consumer money market accounts at December 31, 2006. At December 31, 2005, the weighted average rate of interest for investor checking was 1.05% compared to a weighted average rate of interest for money market accounts of 2.90% at December 31, 2005. As a result of the larger interest rate spread in the two products, many interest sensitive customers have converted their investor checking accounts to the money market product, or, as an alternative, have opted to invest funds in higher-yielding certificates of deposit. Consumer money market accounts have grown by $1.6 million, from $13.3 million at December 31, 2005, to $14.8 million at December 31, 2006. Business money market accounts have declined by $7.4 million, from $10.4 million at December 31, 2005, to $3.0 million at December 31, 2005. This decline was primarily due to the withdrawal of a public entity of bond issue proceeds of $6.4 million. The number of business money market accounts has remained stable, from 41 accounts at December 31, 2005, to 42 accounts at December 31, 2006. The average rate of interest for business money market accounts has increased slightly from 1.30% from December 31, 2005, to 1.60% at December 31, 2006.

When the acquired deposit accounts from CIB Marine Bancshares were converted to Bank products, a new money market product was created to accommodate account holders with an indexed money market account. The rate of this new money market product is priced to be competitive with money funds and can adjust weekly. Interest rates are tiered; however, there is no minimum balance to earn interest. This product is targeting large balance account holders who desire liquidity. The account does have the withdrawal restrictions of normal money market accounts. At December 31, 2006, there were 29 accounts totaling $1.7 million. Plans are to promote this product within the Company's market areas in 2007.

Other NOW accounts increased slightly by $234,000 from $9.0 million at December 31, 2005, to $9.2 million at December 31, 2006. Savings accounts have decreased from $12.2 million at December 31, 2005, to $11.4 million at December 31, 2006, a decrease of $747,000. Signature savings accounts, a traditional savings product, decreased by $334,000 from $9.6 million at December 31, 2005, to $9.2 million at December 31, 2006. The number of signature savings accounts also declined from 3,559 at December 31, 2005 to 3,351 at December 31, 2006. "Pay Yourself First" savings accounts are structured to pay interest on a tiered basis and require an automatic transfer from a bank checking account at least monthly. While the Pay Yourself First savings dollar totals have declined from $1.9 million at December 31, 2005 to $1.6 million in deposits at December 31, 2006, the number of accounts has increased. At December 31, 2005, Pay Yourself First savings accounts numbered 744 compared to 859 accounts at December 31, 2006. This account is being re-evaluated in 2007 to modify terms in an attempt to attract core deposits.

Certificates of deposit (CDs) have increased by $53.6 million from $106.1 million at December 31, 2005, to $159.7 million at December 31, 2006, a 50.5% increase. Certificates of deposit acquired from CIB Marine Bancshares, Inc. in early December, 2006 numbered 478 and totaled $10.1 million. Outstanding at December, 2006 are three brokered certificates of deposit issued by the Bank totaling $27.8 million. The largest certificate of $17.8 million will mature in mid-January, 2007, and plans are to retire this certificate with the accumulated funds currently held in interest-bearing demand deposits. Promotional specials held during 2006 featured short-term certificates of deposit at competitive rates, most often a five month, eleven month, or twenty-one month term. "CD Specials" were featured during the Martinsville branch grand opening as well as during the open house for the move into the new main facility. The five month CD product increased by $8.4 million from $6.1 million at December 31, 2005 to $14.5 million at December 31, 2006. The eleven month CD product increased by $21.0 million from $24.4 million at December 31, 2005 to $45.4 million at December 31, 2006. The twenty-one month CD product declined by $7.8 million from $19.1 million at December 31, 2005 to $11.3 million at December 31, 2006, as many depositors preferred the shorter term specials. The CD growth occurred in all branches during 2006, although the Savoy branch generated $6.2 million in growth in CDs, and Paris generated $4.4 million in branch deposits. Rantoul grew by $2.5 million in CDs in addition to the $10.1 million in CDs acquired from CIB Marine Bancshares. CD specials in effect at December 31, 2006 included a five-month CD at 5.17% with an annual percentage yield of 5.25%), an eleven-month CD at 5.24% with an annual percentage yield of 5.34%, and a twenty-one month CD at 4.60% with annual percentage yield of 4.68%.

There were no federal funds purchased at December 31, 2006 compared to $2.5 million at December 31, 2005. Federal funds are typically used to provide short-term funds. Federal Home Loan Bank advances at December 31, 2006 were $32.8 million, a decrease of $10.4 million from the December 31, 2005 balance of $43.2 million. During 2006, maturing advances totaled $8.4 million, another $9.0 million in convertible advances were called. The remaining $22.5 million repayments on FHLB advances were applied against the line of credit. In September, 2006, the Company converted $14.0 million from the open line of credit to a fixed term convertible advance, with a rate of 4.12 percent, and a lock out period of one year. At December 31, 2006, borrowings consisted of $32.8 million in long-term, fixed-rate advances, of which $25.5 million are fixed-rate convertible advances. Convertible advances have specific lock-out periods, usually one to three years, after which the Federal Home Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment. At December 31, 2006, $11.5 million in convertible advances were past the lock-out period, and are subject to possible call on a quarterly basis. At December 31, 2006, the average rate on all Federal Home Loan Bank advances was 4.20% compared to 4.02% at December 31, 2005.

Junior subordinated debentures remained $6.2 million at December 31, 2006 and 2005. Capital securities of $6.0 million were issued June 15, 2005, by a statutory business trust, FBTC Statutory Trust I. The Company owns 100% of the common equity of the trust, which is a wholly-owned subsidiary of the Company. The $6.0 million in proceeds from the trust preferred issuance and an additional $186,000 for the Company's investment in the common equity of the Trust, a total of $6,186,000, was invested in the junior subordinated debentures of the Company. As required by FIN 46R, the Company has not consolidated the investment in the Trust. The trust was formed with the purpose of issuing trust preferred securities and investing the proceeds from the sale of such trust preferred securities in the debentures. The debentures held by the trust are the sole assets of the trust. Distributions of the trust preferred securities are payable at a variable rate of interest, which is equal to the interest rate being earned by the trust on the debentures, and are recorded as interest expense by the Company. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures.

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

Interest payable increased by $684,000 from the December 31, 2005 balance of $245,000 to $929,000 at December 31, 2006. The increase in interest payable was due to an increase in accrued interest on deposits, partially offset by a decrease in accrued interest on borrowings. Accrued interest on deposits increased by $712,000 partially due to the large increase in certificates of deposit. Additionally, the five month CD product promoted during 2006 accrues interest during the entire term, and pays out at maturity. At December 31, 2006, certificates of deposit with a five-month term totaled $14.5 million. Accrued interest on brokered certificates of deposit of $27.8 million at December 31, 2006 totaled $526,000. This interest will be paid out upon maturity of the underlying certificates of deposit. Accrued interest on borrowings decreased by $28,000 due to a decrease in the amount of borrowed funds, which was partially offset by an increase in interest rates.

Pass through payments received on loans sold increased by $48,000 from $75,000 at December 31, 2005 to $122,000 at December 31, 2006. Pass through payments received on loans sold represents payments received loans which are sold but are serviced by the Company, that have not been remitted to the investor. Advances from borrowers for taxes and insurance decreased by $41,000 from $189,000 at December 31, 2005 to $148,000 at December 31, 2006. Other liabilities slightly increased by $36,000 from $1.4 million at December 31, 2005 to $1.6 million at December 31, 2006.

Stockholders' equity at December 31, 2006 was $26.7 million compared to $26.0 million at December 31, 2005, an increase of $610,000. This increase was primarily a result of an increase in retained earnings and reductions in the unearned employee stock ownership plan shares and unearned incentive plan shares, partially offset by decreases in paid in capital and additional purchases of treasury stock. Retained earnings increased by $631,000 primarily due to net income of $1.1 million offset by dividends declared and paid of $543,000. The change of $176,000 in unallocated employee stock ownership plan shares was due to the allocation of 30,408 shares to plan participants. The Company reclassified $589,000 or 71,422 unearned incentive plan shares as of January 1, 2006 accordance with SFAS No. 123(R). The remaining increase of $408,000 in additional paid-in capital was primarily due to the current year allocations of employee stock ownership shares and incentive plan shares. Treasury stock increased by $591,000 from the purchase of 58,750 treasury shares during 2006, partially offset by the issuance of shares from treasury stock for the exercise of options for 10,000 shares of stock. All repurchased shares are held as treasury shares to be used for general corporate purposes.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2006 and 2005. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

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

Loan Servicing Rights - Loan servicing rights ("LSR") associated with loans originated and sold, where servicing is retained, are capitalized and included in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for LSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of LSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds, and the payment performance of the underlying loans. The carrying value of the LSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and a corresponding charge to the income statement.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2006, the total amount of certificates scheduled to mature in the following 12 months was $127.1 million.

The following table presents additional information about our contractual obligations as of December 31, 2006, which by their terms, have contractual maturity and termination dates subsequent to December 31, 2006 (dollars in thousands):

                                          Next 12    13-36     37-60    More than
                                          Months     Months    Months   60 Months    Totals
                                         --------   -------   -------   ---------   --------
CONTRACTUAL OBLIGATIONS:
   Certificates of deposit               $127,126   $20,912   $11,041    $   648    $159,727
   Federal Home Loan Bank advances             --     3,800    15,000     14,000      32,800
   Junior subordinated debt                    --        --        --      6,186       6,186
   Minimum operating lease commitments        397       274        14         --         685
                                         --------   -------   -------    -------    --------
      Totals                             $127,523   $24,986   $26,055    $20,834    $199,398
                                         ========   =======   =======    =======    ========

Lease info is in separate worksheet

The Company's purchase obligations have no material impact on its cash flow or liquidity, and accordingly, have not been included in the above table.

At December 31, 2006, the Company had outstanding commitments to originate loans of $5.7 million. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $3.9 million, with the remainder at floating market rates. In addition, the Company had outstanding unused lines of credit to borrowers aggregating $7.9 million for commercial lines, and $4.6 million for consumer lines of credit, which includes $577,000 in unused letters of credit. The Company also had an outstanding commitment to purchase $3.3 million of federally guaranteed agricultural loans secured by farmland and farm equipment.

The following table presents additional information about our unfunded commitments as of December 31, 2006, which by their terms have contractual maturity dates subsequent to December 31, 2006 (dollars in thousands):

                        Next 12    13-36    37-60   More than
                         Months   Months   Months   60 Months    Totals
                        -------   ------   ------   ---------   -------
UNFUNDED COMMITMENTS:
   Lines of credit       $8,338    $667     $335      $3,132    $12,472
                         ======    ====     ====      ======    =======

Changed to above to match footnote.

                        Next 12    13-36    37-60   More than
                         Months   Months   Months   60 Months    Totals
                        -------   ------   ------   ---------   --------
UNFUNDED COMMITMENTS:
   Letters of credit    $  577     $ --     $ --      $   --     $   577
   Lines of credit       8,290      138      335       3,131      11,894
                        ------     ----     ----      ------     -------
      Totals            $8,867     $138     $335      $3,131     $12,471
                        ======     ====     ====      ======     =======

The Company believes that it has adequate resources to fund all of its commitments. The Company's most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Company's operating, financing, lending and investing activities during any given period. The level of cash and cash equivalents at December 31, 2006 was $28.8 million. The Company's future short-term requirements for cash are not expected to significantly change. However, in the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available, such as Federal Home Loan Bank advances. With sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company's cash and cash equivalents ("cash") increased by $16.3 million in 2006 and by $3.3 million in 2005 and decreased by $1.2 million in 2004.

Cash increased in 2006 due to net cash provided by financing activities of $34.3 million and net cash provided by operating activities of $3.0 million, offset by $20.9 million net cash used in investing activities. Cash provided by operating activities included net income of $1.1 million, plus non cash adjustments to income including the proceeds of $15.3 million from the sales of loans originated for sale into the secondary market, and offset by $15.4 million in loans originated for sale, depreciation and amortization of $652,000, the provision for loan losses of $230,000, amortization of loan servicing rights of $242,000, compensation expense related to ESOP and incentive plan, the change in interest payable, partially offset by the net change in interest receivable of $504,000.

Net cash used in investing activities during 2006 included net originations of loans of $29.2 million, purchases of available for sale securities of $7.3 million, purchases of held to maturity securities of $1.9 million, and purchases of premises and equipment of $5.3 million. Net cash provided in investing activities included proceeds from the maturities of available for sale securities of $18.2 million, proceeds from the maturities of held to maturity securities of $544,000, proceeds from the redemption of Federal Home Loan Bank stock of $2.9 million, and proceeds from the sales of available for sale securities of $996,000. Net cash provided by financing activities included the net increase in certificates of deposit of $53.6 million, and proceeds from Federal Home Loan Bank advances of $29.5 million, partially offset by a net decrease in demand deposits, money market, NOW and savings accounts,

$39.9 million in repayment of Federal Home Loan Bank advances, $684,000 for the purchase of treasury stock, and $543,000 for the payment of dividends.

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

Net cash used in investing activities in 2005 included net originations in loans of $25.7 million, purchases of available-for-sale securities of $9.3 million, $2.3 million in net cash paid for the purchase of Rantoul First Bank (net of cash received), and $2.7 million for purchases of premises and equipment. Net cash provided in investing activities included $23.6 million in proceeds from maturities of available-for-sale securities and $1.4 million in proceeds from maturities of held-to-maturity securities. Net cash provided by financing activities included $9.0 million net increase in certificates of deposit, $6.2 million in proceeds from the issuance of junior subordinated debentures, and $2.0 million proceeds from Federal Home Loan Bank advances, partially offset by a net decrease in demand deposits, money market, NOW and savings accounts, purchases of $1.6 million of treasury stock, and dividends paid of $582,000.

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

Net cash used in investing activities in 2004 included $30.2 million in purchases of available-for-sale and held-to-maturity securities, net originations of loans of $12.0 million, and the purchase of premises and equipment of $670,000, offset by proceeds from maturities of available-for-sale and held-to-maturity securities of $34.7 million, proceeds from sales of foreclosed assets of $357,000, and proceeds from sales of available-for-sale securities of $514,000. Cash provided by financing activities included an increase in certificates of deposits of $2.2 million, an increase in federal funds purchased of $2.0 million, and $5.0 million in proceeds for the issuance of Federal Home Loan Bank advances, offset by dividends paid of $575,000, a net decrease in demand deposits, money market, NOW and savings accounts of $5.8 million, and a net decrease of $202,000 in pass through payments received on loans sold.

The Bank is required to maintain regulatory capital sufficient to meet tier I leverage, tier I risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At December 31, 2006, the Bank exceeded each of its capital requirements with ratios of 10.4%, 15.9% and 17.1%, respectively.

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

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2006, which mature or re-price in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to re-pricing or contractual maturity. Cumulatively, as of December 31, 2006, the amount of the Company's interest-bearing liabilities estimated to mature or re-price within one year exceeded the Company's earning assets with the same time characteristics by $77.0 million or 24.8% of the Company's total book assets.

                                      Daily      1 to 3     3 to 12      1 to 3      3 to 5     Over 5
                                     Reprice     Months      Months      Years       Years      Years      Total
                                     -------   ---------   ---------   ---------   ---------   -------   --------
                                                              (dollars in thousands)
Interest-earning Assets:
   Loans receivable, net (1)         $     0   $  35,684   $  37,566   $  57,070   $  30,430   $25,529   $186,279
   Investment Securities (2,3,5,6)         0       9,109      13,217      21,164      11,278    14,527     69,295
   Interest-bearing Due From Banks    15,575           0           0           0           0         0     15,575
                                     -------   ---------   ---------   ---------   ---------   -------   --------
      TOTAL                           15,575      44,793      50,783      78,234      41,708    40,056    271,149
                                     -------   ---------   ---------   ---------   ---------   -------   --------
Interest-bearing Liabilities
   Deposits (4)                            0     106,234      67,907      21,776      14,114     7,540    217,571
   Borrowings (4)                          0           0      14,000      13,800       5,000     6,186     38,986
                                     -------   ---------   ---------   ---------   ---------   -------   --------
      TOTAL                                0     106,234      81,907      35,576      19,114    13,726    256,557
                                     -------   ---------   ---------   ---------   ---------   -------   --------
Gap                                   15,575     (61,441)    (31,124)     42,658      22,594    26,330     14,592
                                     -------   ---------   ---------   ---------   ---------   -------   --------
Cumulative Gap                       $15,575    ($45,866)   ($76,990)   ($34,332)   ($11,738)  $14,592   $ 14,592
                                     =======   =========   =========   =========   =========   =======   ========
Cumulative Gap as a %
   of Total Assets                       5.0%      -14.7%      -24.8%      -11.0%       -3.8%      4.7%       4.7%

(1) Fixed rate loans are slotted according to their final maturity date. Adjustable rate loans are slotted according to their next reprice date. The cash flows Resdiential R/E, Commercial R/E and Consumer Installment Loans all receive an amortizing treatment. The cash flows for Residential R/E are accelerated to reflect assumptions for prepayments.

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

The following table sets forth the summarized results of the Earnings Simulation prepared as of December 31, 2006.

EARNINGS AT RISK
2006 Earnings Forecast With Rate Change Impact

                                  $CHANGE              $CHANGE
                                   RATES     4Q-2006    RATES
                                  FALLING   EARNINGS   RISING
                                   100 BP   FORECAST    100 BP
                                  -------   --------   -------
                                         (in thousands)
INTEREST INCOME
   FF Sold & Due From Banks         -52         348        52
   Securities                      -141       3,366       125
   Total Loans                     -336      13,190       328
   Other Interest Income            -29         147        29
                                   ----      ------     -----
      TOTAL INTEREST INCOME        -558      17,051       534

INTEREST EXPENSE
   NOW, MMDA & Savings             -151         993        60
   Small CD's                      -298       3,526       297
   Large CD's                      -267       2,337       267
   Structured Debt                   -2       1,976         2
                                   ----      ------     -----
      TOTAL INTEREST EXPENSE       -718       8,832       626

NET INTEREST INCOME                 160       8,219       -92
   Provision Expense                  0         285         0
   Non-Interest Income                0       2,840         0
   Non-Interest Expense               0       9,000         0
   Realized Security G/L              0           0         0
   Income Before Taxes              160       1,774       -92
   Taxes                             28         312       -16
                                   ----      ------     -----
NET INCOME                          132       1,462       -76

% CHANGE IN NET INTEREST INCOME    1.95%                -1.12%

The Company tends to be liability sensitive due to the levels of non-maturity deposits (NOW, Savings, and MMDA), the offering rates of which are available to be reset at least monthly, and certificates of deposit that will mature within twelve months. The effect of interest rate increases on loans, since they are subject to competitive pressure, tends to lag behind change in market rates. This lag generally lessens the positive impact on net interest income during a period of rising interest rates. Based on information provided in the table, assuming no significant impact from competitive pressure, the effect of an increase in interest rates of 100 basis points would be a decrease in annualized net interest income of approximately $92,000.

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

IMPACT OF ACCOUNTING CHANGES

In September, 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force No. 06-4, Postretirement Benefits Associated with Split-Dollar Life Insurance (EITF 06-4). EITF 06-4 requires deferred-compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is evaluating the impact of the adoption of EITF 06-4 on its financial position, results of operations, and cash flows.

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

WE HAVE A CONCENTRATION OF CREDIT EXPOSURE TO BORROWERS IN CERTAIN INDUSTRIES AND WE ALSO TARGET SMALL TO MEDIUM-SIZED BUSINESSES.

At December 31, 2006, we had significant credit exposures to borrowers in agricultural and related businesses as well as commercial real estate development. If either of these industries experience an economic slowdown and, as a result, the borrowers in these industries are unable to perform their obligations under their existing loan agreements, our earnings could be negatively impacted, causing the value of our common stock to decline.

Additionally, a substantial focus of our marketing and business strategy is to serve both household and small to medium-sized businesses which are related to agriculture and real estate development in our primary market area. As a result, a relatively high percentage of our loan portfolio consists of agricultural and related business loans and commercial real estate development loans. As December 31, 2006, our agricultural loans accounted for 24.3% of our total loans while commercial real estate loans totaled 17.9% of our total loans. Producers of agricultural products may be negatively impacted by weather-related events that may affect their ability to repay their loans. Even though our commercial loans are primarily secured by real estate, during periods of economic weakness, small to medium-sized businesses may be impacted more severely than larger businesses. Consequently, the ability of such businesses to repay their loans may deteriorate, which would adversely impact our results of operations and financial condition.

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

As of December 31, 2006, directors and executive officers beneficially owned approximately 19.9% of our common stock. Employment agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock, option ownership and grants of stock not yet vested in of our board and management could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals of us that our directors and officers oppose.

OUR BUSINESS IS DEPENDENT ON TECHNOLOGY, AND AN INABILITY TO INVEST IN TECHNOLOGICAL IMPROVEMENTS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. We have made significant investments in data processing, management information systems and internet banking accessibility. Our future success will depend in part upon our ability to create additional efficiencies in our operations through the use of technology, particularly in light of our past and projected growth strategy. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot make assurances that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

OUR INTERNAL CONTROL OVER FINANCIAL REPORTING MAY HAVE WEAKNESSES OR INADEQUACIES THAT MAY BE MATERIAL.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to perform an evaluation of our internal control over financial reporting and our auditor to attest to such evaluation on an annual basis, unless these requirements are modified for smaller public companies. Ongoing compliance with these requirements is expected to be expensive and time-consuming and may negatively impact our results of operations. While our management has not identified any material weaknesses relating to our internal controls at December 31, 2006, we cannot make any assurance that material weaknesses in our internal control over financial reporting will not be identified in the future. If we are unable to complete an evaluation of our internal control over financial reporting and our auditor is not able to timely attest to such evaluation, we may be subject to regulatory scrutiny, and a loss of public confidence in our internal control over financial reporting which may cause the value of our common stock to decrease.

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

                              REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors
and Stockholders
First BancTrust Corporation
Paris, Illinois

We have audited the accompanying consolidated balance sheets of First BancTrust Corporation (Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First BancTrust Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Decatur, Illinois
March 14, 2007

                           FIRST BANCTRUST CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                                                                     2006           2005
                                                                 ------------   ------------
ASSETS
   Cash and due from banks                                       $ 13,216,243   $  7,337,584
   Interest-bearing demand deposits                                15,575,106      5,109,549
                                                                 ------------   ------------
         Cash and cash equivalents                                 28,791,349     12,447,133
                                                                 ------------   ------------
   Available-for-sale securities                                   64,515,293     76,424,175
   Held-to-maturity securities (fair value of $4,661,650 and
      $3,383,547)                                                   4,779,948      3,437,417
   Loans held for sale, net of unrealized losses of $2,617 and
      $4,784 at December 31, 2006 and 2005                            835,904        642,198
   Loans, net of allowance for loan losses of $2,222,355 and
      $2,662,450 at December 31, 2006 and 2005                    185,443,561    156,884,910
   Premises and equipment                                          11,016,532      6,386,074
   Federal Home Loan Bank stock                                     3,748,855      6,608,412
   Foreclosed assets held for sale, net                               366,201        267,200
   Interest receivable                                              2,919,235      2,415,689
   Deferred income taxes                                            1,489,866      1,381,511
   Loan servicing rights                                              351,114        462,341
   Cash surrender value of life insurance                           5,007,722      4,824,886
   Goodwill                                                           541,474        541,474
   Core deposit intangibles                                           763,954        483,752
   Other assets                                                       486,791        657,973
                                                                 ------------   ------------
         Total assets                                            $311,057,799   $273,865,145
                                                                 ============   ============

See Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           2006           2005
                                                                       ------------   ------------
LIABILITIES
   Deposits
      Demand                                                           $ 25,032,511   $ 21,528,960
      Savings, NOW, and money market                                     57,844,273     66,341,936
      Time                                                              159,726,297    106,104,371
                                                                       ------------   ------------
         Total deposits                                                 242,603,081    193,975,267
                                                                       ------------   ------------
   Federal funds purchased                                                       --      2,500,000
   Federal Home Loan Bank advances                                       32,800,000     43,200,000
   Junior subordinated debentures                                         6,186,000      6,186,000
   Pass through payments received on loans sold                             122,282         74,695
   Advances from borrowers for taxes and insurance                          148,051        189,366
   Interest payable                                                         929,094        245,118
   Other liabilities                                                      1,613,425      1,448,521
                                                                       ------------   ------------
         Total liabilities                                              284,401,933    247,818,967
                                                                       ------------   ------------
COMMITMENTS AND CONTINGENT LIABILITIES
STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value; authorized and unissued -
      1,000,000 shares
   Common stock, $.01 par value; authorized 5,000,000 shares;
      Issued 3,041,750 shares
      Outstanding - 2006 - 2,318,700 shares, 2005 - 2,367,450 shares         30,418         30,418
   Additional paid-in capital                                            14,833,574     15,015,139
   Retained earnings                                                     19,693,271     19,061,990
   Unearned incentive plan shares; 0 shares,
      2005 - 71,422 shares                                                       --       (589,364)
   Unearned ESOP compensation; 68,494 shares,
      2005 - 98,902 shares                                                 (395,837)      (571,570)
   Accumulated other comprehensive loss                                    (679,414)      (665,423)
   Treasury stock, at cost
      Common: 2006 - 723,050 shares, 2005 - 674,300 shares               (6,826,146)    (6,235,012)
                                                                       ------------   ------------
         Total stockholders' equity                                      26,655,866     26,046,178
                                                                       ------------   ------------
         Total liabilities and stockholders' equity                    $311,057,799   $273,865,145
                                                                       ============   ============

                           FIRST BANCTRUST CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2006 AND 2005

                                                            2006          2005          2004
                                                        -----------   -----------   -----------
INTEREST AND DIVIDEND INCOME
   Loans
      Taxable                                           $12,644,476   $ 9,370,277   $ 7,980,443
      Tax-exempt                                             59,513        61,896        64,193
   Securities
      Taxable                                             2,676,412     2,775,099     3,043,768
      Tax-exempt                                            521,787       466,712       382,813
   Dividends on Federal Home Loan Bank stock                186,479       212,394       249,387
   Deposits with financial institutions and other           203,693       112,507        53,490
                                                        -----------   -----------   -----------
         Total interest and dividend income              16,292,360    12,998,885    11,774,094
                                                        -----------   -----------   -----------
INTEREST EXPENSE
   Deposits                                               6,363,391     3,506,395     2,890,651
   Federal Home Loan Bank advances and other debt         2,021,927     1,826,035     1,506,303
                                                        -----------   -----------   -----------
         Total interest expense                           8,385,318     5,332,430     4,396,954
                                                        -----------   -----------   -----------
NET INTEREST INCOME                                       7,907,042     7,666,455     7,377,140
PROVISION FOR LOAN LOSSES                                   230,000       510,145       515,001
                                                        -----------   -----------   -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES       7,677,042     7,156,310     6,862,139
                                                        -----------   -----------   -----------
NONINTEREST INCOME
   Customer service fees                                  1,074,097       965,684       883,920
   Other service charges and fees                           905,621       755,606       788,503
   Net gains on loan sales                                  259,479       291,259       333,862
   Net realized gains on sales of available-for-sale
      securities                                             12,106       117,959        97,036
   Loan servicing fees                                      437,335       489,196       658,487
   Brokerage fees                                            85,825        85,425        71,676
   Abstract and title fees                                  312,761       349,733       334,846
   Increase in cash surrender value of life insurance       215,014       176,560       177,350
   Other                                                    159,345       106,172       123,482
                                                        -----------   -----------   -----------
         Total noninterest income                         3,461,583     3,337,594     3,469,162
                                                        -----------   -----------   -----------

See Notes to Consolidated Financial Statements

                                                        2006         2005         2004
                                                     ----------   ----------   ----------
NONINTEREST EXPENSE
   Salaries and employee benefits                    $5,068,424   $4,642,557   $4,629,509
   Net occupancy expense                                685,911      437,944      344,529
   Equipment expense                                  1,055,258      831,912      786,487
   Data processing fees                                 615,035      485,944      441,052
   Professional fees                                    455,870      460,101      481,039
   Foreclosed assets expense, net                        87,139       63,510       71,210
   Marketing expense                                    242,413      334,164      343,132
   Printing and office supplies                         164,675      154,171      174,757
   Amortization of loan servicing rights                242,327      486,792      630,182
   Recovery of impairment of loan servicing rights           --      (24,191)    (242,448)
   Other                                              1,166,882    1,060,033      904,996
                                                     ----------   ----------   ----------
      Total noninterest expense                       9,783,934    8,932,937    8,564,445
                                                     ----------   ----------   ----------
INCOME BEFORE INCOME TAXES                            1,354,691    1,560,967    1,766,856
PROVISION FOR INCOME TAXES                              238,862      313,272      539,123
                                                     ----------   ----------   ----------
NET INCOME                                           $1,115,829   $1,247,695   $1,227,733
                                                     ==========   ==========   ==========
BASIC EARNINGS PER SHARE                             $     0.51   $     0.56   $     0.54
                                                     ==========   ==========   ==========
DILUTED EARNINGS PER SHARE                           $     0.48   $     0.52   $     0.51
                                                     ==========   ==========   ==========

                           FIRST BANCTRUST CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                     COMMON STOCK       ADDITIONAL
                                                 -------------------       PAID
                                                   SHARES     AMOUNT   -IN CAPITAL
                                                 ---------   -------   -----------
BALANCE, JANUARY 1, 2004                         2,500,450   $30,418   $14,564,476

   Comprehensive income
      Net income                                        --        --            --
      Change in unrealized appreciation on
         available-for-sale securities, net of
         taxes                                          --        --            --

            Total comprehensive income

   Dividends on common stock, $.23 per share            --        --            --
   Purchase of treasury stock (5,600 shares)        (5,600)       --            --
   Incentive plan shares allocated (13,704
      shares)                                           --        --        (3,426)
   Tax benefit related to incentive plan                --        --        25,129
   ESOP shares earned (30,408 shares)                   --        --       201,267
                                                 ---------   -------   -----------
BALANCE, DECEMBER 31, 2004                       2,494,850    30,418    14,787,446

   Comprehensive income
      Net income                                        --        --            --
      Change in unrealized appreciation on
         available-for-sale securities, net of
         taxes                                          --        --            --

            Total comprehensive income

   Dividends on common stock, $.24 per share            --        --            --
   Purchase of treasury stock (131,600 shares)    (131,600)       --            --
   Stock options exercised (4,200 shares)            4,200        --         4,400
   Incentive plan shares allocated (13,704
      shares)                                           --        --        (3,426)
   Tax benefit related to stock options
      exercised and incentive plan                      --        --        24,401
   ESOP shares earned (30,408 shares)                   --        --       202,318
                                                 ---------   -------   -----------
BALANCE, DECEMBER 31, 2005                       2,367,450    30,418    15,015,139

   Comprehensive income
      Net income                                        --        --            --
      Change in unrealized depreciation on
         available-for-sale securities, net of
         taxes                                          --        --            --

            Total comprehensive income

   Transfer of unearned incentive plan shares
      to paid-in capital                                --        --      (589,364)
   Cumulative effect of the initial
      application of SAB 108                            --        --            --
   Dividends on common stock, $.24 per share            --        --            --
   Purchase of treasury stock (58,750 shares)      (58,750)       --            --
   Stock options exercised (10,000 shares)          10,000        --         5,500
   Incentive plan shares allocated (20,099
      shares)                                           --        --       190,174
   Tax benefit related to stock options
      exercised and incentive plan                      --        --        26,881
   ESOP shares earned (30,408 shares)                   --        --       185,244
                                                 ---------   -------   -----------
BALANCE, DECEMBER 31, 2006                       2,318,700   $30,418   $14,833,574
                                                 =========   =======   ===========

See Notes to Consolidated Financial Statements

                                                                UNEARNED                   ACCUMULATED
                                                               INCENTIVE     UNEARNED         OTHER
                                                   RETAINED      PLAN          ESOP       COMPREHENSIVE     TREASURY
                                                   EARNINGS      SHARES    COMPENSATION   INCOME (LOSS)      STOCK         TOTAL
                                                 -----------   ---------   ------------   -------------   -----------   -----------
BALANCE, JANUARY 1, 2004                         $17,743,300   $(815,480)   $(923,034)     $   355,593    $(4,563,665)  $26,391,608

   Comprehensive income
      Net income                                   1,227,733          --           --               --             --     1,227,733
      Change in unrealized appreciation on
         available-for-sale securities, net of
         taxes                                            --          --           --           59,634             --        59,634
                                                                                                                        -----------
            Total comprehensive income                                                                                    1,287,367

   Dividends on common stock, $.23 per share        (574,768)         --           --               --             --      (574,768)
   Purchase of treasury stock (5,600 shares)              --          --           --               --        (69,104)      (69,104)
   Incentive plan shares allocated (13,704
      shares)                                             --     113,058           --               --             --       109,632
   Tax benefit related to incentive plan                  --          --           --               --             --        25,129
   ESOP shares earned (30,408 shares)                     --          --      175,732               --             --       376,999
                                                 -----------   ---------    ---------      -----------    -----------   -----------
BALANCE, DECEMBER 31, 2004                        18,396,265    (702,422)    (747,302)         415,227     (4,632,769)   27,546,863

   Comprehensive income
      Net income                                   1,247,695          --           --               --             --     1,247,695
      Change in unrealized appreciation on
         available-for-sale securities, net of
         taxes                                            --          --           --       (1,080,650)            --    (1,080,650)
                                                                                                                        -----------
            Total comprehensive income                                                                                      167,045

   Dividends on common stock, $.24 per share        (581,970)         --           --               --             --      (581,970)
   Purchase of treasury stock (131,600 shares)            --          --           --               --     (1,639,297)   (1,639,297)
   Stock options exercised (4,200 shares)                 --          --           --               --         37,054        41,454
   Incentive plan shares allocated (13,704
      shares)                                             --     113,058           --               --             --       109,632
   Tax benefit related to stock options
      exercised and incentive plan                        --          --           --               --             --        24,401
   ESOP shares earned (30,408 shares)                     --          --      175,732               --             --       378,050
                                                 -----------   ---------    ---------      -----------    -----------   -----------
BALANCE, DECEMBER 31, 2005                        19,061,990    (589,364)    (571,570)        (665,423)    (6,235,012)   26,046,178
   Comprehensive income
      Net income                                   1,115,829          --           --               --             --     1,115,829
      Change in unrealized depreciation on
         available-for-sale securities, net of
         taxes                                            --          --           --          (13,991)            --       (13,991)
                                                                                                                        -----------
            Total comprehensive income                                                                                    1,101,838

   Transfer of unearned incentive plan shares
      to paid-in capital                                  --     589,364           --               --             --            --
   Cumulative effect of the initial
      application of SAB 108                          58,000          --           --               --             --        58,000
   Dividends on common stock, $.24 per share        (542,548)         --           --               --             --      (542,548)
   Purchase of treasury stock (58,750 shares)             --          --           --               --       (684,334)     (684,334)
   Stock options exercised (10,000 shares)                --          --           --               --         93,200        98,700
   Incentive plan shares allocated (20,099
      shares)                                             --          --           --               --             --       190,174
   Tax benefit related to stock options
      exercised and incentive plan                        --          --           --               --             --        26,881
   ESOP shares earned (30,408 shares)                     --          --      175,733               --             --       360,977
                                                 -----------   ---------    ---------      -----------    -----------   -----------
BALANCE, DECEMBER 31, 2006                       $19,693,271   $      --    $(395,837)     $  (679,414)   $(6,826,146)  $26,655,866
                                                 ===========   =========    =========      ===========    ===========   ===========

                           FIRST BANCTRUST CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2006 AND 2005

                                                                   2006           2005           2004
                                                               ------------   ------------   ------------
OPERATING ACTIVITIES
   Net income                                                  $  1,115,829   $  1,247,695   $  1,227,733
   Items not requiring (providing) cash
      Depreciation and amortization                                 651,548        413,487        325,332
      Provision for loan losses                                     230,000        510,145        515,001
      Loss on foreclosed assets, net                                 27,908         20,868         10,580
      Donation of fixed assets                                           --             --         21,031
      Loss on premises and equipment                                 93,260         89,188          6,315
      Amortization of premiums and discounts on
         securities, net                                             49,390         67,397        189,845
      Amortization of loan servicing rights                         242,327        486,792        630,182
      Recovery for impairment of loan servicing rights                   --        (24,191)      (242,448)
      Deferred income taxes                                         (99,486)      (189,433)       105,313
      Amortization of intangible assets                              68,723         42,120         11,856
      Net realized gains on available-for-sale securities           (12,106)      (117,959)       (97,036)
      Net gain on loan sales                                       (259,479)      (291,259)      (333,862)
      Federal Home Loan Bank stock dividends                             --       (212,186)      (249,200)
      Compensation expense related to ESOP and incentive
         plan                                                       551,151        487,682        486,631
      Loans originated for sale                                 (15,410,475)   (15,494,804)   (17,375,955)
      Proceeds from sales of loans originated for sale           15,345,148     15,113,485     17,844,887
   Changes in
      Interest receivable                                          (503,546)       (73,789)        58,649
      Cash surrender value of life insurance                       (182,836)      (176,560)      (177,350)
      Other assets                                                  171,182        (53,981)       305,359
      Interest payable                                              683,976        104,617          9,411
      Other liabilities                                             249,785        244,436        210,001
                                                               ------------   ------------   ------------
         Net cash provided by operating activities                3,012,299      2,193,750      3,482,275
                                                               ------------   ------------   ------------
INVESTING ACTIVITIES
   Purchases of available-for-sale securities                    (7,338,757)    (9,325,372)   (25,243,873)
   Proceeds from maturities of available-for-sale securities     18,185,350     23,616,275     34,532,091
   Proceeds from sales of available-for-sale securities             996,446        985,299        514,236
   Purchases of held-to-maturity securities                      (1,880,773)            --     (4,946,591)
   Proceeds from maturities of held-to-maturity securities          543,941      1,356,578        171,490
   Net change in loans                                          (29,247,099)   (25,700,454)   (12,013,569)
   Proceeds from sales of foreclosed assets                         331,539        799,345        357,094
   Purchase of premises and equipment                            (5,306,086)    (2,699,845)      (670,228)
   Capitalized interest                                            (101,080)       (20,216)            --
   Proceeds from sales of premises and equipment                     31,900             --         10,000
   Proceeds received from exchange of premises and equipment             --        269,096             --
   Redemption of Federal Home Loan Bank stock                     2,859,557             --             --
   Purchase of life insurance                                            --       (125,000)            --
   Net cash paid for the purchase of Rantoul First Bank
      (net of cash received)                                             --     (2,333,440)            --
                                                               ------------   ------------   ------------
         Net cash used in investing activities                  (20,925,062)   (13,177,734)    (7,289,350)
                                                               ------------   ------------   ------------

See Notes to Consolidated Financial Statements

                                                               2006           2005          2004
                                                           ------------   -----------   -----------
FINANCING ACTIVITIES
   Net decrease in demand deposits, money market, NOW
      and savings accounts                                 $ (4,994,112)  $(1,184,822)  $(5,777,660)
   Net increase in certificates of deposit                   53,621,926     8,952,043     2,220,835
   Premium paid for acquired deposits                          (348,925)           --            --
   Net increase (decrease) in short-term borrowings          (2,500,000)      500,000     2,000,000
   Proceeds from Federal Home Bank advances                  29,500,000     2,000,000     5,000,000
   Repayment of Federal Home Loan Bank advances             (39,900,000)           --            --
   Proceeds from the issuance of junior subordinated
      debentures                                                     --     6,186,000            --
   Net change in pass through payments received on loans
      sold                                                       47,587        14,501      (201,507)
   Net change in advances from borrowers for taxes and
      insurance                                                 (41,315)       29,778        28,604
   Proceeds from stock options exercised                         98,700        41,454            --
   Purchase of treasury stock                                  (684,334)   (1,639,297)      (69,104)
   Dividends paid                                              (542,548)     (581,970)     (574,768)
                                                           ------------   -----------   -----------
      Net cash provided by financing activities              34,256,979    14,317,687     2,626,400
                                                           ------------   -----------   -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             16,344,216     3,333,703    (1,180,675)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 12,447,133     9,113,430    10,294,105
                                                           ------------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                     $ 28,791,349   $12,447,133   $ 9,113,430
                                                           ============   ===========   ===========
SUPPLEMENTAL CASH FLOWS INFORMATION
   Interest paid (net of capitalized interest)             $  7,701,342   $ 5,227,813   $ 4,387,543
   Income taxes paid (net of refunds)                      $    460,000   $   340,000   $    43,149
   Real estate and other property acquired in settlement
      of loans                                             $    458,448   $   257,374   $   462,016
   Tax benefit related to incentive plan and exercise of
      options                                              $     26,881   $    24,401   $    25,129

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS

          First BancTrust Corporation (Company) is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, First Bank & Trust, S.B. (Bank), ECS Service Corporation, and First Charter Service Corporation. FBTC Statutory Trust I (Trust) is an unconsolidated wholly owned subsidiary of the Company. The Trust was formed during 2005 to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in East Central Illinois. The Company also provides title services through its subsidiary, ECS Service Corporation. During May 2005, the Bank dissolved its subsidiary, Community Finance Center and became a division of the Bank. Community Finance Center provided retail consumer loans to the Company's customers. The Company also has an inactive subsidiary, First Charter Service Corporation, which formerly provided brokerage services prior to 2005. The Company and Bank are subject to competition from other financial institutions. The Company and Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

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

     LOANS HELD FOR SALE

          The Company currently sells one-to-four family residential loans primarily to the Federal Home Loan Mortgage Corporation and Illinois Housing Development Authority.

          Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

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

          The Company capitalized interest during the construction period of its new bank facility. Interest capitalization ceased when the facility was completed and available for occupancy.

          During the years ended December 31, 2006 and 2005, gross interest expense on borrowings totaled $2,123,007 and $1,846,251, of which $101,080 and $20,216 was capitalized, respectively.

     FEDERAL HOME LOAN BANK STOCK

          Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

          In April, 2006, the Federal Home Loan Bank announced a plan to resume capital stock redemptions. Capital stock redemptions during 2006 totaled $2,859,557. The Company had approximately $2,108,900 of voluntary Federal Home Loan Bank stock as of December 31, 2006.

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

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

     INCENTIVE PLAN

          During 2005 and 2004, the Company accounted for its stock award program or incentive plan in accordance with Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. The aggregate purchase price of all shares owned by the incentive plan was reflected as a reduction of stockholders' equity. As of January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, using the modified prospective application method. As a result of implementing the modified prospective application method, the Company reclassified 589,000 and 71,422 shares from a contra equity account to additional paid-in capital.

          Compensation expense is based on the market price of the Company's stock on the date the shares are granted and is recorded over the vesting period. The difference between the aggregate purchase price and the fair value on the date granted of the shares earned is recorded as an adjustment to additional paid-in capital.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

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

     STOCK OPTIONS

          The Company has a stock-based employee compensation plan, which is described more fully in Note 20. During 2005 and 2004, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income for 2005 and 2004, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. During 2006, the Company adopted FASB Statement No. 123R, Share-Based Payment. The following table illustrates the effect of net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123R during 2005 and 2004.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

                                                                YEARS ENDED
                                                          -----------------------
                                                             2005         2004
                                                          ----------   ----------
Net income, as reported                                   $1,247,695   $1,227,733
Less: Total stock-based employee compensation cost
   determined under the fair value based method, net of
   income taxes                                              282,723      139,241
                                                          ----------   ----------
Pro forma net income                                      $  964,972   $1,088,492
                                                          ==========   ==========
Earnings per share:
   Basic - as reported                                    $      .56   $      .54
                                                          ==========   ==========
   Basic - pro forma                                      $      .43   $      .48
                                                          ==========   ==========
   Diluted - as reported                                  $      .52   $      .51
                                                          ==========   ==========
   Diluted - pro forma                                    $      .41   $      .45
                                                          ==========   ==========

          During December 2005, the Company accelerated the vesting of 182,504 options on shares of the Company's stock. By accelerating the vesting of these options, the Company estimated approximately $411,000 of future compensation was eliminated. The exercise price and remaining terms of each of the accelerated options remained the same. As of December 31, 2006 and 2005, all of the Company's stock options are vested. In accordance with Statement No. 123R and related interpretations, no compensation expense was recognized.

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     RECLASSIFICATIONS

     Certain reclassifications have been made to the 2004 and 2005 financial statements to conform to the 2006 financial statement presentation. These classifications had no effect on net income.

NOTE 2: ADOPTION OF STAFF ACCOUNTING BULLETIN NO. 108

     During 2006, the Company adopted Staff Accounting Bulletin No. 108 and recognized a $58,000 reduction in current taxes payable and an increase of $58,000 in the opening balance of retained earnings as of January 1, 2006. The error occurred during 2003 and 2004 and related to a specific tax credit received on qualified zone academy bonds. The Company was unaware of the tax credit effects when calculating the income tax provision. The Company determined the error to be immaterial in prior years.

NOTE 3: RESTRICTION ON CASH AND DUE FROM BANKS

     The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2006 was $38,000.

NOTE 4: SECURITIES

     The amortized cost and approximate fair values of securities are as follows:

                                                    GROSS        GROSS
                                    AMORTIZED    UNREALIZED   UNREALIZED    APPROXIMATE
                                       COST         GAINS       LOSSES       FAIR VALUE
                                   -----------   ----------   -----------   -----------
AVAILABLE-FOR-SALE SECURITIES:
   December 31, 2006:
      U.S. Treasuries              $ 3,869,313    $     --    $  (413,049)  $ 3,456,264
      U.S. government agencies       6,966,473      77,022        (29,748)    7,013,747
      Mortgage-backed securities    40,767,304      99,665       (909,794)   39,957,175
      State and political
         subdivisions               12,351,297     150,189        (96,426)   12,405,060
      Equity securities              1,685,013       5,304         (7,270)    1,683,047
                                   -----------    --------    -----------   -----------
                                   $65,639,400    $332,180    $(1,456,287)  $64,515,293
                                   ===========    ========    ===========   ===========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

                                                    GROSS        GROSS
                                    AMORTIZED    UNREALIZED    UNREALIZED   APPROXIMATE
                                       COST         GAINS        LOSSES      FAIR VALUE
                                   -----------   ----------   -----------   -----------
   December 31, 2005:
      U.S. Treasuries              $ 3,820,540    $     --    $  (293,333)  $ 3,527,207
      U.S. government agencies       8,483,179          --       (108,200)    8,374,979
      Mortgage-backed securities    51,137,631     129,274       (898,319)   50,368,586
      State and political
         subdivisions               13,181,161     209,093       (137,728)   13,252,526
      Equity securities                902,912       3,690         (5,725)      900,877
                                   -----------    --------    -----------   -----------
                                   $77,525,423    $342,057    $(1,443,305)  $76,424,175
                                   ===========    ========    ===========   ===========

                                                   GROSS        GROSS
                                    AMORTIZED   UNREALIZED   UNREALIZED   APPROXIMATE
                                       COST        GAINS       LOSSES      FAIR VALUE
                                   ----------   ----------   ----------   -----------
HELD-TO-MATURITY SECURITIES:
   December 31, 2006:
      Mortgage-backed securities   $4,779,948       $--       $(118,298)   $4,661,650
                                   ==========       ===       =========    ==========
   December 31, 2005:
      Mortgage-backed securities   $3,437,417       $--       $ (53,870)   $3,383,547
                                   ==========       ===       =========    ==========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     The amortized cost and fair value of available-for-sale and held-to-maturity securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 AVAILABLE-FOR-SALE          HELD-TO-MATURITY
                             -------------------------   ------------------------
                              AMORTIZED    APPROXIMATE    AMORTIZED   APPROXIMATE
                                 COST       FAIR VALUE      COST       FAIR VALUE
                             -----------   -----------   ----------   -----------
Within one year              $   573,471   $   569,995   $       --    $       --
One to five years             11,309,033    10,933,398           --            --
Five to ten years              8,451,068     8,498,678           --            --
After ten years                2,853,511     2,873,000           --            --
                             -----------   -----------   ----------    ----------
                              23,187,083    22,875,071           --            --
Mortgage-backed securities    40,767,304    39,957,175    4,779,948     4,661,650
Equity securities              1,685,013     1,683,047                         --
                             -----------   -----------   ----------    ----------
   Totals                    $65,639,400   $64,515,293   $4,779,948    $4,661,650
                             ===========   ===========   ==========    ==========

     The carrying value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances and for other purposes, was $49,900,165 at December 31, 2006 and $57,254,229 at December 31, 2005.

     Gross gains of $12,106, $117,959 and $97,036 resulting from sales of available-for-sale securities were realized for 2006, 2005 and 2004. Income tax expense of $4,697, $45,768 and $40,077 was recognized on the sales of available-for-sale securities during 2006, 2005 and 2004.

     With the exception of securities of U.S. government agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholder's equity at December 31, 2006.

     Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2006, and was $45,614,849 and $60,837,601, which is approximately 66% and 76% of the Company's investment portfolio. These declines primarily resulted from recent increases in market interest rates.

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005:

                         LESS THAN 12 MONTHS         12 MONTHS OR MORE                 TOTAL
                       -----------------------   -------------------------   -------------------------
   DESCRIPTION OF                   UNREALIZED                  UNREALIZED                  UNREALIZED
     SECURITIES        FAIR VALUE     LOSSES      FAIR VALUE      LOSSES      FAIR VALUE      LOSSES
--------------------   ----------   ----------   -----------   -----------   -----------   -----------
December 31, 2006:
   U.S. treasury       $       --    $     --    $ 3,456,264   $  (413,049)  $ 3,456,264   $  (413,049)
   U.S. government
      agencies                 --          --      2,467,511       (29,748)    2,467,511       (29,748)
   Mortgage-backed
      securities        2,848,852     (31,943)    31,441,688      (996,149)   34,290,540    (1,028,092)
   State and
      political
      subdivisions      1,555,034     (18,653)     3,836,070       (77,773)    5,391,104       (96,426)
   Equity securities           --          --          9,430        (7,270)        9,430        (7,270)
                       ----------    --------    -----------   -----------   -----------   -----------
      Total
         temporarily
         impaired
         securities    $4,403,886    $(50,596)   $41,210,963   $(1,523,989)  $45,614,849   $(1,574,585)
                       ==========    ========    ===========   ===========   ===========   ===========

                          LESS THAN 12 MONTHS         12 MONTHS OR MORE                 TOTAL
                       ------------------------   ------------------------   -------------------------
   DESCRIPTION OF                    UNREALIZED                 UNREALIZED                  UNREALIZED
     SECURITIES         FAIR VALUE     LOSSES      FAIR VALUE     LOSSES      FAIR VALUE      LOSSES
--------------------   -----------   ----------   -----------   ----------   -----------   -----------
December 31, 2005:
   U.S. treasury       $ 3,527,207   $(293,333)   $        --   $      --    $ 3,527,207   $  (293,333)
   U.S. government
      agencies           1,975,943      (7,235)     6,399,036    (100,965)     8,374,979      (108,200)
   Mortgage-backed
      securities        21,600,636    (255,892)    21,567,707    (696,297)    43,168,343      (952,189)
   State and
      political
        subdivisions     2,908,691     (47,882)     2,847,406     (89,846)     5,756,097      (137,728)
   Equity securities            --          --         10,975      (5,725)        10,975        (5,725)
                       -----------   ---------    -----------   ---------    -----------   -----------
      Total
         temporarily
         impaired
         securities    $30,012,477   $(604,342)   $30,825,124   $(892,833)   $60,837,601   $(1,497,175)
                       ===========   =========    ===========   =========    ===========   ===========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 5: LOANS AND ALLOWANCE FOR LOAN LOSSES

     Categories of loans at December 31, include:

                                              2006            2005
                                          ------------   -------------
Commercial and industrial                 $  7,359,758   $  7,885,998
Agricultural production financing           18,897,117     15,441,718
Real estate construction                     2,422,756      2,422,736
Commercial and agricultural real estate     60,733,680     54,157,375
Residential real estate                     70,082,306     52,517,947
Consumer                                    27,539,835     26,416,129
Other                                        1,599,529      1,676,935
                                          ------------   ------------
      Total loans                          188,634,981    160,518,838
Less
   Unearned discount and fees                 (882,007)      (807,119)
   Undisbursed loans in process                (87,058)      (164,359)
   Allowance for loan losses                (2,222,355)    (2,662,450)
                                          ------------   ------------
      Net loans                           $185,443,561   $156,884,910
                                          ============   ============

     Activity in the allowance for loan losses was as follows:

                                                     2006         2005         2004
                                                  ----------   ----------   ----------
Balance, beginning of year                        $2,662,450   $2,300,452   $2,124,297
Provision charged to expense                         230,000      510,145      515,001
Losses charged off, net of recoveries of
   $102,794 for 2006, $90,198 for 2005 and
   $97,905 for 2004                                 (670,095)    (348,348)    (338,846)
Allowance acquired through business combination           --      200,201           --
                                                  ----------   ----------   ----------
Balance, end of year                              $2,222,355   $2,662,450   $2,300,452
                                                  ==========   ==========   ==========

     Impaired loans totaled $6,170,616 and $7,893,352 at December 31, 2006 and 2005, respectively. An allowance for loan losses of $1,060,373 and $1,234,450 relates to impaired loans of $2,789,617 and $2,242,165, at
     December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, impaired loans of $3,380,999 and $5,651,187 had no related allowance for loan losses.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     Interest of $390,838, $504,291 and $575,483 was recognized on average impaired loans of $5,960,972, $7,442,377 and $8,159,341 for 2006, 2005 and
     2004. Interest of $416,642, $457,973 and $563,544 was recognized on impaired loans on a cash basis during 2006, 2005 and 2004.

     At December 31, 2006 and 2005, accruing loans delinquent 90 days or more totaled $654,581 and $1,406,488, respectively. Non-accruing loans at December 31, 2006 and 2005 were $650,826 and $12,848, respectively.

NOTE 6: PREMISES AND EQUIPMENT

     Major classifications of premises and equipment, stated at cost, are as follows:

                                    2006          2005
                                -----------   -----------
Land                            $ 1,098,339   $   932,205
Buildings and improvements        9,028,432     3,030,686
Leasehold improvements              445,016       445,016
Equipment                         3,646,238     4,628,431
Construction in progress                 --     1,937,167
                                -----------   -----------
                                 14,218,025    10,973,505
Less accumulated depreciation    (3,201,493)   (4,587,431)
                                -----------   -----------
   Net premises and equipment   $11,016,532   $ 6,386,074
                                ===========   ===========

NOTE 7: GOODWILL

     Goodwill of $541,474 was acquired in the year ended December 31, 2005. See
     Note 23.

     All goodwill is allocated to the banking segment of the business. The fair value of the banking segment of the business was estimated using the expected value of future cash flows.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 8: CORE DEPOSIT INTANGIBLES

     The carrying basis and accumulated amortization of core deposit intangibles of December 31, 2006 and 2005 were:

                                     2006                      2005
                           -----------------------   -----------------------
                             GROSS                     GROSS
                           CARRYING    ACCUMULATED   CARRYING    ACCUMULATED
                            AMOUNT    AMORTIZATION    AMOUNT    AMORTIZATION
                           --------   ------------   --------   ------------
Core deposit intangibles   $889,617     $125,663     $540,692      $56,940

     During 2006, the Company assumed approximately $13,000,000 in deposits from a branch purchase in Rantoul. The Company recognized a core deposit intangible of $348,925 related to these deposits. No other assets or liabilities were acquired or assumed related to this transaction.

     Amortization expense for the years ended December 31, 2006, 2005 and 2004 was $68,723, $42,120 and $11,856, respectively. Estimated amortization expense for each of the following five years is:

2007   $96,989
2008    93,348
2009    89,784
2010    86,741
2011    85,111

NOTE 9: LOAN SERVICING

     Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans consist of the following:

                                           2006          2005
                                       -----------   -----------
One-to-four family residential loans
   FHLMC                               $69,799,034   $72,383,496
   IHDA                                 11,286,790    10,226,052
                                       -----------   -----------
                                        81,085,824    82,609,548
Agricultural loans
   Farmer Mac                              265,758       280,350
   Other investors                       7,141,476     9,157,874
                                       -----------   -----------
                                       $88,493,058   $92,047,772
                                       ===========   ===========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $245,951, $243,566 and $207,507 at December 31, 2006, 2005 and 2004, respectively.

     The aggregate fair value of capitalized loan servicing rights at December 31, 2006, 2005 and 2004 totaled $1,183,703, $1,342,246 and $1,107,401, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, and interest rate, were used to stratify the originated loan servicing rights. The carrying value of capitalized loan servicing rights are as follows:

                                         2006        2005        2004
                                      ---------   ---------   ----------
Loan Servicing Rights
   Balance, beginning of year         $ 462,341   $ 780,828   $1,230,663
   Servicing rights capitalized         131,100     168,305      180,347
   Amortization of servicing rights    (242,327)   (486,792)    (630,182)
                                      ---------   ---------   ----------
                                        351,114     462,341      780,828
   Valuation allowance                       --          --      (24,191)
                                      ---------   ---------   ----------
   Balance, end of year               $ 351,114   $ 462,341   $  756,637
                                      =========   =========   ==========

     Activity in the valuation allowance for loan servicing rights was as follows:

                             2006     2005        2004
                             ----   --------   ---------
Balance, beginning of year    $--   $ 24,191   $ 266,639
   Additions                   --      1,739          --
   Reductions                  --    (25,930)   (242,448)
   Direct write-downs          --         --          --
                              ---   --------   ---------
Balance, end of year          $--   $     --   $  24,191
                              ===   ========   =========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 10: INTEREST-BEARING DEPOSITS

     Interest-bearing deposits in denominations over $100,000 were $77,908,901 on December 31, 2006 and $51,370,576 on December 31, 2005.

     At December 31, 2005, the scheduled maturities of time deposits are as follows:

2007         $127,125,784
2008           12,979,462
2009            7,932,053
2010            8,596,635
2011            2,444,091
Thereafter        648,272
             ------------
             $159,726,297
             ============

     The Company issued three brokered certificates of deposits totaling $27,800,000 during 2006 of which $22,800,000 mature during 2007 and
     $4,900,000 mature during 2010.

NOTE 11: FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

                                                                   2006          2005
                                                               -----------   -----------
Federal Home Loan Bank open line of credit, variable rate,
   5.50% at December 31, 2006                                  $        --   $ 7,000,000
Federal Home Loan Bank advances, fixed rates ranging from
   3.12% to 5.32% at December 31, 2006, due at various dates
   through September 2016                                       32,800,000    36,200,000
                                                               -----------   -----------
                                                               $32,800,000   $43,200,000
                                                               ===========   ===========

     The Federal Home Loan Bank advances are secured by first-mortgage loans, certain mortgage and other investment securities, and all Federal Home Loan Bank stock owned by the Company. Advances are subject to restrictions or penalties in the event of prepayment. Convertible advances of $14,000,000 have a specific lock-out period of one year, after which the Federal Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment. Convertible advances of $11,500,000 are past the initial lock-out period, and are subject to possible conversion to an adjustable rate advance on a quarterly basis.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2006, are:

2007         $        --
2008           3,800,000
2011          15,000,000
After 2011    14,000,000
             -----------
             $32,800,000
             ===========

NOTE 12: JUNIOR SUBORDINATED DEBENTURES

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 13: INCOME TAXES

     The provision for income taxes includes these components:

                              2006        2005       2004
                           ---------   ---------   --------
Taxes currently payable
   Federal                 $ 338,348   $ 502,705   $366,860
   State                          --          --     66,950
Deferred income taxes
   Federal                  (153,151)   (291,959)    88,432
   State                      53,665     102,526     16,881
                           ---------   ---------   --------
      Income tax expense   $ 238,862   $ 313,272   $539,123
                           =========   =========   ========

     A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                 2006        2005        2004
                                              ---------   ---------   ---------
Computed at the statutory rate (34%)          $ 460,595   $ 530,729   $ 600,731
Increase (decrease) resulting from
   Tax exempt interest                         (165,132)   (198,900)   (135,071)
   State income taxes                            35,419      67,667      55,329
   Increase in cash surrender value of life
      insurance                                 (61,761)    (58,513)    (59,313)
   Other                                        (30,259)    (27,711)     77,447
                                              ---------   ---------   ---------
      Actual tax expense                      $ 238,862   $ 313,272   $ 539,123
                                              =========   =========   =========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                            2006          2005
                                                        -----------   -----------
Deferred tax assets
   Allowance for loan losses                            $   862,879   $ 1,033,361
   Reserve for uncollected interest                          23,668        12,984
   Deferred compensation                                    167,422       135,178
   Unrealized losses on available-for-sale securities       436,152       427,283
   Net operating losses                                     858,166       946,366
   Other                                                    175,132        48,735
                                                        -----------   -----------
                                                          2,523,419     2,603,907
                                                        -----------   -----------
Deferred tax liabilities
   Depreciation                                            (301,836)      (58,706)
   Federal Home Loan Bank stock dividends                  (349,503)     (616,098)
   Capitalized loan servicing rights                       (134,354)     (174,326)
   Purchase accounting difference                          (199,604)     (337,314)
   Other                                                    (48,256)      (35,952)
                                                        -----------   -----------
                                                         (1,033,553)   (1,222,396)
                                                        -----------   -----------
      Net deferred tax asset                            $ 1,489,866   $ 1,381,511
                                                        ===========   ===========

     The Company received net operating losses from the acquisition of Rantoul First Bank, SB. The remaining federal and state net operating losses totaling $2,451,017 and $340,000, respectively, can be utilized by the Company and expire in 2020.

     Retained earnings at December 31, 2006 and 2005, include approximately $2,573,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $998,324 at December 31, 2006 and 2005.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 14: OTHER COMPREHENSIVE INCOME (LOSS)

     Other comprehensive income (loss) components and related taxes were as follows:

                                                  2006         2005        2004
                                                --------   -----------   --------
Unrealized gains (loss) on available-for-sale
   securities                                   $(10,754)  $(1,664,047)  $198,109
Less reclassification adjustment for realized
   gains included in income                       12,106       117,959     97,036
                                                --------   -----------   --------
      Other comprehensive income (loss),
         before tax effect                       (22,960)   (1,782,006)   101,073
Tax expense (benefit)                             (8,869)     (701,356)    41,439
                                                --------   -----------   --------
      Other comprehensive income (loss)         $(13,991)  $(1,080,650)  $ 59,634
                                                ========   ===========   ========

NOTE 15: STOCKHOLDERS' EQUITY

     On April 19, 2004, the Board of Directors of the Company approved a two for one stock split of the Company's common stock payable as a 100% stock dividend on May 21, 2004 to shareholders of record on April 30, 2004. Prior period financial information has been adjusted to reflect the stock split.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table). Management believes, as of December 31, 2006 and 2005, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 2006, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     The Bank's actual capital amounts and ratios are also presented in the following table.

                                                                         TO BE WELL
                                                                        CAPITALIZED
                                                                        UNDER PROMPT
                                                      FOR CAPITAL        CORRECTIVE
                                                        ADEQUACY           ACTION
                                       ACTUAL           PURPOSES         PROVISIONS
                                  ---------------   ---------------   ---------------
                                   AMOUNT   RATIO    AMOUNT   RATIO    AMOUNT   RATIO
                                  -------   -----   -------   -----   -------   -----
                                                 (DOLLARS IN THOUSANDS)
As of December 31, 2006
   Total capital
      (to risk-weighted assets)   $32,492   17.1%   $15,213    8.0%   $19,016   10.0%
   Tier I capital
      (to risk-weighted assets)    30,270   15.9      7,606    4.0     11,410    6.0
   Tier I capital
      (to average assets)          30,270   10.4     11,679    4.0     14,598    5.0

As of December 31, 2005
   Total capital
      (to risk-weighted assets)   $31,754   19.6%   $12,961    8.0%   $16,202   10.0%
   Tier I capital
      (to risk-weighted assets)    29,721   18.3      6,481    4.0      9,721    6.0
   Tier I capital
      (to average assets)          29,721   11.4     10,432    4.0     13,040    5.0

     The Bank is permitted to pay dividends to the Company in an amount equal to its net profits in any fiscal year; however, in the event that capital is less than 6% to total assets, the Bank can pay up to 50% of its net profits for that year without prior approval of the State of Illinois Department of Financial and Professional Regulation. In addition, the Bank is unable to pay dividends in an amount which would reduce its capital below the greater of (i) the amount required by the FDIC or (ii) the amount required by the Bank's liquidation account. The FDIC and the Commissioner also have the authority to prohibit the payment of any dividends by the Bank if they determine that the distribution would constitute an unsafe or unsound practice. At December 31, 2006, the Bank could declare up to approximately $103,658 without receiving regulatory approval.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 16: RELATED PARTY TRANSACTIONS

     At December 31, 2006 and 2005, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties).

     The aggregate amount of loans, as defined, to such related parties were as follows:

Balance, January 1, 2006                      $ 581,526
   Change in composition of related parties    (212,572)
   New loans, including renewals                397,294
   Payments, etc., including renewals          (107,645)
                                              ---------
Balance, December 31, 2006                    $ 658,603
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

NOTE 17: EMPLOYEE BENEFIT PLANS

     The Company has a retirement savings 401(k) covering substantially all employees. The Company may contribute to the plan at the discretion of the Board of Directors. Employer contributions charged to expense for 2006, 2005 and 2004 were $5,076, $5,289 and $4,109, respectively.

     The Company also maintains a voluntary employee's benefit association
     (VEBA) for the benefit of substantially all of its full-time employees. Those benefits available under the VEBA include major medical, life, accidental death and dismemberment, and disability insurance. These benefits are available to all employees who have attained a minimum age and length of service. The VEBA is funded through voluntary contributions from employees and contributions of the Company. Employer contributions totaled $375,000, $325,000 and $400,000 for the years ended December 31, 2006, 2005 and 2004. The VEBA has been determined to be a tax-exempt organization with its fiscal year ending December 31.

     The Company has a deferred director fee plan covering certain directors whereby each director may elect to defer their annual fees. For the years ended December 31, 2006, 2005 and 2004, fees deferred and interest expense related to the plan totaled $83,860, $74,908 and $69,745, respectively. The liability related to these plans was $431,501 and $347,641 as of December 31, 2006 and 2005.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     The Company also has deferred compensation agreements with certain directors and officers of the former Rantoul First Bank, SB. The agreements, which include specific service requirements, provide benefits to certain retired directors and officers upon attainment of specified ages, disability or death. The deferred compensation charged to earnings were $3,900 and $16,380 for the year ended December 31, 2006 and 2005. The deferred compensation liability related to these agreements was $146,767 and $161,921 as of December 31, 2006 and 2005.

NOTE 18: EMPLOYEE STOCK OWNERSHIP PLAN

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

     Stock totaling 30,408 shares for 2006, 2005 and 2004 with an average fair value of $11.87, $12.43 and $12.40 were committed to be released, resulting in ESOP compensation expense of $360,977, $378,050 and $376,999 for 2006, 2005 and 2004, respectively. The ESOP shares as of December 31 were as follows:

                                                   2006        2005         2004
                                                 --------   ----------   ----------
Allocated shares                                  174,846      144,438      114,030
Shares released for allocation                         --           --           --
Unreleased shares                                  68,494       98,902      129,310
                                                 --------   ----------   ----------
   Total ESOP shares                              243,340      243,340      243,340
                                                 ========   ==========   ==========
Fair value of unreleased shares at December 31   $808,229   $1,211,550   $1,533,617
                                                 ========   ==========   ==========

     The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At December 31, 2006, the fair value of the 174,846 allocated shares held by the ESOP is $2,063,183.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 19: INCENTIVE PLAN

     The Company has a stock award program or incentive plan which provides for the award and issuance of up to 121,670 shares of the Company stock to members of the Board of Directors and management. The incentive plan purchased 121,670 shares of the Company stock in the open market in 2002. The Company believes that such awards better align the interests of its employees and Board of Directors with those of its shareholders.

     At December 31, 2006, 116,470 shares had been awarded. In 2002, the Company awarded 68,492 shares under the incentive plan which vests ratably over a five-year period, commencing with the date of the award. An additional 53,178 of performance based shares were awarded in December 2005 to members of the Board of Directors and management which will vest based on the achievement of year-over-year goals for profitability improvement and cumulative profitability over a five-year period beginning in 2006 established by the Board of Directors. Expense recognized under the incentive plan totaled $190,174 for 2006, and $109,632 for 2005 and 2004. The recognized tax benefit related thereto was $73,788 for 2006, and $42,537 for 2005 and 2004.

     A summary of the status of the Company's nonvested shares as of December 31, 2006, and changes during the year then ended, is presented below:

                                       2006
                               --------------------
                                          WEIGHTED-
                                           AVERAGE
                                         GRANT-DATE
                                SHARES   FAIR VALUE
                               -------   ----------
Nonvested, beginning of year    80,574     $10.96
Granted                             --
Vested                         (13,698)      8.00
Forfeited                       (5,200)     12.32
                               -------
Nonvested, end of year          61,676     $11.51
                                ======

     As of December 31, 2006 and 2005, there was $360,129 and $810,369 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. During 2006, management reviewed the likelihood of achieving the goals related to the performance based shares and determined that it is unlikely that the Company will achieve its goals for all years in addition to the cumulative goals. Therefore, management adjusted the anticipated compensation expense related to the performance based shares.

     The unrecognized cost as of December 31, 2006 is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004, was $109,584 for each year.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31,2006 AND 2005

NOTE 20: STOCK OPTION PLAN

     The Company has a fixed option plan, which is shareholder approved, under which the Company may grant options that vest over five years to selected employees for up to 304,174 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years. In December 2005, the Company accelerated the vesting of 182,504 options on shares of the Company's stock. The exercise price and remaining terms of the options remained the same. As of December 31, 2006 and 2005, all of the stock options are fully vested.

     The fair value of each option award is estimated on the date of grant Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

     A summary of option activity under the Plan as of December 31, 2006 and changes during the year then ended, is presented below:


                                           2006
                       ---------------------------------------------
                                              WEIGHTED-
                                 WEIGHTED-     AVERAGE
                                  AVERAGE     REMAINING    AGGREGATE
                                 EXERCISE    CONTRACTUAL   INTRINSIC
                        SHARES     PRICE        TERM         VALUE
                       -------   ---------   -----------   ---------
Outstanding,
   beginning of year   299,974    $9.87
   Granted                  --       --
   Exercised            10,000     9.87
   Forfeited or
      expired               --       --
                       -------
Outstanding, end of
   year                289,974    $9.87       6.3 years     $559,650
                       =======                =========     ========
Exercisable, end of
   year                289,974    $9.87       6.3 years     $559,650
                       =======                =========     ========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31,2006 AND 2005

     Cash received from option exercise of the stock option plan for the years ended December 31, 2006, 2005 and 2004 was $98,700, $41,454 and $0,
     respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $8,079, $4,798 and $0, respectively, for the years ended December 31, 2006, 2005 and 2004.

NOTE 21: LEASES

     The Company has several noncancellable operating leases, including a building lease for the Savoy facility, and leases for other various types of equipment, including imaging equipment and other computer and network components. The building lease was originated in 2004 for a term of five years, with a renewal option for an additional five year term, and requires the lessee to pay all executory costs such as real estate taxes, maintenance and insurance. The equipment operating leases expire over the next five years, and generally contain renewal options for one year to five years. Total rental expense for all operating leases was $494,297, $460,792 and $389,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

     Future minimum lease payments under operating leases are:

2007                              $397,007
2008                               176,988
2009                                96,411
2010                                13,928
2011                                   406
                                  --------
   Total minimum lease payments   $684,740
                                  ========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31,2006 AND 2005

NOTE 22: EARNINGS PER SHARE

     Earnings per share (EPS) were computed as follows:

                                              YEAR ENDED DECEMBER 31, 2006
                                          -----------------------------------
                                                        WEIGHTED-
                                                         AVERAGE    PER SHARE
                                            INCOME       SHARES       AMOUNT
                                          ----------   ----------   ---------
Net income                                $1,115,829    2,207,980
Basic earnings per share
   Income available to common
      stockholders                                                     $.51
                                                                       ====
Effect of dilutive securities
   Stock options                                           39,003
   Unearned incentive plan shares                          66,999
                                                       ----------
Diluted earnings per share
   Income available to common
   stockholders and assumed
   conversions                            $1,115,829    2,313,982      $.48
                                          ==========   ==========      ====

                                              YEAR ENDED DECEMBER 31, 2005
                                          -----------------------------------
                                                        WEIGHTED-
                                                         AVERAGE    PER SHARE
                                            INCOME       SHARES       AMOUNT
                                          ----------   ----------   ---------
Net income                                $1,247,695    2,237,853
Basic earnings per share
   Income available to common
      stockholders                                                    $0.56
                                                                      =====
Effect of dilutive securities
   Stock options                                           52,146
   Unearned incentive plan shares                          87,132
                                                        ---------
Diluted earnings per share
   Income available to common
   stockholders and assumed conversions   $1,247,695    2,377,131     $0.52
                                          ==========    =========     =====

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31,2006 AND 2005

                                              YEAR ENDED DECEMBER 31, 2004
                                          -----------------------------------
                                                        WEIGHTED-
                                                         AVERAGE    PER SHARE
                                            INCOME       SHARES       AMOUNT
                                          ----------   ----------   ---------
Net income                                $1,227,733    2,264,866
Basic earnings per share
   Income available to common
      stockholders                                                     $0.54
                                                                       =====
Effect of dilutive securities
   Stock options                                           51,664
   Unearned incentive plan shares                         102,414
                                                        ---------
Diluted earnings per share
   Income available to common
      stockholders and assumed
      conversions                         $1,227,733    2,418,944      $0.51
                                          ==========    =========      =====

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31,2006 AND 2005

NOTE 23: ACQUISITION

     On October 1, 2005, the Company acquired all of the outstanding common stock of Rantoul First Bank, SB located in Rantoul, Illinois. This acquisition expanded the Company's banking presence in east Central Illinois into Rantoul and surrounding communities. Under the terms of the agreement, the Company acquired all of the outstanding shares of common stock for $22.10 per share for a total purchase price of $4.2 million. The transaction was accounted for as a purchase, and the results of operations of both entities since the acquisition date have been included in the consolidated financial statements. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of this transaction.

Cash and cash equivalents                             $ 1,972,552
Securities                                              9,503,128
Loans, net of allowance for loan losses of $200,201    14,504,337
Premises and equipment                                  1,387,844
Federal Home Loan Bank stock                            2,120,800
Foreclosed assets held for sale, net                      640,136
Interest receivable                                       162,955
Deferred income taxes                                     600,337
Goodwill                                                  541,474
Core deposit intangibles                                  422,128
Other assets                                              179,801
                                                      -----------
   Total assets acquired                               32,035,492
Deposits                                               26,736,981
Federal Home Loan Bank advances                           700,000
Other liabilities                                         292,519
                                                      -----------
   Total liabilities assumed                           27,729,500
                                                      -----------
   Net assets acquired                                $ 4,305,992
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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31,2006 AND 2005

     The results of operations relating to Rantoul First Bank, SB, have been reflected in the Company's consolidated statements of income beginning as of the acquisition date. The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the merger had taken place at the beginning of each period.

                             YEAR ENDED DECEMBER 31,
                             -----------------------
                                2005         2004
                             ----------   ----------
Net interest income          $8,088,751   $8,010,483
Net income                    1,024,773      937,813
Basic earnings per share           0.46         0.41
Diluted earnings per share         0.43         0.39


                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 24: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                     DECEMBER 31, 2006             DECEMBER 31, 2005
                                ---------------------------   ---------------------------
                                  CARRYING          FAIR        CARRYING          FAIR
                                   AMOUNT          VALUE         AMOUNT          VALUE
                                ------------   ------------   ------------   ------------
Financial assets
   Cash and cash equivalents    $ 28,791,349   $ 28,791,349   $ 12,447,133   $ 12,447,133
   Available-for-sale
      securities                  64,515,293     64,515,293     76,424,175     76,424,175
   Held-to-maturity
      securities                   4,779,948      4,661,650      3,437,417      3,383,547
   Loans held for sale               835,904        835,904        642,198        642,198
   Loans, net allowance of
      loan losses                185,443,561    185,796,000    156,884,910    155,150,383
   Federal Home Loan Bank
      stock                        3,748,855      3,748,855      6,608,412      6,608,412
   Interest receivable             2,919,235      2,919,235      2,415,689      2,415,689

Financial liabilities
   Deposits                      242,603,081    242,728,000    193,975,267    193,904,000
   Federal funds purchased                --             --      2,500,000      2,500,000
   Federal Home Loan Bank
      advances                    32,800,000      32,881,00     43,200,000     43,022,000
   Junior subordinated
      debentures                   6,186,000      6,084,000      6,186,000      6,402,000
   Pass through payments
      received on loans sold         122,282        122,282         74,695         74,695
   Advances by borrowers
      for taxes and insurance        148,051        148,051        189,366        189,366
   Interest payable                  929,094        929,094        245,118        245,118

Unrealized financial
   instruments (net of
   contract amount)
   Commitments to originate
      loans                                0              0              0              0
   Lines of credit                         0              0              0              0

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

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

NOTE 25: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses, loan servicing rights and foreclosed assets held for sale are reflected in the footnotes regarding loans, loan servicing rights and foreclosed assets held for sale. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

NOTE 26: COMMITMENTS, CREDIT RISK, AND CONTINGENT LIABILITIES

     The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Edgar, Clark, Vermilion and Champaign counties as well as the surrounding communities. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in the agricultural industry.

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

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

     At December 31, 2006 and 2005, the Company had outstanding commitments to originate loans aggregating approximately $5,686,007 and $7,214,425, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $3,886,507 and $5,327,800 at December 31, 2006 and 2005, respectively, with the remainder at floating market rates. At December 31, 2006, the Company had outstanding commitments to purchase $3,260,000 of federally guaranteed agricultural loans secured by farmland and farm equipment.

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

     At December 31, 2006, the Company had granted unused lines of credit to borrowers aggregating approximately $7,871,388 and $4,600,140 for commercial lines and open-end consumers lines, respectively. At December 31, 2005, unused lines of credit to borrowers aggregated approximately $8,491,906 for commercial lines and $4,746,217 for open-end consumer lines.

OTHER CREDIT RISKS AND CONTINGENT LIABILITIES

     The Company had a concentration of funds on deposit with the Federal Home Loan Bank totaling $15,513,505 and $5,526,245 at December 31, 2006 and 2005. The Company had deposits from two customers totaling approximately $33,510,770 and $12,259,000 as of December 31, 2006 and 2005.

NOTE 27: SUBSEQUENT EVENT

     The Company negotiated a revolving line of credit for $2,000,000 with LaSalle Bank National Association on March 13, 2007 for a term of one year. The interest rate, currently 7.09%, is subject to change monthly, and is based on the LIBOR rate plus 175 basis points. Interest payments will be due quarterly. Principal payments may be made at month end without penalty. The loan is secured by all of the First Bank & Trust, s.b. stock owned by the Company. The initial draw of $225,000 occurred on March 13, 2007.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 28: FUTURE CHANGE IN ACCOUNTING PRINCIPLE

     In September 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force No. 06-4, Postretirement Benefits Associated with Split-Dollar Life Insurance (EITF 06-4). EITF 06-4 requires deferred-compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is evaluating the impact of the adoption of EITF 06-4 on its financial condition, results of operations and cash flows.

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 29: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

     Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                            CONDENSED BALANCE SHEETS

                                                          DECEMBER 31,
                                                   -------------------------
                                                       2006          2005
                                                   -----------   -----------
ASSETS
   Cash and due from banks                         $       350   $       175
   Interest bearing demand deposits                    139,268       267,015
                                                   -----------   -----------
      Total cash and cash equivalents                  139,618       267,190
   Available-for-sale securities                       101,762        65,859
   ESOP loan to subsidiaries                           395,837       571,570
   Premises and equipment                              152,240       152,240
   Investment in consolidated subsidiaries:
      First Bank & Trust, S.B.                      31,099,161    30,381,825
      ECS Service Corporation                          331,999       333,275
      First Charter Service Corporation                 74,340        73,758
   Investment in FBTC Statutory Trust                  186,000       186,000
   Cash surrender value of life insurance               68,478        65,078
   Other assets                                        317,777       158,970
                                                   -----------   -----------
      Total assets                                 $32,867,212   $32,255,765
                                                   ===========   ===========
LIABILITIES
   Junior subordinated debentures                  $ 6,186,000   $ 6,186,000
   Other liabilities                                    25,346        23,587
                                                   -----------   -----------
      Total liabilities                              6,211,346     6,209,587
                                                   -----------   -----------
STOCKHOLDERS' EQUITY                                26,655,866    26,046,178
                                                   -----------   -----------
      Total liabilities and stockholders' equity   $32,867,212   $32,255,765
                                                   ===========   ===========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

                         CONDENSED STATEMENTS OF INCOME

                                                       YEAR ENDING DECEMBER 31,
                                                 ------------------------------------
                                                    2006         2005         2004
                                                 ----------   ----------   ----------
INCOME
   Dividends from First Bank & Trust, S.B.       $1,400,000   $  150,000   $  500,000
   Dividends from ECS Service Corporation            50,000           --      150,000
   Interest and dividend income                      51,398       71,830       54,823
   Net realized gains on sales of
      available-for-sale securities                      --      117,959       97,036
   Other income                                       3,399          113           55
                                                 ----------   ----------   ----------
      Total income                                1,504,797      339,902      801,914
                                                 ----------   ----------   ----------
EXPENSES-OTHER                                      797,272      564,200      364,437
                                                 ----------   ----------   ----------
INCOME (LOSS) BEFORE INCOME TAX AND EQUITY IN
   UNDISTRIBUTED INCOME OF SUBSIDIARIES             707,525     (224,298)     437,477
INCOME TAX BENEFIT                                 (305,340)    (147,331)     (84,876)
                                                 ----------   ----------   ----------
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
   INCOME OF SUBSIDIARIES                         1,012,865      (76,967)     522,353
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES      102,964    1,324,662      705,380
                                                 ----------   ----------   ----------
NET INCOME                                       $1,115,829   $1,247,695   $1,227,733
                                                 ==========   ==========   ==========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                           YEAR ENDING DECEMBER 31,
                                                    --------------------------------------
                                                        2006          2005         2004
                                                    -----------   -----------   ----------
OPERATING ACTIVITIES
   Net income                                       $ 1,115,829   $ 1,247,695   $1,227,733
   Items not requiring (providing) cash
      Net realized gains on available-for-sale
         securities                                          --      (117,959)     (97,036)
      Equity in undistributed income of
         subsidiaries                                  (102,964)   (1,324,662)    (705,380)
   Changes in
      Other assets                                     (160,947)      (68,171)     (93,810)
      Other liabilities                                     473        13,735      (34,553)
                                                    -----------   -----------   ----------
      Net cash provided by operating activities         852,391      (249,362)     296,954
                                                    -----------   -----------   ----------
INVESTING ACTIVITIES
   Net change in ESOP loan                              175,733       175,733      175,732
   Purchases of available-for-sale securities           (35,834)     (185,945)    (299,051)
   Proceeds from the sales of available-for-sale
      securities                                             --       985,299      514,235
   Purchase of premises and equipment                        --      (152,240)          --
   Purchase of life insurance policy                         --            --      (62,065)
   Investment in FBTC Statutory Trust                        --      (186,000)          --
   Purchase of Rantoul First Bank, SB                        --    (4,305,992)          --
                                                    -----------   -----------   ----------
      Net cash provided by (used in) investing
         activities                                     139,899    (3,669,145)     328,851
                                                    -----------   -----------   ----------
FINANCING ACTIVITIES
   Purchase of treasury stock                          (684,334)   (1,639,297)     (69,104)
   Dividends paid                                      (542,548)     (581,970)    (574,768)
   Issuance of long-term debt                                --     6,186,000           --
   Exercise of stock options                             98,700        41,454           --
   Tax benefit related to stock options exercised         8,320         4,941           --
                                                    -----------   -----------   ----------
      Net cash provided by (used in) financing
         activities                                  (1,119,862)    4,011,128     (643,872)
                                                    -----------   -----------   ----------
NET CHANGE IN CASH AND CASH EQUIVALENTS                (127,572)       92,621      (18,067)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR          267,190       174,569      192,636
                                                    -----------   -----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR            $   139,618   $   267,190   $  174,569
                                                    ===========   ===========   ==========

                           FIRST BANCTRUST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

NOTE 30: QUARTERLY FINANCIAL INFORMATION

     The following is a summary of selected quarterly results of operations for the years ended December 31, 2006 and 2005:

                                                  QUARTER ENDED
                                ------------------------------------------------
                                DECEMBER 31   SEPTEMBER 30    JUNE 30   MARCH 31
                                -----------   ------------   --------   --------
                                        (In thousands, except share data)
2006
   Net interest income             $1,950        $1,992       $1,948     $2,017
   Provision for loan losses           67            68           50         45
   Noninterest income                 848           897          931        785
   Noninterest expense              2,351         2,491        2,452      2,489
   Income before income tax           380           330          377        268
   Net income                         336           272          281        727
   Basic earnings per share          0.16          0.12         0.13       0.10
   Diluted earnings per share        0.14          0.12         0.12       0.10

2005
   Net interest income             $2,056        $1,863       $1,908     $1,839
   Provision for loan losses          223            99           94         94
   Noninterest income                 838           848          842        810
   Noninterest expense              2,344         2,305        2,127      2,157
   Income before income tax           327           307          529        398
   Net income                         283           262          400        303
   Basic earnings per share          0.13          0.12         0.18       0.13
   Diluted earnings per share        0.12          0.11         0.17       0.12

                           FIRST BANCTRUST CORPORATION
                             SHAREHOLDER INFORMATION

STOCK LISTING AND PRICE INFORMATION

The Company's common stock trades on the Nasdaq Capital Market under the symbol "FBTC". As of March 9, 2007, the number of outstanding shares of common stock of the Company totaled 2,293,400. These shares were held by 435 persons or entities, which does not individually count each person or entity holding stock in nominee of street name through various brokers or banks.

The following schedule shows the high and low bid prices for each of the quarters in 2004, 2005, and 2006:

  Quarter Ended:      High    Low
  --------------     -----   -----
March 31, 2004       13.07   11.75
June, 30 2004        13.32   12.25
September 30, 2004   12.53   11.50
December 31, 2004    12.74   11.80
March 31, 2005       12.89   11.71
June, 30 2005        12.65   10.85
September 30, 2005   12.90   12.59
December 31, 2005    12.90   11.95
March 31, 2006       13.49   11.63
June, 30 2006        12.23   10.95
September 30, 2006   12.20   11.35
December 31, 2006    12.00   11.02

At March 9, 2007, the closing price of a common share was $11.75. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the years ended December 31, 2004, 2005, and 2006, the Company declared dividends as follows:

  Date Declared        Record Date         Payment Date          Amount
  -------------     -----------------   ------------------   -------------
February 12, 2004   February 24, 2004   March 5, 2004            $0.05
March 25, 2004      April 30, 2004      May 21, 2004         2 for 1 split
May 13, 2004        June 4, 2004        June 11, 2004            $0.06
August 12, 2004     August 30, 2004     September 8, 2004        $0.06
November 12, 2004   November 29, 2004   December 17, 2004        $0.06
February 10, 2005   February 25, 2005   March 8, 2005            $0.06
May 12, 2005        June 3, 2005        June 14, 2005            $0.06
August 11, 2005     August 26, 2005     September 9, 2005        $0.06
November 10, 2005   December 2, 2005    December 16, 2005        $0.06
February 9, 2006    February 21, 2006   March 6, 2006            $0.06
May 11, 2006        June 5, 2006        June 14, 2006            $0.06
August 10, 2006     September 1, 2006   September 15, 2006       $0.06
November 9, 2006    December 4, 2006    December 15, 2006        $0.06

All dividends per share have been adjusted to reflect the stock split.

The following graph compares the cumulative total stockholder return on the Company's common stock ("FBTC"), with the cumulative return for the NASDAQ, Total Return Index and the SNL Less Than $250 Million Thrift Index over the same period, assuming the investment of $100 on April 19, 2001, and reinvestment of all dividends.

                           FIRST BANCTRUST CORPORATION

                               (PERFORMANCE GRAPH)

                                                       PERIOD ENDING
                              ---------------------------------------------------------------
INDEX                         12/31/01   12/31/02   12/31/03   12/31/04   12/31/05   12/31/06
-----                         --------   --------   --------   --------   --------   --------
First BancTrust Corporation    100.00     112.63     166.49     165.85     174.58     171.62
NASDAQ Composite               100.00      68.76     103.67     113.16     115.57     127.58
SNL <$250M Thrift Index        100.00     124.61     173.38     175.97     170.07     170.14

SOURCE : SNL FINANCIAL LC, CHARLOTTESVILLE, VA                    (434) 977-1600
(C) 2007                                                             www.snl.com

Stockholders, investors and analysts interested in additional information may contact:

Sarah Aguirre
Administrative Assistant
First BancTrust Corporation
101 S. Central Avenue
Paris, IL 61944-0880

ANNUAL REPORT ON FORM 10-K

A copy of the annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to Sarah Aguirre, Administrative Assistant, at the above address.

SPECIAL REGULATORY COUNSEL

Howard & Howard Attorneys, P.C.
The Pinehurst Office Center, Suite 101
39400 Woodward Avenue
Bloomfield Hills, MI 48304-5151

INDEPENDENT ACCOUNTANTS

BKD, LLP
225 North Water Street
Suite 400
Decatur, IL 62525-1580

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of First BancTrust Corporation will be held at 10:00 a.m. April 23, 2007 at:

Human Resources Center
118 E. Court Street
Paris, Illinois 61944

TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the transfer agent:

Illinois Stock Transfer Company
209 W. Jackson Boulevard
Suite 903
Chicago, Illinois 60606
(312) 427-2953

                                    DIRECTORS

JOHN W. WELBORN
Chairman of the Board; Retired Facilities Manager, TRW, Inc., Marshall, Illinois

JOSEPH R. SCHROEDER
Attorney in private practice with the law firm of Bennett, Schroeder & Wieck, Marshall, Illinois

VICK N. BOWYER
Co-owner and registered principal of Linsco/Private Ledger Branch, a registered broker-dealer, Marshall, Illinois

JAMES D. MOTLEY
Self employed owner of accounting firm James D. Motley, C.P.A. Paris, Illinois

TERRY T. HUTCHISON
Self-employed Business Consultant, Paris, Illinois

DAVID W. DICK
Senior Partner Gladding & Dick Insurance; agents for Country Insurance and Financial Services, Bloomington, Illinois; Illinois licensed embalmer and funeral director

JOHN P. GRAHAM
Director of Accounting, Regency Associates, Champaign, Illinois

TERRY J. HOWARD
President and Chief Executive Officer of the Company and First Bank

                               EXECUTIVE OFFICERS

TERRY J. HOWARD
Director, President and Chief Executive Officer of the Company and First Bank & Trust, s.b.

ELLEN M. LITTERAL
Chief Financial Officer and Treasurer of the Company and Senior Vice President of First Bank & Trust, s.b.

JACK R. FRANKLIN
Sr. Vice President of the Company and President of the First Bank of Savoy, a branch of First Bank & Trust, s.b.

DAVID F. SULLIVAN
Vice President of the Company and President of First Bank of Paris, a branch of First Bank & Trust, s.b.

LARRY W. STROHM
Vice President of the Company and President of First Bank of Marshall, a branch of First Bank & Trust, s.b.

                                BANKING LOCATIONS

                                   MAIN OFFICE

                            101 South Central Avenue
                              Paris, Illinois 61944
                                 (217) 465-6381

                                 BRANCH OFFICES

610 North Michigan Avenue
Marshall, Illinois 62441
(217) 826-6308

1500 East Grove Avenue
Rantoul, Illinois 61866
(217) 893-8100

826 West Champaign
Rantoul, Illinois 61866
(217) 892-9111

1251 Woodfield Drive
Savoy, Illinois 61874
(217) 351-3526

10 East Cumberland
Martinsville, Illinois 62442
(217) 382-3430

Community Finance
208 West Washington St
Paris, Illinois 61944
(217) 465-5626