Form 10-K, Exhibit 13
period 2007-12-31
FIRST BANCTRUST CORP
filed 2008-03-28
CIK 1129847

Exhibit 13.0
March 10, 2008
Dear Fellow Shareholder:
I am pleased to report that we were able to continue growing during 2007. We grew average earning assets improving our net interest income in spite of a challenging interest rate environment. Our net income declined slightly from 2006 due to significant increases in our provision for loan losses to both accommodate the growth in our loan portfolio and to offset individual losses as problem loans were identified over the course of the year. We firmly believe that increasing the provision for loan losses establishes a stronger foundation for future earnings. In addition, we secured the services of a Chief Credit Officer with considerable Commercial Lending experience to strengthen our lending staff while also leading the effort to further improve our loan underwriting procedures, work through problem loans and reduce future losses. Our management team determined that it was not economically desirable to continue operating our current second location in Rantoul. Therefore, on January 31, 2008, our West side office was closed with little impact on our current customer base. Our full service East side office continues to serve that community. In related branch news, First Bank of Martinsville, which opened in 2006, continues to grow and expand financial services available in Clark County. We believe that this prototype branch, specifically designed for smaller communities, has proven to be the base for economical delivery of financial services. We are confident in our ability to continue recent growth trends in all Counties currently served, while delivering improved earnings through increased efficiencies and a growing net interest income.
On February 28, 2008, we acquired a two-story commercial building in the heart of downtown Champaign, Illinois. This area is enjoying a time of renovation and redevelopment and we are proud to become a part of this progressive environment. Our location is immediately adjacent to a new nine story complex of business offices and residential condominiums, as well as a new multi-story parking facility. Our goal is to establish a full service branch office location in the first floor of that building in late 2009. We will also be offering leased office space whose tenants and guests can also have access to a fully-appointed, small conference center.
During the second half of 2007, our commercial lending staff in Champaign County substantially increased and expanded the number of customer relationships we have in that area growing both our loan portfolio and deposit balances. This effort has greatly enhanced our small business banking image and will in turn improve corporate earnings and product offerings. Our established locations in Clark, Edgar, and Champaign Counties will also benefit from this expansion, as we gain additional expertise in new lending areas which will allow us to expand services to current customers and attract new customers. Our customers will find us better able to meet all of their needs for expanded, innovative and exciting financial services.

We continued to operate in a challenging financial and economic environment throughout 2007, while slightly improving our net interest margin during the latter months of the year. That improvement will significantly enhance our future earnings. We also developed new sources of funding that will help us improve our net interest margin while remaining competitive in our local markets as we continue to grow our core deposit base.
The addition of a senior commercial lender in the second half of 2007 presented us with the opportunity to continue growing and diversifying our loan portfolio throughout the remainder of the year. Our loan growth exceeded our projections for the year, resulting in prudent increases in the provision for loan losses. While this activity resulted in higher than budgeted interest income, the increase in the loan portfolio was funded primarily through high-cost sources of funds, primarily certificates of deposit from our local markets. The initial result (when coupled with an inverted yield curve early on) was a lower than anticipated increase in net interest income. We are working to replace these costly funding sources with core deposits and efficient wholesale funding sources. Continuing our focus on enhancing our net interest margin should enhance our profitability throughout 2008 and beyond.
Even though we did sustain higher loan losses in the small business sector of our more mature markets, those markets are economically stable and the new markets we are entering remain robust and continue to expand. Lower interest rates on consumer and residential mortgage loans will increase demand for those products, generating additional fee income in 2008. Our agricultural commercial customers continue to experience increased profitability as commodity prices strengthen at new higher levels. Our commercial lending expertise is in areas that we believe to be stable and expanding. We do not expect a significant downturn in the general economy in our area during 2008. As I stated last year, “We will continue to pursue our strategy of offering lending products that are responsive to the needs of the communities we serve, continuing the growth in our interest income. We will continue to seek growth through acquisition when we can identify opportunities in or adjacent to our current market area that are likely to enhance our financial performance”.
We have demonstrated our commitment for improved operating efficiency through the closing of a branch office that was overburdened with expense relative to its potential for growth. During 2007, we confirmed that our current organizational structure will allow us to grow without adding significant operating overhead. A significant portion of the increase in our operating expenses for 2007 can be attributed to the cost of acquiring, holding, and disposing of problem loan assets. We remain committed to improving both operating efficiency and interest margins. That commitment should yield enhanced financial performance for 2008 and beyond.
We greatly appreciate your continued support of our efforts and this company. The management team’s commitment has not wavered in facing the continuing challenges of operating a community-oriented, independent financial institution. Our goal has not changed - We will maximize the total value of your investment by providing the best community banking experience possible for our customers in the communities we serve.
Sincerely,
Terry J. Howard
President and Chief Executive Officer

First BancTrust Corporation
Selected Financial Data (in thousands, except share data)

	2007	2006	2005	2004	2003

Summary of Operations
Interest income	$18,489	$16,292	$12,999	$11,774	$11,899
Interest expense	10,274	8,385	5,333	4,397	4,621

Net interest income	8,215	7,907	7,666	7,377	7,278

Provision for loan losses	775	230	510	515	728
Noninterest income	3,783	3,462	3,338	3,469	3,819
Noninterest expense	9,872	9,784	8,933	8,564	7,488

Income before income tax	1,351	1,355	1,561	1,767	2,881
Income tax expense	295	239	313	539	932

Net Income	1,056	1,116	1,248	1,228	1,949

Per Share (1)
Basic earnings per share	$0.49	$0.51	$0.56	$0.54	$0.85
Diluted earnings per share	$0.47	$0.48	$0.52	$0.51	$0.81
Cash dividends paid	$0.24	$0.24	$0.24	$0.23	$0.175
Book value at December 31	$12.07	$11.50	$11.00	$11.04	$10.55
Market value at December 31	$10.64	$11.80	$12.19	$11.58	$11.62

Ratios Based on Net Income
Return on average stockholders’ equity	4.00%	4.26%	4.66%	4.58%	7.38%
Return on average assets	0.35%	0.40%	0.52%	0.54%	0.90%
Net interest margin on average earning assets	2.99%	3.06%	3.46%	3.56%	3.68%
Dividend payout ratio	48.98%	48.62%	46.64%	46.82%	23.05%

Year-End Balance Sheet Data
Total assets	326,875	311,058	273,865	230,924	226,194
Net loans (2)	235,249	186,279	157,527	117,586	106,864
Securities	53,959	69,295	79,862	88,723	93,742
Deposits	232,139	242,603	193,975	159,471	163,028
Other borrowings	65,701	38,986	51,886	42,500	35,500
Total stockholders’ equity	26,501	26,656	26,046	27,547	26,392
Average equity to average assets	8.77%	9.27%	11.08%	11.84%	12.19%

(1)	Per share data reflects two for one stock split on May 21, 2004

(2)	Includes loans held for sale

First BancTrust Corporation
Management’s Discussion and Analysis
(Table dollar amounts in thousands, except share data)
First BancTrust Corporation (“Company”) is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, First Bank & Trust, s.b. (“First Bank” or “Bank”), ECS Service Corporation, and First Charter Service Corporation. FBTC Statutory Trust I is an unconsolidated wholly-owned subsidiary of the Company.
The Company conducts traditional banking activities through the Bank, including originating and servicing residential, commercial, and consumer loans and providing a broad range of depository services; but, otherwise, conducts no significant business, except through the Company’s other subsidiaries, First Charter Service Corporation and ECS Service Corporation. The Community Finance Center, Incorporated, which originally operated as a subsidiary of the Bank, provided retail consumer lending to the Bank’s market area. In May, 2005, Community Finance Center, Incorporated was dissolved, and those activities were merged into the Bank. Beginning in October, 2004, activities formerly provided through First Charter Service Corporation were assumed under a third-party agreement between First Advisors Financial Group and the Bank. First Advisors provides securities brokerage, asset management services, and other investment services and also engages in the sale of tax deferred annuities, and other insurance products. First Charter is currently in inactive status. ECS Service Corporation, doing business as Edgar County Title, provides abstracting services and title insurance for the Bank’s market area.
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
“Safe Harbor” Statement
In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. The forward-looking statements are identifiable by the use of the terms “believes,” “expects,” “anticipates,” “estimates,” or similar expressions. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates); the impact of competition for the Company’s customers from other providers of financial services; the impact of government legislation and regulation (which changes from time to time and over which the Company has no control); and other risks detailed in this Annual Report and in the Company’s other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

Financial Overview
First Bank, an Illinois-chartered stock savings bank, which currently operates offices in Paris, Marshall, Savoy, Rantoul, and Martinsville, Illinois, is the principal operating subsidiary of the Company. The Company is a publicly held financial services holding company chartered in Delaware. Our primary business activities are concentrated on providing financial services to households, agriculture, and small businesses in east-central Illinois through First Bank. These activities are supplemented by the activities of our other operating subsidiary, Edgar County Title Company, which provides land title insurance and closing agency services from its office in Paris, Illinois. The remaining subsidiary company, First Charter Financial Services, has been inactive since late in 2004, when a strategic alliance was established with First Advisor Financial Group, which now provides non-insured investment products, insurance products and asset management guidance to the Bank’s customers.
During 2007, the Company continued its efforts to assure growth without significantly increasing overhead expenses; re-structured lending operations to assure progressive improvement in the quality of the loan portfolios; and virtually completed its efforts to ensure that our financial controls not only assure compliance with the provisions of Sarbanes-Oxley 404, but also improve future financial performance. Late in 2007 we notified our customers in Rantoul of our intent to close the west-side branch location acquired in 2006 as of January 31, 2008. We were not able to negotiate lease terms or re-locate to another building in that area under conditions that would have allowed us to operate that location profitably at any time in the foreseeable future. This branch closure should improve the efficiency of our operations in Rantoul without hampering our ability to provide a full range of financial services to the community. In mid-2007 we acquired the services of an experienced chief credit officer to oversee and enhance our efforts to both grow and improve the quality of our loan portfolio. Our loan underwriting process and credit administration efforts have been fine-tuned to reflect the growth achieved in small business lending while improving the efficiency of our operations for household and agricultural lending. We discovered early on in the process to “ramp up” to the level of financial controls required by SOX404 that there were inherent efficiencies to be achieved in eliminating, refining, and re-designing processes that positively impacted our financial controls. These efforts were made in addition to our on-going efforts to continue developing new deposit products and other services that will expand our customer base and provide more sources of fee-based income.
In 2007 net income was $1.06 million or 47 cents per diluted share. This was slightly lower than net income recorded for 2006 of $1.12 million or 51 cents per diluted share and net income recorded in 2005 of $1.2 million or 52 cents per diluted share. Total assets increased to $326.9 million at December 31, 2007 from $311.1 million at December 31, 2006. Loans, net of allowance for loan losses, increased by $48.9 million to $235.2 million at December 31, 2007 compared to $186.3 million at December 31, 2006. Total deposits declined to $232.1 million at December 31, 2007, a decrease of $10.5 million compared to total deposits of $242.6 million at December 31, 2006.

Growth in the number of households we serve continued at a rate of about 3.0% even though we did not open any new offices during the year. Eighty percent of that growth was nearly evenly divided between our offices in Savoy and Martinsville. Even more important than the continued growth was the increase in core savings and checking accounts. Our Pay Yourself First savings and Classic Advantage checking accounts continue to attract new households while more small businesses are taking advantage of deposit services available through our Business Checking and Business Money Market accounts. The growth in these accounts alone was over twice the net number of accounts gained during 2007. This growth was a significant factor in the increase in account fees which were 14.3% higher than in 2006. Noninterest income from account fees and other sources continues to increase year over year as the number of households and small businesses we serve increases. During 2007 we concentrated our marketing efforts on our core deposit products and services for households and small businesses and were able to increase our core deposit base. Therefore, in 2008 we will emphasize those marketing efforts to continue building core deposits while increasing the balance of the loan portfolio which should also improve net interest income.
The management and staff in each First Bank market are committed to improving the economic environment of the communities where they work and live by investing locally through a variety of robust lending programs. During 2007 our loan portfolio grew by $49.3 million, an increase if 26% over year end 2006. It is significant to note that 83.5 % of this growth was in Real Estate loans. Both 1-4 Family and Multifamily loan balances increased markedly accounting for 43.6% of the total growth. Other Real Estate lending in Construction and for Commercial and Agricultural purposes comprised 40% of the total increase. The remaining growth was primarily for Commercial and Industrial lending (14.3% of total growth) and to finance increased Agricultural production (2.0% of the total).
Growing loan balances, which typically earn higher rates of interest than other interest-earning assets, is deemed a key strategy in improving our net interest margin. This strategy, when combined with our strategy to raise the percentage of core deposits relative to total deposits, will positively impact the rate of increase of net interest margin over future years. The role of the ALCO committee has been expanded to include senior managers who oversee funds pricing, deposit gathering, and wholesale funding alternatives to optimize interest margins and minimize interest rate risk in any interest rate environment. Senior managers who oversee lending operations participate in ALCO processes to assure that optimal pricing strategies for the current interest rate and competitive environments are implemented. Effectively combining these strategies will enhance our efforts to improve our net interest margin throughout upcoming years.
We have extended our footprint in our growth markets and finished consolidating corporate operations into a single facility. These objectives have enhanced our ability to attract new business and to assure increased efficiencies in our operations. We have also acted to assure the adequacy of our Allowance for Loan and Lease Losses (ALLL) in light of our success in growing loan balances, resulting in an allocation 56% higher than the average over the past four years. During 2007 we determined that known and anticipated losses on existing loans were 72% higher than our average experience over the past four years. Although these actions combined to depress net income before income taxes by nearly $700,000 for 2007 as compared to our four-year average, we believe that we have established a firmer foundation on which to base improving earnings. We are beginning to realize increasing revenue streams from strategic growth initiatives. The consolidation of our physical facilities has been completed which will increase operating efficiency. We have also enhanced our ALCO processes to better coordinate deposit and lending activities and pricing in varying interest rate and economic environments. While we continuously seek new ways to improve our performance, we believe that we have set a course to improved financial results through the opportunities and challenges we will face in the future. The Company will also continue to review opportunities for acquisitions in new, contingent market areas, to assure that both our economic value and future income will be enhanced by those acquisitions.
Comparison of Operating Results for the Years Ended
December 31, 2007, December 31, 2006, and December 31, 2005
General
Net income for 2007 decreased by $60,000, or 5.39% from $1.12 million for the year ended December 31, 2006 to $1.06 million for the year ended December 31, 2007. The decrease in net income is primarily due to increases in the provision for loan losses, noninterest expense, and income tax expense, partially offset by increases in net interest income and noninterest income. Net income for 2006 decreased by $132,000, or 10.57% from $1.25 million for the year ended December 31, 2005 to $1.12 million for the year ended December 31, 2006. The decrease in net income is primarily due to an increase in noninterest expense, partially offset by increases in net interest income and noninterest income, and decreases in the provision for loan losses and income tax expense. Return on average assets decreased to 0.35% for the year ended December 31, 2007 from 0.40% for the year ended December 31, 2006, which had decreased from 0.52% for the year ended December 31, 2005. Return on average equity decreased to 4.00% for the year ended December 31, 2007 from 4.26% for the year ended December 31, 2006, which had decreased from 4.66% for the year ended December 31, 2005.
Net Interest Income
Net interest income increased by $307,000 or 3.9% from $7.9 million for the year ended December 31, 2006 to $8.2 million for the year ended December 31, 2007. The primary reason for the increase in net interest income is an increase in interest and dividend income of $2.2 million, partially offset by a $1.9 million increase in total interest expense. For the year ended December 31, 2007, net interest margin decreased by 7 basis points from 3.06% for the year ended December 31, 2006 to 2.99% for the year ended December 31, 2007.
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

For the year ended December 31, 2007, the net interest margin primarily decreased as a result of a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 110.46% for the year ended December 31, 2006 to 108.42% for the year ended December 31, 2007. The average rate of interest bearing liabilities increased by 48 basis points from 2006 to 2007, while the average rate earned on interest bearing assets only increased by 43 basis points. The average rate earned on interest-bearing assets increased from 6.30% in 2006 to 6.73% for 2007, while the average balances of interest-bearing assets increased by $16.1 million, primarily due to 2007 loan growth. The average 2007 loan portfolio balance of $204.5 increased by $30.1 million from the average loan portfolio balance in 2006 of $174.4 million. The 2007 loan growth was primarily funded by a decrease in the average balance of the investment portfolio, and by increases in the average deposit balances and the average borrowings. The average balance of interest bearing liabilities increased by $19.2 million from a $234.1 million average in 2006 to a 2007 average balance of interest bearing liabilities of $253.3 million. The average rate paid on interest bearing liabilities increased from 3.58% for the year ended December 31, 2006 to 4.06% for the year ended December 31, 2007.
For the year ended December 31, 2006, the net interest margin primarily decreased as a result of a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 113.06% for the year ended December 31, 2005 to 110.46% for the year ended December 31, 2006. The average rate of interest bearing liabilities increased by 86 basis points from 2005 to 2006, while the average rate earned on interest bearing assets only increased by 44 basis points. The average rate earned on interest-bearing assets increased from 5.86% in 2005 to 6.30% for 2006, while the average balances of interest-bearing assets increased by $36.7 million, primarily due to 2006 loan growth. The average 2006 loan portfolio balance of $174.4 increased by $43.0 million from the average loan portfolio balance in 2005 of $131.4 million. The 2006 loan growth was primarily funded by a decrease in the average balance of the investment portfolio, and by an increase in the average deposit balances. The average balance of interest bearing liabilities increased by $37.9 million from a $196.2 million average in 2005 to a 2006 average balance of interest bearing liabilities of $234.1 million. The average rate paid on interest bearing liabilities increased from 2.72% for the year ended December 31, 2005 to 3.58% for the year ended December 31, 2006.
In 2008 interest income should improve due to a combination of factors unlike 2007 when projections indicated that interest margins would increase as a result of an increase in the average rate earned on interest-earning assets. Not only do we anticipate continuing the growth of interest earning assets, we also expect a decline in interest paid on interest bearing liabilities. Net interest income should also increase as a result of the continuing conversion of investments and securities to higher-yielding loans. Management anticipates further growth in loan volume in the Champaign County market, primarily in Commercial and Small Business lending. Growth in household lending, including home equity loans, is also expected to continue in all markets throughout the year. Continued loan growth will be funded through traditional sources, such as increasing deposit balance, as well as economically priced wholesale funding sources management developed during 2007. We have demonstrated our ability to attract new deposits in the new markets we have entered since 2004. This is also reflected in the growth in deposit accounts associated with small business lending. We now should begin to enjoy the benefits of expansion that we effectively paid for over the past few years.

Economic forecasts for our market area in 2008 indicate that the demand for all types of loans is likely to continue throughout the year. Indications are that interest rates will continue to decline through year end followed by rising rates thereafter. We will therefore be focusing our efforts to better take advantage of this interest rate environment. Our efforts to increase loans as a percentage of interest-earning assets will likely result in an increase in our net interest margin during 2008 as we continue operations under a more normal yield curve than was prevalent throughout most of 2007. Deposit rates, which tend to be based on the short end of the yield curve, have declined more quickly than loan rates which tend to be based on the longer end of the yield curve. If the yield curve maintains a more normal upward slope, then our efforts will result in an increase in the net interest margin throughout the year.
Interest and Dividend Income – Total interest and dividend income for 2007 was $18.5 million, an increase of $2.2 million over 2006 total interest income of $16.3 million, which was primarily attributable to an increase in loan interest income. Loan interest income for the year 2007 totaled $15.4 million, a $2.7 million increase over the 2006 total of $12.7 million. The $2.7 million increase was primarily a result of 2007 average loan growth of $30.1 million, and an increase of 25 basis points in the average rate of interest earned on the loan portfolio. Interest and dividend income from securities for 2007 decreased by $443,000 from $3.20 million for the year ended December 31, 2006 to $2.8 million for the year ended December 31, 2007. Dividends on Federal Home Loan Bank stock declined by $99,000 from $186,000 for the year ended December 31, 2006 to $87,000 for the year ended December 31, 2007. Interest earned from deposits with financial institutions increased by $17,000 from $204,000 for the year ended December 31, 2006 to $221,000 for the year ended December 31, 2007.
Continuing to increase the average balance of outstanding loans as well as an increasing the balance of outstanding loans as a percentage of total earning assets experienced in 2007 should result in an increase in interest income for 2008. The yield curve has returned to a more historically normal configuration, but at a level significantly lower than in 2007. Even if the yield curve retains this configuration throughout the year the rates generally available for new loans are anticipated to be slightly less than the yield of the current portfolio. This resultant reduction in the average interest rate earned on the portfolio is likely to be partially offset by increased loan balances, but the principal source for improvement in the net interest margin will be lower-costing interest bearing liabilities. In addition, an increasing volume of loans set to re-price during 2008 will tend to hamper any gains on loan portfolio yields.
Total interest and dividend income for 2006 was $16.3 million, an increase of $3.3 million over 2005 total interest income of $13.0 million, which was primarily attributable to an increase in loan interest income. Loan interest income for the year 2006 totaled $12.7 million, a $3.3 million increase over the 2005 total of $9.4 million. The $3.3 million increase was primarily a result of 2006 average loan growth of $43.0 million, and to a lesser extent, an increase of 11 basis points in the average rate of interest earned on the loan portfolio. Interest and dividend income from securities for 2006 decreased by $44,000 from $3.24 million for the year ended December 31, 2005 to $3.20 million for the year ended December 31, 2005. Dividends on Federal Home Loan Bank stock declined by $26,000 from $212,000 for the twelve months ended December 31, 2005 to $186,000 for the twelve months ended December 31, 2006. Interest earned from deposits with financial institutions increased by $91,000 from $113,000 for the year ended December 31, 2005 to $204,000 for the year ended December 31, 2006.

The following schedule compares average total loan balances by major categories for the years 2007 and 2006:

	Average Balance			%
	2007	2006	Change	Change
	(Dollars in thousands)

Real Estate Loans
One-to-four family	$68,849	$56,275	$12,574	22.34%
Multi-family	5,960	1,988	3,972	199.80%
Commercial	36,538	32,206	4,332	13.45%
Construction	3,202	2,554	648	25.37%
Agricultural	27,574	22,908	4,666	20.37%

Total real estate loans	142,123	115,931	26,192	22.59%
Agricultural production finance	19,380	18,584	796	4.28%
Commercial and industrial loans	10,624	9,894	730	7.38%
Consumer loans	34,494	32,556	1,938	5.95%

Total loans	206,621	176,965	29,656	16.76%
Allowance for loan losses	(2,106)	(2,590)	484	-18.69%

Net Loans	$204,515	$174,375	$30,140	17.28%

The average net loan portfolio increased by $30.1 million or 17.3% from $174.4 million in 2006 to $204.5 million in 2007. This was primarily a result of increases in average real estate loans of $26.2 million, average consumer loans of $1.9 million, $796,000 in average agricultural production finance loans, a $730,000 increase in average commercial and industrial loans, and a decrease in the average allowance for loan losses of $484,000. The $26.2 million increase in average real estate loans was primarily a result of an increase in the average one-to-four family real estate loans of $12.6 million, or 22.3%, an increase in commercial real estate loans of $4.3 million or 13.5%, and an increase of $4.7 million or 20.4% in average agricultural real estate loans. Average multifamily real estate loans also increased by $4.7 million in comparing 2007 to 2006, and average construction real estate loans increased by $648,000 from 2006 to 2007.
The 22.3% increase of $12.6 million in the average one-to-four family residential loans was primarily due to originations of $53.6 million on one-to-four family residential properties in 2007, of which $16.5 million in loans were originated for sale into the secondary market. Of the $37.1 million in portfolio originations on one-to-four family residential properties during 2007, $23.0 million were originated in the Champaign County market. Total home equity lines of credit originated by all branches during 2007 totaled $4.2 million. The average balance of multi-family real estate loans increased by $4.0 million from $2.0 million in 2006 to $6.0 million in 2007, primarily as a result of $14.8 million in new originations. Average commercial real estate loans increased by $4.3 million or 13.5% from an average of $32.2 million in 2006 to $36.5 million in 2007. This was primarily attributable to $27.9 million in new originations during 2007, of which $22.8 million was generated in the Savoy market.

The average balance of agricultural real estate loans increased by $4.7 million or 20.4% from an average balance of $22.9 million in 2006 compared to an average balance of $27.6 million in 2007. New originations of farmland loans during 2007 totaled $8.1 million. The average balance of consumer loans increased by $1.9 million or 5.9% from 2006 to 2007, primarily as a result of $19.7 million in new originations in consumer loans during 2007. Agricultural production finance loans increased by $796,000 or 4.3% from an average balance of $18.6 million in 2006 to an average balance of $19.4 million in 2007, resulting primarily from new originations in 2007 of $16.5 million. Commercial and industrial loans increased by $730,000 or 7.4% from an average balance of $9.9 million for 2006 compared to an average balance of $10.6 million for 2007, primarily as a result of new originations of $18.3 million during 2007.
Investment income decreased by $443,000 from $3.2 million for the year ended December 31, 2006 to $2.8 million for the year ended December 31, 2007. This was primarily due to a reduction in the average balance of the investment portfolio in 2007 of $13.2 million from the 2006 average of $74.7 million to the 2007 average balance of $61.5 million, partially offset by an increase in the average rate of 20 basis points from 4.28% during 2006 to 4.48% during 2007. Sales of $7.2 million in municipal bonds during 2007, and maturities and principal repayments of $19.0 million were partially offset by securities purchases of $10.3 million in securities during 2007. The decrease in the average balance of the securities portfolio was primarily used to fund loan growth.
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
Interest Expense – Interest expense increased by $1.9 million, or 22.5%, from $8.4 million for the year ended December 31, 2006 to $10.3 million for the year ended December 31, 2007. Interest on deposits increased by $1.6 million from $6.4 million for the year ended December 31, 2006 to $8.0 million for the year ended December 31, 2007. Interest on Federal Home Loan Bank advances and other debt increased by $264,000 from $2.0 million for the year ended December 31, 2006 to $2.3 million for the year ended December 31, 2007.
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

The $1.9 million or 22.5% increase in deposit interest expense from 2006 to 2007 was primarily due to increases in the average balance and the average cost of funds for deposits. Overall, the average balance of deposits increased from $189.1 million for 2006 to $202.9 million for 2007. This increase was primarily due to an increase of $10.9 million in the average balance of certificates of deposit and a $2.3 million increase in the average balance of savings accounts. This was primarily due to the acquisition of $10.1 million in certificates of deposit acquired from CIB Marine BancShares, Inc. in early December, 2006. The average rate of interest paid on certificates of deposit increased by 42 basis points from an average rate in 2006 of 4.23% to an average rate in 2007 of 4.65%. The average balance in savings accounts increased by $2.3 million from the 2006 average of $12.5 million to the 2007 average of $14.7 million, primarily due to the promotion of the “Pay Yourself First” savings account product. “Pay Yourself First” is a relationship account which offers a premium savings rate to account holders who must have an active monthly transfer into the account from an internal checking account. The average rate paid on savings accounts increased by 123 basis points from the 2006 average rate of 0.83% to the 2007 average rate of 2.06%. Interest bearing demand accounts experienced a $679,000 increase in the average balance from the 2006 average of $48.4 million to the 2007 average of $49.1 million, and a 75 basis increase in average rate. The primary reason for the increase in both average balance and rate from 2006 to 2007 was the restructuring of the “Classic Checking” senior checking product to attract lower cost deposits. The funds generated from the increase in the average balance of deposits were used to fund loans during 2007.
The $2.9 million or 81.5% increase in deposit interest expense from 2005 to 2006 was due to increases in the average balance and the average cost of funds for deposits. Overall, the average balance of deposits increased from $151.0 million for 2005 to $189.1 million for 2006. This increase was primarily due to an increase of $42.3 million in the average balance of certificates of deposit, resulting from a combination of factors including the acquisition of $19.2 million in certificates of deposit from the acquisition of Rantoul First Bank in October, 2005. Also, $10.1 million in certificates of deposit were acquired from CIB Marine BancShares, Inc. in early December, 2006. Other factors contributing to the increase of the average balance of certificates of deposit from 2005 to 2006 were the increased usage of brokered certificates of deposit as a funding source during 2006, and a shift in deposits from interest-bearing money market type checking accounts, to term certificates of deposit as interest rates rose during 2006. The funds generated from the increase in the average balance of deposits were used to fund loans during 2006. The average rate of interest paid on certificates of deposit increased by 109 basis points from an average rate in 2005 of 3.14% to an average rate in 2006 of 4.23%. Interest bearing demand accounts experienced a $4.4 million decrease in the average balance from the 2005 average of $52.8 million to the 2006 average of $48.4 million, as many account holders took advantage of promotions featuring certificates of deposit products during the opening of the Martinsville, Illinois branch in May, 2006 and the new main facility in Paris, Illinois in July, 2006.
Interest expense on Federal Home Loan Bank (FHLB) and other debt for 2007 increased by $264,000 from $2.0 million for the year ended December 31, 2006 to $2.3 million for the year ended December 31, 2007. This increase was primarily due to a $5.4 million increase in the average balance of FHLB advances and other debt from an average balance in 2006 of $45.0 million to an average balance in 2007 of $50.4 million. This increase was also a result of an increase of 5 basis points on the average interest rate on borrowings from the 2006 average rate of 4.49% to the 2007 average rate of 4.54%. The average balance of FHLB advances increased by $6.0 million from a 2006 average of $37.4 million to $43.4 million average in 2007. Borrowings at the FHLB typically consist of fixed-term notes, and an open-end line of credit. At December 31, 2007, FHLB borrowings totaled

$55.8 million, which consisted of $7.3 million in fixed rate, fixed term advances, $40.5 million in convertible advances, and $8.0 million in the open-end line of credit. Convertible advances are fixed-term advances, which have a convertible option which permits FHLB to convert the advance to an adjustable rate, after a specific “lock-out” term has passed. If this occurs, the advance will become subject to quarterly rate adjustments, with a prepayment option at each adjustment date. Of the $40.5 million in convertible advances at December 31, 2007, $25.5 million have passed the “lock-out” period, and are subject to possible conversion at quarterly intervals, while $15.0 million are currently within their lock-out periods, which will end by April, 2007.
Interest expense on FHLB and other debt for 2006 increased by $196,000 from $1.8 million for the year ended December 31, 2005 to $2.0 million for the year ended December 31, 2006. This increase was due to an increase of 45 basis points on the average interest rate on borrowings from the 2005 average rate of 4.04% to the 2006 average rate of 4.49%. This was partially offset by a slight decrease of $228,000 in the average balance of FHLB advances and other debt from an average balance in 2005 of $45.2 million to an average balance in 2006 of $45.0 million. In June, 2005, the Company issued $6.0 million of trust preferred securities through FBTC Statutory Trust I, to finance the purchase of all outstanding shares of Rantoul First Bank, SB, for $4.2 million, and for other corporate use. The debentures carry a fixed interest rate of 5.8% for a period of five years, and then convert to a floating rate. The average balance of FHLB advances declined by $3.3 million from a 2005 average of $40.7 million to a $37.4 million average in 2006. At December 31, 2006, FHLB borrowings totaled $32.8 million, which consisted of $7.3 million in fixed rate, fixed term advances, and $25.5 million in convertible advances. Of the $25.5 million in convertible advances at December 31, 2006, $11.5 million have passed the “lock-out” period, and are subject to possible conversion at quarterly intervals, while $14.0 million will be within the “lock-out” period until September, 2007.
Average Balance Sheet
The following table presents the average balance sheet for the Company for the years ended December 31, 2007, 2006, and 2005, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The yields or costs are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown. The yields and costs include fees, which are considered adjustments to yields.

	As of		Year Ended
	December 31, 2007		December 31, 2007
	Ending	Average	Average		Average
	Balance	Yield/Rate	Balance	Interest	Yield/Rate
	(Dollars in thousands)

Interest-earning assets
Deposits with financial institutions(1)	$2,709	3.54%	$4,875	$221	4.53%
Securities	53,959	4.47%	61,517	2,756	4.48%
Loans receivable, net (2)	235,249	7.42%	204,515	15,425	7.54%
Federal Home Loan Bank stock	3,749	0.00%	3,749	87	2.32%

Total interest-earning assets	295,666	6.75%	274,656	18,489	6.73%

Non-interest-earning assets	31,209		25,925

Total assets	$326,875		$300,581

Interest-bearing liabilities
Deposits:
Demand	$49,827	2.66%	$49,062	$1,210	2.47%
Savings	16,744	2.48%	14,738	303	2.06%
Certificates of deposits of $100,000 or more	46,868	4.78%	40,425	1,908	4.72%
Other certificates	99,426	4.57%	98,716	4,567	4.63%
Borrowings	65,701	4.42%	50,386	2,286	4.54%

Total interest-bearing liabilities	278,566	4.10%	253,327	10,274	4.06%

Non-interest-bearing demand accounts	19,274		20,390
Non-interest-bearing liabilities	2,534		491

Total liabilities	300,374		274,208
Total equity capital(3)	26,501		26,373

Total liabilities and equity capital	$326,875		$300,581

Net average interest-earning assets	$17,100		$21,329

Net interest income; interest rate spread(4)				$8,215	2.67%

Net interest margin(5)					2.99%

Average interest-earning assets to average interest-bearing liabilities			108.42%

(1)	Includes interest-bearing demand deposits and other interest bearing deposits.

(2)	Includes loans held for sale and nonaccruing loans.

(3)	Includes retained earnings and accumulated other comprehensive income (loss).

(4)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.

(5)	Net interest margin is net interest income divided by net average interest-earning assets.

	Year ended December 31,
	2006			2005
	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
	(Dollars in thousands)

Interest-earning assets
Deposits with financial institutions(1)	$3,942	$204	5.18%	$3,421	$113	3.30%
Securities	74,731	3,198	4.28%	82,130	3,242	3.95%
Loans receivable, net (2)	174,375	12,704	7.29%	131,405	9,432	7.18%
Federal Home Loan Bank stock	5,557	186	3.35%	4,904	212	4.32%

Total interest-earning assets	258,605	16,292	6.30%	221,860	12,999	5.86%

Non-interest-earning assets	23,818			19,757

Total assets	$282,423			$241,617

Interest-bearing liabilities
Deposits:
Demand	$48,383	$833	1.72%	$52,831	$702	1.33%
Savings	12,449	103	0.83%	12,225	104	0.85%
Certificates of deposits of $100,000 or more	41,725	2,112	5.06%	22,090	794	3.59%
Other certificates	86,556	3,315	3.83%	63,849	1,906	2.99%
Borrowings	45,006	2,022	4.49%	45,234	1,826	4.04%

Total interest-bearing liabilities	234,119	8,385	3.58%	196,229	5,332	2.72%

Non-interest-bearing demand accounts	21,423			17,357
Non-interest-bearing liabilities	708			1,271

Total liabilities	256,250			214,857
Total equity capital(3)	26,173			26,760

Total liabilities and equity capital	$282,423			$241,617

Net average interest-earning assets	$24,486			$25,631

Net interest income; interest rate spread(4)		$7,907	2.72%		$7,667	3.14%

Net interest margin(5)			3.06%			3.46%

Average interest-earning assets to average interest-bearing liabilities	110.46%			113.06%

(1)	Includes interest-bearing demand deposits and other interest bearing deposits.

(2)	Includes loans held for sale and nonaccruing loans.

(3)	Includes retained earnings and accumulated other comprehensive income (loss).

(4)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.

(5)	Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis
The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company’s interest income and expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (change in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended 12/31/2007			Year Ended 12/31/2006
	Compared to			Compared to
	Year Ended 12/31/2006			Year Ended 12/31/2005
	Increase			Increase
	(Decrease)			(Decrease)
	Due to			Due to
	Volume	Rate	Net	Volume	Rate	Net

Interest-earning assets:
Interest-bearing demand deposits	$44	$(27)	$17	$19	$72	$91
Securities	(586)	144	(442)	(305)	261	(44)
Loans receivable, net	2,260	461	2,721	3,129	143	3,272
Federal Home Loan Bank stock	(51)	(48)	(99)	26	(52)	(26)

Total interest-earning assets	1,667	530	2,197	2,869	424	3,293

Interest-bearing liabilities:
Demand accounts	12	365	377	(63)	194	131
Savings accounts	22	178	200	2	(3)	(1)
Certificates of deposit	441	607	1,048	1,688	1,039	2,727
Borrowings	229	35	264	(9)	205	196

Total interest-bearing liabilities	704	1,185	1,889	1,618	1,435	3,053

Net change in net interest income	$963	$(655)	$308	$1,251	$(1,011)	$240

Provision for Loan Losses
The provision for loan losses for the year ended December 31, 2006 was $230,000 compared to $775,000 for the year ended December 31, 2007. For 2005, the provision for loan losses was $510,000. Chargeoffs for 2007 totaled $995,000, which were partially offset by recoveries of $89,000. Chargeoffs for 2006 totaled $773,000, which were partially offset by recoveries of $103,000, while chargeoffs for 2005 were $439,000, which were partially offset by recoveries of $90,000. Chargeoffs in 2007 included commercial real estate loan chargeoffs of $309,000, which were from losses on two borrowers with loans that were secured by a restaurant and a storefront building. Multifamily loan losses of $181,000 resulted from a chargeoff on a loan secured by an apartment complex, and agricultural production loan losses of $69,000 pertained to one borrower. Loan losses from loans secured by 1-4 family residential properties totaled $47,000 from five borrowers. Consumer loan chargeoffs totaled $245,000 which was comprised of $144,000 in vehicle loan losses, $61,000 in consumer finance loan losses, and $41,000 in other consumer loan losses. Recoveries of $89,000 in 2007 primarily related to consumer loan chargeoffs for vehicle loans, consumer finance loans, and other consumer loans.
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
The provision for all periods reflects management’s analysis of the Company’s loan portfolio based on the information which was available to it at such time. In particular, management meets on a quarterly basis to review the adequacy of the allowance for loan losses by classifying loans in compliance with regulatory classifications. Classified loans are individually reviewed to arrive at specific reserve levels for those loans, by ascertaining the amount of the collateral shortage. Once the specific portion for each loan is determined, management calculates a historical portion for each category of loans not classified based on a combination of loss history adjusted for current national and local economic conditions, trends in delinquencies and chargeoffs, trends in volume and term of loans, changes in underwriting standards, and industry conditions.
While Company management believes that the allowance for loan losses is sufficient based on information currently available, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additional chargeoffs which may adversely affect net income.
Noninterest Income
Noninterest income for 2007 was $3.8 million compared to $3.5 million for 2006, an increase of $322,000. The 9.3% increase was primarily a result of increases in customer service fees, other service charges and fees, net realized gains on sales of available-for-sale securities, and other income, partially offset by a decrease in net loan servicing fees. Noninterest income for 2006 was $3.5 million as compared to 2005 noninterest income of $3.3 million, an increase of $124,000 or 3.7%. The increase was primarily due to increases in customer service fees and other charges and fees, partially offset by a decrease in net realized gains on sales of available-for-sale securities.

Customer service fees for 2007 were $1.2 million as compared to $1.1 million for 2006, an increase of $126,000, or 11.7%. This increase was primarily due to an increase in non-sufficient funds (“NSF”) and overdraft fees of $127,000 from $1.0 million in 2006 to $1.1 million in 2007. The “Safety-Net Checking” product provides overdraft protection in the form of a pre-approved amount of overdrafts, most often up to $500. The number of active “Safety-Net Checking” accounts at December 31, 2007 totaled 2,631 compared to 2,410 accounts at December 31, 2006. The majority of new consumer checking accounts opened are “Safety-Net Checking” as it also has no minimum balance requirements. Expectations are that as the number of accounts will continue to rise, related non-sufficient funds and overdraft fees will also increase due to the increased volume of accounts.
Customer service fees for 2006 were $1.1 million as compared to $966,000 for 2005, an increase of $108,000, or 11.2%. This increase was primarily due to an increase in NSF’s and overdraft fees of $115,000 from $905,000 in 2005 to $1.0 million in 2006. The number of active “Safety-Net Checking” accounts at December 31, 2006 totaled 2,410 compared to 2,145 accounts at December 31, 2005. Also contributing to the increase in NSF and overdraft fees was an NSF fee increase in August, 2006 from $25 to $30 per item.
Other service charges and fees increased by $83,000 from $906,000 for the year ended December 31, 2006 to $989,000 for the year ended December 31, 2007. The primary factor contributing to this increase in 2007 was an increase in debit card fees and loan related fees. Debit card interchange fees increased by $46,000 from $163,000 for the year ended December 31, 2006 to $209,000 for the year ended December 31, 2007. Debit card usage continues to rise as the number of debit card transactions in 2007 totaled 490,103 compared to 393,675 transactions in 2006, a 24.5% increase. This trend is expected to continue in 2008 as consumers increase the frequency of debit card purchases. Loan related fees and charges for 2007 increased by $36,000 from $673,000 in 2006 to $709,000 in 2007, primarily due to an increase in consumer loan fees and an increase in fees charged on residential loans sold in the secondary market.
Other service charges and fees increased by $150,000 from $756,000 for the year ended December 31, 2005 to $906,000 for the year ended December 31, 2006. The primary factor contributing to this increase in 2006 was increased commissions earned on insurance products sold to consumer loan customers and an increase in debit card fees. Commissions earned on consumer loan related insurance products, increased by $101,000 from $148,000 in 2005 to $249,000 in 2006. These commissions include fees earned from commissions on credit life and disability insurance, as well as gap insurance, which is a new insurance product offered to auto loan customers to provide coverage for the “gap” between insurance coverage and loan payoff in the event of total loss on a vehicle. Debit card interchange fees increased by $30,000 from $133,000 for the year ended December 31, 2005 to $163,000 for the year ended December 31, 2006. Debit card usage increased as the number of debit card transactions in 2006 totaled 393,675 compared to 328,112 transactions in 2005, a 20.0% increase.

Net gains on loan sales decreased by $10,000 from $259,000 for the year ended December 31, 2006 to $249,000 for the year ended December 31, 2006. Net gains on loan sales are comprised of actual cash gains at the time of sale, and the gain recognized from the capitalization of the related loan servicing assets. When a loan is sold into the secondary market and the servicing rights to that loan are retained, an asset is created representing the future payment stream of the servicing which is recognized as income from the loan sale. The Company sells both one-to-four family residential loans and agricultural loans in the secondary market, although in 2005, 2006, and 2007, all loans sold into the secondary market were one-to-four family residential loans. Loans sold into the secondary market during 2007 totaled $17.1 million compared to $15.3 million in 2006. Of the $17.1 million in loans sold in 2007, $7.3 million were sold servicing released, and the remaining $9.8 million in loans were sold with the servicing retained. The gain recognized from the capitalization of the servicing assets for 2007 totaled $117,000 compared to $131,000 for 2006. The 2007 volume of loans sold with servicing retained was $9.8 million compared to $9.0 million in loans sold in 2006. The cash gains on the loan sales for loans sold during 2007 increased slightly to $132,000 from $128,000 in 2006.
Net gains on loan sales decreased by $32,000 from $291,000 for the year ended December 31, 2005 to $259,000 for the year ended December 31, 2006. Loans sold into the secondary market during 2006 totaled $15.3 million compared to $15.1 million in 2005. Of the $15.3 million in loans sold in 2006, $6.3 million were sold servicing released, and the remaining $9.0 million in loans were sold with the servicing retained. The gain recognized from the capitalization of the servicing assets for 2006 totaled $131,000 compared to $168,000 for 2005. The 2006 volume of loans sold with servicing retained was $9.0 million compared to $13.1 million in loans sold in 2005. The cash gains on the loan sales for loans sold during 2006 increased slightly to $128,000 from $123,000 in 2005.
In 2007, net realized gains on sales of available-for-sale securities were $70,000, which resulted from the sale of $7.2 million in municipal bonds from the available-for-sale investment portfolio. Net realized gains on sales of available-for-sale securities for 2006 were $12,000, which was a result of selling municipal bonds totaling $996,000. Net realized gains on sales of available-for-sale securities for 2005 were $117,959, which was a result of selling equity securities of $985,000.
Loan servicing fees for the year ended December 31, 2007 were $412,000, compared to $437,000 in loan servicing fees for the year ended December 31, 2006. The $25,000 decrease was primarily due to a reduction in the portfolio of loans serviced for others. The average total of residential loans serviced for Federal Home Loan Mortgage Corporation and Illinois Housing Development Authority decreased by $2.0 million from an average portfolio balance of $82.1 million in 2006 compared to an average portfolio balance of $80.1 million in 2007, primarily due to a lower percentage of loans sold with servicing retained in recent years. The average total of agricultural loans serviced for investors in 2007 was $6.5 million, a reduction of $1.8 million from the 2006 average agricultural portfolio serviced for investors of $8.3 million. Loan servicing fees for the year ended December 31, 2006 were $437,000, compared to $489,000 in loan servicing fees for the year ended December 31, 2005. The $52,000 decrease was primarily due to a reduction in the agricultural portfolio of loans serviced for others. The average total of agricultural loans serviced for investors in 2006 was $8.3 million, a reduction of $1.8 million from the 2005 average agricultural portfolio serviced for investors of $10.1 million.

Abstract and title fees increased from $313,000 for the year ended December 31, 2006 to $343,000 for the year ended December 31, 2007. The 9.8% increase of $30,000 was primarily due to an increase in commissions from title insurance policies issued. Abstract and title fees decreased from $350,000 for the year ended December 31, 2005 to $313,000 for the year ended December 31, 2006. The 10.6% decrease of $37,000 was due to a reduced volume of business in 2006 due to a decrease in property transfers and loan originations within the market area of Edgar County.
The cash surrender value of life insurance was $228,000 for the year ended December 31, 2007 compared to $215,000 for the year ended December 31, 2006, an increase of $13,000 or 6.0%. This increase was primarily a result of an increase in the interest rates on the related bank owned life insurance policies and the purchase of an additional policy for $275,000 in December, 2007. The increase in cash surrender value of life insurance was $38,000 for the year ended December 31, 2006 total of $215,000 compared to $177,000 for the year ended December 31, 2005. This increase was also primarily a result of an increase in the interest rates on the related bank owned life insurance policies.
Other income increased by $54,000, or 33.9%, from $159,000 for the year ended December 31, 2006 to $213,000 for the year ended December 31, 2007. This increase was primarily due to an increase in trust income in 2007, and increases in ATM fees and lock box fees. Other income increased by $53,000, or 50.1%, from $106,000 for the year ended December 31, 2005 to $159,000 for the year ended December 31, 2006. This increase was primarily due to increased trust income in 2006, and increases in ATM fees, lock box fees, and dividends from the unconsolidated subsidiary FBTC Statutory Trust I.
Noninterest Expense
Total noninterest expense for the year ended December 31, 2007 was $9.9 million compared to $9.8 million for the year ended December 31, 2006, an increase of 88,000 or 0.9%. The slight increase was primarily due to net occupancy expense, data processing fees, and net foreclosed assets expense, partially offset by reductions in salaries and employee benefits, professional fees, and amortization of loan servicing rights.
Total noninterest expense for the year ended December 31, 2006 was $9.8 million compared to $8.9 million for the year ended December 31, 2005, an increase of $851,000 or 9.53%. The increase was primarily due to increases in salaries and benefits expense, net occupancy expense, equipment expense, and data processing fees, partially offset by reductions in marketing expense and amortization of loan servicing rights.
Salaries and employee benefits expense decreased by $132,000 or 2.6% from $5.1 million for the year ended December 31, 2006 to $4.9 million for the year ended December 31, 2007. The $132,000 reduction was primarily due to decreases in incentive plan expense, health insurance expense, and Employee Stock Ownership Plan (“ESOP”) expense, partially offset by an increase in salaries and wages. As of December 31, 2007, the Company payroll included 86 full-time employees and 25 part-time positions.

Salaries expense increased $28,000, primarily due to normal wage increases and the employment of an agricultural specialty lender in January, 2007. Also, in August, 2007 a specialty lender with commercial experience in the Champaign County region was hired as the chief credit officer for the Bank. During 2007, human resources continued to realign existing personnel to improve efficiencies. Health insurance expense decreased by $58,000, primarily as a result of changes in the health insurance plans offered to employees. Incentive plan expense decreased $76,000 as a result of the completion of the vesting of the 2002 stock awards in April, 2007. ESOP expense decreased $13,000 in comparing 2007 to 2006 due to the decrease of the average stock price. The monthly expense for the ESOP is determined by the average share price in the open market for the month and, as the monthly average share price increases or decreases, the ESOP expense increases or decreases accordingly.
Salaries and employee benefits expense increased by $426,000 or 9.2% from $4.6 million for the year ended December 31, 2005 to $5.1 million for the year ended December 31, 2006. The $426,000 increase was primarily due to increases in salaries and employment taxes expenses, incentive plan expense, health insurance expense, and director fees, partially offset by a decrease in Employee Stock Ownership Plan (“ESOP”) expense. As of December 31, 2006, the Company payroll included 90 full-time employees and 25 part-time positions. Salaries expense increased by $243,000, and related employment tax expense increased by $17,000 from 2005 to 2006 due to the full year effect of the employees acquired with the acquisition of Rantoul First Bank in October, 2005. Furthermore, a new branch location opened at Martinsville, Illinois, in May, 2006, and a second Rantoul location was in operation in December, 2006 resulting from the acquisition of deposits from another area bank. Health insurance expense increased by $88,000 as a result of a 14% premium increase as well as the addition of the Rantoul employees with health insurance benefits in the Company plan for the entire year. Incentive plan expense increased as a result of accruals related to shares of Company stock awarded in December, 2005 to members of the Board of Directors and management which will vest according to a defined schedule based on meeting defined financial performance goals over the next five year period. ESOP expense decreased $25,000 in comparing 2006 to 2005 due to the decrease of the average stock price. Director fees increased by $16,000 primarily due to an additional director at the corporate level.
Net occupancy expenses for the year ended December 31, 2007 increased by $174,000 from $686,000 for the year ended December 31, 2006 to $860,000 for the year ended December 31, 2007. This 25.4% increase can be attributed to an increase in building depreciation, building rent, and utilities expense. Building depreciation increased by $122,000 primarily as a result of a full year of depreciation on the new facility in Paris in 2007 versus a partial year of depreciation in 2006. Building rent expense increased $25,000, due to a full year’s lease expense totaling $65,000 in 2007 for the Rantoul West facility which was acquired in December, 2006. This was partially offset by the elimination of 2006 rent expense of $39,000 for the lease of the former Paris main office prior to the completion and occupancy of the new facility in late summer of 2006. As expected, utility expenses increased by $25,000, primarily a result of price increases resulting from the deregulation of electricity rates in the state of Illinois.

Net occupancy expenses for the year ended December 31, 2006 increased by $248,000 from $438,000 for the year ended December 31, 2005 to $686,000 for the year ended December 31, 2006. This increase can be attributed to an increase in real estate taxes for the Savoy branch, additional occupancy expenses associated with the addition of the Rantoul and Martinsville locations, as well as the expansion of the Paris facility, and additional building rent expense in 2006. The Company has received approval from regulators to close the Rantoul West facility at the end of January, 2008, and transfer the servicing of those accounts to the Rantoul East branch.
Equipment expense for the year ended December 31, 2007 was relatively stable at $1.1 million from 2006 to 2007, only increasing by $13,000. While furniture and equipment depreciation increased by $64,000 primarily due to the new facility in Paris, it was partially offset by a reduction in machine rental expense of $29,000 from the elimination of lease expense. Software license expense decreased by $12,000 primarily due to the 2006 one-time licensing fees for the core processing system associated with the additional sites and terminals on the system of $41,000, which was partially offset by increases in software usage fees associated with loan processing systems, and network interface software. Data processing expense increased by $64,000 from $615,000 for the year ended December 31, 2006 to $679,000 for the year ended December 31, 2007 primarily due to volume increases in number of accounts on the system as well as number of locations and terminals using the data processing system for the full year.
Equipment expense for the year ended December 31, 2006 increased by $223,000 from $832,000 for the year ended December 31, 2005 to $1.1 million for the year ended December 31, 2006. This increase is primarily due to increases in software licenses and software amortization expense, increases in ATM expenses, and an increase in depreciation expense. Software licenses and software amortization expenses increased by $107,000 from $81,000 for 2005 to $188,000 for 2006. ATM expense and ATM depreciation expense increased by $68,000 from $129,000 for 2005 to $197,000 for the year 2006 primarily due to the placement of additional ATM’s at several Murphy USA gas stations in central Illinois. Data processing expense increased by $128,000 from $487,000 for the year ended December 31, 2005 to $615,000 for the year ended December 31, 2006 primarily due to volume increases in number of accounts on the system as well as number of locations and terminals using the data processing system.
Professional fees for the year ended December 31, 2006 decreased from $456,000 for the year ended December 31, 2006 to $410,000 for the year ended December 31, 2007, a reduction of $46,000. Investor relations expense of $41,000 in 2006 was reduced to $4,000 in 2007 as a result of the termination of services from an investor relations firm in April, 2006. Professional fees for the year ended December 31, 2006 decreased slightly from $460,000 for the year ended December 31, 2005 to $456,000 for the year ended December 31, 2006. In 2006, services with an investor relations firm were discontinued, although this savings somewhat offset the additional expenses associated with preparations for SOX 404 compliance. Professional fees for 2008 are expected to rise, as the SOX 404 requirements for non-accelerated filers to comply with section 404(b) will require an auditor attestation on management’s assessment of internal controls, although a one-year extension may be granted by the SEC for this requirement.

Foreclosed assets expense, net increased by $86,000 from $87,000 for the year ended December 31, 2006 to $173,000 for the year ended December 31, 2007, primarily due to the costs of maintaining and disposing of commercial properties acquired through foreclosure. Foreclosed assets expense for the year ended December 31, 2006 of $87,000 was $23,000 in excess of the 2005 expense of $64,000, primarily due to the expenses associated with a multi-family property acquired through foreclosure.
Marketing expense increased by $11,000 from $242,000 for the year ended December 31, 2006 to $253,000 for the year ended December 31, 2007, a 4.5% increase. A publicity blitz in Champaign County in late summer of 2007 announced the addition of a well-established commercial lender to the Savoy branch. Marketing expense decreased by $92,000 from $334,000 for the year ended December 31, 2005 to $242,000 for the year ended December 31, 2006, a 27.5% decrease. Promotions were held during 2006 to announce the opening of the Martinsville branch and the relocation of the main facility.
Amortization of loan servicing rights was $175,000 for the year ended December 31, 2007 compared to $242,000 for the year ended December 31, 2006, a decrease of $67,000. This reduction is partially due to a decline in amortization from agricultural loan servicing rights from $23,000 for 2006 compared to $10,000 for 2007. This is primarily a result of the reduction of the agricultural servicing portfolio, as no agricultural loans have been sold in the secondary market since 2003. In addition, amortization of one-to-four family residential loan servicing rights has declined $55,000 from $220,000 for the year ended December 31, 2006 to $165,000 for the year ended December 31, 2007, as loan servicing assets also have declined. Amortization of loan servicing rights was $242,000 for the year ended December 31, 2006 compared to $487,000 for the year ended December 31, 2005, a decrease of $244,000. This reduction is primarily due to a decline in amortization from agricultural loan servicing rights from $215,000 for 2005 compared to $23,000 for 2006.
Income Tax Expense
Total income tax expense for the year ended December 31, 2007 was $295,000 compared to $239,000 for the year ended December 31, 2006, an increase of $56,000. The $56,000 increase occurred as a result of a reduction in permanent differences in 2007. Total income tax expense for the year ended December 31, 2006 was $239,000 compared to $313,000 for the year ended December 31, 2005, a decrease of $74,000. The decease occurred as a result of reduced taxable income in 2006 of $1.4 million compared to taxable income in 2005 of $1.6 million.
Financial Condition
Total assets of the Company increased by $15.8 million or 5.1% to $326.9 million at December 31, 2007, from $311.1 million at December 31, 2006. The growth in total assets was due primarily due to a $49.4 million increase in loans, net of allowance for loan losses, and a $592,000 increase in interest receivable, partially offset by decreases of $18.5 million in cash and cash equivalents and $15.9 million in available-for-sale. The overall increase in total assets was funded primarily deposit growth and borrowings.
The Company’s cash and cash equivalents decreased by $18.5 million, from $28.8 million at December 31, 2006, to $10.3 million at December 31, 2007. Interest-bearing demand deposits with banks decreased by $12.9 million from $15.6 million at December 31, 2006, to $2.7 million at December 31, 2007. Cash and due from banks decreased by $5.6 million from $13.2 million at December 31, 2006, to $7.6 million at December 31, 2007. Cash and cash equivalents were at a high level at December 31, 2006 in anticipation of the mid-January 2007 maturity of a brokered certificate of deposit of $17.8 million.

Investment securities available for sale totaled $48.6 million at December 31, 2007, compared to $64.5 million at December 31, 2006, a decrease of $15.9 million. The decrease resulted from $18.5 million generated by calls, maturities, and pre-payments, $7.2 million generated by sales proceeds from municipal bonds, and amortization of premiums of $71,000, offset by $9.3 million in available-for-sale investment purchases, primarily in mortgage-backed securities. The decrease in securities available-for-sale was used primarily to fund loan growth.
Investment securities held-to-maturity totaled $5.3 million at December 31, 2007, compared to $4.8 million at December 31, 2006. The $551,000 increase was due to an investment purchase of held to maturity securities of $987,000, partially offset by repayments received on securities in 2007 of $439,000. The Company has the positive intent and ability to hold these securities until maturity.
Loans held for sale, net of unrealized loss, decreased by $442,000 from $836,000 at December 31, 2006, to $394,000 at December 31, 2007. Loans for sale at December 31, 2007, consisted entirely of one-to-four family residential loans, which were in the process of being sold into the secondary market to the Federal Home Loan Mortgage Corporation and Illinois Housing Development Authority. The allowance for unrealized loss of $3,000 at December 31, 2006, pertained to the market value differential on one loan to be sold to Federal Home Loan Mortgage Corporation.
The Company’s net loan portfolio increased by $49.5 million or 28.6%, from $185.4 million at December 31, 2006, to $234.9 million at December 31, 2007. Gross loans increased by $49.3 million, and the allowance for loan loss decreased by $131,000. The growth was primarily a result of an increase in real estate loans of $41.2 million from $133.2 million in real estate loans at December 31, 2006 compared to $174.4 million in real estate loans at December 31, 2007. Much of the growth for 2007 was directly related to the addition of an established premier lender from the Champaign area to the Savoy branch. Expectations for 2008 are that loan growth will continue at a brisk pace, and will be most dominant in the Champaign County market.
One-to-four family residential loans grew by $11.3 million from $66.7 million at December 31, 2006, to $78.0 million at December 31, 2007. Of the $53.6 million in portfolio originations on one-to-four residential properties during 2007, $26.8 million were originated in the Champaign County area, predominately by the Savoy branch. Home equity lines of credit increased by $1.3 million from $6.5 million at December 31, 2006, to $7.8 million at December 31, 2007. Multi-family residential loans increased by $10.1 million from $3.4,000 at December 31, 2006 to $10.1 million at December 31, 2007, as a result of $14.8 million in new originations entirely from the Savoy market. Expectations are that, in 2008, the Savoy branch will continue to originate a significant number of residential real estate loans.

Commercial real estate loans increased $15.9 million from $33.8 million at December 31, 2006, to $49.7 million at December 31, 2007. Commercial real estate loan originations for 2006 totaled $28.0 million, of which approximately $22.8 million in commercial real estate loans were originated by the Savoy branch. Commercial and industrial loans at December 31, 2007 totaled $14.4 million, compared to $7.4 million at December 31, 2006, a $7.0 million increase. New originations during 2007 totaled $18.3 million, of which $12.6 million were provided by the Savoy branch.
Agricultural loans increased by $3.0 million during 2007, which included both farmland and agricultural production loans. Farmland loans in the loan portfolio at December 31, 2007 totaled $29.0 million compared to $27.0 million at December 31, 2006, an increase of $2.0 million, and agricultural production loans increased by $978,000 from $18.9 million at December 31, 2006 compared to $19.9 million at December 31, 2007. New originations of farmland loans during 2007 totaled $8.1 million and were primarily generated in the market areas of Edgar and Clark Counties in Illinois. Agricultural production loans originated during 2007 totaled $16.5 million and were generated in Edgar and Clark Counties as well as northern Champaign County in Illinois. Agricultural production loans are typically secured by crops, inventory, livestock and farm equipment.
Consumer loans increased by $185,000 from a balance of $27.5 million at December 31, 2006 to $27.7 million at December 31, 2007. Vehicle loans increased by $155,000, and other consumer loans increased by $276,000 while share loans, or loans secured by deposits, decreased by $184,000, and consumer finance loans decreased by $62,000. New originations of consumer loans during 2007 totaled $19.7 million, of which $14.1 were loans secured by new and used vehicles.
At December 31, 2007, the allowance for loan losses was $2.1 million or 0.88% of the total loan portfolio compared to $2.2 million or 1.18% at December 31, 2006. The Company’s net chargeoffs were $906,000 for 2007 compared to $670,000 for 2006. Delinquent loans overdue by 90 days or more totaled $868,000 or 0.37% of total loans at December 31, 2007, compared to $1.3 million or 0.70% of total loans at December 31, 2006. The Company’s non-performing loans, which include loans delinquent 90 days or more and troubled debt restructurings, were $885,000 or 0.37% of total loans at December 31, 2007, compared to $1.8 million or 0.98% of total loans at December 31, 2006. Non-performing loans at December 31, 2007 included $253,000 of one-to-four family residential loans, $5,000 of commercial and industrial loans, $584,000 in one agricultural production loans, $10,000 in several vehicle loans, and $16,000 in other consumer loans. Non-performing assets, which include non-performing loans and foreclosed assets totaled $1.4 million at December 31, 2007, compared to $2.2 million at December 31, 2006. Troubled debt restructurings are loans which are modified due to the borrower’s financial difficulties, to terms which the Bank might not have otherwise considered. Once these loans are restructured, they continue to be monitored until they have performed according to the terms of the modification for at least one year with no late payments. At December 31, 2007, troubled debt restructurings totaled $17,000 compared to $532,000 at December 31, 2006. Nonperforming assets and troubled debt restructurings as a percentage of total assets decreased from 0.71% at December 31, 2006, to 0.44% at December 31, 2007. The Company’s troubled debt restructurings at December 31, 2007 consisted of a restructured farmland commercial real estate loan. The Company will continue to monitor changes in the composition of the loan portfolio due to loan growth in Savoy to ensure that the allowance is adequate. Management reviews the adequacy of the allowance for loan losses quarterly, and believes that its allowance is adequate; however, the Company cannot assure that future chargeoffs and/or provisions will not be necessary.

Premises and equipment for December 31, 2007 was $10.5 million, a $500,000 or 4.6% decrease from the December 31, 2006 total of $11.0 million. Purchases of premises and equipment for 2007 totaled $329,000, with $8,000 in equipment disposals during 2007. Depreciation of premises and equipment for 2007 increased by $181,000 from $652,000 for the year ended December 31, 2006, to $833,000 for the year ended December 31, 2007.
Federal Home Loan Bank stock remained constant at $3.7 million from December 31, 2006 to December 31, 2007. During the third quarter of 2007, the Federal Home Loan Bank of Chicago received a Cease and Desist Order from their regulator, the Federal Housing Finance Board. The draft order prohibits capital stock repurchases and redemptions until a time to be determined by the Federal Housing Finance Board. The Federal Home Loan Bank of Chicago will continue to provide liquidity and funding through advances and the purchases of mortgages through the MPF Program. Federal Home Bank of Chicago will continue to assess their dividend capacity each quarter, and will obtain the necessary approval if a dividend is to be made.
Foreclosed assets held for sale, net, at December 31, 2007 totaled $554,000 compared to $366,000 at December 31, 2006. Foreclosed assets at December 31, 2007 included seven real estate properties totaling $511,000 and other repossessed assets, primarily vehicles, totaling $43,000. The real estate properties contained in foreclosed assets include three residential properties, two commercial properties, and two vacant lots. Foreclosed assets are carried at lower of cost or net realizable value.
Interest receivable at December 31, 2007 totaled $3.5 million, compared to the December 31, 2006 total of $2.9 million. The $592,000 increase is attributable to the $49.4 million increase in loans, net of allowance for loan losses, from December 31, 2006 to December 31, 2007.
Deferred income taxes at December 31, 2007 totaled $1.2 million compared to $1.5 million at December 31, 2006, a $288,000 decrease. The decrease in deferred income taxes associated with the market value adjustment for available-for-sale securities from December 31, 2006 to December 31, 2007 was $191,000, while $97,000 related to changes in other temporary differences.
Loan servicing rights decreased $58,000 from $351,000 at December 31, 2006, to $293,000 at December 31, 2007. The decrease was due to amortization of loan servicing rights, offset by newly capitalized assets. Capitalized servicing assets for 2007 were $117,000 compared to $131,000 for 2006, while total loans sold in the secondary market in 2007 were $17.1 million compared to $15.3 million during 2006. An independent valuation of servicing assets is obtained quarterly to establish the market value of the assets using current prepayment assumptions. When prepayment speeds slow in a rising interest rate environment, the remaining life of the servicing asset increases, which in turn will increase the market value of the servicing assets. Conversely, when prepayment speeds increase in a falling interest rate environment, the expected remaining life of the servicing asset decreases, which will decrease the market value of the servicing assets. Amortization of servicing rights amounted to $175,000 in 2006 compared to $242,000 in 2005. The original amount capitalized is recognized as a gain and is included as gain on sale of loans in the income statement. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

Cash surrender value of life insurance increased from $5.0 million at December 31, 2006, to $5.5 million at December 31, 2007. The increase of $468,000 was due to the purchase of an additional policy for $275,000, and a net increase in the cash surrender value on all policies for $193,000.
Goodwill of $541,000 at December 31, 2007 and December 31, 2006 is related to the purchase of Rantoul First Bank in October, 2005. The excess of the purchase price paid over the fair market value of the individual assets and liabilities acquired as part of the purchase is considered goodwill. Goodwill is not subject to amortization, and is tested annually for impairment. Core deposit intangible assets at December 31, 2007 totaled $667,000 compared to $764,000 at December 31, 2005, a decrease of $97,000 due to amortization. Amortization on the core deposits intangible assets for 2007 was $97,000 compared to $69,000 for 2006.
Other assets increased from $487,000 at December 31, 2006, to $825,000 at December 31, 2007, an increase of $338,000. The increase was primarily due to an increase in prepaid income taxes.
The Company’s total deposits decreased from $242.6 million at December 31, 2006, to $232.1 million at December 31, 2007, a decrease of $10.5 million or 4.3%. The decrease in total deposits was due to a $5.8 million decrease in demand deposits, and a $13.4 million decrease in certificates of deposit, offset by an $8.7 million increase in savings, NOW and money market accounts. Brokered “DTC” (Depository Trust Company) certificates of deposit, which are included in time deposits, declined from $27.8 million at December 31, 2006 to $15.0 million at December 31, 2007, a $12.8 million decrease. Brokered certificates of deposit are generally used as a temporary funding source of funds, and are usually short term in nature. Two certificates totaling $22.8 million matured in 2007, and three certificates totaling $10.0 million were issued in 2007. A $4.9 million brokered certificate of deposit issued in December, 2006 for a forty-two month term maturing in June, 2010, is being called in March, 2008, and will be replaced with a lower rate brokered DTC certificate of deposit. Of the remaining $10.0 million in brokered certificates of deposit, $5.0 million will mature in April, 2008 and the remaining $5.0 million will mature in July, 2008. Net deposit growth generated from the Savoy branch totaled $2.9 million, from $26.5 million at December 31, 2006, to $29.4 million at December 31, 2007, while net deposit growth generated from the Martinsville branch totaled $2.0 million, from $3.4 million at December 31, 2006 to $5.4 million at December 31, 2007.

Demand or non-interest bearing accounts have decreased by $5.8 million from $25.0 million at December 31, 2006, to $19.3 at December 31, 2007, a 23.0% decrease. Consumer demand checking accounts decreased by $6.1 million from $17.6 million at December 31, 2006, to $11.5 million at December 31, 2007. The “Classic” checking product, which totaled $4.4 million at December 31, 2006, was a non-interest bearing product at the end of 2006 that was reformatted in early 2007 to an interest bearing account to attract senior deposits. “Safety-Net” Checking is a checking account product which offers a fixed amount of overdraft protection, usually up to $500. While the total balances of “Safety-Net” Checking accounts declined $135,000, the number of open accounts increased by 221 from 2,410 at December 31, 2006 to 2,631 at December 31, 2007. The “Student Checking” product, targeting college students aged 18-23, offers a checking product with no service charges or minimum balance requirements, with an option of adding features including a $100 “Safety-Net” overdraft protection, free debit card, and online banking. At December 31, 2007, 345 “Student Checking” accounts were in existence with a total balance of $151,000, compared to 281 Student Checking accounts with a total balance of $166,000 at December 31, 2006. Business demand accounts increased $300,000 from $7.5 million at December 31, 2006, to $7.8 million at December 31, 2007. The business product line includes a variety of products to meet the needs of the small business owner, non-corporate and non-profit organizations, and commercial businesses. All of the business products can have an additional feature called “e-business” added to the accounts, which allows for funds management between accounts. At December 31, 2007, business demand accounts numbered 443 compared to 397 accounts at December 31, 2006. Several business customers are using remote capture where they electronically present their checks for deposit, which expedites cash flow as well as increasing efficiency for those businesses.
Savings, NOW, and money market accounts increased by $8.8 million from $57.8 million at December 31, 2006, to $66.6 million at December 31, 2007. As mentioned above, the “Classic” checking product was converted to an interest-bearing account in early 2007 and promoted throughout 2007 to attract senior deposits. At December 31, 2006, 1,656 “Classic” accounts totaling $4.4 million were non-interest bearing, while at December 31, 2007, 2,540 “Classic” accounts existed totaling $15.1 million. “Investor” checking experienced a decline of $7.5 million from the December 31, 2006 balance of $17.7 million, compared to $10.2 million at December 31, 2007. “Investor” checking was originally introduced several years ago as a consumer product with comparable rates to money market accounts without withdrawal restrictions, although in 2006 the rate structure was updated to more resemble a NOW account. Many interest sensitive customers have converted their investor checking accounts to the indexed money market product, or, as an alternative for seniors, have opted to invest funds in the “Classic” checking product. Consumer money market accounts have declined in total by $800,000, from $16.5 million at December 31, 2006, to $15.7 million at December 31, 2007, although the average balance per account has increased by $6,000 to $41,000. When the acquired deposit accounts from CIB Marine Bancshares were converted to Bank products in 2006, a new indexed money market product was created to accommodate account holders with larger balances who desired liquidity. The rate of this new money market product is priced to be competitive with money funds. Interest rates are tiered; and can adjust weekly. The account does have the withdrawal restrictions of normal money market accounts. At December 31, 2007, there were 71 accounts in this product totaling $5.0 million compared to 29 accounts at December 31, 2006 totaling $1.7 million. Business money market accounts have increased by $540,000, from $3.0 million at December 31, 2006, to $3.6 million at December 31, 2007.

Savings accounts have increased by $5.3 million, from $11.4 million at December 31, 2006 to $16.7 million at December 31, 2007. “Pay Yourself First” savings accounts are structured to pay interest on a tiered basis and require an automatic transfer from a bank checking account at least monthly. The rate structure on these accounts was modified in 2007 to attract core deposits. The “Pay Yourself First” savings dollar totals have increased from $1.6 million at December 31, 2006 to $9.0 million in deposits at December 31, 2007, an increase of 7.3 million. The number of accounts has increased by 884 from 859 at December 31, 2006 to 1,743 at December 31, 2007. The average rate paid on “Pay Yourself First” savings accounts at December 31, 2007 is 3.90% compared to an average rate of 1.10% at December 31, 2006. Signature savings accounts, a traditional savings product, decreased by $1.8 million from $9.2 million at December 31, 2006, to $7.4 million at December 31, 2007. The number of signature savings accounts also declined from 3,351 at December 31, 2006 to 2,938 at December 31, 2007.
Certificates of deposit (CDs) have decreased by $13.4 million from $159.7 million at December 31, 2006, to $146.3 million at December 31, 2007, an 8.4% decrease. Brokered certificates retired during 2007 totaled $22.8 million, while brokered certificates of deposit issued in 2007 totaled $10.0 million. Promotional specials held during 2007 featured short-term certificates of deposit at competitive rates, most often a five month, eleven month, or twenty-one month term. The five month CD product increased by $7.0 million from $14.5 million at December 31, 2006 to $21.5 million at December 31, 2007. The eleven month CD product increased by $4.3 million from $45.4 million at December 31, 2006 to $49.7 million at December 31, 2007. The twenty-one month CD product declined by $2.8 million from $11.3 million at December 31, 2006 to $8.5 million at December 31, 2007, as many depositors preferred the shorter term specials, or the more liquid “Pay Yourself” savings. The CD growth occurred primarily in Clark County with the Marshall branch providing $2.5 million in growth and the Martinsville branch providing $920,000 in CD growth, while CD balances declined in the Champaign County markets. CD specials in effect at December 31, 2007 included a five-month CD at 4.70% with an annual percentage yield of 4.76%, an eleven-month CD at 4.60% with an annual percentage yield of 4.68%, and a twenty-one month CD at 4.50% with annual percentage yield of 4.59%.
Short-term borrowings at December 31, 2007 totaled $3.7 million compared to no short-term borrowings at December 31, 2006. Short-term borrowings at December 31, 2007 included $2.7 million in purchased federal funds, and a short-term secured line of credit for $1.0 million. Federal funds are typically used to provide short-term funds, and reprice daily. The short term-term line of credit is held at the Corporate level and is secured by all of the First Bank & Trust, s.b. stock owned by First BancTrust Corporation. The interest rate, based on the 3 month LIBOR, was 6.86% at December 31, 2007, and adjusts quarterly. Interest expense was $45,000 for the year ended December 31, 2007.
Federal Home Loan Bank advances at December 31, 2007 were $55.8 million, an increase of $23.0 million from the December 31, 2006 balance of $32.8 million. During 2007, repayments against the open end line of credit were $6.5 million. During 2007, three fixed term convertible advances of $5.0 million each were negotiated. Two of the convertible advances are for terms of ten years with a lock-out term of one year, and the third advance is for a five year term with a lock-out term of six months. At December 31, 2007, borrowings consisted of $47.8. million in long-term, fixed-rate advances, of which $40.5 million are fixed-rate convertible advances, and $8.0 million in the open line of credit. Convertible advances have specific lock-out periods, usually one to three years, after which the Federal Home Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment. At December 31, 2007, $25.5 million in convertible advances were past the lock-out period, and are subject to possible call on a quarterly basis. At December 31, 2007, the average rate on all Federal Home Loan Bank advances was 4.21% compared to 4.20% at December 31, 2006.

Junior subordinated debentures remained $6.2 million at December 31, 2007 and 2006. Capital securities of $6.0 million were issued June 15, 2005, by a statutory business trust, FBTC Statutory Trust I. The Company owns 100% of the common equity of the trust, which is a wholly-owned subsidiary of the Company. The $6.0 million in proceeds from the trust preferred issuance and an additional $186,000 for the Company’s investment in the common equity of the Trust, a total of $6,186,000, was invested in the junior subordinated debentures of the Company. As required by FIN 46R, the Company has not consolidated the investment in the Trust. The trust was formed with the purpose of issuing trust preferred securities and investing the proceeds from the sale of such trust preferred securities in the debentures. The debentures held by the trust are the sole assets of the trust. Distributions of the trust preferred securities are payable at a variable rate of interest, which is equal to the interest rate being earned by the trust on the debentures, and are recorded as interest expense by the Company. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures.
The debentures are included as Tier I capital for regulatory capital purposes. The debentures issued are first redeemable, in whole or part, by the Company on June 15, 2010, and mature on June 15, 2035. The funds were used for the acquisition of the common stock of Rantoul First Bank and for the repurchase of First BancTrust Corporation common stock. Interest is fixed at a rate of 5.80% for a period of five years, and then converts to a floating rate. Interest payments have been made quarterly since September, 2005.
Interest payable decreased by $13,000 from the December 31, 2006 balance of $929,000 to $916,000 at December 31, 2007. The decrease in interest payable was due to a decrease in accrued interest on deposits, partially offset by an increase in accrued interest on borrowings. Accrued interest on deposits decreased by $81,000 due to the decrease of $13.4 million in certificates of deposit. Accrued interest on borrowings increased by $68,000 due to an increase in the amount of borrowed funds.
Pass through payments received on loans sold decreased by $37,000 from $122,000 at December 31, 2006 to $85,000 at December 31, 2007. Pass through payments received on loans sold represents payments received loans which are sold but are serviced by the Company, that have not been remitted to the investor. Advances from borrowers for taxes and insurance decreased by $16,000 from $148,000 at December 31, 2006 to $132,000 at December 31, 2007. Other liabilities decreased by $211,000 from $1.6 million at December 31, 2006 to $1.4 million at December 31, 2007 primarily due to the reclassification of income taxes payable of $ 205,000 to other assets.

Stockholders’ equity at December 31, 2007 was $26.5 million compared to $26.7 million at December 31, 2006, an decrease of $155,000. This decrease was primarily a result of additional purchases of treasury stock, partially offset by increases in retained earnings and additional paid-in capital, a decrease in accumulated other comprehensive loss, and a reduction in the unearned employee stock ownership plan shares. Retained earnings increased by $526,000 primarily due to net income of $1.1 million offset by dividends declared and paid of $530,000. The change of $176,000 in unallocated employee stock ownership plan shares was due to the allocation of 30,408 shares to plan participants. The increase of $301,000 in additional paid-in capital was primarily due to the current year allocations of employee stock ownership shares and incentive plan shares. Treasury stock increased by $1.4 million from the purchase of 123,361 treasury shares during 2007, partially offset by the issuance of shares from treasury stock for the exercise of options for 500 shares of stock. All repurchased shares are held as treasury shares to be used for general corporate purposes.
Critical Accounting Policies
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company’s significant accounting policies are described in detail in the notes to the Company’s consolidated financial statements for the year ended December 31, 2007 and 2006. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company’s financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.
Allowance for Loan Losses – The allowance for loan losses provides coverage for probable losses inherent in the Company’s loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management’s estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.
The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogenous category or group of loans. The allowance for credit losses relating to impaired loans is based on the loan’s observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan’s effective interest rate.

Regardless of the extent of the Company’s analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company’s evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.
Loan Servicing Rights – Loan servicing rights (“LSR”) associated with loans originated and sold, where servicing is retained, are capitalized and included in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for LSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of LSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds, and the payment performance of the underlying loans. The carrying value of the LSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and a corresponding charge to the income statement.
Liquidity and Capital Resources
As of December 31, 2007, the total amount of certificates scheduled to mature in the following 12 months was $113.6 million.
Contractual and Off-Balance Sheet Obligations
The following table presents additional information about our contractual obligations as of December 31, 2007, which by their terms, have contractual maturity and termination dates subsequent to December 31, 2007 (dollars in thousands):

	Next 12	13-36	37-60	More than
	Months	Months	Months	60 Months	Totals

Contractual obligations:
Certificates of deposit	$113,567	$26,476	$5,164	$1,087	$146,294
Federal Home Loan Bank advances	11,800	—	20,000	24,000	55,800
Junior subordinated debt	—	—	—	6,186	6,186
Purchase of building in Champaign IL	1,700	—	—	—	1,700
Minimum operating lease commitments	308	161	4	—	473

Totals	$127,375	$26,637	$25,168	$31,273	$210,453

The Company’s purchase obligations have no material impact on its cash flow or liquidity, and accordingly, have not been included in the above table.
At December 31, 2007, the Company had outstanding commitments to originate loans of $7.9 million. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $2.5 million, with the remainder at floating market rates. In addition, the Company had outstanding unused lines of credit to borrowers aggregating $18.0 million for commercial lines, and $5.1 million for consumer lines of credit, which includes $610,000 in unused letters of credit. The Company also had an outstanding commitment to purchase a building in downtown Champaign for $1.7 million for future expansion.
The following table presents additional information about our unfunded commitments as of December 31, 2007, which by their terms have contractual maturity dates subsequent to December 31, 2007 (dollars in thousands):

	Next 12	13-36	37-60	More than
	Months	Months	Months	60 Months	Totals

Unfunded commitments:
Lines of credit	$11,452	$7,282	$597	$3,804	$23,135

The Company believes that it has adequate resources to fund all of its commitments. The Company’s most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Company’s operating, financing, lending and investing activities during any given period. The level of cash and cash equivalents at December 31, 2007 was $10.3 million. The Company’s future short-term requirements for cash are not expected to significantly change. However, in the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available, such as Federal Home Loan Bank advances. With sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company’s cash and cash equivalents (“cash”) decreased by $18.5 million in 2007 and increased by $16.3 million in 2006 and by $3.3 million in 2005.
Cash decreased in 2007 due to net cash used by investing activities of $35.2 million, offset by net cash provided by operating activities of $2.5 million and $14.2 million net cash provided by investing activities. Cash provided by operating activities included net income of $1.1 million, plus non cash adjustments to income including the proceeds of $17.1 million from the sales of loans originated for sale into the secondary market which is offset by $16.5 million in loans originated for sale, depreciation and amortization of $833,000, the provision for loan losses of $775,000, amortization of loan servicing rights of $175,000, compensation expense related to ESOP and incentive plan of $457,000, and the change in deferred income taxes of $127,000, partially offset by the net changes in interest receivable of $592,000, other assets of $338,000, and other liabilities of $270,000.
Net cash used in investing activities during 2007 included net originations of loans of $51.0 million, purchases of available for sale securities of $9.3 million and purchases of held to maturity securities of $1.0 million. Net cash provided in investing activities included proceeds from the maturities of available for sale securities of $18.5 million, proceeds from sales of available-for-sale securities of $7.2 million, proceeds from the maturities of held to maturity securities of $439,000, and $522,000 in proceeds from sales of foreclosed assets. Net cash provided by financing activities included the net increase in demand deposits, money market, NOW and savings accounts of $3.0 million, proceeds from Federal Home Loan Bank advances of $29.5 million and proceeds from short-term borrowings of $3.7 million, partially offset by a net decrease in certificates of deposit of $13.4 million, $6.5 million in repayment of Federal Home Loan Bank advances, $1.4 million for the purchase of treasury stock, and $530,000 for the payment of dividends.
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
The Bank is required to maintain regulatory capital sufficient to meet tier I leverage, tier I risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At December 31, 2007, the Bank exceeded each of its capital requirements with ratios of 10.1%, 13.6% and 14.5%, respectively.
Management of Interest Rate Risk
The principal objectives of the Company’s interest rate risk management function are: (i) to evaluate the interest rate risk included in certain balance sheet accounts; (ii) to determine the level of risk appropriate given the Company’s business focus, operating environment, capital and liquidity requirements, and performance objectives; (iii) to establish asset concentration guidelines; and (iv) to manage the risk consistent with Board-approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturity terms or repricing dates. The Company’s Board of Directors has established an Asset/Liability Committee consisting of directors and senior management officers, which is responsible for reviewing the Company’s asset/liability policies and interest rate risk position. Such committee generally meets on a quarterly basis, and at other times as dictated by market conditions, and reports to the Board of Directors.
The Company’s key interest rate risk management tactics consists primarily of: (i) emphasizing the attraction and retention of core deposits, which tend to be a more stable source of funding; (ii) emphasizing the origination of adjustable rate mortgage loan products and relatively short-term and medium-term commercial and consumer loans for the in-house portfolio, although this is dependent largely on the market for such loans; (iii) selling longer-term fixed-rate one-to-four family residential mortgage loans into the secondary market; and (iv) investing primarily in U.S. government agency investments and mortgage-backed securities.

Our ability to maintain net interest income depends upon earning a higher yield on assets than the rates we pay on deposits and borrowings and sustaining this positive interest rate spread during the fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities that either re-price or mature within a given period of time. The difference, or the interest rate re-pricing “gap”, provides an indication of how an institution’s interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.
The following table details the interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007, which mature or re-price in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to re-pricing or contractual maturity. Cumulatively, as of December 31, 2007, the amount of the Company’s interest-bearing liabilities estimated to mature or re-price within one year exceeded the Company’s earning assets with the same time characteristics by $84.5 million or 25.8% of the Company’s total book assets.

	Daily	1 to 3	3 to 12	1 to 3	3 to 5	Over 5
(dollars in thousands)	Repricing	Months	Months	Years	Years	Years	Total
Interest-earning assets:
Loans receivable, net (1)	$0	$44,864	$40,267	$80,985	$39,216	$29,917	$235,249
Investments	$0	$9,988	$13,076	$17,566	$7,260	$6,069	$53,959
Int bearing due from bank	$2,709	$0	$0	$0	$0	$0	$2,709

Total	$2,709	$54,852	$53,343	$98,551	$46,476	$35,986	$291,917

Interest-bearing liabilities:
Deposits	$0	$102,984	$76,896	$26,734	$6,251	$0	$212,865
Borrowings	$10,700	$4,515	$300	$6,186	$20,000	$24,000	$65,701

Total	$10,700	$107,499	$77,196	$32,920	$26,251	$24,000	$278,566

GAP	$(7,991)	$(52,647)	$(23,853)	$65,631	$20,225	$11,986	$13,351

Cumulative GAP	$(7,991)	$(60,638)	$(84,491)	$(18,860)	$1,365	$13,351	$13,351

Cumulative GAP as a % of Total Assets	-2.4%	-18.6%	-25.8%	-5.8%	0.4%	4.1%	4.1%

(1)
Fixed rate loans are slotted according to their final maturity date. Adjustable rate loans are slotted according to their next reprice date. The cash flows for Residential R/E, Commercial R/E and Consumer Installment Loans all receive an amortizing treatment. The cash flows for Residential R/E are accelerated to reflect assumptions for prepayments.

(2)	Reflects re-pricing, contractual maturity, or anticipated call date.

(3)	Securities are classified as available-for-sale and held-to-maturity.

(4)	Adjusted to reflect next likely reset period.

(5)	The cash flows for mortgage-backed securities receive an amortizing treatment.

(6)	The cash flows for mortgage-backed securities are accelerated to reflect assumptions for prepayments.
The degree to which future Interest Margin is potentially negatively exposed to changes in market interest rates is known as Earnings-at-Risk. To effectively evaluate Earnings-at-Risk, the Company employs an Earnings Simulation. The Earnings Simulation is a series of scenarios where 12 month future earnings are forecast holding market interest rates constant, forecast simulating rates rising progressively, and forecast simulating rates falling progressively. The interest rate environment where earnings are estimated to be lower than the “rates constant” scenario is the rate environment where earnings are “at risk”.
The Earnings Simulation is the most robust and reliable technique for measuring Interest Rate Risk, and goes well beyond mere gap analysis. The Earnings Simulation ultimately flows from an option adjusted balance sheet cash flow forecast. The Simulation not only takes into account that cash flows are dynamic and their streams often change with shifts in market interest rates, but also the relative degrees with which the rates associated with various balance sheet items react and adjust to changes in market interest rates. The following table sets forth the summarized results of the Earnings Simulation prepared as of December 31, 2007.

	$ Change	4Q-2007	$ Change
	Rates Falling	Earnings	Rates Rising
	100 BP	Forecast	100 BP
	(in thousands)
INTEREST INCOME
FF Sold & Due From Banks	-16	32	16
Securities	-147	2,522	133
Total Loans	-411	18,420	401
Other Interest Income	-29	122	29

Total Interest Income	-603	21,096	579

INTEREST EXPENSE
NOW, MMDA & Savings	-164	1,568	65
Small CD’s	-341	4,579	341
Large CD’s	-136	2,330	136
Structured Debt	-80	2,523	80

Total Interest Expense	-721	11,000	622

NET INTEREST INCOME	118	10,096	-43

Provision Expense	0	775	0
Non-Interest Income	0	2,570	0
Non-Interest Expense	0	9,086	0
Realized Security G/L	0	0	0
Income Before Taxes	118	2,805	-43
Taxes	31	740	-11

NET INCOME	87	2,065	-32

% Change in Net Interest Income	1.17%		-0.43%

The Company tends to be liability sensitive due to the levels of non-maturity deposits (NOW, Savings, and MMDA), the offering rates of which are available to be reset at least monthly, and certificates of deposit that will mature within twelve months. The effect of interest rate increases on loans, since they are subject to competitive pressure, tends to lag behind change in market rates. This lag generally lessens the positive impact on net interest income during a period of rising interest rates. Based on information provided in the table, assuming no significant impact from competitive pressure, the effect of an increase in interest rates of 100 basis points would be a decrease in annualized net interest income of approximately $32,000.

Impact of Inflation and Changing Prices
The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Bank’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Bank’s performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.
Impact of Accounting Changes
In September 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) No. 06-4, Postretirement Benefits Associated with Split-Dollar Life Insurance (EITF 06-4). EITF 06-4 requires deferred-compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company evaluated the impact of the adoption of EITF 06-4 on its financial condition, results of operations, and cash flows, and determined it will have no impact.
In September 2006, the FASB issued SFAS No. 157 (FAS 157), Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. FAS 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has evaluated the impact of the adoption of FAS 157 and determined it will not make on its financial reporting and disclosures.
In February 2007, the FASB issued SFAS No. 159 (FAS 159), The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. FAS 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately in the balance sheet. The main intent of the Statement is to mitigate the difficulty in determining the reported earnings caused by a “mixed-attribute” model” (or reporting some assets are fair value and others using a different valuation attribute such as amortized cost). The project is separated into two phases. This first phase addressed the creation of a fair value option for financial assets and liabilities. A second phase will address creating a fair value option for selected non-financial items. FAS 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Company evaluated the impact on the adoption of FAS 159, and determined it will not have a material impact on its financial reporting and disclosures.

In December 2007, the FASB issued SFAS No. 141R (FAS 141R), Business Combinations, which revises FAS 141 and changes multiple aspects of the accounting for business combinations. Under the guidance in FAS 141R, the acquisition method must be used, which requires the acquirer to recognize most identifiable assets acquired, liabilities assumed, and non-controlling interests in the acquiree at their full fair value on the acquisition date. Goodwill is to be recognized as the excess of the consideration transferred plus the fair value of the non-controlling interest over the fair values of the identifiable net assets acquired. Subsequent changes in the fair value of contingent consideration classified as a liability are to be recognized in earnings, while contingent consideration classified as equity is not to be re-measured. Costs such as transaction costs are to be excluded from acquisition accounting, generally leading to recognizing expense, and, additionally, restructuring costs that do not meet certain criteria at acquisition date are to be subsequently recognized as post-acquisition costs. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact that this issuance will have on its financial position and results of operation; however, it anticipates that the standard will lead to more volatility in the results of operations during the periods subsequent to an acquisition.
In December 2007, the FASB issued SFAS No. 160 (FAS 160), Non-controlling Interest in Consolidated Financial Statements – an Amendment of ARB No. 151. FAS 160 requires that a non-controlling interest in a subsidiary (i.e. minority interest) be reported in the equity section of the balance sheet instead of being reported as a liability or in the mezzanine section between debt and equity. It also requires that the consolidated income statement include consolidated net income attributable to both the parent and non-controlling interest of a consolidated subsidiary. A disclosure must be made on the face of the consolidated income statement of the net income attributable to the parent and to the non-controlling interest. Also, regardless of whether the parent purchases additional ownership interest, sells a portion of its ownership interest in a subsidiary or the subsidiary participates in a transaction that changes the parent’s ownership interest, as long as the parent retains controlling interest, the transaction is considered an equity transaction. FAS 160 is effective for annual periods beginning after December 15, 2008. The Company is currently evaluating the impact, if any, that this standard will have on its financial position and results of operations.
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
We operate primarily in Champaign, Clark and Edgar Counties in Illinois, and most of our loan customers and substantially all of our deposit and other customers live or have operations in, or contiguous to Champaign, Clark, and Edgar Counties, (our “primary market area”). Accordingly, our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary market area, along with the continued attraction of business ventures to the area. Our profitability is impacted by the changes in general economic conditions in this market. Additionally, unfavorable local or national economic conditions could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations.
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
At December 31, 2007, we had significant credit exposures to borrowers in agricultural and related businesses as well as commercial real estate development. If either of these industries experience an economic slowdown and, as a result, the borrowers in these industries are unable to perform their obligations under their existing loan agreements, our earnings could be negatively impacted, causing the value of our common stock to decline.

Additionally, a substantial focus of our marketing and business strategy is to serve both household and small to medium-sized businesses which are related to agriculture and real estate development in our primary market area. As a result, a relatively high percentage of our loan portfolio consists of agricultural and related business loans and commercial real estate development loans. As December 31, 2007, our agricultural loans accounted for 20.6% of our total loans while commercial real estate loans totaled 20.9% of our total loans. Producers of agricultural products may be negatively impacted by weather-related events that may affect their ability to repay their loans. Even though our commercial loans are primarily secured by real estate, during periods of economic weakness, small to medium-sized businesses may be impacted more severely than larger businesses. Consequently, the ability of such businesses to repay their loans may deteriorate, which would adversely impact our results of operations and financial condition.
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
As interest rates change, we expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this ‘gap” may work against us, and our earnings may be negatively affected.

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
As of December 31, 2007, directors and executive officers beneficially owned approximately 21.8% of our common stock. Employment agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock, option ownership and grants of stock not yet vested in of our board and management could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals of us that our directors and officers oppose.
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
Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal control over financial reporting. It will require our auditor to attest to such evaluation on an annual basis, beginning in 2008, unless these requirements are modified for smaller public companies. Ongoing compliance with these requirements is expected to be expensive and time-consuming and may negatively impact our results of operations. While our management has not identified any material weaknesses relating to our internal controls at December 31, 2007, we cannot make any assurance that material weaknesses in our internal control over financial reporting will not be identified in the future. If we are unable to complete an evaluation of our internal control over financial reporting and our auditor is not able to timely attest to such evaluation, we may be subject to regulatory scrutiny, and a loss of public confidence in our internal control over financial reporting which may cause the value of our common stock to decrease.
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

This page left intentionally blank.

Report of Independent
Registered Public Accounting Firm
Audit Committee, Board of Directors
    and Stockholders
First BancTrust Corporation
Paris, Illinois
We have audited the accompanying consolidated balance sheets of First BancTrust Corporation (Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First BancTrust Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
BKD, LLP
/s/ BKD, LLP
Decatur, Illinois
March 12, 2008

First BancTrust Corporation
Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006

Assets

Cash and due from banks	$7,630,464	$13,216,243
Interest-bearing demand deposits	2,708,902	15,575,106

Cash and cash equivalents	10,339,366	28,791,349

Available-for-sale securities	48,628,669	64,515,293

Held-to-maturity securities (fair value of $5,284,368 and $4,661,650)	5,330,817	4,779,948

Loans held for sale, net of unrealized losses of $0 and $2,617 at December 31, 2007 and 2006	393,900	835,904

Loans, net of allowance for loan losses of $2,091,278 and $2,222,355 at December 31, 2007 and 2006	234,855,325	185,443,561

Premises and equipment, net	10,509,674	11,016,532

Federal Home Loan Bank stock	3,748,855	3,748,855

Foreclosed assets held for sale, net	553,589	366,201

Interest receivable	3,511,478	2,919,235

Deferred income taxes	1,201,502	1,489,866

Loan servicing rights	292,632	351,114

Cash surrender value of life insurance	5,476,148	5,007,722

Goodwill	541,474	541,474

Core deposit intangibles	666,965	763,954

Other assets	824,961	486,791

Total assets	$326,875,355	$311,057,799

See Notes to Consolidated Financial Statements

	2007	2006
Liabilities and Stockholders’ Equity

Liabilities
Deposits
Demand	$19,273,786	$25,032,511
Savings, NOW, and money market	66,570,610	57,844,273
Time	129,759,805	159,726,297
Brokered time	16,534,532	—

Total deposits	232,138,733	242,603,081

Short-term borrowings	3,714,766	—
Federal Home Loan Bank advances	55,800,000	32,800,000
Junior subordinated debentures	6,186,000	6,186,000
Pass through payments received on loans sold	84,946	122,282
Advances from borrowers for taxes and insurance	131,933	148,051
Interest payable	915,955	929,094
Other liabilities	1,402,213	1,613,425

Total liabilities	300,374,546	284,401,933

Commitments and Contingent Liabilities

Stockholders’ Equity
Preferred stock, $.01 par value; authorized and unissued – 1,000,000 shares
Common stock, $.01 par value; authorized 5,000,000 shares; Issued 3,041,750 shares
Outstanding – 2007 – 2,195,839 shares; 2006 – 2,318,700 shares	30,418	30,418
Additional paid-in capital	15,134,403	14,833,574
Retained earnings	20,219,243	19,693,271
Unearned ESOP compensation; 2007 – 38,086 shares, 2006 – 68,494 shares	(220,105)	(395,837)
Accumulated other comprehensive loss	(425,563)	(679,414)
Treasury stock, at cost
Common: 2007 – 845,911 shares; 2006 – 723,050 shares	(8,237,587)	(6,826,146)

Total stockholders’ equity	26,500,809	26,655,866

Total liabilities and stockholders’ equity	$326,875,355	$311,057,799

First BancTrust Corporation
Consolidated Statements of Income
Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
Interest and Dividend Income
Loans
Taxable	$15,368,130	$12,644,476	$9,370,277
Tax-exempt	57,008	59,513	61,896
Securities
Taxable	2,467,510	2,676,412	2,775,099
Tax-exempt	287,810	521,787	466,712
Dividends on Federal Home Loan Bank stock	87,471	186,479	212,394
Deposits with financial institutions and other	220,720	203,693	112,507

Total interest and dividend income	18,488,649	16,292,360	12,998,885

Interest Expense
Deposits	7,988,640	6,363,391	3,506,395
Federal Home Loan Bank advances and other debt	2,285,732	2,021,927	1,826,035

Total interest expense	10,274,372	8,385,318	5,332,430

Net Interest Income	8,214,277	7,907,042	7,666,455

Provision for Loan Losses	774,748	230,000	510,145

Net Interest Income After Provision for Loan Losses	7,439,529	7,677,042	7,156,310

Noninterest Income
Customer service fees	1,200,063	1,074,097	965,684
Other service charges and fees	988,717	905,621	755,606
Net gains on loan sales	248,676	259,479	291,259
Net realized gains on sales of available-for-sale securities	69,621	12,106	117,959
Loan servicing fees	411,736	437,335	489,196
Brokerage fees	79,662	85,825	85,425
Abstract and title fees	343,385	312,761	349,733
Increase in cash surrender value of life insurance	227,914	215,014	176,560
Other	213,377	159,345	106,172

Total noninterest income	3,783,151	3,461,583	3,337,594

See Notes to Consolidated Financial Statements

	2007	2006	2005

Noninterest Expense
Salaries and employee benefits	$4,936,015	$5,068,424	$4,642,557
Net occupancy expense	860,348	685,911	437,944
Equipment expense	1,068,174	1,055,258	831,912
Data processing fees	678,664	615,035	485,944
Professional fees	409,528	455,870	460,101
Foreclosed assets expense, net	172,718	87,139	63,510
Marketing expense	253,312	242,413	334,164
Printing and office supplies	164,054	164,675	154,171
Amortization of loan servicing rights	175,192	242,327	486,792
Recovery of impairment of loan servicing rights	—	—	(24,191)
Other	1,154,231	1,166,882	1,060,033

Total noninterest expense	9,872,236	9,783,934	8,932,937

Income Before Income Taxes	1,350,444	1,354,691	1,560,967

Provision for Income Taxes	294,806	238,862	313,272

Net Income	$1,055,638	$1,115,829	$1,247,695

Basic Earnings Per Share	$0.49	$0.51	$0.56

Diluted Earnings Per Share	$0.47	$0.48	$0.52

First BancTrust Corporation
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2007, 2006 and 2005

	Common Stock		Additional Paid
	Shares	Amount	-In Capital

Balance, January 1, 2005	2,494,850	$30,418	$14,787,446

Comprehensive income
Net income	—	—	—
Change in unrealized appreciation on available-for-sale securities, net of taxes	—	—	—
Total comprehensive income

Dividends on common stock, $.24 per share	—	—	—
Purchase of treasury stock (131,600 shares)	(131,600)	—	—
Stock options exercised (4,200 shares)	4,200	—	4,400
Incentive plan shares allocated (13,704 shares)	—	—	(3,426)
Tax benefit related to stock options exercised and incentive plan	—	—	24,401
ESOP shares earned (30,408 shares)	—	—	202,318

Balance, December 31, 2005	2,367,450	30,418	15,015,139

Comprehensive income
Net income	—	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes	—	—	—
Total comprehensive income

Transfer of unearned incentive plan shares to paid-in capital	—	—	(589,364)
Cumulative effect of the initial application of SAB 108	—	—	—
Dividends on common stock, $.24 per share	—	—	—
Purchase of treasury stock (58,750 shares)	(58,750)	—	—
Stock options exercised (10,000 shares)	10,000	—	5,500
Incentive plan shares allocated (20,099 shares)	—	—	190,174
Tax benefit related to stock options exercised and incentive plan	—	—	26,881
ESOP shares earned (30,408 shares)	—	—	185,244

Balance, December 31, 2006	2,318,700	30,418	14,833,574

Comprehensive income
Net income	—	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes	—	—	—
Defined benefit pension plan – net loss	—	—	—
Total comprehensive income

Dividends on common stock, $.24 per share	—	—	—
Purchase of treasury stock (123,361 shares)	(123,361)	—	—
Stock options exercised (500 shares)	500	—	80
Incentive plan shares allocated (10,785 shares)	—	—	114,186
Tax benefit related to stock options exercised and incentive plan	—	—	19,026
ESOP shares earned (30,408 shares)	—	—	167,537

Balance, December 31, 2007	2,195,839	$30,418	$15,134,403

See Notes to Consolidated Financial Statements

	Unearned	Unearned	Accumulated Other
Retained	Incentive Plan	ESOP	Comprehensive	Treasury
Earnings	Shares	Compensation	Loss	Stock	Total

$18,396,265	$(702,422)	$(747,302)	$415,227	$(4,632,769)	$27,546,863

1,247,695	—	—	—	—	1,247,695

—	—	—	(1,080,650)	—	(1,080,650)

					167,045

(581,970)	—	—	—	—	(581,970)
—	—	—	—	(1,639,297)	(1,639,297)
—	—	—	—	37,054	41,454
—	113,058	—	—	—	109,632

—	—	—	—	—	24,401
—	—	175,732	—	—	378,050

19,061,990	(589,364)	(571,570)	(665,423)	(6,235,012)	26,046,178

1,115,829	—	—	—	—	1,115,829

—	—	—	(13,991)	—	(13,991)

					1,101,838

—	589,364	—	—	—	—
58,000	—	—	—	—	58,000
(542,548)	—	—	—	—	(542,548)
—	—	—	—	(684,334)	(684,334)
—	—	—	—	93,200	98,700
—	—	—	—	—	190,174

—	—	—	—	—	26,881
—	—	175,733	—	—	360,977

19,693,271	—	(395,837)	(679,414)	(6,826,146)	26,655,866

1,055,638	—	—	—	—	1,055,638

—	—	—	301,739	—	301,739
—	—	—	(47,888)	—	(47,888)

					1,309,489

(529,666)	—	—	—	—	(529,666)
—	—	—	—	(1,416,296)	(1,416,296)
—	—	—	—	4,855	4,935
—	—	—	—	—	114,186

—	—	—	—	—	19,026
—	—	175,732	—	—	343,269

$20,219,243	$—	$(220,105)	(425,563)	$(8,237,587)	$26,500,809

First BancTrust Corporation
Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005

Operating Activities
Net income	$1,055,638	$1,115,829	$1,247,695
Items not requiring (providing) cash
Depreciation and amortization	833,093	651,548	413,487
Provision for loan losses	774,748	230,000	510,145
Loss on foreclosed assets, net	89,438	27,908	20,868
Loss (gain) on premises and equipment	(5,170)	93,260	89,188
Amortization of premiums and discounts on securities, net	71,157	49,390	67,397
Amortization of loan servicing rights	175,192	242,327	486,792
Recovery for impairment of loan servicing rights	—	—	(24,191)
Deferred income taxes	127,425	(99,486)	(189,433)
Amortization of intangible assets	96,989	68,723	42,120
Net realized gains on available-for-sale securities	(69,621)	(12,106)	(117,959)
Net gain on loan sales	(248,676)	(259,479)	(291,259)
Federal Home Loan Bank stock dividends	—	—	(212,186)
Compensation expense related to ESOP and incentive plan	457,455	551,151	487,682
Loans originated for sale	(16,532,742)	(15,410,475)	(15,494,804)
Proceeds from sales of loans originated for sale	17,106,712	15,345,148	15,113,485
Changes in
Interest receivable	(592,243)	(503,546)	(73,789)
Cash surrender value of life insurance	(193,426)	(182,836)	(176,560)
Other assets	(338,170)	171,182	(53,981)
Interest payable	(13,139)	683,976	104,617
Other liabilities	(270,433)	249,785	244,436

Net cash provided by operating activities	2,524,227	3,012,299	2,193,750

Investing Activities
Purchases of available-for-sale securities	(9,332,982)	(7,338,757)	(9,325,372)
Proceeds from maturities of available-for-sale securities	18,535,599	18,185,350	23,616,275
Proceeds from sales of available-for-sale securities	7,171,793	996,446	985,299
Purchases of held-to-maturity securities	(986,535)	(1,880,773)	—
Proceeds from maturities of held-to-maturity securities	439,381	543,941	1,356,578
Net change in loans	(50,985,490)	(29,247,099)	(25,700,454)
Proceeds from sales of foreclosed assets	522,152	331,539	799,345
Purchase of premises and equipment	(329,145)	(5,306,086)	(2,699,845)
Capitalized interest	—	(101,080)	(20,216)
Proceeds from disposal of premises and equipment	8,080	31,900	—
Proceeds received from exchange of premises and equipment	—	—	269,096
Redemption of Federal Home Loan Bank stock	—	2,859,557	—
Purchase of life insurance	(275,000)	—	(125,000)
Net cash paid for the purchase of Rantoul First Bank (net of cash received)	—	—	(2,333,440)

Net cash used in investing activities	(35,232,147)	(20,925,062)	(13,177,734)

See Notes to Consolidated Financial Statements

	2007	2006	2005

Financing Activities
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	$2,967,612	$(4,994,112)	$(1,184,822)
Net increase (decrease) in certificates of deposit	(13,431,960)	53,621,926	8,952,043
Premium paid for acquired deposits	—	(348,925)	—
Net increase (decrease) in short-term borrowings	3,714,766	(2,500,000)	500,000
Proceeds from Federal Home Bank advances	29,500,000	29,500,000	2,000,000
Repayment of Federal Home Loan Bank advances	(6,500,000)	(39,900,000)	—
Proceeds from the issuance of junior subordinated debentures	—	—	6,186,000
Net change in pass through payments received on loans sold	(37,336)	47,587	14,501
Net change in advances from borrowers for taxes and insurance	(16,118)	(41,315)	29,778
Proceeds from stock options exercised	4,935	98,700	41,454
Purchase of treasury stock	(1,416,296)	(684,334)	(1,639,297)
Dividends paid	(529,666)	(542,548)	(581,970)

Net cash provided by financing activities	14,255,937	34,256,979	14,317,687

Increase (Decrease) in Cash and Cash Equivalents	(18,451,983)	16,344,216	3,333,703

Cash and Cash Equivalents, Beginning of Year	28,791,349	12,447,133	9,113,430

Cash and Cash Equivalents, End of Year	$10,339,366	$28,791,349	$12,447,133

Supplemental Cash Flows Information

Interest paid (net of capitalized interest)	$10,287,511	$7,701,342	$5,227,813

Income taxes paid (net of refunds)	$302,952	$460,000	$340,000

Real estate and other property acquired in settlement of loans	$798,978	$458,448	$257,374

Tax benefit related to incentive plan and exercise of options	$19,026	$26,881	$24,401

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 1: Nature of Operations and Summary of Significant Accounting Policies
Nature of Operations
First BancTrust Corporation (Company) is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, First Bank & Trust, S.B. (Bank), ECS Service Corporation, and First Charter Service Corporation. FBTC Statutory Trust I (Trust) is an unconsolidated wholly owned subsidiary of the Company. The Trust was formed during 2005 to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in East Central Illinois. The Company also provides title services through its subsidiary, ECS Service Corporation. During May 2005, the Bank dissolved its subsidiary, Community Finance Center, and it became a division of the Bank. Community Finance Center provided retail consumer loans to the Company’s customers. The Company also has an inactive subsidiary, First Charter Service Corporation, which formerly provided brokerage services prior to 2005. The Company and Bank are subject to competition from other financial institutions. The Company and Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.
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
December 31, 2007 and 2006
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
December 31, 2007 and 2006
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
The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
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
The Company capitalized interest during the construction period of its new bank facility. Interest capitalization ceased when the facility was completed and available for occupancy in 2006.
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
The Company owns $3,748,855 of Federal Home Loan Bank stock as of December 31, 2007. During the third quarter of 2007, the Federal Home Loan Bank of Chicago received a Cease and Desist Order from their regulator, the Federal Housing Finance Board. The draft order prohibits capital stock repurchases and redemptions until a time to be determined by the Federal Housing Finance Board. The Federal Home Loan Bank will continue to provide liquidity and funding through advances and the purchases of mortgages through the MPF Program. Federal Home Loan Bank will continue to assess their dividend capacity each quarter, and will obtain the necessary approval if a dividend is made.
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
December 31, 2007 and 2006
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
Incentive Plan
During 2005, the Company accounted for its stock award program or incentive plan in accordance with Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. The aggregate purchase price of all shares owned by the incentive plan was reflected as a reduction of stockholders’ equity. As of January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, using the modified prospective application method. As a result of implementing the modified prospective application method, the Company reclassified 589,000 shares from a contra equity account to additional paid-in capital.
Compensation expense is based on the market price of the Company’s stock on the date the shares are granted and is recorded over the vesting period. The difference between the aggregate purchase price and the fair value on the date granted of the shares earned is recorded as an adjustment to additional paid-in capital.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Employee Stock Ownership Plan
The Company accounts for its employee stock ownership plan (ESOP) in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants are presented in the consolidated balance sheet as a reduction of stockholders’ equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.
Shares are considered outstanding for earnings per share calculations when they are committed to be released; unallocated shares are not considered outstanding.
Treasury Stock
Treasury stock is stated at cost. Cost is determined by the average cost method.
Stock Options
The Company has a stock-based employee compensation plan, which is described more fully in Note 20. During 2005, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income for 2005, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. During 2006, the Company adopted FASB Statement No. 123R, Share-Based Payment. The following table illustrates the effect of net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123R during 2005.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

Year Ended
2005

Net income, as reported	$1,247,695
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	282,723

Pro forma net income	$964,972

Earnings per share:
Basic – as reported	$.56

Basic – pro forma	$.43

Diluted – as reported	$.52

Diluted – pro forma	$.41

During December 2005, the Company accelerated the vesting of 182,504 options on shares of the Company’s stock. By accelerating the vesting of these options, the Company estimated approximately $411,000 of future compensation was eliminated. The exercise price and remaining terms of each of the accelerated options remained the same. As of December 31, 2007 and 2006, all of the Company’s stock options are vested. In accordance with Statement No. 123R and related interpretations, no compensation expense was recognized.
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

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Reclassifications
Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 financial statement presentation. These classifications had no effect on net income.
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
Note 3: Securities
The amortized cost and approximate fair values of securities are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value

Available-for-sale securities:
December 31, 2007:
U.S. Treasuries	$3,873,398	$—	$(412,798)	$3,460,600
U.S. government agencies	5,480,738	140,318	(2,390)	5,618,666
Mortgage-backed securities	34,020,418	90,014	(437,899)	33,672,533
State and political subdivisions	4,858,762	21,565	(29,187)	4,851,140
Equity securities	1,026,424	7,506	(8,200)	1,025,730

	$49,259,740	$259,403	$(890,474)	$48,628,669

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value

December 31, 2006:
U.S. Treasuries	$3,869,313	$—	$(413,049)	$3,456,264
U.S. government agencies	6,966,473	77,022	(29,748)	7,013,747
Mortgage-backed securities	40,767,304	99,665	(909,794)	39,957,175
State and political subdivisions	12,351,297	150,189	(96,426)	12,405,060
Equity securities	1,685,013	5,304	(7,270)	1,683,047

	$65,639,400	$332,180	$(1,456,287)	$64,515,293

		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value

Held-to-maturity securities:
December 31, 2007:
Mortgage-backed securities	$5,330,817	$22,379	$(68,828)	$5,284,368

December 31, 2006:
Mortgage-backed securities	$4,779,948	$—	$(118,298)	$4,661,650

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
The amortized cost and fair value of available-for-sale and held-to-maturity securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity
	Amortized	Approximate	Amortized	Approximate
	Cost	Fair Value	Cost	Fair Value

Within one year	$2,365,197	$2,219,835	$—	$—
One to five years	8,560,892	8,421,808	—	—
Five to ten years	3,286,809	3,288,763	—	—

	14,212,898	13,930,406	—	—
Mortgage-backed securities	34,020,418	33,672,533	5,330,817	5,284,368
Equity securities	1,026,424	1,025,730	—	—

Totals	$49,259,740	$48,628,669	$5,330,817	$5,284,368

The carrying value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances and for other purposes, was $39,901,000 at December 31, 2007 and $49,900,165 at December 31, 2006.
Gross gains of $93,755, $12,106, and $117,959 resulting from sales of available-for-sale securities were realized for 2007, 2006, and 2005. Gross losses of $24,134 resulting from sales of available-for-sale securities were realized for 2007. Income tax expense of $27,013, $4,697, and $45,768 was recognized on the sales of available-for-sale securities during 2007, 2006, and 2005.
With the exception of securities of U.S. government agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholders’ equity at December 31, 2007.
Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2007 and 2006, was $34,514,548 and $45,614,849, which is approximately 64% and 66% of the Company’s investment portfolio. These declines primarily resulted from recent increases in market interest rates.
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

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

	Less Than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

December 31, 2007:
U.S. treasury	$—	$—	$3,460,600	$(412,798)	$3,460,600	$(412,798)
U.S. government agencies	—	—	997,610	(2,390)	997,610	(2,390)
Mortgage-backed securities	5,369,800	(19,187)	22,129,729	(487,540)	27,499,529	(506,727)
State and political subdivisions	29,980	(20)	2,518,329	(29,167)	2,548,309	(29,187)
Equity securities	—	—	8,500	(8,200)	8,500	(8,200)

Total temporarily impaired securities	$5,399,780	$(19,207)	$29,114,768	$(940,095)	$34,514,548	$(959,302)

	Less Than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

December 31, 2006:
U.S. treasury	$—	$—	$3,456,264	$(413,049)	$3,456,264	$(413,049)
U.S. government agencies	—	—	2,467,511	(29,748)	2,467,511	(29,748)
Mortgage-backed securities	2,848,852	(31,943)	31,441,688	(996,149)	34,290,540	(1,028,092)
State and political subdivisions	1,555,034	(18,653)	3,836,070	(77,773)	5,391,104	(96,426)
Equity securities	—	—	9,430	(7,270)	9,430	(7,270)

Total temporarily impaired securities	$4,403,886	$(50,596)	$41,210,963	$(1,523,989)	$45,614,849	$(1,574,585)

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 4: Loans and Allowance for Loan Losses
Categories of loans at December 31, include:

	2007	2006

Commercial and industrial	$14,394,967	$7,359,758
Agricultural production financing	19,875,471	18,897,117
Real estate construction	4,166,338	2,422,756
Commercial and agricultural real estate	78,710,673	60,733,680
Residential real estate	91,544,319	70,082,306
Consumer	27,723,211	27,539,835
Other	1,526,258	1,599,529

Total loans	237,941,237	188,634,981

Less
Unearned discount and fees	(994,205)	(882,007)
Undisbursed loans in process	(429)	(87,058)
Allowance for loan losses	(2,091,278)	(2,222,355)

Net loans	$234,855,325	$185,443,561

Activity in the allowance for loan losses was as follows:

	2007	2006	2005

Balance, beginning of year	$2,222,355	$2,662,450	$2,300,452
Provision charged to expense	774,748	230,000	510,145
Losses charged off, net of recoveries of $89,267 for 2007, $102,794 for 2006 and $90,198 for 2005	(905,825)	(670,095)	(348,348)
Allowance acquired through business combination	—	—	200,201

Balance, end of year	$2,091,278	$2,222,355	$2,662,450

Impaired loans totaled $8,878,970 and $6,170,616 at December 31, 2007 and 2006, respectively. An allowance for loan losses of $744,965 and $1,060,373 relates to impaired loans of $5,126,030 and $2,789,617, at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, impaired loans of $3,752,940 and $3,380,999 had no related allowance for loan losses.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Interest of $557,957, $390,838, and $504,291 was recognized on average impaired loans of $7,880,957, $5,960,972 and $7,442,377 for 2007, 2006 and 2005. Interest of $443,686, $416,642 and $457,973 was recognized on impaired loans on a cash basis during 2007, 2006 and 2005.
At December 31, 2007 and 2006, accruing loans delinquent 90 days or more totaled $859,760 and $654,581, respectively. Non-accruing loans at December 31, 2007 and 2006 were $8,009 and $650,826, respectively.
Note 5: Premises and Equipment
Major classifications of premises and equipment, stated at cost, are as follows:

	2007	2006

Land	$1,112,339	$1,098,339
Buildings and improvements	9,170,487	9,028,432
Leasehold improvements	445,016	445,016
Equipment	3,810,688	3,646,238

	14,538,530	14,218,025

Less accumulated depreciation	4,028,856	3,201,493

Net premises and equipment	$10,509,674	$11,016,532

Note 6: Goodwill
Goodwill of $541,474 was acquired in the year ended December 31, 2005. See Note 23.
All goodwill is allocated to the banking segment of the business. The fair value of the banking segment of the business was estimated using the expected value of future cash flows.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 7: Core Deposit Intangibles
The carrying basis and accumulated amortization of core deposit intangibles of December 31, 2007 and 2006 were:

	2007		2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Core deposit intangibles	$889,617	$222,652	$889,617	$125,663

During 2006, the Company assumed approximately $13, 000,000 in deposits from a branch purchase in Rantoul. The Company recognized a core deposit intangible of $348,925 related to these deposits. No other assets or liabilities were acquired or assumed related to this transaction.
Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $96,989, $68,723 and $42,120, respectively. Estimated amortization expense for each of the following five years is:

2008	$93,348
2009	89,784
2010	86,741
2011	85,111
2012	83,552

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 8: Loan Servicing
Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans consist of the following:

	2007	2006

One-to-four family residential loans
FHLMC	$68,401,799	$69,799,034
IHDA	11,976,977	11,286,790

	80,378,776	81,085,824

Agricultural loans
Farmer Mac	249,610	265,758
Other investors	5,883,794	7,141,476

Commercial loans
Other financial institutions	383,054	—

	$86,895,234	$88,493,058

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $255,437, $245,951 and $243,566 at December 31, 2007, 2006 and 2005, respectively.
The aggregate fair value of capitalized loan servicing rights at December 31, 2007, 2006 and 2005 totaled $985,759, $1,183,703 and $1,342,246, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, and interest rate, were used to stratify the originated loan servicing rights. The carrying value of capitalized loan servicing rights are as follows:

	2007	2006	2005

Loan Servicing Rights
Balance, beginning of year	$351,114	$462,341	$780,828
Servicing rights capitalized	116,710	131,100	168,305
Amortization of servicing rights	(175,192)	(242,327)	(486,792)

	292,632	351,114	462,341
Valuation allowance	—	—	—

Balance, end of year	$292,632	$351,114	$462,341

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Activity in the valuation allowance for loan servicing rights was as follows:

	2007	2006	2005

Balance, beginning of year	$—	$—	$24,191

Additions	—	—	1,739
Reductions	—	—	(25,930)
Direct write-downs	—	—	—

Balance, end of year	$—	$—	$—

Note 9: Interest-Bearing Deposits
Interest-bearing deposits in denominations over $100,000 were $61,935,668 on December 31, 2007 and $77,908,901 on December 31, 2006.
At December 31, 2007, the scheduled maturities of time and brokered time deposits are as follows:

2008	$113,566,929
2009	17,548,042
2010	8,928,305
2011	2,872,789
2012	2,291,572
Thereafter	1,086,700

$146,294,337

Note 10: Short-term Borrowings
Short-term borrowings included the following at December 31:

	2007	2006

Federal funds purchased	$2,700,000	$—
Short term line of credit	1,014,766	—

Total short-term borrowings	$3,714,766	$—

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
The short term line of credit includes a revolving line of credit for $2,000,000 negotiated by First BancTrust Corporation with LaSalle Bank NA on March 13, 2007 for a term of one year. The interest rate, currently 6.86%, is subject to change quarterly, and is based on the LIBOR rate plus 175 basis points. Interest payments are due quarterly, and principal payments may be made at month end without penalty. The loan is secured by all of the First Bank & Trust, s.b. stock owned by First BancTrust Corporation. Interest expense associated with the line of credit for the year ended December 31, 2007 totaled $44,955.
Note 11: Federal Home Loan Bank Advances and Other Debt

	2007	2006

Federal Home Loan Bank open line of credit, variable rate, 3.96% at December 31, 2007	$8,000,000	$—
Federal Home Loan Bank advances, fixed rates ranging from 3.12% to 5.32% at December 31, 2007, due at various dates through April 2017	47,800,000	32,800,000

	$55,800,000	$32,800,000

The Federal Home Loan Bank advances are secured by first-mortgage loans, certain mortgage and other investment securities, and all Federal Home Loan Bank stock owned by the Company. Advances are subject to restrictions or penalties in the event of prepayment. Convertible advances of $15,000,000 have a specific lock-out period of six months or one year, after which the Federal Loan Bank has the option to convert the advance to a quarterly adjustable rate loan, with the option of prepayment at the conversion date, or on any future date of rate adjustment. Convertible advances of $25,500,000 are past the initial lock-out period, and are subject to possible conversion to an adjustable rate advance on a quarterly basis.
Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2007, are:

2008	$3,800,000
2011	15,000,000
2012	5,000,000
After 2012	24,000,000

$47,800,000

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 12: Junior Subordinated Debentures
On June 15, 2005, the Company completed the issuance and sale of $6.0 million of trust preferred securities through FBTC Statutory Trust I (the “Trust”), a statutory business trust and wholly-owned subsidiary of the Company, as part of a pooled offering. The Company established the Trust for the purpose of issuing the trust preferred securities and investing the proceeds from the sale of such trust preferred securities in the debentures. The $6.0 million in proceeds from the trust preferred issuance and an additional $186,000 for the Company’s investment in the common equity of the Trust, a total of $6,186,000 was invested in the junior subordinated debentures of the Company. The debentures issued by the Company to the Trust are first redeemable, in whole or part, by the Company, on June 15, 2010, and mature on June 15, 2035. Interest is fixed at 5.80% for a period of five years, then converts to a floating rate. Interest payments are made quarterly beginning in September, 2005.
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
Note 13: Income Taxes
The provision for income taxes includes these components:

	2007	2006	2005

Taxes currently payable
Federal	$130,643	$338,348	$502,705
State	36,738	—	—
Deferred income taxes
Federal	111,661	(153,151)	(291,959)
State	15,764	53,665	102,526

Income tax expense	$294,806	$238,862	$313,272

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2007	2006	2005

Computed at the statutory rate (34%)	$459,151	$460,595	$530,729
Increase (decrease) resulting from
Tax exempt interest	(95,097)	(165,132)	(198,900)
State income taxes	34,651	35,419	67,667
Increase in cash surrender value of life insurance	(65,273)	(61,761)	(58,513)
Other	(38,626)	(30,259)	(27,711)

Actual tax expense	$294,806	$238,862	$313,272

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2007	2006
Deferred tax assets
Allowance for loan losses	$812,021	$862,879
Reserve for uncollected interest	3,875	23,668
Deferred compensation	199,662	167,422
Unrealized losses on available-for-sale securities	244,855	436,152
Net operating losses	772,799	858,166
Other	274,691	175,132

	2,307,903	2,523,419

Deferred tax liabilities
Depreciation	(309,203)	(301,836)
Federal Home Loan Bank stock dividends	(349,503)	(349,503)
Capitalized loan servicing rights	(113,068)	(134,354)
Purchase accounting difference	(163,526)	(199,604)
Other	(171,101)	(48,256)

	(1,106,401)	(1,033,553)

Net deferred tax asset	$1,201,502	$1,489,866

The Company received net operating losses from the acquisition of Rantoul First Bank, SB. The remaining federal loss totaling $2,272,937 can be utilized by the Company and will expire in 2020.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Retained earnings at December 31, 2007 and 2006, include approximately $2,573,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $998,324 at December 31, 2007 and 2006.
Note 14: Other Comprehensive Income (Loss)
Other comprehensive income (loss) components and related taxes were as follows:

	2007	2006	2005

Unrealized gains (loss) on available-for-sale securities	$562,658	$(10,754)	$(1,664,047)
Less reclassification adjustment for realized gains included in income	69,621	12,106	117,959

	493,037	(22,860)	(1,782,006)
Defined benefit pension plan — net loss	(78,247)	—	—

Other comprehensive income (loss), before tax effect	414,790	(22,860)	(1,782,006)

Tax expense (benefit)	160,939	(8,869)	(701,356)

Other comprehensive income (loss)	$253,851	$(13,991)	$(1,080,650)

The components of accumulated other comprehensive loss included in stockholders’ equity, are as follows:

	2007	2006

Net unrealized loss on securities available-for-sale	$(622,531)	$(1,115,568)
Defined benefit pension plan	(78,247)	—

	(700,778)	(1,115,568)

Tax effect	275,215	436,154

Net other comprehensive loss, net of taxes	$(425,563)	$(679,414)

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 15: Stockholders’ Equity
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table). Management believes, as of December 31, 2007 and 2006, that the Bank meets all capital adequacy requirements to which it is subject.
As of December 31, 2007, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.
The Bank’s actual capital amounts and ratios are also presented in the following table.

					To Be Well Capitalized
			For Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2007
Total capital (to risk-weighted assets)	$33,325	14.5%	$18,366	8.0%	$22,958	10.0%

Tier I capital (to risk-weighted assets)	31,234	13.6	9,183	4.0	13,775	6.0

Tier I capital (to average assets)	31,234	10.1	12,414	4.0	15,517	5.0

As of December 31, 2006
Total capital (to risk-weighted assets)	$32,492	17.1%	$15,213	8.0%	$19,016	10.0%

Tier I capital (to risk-weighted assets)	30,270	15.9	7,606	4.0	11,410	6.0

Tier I capital (to average assets)	30,270	10.4	11,679	4.0	14,598	5.0

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
The Bank is permitted to pay dividends to the Company in an amount equal to its net profits in any fiscal year; however, in the event that capital is less than 6% to total assets, the Bank can pay up to 50% of its net profits for that year without prior approval of the State of Illinois Department of Financial and Professional Regulation. In addition, the Bank is unable to pay dividends in an amount which would reduce its capital below the greater of (i) the amount required by the FDIC or (ii) the amount required by the Bank’s liquidation account. The FDIC and the Commissioner also have the authority to prohibit the payment of any dividends by the Bank if they determine that the distribution would constitute an unsafe or unsound practice. At December 31, 2007, the Bank could declare up to approximately $335,227 without receiving regulatory approval.
Note 16: Related Party Transactions
At December 31, 2007 and 2006, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties).
The aggregate amount of loans, as defined, to such related parties were as follows:

Balance, January 1, 2007	$658,603
Change in composition of related parties	627,562
New loans, including renewals	251,642
Payments, etc., including renewals	(219,806)

Balance, December 31, 2007	$1,318,001

In management’s opinion, such loans and other extensions of credit were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.
Note 17: Employee Benefit Plans
The Company has a retirement savings 401(k) covering substantially all employees. The Company may contribute to the plan at the discretion of the Board of Directors. Employer contributions charged to expense for 2007, 2006 and 2005 were $5,490, $5,076, and $5,289, respectively.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
The Company also maintains a voluntary employee’s benefit association (VEBA) for the benefit of substantially all of its full-time employees. Those benefits available under the VEBA include major medical, life, accidental death and dismemberment, and disability insurance. These benefits are available to all employees who have attained a minimum age and length of service. The VEBA is funded through voluntary contributions from employees and contributions of the Company. Employer contributions totaled $354,292, $375,000 and $325,000 for the years ended December 31, 2007, 2006 and 2005. The VEBA has been determined to be a tax-exempt organization with its fiscal year ending December 31.
The Company has a noncontributory defined postretirement plan covering all employees who meet the eligibility requirements. Eligible employees who retire may elect to continue medical coverage by paying the full cost of the coverage.
The Company has a deferred director fee plan covering certain directors whereby each director may elect to defer their annual fees. For the years ended December 31, 2007, 2006 and 2005, fees deferred and interest expense related to the plan totaled $83,091, $83,860 and $74,908, respectively. The liability related to these plans was $514,592 and $431,501 as of December 31, 2007 and 2006.
The Company has a noncontributory defined benefit postretirement plan covering two former directors of an acquired institution relating to the reimbursement of health insurance premiums for life. The Plan is unfunded with actual premium payments being paid as incurred. The accumulated postretirement benefit was immaterial as of December 31, 2007 and 2006.
The Company also has deferred compensation agreements with certain directors and officers of the former Rantoul First Bank, SB. The agreements, which include specific service requirements, provide benefits to certain retired directors and officers upon attainment of specified ages, disability or death. The deferred compensation charged to earnings were $16,322 and $3,900 for the year ended December 31, 2007 and 2006. The deferred compensation liability related to these agreements was $132,081 and $146,767 as of December 31, 2007 and 2006.
Note 18: Employee Stock Ownership Plan
The Company has an employee stock ownership plan (ESOP) covering substantially all employees who work 20 or more hours per week. The ESOP borrowed $1,406,297 from the Company and used those funds to acquire 243,340 shares of the Company’s common stock at an average price of $5.78.
Shares issued to the ESOP are allocated to ESOP participants based on principal repayments made by the ESOP on the loan from the Company. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank’s discretionary contributions to the ESOP and earnings on ESOP assets. Dividends on unallocated ESOP shares will be applied to reduce the loan. Principal payments are scheduled to occur in even annual amounts over an eight year period. However, in the event contributions exceed the minimum debt service requirements, additional principal payments will be made.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Stock totaling 30,408 shares for 2007, 2006 and 2005 with an average fair value of $11.29, $11.87 and $12.43 were committed to be released, resulting in ESOP compensation expense of $343,269, $360,977 and $378,050 for 2007, 2006 and 2005, respectively. The ESOP shares as of December 31 were as follows:

	2007	2006	2005

Allocated shares	205,254	174,846	144,438
Shares released for allocation	—	—	—
Unreleased shares	38,086	68,494	98,902

Total ESOP shares	243,340	243,340	243,340

Fair value of unreleased shares at December 31	$405,235	$808,229	$1,211,550

The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary’s termination or after retirement. At December 31, 2007, the fair value of the 205,254 allocated shares held by the ESOP is $2,183,903.
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
At December 31, 2007, 116,470 shares had been awarded. In 2002, the Company awarded 68,292 shares under the incentive plan which vested ratably over a five-year period, commencing with the date of the award. An additional 53,178 of performance based shares were awarded in December 2005 to members of the Board of Directors and management which will vest based on the achievement of year-over-year goals for profitability improvement and cumulative profitability over a five-year period beginning in 2006 established by the Board of Directors. During 2007, 5,000 of the performance based shares were forfeited. Expense recognized under the incentive plan totaled $114,186 for 2007, $190,174 for 2006, and $109,632 for 2005. The recognized tax benefit related thereto was $44,304 for 2007, $73,788 for 2006, and $42,537 for 2005.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
A summary of the status of the Company’s nonvested shares as of December 31, 2007, and changes during the year then ended, is presented below:

	2007
		Weighted-
		Average
		Grant-Date
	Shares	Fair Value

Nonvested, beginning of year	61,676	$11.51
Granted	—
Vested	13,498	8.00
Forfeited	—

Nonvested, end of year	48,178	$12.49

As of December 31, 2007 and 2006, there was $200,560 and $360,129 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. The unrecognized compensation cost is expected to be recognized over the next three years. Management reviewed the likelihood of achieving the goals related to the performance based shares and determined it is likely it will achieve its goals for 2009 and 2010. Therefore, management has recognized compensation expense related to the performance based shares.
The unrecognized cost as of December 31, 2007 is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of shares vested during the years ended December 31, 2007 was $107,984 and for 2006 and 2005, was 109,584.
Note 20: Stock Option Plan
The Company has a fixed option plan, which is shareholder approved, under which the Company may grant options that vest over five years to selected employees for up to 304,174 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. The exercise price of each option is intended to equal the fair value of the Company’s stock on the date of grant. An option’s maximum term is ten years. In December 2005, the Company accelerated the vesting of 182,504 options on shares of the Company’s stock. The exercise price and remaining terms of the options remained the same. As of December 31, 2007 and 2006, all of the stock options are fully vested.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
The fair value of each option award is estimated on the date of grant Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
A summary of option activity under the Plan as of December 31, 2007 and changes during the year then ended, is presented below:

	2007
			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
	Shares	Exercise Price	Term	Intrinsic Value

Outstanding, beginning of year	289,974	$9.87
Granted	—	—
Exercised	500	9.87
Forfeited or expired	—	—

Outstanding, end of year	289,474	$9.87	5.3 years	$222,895

Exercisable, end of year	289,474	$9.87	5.3 years	$222,895

Cash received from option exercise of the stock option plan for the years ended December 31, 2007, 2006 and 2005 was $4,935, $98,700 and $41,454, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $122, $8,079 and $4,798, respectively, for the years ended December 31, 2007, 2006 and 2005.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 21: Leases
The Company has several noncancellable operating leases, including a building lease for the Savoy facility, and leases for other various types of equipment, including imaging equipment and other computer and network components. The building lease was originated in 2004 for a term of five years, with a renewal option for an additional five year term, and requires the lessee to pay all executory costs such as real estate taxes, maintenance and insurance. The equipment operating leases expire over the next five years, and generally contain renewal options for one year to five years. Total rental expense for all operating leases was $489,729, $494,297 and $460,792 for the years ended December 31, 2007, 2006 and 2005, respectively.
Future minimum lease payments under operating leases are:

2008	$308,314
2009	142,790
2010	18,276
2011	3,263
2012	804

Total minimum lease payments	$473,447

Note 22: Earnings Per Share
Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2007
		Weighted-	Per Share
	Income	Average Shares	Amount

Net income	$1,055,638	2,146,063
Basic earnings per share
Income available to common stockholders			$.49

Effect of dilutive securities
Stock options		28,793
Unearned incentive plan shares		59,285

Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,055,638	2,234,141	$.47

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

	Year Ended December 31, 2006
		Weighted-	Per Share
	Income	Average Shares	Amount

Net income	$1,115,829	2,207,980
Basic earnings per share
Income available to common stockholders			$.51

Effect of dilutive securities
Stock options		39,003
Unearned incentive plan shares		66,999

Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,115,829	2,313,982	$.48

	Year Ended December 31, 2005
		Weighted-	Per Share
	Income	Average Shares	Amount

Net income	$1,247,695	2,237,853
Basic earnings per share
Income available to common stockholders			$0.56

Effect of dilutive securities
Stock options		52,146
Unearned incentive plan shares		87,132

Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,247,695	2,377,131	$0.52

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 23: Acquisition
On October 1, 2005, the Company acquired all of the outstanding common stock of Rantoul First Bank, SB located in Rantoul, Illinois. This acquisition expanded the Company’s banking presence in east Central Illinois into Rantoul and surrounding communities. Under the terms of the agreement, the Company acquired all of the outstanding shares of common stock for $22.10 per share for a total purchase price of $4.2 million. The transaction was accounted for as a purchase, and the results of operations of both entities since the acquisition date have been included in the consolidated financial statements. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of this transaction.

Cash and cash equivalents	$1,972,552
Securities	9,503,128
Loans, net of allowance for loan losses of $200,201	14,504,337
Premises and equipment	1,387,844
Federal Home Loan Bank stock	2,120,800
Foreclosed assets held for sale, net	640,136
Interest receivable	162,955
Deferred income taxes	600,337
Goodwill	541,474
Core deposit intangibles	422,128
Other assets	179,801

Total assets acquired	32,035,492

Deposits	26,736,981
Federal Home Loan Bank advances	700,000
Other liabilities	292,519

Total liabilities assumed	27,729,500

Net assets acquired	$4,305,992

Transaction costs related to the completion of the transaction totaled $85,754. The fair value of deposits acquired in the transaction exceeded the book value, resulting in a core deposit intangible asset of $422,000, which will be amortized over 10 years. The total fair value of the assets and liabilities acquired exceeded the book value, resulting in goodwill of $541,474 which is not subject to amortization. The core deposit intangible and goodwill are not deductible for tax purposes.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 24: Disclosures about Fair Value of Financial Instruments
The following table presents estimated fair values of the Company’s financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash and cash equivalents	$10,339,366	$10,339,366	$28,791,349	$28,791,349
Available-for-sale securities	48,628,669	48,628,669	64,515,293	64,515,293
Held-to-maturity securities	5,330,817	5,284,368	4,779,948	4,661,650
Loans held for sale	393,900	393,900	835,904	835,904
Loans, net allowance of loan losses	234,855,325	237,057,800	185,443,561	185,796,000
Federal Home Loan Bank stock	3,748,855	3,748,855	3,748,855	3,748,855
Interest receivable	3,511,478	3,511,478	2,919,235	2,919,235

Financial liabilities
Deposits	232,138,733	231,820,000	242,603,081	242,728,000
Short-term borrowings	3,714,766	3,714,766	—	—
Federal Home Loan Bank advances	55,800,000	56,416,000	32,800,000	32,881,00
Junior subordinated debentures	6,186,000	6,291,224	6,186,000	6,084,000
Pass through payments received on loans sold	84,946	84,946	122,282	122,282
Advances by borrowers for taxes and insurance	131,933	131,933	148,051	148,051
Interest payable	915,955	915,955	929,094	929,094
Unrealized financial instruments (net of contract amount)
Commitments to originate loans	0	0	0	0
Lines of credit	0	0	0	0

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
The following methods and assumptions were used to estimate the fair value of each class of financial instruments.
Cash and Cash Equivalents, Interest Receivable and Federal Home Loan Bank Stock
The carrying amount approximates fair value.
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
Short-term Borrowings, Pass Through Payments Received on Loan Sold and Advances by Borrowers for Taxes and Insurance, and Interest Payable
The fair value approximates the carrying value.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
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
Note 26: Commitments, Credit Risk, and Contingent Liabilities
The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Edgar, Clark, Vermilion and Champaign counties as well as the surrounding communities. The Company’s loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon economic conditions in the agricultural industry.
Commitments to Originate Loans
Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
At December 31, 2007 and 2006, the Company had outstanding commitments to originate loans aggregating approximately $7,901,436 and $5,686,007, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $2,477,695 and $3,886,507 at December 31, 2007 and 2006, respectively, with the remainder at floating market rates.
Lines of Credit
Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.
At December 31, 2007, the Company had granted unused lines of credit to borrowers aggregating approximately $18,027,939 and $5,107,182 for commercial lines and open-end consumers lines, respectively. At December 31, 2006, unused lines of credit to borrowers aggregated approximately $7,871,388 for commercial lines and$4,600,140 for open-end consumer lines.
Other Credit Risks and Contingent Liabilities
The Company had a concentration of funds on deposit with the Federal Home Loan Bank totaling $1,703,635 and $15,513,505 at December 31, 2007 and 2006. The Company had deposits from two customers totaling approximately $17,109,844 and $33,510,770 as of December 31, 2007 and 2006.
Note 27: Future Changes in Accounting Principles
In September 2006, the FASB issued SFAS No. 157 (FAS 157), Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. FAS 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Corporation is currently evaluating the impact, if any, the adoption of FAS 157 will have on its financial reporting and disclosures.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
In February 2007, the FASB issues SFAS No. 159 (FAS 159), The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. FAS 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately in the balance sheet. The main intent of the Statement is to mitigate the difficulty in determining reported earnings caused by a “mixed-attribute model” (or reporting some assets at fair value and others using a different valuation attribute such as amortized cost). The project is separated into two phases. This first phase addressed the creation of a fair value option for financial assets and liabilities. A second phase will address creating a fair value option for selected non-financial items. FAS 169 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Corporation is currently evaluating the impact, if any, the adoption of FAS 159 will have on its financial reporting and disclosures.
In December 2007, the FASB issued SFAS No. 141R (FAS 141R), Business Combinations, which revises FAS 141 and changes multiple aspects of the accounting for business combinations. Under the guidance in FAS 141R, the acquisition method must be used, which requires the acquirer to recognize most identifiable assets acquired, liabilities assumed, and non-controlling interests in the acquiree at their full fair value on the acquisition date. Goodwill is to be recognized as the excess of the consideration transferred plus the fair value of the non-controlling interest over the fair values of the identifiable net assets acquired. Subsequent changes in the fair value of contingent consideration classified as a liability are to be recognized in earnings, while contingent consideration classified as equity is not to be re-measured. Costs such as transaction costs are to be excluded from acquisition accounting, generally leading to recognizing expense and, additionally, restructuring costs that do not meet certain criteria at acquisition date are to be subsequently recognized as post-acquisition costs. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact that this issuance will have on its financial position and results of operation; however, it anticipates that the standard will lead to more volatility in the results of operations during the periods subsequent to an acquisition.
In December 2007, the FASB issued SFAS No. 160 (FAS 160), Non-controlling Interest in Consolidated Financial Statements — an amendment of ARB No. 51. FAS 160 requires that a non-controlling interest in a subsidiary (i.e. minority interest) be reported in the equity section of the balance sheet instead of being reported as a liability or in the mezzanine section between debt and equity. It also requires that the consolidated income statement include consolidated net income attributable to both the parent and non-controlling interest of a consolidated subsidiary. A disclosure must be made on the face of the consolidated income statement of the net income attributable to the parent and to the non-controlling interest. Also, regardless of whether the parent purchases additional ownership interest, sells a portion of its ownership interest in a subsidiary or the subsidiary participates in a transaction that changes the parent’s ownership interest, as long as the parent retains controlling interest, the transaction is considered an equity transaction. FAS 160 is effective for annual periods beginning after December 15, 2008. The Company is currently evaluating the impact, if any, that this standard will have on its financial position and results of operations.

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 28: Condensed Financial Information (Parent Company Only)
Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:
Condensed Balance Sheets

	December 31,
	2007	2006
Assets
Cash and due from banks	$525	$350
Interest bearing demand deposits	35,716	139,268

Total cash and cash equivalents	36,241	139,618

Available-for-sale securities	104,391	101,762
ESOP loan to subsidiaries	220,105	395,837
Premises and equipment	152,240	152,240
Investment in consolidated subsidiaries:
First Bank & Trust, S.B.	32,163,817	31,099,161
ECS Service Corporation	279,368	331,999
First Charter Service Corporation	74,749	74,340
Investment in FBTC Statutory Trust	186,000	186,000
Cash surrender value of life insurance	71,665	68,478
Other assets	435,243	317,777

Total assets	$33,723,819	$32,867,212

Liabilities
Junior subordinated debentures	$6,186,000	$6,186,000
Short-term borrowings	1,014,766	—
Other liabilities	22,244	25,346

Total liabilities	7,223,010	6,211,346

Stockholders’ Equity	26,500,809	26,655,866

Total liabilities and stockholders’ equity	$33,723,819	$32,867,212

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Condensed Statements of Income

	Year Ending December 31,
	2007	2006	2005
Income
Dividends from First Bank & Trust, S.B.	$1,100,000	$1,400,000	$150,000
Dividends from ECS Service Corporation	125,000	50,000	—
Interest and dividend income	44,753	51,398	71,830
Net realized gains on sales of available-for-sale securities	—	—	117,959
Other income	3,188	3,399	113

Total income	1,272,941	1,504,797	339,902

Expenses-Other	774,812	797,272	564,200

Income (Loss) Before Income Tax and Equity in Undistributed Income of Subsidiaries	498,129	707,525	(224,298)

Income Tax Benefit	(274,504)	(305,340)	(147,331)

Income (Loss) Before Equity in Undistributed Income of Subsidiaries	772,633	1,012,865	(76,967)

Equity in Undistributed Income of Subsidiaries	283,005	102,964	1,324,662

Net Income	$1,055,638	$1,115,829	$1,247,695

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Condensed Statements of Cash Flows

	Year Ending December 31,
	2007	2006	2005
Operating Activities
Net income	$1,055,638	$1,115,829	$1,247,695
Items not requiring (providing) cash
Net realized gains on available-for-sale securities	—	—	(117,959)
Equity in undistributed income of subsidiaries	(283,005)	(102,964)	(1,324,662)
Changes in
Other assets	(121,146)	(160,947)	(68,171)
Other liabilities	(3,103)	473	13,735

Net cash provided by (used in) operating activities	648,384	852,391	(249,362)

Investing Activities
Net change in ESOP loan	175,732	175,733	175,733
Purchases of available-for-sale securities	(1,358)	(35,834)	(185,945)
Proceeds from the sales of available-for-sale securities	—	—	985,299
Purchase of premises and equipment	—	—	(152,240)
Investment in FBTC Statutory Trust	—	—	(186,000)
Purchase of Rantoul First Bank, SB	—	—	(4,305,992)

Net cash provided by (used in) investing activities	174,374	139,899	(3,669,145)

Financing Activities
Purchase of treasury stock	(1,416,296)	(684,334)	(1,639,297)
Dividends paid	(529,666)	(542,548)	(581,970)
Net change in short-term borrowings	1,014,766	—	—
Issuance of long-term debt	—	—	6,186,000
Exercise of stock options	4,935	98,700	41,454
Tax benefit related to stock options exercised	126	8,320	4,941

Net cash provided by (used in) financing activities	(926,135)	(1,119,862)	4,011,128

Net Change in Cash and Cash Equivalents	(103,377)	(127,572)	92,621

Cash and Cash Equivalents at Beginning of Year	139,618	267,190	174,569

Cash and Cash Equivalents at End of Year	$36,241	$139,618	$267,190

First BancTrust Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Note 29: Quarterly Financial Information
The following is a summary of selected quarterly results of operations for the years ended December 31, 2007 and 2006:

	Quarter Ended
	December 31	September 30	June 30	March 31
	(In thousands, except share data)

2007
Net interest income	$2,105	$2,210	$1,975	$1,924
Provision for loan losses	329	182	132	132
Noninterest income	966	956	1,011	850
Noninterest expense	2,545	2,355	2,508	2,464
Income before income tax	197	629	346	178
Net income	179	442	268	167

Basic earnings per share	0.08	0.21	0.12	0.08
Diluted earnings per share	0.08	0.20	0.12	0.07

2006
Net interest income	$1,950	$1,992	$1,948	$2,017
Provision for loan losses	67	68	50	45
Noninterest income	848	897	931	785
Noninterest expense	2,351	2,491	2,452	2,489
Income before income tax	380	330	377	268
Net income	336	272	281	227

Basic earnings per share	0.16	0.12	0.13	0.10
Diluted earnings per share	0.14	0.12	0.12	0.10

FIRST BANCTRUST CORPORATION
SHAREHOLDER INFORMATION
Stock Listing and Price Information
The Company’s common stock trades on the Nasdaq Capital Market under the symbol “FBTC”. As of March 10, 2008, the number of outstanding shares of common stock of the Company totaled 2,185,839. These shares were held by 425 persons or entities, which does not individually count each person or entity holding stock in nominee of street name through various brokers or banks.
The following schedule shows the high and low bid prices for each of the quarters in 2005, 2006, and 2007:

Quarter Ended:	High	Low

March 31, 2005	12.89	11.71
June, 30 2005	12.65	10.85
September 30, 2005	12.90	12.59
December 31, 2005	12.90	11.95
March 31, 2006	13.49	11.63
June, 30 2006	12.23	10.95
September 30, 2006	12.20	11.35
December 31, 2006	12.00	11.02
March 31, 2007	12.15	11.54
June, 30 2007	12.13	11.59
September 30, 2007	11.79	10.50
December 31, 2007	11.28	9.51
At March 10, 2008, the closing price of a common share was $8.91. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the years ended December 31, 2005, 2006, and 2007, the Company declared dividends as follows:

Date Declared	Record Date	Payment Date	Amount

February 10, 2005	February 25, 2005	March 8, 2005	$0.06
May 12, 2005	June 3, 2005	June 14, 2005	$0.06
August 11, 2005	August 26, 2005	September 9, 2005	$0.06
November 10, 2005	December 2, 2005	December 16, 2005	$0.06
February 9, 2006	February 21, 2006	March 6, 2006	$0.06
May 11, 2006	June 5, 2006	June 14, 2006	$0.06
August 10, 2006	September 1, 2006	September 15, 2006	$0.06
November 9, 2006	December 4, 2006	December 15, 2006	$0.06
February 15, 2007	February 21, 2007	March 7, 2007	$0.06
May 10, 2007	June 1, 2007	June 14, 2007	$0.06
August 9, 2007	September 7, 2007	September 14, 2007	$0.06
November 8, 2007	December 7, 2007	December 14, 2007	$0.06

The following graph compares the cumulative total stockholder return on the Company’s common stock (“FBTC”), with the cumulative return for the NASDAQ Composite Index and the Standard and Poor Small Cap Bank Index for the same period, assuming the investment of $100 on December 31, 2002, and reinvestment of all dividends.
First Banc Trust Corporation

	Period Ending
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
First BancTrust Corporation	100.00	145.43	142.25	146.93	141.53	127.62
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
S&P Small Cap Bank Index	100.00	134.07	161.38	145.95	152.11	104.06

Source : SNL Financial LC, Charlottesville, VA	(434) 977-1600
© 2008	www.snl.com

Stockholders, investors and analysts interested in additional information may contact:
Sarah Aguirre
Administrative Assistant
First BancTrust Corporation
101 S. Central Avenue
Paris, IL 61944-0880
Annual Report on Form 10-K
A copy of the annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to Sarah Aguirre, Administrative Assistant, at the above address.
Special Regulatory Counsel
Howard & Howard Attorneys, P.C.
The Pinehurst Office Center, Suite 101
39400 Woodward Avenue
Bloomfield Hills, MI 48304-5151
Independent Accountants
BKD, LLP
225 North Water Street
Suite 400
Decatur, IL 62525-1580
Annual Meeting of Stockholders
The Annual Meeting of Stockholders of First BancTrust Corporation will be held at 10:00 a.m. April 21, 2008 at:
Human Resources Center
118 E. Court Street
Paris, Illinois 61944
Transfer Agent
Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the transfer agent:
Illinois Stock Transfer Company
209 W. Jackson Boulevard
Suite 903
Chicago, Illinois 60606
(312) 427-2953

DIRECTORS

JOHN W. WELBORN	TERRY T. HUTCHISON
Chairman of the Board; Retired Facilities Manager, TRW, Inc., Marshall, Illinois	Self-employed Business Consultant, Paris, Illinois

JOSEPH R. SCHROEDER	DAVID W. DICK
Attorney in private practice with the law firm of Bennett, Schroeder & Wieck, Marshall, Illinois	Senior Partner Gladding & Dick Insurance; agents for Country Insurance and Financial Services, Bloomington, Illinois; Illinois licensed embalmer and funeral director

VICK N. BOWYER	JOHN P. GRAHAM
Co-owner and registered principal of Linsco/Private Ledger Branch, a registered broker-dealer, Marshall, Illinois	Director of Accounting, Regency Associates, Champaign, Illinois

JAMES D. MOTLEY	TERRY J. HOWARD
Self employed owner of accounting firm James D. Motley, C.P.A., Paris, Illinois	President and Chief Executive Officer of the Company and First Bank
EXECUTIVE OFFICERS

TERRY J. HOWARD	DAVID F. SULLIVAN
Director, President and Chief Executive Officer of the Company and First Bank & Trust, s.b.	Vice President of the Company and President of First Bank of Paris, a branch of First Bank & Trust, s.b.

ELLEN M. LITTERAL	LARRY W. STROHM
Chief Financial Officer and Treasurer of the Company and Senior Vice President of First Bank & Trust, s.b.	Vice President of the Company and President of First Bank of Marshall, a branch of First Bank & Trust, s.b.

JACK R. FRANKLIN	ADAM YEAZEL
Sr. Vice President of the Company and Chief Operating Officer of First Bank & Trust, s.b.	President of First Bank of Savoy, a branch of First Bank & Trust, s.b.

THOMAS H. TRACY
Chief Credit Officer, First Bank & Trust, s.b.
BANKING LOCATIONS
MAIN OFFICE
101 South Central Avenue
Paris, Illinois 61944
(217) 465-6381
BRANCH OFFICES

610 North Michigan Avenue	1251 Woodfield Drive
Marshall, Illinois 62441	Savoy, Illinois 61874
(217) 826-6308	(217) 351-3526

1500 East Grove Avenue	10 East Cumberland
Rantoul, Illinois 61866	Martinsville, Illinois 62442
(217) 893-8100	(217) 382-3430

826 West Champaign	Community Finance
Rantoul, Illinois 61866	208 West Washington St
(217) 892-9111	Paris, Illinois 61944
(217) 465-5626